ORIGINAL

As filed with the Securities and Exchange Commission on June 19, 2006

24-10150



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
Under
THE SECURITIES ACT OF 1933

ALBINA COMMUNITY BANCORP
(Exact name of Issuer as specified in its charter)

OREGON	**6712**	**93-1129061**
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

2002 N.E. Martin Luther King, Jr. Blvd., Portland, Oregon 97212 (503) 287-7537
(Address and telephone number of principal executive offices and principal place of business)

Robert L. McKean
President and Chief Executive Officer
2002 N.E. Martin Luther King, Jr. Blvd.
Portland, Oregon 97212
(503) 287-7537
(Name, address, and telephone number of agent for service)

Copies of communications to:

Gordon E. Crim, Esq.
Foster Pepper Tooze LLP
601 S.W. Second Ave., Suite 1800
Portland, Oregon 97204
(503) 221-0607

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Volume 1 of 2
Exhibit index appears immediately following the cover page to Part III (Volume 2)
There are a total of 534 sequentially numbered pages.

PART 1 – NOTIFICATION

Item 1. Significant Parties

(a) Directors. The directors of Albina Community Bancorp ("the Issuer") are listed below. The business address of each such person is 2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212. The residential addresses of such persons are provided below.

Name	Residential Address
James R. Bradshaw	2540 Kilkenny Court, West Linn, OR 97068
Bernard V. Foster	3125 N. Williamette #105, Portland, OR 97216
Ted K. Gilbert	4745 SW Humphrey Park Rd., Portland, OR 97221
Mike Henderson	738 NW Westover Square, Portland, OR 97210
Sheila D. Holden	2524 NE 16th Ave., Portland, OR 97212
Robert L. McKean	P.O. Box 12028, Portland, OR 97212
Jeana M. Woolley	5006 NE Mallory Ave. Portland, OR 97211

(b) Executive Officers. The executive officers of Albina Community Bancorp and its subsidiary, Albina Community Bank, are listed below. The business address of each such person is 2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212. The residential addresses of such persons are provided below.

Name	Residential Address
Robert L. McKean, President, CEO	P.O. Box 12028, Portland, OR 97212
James J. Schlotfeldt, CFO	14997 SW Telluride Terrace, Beaverton, OR 97007
Cheryl Cebula, COO	11735 SE Broyles Ct., Clackamas, OR 97015
Greg Froman, CCO	21509 S. Levi Rd., Beavercreek, OR 97004
Mark Yee, CLO	3143 N. Willamette Blvd. Portland, OR 97217

(c) Issuer's General Partners. Not Applicable.

(d) and (e) Principal Shareholders. The full names, business and residential addresses of the record and beneficial owners of 5 percent or more of any class of the Issuer's equity securities are listed below:

Name	Business or Residential Address (as applicable)
Series A Preferred (voting)	
Northeast Portland Community Development Trust	2002 NE Martin Luther King, Jr. Blvd. Portland, Oregon 97212
Series B Preferred (nonvoting)	
The Oregon Community Foundation	1221 SW Yamhill St., Portland, OR 97205
Meyer Memorial Trust	425 NW 10th Ave., Portland, OR 97209
The Collins Foundation	1618 SW First Ave., Suite 505, Portland, OR 97201
Bank of America, NA, Trustee, Ralph L. Smith Foundation	411 N. Akard St., 5th Floor, Dallas, TX 75201

Class A Common (voting)

Legacy Emanuel Hospital and Health Center	1919 NW Lovejoy, Portland, OR 97209
Robert McKean	P.O. Box 12028, Portland, OR 97212

Class B Common (nonvoting)

Community Development Financial Institutions Fund	601 13th St. NW, Suite 200S, Washington, DC 20005
Wells Fargo, N.A.	401 B Street, Suite 304-A, San Diego, CA 92101

(f) Promoters of the Issuer. The persons identified below as promoters include persons, identified by (*), who assisted with the Issuer's organization in 1995 but have not been affiliated with the Issuer during the past five years. Address information about those persons is not known to the Issuer. The business address of each person who is still affiliated is 2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212.

Name	Residential Address
Graham C. Bryce	336 N.W. Lomita Terrace, Portland, OR 97210
Howard K. Shapiro	1025 NW Couch #1513, Portland, OR 97209
James Bradshaw	2540 Kilkenny Court, West Linn, OR 97068
Jeana M. Woolley	5006 NE Mallory Ave. Portland, OR 97211
Bernard V. Foster	3125 N. Williamette #105, Portland, OR 97216
Ted K. Gilbert	4745 S.W. Humphrey Park Rd., Portland, OR 97221
Sheila Holden	2524 NE 16th Ave., Portland, OR 97212
Mike Henderson	738 NW Westover Square, Portland, OR 97210
Roger S. Ahlbrandt *	n/a - deceased
James May *	Unknown
Avel L. Gordly *	Unknown
Deborah E. Kennedy *	Unknown
Gretchen Kafoury *	Unknown
Lolenzo Poe *	Unknown
Eric Sten *	Unknown
Leon C. Smith *	Unknown
Deborah Saweyer-Parks *	Unknown

(g) Affiliates of the Issuer. Albina Community Bank, Albina Community Statutory Trust I, Albina Community Statutory Trust II, and Albina Development Company, LLC are wholly-owned subsidiaries of Albina Community Bancorp. Northeast Portland Community Development Trust is a top-tier bank holding company holding all of the outstanding shares of the Series A Preferred Stock. The business address of these affiliates is 2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212.

(h) Legal Counsel. Foster Pepper Tooze LLP, 601 S.W. Second Avenue, Suite 1800, Portland, Oregon 97204, has advised the Issuer in connection with certain banking and securities aspects of the offering.

(i) The Underwriter with Respect to Offering. D.A. Davidson & Co. will act as placement agent on a best efforts basis with respect to the offering within the meaning of Section 2(a)(11) of the Securities Act of 1933, as it will offer or sell for the Issuer in connection with the distribution of securities. D.A. Davidson's business address is 8 Third Street North, Great Falls, Montana 59401.

(j) **The Underwriter's Directors.** The directors of D.A. Davidson & Co. are as follows. The business and residential addresses of such persons are provided below.

Name	Residential Address	Business Address
James Bradshaw	2540 Kilkenny Ct. West Linn, OR 97068	Two Centerpointe Dr. Ste. 400 Lake Oswego, OR 97035
Ian Davidson	325 Flood Road Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Frederic Dickson	14180 SW 98th Court Tigard, OR 97224	Two Centerpointe Dr. Ste. 400 Lake Oswego, OR 97035
Bradley Dugdale	P.O. Box 747 Hayden Lake, ID 83835	608 Northwest Blvd., Ste. 403 Coeur d'Alene, ID 83814
William Johnstone	219 Third Avenue North Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Thomas Nelson	6 Spring Ridge Drive Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Douglas Nichols	5126 NE 42nd Street Seattle, WA 98105	701 5th Avenue, Ste. 3100 Seattle, WA 98104
James Rice	2607 Western Avenue, #257 Seattle, WA 98121	701 5th Avenue, Ste. 3100 Seattle, WA 98104
Susan Skaar	1325 Cannon Creek Rd. Bozeman, MT 59715	529 East Main Street Bozeman, MT 59715
Ronald Tschetter	300 40th Avenue South, #28 Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Arlene Wilson	1-16th Avenue South Great Falls, MT 59405	8 Third Street North Great Falls, MT 59401

(k) **The Underwriter's Officers.** The executive officers of D.A. Davidson & Co. are as follows. The business address of each such person is 8 Third Street North, Great Falls, MT 59401. The residential addresses of such persons are provided below.

Name	Residential Address
William A. Johnstone	219 3rd Avenue North, Great Falls, MT 59401
Ronald Tschetter	300 40th Avenue South, #28, Great Falls, MT 59404
Thomas Nelson	6 Spring Ridge Drive, Great Falls, MT 59404
Lawrence T. Martinez	80 Gannon Drive, Great Falls, MT 59404

(l) **Underwriter's general partners.** Not Applicable.

(m) Counsel to the Underwriter. Lawrence T. Martinez, Esq., General Counsel to Davidson Companies, 8 Third Street North, Great Falls, Montana 59401, will serve as counsel to D. A. Davidson & Co.

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to the disqualification provisions set forth in Rule 262.

(b) Not Applicable.

Item 3. Affiliate Sales

Not Applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) D.A. Davidson & Co., as placement agent, will offer and sell shares on a best efforts basis pursuant to a Placement Agent Agreement dated as of the date of this Offering Circular. D.A. Davidson & Co. will offer and sell shares in the states of Colorado, Idaho, Oregon, Utah, Washington and Wyoming. The securities have been or will be registered in those states, unless an exemption from registration applies. The shares will be offered through Davidson's financial consultants through mailing of the offering circular to, and through direct communication with, prospective subscribers.

(b) The Issuer will offer and sell shares to its employees, directors and existing shareholders in the following states: California, Colorado, New York, Oregon, Washington, and Wyoming. The securities have been or will be registered in those states, unless an exemption from registration applies. The shares will be offered by the Issuer's Chief Executive Officer, Robert L. McKean, and Chief Financial Officer, James J. Schlotfeldt, on a best-efforts basis, through mailing of the offering circular and direct communication with prospective subscribers. Mr. McKean and Mr. Schlotfeldt will not receive any bonus, commissions or other compensation directly or indirectly in connection with such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) During the 12 months preceding the filing of this Form 1-A Offering Statement, the Issuer sold 1,231 shares of Class A Common stock through its Employee Stock Purchase Plan and issued 15,505 shares of Class A Common Stock upon the exercise of options under its Stock Incentive Plans. Additionally, the Issuer issued 75 shares of Class A Common Stock as an award to the employee of the year. These amounts reflect the 50% stock dividend as of the record date of May 5, 2006.

(b) Within the past 12 months, former Chief Financial Officer Clint Stein sold 3,000 shares of Class A Common Stock at $12.83 per share and former Chief Credit Officer Michael Lauinger sold 3,300 shares of Class A Common Stock at $14.67 per share. No other shares of the Issuer's common stock were sold by or for the account of any person who was a director, officer, promoter or principal security holder of the Issuer or was an underwriter of any securities of the Issuer within the past 12 months. These amounts reflect the 50% stock dividend as of the record date of May 5, 2006.

(c) The shares issued under the Employee Stock Purchase Plan and the Stock Incentive Plans were issued pursuant to the Rule 701 exemption from registration under the Securities Act of 1933.

The Issuer was eligible to rely on this exemption because (i) the Issuer is not subject to reporting requirement of section 13 or 15(d) of the Securities Exchange Act of 1934, (ii) the issuance was pursuant to a written compensatory benefit plan for the participation of employees and directors, a copy of which was provided to the participants, and (iii) the amount of securities offered in reliance on Rule 701 during any consecutive 12-month period did not exceed the limitations in Rule 701(d)(2).

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings at the current time.

Item 7. Marketing Arrangements

There is no arrangement known to the Issuer or to any person named in response to Item 1 above for any of the purposes set forth in Item 7, Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in this offering statement as having prepared or certified any part hereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

No solicitation of interest document or broadcast script has been used prior to filing this notification.

OFFERING CIRCULAR

ALBINA COMMUNITY BANCORP
2002 NE Martin Luther King, Jr. Blvd.
Portland, Oregon 97212
(503) 287-7537

A Maximum of $5,000,000 (416,666 Shares of Class A Common Stock at $12.00 Per Share)
(No minimum offering amount)

ALBINA COMMUNITY BANCORP is offering 416,666 shares of its Class A Common Stock to existing shareholders and the public at $12.00 per share. Of these shares, D.A. Davidson & Co., acting as placement agent on a best efforts basis, may sell all but 125,000 shares reserved by the company for sale to directors, employees, and existing shareholders. If we do not sell all of those shares within the first two weeks of the offering period, Davidson may sell the remaining shares. Existing shareholders do not have the right to purchase a pro-rata portion of the offering. The offering will commence as of the date of this Offering Circular and expire 30 days later, unless we terminate it earlier or extend it, for up to two additional 30-day periods.

The minimum purchase for new shareholders is 2,000 shares ($24,000). The minimum purchase amount for existing shareholders and employees of Albina Community Bank is 100 shares ($1,200).

In addition to other matters discussed in this document, you should also be aware of the following:

- There is no minimum offering amount, and we may receive less than $5,000,000 in gross proceeds;
- Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;
- We are selling a portion of the offered shares directly, and a 3% commission will be paid in connection with such sales to our placement agent;
- A portion of the offered shares will be sold by our placement agent, and a 7% commission will be paid in connection with such sales;
- There is a very limited trading market for our shares; and
- We have subjectively established the offering price of $12.00 per share based on, among other things, recent known sales prices in the limited recent trading of our stock and advice from our placement agent.

An investment in these securities involves risk, including the possible loss of principal. See "RISK FACTORS" on page 3 of this Offering Circular.

	Price to Public	Placement Agent Commission(1)	Proceeds to Issuer(1) (2)
Per Common Share	$12.00	$0.70	$11.30
Maximum Offering	$5,000,000	$290,000	$4,710,000

(1) D.A. Davidson & Co., acting as placement agent, will receive a 7% commission in connection with shares sold by it in the offering and a 3% commission on all shares sold by Albina in the offering. This table reflects the assumption that D.A. Davidson & Co. will sell 291,666 of the shares offered and agents of Albina will sell the remaining 125,000 shares. The actual number of shares sold by D.A. Davidson cannot be accurately predicted.

(2) Proceeds are calculated before deducting estimated expenses of the offering of approximately $150,000, including filing fees, legal and accounting fees, printing and other miscellaneous expenses payable by us.

The date of this Offering Circular is _______, 2006.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS. THESE SECURITIES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FDIC NOR HAS THE FDIC OR ANY OTHER FEDERAL OR STATE AGENCY PASSED ON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

No agent or officer of Albina Community Bancorp or Albina Community Bank, or any other person, has been authorized to give any information or to make any representations other than those contained in this Offering Circular and, if given or made, such information and representations should not be relied upon as having been authorized by Albina Community Bancorp.

Neither the delivery of this Offering Circular nor any sale hereunder shall under any circumstances create an implication that there has been no change in the affairs of Albina Community Bancorp since the date hereof.

In deciding whether or not to invest in the securities offered, you should rely on your own examination of Albina Community Bancorp and the terms of the offering, including the merits and risks involved.

This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. We are offering these securities only to residents in the states of California, Colorado, Idaho, New York, Oregon, Utah, Washington, and Wyoming. This Offering Circular shall not constitute a valid offer of our securities to any other person.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of our stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular. Prospective purchasers are urged to carefully read the entire Offering Circular before making a decision to purchase our Class A Common Stock. Unless otherwise noted in this Offering Circular, all references to common stock shall mean our Class A Common Stock.

The Offering

Common stock offered	416,666 shares
Offering price	$12.00 per share
Common stock to be outstanding after the Offering	936,506 shares of Class A common stock (assuming all shares offered are sold and no stock options are exercised)
Minimum subscription	**New shareholders must subscribe for a minimum of 2,000 shares ($24,000).** **Existing shareholders** and **employees** of Albina Community Bancorp or Albina Community Bank must subscribe for a minimum of 100 shares ($1,200).
How to subscribe from Albina Community Bancorp	To purchase shares in the offering directly through us, you must complete, date and execute the Subscription Agreement provided with this Offering Circular and return it, along with a check made payable to "Albina Community Bancorp" for the full subscription amount to us at the address listed on the front page of the Offering Circular. **<u>Important</u>: Payment of the full subscription price for shares must be included with the Subscription Agreement.**
How to subscribe from D.A. Davidson & Co.	To purchase shares in the offering through D.A. Davidson & Co., you must complete, date and execute the Subscription Agreement provided with this Offering Circular and return it to D.A. Davidson in the pre-addressed envelope.
Expiration of Offering	The offering will expire 30 days after the date of this Offering Circular, unless we terminate it earlier or extend it for up to two additional 30-day periods.
Use of proceeds	To enhance the bank's capital to support higher lending limits and further asset growth. See "USE OF PROCEEDS."
Investment risks to be considered	An investment in our shares involves certain risks. See "RISK FACTORS."

About Albina Community Bancorp and Albina Community Bank

Albina Community Bancorp (the "company") is a financial holding company for Albina Community Bank (the "bank"), an Oregon state-charted bank that commenced operation in December 1995. Albina Community Bank's main office and four branch offices are located in Portland, Oregon. At March 31, 2006, we had consolidated total assets of approximately $126.6 million, total liabilities of approximately $119.4 million, net loans of approximately $84.9 million, deposits of approximately $109.0 million, and shareholders' equity of approximately $7.3 million.

Albina Community Bank is proud to be one of only 51 commercial banks in the United States, and the only bank in Oregon, that is certified by the U.S. Department of Treasury as a Community Development Financial Institution (CDFI). Our primary objective is to generate profits for our shareholders; however, a core tenet of our mission is the provision of banking services to low- and moderate-income communities that are underserved by other financial institutions. We believe we are able to serve these underserved markets without compromising our profit strategy due to our eligibility as a CDFI to receive federal and state grants. Moreover, our credentials as a CDFI and our reputation in the community as a partner for community development, give us a competitive advantage for attracting customers who not only value our broad range of competitive products and high level of customer service, but also desire the opportunity to contribute to the bank's social impact mission through their banking business.

Although the bank's performance suffered from low growth and nonperforming loans during our initial years, since 2004, we have significantly developed the bank's physical and human resource infrastructure and expanded our marketing focus to better position the company to generate profits for its shareholders and to act as a community leader for development throughout the Portland area. Our senior management team has extensive experience in the banking industry and our directors have significant business experience and extensive involvement in the Portland community.

Our strategic objective is to continue to expand our presence throughout the Portland area, leveraging our unique commitment as a community development bank to attract customers among Portland's large socially progressive demographic group. We also intend to broaden our reputation as a bank with significant financial expertise and a broad range of banking products and services offered at competitive rates.

The proceeds of this offering will be used to enhance the bank's capital to increase legal lending limits and to support further asset growth. In accordance with bank regulatory capital adequacy guidelines, the bank will be able to leverage the additional capital to increase earning assets by approximately 12 ½ times the amount of the additional capital at the bank.

The bank maintains a web site at http://www.albinabank.com that contains additional information about the products and services offered and that allows bank customers to conduct internet banking transactions. Information contained on or that can be accessed through our website does not constitute a part of this Offering Circular.

See "BUSINESS" for a more complete description of our business.

RISK FACTORS

An investment in our shares involves certain risks. In addition to the other information contained in this Offering Circular, anyone considering investing in our shares should read and carefully consider the following list of material risks:

Risks Associated with the Offering

We have subjectively set the offering price, and the price may not reflect the actual value of the shares.

We have established the offering price of $12.00 per share based primarily on consideration of known prices of recent, though sporadic, trades in the stock and advice received from D.A. Davidson & Co., our placement agent. See "TERMS OF THE OFFERING – The Offering Price." There can be no assurance that the offering price represents the actual market value of the stock, or that shareholders will be able to sell their shares at or above the offering price.

There is no minimum offering amount, and we may raise substantially less than the maximum amount being offered.

We have not set a minimum number of shares that must be sold in order for the offering to close. No escrow arrangements have been made with respect to the offering. Thus, subject to the acceptance of subscriptions, funds will be immediately available to us regardless of the number of shares sold in the offering to such date or in the completed offering. See "TERMS OF THE OFFERING – Company Discretion." There can be no assurance that the maximum number of shares will be sold, or that any minimum amount of proceeds will be raised in the offering.

There will be an immediate dilutive effect to new shareholders.

Net tangible book value per share at March 31, 2006 was $7.86. Assuming that this offering is fully sold, the pro forma net tangible book value per share would be $9.12. This represents an immediate increase in net book value to present Class A and Class B Common Stock shareholders of $1.25 per share and an immediate dilution to new investors of $2.88 per share. See "DILUTION."

You may have difficulty selling your shares because there is currently little trading activity in the stock.

Our shares are quoted on the OTC Bulletin Board maintained by the National Association of Securities Dealers (the "NASD") under the symbol "ACBC"; however, there is little trading activity in the stock. We do not know whether significant trading activity will ever take place. We cannot assure you that private sales can be negotiated at acceptable prices. Accordingly, you should consider this as a long-term investment and be prepared to hold the shares for an indefinite period of time.

You will likely not receive cash dividends on the shares.

We have never paid a cash dividend and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operation and expansion of the bank. Our ability to pay dividends in the future will depend primarily upon the bank's earnings and its ability to pay dividends to Albina Community Bancorp. See "SUPERVISION AND REGULATION – Federal and State Bank Regulation - Dividends."

Risks Associated with the Business

Our business is concentrated in economically distressed communities and may involve higher credit risks than other commercial banks.

A majority of the bank's operations are concentrated in North/Northeast Portland, Oregon, including the St. Johns neighborhood area. These areas have historically been economically distressed, suffering from high unemployment and lower average household income levels than state and national averages, all of which generally contribute to higher credit risk among potential borrowers. The success of the company depends, among other things, on the bank's ability to attract creditworthy borrowers and to finance viable commercial enterprises and property development.

Our marketing is focused on small- and medium-sized businesses, which involve special risks.

Our focus on small- and medium-sized businesses involves special risks. Smaller, less seasoned companies may have shorter operating histories, less sophisticated internal record keeping and financial planning capabilities, and greater debt-to-equity ratios than larger companies. These factors increase the difficulty in accurately assessing credit risks. Such borrowers are more susceptible to economic declines; consequently, loans to such borrowers may be riskier than loans to larger commercial borrowers.

Due to our high concentration of loans secured by real estate, a downturn in the real estate market could hurt our business.

At March 31, 2006, 81.9% of the bank's loan portfolio consisted of loans secured by real estate. These real estate-secured loans are concentrated in the Portland, Oregon, area. A downturn in the local economy could have a material adverse effect on a borrower's ability to repay these loans due to either loss of a borrower's employment or a decline in a borrower's business. Further, adversity in the local economy could impair the value of the real property held as collateral securing these loans. In such case, the bank's ability to recover on defaulted loans by foreclosing and selling the real estate collateral would be diminished and the bank would be more likely to suffer losses on defaulted loans.

We compete with many other financial institutions that have greater resources.

Our business operates in a highly competitive banking environment, competing with a number of banks, savings and loan associations, credit unions and other financial institutions which possess greater financial resources than we do, some of which have offices in the immediate vicinity of the bank. By virtue of their capital, such institutions have substantially greater lending limits than we do and perform certain functions for their customers that we do not offer. As we expand our market area outside of the underserved market of North/Northeast Portland, we cannot be certain that we will continue to be able to attract and retain customers from other financial institutions, as most depositors and loan customers currently have established banking relationships with other financial institutions. Further, many non-bank competitors, such as credit unions, mutual funds and investment brokers, are not subject to the same regulatory burdens as banks. Credit unions, for example, are not subject to corporate income taxation, and are not required to comply with Community Reinvestment Act requirements, which increase the cost of operations for banks.

The bank's community development lending activities are partially subsidized by federal grants that may not continue or may not continue at the same funding level.

In four out of the past five years, the bank has received Bank Enterprise Awards from the U.S. Department of Treasury based on its loans, investments, services and technical assistance provided within distressed communities. In addition, in 2005, the bank received a Technical Assistance award from the U.S. Department of Treasury's CDFI Fund which was granted specifically to assist in technology upgrades to customer information systems and for loan consulting work. Also in 2005, the bank received a grant from the Oregon Economic and Community Development Department (OECDD) for the creation of a Microenterprise Loan Fund to support small, emerging, minority and women-owned businesses. In fiscal year 2005, these awards totaled $497,000. The amount of the awards varies from year to year and there is no guarantee that the bank will receive an award or that the U.S. Treasury or the OECDD will continue these programs. These awards help to offset the additional cost incurred by the bank in making loans and providing other services in distressed areas. The loss of these grants would be a loss of a source of income to the bank and may impede the bank's ability to pursue its community development mission.

If we cannot attract deposits, our growth may be inhibited.

We plan to increase significantly the level of our assets, including the bank's loan portfolio. Our ability to increase our assets depends in large part on the bank's ability to attract additional deposits at competitive rates. At March 31, 2006, the bank had a loan-to-deposit ratio of 77.9%. We intend to seek additional deposits by offering deposit products that are competitive with those offered by other financial institutions in our markets and by establishing personal relationships with our customers. We cannot assure you that these efforts will be successful. An inability to attract additional deposits at competitive rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As a result of our CDARs program, we have high deposit concentration among some depositors.

Through the bank's participation in the Certificate of Deposit Account Registry System (CDARS) program, the bank is able to offer customers FDIC insured deposits up to $25 million. The CDARS program, offered through the Promontory Interfinancial Network, allows banks to deposit customers' large deposits into other federally-insured financial institutions, in incremental amounts under $100,000, and retain the benefit of FDIC insurance on all of the customers' funds. In return for depositing customer funds into the network, the bank receives equal deposits from other banks in the network. This program is designed to attract new money into the bank from customers with FDIC insurance concerns.

As of March 31, 2006, there were 17 individual depositors participating in the CDARs program, with total CDARs deposits of $17.1 million. Due to these high deposit concentrations, the bank is potentially vulnerable to significant deposit loss in the event that a significant depositor chooses not to renew a certificate of deposit upon its maturity or otherwise maintain deposits with the bank. A sudden loss of a significant amount of deposits could affect the bank's liquidity.

We also pay higher interest rates for these larger certificates of deposit, which results in higher interest expense and increased volatility in our liquidity position.

Our emphasis on community development may result in investments in projects to benefit the community at the expense of shareholder returns.

Our primary objective is to generate profits for our shareholders; however, we make decisions from time to time that are motivated by considerations other than maximizing profits for shareholders based on the non-financial objectives of our mission statement. The company and the bank were organized for the purpose of providing banking services to residents of an economically disadvantaged community, and to support the redevelopment of that community. Accordingly, the evaluation of borrowers and decisions regarding the extension of credit may be influenced by factors other than considerations of maximizing profitability and may involve greater credit risk.

The Series A Preferred Shareholder can elect 25% of the board, or a minimum of two directors.

The genesis of the company was the settlement of a rate-payer lawsuit in 1991. As part of that settlement, the bank and the company were formed and 16,300 shares of the company's Series A Preferred Stock were issued to the Northeast Portland Community Development Trust (the "Trust"). The Trust, through its ownership of all of the shares of the company's Series A Preferred Stock, is deemed to be an affiliate of the company. As the holder of the Series A Preferred Stock, the Trust is entitled to elect 25% of the directors, and in any event, not fewer than two directors. Directors elected by the Trust, in addition to their fiduciary duties to the company and all shareholders, may be expected to attempt to influence the board of directors in making decisions affecting the company and the bank based on considerations deemed by the trustees to be important to the community. Such decisions may be different from or directly conflict with other business considerations. See "SIGNIFICANT SHAREHOLDER."

TERMS OF THE OFFERING

General

We are offering up to 416,666 shares of Albina Community Bancorp Class A Common Stock at a price of $12.00 per share. References to "common stock" in this document mean the Class A Common Stock, unless the context indicates otherwise. See "Description of Capital Stock". The offering is being conducted by subscription through D.A. Davidson & Co. ("Davidson"), a registered broker-dealer and investment banking firm, acting as placement agent on a best efforts basis, as well as by subscriptions through our Chief Executive Officer, Robert McKean, and Chief Financial Officer, James Schlotfeldt. The offering will be conducted via subscription agreements, subject to our sole discretion to accept or reject subscriptions.

The offering will commence as of the date of this Offering Circular and terminate 30 days later. In our sole discretion, we may decide to terminate the offering earlier, or to extend it for up to two additional periods of 30 days each.

Unless you are an existing shareholder of Albina Community Bancorp or an employee of Albina Community Bancorp or Albina Community Bank, you must subscribe for a minimum of 2,000 shares ($24,000). Existing shareholders or employees of Albina Community Bancorp or Albina Community Bank must subscribe for a minimum of 100 shares ($1,200).

Plan of Distribution – Placement Agent

Placement Agent Agreement. We have entered into a Placement Agent Agreement with Davidson with respect to the shares to be offered and sold in the offering. Davidson will offer and sell shares to its customers and the general public on a "best efforts" basis. Davidson has the right to sell all but 125,000 shares which have been reserved for sale directly by us to directors, employees, and existing shareholders. To the extent we are unable to sell these reserved shares directly within the first two weeks of the offering period, Davidson may sell the remaining shares.

Davidson's Fees. Davidson will receive a commission of 7% of the gross proceeds of all sales made by or through it and a 3% commission of the gross proceeds of sales made by or through us. We will also pay Davidson an nonaccountable expense allowance of $20,000. We also will reimburse Davidson for any out of pocket costs for: (i) state securities filing fees and expenses, including fees and expenses of Davidson's outside counsel if retained; (ii) NASD filing fees and expenses; and (iii) fees and expenses jointly determined by us and Davidson to be outside the expected scope of the expense allowance. Davidson has not received a retainer. The Placement Agent Agreement also gives Davidson the right to act as our selling agent if we offer or participate in an offering of trust preferred securities within one year of the date of the Placement Agent Agreement. In the event of such an offering, we would pay Davidson a commission of not more than 1% of the proceeds of such offering.

Lock Up Agreement. The Placement Agent Agreement requires us to obtain Davidson's permission before selling any other securities of the company (except for issuing stock or options pursuant to our stock incentive plan or employee stock purchase plan) within 180 days after the date of the Placement Agent Agreement.

Indemnification. We and Davidson have agreed to indemnify each other against liabilities related to material misstatements or omissions in this Offering Circular that result from information that we are each, respectively, providing for inclusion in this Offering Circular.

Relationship between the Company and Davidson. James R. Bradshaw, a director of the bank since 1996 and of Albina Community Bancorp since 2003, currently serves on the board of directors of Davidson, a wholly-owned subsidiary of Davidson Companies. From time to time in the past, Mr. Bradshaw has acquired shares of our common stock. See "MANAGEMENT" for additional information concerning Mr. Bradshaw, including the fees he has received from serving on our board and his ownership of shares of company stock.

Mr. Bradshaw joined Davidson in 2000 as a Senior Research Analyst covering banks and similar lending institutions. Mr. Bradshaw does not publish research reports on Albina Community Bancorp and is not expected to in the future. Mr. Bradshaw is not an executive officer of Davidson. Mr. Bradshaw is not an executive officer or director of Davidson Companies, Davidson's parent company.

Mr. Bradshaw recused himself from participating in the board's decision to engage Davidson and determination of the terms and conditions of the offering. Davidson has advised us that Mr. Bradshaw did not participate in Davidson's decision to accept this engagement. Mr. Bradshaw will not receive any part of the commission or other compensation paid to Davidson in connection with this offering. Mr. Bradshaw's purchases of shares in this offering, if any, will be on the same terms and conditions of all other purchasers. See "TERMS OF THE OFFERING - Purchase Intentions of Directors and Executive Officers."

Davidson has received fees totaling $90,000 from us for acting as placement agent for our issuances of trust preferred securities in March 2003 and May 2004.

The Offering Price

In determining the offering price of $12.00 per share, our board of directors, with advice from Davidson, considered a number of factors, including prices at which our shares were traded in recent, though sporadic transactions of which we are aware; the company's historical earnings; the bank's future prospects; the book value per share of outstanding common stock following the offering; and the trading prices of stock of other similarly situated financial institutions. The Board of Directors did not engage an independent advisor for the purpose of valuing the common stock.

How to Subscribe

A subscription constitutes a continuing offer by the subscriber to purchase the indicated shares at the offering price until the subscription is accepted or a notice of rejection is given by the company. Subscriptions are irrevocable.

If subscribing directly with Albina Community Bancorp:

If you are subscribing for shares offered directly by Albina Community Bancorp, complete and sign the enclosed Albina Community Bancorp Subscription Agreement and send it with full payment for the shares subscribed to us in the enclosed envelope that is pre-addressed to us.

We will hold subscription funds, pending acceptance, in a segregated, non interest-bearing account at Albina Community Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction. Subscription funds do not earn interest.

If subscribing through D.A. Davidson & Co.:

If you are subscribing for shares offered by Davidson, complete and sign the enclosed Davidson Subscription Agreement and send it in the enclosed pre-addressed envelope to Davidson. Davidson will remit subscription funds by noon on the next business day following its receipt of such funds to Albina Community Bancorp, which will hold such funds, pending acceptance, in a segregated, non interest-bearing account at Albina Community Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction. Subscription funds do not earn interest.

Company Discretion to Accept or Reject Subscriptions

Subscribers should be aware that we are entitled to exercise broad discretion in determining whether to sell shares to them. The timing of receipt of a subscription will not necessarily have bearing on whether the subscription is accepted. **We may, in our absolute and sole discretion, reject the subscription of any person, whether such person is currently a shareholder or not.**

In exercising our discretion, we may consider, among other things:

- Whether or not the subscriber is an Albina Community Bank customer;
- Whether or not the subscriber is a resident of our primary market area;
- Whether or not the subscriber is a resident of the State of Oregon, and if not, whether the subscriber's state of residence imposes any restrictions on, or costs in connection with, the sale of securities to its residents and whether, in our sole judgment, compliance with any such restrictions or payment of any such costs is unduly burdensome;
- Whether the number of shares for which the subscriber subscribes will subject the subscriber to regulation under the Change in Bank Control Act, which could delay finalization of the sale;
- Whether the board determines in its sole judgment that the subscriber is purchasing shares with an intent to acquire control of the company or to influence management or policies of the company; and
- Whether the number of shares for which the subscriber has subscribed meets the minimum purchase requirement. The minimum purchase requirement of 2,000 shares for new or non-employee investors has been established, among other reasons, to avoid the administrative, printing and related costs associated with maintaining a shareholder base consisting of shareholders with small individual holdings. Additionally, we desire to maintain fewer than 500 shareholders of record, so that we do not become subject to the periodic reporting and certain other requirements of the Securities Exchange Act of 1934.

Minimum Purchase Requirement for New Shareholders

We have established the minimum purchase requirement of 2,000 shares for new shareholders for the reasons described above under "Company Discretion to Accept or Reject Subscriptions." The minimum purchase requirement for existing shareholders and employees of the company or the bank is 100 shares.

Offering Expiration Date

We must receive completed and executed subscriptions, together with full payment for the shares subscribed, at our offices not later than 5:00 p.m. on the date 30 days after the date of this Offering Circular (as printed at the bottom of the front cover of the Offering Circular), unless the offer is terminated earlier or extended, for up to two additional periods of 30 days each, by us in our sole discretion.

Delivery of Stock Certificate

As soon as practicable following acceptance of a subscription, we will issue a certificate representing the number of shares that the subscriber has purchased.

Purchase Intentions of Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering on the same terms being offered to all other existing shareholders and employees. As a group, as of May 31, 2006, our directors and executive officers beneficially owned 143,086 shares of common stock (27.53% of the outstanding shares of common stock). Our directors and executive officers have indicated that they plan to purchase, in the aggregate, approximately 34,168 shares although there is no obligation for them to actually purchase these shares. Assuming that they purchase this number of shares, they will own in the aggregate 18.93% of the then-outstanding shares (assuming full subscription of this offering and not including shares that such persons could purchase upon the exercise of stock options). See "MANAGEMENT – Stock Ownership of Management and Certain Security Holders."

DILUTION

Our net tangible book value at March 31, 2006 was $4.77 million, or $7.86 per share. Net tangible book value per share is determined by dividing the shareholders' equity available to common shareholders (excluding goodwill, other intangible assets, and outstanding Preferred Stock) by the number of shares of Class A and Class B Common Stock outstanding. Without taking into account any changes in such net book value after March 31, 2006, other than to give effect to the sale of 416,666 shares offered by us in this offering and receipt of the net proceeds (after deducting estimated offering expenses payable by us), the pro forma net tangible book value of the outstanding common shares at March 31, 2006 would be $9,329,650 or $9.12 per share. This represents an immediate increase in net book value to present Class A and Class B Common Stock shareholders of $1.25 per share and an immediate dilution to new investors of $2.88 per share. There is no dilutive effect on holders of Preferred Stock. The following tables illustrate the dilution on a per-share basis, at an offering price of $12.00 per share, assuming that 100%, 75%, 50%, 25%, and 10% of the offering is subscribed:

	Assumed Percentage of Maximum Offering Sold				
	100%	**75%**	**50%**	**25%**	**10%**
Number of Class A Common Shares assumed to be sold (1)	416,666	312,500	208,333	104,166	41,666
Gross proceeds	$5,000,000	$3,750,000	$2,500,000	$1,250,000	$500,000
Expenses and commissions	440,000	367,500	295,000	222,500	179,000
Net proceeds from the stock offering	$4,560,000	$3,382,500	$2,205,000	$1,027,500	$321,000
Net tangible book value at March 31, 2006	$4,769,650	$4,769,650	$4,769,650	$4,769,650	$4,769,650
Pro forma net tangible book value after Offering	$9,329,650	$8,152,150	$6,974,650	$5,797,150	$5,090,650
Class A Common Shares	519,666	519,666	519,666	519,666	519,666
Class B Common Shares	86,966	86,966	86,966	86,966	86,966
Number of shares outstanding at March 31, 2006	606,632	606,632	606,632	606,632	606,632
Pro forma number of shares outstanding after offering	1,023,298	919,132	814,965	710,798	648,298
Offering price per share	$12.00	$12.00	$12.00	$12.00	$12.00
Net tangible book value per share prior to offering	7.86	7.86	7.86	7.86	7.86
Increase (decrease) in net tangible book value per share attributable to new investors	1.25	1.01	0.70	0.29	(0.01)
Pro forma net tangible book value per share after offering	$9.12	$8.87	$8.56	$8.16	$7.85
Dilution per share to new investors	$2.88	$3.13	$3.44	$3.84	$4.15

(1) Assumes Davidson sells all but 30% of the total shares sold in the offering.

Based on the stated intentions of directors and officers to purchase shares in this offering, we do not consider it a reasonable possibility that only 10% of the offered shares will be sold. Assuming sale of 25% or more of the shares, based on increments disclosed in the above table, existing shareholders will not experience net book value dilution of their shares as a result of the offering. Existing shareholders will experience a dilution in their respective ownership percentages of Albina Community Bancorp to the extent that such persons do not purchase shares in the offering, and to the extent of the sale of the company's shares to new shareholders.

The following table demonstrates dilution to new common shareholders assuming all outstanding options as of March 31, 2006 were exercised at March 31, 2006:

	Assumed Percentage of Maximum Offering Sold				
	100%	75%	50%	25%	10%
Proforma net tangible book value per share prior to offering	$6.93	$6.93	$6.93	$6.93	$6.93
Proforma net tangible book value per share after offering	$8.44	$8.14	$7.77	$7.31	$6.97
Amount of increase in net tangible book value per share after offering	$1.51	$1.22	$0.84	$0.38	$0.04
Dilution per share to new investors	$3.56	$3.86	$4.23	$4.69	$5.03

(1) Assumes Davidson sells all but 30% of the total shares sold in the offering.

Prices paid by Insiders in prior three years

The following table shows purchases of the company's common stock by or for the direct or indirect benefit of executive officers and directors in private transactions or on the OTC Bulletin Board since June 1, 2003 (adjusted for all subsequent stock dividends):

Date	Name	Position	Adjusted Number of Shares	Adjusted Price Per Share
11/21/03	James Bradshaw	Director	1,650	$4.68
11/21/03	Bernie Foster	Director	2,722	$7.00
11/21/03	Jeana Woolley	Director	82	$7.00
11/21/03	Graham Bryce	Director	4,125	$7.00
1/2/04	Robert McKean	CEO	4,620	$7.00
1/2/04	Michael Henderson	Chairman	4,620	$7.00
3/12/04	Robert McKean	CEO	1,650	$7.00
3/12/04	Robert McKean	CEO	21	$7.00
7/14/04	Robert McKean	CEO	144	$7.70
11/03/04	James Bradshaw	Director	10,350	$8.71
11/16/04	Robert McKean	CEO	43	$8.38
1/13/06	Robert McKean	CEO	3,000	$12.90

The company has also sold shares to employees pursuant to its Employee Stock Purchase Plan (the "ESPP"). The purchase price under the ESPP is defined as the lesser amount of 85% of the market price of Albina's stock at the beginning or end of the calendar quarter. Due to the low volume of trades in the stock, the board of directors has set the purchase price based on 85% of the book value at quarter-end rounded to the nearest $0.25. For purposes of sales on and subsequent to March 31, 2006, the board has adopted a new policy of setting the purchase price at 100% of the average value at which the stock has traded over the preceding twelve months.

The following table reflects the sale of shares pursuant to the ESPP since June 1, 2003 (adjusted for all subsequent stock dividends). Share transactions are actually completed during the fiscal quarter following the date indicated.

Date	Adjusted Number of Shares	Adjusted Price Per Share
9/30/03	95	$5.31
12/31/03	262	$5.83
3/31/04	262	$5.83
6/30/04	138	$5.70
9/30/04	171	$5.70
12/31/04	346	$5.70
3/31/05	211	$5.55
6/30/05	186	$5.70
9/30/05	738	$5.98
12/31/05	130	$6.26
3/31/06	177	$10.89

Pursuant to our 2001 Stock Option Plan and 2005 Stock Incentive Plan, directors and officers have been granted options to purchase our common stock, with the exercise price based on the most recent trade price prior to the date of issuance. The exercise prices at which options have been granted over the past three years (adjusted for all subsequent stock dividends) have ranged from $6.82 to $14.67 per share. As of May 31, 2006, there are options outstanding to purchase 89,609 shares of common stock outstanding with a weighted average exercise price of $6.38 per share. Options to purchase all but 771 of these shares are held by executive officers and directors. See "MANAGEMENT – Stock Options" for a list of options held by each director and executive officer.

USE OF PROCEEDS

The net proceeds from the sale of shares offered by Albina Community Bancorp (assuming that (i) all 416,666 shares offered by means of this Offering Circular are sold, and (ii) all but 125,000 shares are sold by Davidson) are estimated to be $4,560,000 after deducting estimated commissions and expenses of the offering of approximately $440,000. As this offering is not conditioned on the sale of a minimum number of shares, the net proceeds to the company will be less if the maximum number of shares is not subscribed in this offering. As a consequence, there can be no assurance that the maximum gross proceeds of approximately $5 million, or any other amount, will be attained. See the table under "DILUTION" for information on the anticipated gross and net proceeds from the offering assuming that 100%, 75%, 50%, 25%, and 10% of the offering is sold.

We intend to use all but approximately $300,000 of the net proceeds from this offering to enhance the bank's capital, which would increase its legal lending limits and support further asset growth. We intend to retain approximately $300,000 at the holding company level for general corporate purposes and to lessen the immediate need for dividends from the bank to service our obligations related to the trust preferred securities. In accordance with bank regulatory capital adequacy guidelines, the bank is able to leverage its capital. If the maximum number of shares is sold in the offering and approximately $4.26 million is invested in the bank, we would have a capital base that would allow the bank's total assets to increase by over $50 million. See "MANAGEMENT DISCUSSION & ANALYSIS – Capital" and "SUPERVISION AND REGULATION – Capital Adequacy."

CAUTIONARY NOTE: FORWARD-LOOKING INFORMATION

The following discussion includes forward-looking statements that implicitly and explicitly include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans. Forward-looking statements involve inherent risks and uncertainties that are subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the "Risk Factors" section starting on page 3 of this Offering Circular. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements are made as of the date of this offering circular, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this prospectus are expressly qualified by these cautionary statements.

BUSINESS

Overview

Albina Community Bancorp

Albina Community Bancorp was incorporated in 1993 by a group of community and corporate citizens to be a holding company for a local commercial bank whose mission would be to provide banking services and promote community development in North and Northeast Portland, Oregon, to benefit the low- and moderate-income residents and to support and finance private-sector redevelopment projects in the area. Our subsidiary bank, Albina Community Bank, an Oregon state-chartered bank with FDIC insured deposits, commenced operation in December 1995. Since 2004, we have significantly developed the bank's physical and human resource infrastructure and expanded our marketing focus to better position the company to generate profits for its shareholders and to act as a community leader for development throughout the Portland area.

Our mission statement is to "*create hope and financial opportunity for the economically underserved by building lasting banking relationships with those who care most about our community.*" This mission is uniquely aligned with the large "socially-progressive" demographic group in the Portland market and differentiates us from our competitors. We pursue this mission with a multi-pronged approach: (a) commercial redevelopment financing as a way to stabilize the retail, office and business sectors within various neighborhoods; (b) small business financing to create wealth and jobs within targeted neighborhoods; (c) affordable housing (construction, acquisition, development and permanent) financing to offset the negative effects of gentrification; (d) traditional consumer and business banking services at a low cost to encourage access to these products and services; and (e) marketing to socially progressive individuals, institutions and companies within the greater metropolitan area that are interested in supporting our mission of community development.

During the first three years of operations, the bank struggled to balance the bank's mission with its profit objectives. As a result of weaknesses in management and credit underwriting, the bank's performance from non-performing loans, as high as 4.32% of total loans in 2003. To re-vitalize the bank's performance, over the past three years, the bank has rebuilt its management and lending teams, including hiring a Chief Financial Officer, Chief Operating Officer and Chief Lending Officer, and Chief Credit Officer. Each of our current executive officers has significant experience having served as an executive officer at other financial institutions. See "MANAGEMENT." The bank also rebuilt its entire loan origination, credit administration, and loan servicing teams. During this period of rebuilding, the bank slowed loan growth to stabilize the credit underwriting and review processes. As a result of these efforts, non-performing loans accounted for only 0.59% of total loans as of December 31, 2005.

We have also made considerable investment in building our physical infrastructure in anticipation of significant future growth. Over the past two years we have added three branches, bringing our total number of branches to five, and installed our first remote ATM. Among the new branches is our Social Impact Banking branch in Portland's Pearl District, through which we are able to generate deposits from one of Portland's more affluent communities. We have also upgraded our core data processing, phone, ATM, and underwriting software systems. As a result of these investments in infrastructure, we believe we are well-positioned for significant growth and expansion.

In late 2003, we hired a marketing agency to assist us develop and implement a detailed marketing plan and expand our marketing focus to the entire Portland area. Starting in 2004, we implemented many new products, rebranded existing products and repriced products to better compete.

Albina Community Bank

Albina Community Bank is one of only 51 commercial banks in the United States that has been certified by the U.S. Department of Treasury as a Community Development Financial Institution. As a Community Development Financial Institution, the bank is eligible to receive approximately three times the level of Bank Enterprise Awards as compared to a traditional bank. The bank is also eligible for Financial and Technical Assistance Awards from the CDFI Fund. The bank has received more than $3 million in Bank Enterprise Awards since 2000 and was granted an $84,000 Technical Assistance Award paid in 2003 and 2004. These grants subsidize more flexible underwriting standards and enable us to serve underserved markets without compromising our profit strategy. The CDFI certification also enables us to attract deposits on a national scale from other financial institutions and from socially progressive organizations seeking to support our mission of community development. To maintain our certification, we must make at least 60% of our loans within designated census tracts (80% or less of the median income or 20% or greater poverty rate), and have representation on our board or advisory board from the communities within those designated communities.

The bank is focused on business lending, including commercial real estate (acquisition, development, construction and permanent financing), equipment, inventory and working capital financing, including loans guaranteed by the federal Small Business Administration. With the support of a grant from the Oregon Economic and Community Development Department, the bank has created a $750,000 Micro-enterprise Loan Fund to assist minority, women-owned and emerging small businesses in the Portland area.

In addition, the bank offers a complete range of consumer lending products, including our Scholastic Plastic Visa credit card, which channels 1% of all purchases made on the credit card to north Portland high schools or, at the cardholder's choice, to the Portland Schools Foundation.

The bank's primary deposit base encompasses customers from the neighborhoods and businesses we serve, but also includes large time deposits by governmental entities, corporations, socially responsible local citizens, and program-related investments by foundations. To expand our deposit base, in June 2004 the bank opened two branch offices, including the Social Impact Banking branch in the Pearl District of Portland, a once-industrial area that has undergone significant redevelopment and is now an upscale, urban, residential and commercial district, and one branch in the Beaumont neighborhood of Northeast Portland. These two offices had approximately $40 million in deposits as of March 31, 2006. Additionally, we opened our fifth office May 1, 2006 in the Rose City Park/Hollywood neighborhood of Northeast Portland.

The bank provides surcharge-free access to a national ATM network through an agreement with a large commercial banking company. An agreement with another large bank enables our commercial clients to make deposits at any branch of that bank. Those deposits are then swept to their accounts at Albina Community Bank, effectively extending our branch network to thousands of locations. In addition, we offer courier and armored car services, as needed.

As participants in the Certificate of Deposit Account Registry System (CDARS), we are able to extend up to $25 million of FDIC insurance to purchasers of certain certificates of deposit. An agreement with Dreyfus Funds allows us to offer an off-balance sheet, rated investment product, coupled with a sweep product to maximize investable funds. We offer a full menu of sophisticated, online, cash management products to our commercial clients, as well as typical online banking and bill-pay products for our consumer customers.

Market for Common Equity and Related Stockholder Matters

Although shares of our common stock are quoted on the OTC Bulletin Board under the symbol "ACBC," trading in our stock is infrequent and sporadic. We do not anticipate that an active market will develop in the foreseeable future.

The price information listed below is based on information from trades on the OTC Bulletin Board (adjusted for all subsequent stock dividends), and may not reflect all private transactions in the stock. In view of the sporadic trading of our shares, no assurance can be given that such prices are representative of the actual market value of the shares.

Summary of OTC Bulletin Board Stock Transactions

Period	No. of Shares Traded	Price Range
2003		
First Quarter	0	--
Second Quarter	6,800	$5.45 - $7.58
Third Quarter	0	--
Fourth Quarter	18,400	$6.97
2004		
First Quarter	13,500	$6.21 - $7.58
Second Quarter	2,600	$6.97 - $7.58
Third Quarter	700	$8.33
Fourth Quarter	2,300	$8.33 - $9.33
2005		
First Quarter	6,900	$8.50 - $9.33
Second Quarter	19,100	$9.37 - $10.00
Third Quarter	2,400	$10.00 - $10.73
Fourth Quarter	1,500	$12.00 - $13.33
2006		
First Quarter	7,200	$11.47 – $14.67
Second Quarter (through June 15, 2006)	0	--

Based on the trades reflected on the OTC Bulletin Board, the most recent transaction in the shares was on March 27, 2006, involving 200 shares at $14.67 per share.

Shares Outstanding and Number of Equity Holders

As of May 31, 2006, there were 519,840 shares of Class A Common Stock outstanding and options to purchase 89,609 shares of Class A Common Stock outstanding. As of May 31, 2006, there were 271 holders of record of Class A Common Stock.

As of May 31, 2006, there were 86,966 shares of Class B Nonvoting Common Stock outstanding; 16,300 shares of Series A Voting Preferred Stock outstanding and 8,518 shares of Series B Nonvoting Preferred Stock. Series A Preferred Stock has the right to elect 25% of the Board of Directors. Both series of outstanding preferred stock are entitled to a liquidation preference, with a maximum liquidation value of $100 per share. See "DESCRIPTION OF CAPITAL STOCK."

Reports to Shareholders

We deliver to each shareholder of record an annual report that includes audited consolidated financial statements for the year then ended and other periods described in such financial statements. We are not subject to the reporting requirements of the Securities Exchange Act of 1934; therefore, we do not file periodic reports, proxy statements or other information with the Securities and Exchange Commission. The bank files quarterly Reports of Condition and Income, known as Call Reports, with the FDIC that can be accessed on-line at www.fdic.gov.

Cash Dividends

We have never paid a cash dividend, and we do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account our financial condition, results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the bank's earnings and its ability to pay dividends to us. Albina Community Bank's ability to pay dividends is also governed by various statutes. See "SUPERVISION AND REGULATION – Federal and State Bank Regulation – Dividends."

Periodically we have issued stock dividends. As of a record date of December 31, 2001, we issued a 10% stock dividend; as of May 14, 2004 we issued a 10% stock dividend; and as of May 5, 2006, we issued a 50% stock dividend.

Albina Community Bancorp Selected Financial Information

The following table presents consolidated financial information regarding Albina Community Bancorp as of and for the years ended December 31, 2005, 2004, and 2003 and the three month periods ended March 31, 2006 and 2005. This summary is qualified in its entirety by the detailed financial information and consolidated financial statements appearing elsewhere in this Offering Circular. In the opinion of management, all adjustments necessary for a fair presentation of the company's financial condition and results of operations for the periods presented have been included.

(In thousands, except per share data)	Three months ended March 31,		Years ended December 31,		
	2006	2005	2005	2004	2003
INCOME STATEMENT					
Interest income	$1,957	$1,551	$7,123	$6,386	$6,011
Interest expense	807	490	2,502	1,719	1,736
Net interest income	1,150	1,061	4,621	4,667	4,275
Provision for loan losses	-	51	283	450	675
Noninterest income	329	284	1,867	1,174	1,243
Noninterest expense	1,382	1,262	5,283	5,344	3,966
Income before income taxes	97	32	922	47	877
Income tax provision (benefit)	23	7	250	(26)	307
Net income	$74	$25	$672	$73	$570
Earnings per share					
- Basic	$0.12	$0.04	$1.15	$0.13	$1.06
- Diluted	$0.12	$0.04	$1.09	$0.12	$1.02

	At March 31,		At December 31,		
	2006	2005	2005	2004	2003
BALANCE SHEET					
Cash and balances due from banks	$1,770	$2,054	$1,797	$1,058	$1,631
Interest-bearing deposits with other banks	3,245	16	446	314	587
Federal Funds sold	6,872	2,460	2,176	100	3,305
Time deposits with other banks	1,498	1,548	1,498	2,748	1,898
Investment securities	17,897	13,963	19,487	14,793	12,880
Net loans	84,941	82,319	87,272	79,371	75,767
Bank-owned life insurance	2,802	2,685	2,772	2,656	2,294
Other assets	7,608	7,136	6,725	6,944	5,248
Total assets	$126,633	$112,181	$122,173	$107,984	$103,610
Total deposits	$108,998	$95,435	$104,496	$90,082	$88,966
Federal Funds purchased	-	-	-	1,000	-
FHLB borrowings	3,625	3,864	3,685	3,923	3,658
Junior subordinated debenture	6,186	6,186	6,186	6,186	4,000
Other liabilities	573	276	693	326	538
Total liabilities	119,382	105,761	115,060	101,517	97,162
Shareholders' equity	7,251	6,420	7,113	6,467	6,448
Total liabilities and shareholders' equity	$126,633	$112,181	$122,173	$107,984	$103,610
Book value per total Class A & Class B common shares outstanding	$7.86	$6.79	$7.89	$6.87	$7.82

Employees

At March 31, 2006, the company had a total of 49 employees, of which 47 are full time. There are no separate employees of Albina Community Bancorp. We believe our relationship with our employees is good.

Properties

MLK Branch and Administrative Office

The bank conducts its business through its main office and four branch offices, each located in Portland, Oregon. The main bank office and administrative office is at 2002 NE Martin Luther King, Jr. Blvd., in space leased from an unaffiliated party. Approximately 9,800 square feet of the building was leased pursuant to a lease which expired May 31, 2006 and is subject to an option to renew for two successive five-year terms. We have given notice of our intent to exercise the first option to renew the lease for an additional five-year period only with respect to the 4,100 square foot space used for the bank's main office. We have requested an extension on the lease for the remaining 5,700 square feet used for administrative offices through December 31, 2007. The monthly rate for the bank space is $5,617 and for the administrative space is $3,494. The facility provides ample parking, a night depository, and an ATM. This branch facility if supplemented by a parking lot and 2,500 square foot storage building across the street which we own.

With the expiration of the lease on our administrative offices, we have the opportunity to relocate these offices to increase the visibility of the bank, attract new customers, and enhance our ability to recruit employees. We are currently exploring various relocation opportunities, ranging from leasing a facility, which would involve tenant improvement expenditures of approximately $1.0 million, to developing a larger mixed commercial and residential use facility, at an estimated cost of between $4.5 and $6.0 million. There are currently no definitive plans and our strategy may depend on the success of this offering and the resulting ability to attract additional cash deposits with which to fund the project.

St. Johns Branch

The bank has a branch office in the St. Johns area at 8040 N. Lombard St. in a building that it owns. The office encompasses 2,500 square feet. The branch has a drive-up teller window, an ATM, and a night depository. The bank also owns property adjacent to the branch premises, which provides employee parking and a storage facility.

Social Impact Banking Branch – Pearl District

The bank has a branch office, referred to by the bank as its "Social Impact Banking Branch," in the Pearl District at 430 NW 10th Avenue, which is owned by the company and leased to the bank. The office encompasses 10,000 square feet, of which 2,262 square feet is leased to an unaffiliated third party, for a three-year term expiring March 1, 2007, subject to two options for three additional years each. The lessee pays a base lease rate of $5,716 per month. This branch has an ATM and a night depository.

Beaumont Branch

The bank has a branch in the Beaumont neighborhood of North Portland at 4020 B NE Fremont Street. The office encompasses 696 square feet, and is leased from an unaffiliated party at a monthly rate of $1,160. The lease expires on January 15, 2009, and can be renewed for two additional five-year terms. This branch has an ATM and a night depository.

Rose City Branch

In May 2006, the bank opened a new branch in the Rose City section of Northeast Portland at 5636 NE Sandy Blvd in a building that it owns. The office encompasses approximately 1,780 square feet. This branch has a drive-up island, a drive-up ATM, and a night depository.

New Columbia Project

In June 2006, the bank installed its first remote ATM at the New Columbia Project at 4610 N. Trenton in North Portland. This ATM, installed as part of an agreement with Housing Authority of Portland, dispenses cash and accepts deposits (from Albina Bank customers only), and will serve the residents of New Columbia as well as those in neighborhoods from the surrounding area. The term of the lease is ten years, with two five-year renewal options. The bank plans to work with New Columbia to explore offering additional banking services in that area, as well as financial literacy training to individuals living within New Columbia and in surrounding areas.

Market Area

Our target market encompasses the entire Portland area. With a population of over 540,000, Portland is the commercial and professional services hub for Oregon and Southwest Washington. Over the last decade, the Portland metropolitan area has experienced significant growth in technology-oriented businesses. According to the Department of Housing and Urban Development, the median income for a family of four in the Portland metropolitan area as of December 31, 2005 was $66,900.

Although our branches have been concentrated in North/Northeast Portland, we are expanding our services throughout the Portland area through the opening of new branches, placement of remote ATM's, the expansion of surcharge-free ATM access, and providing access to a large branch network for commercial depositors through agreements with other large financial institutions. We also offer courier and armored car services for our commercial depositors.

North/Northeast Portland

When the bank first opened, our primary market area was delineated as the area in the City of Portland's "Albina Community Plan," which encompasses 19 square miles and 15 neighborhoods in North and Northeast Portland. This market of North and Northeast Portland has historically been a port of entry for newcomers to the Portland area, particularly for minorities. The area's population is diverse and compared to the entire Portland area is disproportionately represented by African-Americans, Native-Americans, Hispanics, and Asian immigrants, with a substantial percentage of Portland's African-American population living in the area. The area experienced significant population decline during much of the 1980's and 1990's, resulting in the loss of business from local commercial shopping centers. The loss of population and commercial vitality in the area undermined neighborhood stability, contributing to job losses, rise in crime rates, and loss in property values. Consequently, conventional financial institutions became reluctant to invest or make loans in the area.

The area has begun to see strong increases in property values resulting from interest of investors and developers. Gentrification has raised the cost of living for current residents, reducing the availability of affordable housing in North and Northeast Portland. A limited supply of infill lots are available, so we are seeing a robust residential redevelopment market developing. By encouraging investment among existing residents in rehabilitation projects or other entrepreneurial ventures, existing residents have begun to realize the economic benefits of the community redevelopment taking place.

We believe that, despite the challenges facing this target market, there are significant opportunities for investment which could benefit the residents of the area and provide a reasonable return to the company. The area is well situated geographically with excellent public transportation available. The area enjoys close proximity to Portland's downtown, a nearby regional shopping mall, and several major public facilities, including Memorial Coliseum and the Rose Garden, Portland's sports arena and home of the Portland Trailblazers National Basketball Association franchise.

Pearl District

The bank's Social Impact Banking office is located in Northwest Portland's Pearl District. This once-industrial area has undergone significant redevelopment and has become an upscale urban residential and commercial district. The Pearl District is conveniently located to Portland's downtown financial district and is attracting visitors from throughout the Portland metropolitan area as the trendy area for evening and weekend shopping and dining. The prominent branch location in the heart of the Pearl District has given the bank general visibility and the bank intends to leverage this visibility to expand its customer base throughout the Portland area.

The Social Impact Banking Branch serves a unique role in our strategic plan. This branch enables the bank to better reach affluent, socially conscious customers who choose to do business with the bank to support its community development mission.

Competition

The bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. There are twenty-six FDIC insured financial institutions in Portland. Some of the bank's competitors, such as credit unions, are not subject to the same degree of regulation and restriction, and some have financial resources greater than we have. Although the bank's competitors often are larger, sometimes significantly larger, we believe our service orientation to banking customers, competitive rates of interest, and our unique mission of community development give us a competitive advantage over traditional banks of any size.

The bank markets its commitment to community development through its "Community Impact Scorecard," challenging prospective bank customers to consider whether their bank is making a difference in the community. The bank prides itself on the following measurements of community impact:

Community Impact Scorecard (4-Year Measurement)

	2002-2005	2005	2004	2003	2002
Employee diversity score (1)	43% (Avg.)	37%	42%	50%	43%
Total employee volunteer hours	13,526	3,943	3,423	3,976	2,184
Non-profit organizations as customers	384 (Avg.)	400	393	391	356
Funds generated by Scholastic Plastic Visa Card (2)	$21,682	$9,229	$6,493	$4,960	$1,000
New commercial loans	907 /	82 /	120 /	214 /	255 /

(# / $)	$117,445,608	$30,351,529	$16,022,578	$35,841,708	$35,229,793
New business micro loans (3) (# / $)	179 / $2,757,457	19 / $435,005	28 / $571,552	66 / $1,202,470	35 / $548,430
Small Business Administration Loans (SBA) (# / $)	62 / $4,491,000	12 / $790,500	1 / $100,000	18 / $1,469,000	31 / $2,131,500
Jobs created / maintained from loans	322 / 1,479	132 / 594	45 / 195	66 / 347	79 / 343
Affordable housing development loans (4) (# units/$)	188 / $9,604,242	42 / $900,000	57 / $2,217,100	47 / $3,526,942	42 / $2,960,200
Affordable housing homeowner loans (# units/$)	187 / $19,474,445	23 / $2,579,012	38 / $3,792,685	46 / $4,414,840	80 / $8,687,908

(1) Percent of staff of a racial or ethnic minority
(2) Funds benefit neighborhood schools and the Portland Public Schools Foundation.
(3) Business loans under $50,000
(4) Rents of $920 per month or less

Growth Strategy

Our strategic objective for the next five years is to expand our presence throughout the Portland area. We also intend to broaden our reputation as a bank with significant financial expertise and a broad range of banking products and services offered at competitive rates. As we grow our market area, we will continue to serve our target customers to effect economic rejuvenation of underserved communities.

Our growth strategy involves increasing the number of branches in our existing core branch market area. We are continuously working with a commercial real estate broker to identify strategic opportunities for leasing or buying new branch locations.

Our strategy includes targeting small businesses by offering banking products bundled to meet their needs with a standard of customer service based on the bank's familiarity with the local community and customer's business. The bank intends to increasingly target socially progressive individuals and institutions, including non-profits, and offer opportunity for customers to "invest in the community" by banking with us.

The bank intends to leverage existing relationships with local developers and property owners in order to target commercial developers, investors, contractors, and property management firms that focus on projects in economically disadvantaged and underserved markets.

We are considering launching and managing an equity investment fund through a new subsidiary, Albina Development Company, LLC, through which other financial institutions could make Community Reinvestment Act qualified investments that benefit from the federal New Markets Tax Credits. The fund would make equity investments in qualifying distressed communities in Oregon, Washington, and Idaho. Although we applied for $100 million in New Market Tax Credits, the U.S. Department of Treasury recently informed us that we were not allocated credits for 2006. Management will be evaluating whether to apply for tax credits to be allocated in 2007. Tax credits are allocated on an annual basis and there is no assurance that we would be allocated tax credits in the future. Unless we receive tax credits, we would not launch the fund.

Products and Services

In conjunction with the growth of its asset base, the bank has introduced various products and services to position us to compete in our highly competitive market. The bank's customers demand not only a wide range of financial products, but also efficient and convenient service.

The bank's lending products include typical bank products, such as real estate loans, term loans for equipment financing, lines of credit, letters of credit, bridge loans, and business credit cards. The bank also offers special loans for start-up and small businesses that are guaranteed by the Small Business Administration, the Oregon Economic Development Department (OEDD), or the Business Consortium Fund. As a result of a special grant received from the OEDD, the bank is also able to offer loans with more flexible underwriting criteria through its Microenterprise Loan Fund for small, emerging, and women- or minority-owned businesses.

The bank offers its consumer customers checking accounts, savings accounts, money market accounts, certificate of deposit and time deposit/IRA products, personal loans and lines of credit and home equity lines of credit, as well other standard services such as ATM/Debit cards, night depository services, wire transfers, travelers checks, cashiers checks and money orders, safe deposit boxes, online banking and bill payments services, and overdraft privileges. The bank is also proud to offer consumer banking customers the "Scholastic Plastic" credit card, which channels 1% of all purchases made on the card to assist north Portland high schools or, at the cardholder's choice, to the Portland Schools Foundation.

The bank's business banking products include checking accounts, money market accounts, business credit cards, overdraft privileges, internet banking and online bill payment services, deposit courier and armored car services, bankcard merchant services, and wire transfers, as well as a suite of workplace banking products, which are consumer banking products offered at reduced rates to the business customers' employees.

Through its alliance with a large national banking organization, the bank offers surcharge-free cash withdrawals at 2,200 ATMs nationwide.

Through its participation in the Certificate of Deposit Account Registry System (CDARS) program, the bank is able to offer customers FDIC insured deposits up to $25 million. The CDARS program, offered through the Promontory Interfinancial Network, allows banks to deposit a customer's large deposits into other federally-insured financial institutions, in incremental amounts under $100,000, and retain the benefit of FDIC insurance on all of the customer's funds. In return for depositing customer funds into the Network, the bank receives equal deposits form other banks in the Network. This program is designed to attract new money into the bank from customers with FDIC insurance concerns.

The bank also has the ability to offer customers a "sweep account" option to transfer deposit amounts in excess of certain thresholds into non-FDIC insured Dreyfus Funds accounts.

Litigation

There are no material pending legal proceedings to which the company or the bank is a party or to which any of our properties is subject; nor do we know of any material proceedings contemplated by any governmental authority; nor do we know of any material proceedings, pending or contemplated, in which any director, officer or affiliate of the company or the bank, or any associate of any of the foregoing, is a party or has an interest adverse to us. The bank may, from time to time, be involved in legal proceedings in the normal course of business, primarily relating to non-performing loans.

Lending Activities

Lending activities are conducted under a written loan policy that has been adopted by the bank's board of directors. Certain bank staff has been delegated specific lending authority. The lending limits are tiered, employing a one-over-one approval process so that larger loans require increasing review within the bank. The delegated lending authority requires that all loans aggregating $1 million or more to a single borrower must be approved by the Loan Committee of the board of directors of the bank.

In general, the bank is permitted by law to make loans to a single borrower in aggregate amounts of up to 15% of its capital. Capital, for purposes of determining lending limits, consists of Tier 1 and Tier 2 capital, as defined under FDIC regulations. The legal lending limits are higher if the loan is collateralized by property with a discernable market value. See "SUPERVISION AND REGULATION." As of March 31, 2006, the bank's legal lending limit was approximately $1.78 million and $2.96 million for real estate secured loans.

The bank sells participations in loans when necessary to stay within lending limits or to otherwise limit its exposure to potential loss. A "participation" is a portion of a loan originated by the bank and sold to one or more other banks. This sale is on a non-recourse basis, thus limiting the bank's potential loan loss exposure to the amount of the loan that it retains. Loan participations are customary in the banking industry, and the terms of the agreements between Albina Community Bank and the banks to which it sells participations contain customary terms and conditions.

At March 31, 2006, 81.9% of the bank's loan portfolio was primarily secured by real estate: 11.1% secured by real estate construction or land development properties; 60.3% secured by commercial real estate; and 10.5% secured residential property. Commercial and industrial loans, which are primarily secured by business assets, comprised 10.8% of the bank's loan portfolio as of March 31, 2006. Consumer loans, which may be secured by various assets (i.e. autos, boats, etc.), represented 7.3% of the total loans. Unsecured loans represent 2.0% of total loans. Due to the diversity of our borrowers, the bank does not believe the loan portfolio contains significant concentration risk, although a downturn in the market area's real estate or business segments could have an adverse effect on the bank and its operations.

In the normal course of business there are various outstanding commitments to extend credit that are not reflected in our financial statements. A "commitment" is an agreement by the bank to loan money in the future, subject to certain conditions being met. These commitments generally require customers to maintain certain credit standards, and have fixed expiration dates or other termination clauses. The bank uses the same credit policies in making commitments as it does for loans. At March 31, 2006, the bank had commitments to fund loans totaling approximately $11.8 million. Of this amount, approximately $5.4 million, or 45.5%, was secured by real estate. Commercial and other loan commitments were approximately $6.4 million, or 54.5% of total commitments. Management does not expect that all such commitments will be fully utilized. On occasion the bank enters into agreements with other banks to participate in certain of its commitments to extend credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion and analysis is to provide the reader with a description of the financial condition and changes to financial condition and results of operations for Albina Community Bancorp and Albina Community Bank for the three months ended March 31, 2006 and March 31, 2005, and for the years ended December 31, 2005, 2004 and 2003.

Financial Highlights

	For the Three Months Ended March 31,		% Change	For the years ended December 31,			% Change	
	2006	2005	2005 to 2006	2005	2004	2003	2004 to 2005	2003 to 2004
(Dollars in thousands)								
Income Statement Data								
Interest income	$1,957	$1,551	26.1%	$7,123	$6,386	$6,011	11.5%	6.2%
Interest expense	807	490	64.7%	2,502	1,719	1,736	45.6%	(10.0%)
Net interest income	1,150	1,061	8.4%	4,621	4,667	4,275	(1.0%)	9.2%
Provision for loan losses	-	51	(100.0%)	283	450	675	(37.1%)	(33.3%)
Gain on sale of investment securities	-	-	-	-	153	26	(100.0%)	488.5%
Grant income	1	54	(98.2%)	497	202	576	146.0%	(64.9%)
Other non-interest Income	328	230	42.6%	1,370	819	641	67.3%	27.8%
Non-interest expense	1,382	1,262	9.5%	5,283	5,344	3,966	(1.1%)	34.8%
Net income before taxes	97	32	203.1%	922	47	877	1861.7%	(94.6%)
Income tax provision (benefit)	23	7	228.6%	250	(26)	307	1061.5%	(108.5%)
Net income	$74	$25	199.0%	$672	$73	$570	820.6%	(87.2%)
Balance Sheet Data								
Total loans (net)	$84,941	$82,319	3.2%	$87,272	$79,371	$75,767	10.0%	4.8%
Allowance for loan losses	$1,231	$1,204	2.2%	$1,258	$1,157	$1,288	8.7%	(10.2%)
Allowance as a percentage of total loans	1.43%	1.44%		1.42%	1.44%	1.67%		
Total assets	$126,633	$112,181	12.9%	$122,173	$107,984	$103,610	13.1%	4.2%
Total deposits	$108,998	$95,435	14.2%	$104,496	$90,082	$88,966	16.0%	1.3%
Shareholders' equity	$7,251	$6,420	12.9%	$7,113	$6,467	$6,448	10.0%	0.3%

Ratios

	Three Months ended March 31,		Years Ended December 31,		
	2006	2005	2005	2004	2003
Return on average assets (annualized)	0.24%	0.09%	0.59%	0.07%	0.61%
Return on average equity (annualized)	4.2%	1.6%	10.2%	1.1%	9.2%
Dividend payout ratio	n/a	n/a	n/a	n/a	n/a
Average equity to average assets	5.8%	5.9%	5.8%	6.2%	6.6%

Results of Operations

The following discussion compares the consolidated results of operations for the three months ended March 31, 2006 to 2005, and for the years ended December 31, 2005 to 2004, and years ended December 31, 2004 to 2003.

For the three months ended March 31, 2006 and 2005

Net Income

For the three months ended March 31, 2006, net income was $73,866, as compared to $24,730 for the three months ended March 31, 2005. This represents an increase of $49,136, or 199%, and $0.08 per diluted share. Annualized returns on average assets and average equity for the first three months of 2006 were 0.24% and 4.2%, respectively, compared to 0.09% and 1.6%, respectively, for the first three months of 2005.

Interest Income

The bank's primary source of income is interest-bearing assets, which include loans, investment securities available-for-sale and dividends from the Federal Home Loan Bank. For the three months ended March 31, 2006, interest income was $1,956,277, as compared to $1,551,700 for the same three-month period in 2005. This was an increase of $404,577, or 26.1%. Of this increase, $256,541, or 16.5% is attributable to increased income from loans. Loans, net of allowance for loan losses, increased $2.6 million, or 3.2%, from $82.3 million at March 31, 2005 to $84.9 million at March 31, 2006. The increased income from loans is attributable to increases in the Prime Lending Rate and the bank's focus on adjustable rate loans. Overall growth in the bank's loan portfolio, also contributed to the increase, although to a lesser degree. See the table on page 41 for a comparison of the amount of interest income attributable to changes in loan volume versus interest rates.

Interest income from investments constitutes a less significant part of income. The bank's primary purpose for holding short-term investments is to manage liquidity, not to generate income. For the three months ended March 31, 2006, investment income was $180,533 as compared $112,770 for the same three-month period in 2005, an increase of $67,763, or 60.1%. This increase is attributable to growth in the investment portfolio.

Interest Expense

Interest expense includes interest paid on customer deposits and other borrowings. Interest expense for the three-month period ended March 31, 2006 was $806,619, compared to $490,348 for the same three-month period in 2005. The increase from the prior year's first quarter period of $316,271, or 64.5% is primarily attributable to increases in interest rates and balances in time deposits. For more detailed information regarding changes in the interest expense related to volume versus interest rate changes for each category of interest expense, see the table on page 41.

In the first three months of 2006, management also changed the bank's mix of deposits to increase the volume of interest-bearing money market deposits compared to consumer time deposits (certificates of deposit). In anticipation of increasing interest rates that would be applied to time deposits upon their renewal, management encouraged money market deposits by increasing the rates the bank paid on the upper tiers of money market accounts.

Other interest expense from borrowings increased $21,538, or 16.9%, from $128,060 to $149,598 for the three month period in 2006 compared to the same period in 2005. Increases in interest rates accounted for $12,230 of the increase and the balance is due to increases in borrowings during the period. Included in other interest expense are interest payments on Trust Preferred Securities.

Provision for Loan Losses

The provision for loan losses is the expense associated with increases in the allowance for loan losses. On a monthly basis, management reviews the loan portfolio for growth and credit quality and determines whether an additional provision is required to cover potential risks associated with the loan portfolio. The provision may increase as a result of losses in the loan portfolio, deterioration of the credit quality of the loan portfolio, or growth of the loan portfolio.

There was no provision for loan losses for the three months ended March 31, 2006, whereas during the first three months of 2005, a provision of $50,931 was recorded. Management believes the allowance for loan losses as of March 31, 2006 is sufficient to absorb anticipated losses in the portfolio.

Non-Interest Income

Non-interest income includes income from service charges and fees and gains on the sale of loans and investment securities, brokerage of residential real estate loans, grant income and earnings on bank owned life insurance. Income on service charges and fees includes overdraft charges, account service charge fees, certain loan fees, and other fees and charges.

Non-interest income increased from $284,141 to $328,709, or 15.7% comparing the first quarters of 2005 and 2006. Service charges and fees, which relate to the bank's deposit products, more than doubled comparing the first three months of 2005 to 2006, increasing from $75,167 to $150,482. This increase is primarily attributable to the implementation of an overdraft privilege product. Other income increased $31,272, a 43.7% increase over the first three months of 2005, although grant income decreased approximately $53,500 comparing 2006 to 2005. The grant income during the first quarter of 2005 was the second installment of a one-time grant for technical assistance, of which $30,500 was received in 2004. The remaining balance of non-interest income consists of loan fees on brokered loans which decreased to $43,847 for the three months ended March 31 2006 from $52,436 for the same three-month period of 2005.

Non-Interest Expense

Non-interest expense includes the bank's operating expenses, such as employee salaries and benefits, leases and equipment costs, data processing, advertising and other expenses. Non-interest expense for three months ended March 31, 2006 increased by $119,521, or 9.5%, from $1,262,172 for the three-month period in 2005 to $1,381,693 for the same three-month period in 2006. Increases in personnel expense accounted for approximately 29.1% of the increase, increasing from $719,344 for the three-month period in 2005 to $754,042 for the same period in 2006, primarily due to cost of living adjustments.

Occupancy and equipment expenses increased by $19,053, or 13.3%, from $143,753 to $162,806, comparing the three-month periods in 2005 and 2006. The increase is attributable to upgrades in the computer network infrastructure.

Data processing expenses for the three months ended March 31, 2006 were $88,665 as compared $91,549 for the same period in 2005, a decrease of $2,884, or 3.3%. The decrease is attributable to the one-time system conversion costs incurred in the first quarter of 2005.

Other expenses for the three months ended March 31, 2006 were $376,180 as compared $307,526 for the same period in 2005, an increase of $68,654, or 22.3%. Of this change, merchant program expenses increased by $34,288, business development expenses increased $16,322 and membership dues increased $17,082.

For the years ended December 31, 2005 and 2004

Net Income

For the year ended December 31, 2005, net income was $672,088 compared to $73,056 for the year ended December 31, 2004. The increase in 2005 was $599,032, or 820.0% over 2004, an increase of $0.96 per diluted share. This increase in net income was primarily the result of increased non-interest income, as discussed below. The company's annualized returns on average assets and average equity for 2005 were 0.59% and 10.2%, respectively, compared to 0.07% and 1.1%, respectively, in 2004.

Interest Income

Interest income in 2005 was $7,123,456 compared to $6,386,348 for 2004. An increase in loan interest income accounted for essentially all of the $737,108 increase and was primarily due to an increase in interest rates on corresponding adjustable rate loans in the portfolio. Interest income from investments declined during 2005 by $39,226 as available liquidity was used to fund loans rather than new investments.

Interest Expense

Interest expense in 2005 was $2,501,706 compared to $1,719,278 for 2004, an increase of $782,428, or 45.5%. The increase was attributed to increased balances in time deposits and increased borrowings during 2005. For detailed information on the extent to which changes in interest expense relates to changes in volume versus changes in interest rates paid on interest bearing liabilities, please see the table on page 41.

Provision for Loan Losses

For the year ended December 31, 2005, the provision for loan losses was $282,618 compared to $450,000 for the previous year, a decrease of $167,382, or 37.2%. Management decreased the provision in 2005 because of the improved credit quality of the loan portfolio. See further analysis contained within "Credit Risk Management and Allowance for Loan Losses" beginning on page 43.

Non-Interest Income

Non-interest income in 2005 was $1,866,746 compared to $1,173,577 for 2004, an increase of $693,169, or 59.1%. The increase is primarily attributable to the introduction of overdraft privilege fees, increased grant income and greater residential mortgage brokerage fees. Fees from overdraft and non-sufficient fund items increased from $245,335 to $470,496. Grant income, in the form of grants from the U.S. Treasury Department's CDFI fund, increased from $201,500 to $497,000 from 2004 to 2005. Grant income is subject to variation from year to year based on the type of grant for which the bank applies and qualifies. Mortgage fees increased from $151,601 to $213,444.

Non-Interest Expense

Non-interest expense was $5,283,511 in 2005 compared to $5,343,861 for the previous year, a decrease of $60,350, or 1.1%. The decrease in non-interest expense from 2004 to 2005 primarily resulted from a decrease in advertising and legal and professional services expenses. Advertising costs in 2004 were $176,019 and decreased to $77,729, a decrease of $98,290, or 55.8%. Advertisings costs were greater in 2004 because of the opening of two new branches. Legal and professional services expenses were $505,894 in 2004 and declined to $338,373, a decrease of $167,521, or 33.1%. The change is attributed to additional costs incurred in 2004 in an effort to improve the quality of the loan portfolio. Increases in a majority of non-interest expense categories resulted from a full year of operating expenses for two new branches in 2005, compared to operation in 2004 of both offices for only six months. Occupancy and equipment expense for 2005 was $597,243 compared to $522,531 for 2004 an increase of $74,711 or 14.3% for the year. Data processing expense for 2005 was $354,304 compared to $261,713 for 2004, an increase of $92,591. Salaries and employee benefits for the year ended December 31, 2005 were $2,847,488 compared to $2,693,242 in 2004, an increase of $154,246, or 5.7%. In addition to office expansion, salary and employee benefit expenses increased in 2005 due to the hiring of several senior credit analysts. The remainder of the change in non-interest expense was comprised of numerous expense items that increased as a result of the growth of the bank's business, none of which is unusual in nature or amount.

For the years ended December 31, 2004 and 2003

Net Income

For the year ended December 31, 2004, net income was $73,056 compared to $570,060 for the year ended December 31, 2003, a decrease of $497,004. The decline in grant income of $374,851 represented 75.4% of the decrease in net income. Returns on average assets and average equity in 2004 were 0.07% and 1.1%, respectively, compared to 0.61% and 9.2%, respectively, in 2003.

Interest Income

Interest income in 2004 was $6,386,348 compared to $6,010,902 in 2003, an increase of $375,446, or 6.2%. Loan interest income accounted for $340,507, or 90.7% of the increase, which was attributable to increases in the loan portfolio. Comparing loans net of the allowance for loan losses at December 31, 2003 and December 31, 2004, the loan portfolio grew by $3.6 million, or 4.8%, from $75,766,950 to $79,371,424. The bank intentionally slowed loan growth in 2004 as it reorganized its lending team to increase the credit quality of new loans.

Interest income from investment securities in 2004 was $482,942 compared to $356,907 in 2003, an increase of $126,035 or 35.3%. This increase was the result of growth in the investment portfolio of $1,912,431, or 14.9%. As of December 31, 2004, the investment portfolio was $14,792,804 compared to $12,880,374 at December 31, 2003, as a result of the bank's use of available liquidity to purchase investment securities.

Interest Expense

Interest expense in 2004 was $1,719,278 compared to $1,735,768 for the previous year, a decrease of $16,490 or 1.0%. This resulted primarily from decreased rates of interest paid on interest bearing deposits held by the bank. Time deposit interest expense was $1,035,188 in 2004 compared to $1,103,276 in 2003, a decrease of $68,088, attributable to time deposits held by the bank continuing to re-price in the declining rate environment. Comparing balances at December 31, 2003 and 2004, time deposits increased by $1,025,967, or 2.2%, from $47,539,614 to $48,565,581.

Provision for Loan Losses

For the year ended December 31, 2004, the provision for loan losses was $450,000 compared to $675,000 for the year ended December 31, 2003. Management decreased the amount of the provision in 2004 by $225,000, or 33.3% due to improved credit quality in the loan portfolio.

Non-Interest Income

Non-interest income was $1,173,577 in 2004, compared to $1,242,763 in 2003, a decrease of $69,186 or 5.6%. A decrease in grant income from $576,351 in 2003 to $201,500 in 2004 contributed to the decrease in non-interest income. Offsetting this decline, loan fees on brokered loans increased $44,295 from $107,306 for the year ended December 31, 2003 to $151,601 for the year ended December 31, 2004.

Non-interest income attributable to gains on the sale of investment securities fluctuates over financial periods depending on whether management sells investment securities to fund loans. In 2003 management sold investments and realized gains of $25,746. Management again sold investments in 2004 to fund loans and reposition the investment portfolio in anticipation of rising rates, which resulted in realized gains totaling $152,970.

Non-Interest Expense

Non-interest expense was $5,343,861 in 2004, compared to $3,965,882 in 2003, an increase of $1,377,979, or 34.7%. Salaries and employee benefits increased $607,351, or 29.1%, from $2,085,891 in 2003 to $2,693,242 in 2004. Occupancy and equipment expense increased $144,881 from $377,650 in 2003 to $522,531 in 2004. Data processing increased $47,562, from $214,151 in 2003 to $261,713 in 2004. Advertising and other non-interest expenses were $176,019 and $1,184,462, respectively, in 2004 as compared to $104,820 and $902,695, respectively, in 2003. These increases of $71,199 and $281,767, respectively, as with the other increases in this category, were primarily due to opening two new branches in June 2004 and a data-processing conversion also in June 2004. The Beaumont branch opened to meet the needs of small businesses and residents of Northeast Portland. The Social Impact Banking Branch located in Northwest Portland was opened to serve the needs of the River District, including the Pearl, Nob Hill, Old Town and Chinatown neighborhoods.

Financial Condition

Assets

At March 31, 2006, total assets were approximately $126,633,624, an increase of $4,460,061 million, or 3.7%, from December 31, 2005. Average assets for the year 2005 were $114.7 million.

Asset and Liability Management

The principal focus of asset and liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates.

The board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. The Asset and Liability Management Committee is responsible for measuring, controlling and monitoring the bank's interest rate position. Management uses various tools and techniques to quantify the exposure to changing interest rates, including traditional "gap" analysis, earnings at risk, and economic value at risk models.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific time period and the amount of interest-bearing liabilities maturing or re-pricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The following table presents the interest sensitivity profiles as of March 31, 2006. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. The maturity classification is based on expected maturity. "Interest sensitivity gap" is the difference between total earning assets and total interest-bearing liabilities re-pricing in any given period.

Interest Sensitivity Profile
March 31, 2006

	Repricing Within One Year		Repricing One Year to Five Years		Repricing Over Five Years		Total	
(Dollars in thousands) Rate Sensitive Assets:	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Grand Total	% of Total Earning Assets
Loan portfolio	$39,632	34.0%	$40,674	34.9%	$6,190	5.3%	$86,496	74.2%
Investment securities and FHLB stock	13,214	11.4%	4,398	3.8%	708	0.6%	18,320	15.8%
Time deposits owned with other banks	1,300	1.1%	198	0.2%	-	0.0%	1,498	1.3%
Fed Funds sold and interest bearing deposits	10,117	8.7%	-	0.0%	-	0.0%	10,117	8.7%
Total	$64,263	55.2%	$45,270	38.9%	$6,898	5.9%	$116,431	100.0%
Rate Sensitive Liabilities:								
Savings, NOW and interest checking	$39,883	39.0%	-	0.0%	-	0.0%	$39,983	39.0%
Time deposits	44,289	43.2%	$8,367	8.2%	-	0.0%	52,656	51.4%
FHLB borrowings	107	0.1%	2,581	2.5%	$937	0.9%	3,625	3.5%
Junior subordinated debentures	2,062	2.1%	4,124	4.0%	-	0.0%	6,186	6.0%
Total	$86,441	84.4%	$15,072	14.7%	$937	0.9%	$102,450	100.0%
Interest sensitive gap	($22,078)		$30,198		$5,961			
Cumulative gap	($22,078)		$8,120		$14,081			

Earning Assets

Management considers many criteria in managing interest-earning assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth the bank's interest earning assets by category at March 31, 2006 and at December 31, 2005 and 2004.

Profile of Earning Assets

(Dollars in thousands)	March 31, 2006		December 31, 2005		December 31, 2004	
	Amount	% Earning Assets	Amount	% Earning Assets	Amount	% Earning Assets
Loan portfolio (net of unearned income)	$86,496	74.2%	$88,530	78.7%	$80,528	81.5%
Investment securities and FHLB stock	18,320	15.8%	19,910	17.7%	15,122	15.3%
Time deposits owned with other banks	1,498	1.3%	1,498	1.3%	2,748	2.8%
Fed Funds sold and interest bearing deposits	10,117	8.7%	2,622	2.3%	414	0.4%
Total	$116,431	100.0%	$112,560	100.0%	$98,812	100.0%

Investment Policy

The objective of the bank's investment policy is to invest those funds not needed to meet loan demand to earn the maximum return for the bank, yet still maintain sufficient liquidity to meet fluctuations in loan demand and deposit structure. In doing so, the bank balances market and credit risks against potential investment return; makes investments compatible with pledge requirements of deposits of public funds; maintains compliance with regulatory investment requirements; and assists various public entities with their financing needs. The Chief Executive Officer and the Chief Financial Officer are authorized to execute securities transactions for the investment portfolio, subject to the bank's investment policy and quarterly review by the board of directors.

The investment securities portfolio is managed to maximize portfolio yield over the long term in a manner that is consistent with liquidity needs, pledging requirements, asset/liability strategies, and safety/soundness concerns. The fundamental elements of our risk management program include board and executive management overview and a comprehensive risk management process that effectively identifies, measures, monitors, and controls risk. These risks include, but are not necessarily limited to market risk, credit risk, liquidity risk, operational risk and legal risk. Both the board and management believe that effective management of risks associated with securities represents an essential component of safe and sound practices.

Investment Portfolio

The bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available-for-Sale.

Held to Maturity securities include debt securities that the bank has the positive intent and ability to hold to maturity; these securities are reported at amortized cost. At March 31, 2006, the bank had no securities classified as Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. At March 31, 2006, the bank held no securities as Trading Securities.

Available-for-Sale securities include those which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of applicable taxes. At March 31, 2006, all of the bank's investment portfolio was categorized as Available-for-Sale.

The following table sets forth the composition of the bank's investment portfolio, including restricted equity securities, at March 31, 2006 and December 31, 2005 and 2004.

Investment Portfolio

(Dollars in thousands)	March 31, 2006		December 31, 2005		December 31, 2004	
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
U.S. government and agency securities	$14,213	$14,081	$15,201	$15,062	$9,004	$8,924
Mortgage backed securities	3,628	3,510	3,965	3,868	4,038	4,004
Corporate debt securities	305	306	556	557	1,848	1,865
Equity securities (includes FHLB stock)	423	423	423	423	329	329
Total	$18,569	$18,320	$20,145	$19,910	$15,219	$15,122

At March 31, 2006 and at December 31, 2005, obligations of the United States Government or its agencies and mortgaged backed securities represented 98.3% and 97.2% of the investment portfolio, respectively.

The following tables present the maturity distribution of the estimated market value of the bank's investment securities at March 31, 2006 and December 31, 2005 and 2004. The weighted average yields on these instruments are presented based on anticipated maturities. For purpose of this analysis, all yields are calculated on a pre-tax basis.

Investments Maturity Distribution

March 31, 2006

	Due in one year or less		Over one through five years		Over five through ten years		Over ten years		
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total Amount
U.S. government and agency securities	$12,138	3.89%	$1,943	3.30%	-	-	-		$14,081
Mortgage-backed securities	-	-	1,232	3.77%	$685	4.11%	$1,593	4.54%	3,510
Corporate debt securities	306	6.09%	-	-	-		-	-	306
Equity securities (includes FHLB stock)	-	-	-	-	-	-	423	-	423
Total	$12,444		$3,175		$685		$2,016		$18,320

(Dollars in thousands)	December 31, 2005 Due in one year or less Amount	Yield	Over one through five years Amount	Yield	Over five through ten years Amount	Yield	Over ten years Amount	Yield	Total Amount
U.S. government and agency securities	$3,953	2.31%	$11,109	4.16%	-	-	-	-	$15,062
Mortgage-backed securities	-	-	1,291	3.76%	$741	4.09%	$1,836	4.26%	3,868
Corporate debt securities	557	6.04%							557
Equity securities (includes FHLB stock)	-	-	-	-	-	-	423	-	423
Total	$4,510		$12,400		$741		$2,259		$19,910

(Dollars in thousands)	December 31, 2004 Due in one year or less Amount	Yield	Over one through five years Amount	Yield	Over five through ten years Amount	Yield	Over ten years Amount	Yield	Total Amount
U.S. government and agency securities	$1,000	1.80%	$7,924	2.67%	-	-	-	-	$8,924
Mortgage-backed securities	-	-	-	-	$2,664	3.71%	$1,340	3.82%	4,004
Corporate debt securities	1,286	4.12%	579	6.03%	-	-	-	-	1,865
Equity securities (includes FHLB Stock)	-	-		-	-	-	329	-	329
Total	$2,286		$8,503		$2,664		$1,669		$15,122

Loan Portfolio

The bank had total net loans (gross loans minus the allowance for loan losses and deferred loan fees) of $84.9 million at March 31, 2006 reflecting a decrease of $2.3 million or 2.7%, compared to total loans for the year ended December 31, 2005. During this period the bank had several commercial real estate projects that were completed and sold, resulting in the payoff of bank financing.

The following table sets forth the composition of the gross loan portfolio at March 31, 2006 and December 31, 2005 and 2004.

Loan Portfolio Composition

(Dollars in thousands)	March 31, 2006 Amounts	Percent of Total Loans	December 31, 2005 Amounts	Percent of Total Loans	December 31, 2004 Amounts	Percent of Total Loans
Commercial	$ 9,307	10.8%	$ 8,796	9.9%	$ 9,617	11.9%
Real estate:						
Construction	9,627	11.1%	8,817	9.9%	4,750	5.9%
Commercial	52,177	60.3%	56,444	63.5%	50,478	62.5%
Residential mortgage	9,060	10.5%	11,082	12.5%	12,317	15.3%
Consumer	6,325	7.3%	3,704	4.2%	3,613	4.5%
Total	$86,496	100.0%	$88,843	100.0%	$80,775	100.0%

Loans secured by real estate mortgages at March 31, 2006 were composed of loans secured by 1-4 family residential (10.5% of total loans), commercial real estate (60.3% of total loans) and construction loans (11.1% of total loans).

The following table sets forth the maturities and interest sensitivities of the bank's gross loan portfolio at March 31, 2006.

Loan Maturities & Interest Sensitivities

	Due or Repricing within three months	Due or Repricing after Three through Twelve Months		Due or Repricing after One through Five Years		Due or Repricing Over Five Years		
(Dollars in thousands)	Amount	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Commercial	$ 3,690	$169	$ 1,771	$ 774	$ 2,570	$ 209	$ 124	$ 9,307
Real Estate:								
Construction	1,369	-	2,815	2,500	2,147	796	-	9,627
Commercial	4,783	69	7,506	1,067	34,644	4,108	-	52,177
Other	565	286	2,153	1,849	1,847	682	1,678	9,060
Consumer	458	19	-	5,848	-	-	-	6,325
Total	$10,865	$543	$14,245	$12,038	$41,208	$5,795	$1,802	$86,496

Loans with either fixed or variable interest rates are categorized above based upon their maturity: less than three months; three to twelve months; one to five years; and over five years. At March 31, 2006, the bank's loans which mature or re-price in less than one year totaled $25.7 million. Of this amount, $21.8 million or 84.8% are considered variable rate, indexed to the prime lending rate. Loans due after one year totaled $60.8 million of which $17.8 million have fixed interest rates and $43.0 million have variable interest rates.

The bank's real estate loan portfolio is secured by office buildings, land for development, single family homes and other real property located primarily in the Portland metropolitan area. Substantially all of these loans are secured by first liens with initial loan to value ratios ranging from 50% to 90% depending on the type of real property securing the loans.

Average Yields Earned and Rates Paid

The following tables show average balances and interest income or interest expense, with the resulting average yield or rates by category of average earning asset or interest-bearing liability for the periods indicated on a pre-tax basis. For the purpose of these analyses, non-accrual loans are included in the average balance of loans.

	For the Three Months Ended March 31,					
	2006			2005		
(Dollars in thousands)	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets:						
Interest-earning assets:						
Loans	$ 85,721	$ 1,675	7.82%	$ 81,319	$1,418	6.98%
Investment securities	18,682	181	3.87%	14,656	114	3.12%
FHLB stock	423	-	0.00%	337	1	1.60%
Federal funds sold	5,583	62	4.44%	652	4	2.36%
Interest-bearing deposits	4,047	39	3.85%	1,013	14	5.50%
Average interest-earning assets	114,457	1,957	6.84%	97,977	1,551	6.33%
Allowance for possible loan losses	(1,252)			(1,177)		
Noninterest-bearing assets	11,658			12,233		
Total average assets	$ 124,862			$ 109,033		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Demand, savings, and money market accounts	32,438	144	1.77%	28,649	50	0.70%
Time deposits	57,766	513	3.55%	50,856	312	2.46%
Other borrowings	9,849	150	6.08%	9,188	128	5.58%
Total interest-bearing liabilities	100,053	807	3.22%	88,693	490	2.21%
Noninterest-bearing deposits	16,905			13,026		
Other liabilities	716			894		
Total shareholders' equity	7,188			6,421		
Total average liabilities and shareholders' equity	$ 124,862			$ 109,033		
Net interest income and net interest margin		$ 1,150	4.02%		$ 1,061	4.33%

(Dollars in thousands)	2005 Average Balance	2005 Interest	2005 Yield/ Rate	2004 Average Balance	2004 Interest	2004 Yield/ Rate
Assets:						
Interest-earning assets:						
Loans	$ 86,393	$ 6,540	7.57%	$ 77,290	$ 5,762	7.45%
Investment securities	13,893	444	3.19%	14,815	483	3.26%
FHLB stock	402	1	0.34%	281	8	2.68%
Federal funds sold	1,888	65	3.46%	2,146	26	1.19%
Interest-bearing deposits	2,728	73	2.68%	2,369	107	4.50%
Average interest-earning assets	105,304	7,123	6.76%	96,901	6,386	6.59%
Allowance for possible loan losses	(1,235)			(1,268)		
Noninterest-bearing assets	10,639			9,396		
Total average assets	$ 114,708			$ 105,028		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Demand, savings, and money market accounts	28,697	331	1.15%	33,343	278	0.83%
Time deposits	54,297	1,592	2.93%	46,075	1,035	2.25%
Other borrowings	9,852	579	5.87%	5,280	406	7.69%
Total interest-bearing liabilities	92,846	2,502	2.69%	84,698	1,719	2.03%
Noninterest-bearing deposits	14,593			11,919		
Other liabilities	674			1,953		
Total shareholders' equity	6,595			6,458		
Total average liabilities and shareholders' equity	$ 114,708			$ 105,028		
Net interest income and net interest margin		$ 4,621	4.39%		$ 4,667	4.82%

The following tables show changes in interest income and expense as attributable to changes in interest rates versus volume for the periods indicated. Changes not due solely to volume or rate, if applicable, are allocated proportionately between volume and rate.

	For the Three Months Ended March 31, 2006 Versus 2005		
	Change Due to Rate	Change Due to Volume	Total Change
Increase (decrease) in interest income:			
Loans	$ 180	$ 77	$ 257
Investment securities	36	31	67
FHLB stock	(1)	0	(1)
Federal Funds sold	29	29	58
Interest-bearing deposits	(17)	42	25
Total interest income	227	179	406
Increase (decrease) in interest expense:			
Demand and savings accounts	87	7	94
Time deposits	159	42	201
Other borrowings	12	10	22
Total interest expense	258	59	317
Increase (decrease) in net interest income	$ (31)	$ 120	$ 89

	For the Year Ended December 31, 2005 Versus 2004		
	Change Due to Rate	Change Due to Volume	Total Change
Increase (decrease) in interest income:			
Loans	$ 99	$ 679	$ 778
Investment securities	(9)	(30)	(39)
FHLB stock	(10)	3	(7)
Federal Funds sold	42	(3)	39
Interest-bearing deposits	(50)	16	(34)
Total interest income	72	665	737
Increase (decrease) in interest expense:			
Demand and savings accounts	$ 92	(39)	53
Time deposits	372	185	557
Other borrowings	(179)	351	172
Total interest expense	285	497	782
Increase (decrease) in net interest income	$ (213)	$ 168	$ (45)

Deposits

The bank's primary sources of funds are interest-bearing deposits. The following table sets forth the bank's deposit structure at March 31, 2006 and December 31, 2005 and 2004:

Deposit Structure

	March 31, 2006		December 31, 2005		December 31, 2004	
(Dollars in thousands)	Amount	% Total Deposits	Amount	% Total Deposits	Amount	% Total Deposits
Noninterest-bearing demand	$16,359	15.0%	$14,907	14.3%	$12,058	13.4%
Interest-bearing demand	7,991	7.3%	5,011	4.8%	4,431	4.9%
Money market	25,305	23.2%	17,942	17.2%	18,403	20.4%
Savings	6,687	6.1%	6,141	5.8%	6,624	7.4%
Certificates of deposit	52,656	48.3%	60,495	57.9%	48,566	53.9%
Total deposits	$108,998	100.0%	$104,496	100.0%	$90,082	100.0%

The following table presents a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods indicated:

Average Deposits/Rate Paid

	March 31, 2006		December 31, 2005		December 31, 2004	
(Dollars in thousands)	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid
Noninterest-bearing Demand	$16,905	-	$14,593	-	$11,919	-
Interest-bearing demand	6,266	0.39%	5,247	0.19%	3,279	0.15%
Money Market	19,899	2.65%	16,781	1.75%	22,311	1.12%
Savings	6,273	0.52%	6,669	0.42%	7,753	0.30%
Certificates of deposit	57,766	3.55%	54,297	2.93%	46,075	2.25%
Total	$107,109	2.49%	$97,587	1.97%	$91,337	1.44%

The following table indicates, as of the dates indicated, time certificates of deposits by the time remaining until maturity:

Certificate of Deposit Maturities

(Dollars in thousands)	March 31, 2006	December 31, 2005	December 31, 2004
Under $100,000			
Maturity in:			
Three months or less	$10,811	$12,354	$7,778
3-12 months	23,335	26,961	15,853
One year through three years	5,673	6,111	6,230
Over three years	1,080	1,284	2,897
Total	$40,899	$46,710	$32,758
Total with remaining maturity less than one year	$34,146	$39,315	$23,631
$100,000 and greater			
Maturity in:			
Three months or less	$3,093	$4,831	$5,604
3-12 months	7,050	7,331	7,572
One year though three years	1,414	1,318	2,111
Over three years	200	305	521
Total	$11,757	$13,785	$15,808
Total with remaining maturity less than one year	$10,143	$12,162	$13,176

The bank's brokered deposits at March 31, 2006 totaled $17.4 million, or 15.9% of total deposits. Of the brokered deposits, $16.9 million is attributable to the bank's Certificate of Deposit Account Registry System (CDARS) program, which is a program offered through the Promontory Interfinancial Network that allows banks to deposit customer's large deposits into other federally-insured financial institutions, in incremental amounts under $100,000, and retain the benefit of FDIC insurance on all of the customer's funds. In return for depositing customer funds into the network, the bank receives equal deposits form other banks in the network. This program is designed to attract new money into the bank from customers with FDIC insurance requirements.

Credit Risk Management and Allowance for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of banking. Loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, the bank prices its loan products at a margin above the prime rate, the treasury constant maturity, and other indices which it constantly monitors.

Management regularly reviews the loan portfolio and determines the amount of loans to be charged off. In addition, management considers such factors as previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio. Management uses available information to recognize losses on loans and real estate owned; however, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require the bank to recognize additions to the allowances based on their judgment about information available at the time of their examinations. In addition, any loan or portion thereof that is classified as a "loss" by regulatory examiners is charged-off. For the year ended December 31, 2005, the bank had net loan charge-offs of approximately $181,000 and $27,000 through the first three months of 2006.

The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. The allowance for loan losses is increased by charging operating expense. The allowance is reduced by loans charged off and is increased by provisions charged to earnings and recoveries on loans previously charged-off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has occurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the loan balance; and there is little or no near-term prospect for improvement.

The following table reflects the changes in the Allowance for Loan Losses as well as related information regarding loans outstanding for the periods indicated.

Summary of Credit Loss Experience and Related Information

(Dollars in thousands)	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Allowance for loan losses at beginning of period	$1,258	$1,157	$1,288
Charge-offs:			
Commercial	4	130	413
Real estate construction	0	0	0
Real estate mortgage	0	0	200
Consumer	29	87	38
Total charge-offs	33	217	651
Recoveries:			
Commercial	1	15	61
Real estate construction	0	0	0
Real estate mortgage	0	5	2
Consumer	5	16	7
Total recoveries	6	36	70
Net charge-offs	27	181	581
Provision charged to operations	0	282	450
Allowance for loan losses at end of period	$1,231	$1,258	$1,157
Loans outstanding:			
End of period	$86,496	$88,842	$80,775
Average during the period	$85,721	$86,393	$77,290
Ratio of allowance for credit losses at end of period to:			
Loans outstanding at end of period	1.43%	1.42%	1.43%
Average loans outstanding during the period	1.44%	1.46%	1.50%
Ratio of net charge-offs (annualized) during the period to average loans outstanding during the period	0.13%	0.21%	0.75%

The allowance for loan losses is allocated as shown below based on evaluations of past history and the composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

Allocation of Allowance for Loan Losses

(Dollars in thousands)	March 31, 2006		December 31, 2005		December 31, 2004	
	Allocation	Percentage	Allocation	Percentage	Allocation	Percentage
Commercial	$123	10.0%	$126	10.0%	$139	12.0%
Real estate	874	71.0%	943	75.0%	890	77.0%
Construction	148	12.0%	126	10.0%	69	6.0%
Consumer	86	7.0%	63	5.0%	59	5.0%
Total	$1,231	100.0%	$1,258	100.0%	$1,157	100.0%

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

The following table sets forth information regarding the bank's non-performing loans on the dates indicated.

Nonaccrual, Past Due and Restructured Loans

(Dollars in thousands)	March 31, 2006	December 31, 2005	December 31, 2004
Loans accounted for on a nonaccrual basis	$463	$513	$2,123
Accruing loans which are contractually past due 90 days or more	26	52	186
Restructured loans	-	-	-
Total	$489	$565	$2,309

As of March 31, 2006, the bank had nine loans on nonaccrual status. One of those loans represented almost 70% of the amount outstanding. This loan was paid off in full on April 10, 2006. The other eight loans are small loans being actively worked by the bank and are all considered fully collectible. The large total amount of loans on nonaccrual status as of December 31, 2004 was dominated by one large problem loan that was secured by real estate. This loan was paid in full from the sale of property on November 7, 2005. The balance as of December 31, 2005 was similar to that of March 31, 2006, with the same single loan making up 61% of the dollar amount outstanding of the eight loans on nonaccrual status at that time.

The following table shows the amount of loans by type that were 90 days or more past due, on nonaccrual status, restructured and lost interest at March 31, 2006, December 31, 2005 and 2004.

Past Due, Nonaccrual and Restructured by Loan Type

(Dollars in thousands)

	Nonaccrual			90 Days or More Past Due			Restructured			Lost Interest		
	3/31/06	12/31/05	12/31/04	3/31/06	12/31/05	12/31/04	3/31/06	12/31/05	12/31/04	3/31/06	12/31/05	12/31/04
Commercial	$158	$219	$24	$23	$50	$10	$0	$0	$0	$6	$1	$1
Real estate	290	290	1,952	0	0	176	0	0	0	15	12	24
Consumer	15	4	147	3	2	0	0	0	0	1	1	1
Total	$463	$513	$2,123	$26	$52	$186	$0	$0	$0	$22	$14	$26

Liquidity Management

The bank has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. Generally, the bank's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of borrowings through repurchase agreements, Federal Funds purchased, FHLB advances, and the net cash provided by operating activities. As of March 31, 2006, unused and available lines of credit totaled $14.8 million from FHLB's "Advances, Security and Deposit Agreement" and $6 million from correspondent banks. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments are not as stable because they are influenced by general interest rate levels, competing interest rates available on other investments, market competition, economic conditions, and other factors. Liquid asset balances include cash, amounts due from other banks, Federal Funds sold, and securities available-for-sale. At March 31, 2006, these liquid assets totaled $31.3 million or 24.7% of total assets as compared to $25.4 million or 20.8% of total assets at December 31, 2005. Total liquid assets of $25.4 million as of December 31, 2005, compare to $19.0 million or 17.6 % of total assets at December 31, 2004. Liquidity increased during 2005 as a result of deposit growth from the new branches.

Analysis of liquidity includes a review of the changes that appear in the consolidated statements of cash flows for the period ended March 31, 2006. The statement of cash flows includes operating, investing, and financing categories. Operating activities include net income of $73,866 and net cash outflows of $169,815 from adjustments for non-cash items and changes in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities and the impact of the net growth in loans. Financing activities include the cash flows associated with the change in deposit accounts, changes in long-term and other borrowings, the issuance of trust preferred securities and various shareholder transactions.

At March 31, 2006, the bank had outstanding unfunded lending commitments of $11.8 million. Nearly all of these commitments represented unused portions of credit lines available to businesses. Based on historical data, management has determined that up to 20% of the aggregate commitments are likely to be fully drawn upon and, accordingly, the aggregate commitments do not necessarily represent future cash requirements. Management believes the bank's sources of liquidity are sufficient to meet likely calls on outstanding commitments, although there can be no assurance in this regard.

The bank's primary and secondary sources of liquidity as of March 31, 2006, are shown below:

Primary Liquidity	
Cash and due from banks	$1,770
AFS securities (estimated unpledged)	322
Federal funds sold and interest bearing deposits with other banks	10,117
Estimated cash flow from loans/securities	3,476
Total primary liquidity	$15,685
Secondary Sources of Liquidity	
Available balances and lines of credit from correspondent banks	20,761
Total secondary sources of liquidity	20,761
Total primary and secondary liquidity	$36,446

Capital

For regulatory purposes, both the bank and holding company must maintain certain capital ratios. As a single bank holding company, the bank's ratios are most significant. Actual capital amounts and ratios are presented in the following table for both the company and the bank, as well as the regulatory requirements for minimum capital adequacy and the minimum to be considered "well capitalized."

	Actual		Minimum Capital Adequacy			Well Capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
March 31, 2006						
Total Capital (to risk-weighted assets)						
Albina Community Bancorp	$14,639	14.9%	$7,842	8%	-	N/A
Albina Community Bank	$11,814	12.2%	$7,736	8%	$9,672	10%
Tier I Capital (to risk-weighted assets)						
Albina Community Bancorp	$9,885	10.1%	$3,921	4%	-	N/A
Albina Community Bank	$10,605	11.0%	$3,868	4%	$5,802	6%
Leverage (Tier 1 to average assets)						
Albina Community Bancorp	$9,885	7.9%	$4,994	4%	-	N/A
Albina Community Bank	$10,605	8.7%	$4,886	4%	$7,329	5%
December 31, 2005						
Total Capital (to risk-weighted assets)						
Albina Community Bancorp	$14,491	14.8%	$7,844	8%	-	N/A
Albina Community Bank	$11,669	12.0%	$7,757	8%	$9,697	10%
Tier I Capital (to risk-weighted assets)						
Albina Community Bancorp	$9,687	9.2%	$3,922	4%	-	N/A
Albina Community Bank	$10,456	10.8%	$3,879	4%	$5,818	6%
Leverage (Tier 1 to average assets)						
Albina Community Bancorp	$9,687	8.4%	$4,603	4%		N/A

(Dollars in thousands)	Actual		Minimum Capital Adequacy			Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Albina Community Bank	$10,456	8.8%	$4,739	4%	$5,923	5%
December 31, 2004						
Total Capital						
(to risk-weighted assets)						
Albina Community Bancorp	$13,654	15.4%	$7,067	8%		N/A
Albina Community Bank	$10,706	12.5%	$6,869	8%	$8,587	10%
Tier I Capital						
(to risk-weighted assets)						
Albina Community Bancorp	$8,636	9.8%	$3,534	4%		N/A
Albina Community Bank	$9,632	11.2%	$3,435	4%	$5,152	6%
Leverage						
(Tier 1to average assets)						
Albina Community Bancorp	$8,636	7.9%	$4,365	4%		N/A
Albina Community Bank	$9,632	9.2%	$4,183	4%	$5,229	5%

In March 2003, we formed a wholly-owned Connecticut statutory business trust, Albina Statutory Trust I, which issued $4 million of guaranteed, undivided beneficial interests in floating rate Junior Subordinated Deferrable Interest Debentures. These securities are referred to as trust preferred securities. The proceeds were used to redeem outstanding Series C Preferred stock, to redeem subordinated debentures, and to fund continued growth. In May 2004, we formed Albina Statutory Trust II, which issued $2 million in trust preferred securities.

The trust preferred securities qualify as Tier 1 capital under regulatory guidelines, but for financial statement reporting purposes, trust preferred securities are reported as long term debt. For purposes of computing return on average equity and the return on average assets, the trust preferred securities are excluded from equity under generally accepted accounting principles while required payments on the securities are recorded as interest expense.

Our strategic plan involves two possible capital expenditures within the next twelve months. The lease on our administrative space expires December 31, 2007 and we intend to relocate our administrative offices prior to that date. We are exploring alternative strategies for the relocation, ranging from leasing a facility, which will involve tenant improvements of approximately $1.0 million to developing a mixed commercial and residential use facility, at an estimated cost ranging between $4.5 million to $6.0 million. Our strategic plan also includes opening a new branch in Portland, Oregon, at an approximate cost of $750,000 for tenant improvements. Management will pursue opportunities to open additional branch locations in our market in late 2006 and 2007. There are currently no definitive plans for these capital expenditures and our strategy may depend on the success of this offering and the resulting ability to attract additional cash deposits with which to fund the projects.

MANAGEMENT

Information about our Directors

The company's board of directors is currently composed of seven directors who serve staggered three-year terms on the board. Of these directors, four also serve on the bank's board of directors, which in total has seven directors. Directors terms expire as follows: Foster and Holden in 2007; Bradshaw, Gilbert, and McKean in 2008; and Henderson and Woolley in 2009.

The following is information about the directors of the company and the bank:

James R. Bradshaw, age 47, has served as a director of the company since 2003 and a director of Albina Community Bank since 1996. Mr. Bradshaw chairs the Audit Committee and serves on the Joint Bank/Bancorp Executive Committee and the bank's Board Loan Committee and Asset & Liability Committee. He has been Vice President and Senior Research Analyst at D.A. Davidson & Co. since 2000 and has served as a director of D.A. Davidson since February 1, 2005. Prior to joining D.A. Davidson, he was Senior Vice President at Pacific Crest Securities, Inc., a Portland based investment banking firm, as an investment research analyst focusing on financial institutions from 1992-1999, and senior bank examiner for the State of California Banking Department.

Ted K. Gilbert, age 54, has served as a director of the company since 1995. Mr. Gilbert serves as a representative of the company on the bank's Real Estate committee. He is President of Baron Equities And Resources, Inc., a firm specializing in real estate acquisition and development, and has been actively involved in real estate investment and management since 1973. He is Chairman of HOST Development, Inc., a non-profit developer of affordable home ownership and Chairman of Portland Affordable Housing Preservation Trust.

Bernard V. Foster, age 65, has served as a director of the company since 1996. He is owner and publisher of The Skanner News Group consisting of two newspapers, The Portland Skanner and The Seattle Skanner, and a radio station, KEUG 105.5FM. He is also President of The West Coast Black Publishers Association; served on Oregon's state banking board from 1991 to 1994; member of the State Board of Pharmacy; Chairman of the African American Alliance for Homeownership; and involved in many community organizations and activities, including the Thanksgiving and Christmas food drives, and the Annual Martin Luther King Jr. Prayer Breakfast.

Michael C. Henderson, age 59, has served as Chairman of the Board of the company since 1995, and has served as Chairman of the Board of Albina Community Bank since 1995. Mr. Henderson is chair of the Joint Bank/Bancorp Executive Committee and serves on the Audit Committee, as well as on the bank Board Loan Committee as an alternate. He was President of Pinemeadow Group, a consumer products company, from 1998 through 2001. He was Chairman of the Board of Prolifiq Software, a digital marketing firm from 2002 – 2004 and served as President and Chief Executive Officer of several Pacificorp subsidiaries, including PacifiCorp Holdings, a diversified holder of financial services, power generation and telecommunications operations from 1995 to 1998. He holds director positions at Longview Fibre, Inc., North Pacific Group, Inc., and Prolifiq Software, and was previously a director at Portland Family of Funds.

Sheila D. Holden, age 51, has served as a director of the company since 1994. She is PacifiCorp's Pacific Power Regional Community Manager; has served as the District, General and Customer Service manager of Pacific Portland Field Operations; led PacifiCorp's local community and business development efforts for 15 years; and helped form River East Progress, Northeast Portland's first local development corporation.

Robert L. McKean, age 53, is President and Chief Executive Officer of the company and of Albina Community Bank and has served as a director of both since 1999. Mr. McKean serves on the Joint Bank/Bancorp Executive Committee, chairs the bank's Real Estate Committee, and serves on the bank's Board Loan Committee and Asset & Liability Committee. He was previously President and Chief Executive Officer of New Century Bank, a bank in organization in Spokane, Washington; President and Chief Executive Officer of United Security Bank, Spokane; Senior Vice President and Manager, Retail Banking Division, Bank One Cleveland, NA; and spent 18 years with Seattle-First National Bank, including 5 years as Regional Vice President, Central Region. He is also the Immediate Past Chairman of the Board for Junior Achievement-Columbia Empire, Inc.; Vice Chair and Chair-elect of the Board of the Community Development Bankers Association; serves on the Boards of N/NE Economic Development Alliance; Immediate Past Chairman of Metropolitan Family Service; Regional Vice-Chair of the National Bankers Association; former director of the Oregon Bankers Association; former Chair of the Interstate MAX Business Support Task Force; and former member of the Multnomah-Washington Counties Regional Investment Board.

Jeana M. Woolley, age 54, has served as a director of the company since 1993, and has served as a director of Albina Community Bank since 1997. Ms. Woolley was elected to the board by our Series A Preferred shareholder, Northeast Portland Community Development Trust. See "SIGNIFICANT SHAREHOLDER." Ms. Woolley serves on the Joint Bank/Bancorp Executive Committee and the Audit Committee and the bank's Board Loan Committee, Asset & Liability Committee, and Real Estate Committee. She has been President and principal of JM Woolley & Associates, a planning and development consulting firm since 1991; Chairperson of the Northeast Portland Development Trust, the company's largest shareholder and the holder of the Series A Preferred Stock; a director of N/NE Economic Development Alliance; a director of the N/NE Workforce Center Board; a director of the Enterprise Zone Business Community Contributions Advisory Board; and a director of the Walker Institute.

Graham C. Bryce, age 65, has served as a director of the bank since 1995. Mr. Bryce is chair of the bank's Board Loan Committee and of the Asset & Liability Committee and serves on the bank's Real Estate Committee. He has been President of QG Investment Company, a real estate investment company, since 1986. Mr. Bryce has extensive prior experience in the banking and financial services industry, holding positions as an officer at Mellon Bank, Wells Fargo Bank and Orbanco Financial Services from 1963 to 1986. He also served as a director of Sprouse-Reitz Stores, Inc., which was liquidated in 1994. For 26 years he has been a Director for Milne Construction Company, which specializes in building concrete mausoleums. Mr. Bryce holds a MBA from Northwestern University.

Howard M. Shapiro, age 74, retired as Vice-Chairman of the company after nine years. Mr. Shapiro has served as a director of the bank since its inception in 1994 and is Vice Chairman of the bank's board of directors. Mr. Shapiro serves on the Joint Bank/Bancorp Executive Committee and on the bank's Board Loan Committee. Mr. Shapiro is an independent business consultant and serves on the boards of several charitable and community organizations including the Housing Authority of Portland, the Portland Institution for Contemporary Art and Camp Caldera. He also serves on the board of The Nation Magazine, the Multnomah County Investment Council and Rejuvenation Lamp & Fixture Company.

Sheryl Manning, age 47, was appointed as a director of the bank in April 2006. Ms. Manning currently serves on the board of the Metropolitan Exposition Recreation Commission, which manages regional facilities, including the Oregon Convention Center, the Portland Exposition Center and the

Portland Center for the Performing Arts; and the board of Classic Wines Auction, Inc., a non-profit entity that raises money for children and families in the Portland metropolitan area. Ms. Manning has served on other charitable and community boards and has over 20 years of business and financial experience, primarily focused on audit, accounting, and financial reporting services for private and publicly traded companies.

No director or executive officer of the company or the bank has a direct family relationship with another director or executive officer of the company or the bank. The board of directors has reviewed each board member's relationship to the company to determine board independence, and has determined that all directors other than Mr. McKean are independent.

Board Committees

The company's board has two committees: the Joint Bank/Bancorp Executive Committee and the Audit Committee. The Executive Committee, which meets when needed throughout the year, serves as the Compensation Committee and otherwise fulfills functions for the boards of directors of the company or the bank when the full boards are not scheduled to meet. Members include Messrs. Henderson (Chair), Bradshaw, McKean, Shapiro, and Ms. Woolley. The Audit Committee reviews the scope of internal and external audit activities and the results of the company's annual audit. The Audit Committee meets quarterly. Audit Committee members include Messrs. Bradshaw (Chair) and Henderson, and Ms. Woolley.

The bank's board has four committees: the Joint Bank/Bancorp Executive Committee, the Board Loan Committee, the Asset & Liability Committee and the Real Estate Committee. The Bank Board Loan Committee approves loans in excess of management's approval authority, reviews the loan portfolio for safety and soundness, monitors concentrations in industry and loan types, and oversees the bank's loan policy. The Board Loan Committee meets at least monthly. Members of the Bank Board Loan Committee include Messrs. Bryce (Chair), Bradshaw, Henderson (as alternate), McKean, and Shapiro and Ms. Woolley. The Asset & Liability Committee monitors compliance with the board's established guidelines for asset and liability management and reviews and approves investments. This committee meets quarterly. Its members include Messrs. Bryce (Chair), Bradshaw, McKean and Ms. Woolley. The bank's Real Estate Committee reviews potential real estate acquisitions or lease arrangements for new branch, administrative office, or ATM locations and meets as needed. This committee's members include Messrs. McKean (Chair), Bryce, and Gilbert (as representative from the company's board of directors), and Ms. Woolley.

Information about our Executive Officers

In addition to Robert McKean, President and Chief Executive Officer, the Bank has three other executive officers:

Cheryl L. Cebula, age 54, has served as Senior Vice President and Chief Operating Officer of the bank since November 2003. Ms. Cebula was promoted to Executive Vice President in February 2005. Prior to joining the bank, Ms. Cebula was Senior Vice President and Manager of Operations for Bank of the Northwest/Pacific Northwest Bank. She has 30 years experience in the banking industry, including Senior Vice President role at U.S. Bank. Ms. Cebula serves on the board of Young Audiences of Oregon and Southwest Washington.

Greg Froman, age 58, joined the bank as Senior Vice President and Chief Credit Officer in March of 2005. Prior to joining the bank, Mr. Froman was Vice President and Relationship Manager with KeyBank's Commercial Banking Division in Portland. Mr. Froman's banking experience spans more than 31 years, including 29 years with US Bank of Oregon. At US Bank, Mr. Froman held a number of senior credit and lending positions including Credit Approval Officer for Commercial Banking and Commercial Real Estate, Credit Manager for US Bancorp Leasing and Relationship Manager in both Commercial Banking and Commercial Real Estate. Mr. Froman serves as a member of the board of directors of Junior Achievement – Columbia Empire, Inc.

James J. Schlotfeldt, age 43, joined the bank in April 2006 as Senior Vice President and Chief Financial Officer. Before joining the bank, Mr. Schlotfeldt served as Chief Financial Officer of Unitus Community Credit Union in Portland, Oregon since 1998 and was a Fiscal Affairs Manager with Unitus from 1992 to 1998.

Mark Yee, age 41, joined the bank on June 14, 2006 as Senior Vice President and Chief Lending Officer. Mr. Yee was previously Senior Vice President and Regional Manager for Small Business Banking at US Bancorp, managing the Portland and Vancouver, Washington region. Mr. Yee has over 16 years experience in banking, including six years of commercial lending and five years of branch management experience.

Compensation of Directors and Officers

Directors. Each outside director of the company and of the bank receives $500 for each board meeting attended and $200 for each committee meeting attended. In 2003, each director, including inside directors, received options to purchase 1,649 shares of common stock at an exercise price of $5.45 per share (adjusted for all subsequent stock dividends), all of which are fully vested. In 2004, each director, including inside directors, received an option to purchase 1,239 shares of common stock at an exercise price of $6.82 per share (adjusted for all subsequent stock dividends). These options grants were for a period of 10 years, vesting over a three year period and the exercise price was set at the fair market value at the date of grant. Directors are entitled to participate in the company's health insurance plan.

Executive Officers. The following table sets forth the aggregate compensation paid by Albina Community Bank to its four most highly paid executive officers during 2005 and the aggregate estimated compensation for 2006. Executives do not receive additional compensation for their service to the holding company.

Name Of Individual Or Identity Of Group	Capacities In Which Remuneration Was Received	2005 Aggregate Compensation	2006 Estimated Compensation
Robert McKean	President and Chief Executive Officer (1) (2)	$179,231	$250,319
Cheryl Cebula	EVP, Chief Operating Officer	$136,692	$173,975
Mark Yee	SVP, Chief Lending Officer (3)	-	$75,000
Greg Froman	SVP, Chief Credit Officer (4)	$71,981	$152,766
Client Stein	Former Chief Financial Officer (5)	$73,756	-

(1) Serves in the same capacities for both Albina Community Bancorp and Albina Community Bank.
(2) Included in this amount for Mr. McKean is $8,897 for his car allowance and related taxes.
(3) Mr. Yee joined the company as of June 15, 2006. This amount reflects the prorated amount of his base salary and his guaranteed bonus.
(4) Mr. Froman joined the company in April 2005.
(5) Mr. Stein left the company on December 2, 2005. This amount reflects his compensation earned prior to his departure.

Employment Contracts

The company has entered into an employment agreement with our Chief Executive Officer, Robert McKean, dated April 1, 2005. The agreement expires April 1, 2009, subject to the company's option to renew. The agreement provides that in addition to his base salary, Mr. McKean is entitled to receive an after-tax auto allowance of $600 per month, five weeks vacation per year, life insurance, and is entitled to participate in a performance-based bonus plan with a target bonus of 40% of his base salary of $172,500. Either party may terminate the agreement without cause on 60 days notice. If Mr. McKean is terminated by the company without cause he will be entitled to a lump sum severance payment of one times his annual base salary. If he is terminated without cause within 12 months after a change in control, his severance payment is two times base salary. A change in control is defined as any person or group acquiring 25% or more of the voting power (not including Northeast Portland Community Development Trust); removal of a majority of the board of directors, or a plan of merger in which the existing shareholders of the company do not continue to own a majority of the shares of the resulting entity following the merger. If Mr. McKean resigns within 60 days following a material reduction in the scope of his position, duties, responsibilities or authority, he will receive a severance payment equal to two times his base salary. His receipt of severance payments is conditioned on his releasing all claims against the company and the bank.

The bank entered into an employment agreement with its Chief Operating Officer, Cheryl Cebula dated May 31, 2006, which expires May 31, 2008. Ms. Cebula is entitled to participate in a performance-based bonus plan with a target bonus of 30% of her base salary of $130,000. If she is terminated by the bank without cause, she is entitled to a severance payment of 50% of her base salary. If she is terminated without cause after a change in control or resigns within 60 days following a material reduction in the scope of her position, duties, responsibilities or authority, she will receive a severance payment equal to one times her annual base salary. Her receipt of severance payments is conditioned on her releasing all claims against the company and the bank.

The bank has also entered into Salary Continuation Agreements with both Mr. McKean and Ms. Cebula, which provide benefits following their respective retirements. If Mr. McKean retires after age 65, he is entitled to an annual benefit of $126,000 paid over 10 years. If Ms. Cebula retires after age 65, she is entitled to an annual benefit of $69,000 paid over 10 years. The annual retirement benefits are subject to a 3% annual increase. Both agreements provide that if the executive retires early, but after the vesting date (which is January 1, 2007 for Mr.McKean and November 10, 2008 for Ms. Cebula), the executive will be entitled to a benefit paid over 10 years commencing after the executive attains normal retirement age, in an annual amount determined by calculating a 10-year fixed annuity based on the amount the bank has accrued for the benefit as of the date of the executive's retirement. Interest is credited on the unpaid accrual balance at the discount rate and the benefit amount increases 3% annually. If the executive's employment is involuntarily terminated after the vesting date, but before the executive's normal retirement age, the executive will be paid a lump sum benefit within 60 days after termination in an amount based on the date the executive is terminated. In the event of the executive's permanent disability, the executive will receive a lump sum benefit, the amount of which depends on the date the executive becomes disabled and will be paid within 60 days after attaining normal retirement age. In the event the executive is terminated within 12 months after a change in control, the benefit is paid in lump sum within 60 days after the executive attains normal retirement age. No benefit is paid if the executive is terminated for cause.

The company and the bank have also entered into a Special Compensation Agreement with director Michael Henderson, dated February 17, 2005, in consideration for his services as interim Chief

Executive Officer prior to the retention of the current CEO. The agreement provides for Mr. Henderson's eligibility to participate in all group medical insurance programs offered by the bank generally available to employees. His spouse and dependent children may also participate. The company pays the full cost of premiums for he and his spouse. In the event the company terminates the policy or Mr. Henderson becomes ineligible to participate, the company will reimburse him for premiums until such time as he is eligible for Medicare. After age 65, he and his spouse, at the company's expense, are entitled to participate in a Medicare Supplemental Insurance policy for the remainder of his life. Under the agreement, Mr. Henderson's outstanding incentive stock options were also exchanged for nonqualified stock options.

The bank has committed to entering into a written employment agreement with its new Chief Lending Officer, Mr. Mark Yee, which is substantially similar in form to the other employment agreements. Under the proposed terms, Mr. Yee would receive a beginning base salary of $120,000 and would be eligible to participate in a performance-based bonus plan with a target bonus of 30% of his base salary, with a minimum bonus of $20,000 for 2006. The bank has also committed to offering Mr. Yee a supplemental executive retirement plan under which he would receive payments starting at age 65 or in the event of a change in control, death, or early retirement, subject to a vesting schedule. Subject to the Executive Committee's approval, he will also receive options to purchase 5,000 shares of our common stock which will vest over three years and expire ten years from the date of grant. The exercise price will be based on a determination of fair market value as of the date of grant.

Equity Compensation Plans

The company maintains two equity compensation plans: the 2001 Stock Option Plan and the 2005 Stock Incentive Plan. The purpose of these plans is to enable the company and the bank to attract and retain the services of people with training, experience, ability and to provide additional incentive to employees and directors by giving them an opportunity to participate in the ownership of the company.

2001 Stock Option Plan

The 2001 Stock Option Plan was approved by the company's board of directors on March 29, 2001 and approved by the shareholders at the annual meeting in April, 2001. The plan authorized the issuance of options covering 136,125 shares (after adjustments for stock dividends). Options to purchase 74,609 shares of common stock are currently outstanding under this plan, all of which are currently exercisable. Of the outstanding options, 8,251 are for incentive stock options. The exercise prices for these options range from $2.75 to $6.82. Since the adoption of the 2005 Stock Incentive Plan, no additional shares may be issued under the 2001 Plan.

2005 Stock Incentive Plan

The 2005 Stock Incentive Plan was approved by the company's board of directors on February 17, 2005 and approved by the shareholders at the annual meeting on April 21, 2005. The plan terminates on February 17, 2015. The plan authorizes the issuance of awards covering 150,000 shares (after adjustments for stock dividends). The 2005 Plan authorizes the granting of incentive stock options, nonqualified stock options and restricted stock. Incentive stock options may be granted to any employee; nonqualified stock options and restricted stock may be granted to any employee, director, or other individual who has performed or will perform services for the company. In the event any outstanding options expire without being exercised, or if a restricted stock grant is forfeited, the unexercised shares formerly subject to that option or forfeited shares previously subjected to a restricted stock grant would again become available for stock options and restricted stock grants. The 2005 Plan limits the number of shares authorized for issuance as incentive stock options to 30,000. The 2005 Plan limits the number of shares that can be granted to an individual in any calendar year to 20,000 or 30,000 in the calendar year in which the individual is hired or joins the board of directors.

Each award must be covered by a written agreement that sets forth the terms and conditions of the award as determined in the sole discretion of the board of directors.

Options are designated as either "Incentive Stock Options," as defined in Section 422 of the Internal Revenue Code, or "Non-Qualified Stock Options" and are exercisable at a per share price of not less than 100% of the fair market value of the common stock on the date of the grant. Incentive Stock Options granted to any person with beneficial ownership of 10% or more of the outstanding shares must be exercisable at a per share price of not less than 110% of the fair market value of the common stock on the date of the grant.

Options are exercisable for a set period of time not to exceed ten years from the date of the grant, and may be subject to a vesting schedule under which the options become incrementally exercisable over a period of time. Options expire ten years after the date of grant and are subject to earlier cancellation in the event an optionee ceases to be an employee. The 2005 Plan permits, at the discretion of the board of directors, the option holder to pay the exercise price of any options with cash or by authorizing a duly registered and licensed broker-dealer to sell the shares to be issued upon such exercise and remit a sufficient portion of the proceeds to pay the exercise price.

Options may be exercised only while the recipient is employed, or is serving as a director, or within 90 days after termination of service unless the person is disabled or dies, in which case all stock options terminate after one year from the date of the disability or death. Non-qualified stock options are not transferable except by gift to immediate family or by will or the laws of descent and distribution. Incentive stock options are not transferable except by will or the laws of descent and distribution.

Shares granted under restricted stock grants vest over time or upon achievement of performance-based criteria. If a restricted stock grant is forfeited due to termination of employment or failure of a condition for vesting, the company may repurchase unvested shares at a nominal price.

In the event the company's stock changes due to a stock split, dividend, combination, reclassification or similar change in capital structure effected without the receipt of consideration, appropriate adjustments will be made in the number of shares authorized under 2005 Plan, the number of shares of stock subject to outstanding stock options, and the exercise price of outstanding stock options.

In the event of a change of control, liquidation or dissolution, all outstanding stock options will become immediately exercisable fifteen days prior to the event and will continue to be exercisable for 45 days after the event, unless as an express term of the transaction, adequate provision is made for the continuation of the rights of holders of each outstanding option after the consummation of the transaction.

There are outstanding options to purchase 15,000 shares under the 2005 Plan, 8,250 of which are currently exercisable. The exercise prices for these options range from $9.83 to $14.67.

Employee Stock Purchase Plan

During 2003, we implemented an employee stock purchase plan (ESPP) for the benefit of employees. The ESPP reserved 27,225 shares (as adjusted for the stock dividends) for sale to employees pursuant to the ESPP. The ESPP allows participation of all employees over the age of eighteen who have worked at the bank at least six months for at least twenty hours per week. Participating employees defer compensation in amounts ranging from 1% to 10% of their eligible compensation to purchase stock on a quarterly basis at a price determined by the board of directors subsequent to each calendar quarter-end. The ESPP price is defined as the lesser amount of 85% of the fair market value of Albina's stock at the beginning or end of the calendar quarter. Due to the low volume of trading in the stock which has limited available information on the stock's market value, the board has consistently set the price at 85% of the per-share book value at quarter-end rounded to the nearest $0.25. The last sale of shares under the ESPP occurred as of March 31, 2006. Effective with the price set for the purchases on March 31, 2006, the board adopted a revised approach for setting the price. This methodology uses 100% of the average price of trades over the last 12 months rounded to the next highest $0.25. In total, 2,734 shares (as adjusted for stock dividends) have been issued under the ESPP and there are 24,491 available shares under the ESPP. The ESPP terminates on December 31, 2012.

Transactions with Management

From time to time, some of the directors and officers of the bank and the company, members of their immediate families, and firms and corporations whom they are associated with do business with us. All transactions with officers, directors and shareholders holding 5% or more of our stock must be on terms no less favorable to us than could be obtained from third parties. Business between the bank and its directors and officers involves ordinary banking transactions, such as borrowings and investments in time deposits. We make these transactions in the ordinary course of business, on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons. Loans to directors and executive officers do not involve more than the normal risk of collectibility or have other features that would be disadvantageous to the bank. As of March 31, 2006, the aggregate outstanding amount of all loans to officers and directors, or to entities with which they are affiliated, was approximately $6.25 million, of which 92.2% was secured by real estate, 0.1% was secured by a certificate of deposit, and 7.7% was unsecured.

Director Ted Gilbert acts as a real estate broker representing the bank in leasing and purchasing of branch locations and, upon consummation of real estate transactions, is paid a commission by the lessor or seller. Mr. Gilbert receives no commissions from the company or the bank.

From time to time, the bank advertises in the Skanner Newspaper, which is published by director Bernie Foster. In the past two years, the bank has paid $1,700 to the Skanner Newspaper for advertising.

Director Jim Bradshaw is a director of D.A. Davidson & Co., the placement agent for this offering. See "TERMS OF THE OFFERING – Plan of Distribution – Placement Agent."

Stock Ownership of Management and Certain Security Holders

The following table sets forth certain information regarding beneficial ownership of the Class A Common Stock, and as of the closing of this offering based on non-binding indications of intent to purchase shares in this offering, Class B Common Stock, Series A Preferred Stock and Series B Preferred Stock as of May 31, 2006 by: (a) each director; (b) the executive officers; (c) all executive officers and directors as a group; and (d) each person who is known by the company to own beneficially more than 5% of the common stock. Each named beneficial owner has sole voting and investment power with respect to the shares listed unless otherwise indicated.

Name	Shares Owned Before the Offering	% of Shares Outstanding**	Expected to be Owned after the Offering	% Shares Outstanding After Offering**
Directors & Executive Officers:				
Class A Common Stock				
Robert L. McKean, President and CEO, Director [1] [2]	92,515	16.57%	109,182	11.20%
Michael C. Henderson, Chairman [1] [3]	24,419	4.60%	24,419	2.59%
James R. Bradshaw, Director [1] [4]	18,336	3.50%	22,503	2.40%
Bernard V. Foster, Director [1] [5]	16,805	3.15%	16,805	1.80%
Ted K. Gilbert, Director [1] [6]	16,500	3.15%	16,500	1.76%
Howard M. Shapiro, Bank Director [1] [7]	16,500	3.15%	24,833	2.64%
Graham C. Bryce, Bank Director [1] [8]	11,138	2.13%	15,305	1.63%
Cheryl L. Cebula, EVP, COO[1] [9]	8,250	1.56%	8,667	*
Greg Froman, SVP, CCO[1] [10]	5,250	1.00%	5,250	*
Jeana M. Woolley, Director [1] [11]	4,142	*	4,142	*
Sheila D. Holden, Director [1] [12]	3,069	*	3,069	*
James J. Schlotfeldt, CFO	--	--	417	*
All Executive Officers and Directors as a group (12 persons)	216,924	36.54%	251,092	24.85%
Other Security Holders:				
Class A Common Stock				
Legacy Emanual Hospital and Health Center[13]	69,574	13.38%	69,574	7.43%
Class B Common Stock				
Community Development Financial Institutions Fund[14]	68,542	78.81%		
Wells Fargo, N.A. [15]	18,424	21.19%		
Series A Preferred				
Northeast Portland Community Development Trust[1]	16,300	100%		
Series B Preferred				
The Oregon Community Foundation[16]	5,018	58.91%		
Meyer Memorial Trust[17]	2,000	23.48%		
The Collins Foundation[18]	1,000	11.74%		
Bank of America, NA, Trustee, Ralph L. Smith Foundation[19]	500	5.87%		

---

* Less than 1% of the company's outstanding Class A Common Stock.

** Percentage of class is based on 519,840 shares of Class A Common Stock outstanding at May 31, 2006. For purposes of calculating the percentages, the individual's stock options exercisable within 60 days are included in the denominator. The post-offering estimate assumes the issuance of 416,666 in this offering.

(1) The business address of each beneficial owner is 2002 NE Martin Luther King Blvd., Portland, OR, 97212.

(2) Includes 8,263 shares held directly; 45,681 shares held in an IRA; 124 shares held by Mr. McKean for the benefit of his three grandchildren who are minors, 81 shares held for the benefit of his two children; and 38,366 shares that could be acquired within 60 days by exercise of stock options.

(3) Includes 4,537 shares held directly; 12,870 shares held by Mr. Henderson's spouse; and 7,012 shares that could be acquired within 60 days by exercise of stock options.

(4) Includes 15,448 shares held by Mr. Bradshaw or his spouse and 2,888 shares that could be acquired within 60 days by exercise of stock options.

(5) Includes 13,917 shares held jointly in trust with Mr. Foster's spouse and 2,888 shares that could be acquired within 60 days by exercise of stock options.

(6) Includes 13,612 shares held jointly by Mr. Gilbert and his spouse and 2,888 shares that could be acquired within 60 days by exercise of stock options.

(7) Includes 6,352 shares held jointly by Mr. Shapiro and his spouse; 3,630 shares held by his son; 3,630 shares held by his daughter; and 2,888 shares that could be acquired within 60 days by exercise of stock options.

(8) Includes 4,125 shares held directly; 4,125 shares held in an IRA for benefit of Mr. Bryce's spouse; and 2,888 shares that could be acquired within 60 days by exercise of stock options.

(9) Includes 8,250 shares that could be acquired within 60 days by exercise of stock options.

(10) Includes 5,250 shares that could be acquired within 60 days by exercise of stock options.

(11) Includes 924 shares held directly; 330 shares held by her son; and 2,888 shares that could be acquired within 60 days by exercise of stock options.

(12) Includes 181 shares held directly and 2,887 shares that could be acquired within 60 days by exercise of stock options.

(13) The business address of Legacy Emanuel Hospital and Health Center is 1919 NW Lovejoy, Portland, OR 97209.

(14) The business address of Community Development Financial Institutions Fund is 601 13th St. NW, Suite 200S, Washington, DC 20005.

(15) The business address of Wells Fargo, N.A. is 401 B Street, Suite 304-A, San Diego, CA 92101.

(16) The business address of The Oregon Community Foundation is 1221 SW Yamhill St., Portland, OR 97205.

(17) The business address of Meyer Memorial Trust is 425 NW 10th Ave., Portland, OR 97209.

(18) The business address of The Collins Foundations is 1618 SW First Ave., Suite 505, Portland, OR 97201.

(19) The business address of Bank of America, NA, Trustee, Ralph L. Smith Foundation is 411 N. Akard St., 5th Floor, Dallas, TX 75201.

Stock Options

As of May 31, 2006 there were options to purchase 89,609 shares of our common stock outstanding, of which options to purchase 88,838 shares of our common stock are held by directors and executive officers, as listed below.

Name of Holder	Grant Date	Number of Shares Covered by Outstanding Options	Exercise Price	Expiration Date
Robert McKean	4/30/99	18,151	$2.75	4/1/09
Robert McKean	6/15/01	9,076	$3.86	6/15/11
Robert McKean	1/1/03	1,649	$5.54	1/1/13
Michael Henderson	1/1/03	1,649	$5.54	1/1/13
Howard Shapiro	1/1/03	1,649	$5.54	1/1/13
Ted Gilbert	1/1/03	1,649	$5.54	1/1/13
Sheila Holden	1/1/03	1,649	$5.54	1/1/13
Bernie Foster	1/1/03	1,649	$5.54	1/1/13
Jeana Woolley	1/1/03	1,649	$5.54	1/1/13
Graham Bryce	1/1/03	1,649	$5.54	1/1/13
Jim Bradshaw	1/1/03	1,649	$5.54	1/1/13
Cheryl Cebula	11/10/03	8,250	$6.97	11/10/13
Robert McKean	4/15/04	8,251	$6.82	4/15/14
Robert McKean	4/15/04	1,239	$6.82	4/15/14
Michael Henderson	4/15/04	4,124	$6.82	4/15/14
Michael Henderson	4/15/04	1,239	$6.82	4/15/14
Howard Shapiro	4/15/04	1,239	$6.82	4/15/14
Ted Gilbert	4/15/04	1,239	$6.82	4/15/14
Sheila Holden	4/15/04	1,239	$6.82	4/15/14
Bernie Foster	4/15/04	1,239	$6.82	4/15/14
Jeana Woolley	4/15/04	1,239	$6.82	4/15/14
Graham Bryce	4/15/04	1,239	$6.82	4/15/14
Jim Bradshaw	4/15/04	1,239	$6.82	4/15/14
Greg Froman	4/22/05	7,500	$9.83	4/22/15
James Schlotfeldt	4/27/06	7,500	$14.67	4/27/16

The number of shares covered or called for by the options previously issued and proposed to be issued to the employees, directors, and other affiliates will not exceed 15% of the total number of shares outstanding at the completion of this offering for a one-year period commencing on the effective date of this offering.

Limitation of Director Liability

Albina Community Bancorp's Articles of Incorporation provide, among other things, for the elimination of certain liabilities of directors for monetary damages unless precluded by Oregon law. A director will not be personally liable to the corporation or its shareholders for monetary damages arising out of that director's breach of his or her fiduciary duty of care, except to the extent that Oregon law does not permit exemption from such liabilities. A director remains potentially liable for monetary damages for: (a) any breach of that director's duty of loyalty to the corporation or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) an improper distribution under Oregon law; or (d) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Our Articles of Incorporation also provide that the corporation will indemnify any officer or director if he or she has been successful on the merits, or otherwise, in the defense of any action, suit or proceeding to which that person is a party by reason of the fact that he or she was a director or officer. Additionally, the Articles of Incorporation provide that each officer of director shall be indemnified for expenses, judgments and settlements in the case of actions other than those brought by or in the name of the company, even though the director or officer was not successful in his defense if he or she acted in good faith, did not engage in intentional misconduct and, with respect to a criminal action or proceeding, did not know his or her conduct was unlawful.

SIGNIFICANT SHAREHOLDER

Northeast Portland Community Development Trust

The Northeast Portland Community Development Trust (the "Trust"), a non-profit, limited-life charitable trust, was created on December 1, 1993, for the purpose of receiving the balance of the settlement funds after payment of expenses incurred during the organization of the bank, including expenses incurred in connection with raising the initial capital of the company. The Trust is a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, as a consequence of its ownership of all of the company's Series A Preferred Stock, which carries special voting rights. See "Description of Capital Stock."

The Trust is entitled to elect up to 25% of the directors of the company, and in any event, at least two directors. Currently one of the trustees, Jeana Woolley, serves as a director of the company and the Trust reserves the right to elect a second director. The directors elected by the Trust need not be trustees of the Trust, but are expected to be persons who live or work in the North/Northeast Community, or otherwise represent an interest in such area. However, no specific qualifications are imposed upon the selection of such directors except the age limitation applicable to all directors.

The Declaration of Trust appoints four trustees who are elected at each annual meeting of the Board of Trustees. Trustees are elected by all currently serving trustees.

DESCRIPTION OF CAPITAL STOCK

The following description of the company's capital stock sets forth the material aspects of each class. This description is qualified by reference to the relevant provisions of the company's articles of incorporation and bylaws.

Authorized Stock

The authorized capital stock consists of 5,000,000 shares divided into 4,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. All issued and outstanding shares are, and all shares of Common Stock to be issued in this Offering will be, fully paid and non-assessable. The board of directors is authorized to issue or sell additional capital stock of the company, at its discretion and for fair value, and to issue future cash or stock dividends, without shareholder approval.

Common Stock

The authorized Common Stock consists of 3,000,000 shares, without par value, of Class A Voting Common Stock ("Common Stock") and 1,000,000 shares, without par value, of Class B Non-Voting Common Stock ("Class B Common Stock"). As of the date of this Offering Circular, there were 519,840 shares of Class A Common Stock outstanding, and 86,966 shares of the Class B Common Stock outstanding. Other than as set forth below, shares of the Common Stock and Class B Common Stock each have the same rights to the assets of the company upon liquidation, subject to any liquidation preference of any Preferred Stock which may be outstanding. There are no preemptive rights to acquire additional securities that the company may issue.

Each share of Common Stock is entitled to one vote on all matters presented for shareholder vote, including the election of directors, subject to the special voting rights of the holders of the Series A Preferred Stock. Shareholders do not have the right to accumulate votes in the election of directors.

Shares of Class B Common Stock have no voting rights other than as required by law, but are otherwise in all respects identical to shares of Class A Common Stock. Under Oregon law, shareholders who are not otherwise entitled to vote are nevertheless entitled to vote on any amendment to the articles of incorporation which may adversely affect their rights as shareholders by, for example, authorizing additional shares of the same class, altering the par value, dividend or liquidation preferences, creating a class of shares with dividend or liquidation preferences equal or senior to shares of that class, or reclassifying shares of that class into shares of another class.

The holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Rights to receive dividends on the Common Stock are subject to the prior rights of shares of Preferred Stock then outstanding, if any.

Preferred Stock

The company is currently authorized to issue up to 1,000,000 shares of Preferred Stock, without par value, of which 24,818 are outstanding. The board of directors has the authority to issue Preferred Stock in one or more series, and to designate the preferences, limitations and relative rights of the shares of any such series without any further vote or action of the shareholders. The board also has the authority to determine the liquidation and dividend rights of any Preferred Stock that may be issued, including the priority of such rights over the liquidation and dividend rights of holders of the Common Stock.

Series A 1% Preferred Stock

There are 20,000 shares of Preferred Stock designated as Series A 1% Preferred Stock ("Series A Preferred"), of which 16,300 shares outstanding as of the date of this Offering Circular. The Series A Preferred carries a liquidation preference of $1.00 per share, and liquidation participation rights at ten times the amount distributable on liquidation with respect to the Common Stock up to a maximum liquidity amount of $100.00 per share of Series A Preferred. The Series A Preferred thus participates with the Common Stock and the Series B Preferred Stock in any loss of shareholder equity if the amount to which it would be entitled upon liquidation is less than $100.00. The Series A Preferred is entitled to a non-cumulative annual dividend of $1.00 per share, when and as declared by the Board of Directors, which must be paid in any year a cash dividend on the Common Stock is declared.

The Articles of Incorporation provide that the holder of the Series A Preferred has the right to elect directors representing 25% of the total number of directors to be elected, disregarding any fraction, but in any event, no fewer than two directors. With respect to such board positions, only holders of Series A Preferred shall be entitled to vote for nominees or their replacements. All directors, including those elected by the holders of the Series A Preferred, serve staggered three-year terms of office. Holders of the Series A Preferred have no other voting rights except as otherwise provided by Oregon law. As of the date of this Offering Circular, all outstanding shares of the Series A Preferred were held by the Northeast Portland Community Development Trust.

Series B 1% Non-Voting Preferred Stock

The Articles of Incorporation designate 10,000 shares of the Preferred Stock as Series B 1% Non-Voting Preferred Stock ("Series B Preferred"). The Series B Preferred has no voting rights except as provided by Oregon law, but is in all other respects identical to and on parity with the Series A Preferred. There are 8,518 shares of Series B Preferred outstanding as of the date of this Offering Circular.

Series C 10% Non-Voting Convertible Preferred Stock

The Articles of Incorporation designate 10,000 shares of the Preferred Stock as Series C 10% Non-Voting Convertible Preferred Stock ("Series C Preferred"), none of which shares were outstanding as of the date of this Offering Circular. The Series C Preferred has a liquidation preference of $100.00 which is on parity with the liquidation preferences of the Series A and Series B Preferred, and prior to the liquidation participation of the Series A and Series B Preferred with the Common Stock liquidation rights, but otherwise has no liquidation participation. The Series C Preferred is entitled to a non-cumulative annual dividend of $10.00 per share, when and as declared by the Board of Directors, which must be paid in any year a cash dividend on the Common Stock is declared. The Series C Preferred has no voting rights except as provided by Oregon law. Each share of the Series C Preferred is convertible into ten shares of Common Stock, up to a maximum of 4.99% of the Common Stock then outstanding. To the extent the conversion of shares of Series C Preferred would result in the issuance in aggregate of more than 4.99% of the then outstanding Common Stock, shares of Class B Common Stock will be issued.

SUPERVISION AND REGULATION

The following discussion is only intended to provide brief summaries of significant statutes and regulations that affect the banking industry and therefore is not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

Federal Bank Holding Company Regulation

Albina Community Bancorp is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended (the "BHCA"), and is therefore subject to regulation, supervision and examination by the Federal Reserve. In 2005, the Company became a financial holding company, which status permits it to acquire subsidiaries that are variously engaged in banking, securities underwriting and dealing, and insurance underwriting.

A bank holding company, if it meets specified requirements, may elect to become a financial holding company by filing a declaration with the Federal Reserve, and may thereafter provide its customers with a broader spectrum of products and services than a traditional bank holding company is permitted to do. A financial holding company may, through a subsidiary, engage in any activity that is deemed to be financial in nature and activities that are incidental or complementary to activities that are financial in nature. These activities include traditional banking services and activities previously permitted to bank holding companies under Federal Reserve regulations, but also include underwriting and dealing in securities, providing investment advisory services, underwriting and selling insurance, merchant banking (holding a portfolio of commercial businesses, regardless of the nature of the business, for investment), and arranging or facilitating financial transactions for third parties.

To qualify as a financial holding company, the bank holding company must be deemed to be well-capitalized and well-managed, as those terms are used by the Federal Reserve. In addition, each subsidiary bank of a bank holding company must also be well-capitalized and well-managed and be rated at least "satisfactory" under the Community Reinvestment Act. A bank holding company that does not qualify, or has not chosen, to become a financial holding company must limit its activities to traditional banking activities and those non-banking activities the Federal Reserve has deemed to be permissible because they are closely related to the business of banking.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to Federal Reserve restrictions on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit our ability to obtain funds from the bank for our cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. Albina Community Bank and Albina Community Bancorp cannot engage in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the bank may not generally require, as a condition to extending credit, that a customer obtain other services from it or from the company, or that a customer refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the company will be expected to act as a source of financial and managerial strength to the bank. This means that the company will be required to commit, as necessary, resources to support the bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

Federal and State Bank Regulation

General. As an Oregon state-chartered bank with deposits insured by the FDIC, the bank is subject to the supervision and regulation of the Oregon Department of Consumer and Business Services, through the Division of Finance and Corporate Securities, and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe to be unsafe or unsound banking practices. The bank's deposits are insured by the FDIC to a maximum of $100,000 per depositor, or up to $250,000 for certain retirement plans. The bank pays semiannual deposit insurance premium assessments to the FDIC.

Community Development Financial Institution. The bank is a certified Community Development Financial Institution (CDFI), a designation conferred by the CDFI Fund of the U.S. Department of Treasury. This certification enables us to receive grants through the CDFI Fund to support our community development financing programs. As a CDFI, we must have a primary mission of community development through providing financial services in markets underserved by traditional financial institutions. CDFIs provide financial products and services in economically distressed target markets, such as mortgage financing for low-income and first-time homebuyers and not-for-profit developers, flexible underwriting and risk capital for needed community facilities, and technical assistance, commercial loans and investments to small start-up or expanding businesses in low-income areas. To maintain our certification, we must make at least 60% of our loans within designated census tracts (80% or less of the median income or 20% or greater poverty rate), and have representation on our board or advisory board from the communities within those designated communities.

CRA. The Community Reinvestment Act requires that, when examining financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluates the institution's record in meeting the credit needs of its local community, including low and moderate income neighborhoods. This record is also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit (i) must be made on substantially the same terms and pursuant to the same credit underwriting procedures as those for comparable transactions with persons who are neither insiders nor employees, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Certain lending limits and restrictions on overdrafts also apply to insiders. A violation of these restrictions may result in regulatory sanctions on the bank or its insiders.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") permits nationwide interstate banking and branching under certain circumstances. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out. Oregon has permitted interstate banking for a number of years, and in 1996, "opting in" legislation was enacted, specifically authorizing interstate mergers. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Dividends. The principal source of the company's cash revenues is dividends received from the bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends.

USA Patriot Act of 2003. On October 26, 2003, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("Patriot Act") of 2003. Among other things, the Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (3) requires financial institutions to establish an anti-money-laundering compliance program, and (4) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Patriot Act. While management believes the Patriot Act may, to some degree, affect the bank's recordkeeping and reporting expenses, it does not believe that the Act will have a material adverse effect on the bank's business and operations.

Sarbanes-Oxley Act of 2004. The Sarbanes-Oxley Act of 2004 (the "Act") addresses corporate and accounting fraud by imposing new accounting corporate governance requests on publicly traded companies that are subject to reporting under the Securities Exchange Act of 1934. Neither the company nor the bank is a publicly reporting company; therefore, neither is expressly subject to the requirements of the Act. However, the FDIC has issued guidance recommending, among other things, that FDIC-supervised, non-public banks follow certain provisions of the Act. For banks like Albina Community Bank, with less than $500 million in total assets, the FDIC believes that existing policy guidance related to corporate governance represents sound corporate governance policies. As a result, the FDIC encourages each bank to consider implementing these provisions to the extent feasible, given the bank's size, complexity and risk profile. The bank may incur additional expense as it reviews and implements certain corporate governance policies consistent with the FDIC's recommendations; however, it is not expected that such actions will have a material impact on its business or financial results.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies. See "Management's Discussion and Analysis" for the bank's ratios at March 31, 2006 and December 31, 2005.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common shareholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on the bank cannot be predicted with certainty.

CERTAIN LEGAL MATTERS

Certain matters in connection with the offering will be passed upon for Albina Community Bancorp by the law firm of Foster Pepper Tooze LLP, Portland, Oregon.

CONTENTS

Note: These consolidated financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

ALBINA COMMUNITY BANCORP
AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006 AND 2005 (UNAUDITED), AND DECEMBER 31, 2005, 2004, AND 2003



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Albina Community Bancorp and Subsidiaries

We have audited the accompanying consolidated balance sheets of Albina Community Bancorp and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of Albina Community Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Albina Community Bancorp and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 9, 2006, (Except for Note 16,
as to which the date is June 1, 2006)

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

	March 31,	December 31,	
	2006	2005	2004
	(Unaudited)		
ASSETS			
Cash and due from banks	$ 1,769,798	$ 1,797,426	$ 1,057,662
Interest-bearing deposits with other banks	3,245,321	445,901	313,816
Federal funds sold	6,871,828	2,176,311	100,000
Total cash and cash equivalents	11,886,947	4,419,638	1,471,478
Time deposits with other banks	1,498,000	1,498,000	2,748,000
Investment securities, at fair value	17,896,931	19,487,280	14,792,804
Federal Home Loan Bank stock, at cost	422,800	422,800	328,700
Loans, net of allowance for loan losses and unearned income	84,941,105	87,272,384	79,371,424
Premises and equipment, net of accumulated amortization and depreciation	5,846,498	5,050,535	5,125,276
Accrued interest receivable and other assets	1,339,471	1,250,148	1,489,895
Cash surrender value of bank-owned life insurance	2,801,512	2,772,418	2,656,042
TOTAL ASSETS	$126,633,264	$122,173,203	$107,983,619
LIABILITIES			
Deposits	$108,997,876	$104,495,606	$90,082,327
Federal funds purchased	-	-	1,000,000
Notes payable	3,625,130	3,684,861	3,923,229
Junior subordinated debentures	6,186,000	6,186,000	6,186,000
Accrued interest payable and other liabilities	572,808	693,909	324,694
Total liabilities	119,381,814	115,060,376	101,516,250
COMMITMENTS AND CONTINGENCIES (Note 14)			
STOCKHOLDERS' EQUITY			
Preferred stock, at liquidation value	2,481,800	2,481,800	2,481,800
Common stock	3,618,767	3,544,679	3,481,733
Retained earnings	1,312,717	1,238,851	566,763
Accumulated other comprehensive loss, net of tax	(161,834)	(152,503)	(62,927)
Total stockholders' equity	7,251,450	7,112,827	6,467,369
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$126,633,264	$122,173,203	$107,983,619

See accompanying notes.

ALBINA COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended March 31,		Years Ended December 31,		
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)			
INTEREST INCOME					
Interest and fees on loans	$ 1,674,900	$ 1,418,359	$ 6,539,621	$ 5,761,603	$ 5,421,096
Investment securities	180,533	112,770	443,716	482,942	356,907
Federal funds sold	61,926	3,849	65,262	25,590	37,312
Other interest income	38,918	16,722	74,857	116,213	195,587
Total interest income	1,956,277	1,551,700	7,123,456	6,386,348	6,010,902
INTEREST EXPENSE					
Time deposits	513,109	312,224	1,592,306	1,035,188	1,103,276
Money market accounts	130,411	42,724	292,630	249,667	199,986
Savings accounts	7,571	5,720	27,858	23,111	31,643
Interest-bearing demand deposit accounts	5,930	1,620	10,286	5,356	10,265
Other borrowed funds	149,598	128,060	578,626	405,956	390,598
Total interest expense	806,619	490,348	2,501,706	1,719,278	1,735,768
Net interest income	1,149,658	1,061,352	4,621,750	4,667,070	4,275,134
PROVISION FOR LOAN LOSSES	-	50,931	282,618	450,000	675,000
Net interest income after provision for loan losses	1,149,658	1,010,421	4,339,132	4,217,070	3,600,134
NONINTEREST INCOME					
Grant income	1,070	53,500	497,000	201,500	576,351
Service charges on deposit accounts	150,482	75,167	539,401	308,546	380,706
Loan fees on brokered loans	43,847	52,436	213,444	151,601	107,306
Gain on sale of investment securities	-	-	-	152,970	25,746
Increase in cash surrender value of bank-owned life insurance	30,509	31,509	126,036	121,842	47,613
Other noninterest income	102,801	71,529	490,865	237,118	105,041
Total noninterest income	328,709	284,141	1,866,746	1,173,577	1,242,763
NONINTEREST EXPENSE					
Salaries and employee benefits	754,042	719,344	2,847,488	2,693,242	2,085,891
Occupancy and equipment	162,806	143,753	597,243	522,531	377,650
Professional fees	72,236	78,421	338,373	505,894	280,675
Data processing	88,665	91,549	354,304	261,713	214,151
Advertising	13,172	10,003	77,729	176,019	104,820
Other noninterest expenses	290,772	219,102	1,068,374	1,184,462	902,695
Total noninterest expense	1,381,693	1,262,172	5,283,511	5,343,861	3,965,882
Income before income tax provision (benefit)	96,674	32,390	922,367	46,786	877,015
INCOME TAX PROVISION (BENEFIT)	22,808	7,660	250,279	(26,270)	306,955
NET INCOME	$ 73,866	$ 24,730	$ 672,088	$ 73,056	$ 570,060
BASIC EARNINGS PER SHARE OF COMMON STOCK	$ 0.12	$ 0.04	$ 1.15	$ 0.13	$ 1.06
DILUTED EARNINGS PER SHARE OF COMMON STOCK	$ 0.12	$ 0.04	$ 1.09	$ 0.12	$ 1.02

See accompanying notes.

ALBINA COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Preferred Stock		Common Stock			Accumulated		
	Number of Shares	Amount	Number of Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
BALANCE, December 31, 2002	29,388	$ 2,938,800	326,908	$ 2,822,277	$ 320,149	$ 43,373	$ 6,124,599	
Proceeds from stock issuances	-	-	11,058	100,505	-	-	100,505	
Repurchase of Series C Preferred stock	(4,570)	(457,000)	-	-	-	-	(457,000)	
Tax benefit resulting from exercise of nonstatutory stock options	-	-	-	10,176	-	-	10,176	
Net income	-	-	-	-	570,060	-	570,060	$ 570,060
Change in unrealized gain on investment securities available-for-sale, net of taxes	-	-	-	-	-	116,760	116,760	116,760
Reclassification adjustment for realized gains included in net income, net of taxes	-	-	-	-	-	(16,735)	(16,735)	(16,735)
Comprehensive income								$ 670,085
BALANCE, December 31, 2003	24,818	$ 2,481,800	337,966	$ 2,932,958	$ 890,209	$ 143,398	$ 6,448,365	

ALBINA COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Preferred Stock		Common Stock					
	Number of Shares	Amount	Number of Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
BALANCE, December 31, 2003	24,818	$ 2,481,800	337,966	$ 2,932,958	$ 890,209	$ 143,398	$ 6,448,365	
Proceeds from stock issuances	-	-	14,291	140,027	-	-	140,027	
10% stock dividend and cash paid for fractional shares	-	-	34,370	395,255	(396,502)	-	(1,247)	
Employee stock award	-	-	50	513	-	-	513	
Tax benefit resulting from exercise of nonstatutory stock options	-	-	-	12,980	-	-	12,980	
Net income	-	-	-	-	73,056	-	73,056	$ 73,056
Change in unrealized gain on investment securities available-for-sale, net of taxes	-	-	-	-	-	(106,894)	(106,894)	(106,894)
Reclassification adjustment for realized gains included in net income, net of taxes	-	-	-	-	-	(99,431)	(99,431)	(99,431)
Comprehensive loss								$ (133,269)
BALANCE, December 31, 2004	24,818	$ 2,481,800	386,677	$ 3,481,733	$ 566,763	$ (62,927)	$ 6,467,369	

ALBINA COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Preferred Stock		Common Stock					
	Number of Shares	Amount	Number of Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
BALANCE, December 31, 2004	24,818	$ 2,481,800	386,677	$ 3,481,733	$ 566,763	$ (62,927)	$ 6,467,369	
Proceeds from stock issuances	-	-	7,184	62,946	-	-	62,946	
Net income	-	-	-	-	672,088	-	672,088	$ 672,088
Change in unrealized gain on investment securities available-for-sale, net of taxes	-	-	-	-	-	(89,576)	(89,576)	(89,576)
Comprehensive income								$ 582,512
BALANCE, December 31, 2005	24,818	$ 2,481,800	393,861	$ 3,544,679	$ 1,238,851	$ (152,503)	$ 7,112,827	
Proceeds from stock issuances	-	$ -	10,387	$ 74,088	$ -	$ -	$ 74,088	
Net income	-	-	-	-	73,866	-	73,866	$ 73,866
Change in unrealized gain on investment securities available-for-sale, net of taxes	-	-	-	-	-	(9,331)	(9,331)	(9,331)
Comprehensive income								$ 64,535
BALANCE, March 31, 2006 (Unaudited)	24,818	$ 2,481,800	404,248	$ 3,618,767	$ 1,312,717	$ (161,834)	$ 7,251,450	

See accompanying notes.

ALBINA COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,		Years Ended December 31,		
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)			
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income	$ 73,866	$ 24,730	$ 672,088	$ 73,056	$ 570,060
Adjustments to reconcile net income to net cash from operating activities:					
Net (accretion) amortization of premiums and discounts on investment securities	(8,288)	18,366	9,742	68,015	65,967
Gain on sales of investment securities	-	-	-	(152,970)	(25,746)
Federal Home Loan Bank stock dividend	-	(1,300)	(1,300)	(7,400)	(10,900)
Loss on disposal of fixed assets	-	-	-	6,290	-
Depreciation and amortization	72,967	68,254	281,791	224,280	143,645
Gain on disposal of investment in limited liability company	-	-	(39,700)	-	-
Loss on sale of other real estate owned	-	-	-	21,758	-
Deferred tax benefit	-	-	(1,270)	(26,270)	(124,500)
Gain on investment in bank-owned life insurance, net of salary continuation benefits obligation	(6,563)	(18,436)	(44,865)	(28,199)	(44,076)
Provision for loan losses	-	50,931	282,618	450,000	675,000
Compensation expense for employee stock award	-	-	-	513	-
Increase (decrease) in cash due to changes in certain assets and liabilities:					
Accrued interest receivable and other assets	(83,848)	(116,645)	(55,780)	372,541	(278,591)
Accrued interest payable and other liabilities	(144,083)	(59,458)	297,704	(295,808)	52,031
Net cash from operating activities	(95,949)	(33,558)	1,401,028	705,806	1,022,890
CASH FLOWS FROM INVESTING ACTIVITIES					
Net change in time deposits with other banks	-	1,200,000	1,250,000	(850,000)	976,435
Purchases of investment securities	-	-	(9,496,059)	(7,861,588)	(13,106,660)
Proceeds from maturities, calls, and sales of investment securities	1,584,283	698,050	4,633,467	5,716,690	7,077,449
Purchases of Federal Home Loan Bank stock	-	(92,800)	(92,800)	(109,400)	(8,100)
Net decrease (increase) in loans resulting from originations and collections	2,331,280	(2,998,824)	(8,183,578)	(4,514,716)	(13,463,278)
Purchases of premises and equipment	(868,931)	(10,174)	(207,050)	(1,916,422)	(2,414,899)
Investment in limited liability company	-	-	-	-	(10,000)
Proceeds from disposal of investment in limited liability company	-	-	405,295	-	-
Proceeds from sale of other real estate owned	-	-	-	446,002	-
Investment in bank-owned life insurance	-	-	-	(250,000)	(2,250,000)
Net cash from investing activities	3,046,632	(1,203,748)	(11,690,725)	(9,339,434)	(23,199,053)

	Three Months Ended March 31,		Years Ended December 31,		
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)			
CASH FLOWS FROM FINANCING ACTIVITIES					
Net increase in deposits	$ 4,502,269	$ 5,353,069	$14,413,279	$ 1,115,879	$ 18,613,489
Advances on notes payable and federal funds purchased	-	-	-	5,500,000	1,147,500
Repayment of notes payable and federal funds purchased	(59,731)	(1,059,511)	(1,238,368)	(4,235,037)	(236,777)
Payments to redeem subordinated debentures	-	-	-	-	(250,000)
Proceeds from issuance of junior subordinated debentures	-	-	-	2,062,000	-
Net proceeds from issuance of Trust Preferred Securities	-	-	-	-	4,000,000
Cash paid for fractional shares	-	-	-	(1,247)	-
Repurchase of Series C Preferred stock	-	-	-	-	(457,000)
Proceeds from common stock issuances	74,088	1,870	62,946	140,027	100,505
Net cash from financing activities	4,516,626	4,295,428	13,237,857	4,581,622	22,917,717
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	7,467,309	3,058,122	2,948,160	(4,052,006)	741,554
CASH AND CASH EQUIVALENTS, beginning of period	4,419,638	1,471,478	1,471,478	5,523,484	4,781,930
CASH AND CASH EQUIVALENTS, end of period	$ 11,886,947	$ 4,529,600	$ 4,419,638	$ 1,471,478	$ 5,523,484
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION					
Cash paid during the period for interest	$ 820,403	$ 467,487	$ 2,410,810	$ 1,730,721	$ 1,704,931
Cash paid during the period for taxes	$ 25,000	$ -	$ 345,400	$ 52,000	$ 495,500
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES					
Change in fair value of investment securities available-for-sale, net of taxes	$ (9,331)	$ (73,974)	$ (89,576)	$ (206,325)	$ 100,025
Contract receivable acquired in settlement of loan and recorded as other assets	$ -	$ -	$ -	$ -	$ 125,387
Transfer of loans to other real estate owned	$ -	$ -	$ -	$ 460,242	$ 125,387
Recognition of investment in Albina Statutory Trusts	$ -	$ -	$ -	$ 124,000	$ -

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and nature of operations – Albina Community Bancorp (Albina) was incorporated on August 18, 1993, as an Oregon bank holding company.

Albina has two wholly-owned subsidiaries: Albina Community Bank and Albina Development Company, LLC. Albina Community Bank (the Bank), is a state chartered commercial bank and is a qualified Community Development Financial Institution (CDFI). The Bank is a full-service commercial bank, offering traditional loan and deposit products to businesses in the greater Portland metropolitan area. The Bank focuses on serving minority and women-owned businesses, and nonprofit organizations. The Bank also serves developers of affordable housing and commercial properties, as well as low-to-moderate income individuals.

Albina Development Company, LLC (ADC) is a single-member LLC that was formed August 12, 2005, for the purpose of organizing and managing qualified Community Reinvestment Act Investment Funds. This subsidiary had no activity during 2005.

On March 7, 2003, Albina formed Albina Statutory Trust I (AST–I), and on May 5, 2004, formed Albina Statutory Trust II (AST–II). Both are wholly-owned Connecticut statutory business trusts, formed for the purpose of issuing guaranteed undivided beneficial interests in fixed/floating rate Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities). During March 2003, AST–I issued $4 million in Trust Preferred Securities and during May 2004, AST–II issued $2 million in Trust Preferred Securities. Albina used the proceeds from the Trust Preferred Securities' offerings to redeem Series C Preferred stock, redeem subordinated debentures, retire other debt, and fund continued growth of the Bank. In accordance with FIN 46R, "Consolidation of Variable Interest Entities," both of these trusts are excluded from Albina's consolidated financial statements because Albina is not the primary beneficiary.

Substantially all activity of Albina is conducted through the Bank, which along with Albina, is subject to the regulations of certain federal and state agencies, undergoing periodic examinations by those regulatory authorities. All intercompany accounts and transactions between Albina and its subsidiaries have been eliminated in preparation of the consolidated financial statements.

Financial statement presentation and use of estimates – The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reporting practices applicable to the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets and revenues and expenses

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

for the reporting periods. Actual results could differ significantly from those estimates. The most significant accounting estimate made by management involves the calculation of the allowance for loan losses. Management believes the assumptions used in arriving at this estimate are appropriate.

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The financial information included with the interim consolidated financial statements has been prepared by management without audit by independent public accountants. The Company's annual report contains audited consolidated financial statements. In the opinion of management, all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein have been made. The results of operations for the three months ended March 31, 2006, are not necessarily indicative of results to be anticipated for the year ending December 31, 2006.

Cash and cash equivalents – Cash and cash equivalents are generally all short-term investments with a maturity of three months or less. Cash and cash equivalents normally include cash on hand, amounts due from banks, interest-bearing demand deposits with other institutions, and federal funds sold. Federal funds sold represent investments purchased and sold for one-business-day period. At December 31, 2005, the Bank had cash deposits at other financial institutions in excess of FDIC insured limits. However, the Bank places these deposits with large, well-capitalized financial institutions, thus management believes the risk of loss to be minimal.

Investment securities – The Bank is required to specifically classify its investment securities as "available-for-sale," "held-to-maturity," or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 2005 and 2004, are "available-for-sale."

Securities are classified as available-for-sale if the instrument may be sold in response to such factors as: (1) changes in market interest rates and related changes in prepayment risk, (2) liquidity needs, (3) changes in the availability of and the yield on alternative instruments, and (4) changes in funding sources and terms. Gains or losses on the sale of available-for-sale securities are determined using the specific-identification method. Unrealized holding gains and losses, net of tax, on available-for-sale securities are carried as accumulated other comprehensive income or loss within stockholders' equity until realized. Fair values for these investment securities are based on quoted market prices.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Declines in the fair value of individual available-for-sale securities below their cost that are other-than-temporary, result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the effective interest method over the period to maturity.

Federal Home Loan Bank stock – The Bank's investment in Federal Home Loan Bank (FHLB) stock is a restricted investment carried at par value, which approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The Bank may request redemption at par value of any shares in excess of the amount it is required to hold. Stock redemptions are made at the discretion of the FHLB.

Loans, net of allowance for loan losses and unearned income – Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated using the simple-interest method on daily balances of the principal amount outstanding. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan.

The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Various regulatory agencies, as a regular part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of examinations.

Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price, or the fair value of the collateral if the loan is collateral dependent. Accrual of interest is discontinued on impaired loans when management believes, after considering economic and business conditions, collection efforts and collateral position, that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Premises and equipment – Premises and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the expected useful lives of the assets, ranging from 5 to 30 years. Amortization of leasehold improvements is recorded based on the term of the lease or expected life of related assets, whichever period is less. The costs of maintenance and repairs are expensed as they are incurred, while major expenditures for renewals and betterments are capitalized.

Other real estate owned – Other real estate owned, which represents property acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When property is acquired, any excess of the loan balance over its estimated net realizable value is charged to the reserve for loan losses. Subsequent write-downs to net realizable value, if any, or any disposition gains or losses are included in noninterest income or expense.

Investment in limited liability corporation – In April 2002, the Bank invested $365,000 in a limited liability corporation (LLC) formed for the purpose of owning a commercial building in North Portland. The Bank's investment in the LLC at December 31, 2004, is recorded in the consolidated balance sheets within other assets. During 2005, the Bank divested itself of this investment, recognizing approximately a $39,700 gain upon disposal.

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between book and tax bases of various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the income tax provision. Valuation allowances are established to reduce deferred tax assets if it is determined to be more likely than not that all or a portion of the potential deferred tax assets will not be realized.

Advertising costs – Advertising costs are expensed as they are incurred. Advertising costs were $77,729, $176,019, and $104,820 for the years ended December 31, 2005, 2004, and 2003, respectively.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Earnings per share of common stock – Basic earnings per share of common stock is computed by dividing net income available to stockholders, less preferred stock dividends and undistributed earnings attributable to preferred stockholders, by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock dividends and splits. Diluted earnings per share of common stock is computed similar to basic earnings per share of common stock except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of Class A common stock options, and previous detachable warrants related to the subordinated debentures computed using the treasury stock method (2003 only).

Stock-based compensation – Albina applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plan using the intrinsic value-based method. Accordingly, compensation costs are recognized as the difference between the exercise price of each option and the market price of Albina's stock at the date of each grant. Therefore, no compensation costs were recognized in 2005, 2004, and 2003. Had compensation cost for Albina's stock option plan been determined consistent with the fair value-based method defined in Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," net income for the years ended December 31, 2005, 2004, and 2003, would have been affected as shown below:

	For the Three Months Ended March 31,		For the Years Ended December 31,		
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)			
Net income, as reported	$ 73,866	$ 24,730	$672,088	$73,056	$570,060
Total stock-based employee compensation expense determined under fair value-based methods for for all awards, net of related tax effects	-	(10,123)	(40,490)	(45,185)	(32,654)
Pro forma net income	$ 73,866	$ 14,607	$631,598	$27,871	$537,406
Earnings per common share:					
Basic – as reported	$ 0.12	$ 0.04	$ 1.15	$ 0.13	$ 1.06
Basic – pro forma	$ 0.12	$ 0.03	$ 1.07	$ 0.05	$ 0.98
Diluted – as reported	$ 0.12	$ 0.04	$ 1.09	$ 0.12	$ 1.02
Diluted – pro forma	$ 0.12	$ 0.02	$ 1.01	$ 0.05	$ 0.95

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for December 31, 2005, 2004, and 2003:

	For the Three Months Ended March 31,				
	2006 (Unaudited)	2005 (Unaudited)	2005	2004	2003
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Expected life (years)	7	7	7	10	10
Expected volatility	23.74%	23.74%	23.74%	20.50%	29.74%
Risk-free rate	4.00%	4.00%	4.00%	4.23%	4.28%

The weighted average fair values of options granted in 2005, 2004, and 2003 were $3.91, $4.32, and $4.45, respectively. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

Grant income – During 2005, 2004, and 2003 the Bank applied for and received federal and/or state grants under various economic and community development programs. The awards are generally comprised of two elements. One element is considered to be a reimbursement for the funding of qualified loans. The other element is considered to be a yield adjustment to the aggregate of time deposits purchased by the Bank from other qualified Community Development Financial Institutions, and is being recognized using the effective interest method over the three-year term of the time deposits, which ended in 2005. The components of the Bank's grant income were as follows for the years ended December 31:

	2005	2004	2003
Qualified loan reimbursement	$ 497,000	$ 201,500	$ 576,351
Yield adjustment to time deposits	4,569	59,411	109,828
	$ 501,569	$ 260,911	$ 686,179

Off-balance sheet financial instruments – Albina and its subsidiaries hold no derivative financial instruments. However, in the ordinary course of business, the Bank enters into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. These financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Fair value of financial instruments – The following methods and assumptions were used by Albina in estimating fair values of financial instruments as disclosed herein:

Cash, cash equivalents, and time deposits with other banks – For these financial instruments, the carrying value as presented is a reasonable estimate of fair value.

Investment securities and restricted equity securities – Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

Loans, net – For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using a discounted cash flow analysis or underlying collateral values, where applicable.

Deposits and time certificates – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings – The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on the Bank's current incremental borrowing rate for similar types of borrowing arrangements.

Long-term debt – The fair value of the Bank's long-term debt, including the junior subordinated debentures, is estimated using a discounted cash flow analysis based on the Bank's current incremental borrowing rate for similar types of borrowing arrangements.

Off-balance sheet instruments – The Bank's off-balance sheet instruments include unfunded commitments to extend credit and standby letters of credit. The fair value of these instruments is not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Stock dividends – In May 2006, Albina's Board of Directors declared a 50% common stock dividend. In May 2004, Albina's Board of Directors also declared a 10% common stock dividend. All common stock per share financial information for periods prior to these dates have been restated.

Recently issued accounting standards – *Statement of Financial Accounting Standards No. 123R (revised 2004)* – In December 2004, the FASB revised SFAS No. 123, "Accounting for Stock-Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. The Statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.

This Statement will be effective for Albina as of January 1, 2006. Management estimates that the effect of adopting this Statement, based on the composition of stock-based compensation instruments in existence at December 31, 2005, will result in the recognition of additional compensation expense during 2006 of approximately $8,400, net of applicable income tax effects.

Reclassifications – Certain reclassifications have been made to the 2004 and 2003 consolidated financial statements to conform with current year presentations, with no effect on previously stated net income or retained earnings.

NOTE 2 – INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2005:				
U.S. government agency securities	$ 15,200,937	$ -	$ (138,868)	$ 15,062,069
Corporate debt securities	556,058	1,614	-	557,672
Mortgage-backed securities	3,964,906	447	(97,814)	3,867,539
	$ 19,721,901	$ 2,061	$ (236,682)	$ 19,487,280
December 31, 2004:				
U.S. government agency securities	$ 9,004,274	$ -	$ (80,214)	$ 8,924,060
Corporate debt securities	1,847,808	18,745	(1,788)	1,864,765
Mortgage-backed securities	4,037,532	4,630	(38,183)	4,003,979
	$ 14,889,614	$ 23,375	$ (120,185)	$ 14,792,804

NOTE 2 – INVESTMENT SECURITIES – (continued)

The following table presents the gross unrealized losses and fair value of the Bank's investment securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005:

	Less Than 12 Months		12 Months or More		Totals	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agency securities	$7,187,379	$ (15,857)	$7,874,690	$(123,011)	$15,062,069	$(138,868)
Mortgage-backed securities	1,771,233	(24,126)	2,028,080	(73,688)	3,799,313	(97,814)
Total temporarily impaired securities	$8,958,612	$ (39,983)	$9,902,770	$(196,699)	$18,861,382	$(236,682)

The Bank holds nine U.S. government agency securities, and six mortgage-backed securities that are considered to be temporarily impaired investments. Temporary impairment for these investments is due to interest rate risk associated with fixed-rate obligations and prepayment risk resulting from premature calls of similar classes of securities. Management believes that, while actual fluctuations in unrealized losses will occur over the life of each investment security, the temporary impairment on each investment security in an unrealized loss position at December 31, 2005, will be incrementally relieved as the individual investment security approaches its contractual maturity date.

In determining that no material amounts of other-than-temporary impairment exists, management has considered the likelihood that securities will be called prior to maturity and the ability of the issuer to satisfy its repayment obligation upon maturity. Based on these factors, management believes that no material amounts of other-than-temporary impairment exist at December 31, 2005.

NOTE 2 – INVESTMENT SECURITIES – (continued)

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2005, by contractual maturities are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due within one year	$ 4,555,003	$ 4,510,420
Due after one year through five years	12,543,136	12,399,782
Due after five years through ten years	760,624	740,977
Due after ten years	1,863,138	1,836,101
	$ 19,721,901	$ 19,487,280

For the purpose of the maturity table, mortgage-backed securities and collateralized mortgage obligations, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted average contractual maturities of underlying collateral. Mortgage-backed securities may mature earlier than their weighted average contractual maturities because of principal repayments.

As of December 31, 2005 and 2004, investment securities with an amortized cost of $18,825,208 and $13,891,789, respectively, have been pledged to secure notes payable at the Federal Home Loan Bank and public or other deposits, as required by law.

NOTE 3 – LOANS

The composition of loan balances is summarized as follows at December 31:

	2005	2004
Real estate secured:		
Residential mortgage	$ 11,082,114	$ 12,317,490
Commercial real estate	56,443,749	50,478,214
Real estate construction	8,816,399	4,749,262
Other loans:		
Commercial	8,796,371	9,616,576
Consumer	3,703,892	3,613,388
Total loans	88,842,525	80,774,930
Allowance for loan losses	(1,258,387)	(1,157,136)
Unearned income, net of amortization	(311,754)	(246,370)
Loans, net of allowance for loan losses and unearned income	$ 87,272,384	$ 79,371,424

At December 31, 2005 and 2004, loans of $1,417,842 and $2,425,666, respectively, were pledged to support Federal Home Loan Bank borrowings.

NOTE 4 – ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2005	2004	2003
BALANCE, beginning of year	$ 1,157,136	$ 1,287,934	$ 964,437
Charge-offs	(217,040)	(650,651)	(363,796)
Recoveries	35,673	69,853	12,293
Provision for loan losses	282,618	450,000	675,000
BALANCE, end of year	$ 1,258,387	$ 1,157,136	$1,287,934

NOTE 4 – ALLOWANCE FOR LOAN LOSSES – (continued)

Nonaccrual loans totaled $512,781 and $2,123,136 at December 31, 2005 and 2004, respectively. Interest income that would have been recognized on nonaccrual loans had they remained current was $13,502, $25,853, and $120,997 for 2005, 2004, and 2003, respectively. At December 31, 2005 and 2004, the Bank had $358,438 and $248,164, respectively, of loans considered by management to be impaired. The average recorded investment in impaired loans during 2005 and 2004 was $517,679 and $1,071,651, respectively. Impaired loans on nonaccrual status totaled $337,533 and $206,284 at December 31, 2005 and 2004, respectively.

The specific allowance for loan losses established for impaired loans was $55,539 and $17,091 at December 31, 2005 and 2004, respectively.

NOTE 5 – PREMISES AND EQUIPMENT

The major classifications of premises and equipment are summarized as follows at December 31:

	2005	2004
Buildings	$ 1,372,801	$ 1,372,801
Leasehold improvements	1,488,213	1,460,129
Furniture and equipment	926,297	902,858
Software	248,821	158,599
	4,036,132	3,894,387
Less accumulated depreciation and amortization	(1,103,405)	(826,498)
	2,932,727	3,067,889
Land	1,906,630	1,906,630
Construction in progress	211,178	150,757
Premises and equipment, net of accumulated depreciation and amortization	$ 5,050,535	$ 5,125,276

NOTE 6 – DEPOSITS

Deposit account balances are summarized as follows at December 31:

	2005	2004
Noninterest-bearing demand deposits	$ 14,907,134	$ 12,058,716
Interest-bearing demand deposits	5,010,625	4,431,326
Savings accounts	6,140,495	6,623,837
Money market accounts	17,942,020	18,402,867
Time certificates of deposit	60,495,332	48,565,581
Total deposits	$ 104,495,606	$ 90,082,327

Time certificates of deposit of $100,000 or more aggregated to $13,785,193 and $15,808,164 at December 31, 2005 and 2004, respectively. Interest expense on these certificates of deposit of $100,000 or more amounted to $247,842, $304,635, and $327,574 for the years ended December 31, 2005, 2004, and 2003, respectively.

At December 31, 2005, the scheduled maturities for all time certificates of deposit are as follows:

Years ending December 31,	2006	$ 51,366,962
	2007	4,608,536
	2008	2,876,197
	2009	1,191,081
	2010	452,556
		$ 60,495,332

NOTE 7 – LINES OF CREDIT AND BORROWED FUNDS

Federal Home Loan Bank advances – The Bank has notes payable to the FHLB of Seattle in the aggregate amount of $3,684,861 and $3,923,229 at December 31, 2005 and 2004, respectively. The notes carry interest rates ranging from 4.76% to 6.82%, with a weighted average interest rate of 5.75% at December 31, 2005. Principal and interest payments are made monthly and the notes mature beginning in 2006 through 2024.

NOTE 7 – LINES OF CREDIT AND BORROWED FUNDS – (continued)

The Bank is required to maintain a minimum stock investment in the FHLB as a member. The minimum requirement was $422,800 at December 31, 2005 and $283,600 at December 31, 2004. The Bank also has a line of credit with the FHLB available to purchase federal funds equal to 15% of total assets or approximately $18.3 million at December 31, 2005. There was no balance outstanding at December 31, 2005, and $1.0 million of federal funds purchased on this line of credit at December 31, 2004. The line carried a fully floating interest rate of 2.35% at December 31, 2004.

Correspondent bank lines of credit – At December 31, 2005, the Bank had available a $2,500,000 short-term federal funds line of credit and $3,500,000 in lines of credit with correspondent banks, available to support the issuance of letters of credit. These lines are unsecured. No borrowings or letters of credit were outstanding under these correspondent bank lines at December 31, 2005 or 2004.

Subordinated debentures – During 2000, Albina's Board of Directors approved a private offering for a $1,100,000 principal amount of 10% subordinated debentures, due November 1, 2005. The debentures were offered to provide a source of working capital for Albina and to increase regulatory capital for the Bank.

As an inducement to the holders of the debentures, each purchaser of a minimum of $100,000 principal amount of debentures received, for each $10,000 principal amount of debentures purchased, one detachable warrant to purchase 110 shares of Albina's Class A common stock at a purchase price of $9.09 per share (prior to the May 2004 stock dividend). The warrants were exercisable at any time on or before the date Albina redeemed the debentures, which could have occurred with 30-days written notice. Management determined the fair value allocable to the warrants was not significant and, therefore, all proceeds were allocated to the debentures.

In April 2002, the holders of the debentures were notified of the Bank's intention to redeem the debentures effective June 1, 2002. The Bank provided each holder with the option to (a) receive the full redemption amount; (b) deposit the proceeds upon redemption in a three-year certificate of deposit with the Bank; (c) retain the existing warrants issued by agreeing to reduce the rate on the debentures from 10% to 6.5%; or (d) retain the existing warrants issued by agreeing to use the proceeds upon redemption to purchase Class A common stock in Albina at a conversion rate of $7.82 per share (equal to the March 31, 2002, book value). On June 1, 2002, $800,000 of the subordinated debentures were redeemed in full by the holders of the debentures, $50,000 were converted to Class A common stock, and $250,000 were retained by the holders at a reduced rate of 6.5%.

In March 2003, the remaining holders of the debentures were notified of the Bank's intention to redeem the debentures. The remaining debentures were redeemed May 1, 2003, and all outstanding warrants expired unexercised.

NOTE 7 – LINES OF CREDIT AND BORROWED FUNDS – (continued)

At December 31, 2005, future principal payments due on all federal funds purchased and notes payable are as follows:

Years ending December 31,	2006	$ 226,156
	2007	90,186
	2008	90,186
	2009	71,018
	2010	2,562,761
	Thereafter	644,554
		$ 3,684,861

NOTE 8 – TRUST PREFERRED SECURITIES

Albina has issued $6,186,000 of junior subordinated debentures payable to Albina Statutory Trust-I and Albina Statutory Trust-II, wholly-owned statutory business trusts that concurrently issued $6,000,000 in guaranteed undivided beneficial interests in Albina's fixed/floating rate junior subordinated debentures. These debentures, which represent the sole asset of the trusts, possess the same terms as the Trust Preferred Securities issued by the trusts. These debentures are mandatorily redeemable upon maturity of the debentures or upon earlier redemption as provided in the indenture agreements. Albina has the right to redeem the debentures in whole or in part through a call option at a price equal to the unpaid principal and accrued but unpaid interest as of the redemption date.

Following are the significant terms of the separate issuances of junior subordinated debentures:

Trust Name	Issue Date	Issued Amount	Rate		Maturity Date	Redemption Date
Albina Statutory Trust - I	March 2003	$ 4,124,000	6.40%	(1)	March 2033	March 2008
Albina Statutory Trust - II	May 2004	2,062,000	5.23%	(2)	May 2034	March 2010
		$ 6,186,000				

(1) Fixed interest at this rate through March 2008, after which time the rate adjusts every three months to the applicable three-month London Interbank Offering Rate plus 3.15%

(2) Variable at 5.23% on December 31, 2005, adjusting every three months to the applicable three-month London Interbank Offering Rate plus 2.75%

NOTE 8 – TRUST PREFERRED SECURITIES – (continued)

The accrued interest on both issuances of junior subordinated debentures is paid to the trusts by Albina, and the trusts in turn distribute the interest income as dividends on the Trust Preferred Securities. Interest payments are deferrable at the discretion of Albina for the first five years. As of December 31, 2005 and 2004, all contractual interest payments to the trusts and all contractual dividend payments by the trusts were current.

The debentures issued by the trusts, less the capital securities of the trusts, qualify as Tier 1 capital under guidance set forth by the Board of Governors of the Federal Reserve System.

For the years ended December 31, 2005 and 2004, interest expense on the debentures and the corresponding dividends paid on the Trust Preferred Securities totaled $357,772 and $322,968, respectively.

NOTE 9 – COMMON STOCK ISSUANCES

In 2005, Albina issued 767 shares of Class A common stock at an average price of $11.16 pursuant to its Employee Stock Purchase Plan, receiving proceeds of $8,563. Also in 2005, 6,417 stock options were exercised for Class A common stock, with Albina receiving proceeds of $54,383.

In 2004, Albina issued 6,900 shares of Class A common stock and raised $89,700, pursuant to the 2002 Stock Offering. It issued 524 shares of Class A common stock (318 shares prior to the May 2004 stock dividend and 206 shares subsequent to the dividend), receiving proceeds of $4,791, pursuant to its Employee Stock Purchase Plan. Also in 2004, 6,867 stock options (6,500 prior to the stock dividend and 367 subsequent to the stock dividend) were exercised for Class A common stock, with Albina receiving proceeds of $45,536.

NOTE 10 – STOCKHOLDERS' EQUITY

Albina's capital stock is comprised of the following preferred and common shares at December 31:

	2005	2004
Preferred stock, no par value, 1,000,000 shares authorized, 24,818 shares issued and outstanding at December 31, 2005 and 2004, respectively:		
Series A 1%, minimum $1 per share liquidation preference, noncumulative, 20,000 shares designated, 16,300 shares issued and outstanding at December 31, 2005 and 2004	$ 1,630,000	$ 1,630,000
Series B 1%, minimum $1 per share liquidation preference, noncumulative, 10,000 shares designated, 8,518 shares issued and outstanding at December 31, 2005 and 2004	851,800	851,800
Preferred stock, at liquidation value	$ 2,481,800	$ 2,481,800

NOTE 10 – STOCKHOLDERS' EQUITY – (continued)

	2005	2004
Common stock:		
Class A, without par value, 3,000,000 shares authorized, 335,883 and 328,699 shares issued and outstanding at December 31, 2005 and 2004, respectively	$ 3,006,424	$ 2,943,478
Class B, without par value, 1,000,000 shares authorized, 57,978 shares issued and outstanding at December 31, 2005 and 2004	538,255	538,255
Total common stock	$ 3,544,679	$ 3,481,733

Preferred stock – Albina is authorized to issue up to 1,000,000 shares of preferred stock. The Board of Directors of Albina has the authority to issue preferred stock in one or more series, and to designate the preferences, limitations, and relative rights of the shares of any such series. The Board of Directors also has the authority to determine the liquidation and dividend rights on any preferred stock that may be issued, including the priority of such rights over the liquidation and dividend rights of holders of common stock.

There are 20,000 shares of preferred stock designated as Series A 1% preferred stock (Series A Preferred) with a minimum liquidation preference of $1 per share, and liquidation participation rights at ten times the amount distributable on liquidation with respect to the common stock up to a maximum of $100 per share. Holders of Series A Preferred fully participate with the Series B Preferred and the holders of common stock in any gain or loss in stockholders' equity if the amount to which the Series A Preferred would be entitled upon liquidation is less than $100 per share. This stock is entitled to a noncumulative annual dividend equal to 1% ($1 per share) of its stated per share value, when and as declared by the Board of Directors, which must be paid in any year in which a cash dividend on the common stock is declared. Series A Preferred has the right to elect directors representing 25% of the total number of directors to be elected and serve Albina. Holders of the Series A Preferred have no other voting rights except for matters which directly affect the rights of that class of stock.

There are 10,000 shares of preferred stock designated as Series B 1% nonvoting preferred stock (Series B Preferred). These shares are identical to the Series A Preferred except that the Series B Preferred has no voting rights with respect to the election of the Board of Directors, and has no other voting rights except as required by law.

NOTE 10 – STOCKHOLDERS' EQUITY – (continued)

Common stock – Authorized common stock consists of 3,000,000 shares without par value of Class A voting common stock and 1,000,000 shares without par value of Class B nonvoting common stock. Holders of Class A and Class B common stock each have the same rights to the assets of Albina upon liquidation, subject to any liquidation preference of preferred stockholders, which may be outstanding. There are no preemptive rights to acquire additional securities that Albina may issue. The holders of common stock are entitled to receive dividends, if any, as may be declared by the Board of Directors. Rights to receive dividends on the common stock are subject to the prior rights of shares of preferred stock then outstanding.

Each share of the Class A common stock is entitled to one vote on all matters presented for stockholder vote, including the election of Directors, subject to special voting rights of the holders of the Series A Preferred. Stockholders do not have the right to accumulate votes in the election of the Directors.

Stockholders of Class B common stock have no voting rights other than as required by law, but otherwise have equal rights in all respects to stockholders of Class A common stock.

NOTE 11 – INCOME TAXES

Components of the income tax provision (benefit) are as follows for the years ended December 31:

	2005	2004	2003
Current tax:			
Federal	$ 228,500	$ -	$ 368,455
State	23,049	-	63,000
	251,549	-	431,455
Deferred tax:			
Federal	(1,052)	(21,540)	(103,100)
State	(218)	(4,730)	(21,400)
	(1,270)	(26,270)	(124,500)
Income tax provision	$ 250,279	$ (26,270)	$ 306,955

NOTE 11 – INCOME TAXES – (continued)

Deferred income taxes represent the tax effect of differences in timing between financial income and taxable income. The nature and components of deferred tax assets and liabilities are as follows at December 31:

	2005	2004
Deferred tax assets:		
Allowance for loan losses	$ 350,400	$ 261,100
Deferred compensation	75,100	47,600
Amortization of intangible assets	29,600	23,700
Unrealized loss on investment securities	82,100	33,900
Other	-	12,400
Total deferred tax assets	537,200	378,700
Deferred tax liabilities:		
Accrual to cash adjustment	(41,800)	(83,600)
Accumulated depreciation	(243,300)	(126,270)
Prepaid expenses	(29,000)	(25,100)
Federal Home Loan Bank stock dividend	(22,000)	(21,600)
Other	(29,500)	-
Total deferred tax liabilities	(365,600)	(256,570)
Net deferred tax assets	$ 171,600	$ 122,130

Management believes, based upon Albina's historical performance, that the deferred tax assets will be realized in the normal course of operations and, accordingly, management has not reduced the deferred tax assets by a valuation allowance.

NOTE 12 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

NOTE 12 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – (continued)

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing properties.

Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary.

A summary of the notional amounts of the Bank's financial instruments with off-balance sheet risk at December 31, 2005 and 2004, respectively, are as follows:

	2005	2004
Commitments to extend credit	$ 16,673,858	$ 6,624,454
Letters of credit	-	130,000
	$ 16,673,858	$ 6,754,454

NOTE 13 – CONCENTRATIONS OF CREDIT RISK

The majority of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in its market area. The majority of such customers are also depositors of the Bank. Concentrations of credit by type of loan are set forth in Note 3. The Bank's loan policy does not allow the extension of credit to any single borrower or group of related borrowers in excess of $1,000,000 without approval from the Board of Directors' Loan Committee.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments – The Bank leases three of its branch office facilities under operating lease agreements. At December 31, 2005, future minimum rental payments under these agreements are as follows:

Years ending December 31,	2006	$	143,382
	2007		56,466
	2008		15,117
	2009		3,807
		$	218,772

The leases expire during periods ranging from May 2006 through 2009, and each carries options which would allow Albina to lease the properties with extended expirations ranging from 2009 through 2026.

Rental expense for all operating leases was $164,111, $171,521, and $114,451 for the years ended December 31, 2005, 2004, and 2003, respectively.

In January 2006, Albina finalized the purchase of a branch office facility that was previously operated under an operating lease agreement. Lease expense related to this branch for 2005, 2004, and 2003 totaled approximately $21,000, $36,000, and $36,000, respectively.

Purchase commitment – The Bank has signed a contract for the construction of a new branch, estimated to be completed in March 2006, with approximately $424,000 committed but not yet due at December 31, 2005.

Legal contingencies – Albina may become a defendant in certain claims and legal actions arising in the ordinary course of business. There are no matters presently known to Albina that are expected to have a material adverse effect on the consolidated financial condition of Albina.

NOTE 15 – TRANSACTIONS WITH RELATED PARTIES

Certain directors, executive officers, and principal stockholders of the Bank, and the companies with which they are associated, are customers of and have had banking transactions with the Bank in the ordinary course of business, and the Bank expects to have such transactions in the future. All loans and commitments to loan included in such transactions were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and, in the opinion of the management of the Bank, do not involve more than the normal risk of collectibility or present any other unfavorable features.

NOTE 15 – TRANSACTIONS WITH RELATED PARTIES – (continued)

An analysis of activity with respect to loans to directors, executive officers, and principal stockholders of the Bank is as follows for the years ended December 31:

	2005	2004
BALANCE, beginning of year	$ 3,929,290	$ 4,142,463
Additions	3,470,122	24,768
Repayments	(1,135,311)	(237,941)
BALANCE, end of year	$ 6,264,101	$ 3,929,290

At December 31, 2005 and 2004, deposits held for related parties were $1,068,557 and $667,573, respectively.

NOTE 16 – EARNINGS PER SHARE OF COMMON STOCK

The following tables illustrate the computations of basic and diluted earnings per share of common stock for the three months ended March 31, 2006 and 2005 (unaudited) and for the years ended December 31, 2005, 2004, and 2003, restated for the effect of the 50% common stock dividend declared May 5, 2006.

	For the Three Months Ended March 31,	
	2006 (Unaudited)	2005 (Unaudited)
Basic earnings per common share:		
Net income available to common shareholders	$ 73,866	$ 24,730
Weighted average common shares outstanding	606,719	580,016
Basic earnings per share of common stock	$ 0.12	$ 0.04

NOTE 16 – EARNINGS PER SHARE OF COMMON STOCK – (continued)

	For the Three Months Ended March 31, 2006 (Unaudited)	2005 (Unaudited)
Diluted earnings per common share:		
Net income available to common stockholders	$ 73,866	$ 24,730
Weighted average common shares outstanding	606,719	580,016
Net effect of dilutive stock options	27,699	18,384
Weighted average common shares outstanding and common stock equivalents	634,418	598,400
Diluted earnings per share of common stock	$ 0.12	$ 0.04

	For the Years Ended December 31, 2005	2004	2003
Basic earnings per common share:			
Net income available to common stockholders	$ 672,088	$ 73,056	$ 570,060
Weighted average common shares outstanding	586,287	570,168	540,169
Basic earnings per share of common stock	$ 1.15	$ 0.13	$ 1.06

NOTE 16 – EARNINGS PER SHARE OF COMMON STOCK – (continued)

	For the Years Ended December 31,		
	2005	2004	2003
Diluted earnings per common share:			
Income available to common stockholders	$ 672,088	$ 73,056	$ 570,060
Weighted average common shares outstanding	586,287	570,168	540,169
Net effect of dilutive stock options	30,995	24,375	17,419
Weighted average common shares outstanding and common stock equivalents	617,282	594,543	557,588
Diluted earnings per share of common stock	$ 1.09	$ 0.12	$ 1.02

The following summarizes Class A common stock options and detachable warrants of the subordinated debentures that were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive upon conversion or exercise:

	2005	2004	2003
Class A common stock options	-	-	5,500
Detachable warrants	-	-	-
	-	-	5,500

NOTE 17 – STOCK-BASED COMPENSATION

Albina has granted stock options to certain employees under stock option plans approved by the Board of Directors and shareholders. Under the 2001 Stock Incentive Plan ("2001 Plan"), 90,750 shares of Class A common stock were reserved. During 2005, the 2001 Plan was terminated and the 2005 Stock Incentive Plan ("2005 Plan") was approved. Under the 2005 Plan, up to 100,000 shares of common stock are reserved for issuance as stock-based compensation awards. All options generally vest over three years, have exercise prices more than or equal to the fair market value of the stock as of the grant date, and expire ten years from the date of grant. Unexercised options that expire or are forfeited are available for future grant under their respective plan. Stock option activity is summarized as follows:

	Options Available for Grant	Options Outstanding	Weighted Average Price Per Share
BALANCE, December 31, 2002	39,944	50,806	$ 6.13
Options forfeited or expired	975	(975)	$ 8.20
Options exercised	-	(12,100)	$ 8.26
Options granted	(16,500)	16,500	$ 8.90
BALANCE, December 31, 2003	24,419	54,231	$ 6.47
Options granted	(20,075)	20,075	$ 10.23
Options exercised	-	(7,517)	$ 6.06
BALANCE, December 31, 2004	4,344	66,789	$ 7.64
Cancellation of remaining 2001 Plan shares	(4,344)	-	$ 7.64
Options available for grant under the 2005 Plan	100,000	-	$ -
Options forfeited or expired	-	(1,833)	$ 10.23
Options exercised	-	(6,417)	$ 8.47
Options granted	(10,000)	10,000	$ 14.75
BALANCE, December 31, 2005	90,000	68,539	$ 8.53

NOTE 17 – STOCK-BASED COMPENSATION – (continued)

The following table summarizes information concerning outstanding and exercisable options under the stock option plan at December 31, 2005:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
$4.13 – $6.85	25,300	4.30	$ 4.65	25,300	$ 4.65
$8.18 – $8.26	10,414	6.77	$ 8.19	10,414	$ 8.19
$10.23 – $10.45	22,825	8.19	$ 10.28	17,051	$ 10.30
$14.75	10,000	9.31	$ 14.75	4,000	$ 14.75
	68,539			56,765	

NOTE 18 – EMPLOYEE BENEFIT PLANS AND AGREEMENTS

During 2003, Albina implemented an employee stock purchase plan (ESPP) for the benefit of its employees, reserving 16,500 shares of Albina Community Bancorp Class A common stock. The ESPP allows participation of all employees over the age of 18 who have also met minimum service requirements. Participating employees defer compensation in amounts ranging from 1% to 10% of their eligible compensation to purchase stock on a quarterly basis at a price determined by the Board subsequent to each calendar quarter-end. The ESPP price is generally the lesser amount of 85% of the market price of Albina's stock at the beginning or end of the calendar quarter. Under Section 423 of the Internal Revenue Code and intrinsic value-based methods for determining stock-based compensation, the ESPP qualifies as a noncompensatory plan. However, had Albina applied the fair value-based method of determining compensation expense as defined in SFAS No. 123, the plan would be considered compensatory, requiring Albina to recognize a charge to earnings for compensation expense related to shares purchased at a discount.

NOTE 18 – EMPLOYEE BENEFIT PLANS AND AGREEMENTS – (continued)

During the years ended December 31, 2005 and 2004, employees were issued 767 and 524 shares, respectively, of Albina Community Bancorp Class A common stock pursuant to the ESPP. As of December 31, 2005 and 2004, Albina had a liability of $1,314 and $1,978, respectively, representing funds withheld from participants for future purchases under the ESPP.

Albina has also established an employee incentive compensation program which provides eligible participants additional compensation based upon the achievement of certain goals. For the years ending December 31, 2005, 2004, and 2003, additional compensation expense of $195,750, $172,500, and $262,000, respectively, was recognized pursuant to this program.

Albina has adopted a 401(k) savings investment plan which allows employees to defer certain amounts of compensation for income tax purposes under Section 401(k) of the Internal Revenue Code. Essentially, all employees over the age of 18 are eligible to participate in the plan. Employees may elect to defer and contribute up to statutory limits. Their contributions and those of Albina, which are limited to 50% of employee contributions up to 6% of total participant compensation, are invested by plan trustees in employee-designated funds. For the years ending December 31, 2005, 2004, and 2003, Albina contributed $45,000, $34,003, and $20,750, respectively, to the plan.

Albina has entered into employment agreements ranging from two to four years with certain executive officers of the Bank. In addition to providing each covered officer with compensation and other customary benefits, under certain circumstances, if conditions for termination as provided in the employment agreement are met, the officer is entitled to receive between 100% and 200% of his or her salary in a lump sum at termination. At compensation levels as of December 31, 2005, and, if all officers under contract were terminated pursuant to termination provisions, the Bank would be required to make a lump sum payment of approximately $355,925.

During 2005 and 2004, Albina purchased bank-owned life insurance (BOLI) to support life insurance and salary continuation benefits for certain key employees. As of December 31, 2005 and 2004, Albina recognized a salary continuation benefit obligation of $195,538 and $124,027, respectively. Payments under the salary continuation plan are for ten years and commence when the respective key employee reaches the age of 65 and terminates employment. As of December 31, 2005 and 2004, the cash surrender value of BOLI was $2,772,418 and $2,656,042, respectively.

NOTE 19 – REGULATORY MATTERS

Albina and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on a bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Albina and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that Albina and the Bank meet all capital adequacy requirements to which they are subject.

As of the most recent notifications from its regulatory agencies, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, Albina and the Bank must maintain minimum total risk-based capital, Tier 1 risk-based capital, and Tier 1 leverage capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes may have changed the institutions' category.

NOTE 19 – REGULATORY MATTERS – (continued)

Actual capital amounts and ratios for both Albina and the Bank are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:						
(dollars in thousands)						
Total capital to risk-weighted assets:						
Albina Community Bancorp	$14,491	14.8%	$ 7,844	≥8%	$ -	N/A
Albina Community Bank	$11,669	12.0%	$ 7,757	≥8%	$ 9,697	≥10%
Tier 1 capital to risk-weighted assets:						
Albina Community Bancorp	$ 9,687	9.2%	$ 3,922	≥4%	$ -	N/A
Albina Community Bank	$10,456	10.8%	$ 3,879	≥4%	$ 5,818	≥6%
Tier 1 capital to average assets:						
Albina Community Bancorp	$ 9,687	8.4%	$ 4,603	≥4%	$ -	N/A
Albina Community Bank	$10,456	8.8%	$ 4,739	≥4%	$ 5,923	≥5%
As of December 31, 2004:						
(dollars in thousands)						
Total capital to risk-weighted assets:						
Albina Community Bancorp	$13,564	15.4%	$ 7,067	≥8%	$ -	N/A
Albina Community Bank	$10,706	12.5%	$ 6,869	≥8%	$ 8,587	≥10%
Tier 1 capital to risk-weighted assets:						
Albina Community Bancorp	$ 8,636	9.8%	$ 3,534	≥4%	$ -	N/A
Albina Community Bank	$ 9,632	11.2%	$ 3,435	≥4%	$ 5,152	≥6%
Tier 1 capital to average assets:						
Albina Community Bancorp	$ 8,636	7.9%	$ 4,365	≥4%	$ -	N/A
Albina Community Bank	$ 9,632	9.2%	$ 4,183	≥4%	$ 5,229	≥5%

NOTE 20 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table estimates fair values and the related carrying values of Albina's financial instruments at December 31, 2005 and 2004 (in thousands):

	2005		2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 1,797	$ 1,797	$ 1,058	$ 1,058
Interest-bearing deposits with other banks	$ 446	$ 446	$ 314	$ 314
Federal funds sold	$ 2,176	$ 2,176	$ 100	$ 100
Time deposits with other banks	$ 1,498	$ 1,498	$ 2,748	$ 2,748
Investment securities, at fair value	$ 19,487	$ 19,487	$ 14,793	$ 14,793
Federal Home Loan Bank stock, at cost	$ 423	$ 423	$ 329	$ 329
Loans, net of allowance for loan losses and unearned income	$ 87,272	$ 83,821	$ 79,371	$ 78,121
Financial liabilities:				
Demand and savings deposits and money market accounts	$ 44,001	$ 44,001	$ 41,516	$ 41,516
Time certificates of deposit	$ 60,495	$ 59,421	$ 48,566	$ 48,039
Federal funds purchased	$ -	$ -	$ 1,000	$ 1,000
Notes payable	$ 3,685	$ 3,667	$ 3,923	$ 3,912
Junior subordinated debentures	$ 6,186	$ 6,257	$ 6,186	$ 6,186

While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to dispose of such items at December 31, 2005, the estimated fair values would necessarily be achieved at that date, since market values may differ depending on various circumstances. The estimated fair value at December 31, 2005, should not necessarily be relied upon at subsequent dates.

In addition, other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also nonfinancial instruments typically not recognized in the consolidated financial statements, nevertheless, may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill, and similar items.

NOTE 21 – PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Albina Community Bancorp (unconsolidated parent company only) is as follows:

CONDENSED BALANCE SHEETS

	December 31,			
	2005		2004	
	(in thousands)			
ASSETS				
Cash and cash equivalents	$	127	$	205
Premises and equipment, net		2,368		2,398
Other assets		295		263
Investment in subsidiary bank		10,347		9,641
Investment in unconsolidated subsidiary trusts		186		186
TOTAL ASSETS	$	13,323	$	12,693
LIABILITIES				
Junior subordinated debentures held by trusts that issued guaranteed capital debt securities	$	6,186	$	6,186
Other liabilities		24		40
Total liabilities		6,210		6,226
STOCKHOLDERS' EQUITY		7,113		6,467
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	13,323	$	12,693

NOTE 21 – PARENT COMPANY FINANCIAL INFORMATION – (continued)

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,		
	2005	2004	2003
		(in thousands)	
INCOME			
Dividend income	$ 200	$ 150	$ 1,000
Equity in undistributed (excess distribution of) earnings of subsidiaries	796	266	(55)
Other income	90	45	28
Total income	1,086	461	973
EXPENSES			
Interest	392	311	289
Administrative and other	22	77	114
Total expenses	414	388	403
NET INCOME	$ 672	$ 73	$ 570

NOTE 21 – PARENT COMPANY FINANCIAL INFORMATION – (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2005	2004	2003
		(in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 672	$ 73	$ 570
Adjustments to reconcile net income to net cash from operating activities:			
Excess distribution of (equity in undistributed) earnings of subsidiaries	(796)	(266)	55
Depreciation expense	30	30	-
Net change in other assets and liabilities	(47)	(68)	(157)
Net cash from operating activities	(141)	(231)	468
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of premises and equipment	-	(819)	(1,605)
Investment in subsidiaries	-	(62)	(2,924)
Net cash from investing activities	-	(881)	(4,529)

NOTE 21 – PARENT COMPANY FINANCIAL INFORMATION – (continued)

	Years Ended December 31,		
	2005	2004	2003
		(in thousands)	
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	$ -	$ -	$ 1,148
Repayment of long-term debt	-	(1,998)	
Proceeds from issuance of fixed/ Floating rate Junior Subordinated Deferrable Interest Debentures	-	2,062	4,124
Payments to redeem subordinated debentures	-	-	(250)
Proceeds from issuance of common stock	63	140	100
Repurchase of Series C Preferred stock	-	-	(457)
Net cash from financing activities	63	204	4,665
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(78)	(908)	604
CASH AND CASH EQUIVALENTS, beginning of year	205	1,113	509
CASH AND CASH EQUIVALENTS, end of year	$ 127	$ 205	$ 1,113

ORIGINAL

24-10150

As filed with the Securities and Exchange Commission on June 19, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
Under
THE SECURITIES ACT OF 1933

ALBINA COMMUNITY BANCORP
(Exact name of Issuer as specified in its charter)

OREGON	**6712**	**93-1129061**
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

2002 N.E. Martin Luther King, Jr. Blvd., Portland, Oregon 97212 (503) 287-7537
(Address and telephone number of principal executive offices and principal place of business)

PART III - EXHIBITS AND SIGNATURE PAGES
VOLUME 2 OF 2

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART III EXHIBITS

Item 1. **Index to Exhibits**

Shares of Common Stock

D.A. DAVIDSON & CO.

PLACEMENT AGENT AGREEMENT

Dated as of ______, 2006

Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212

Ladies and Gentlemen:

Albina Community Bancorp, a bank holding company incorporated in the State of Oregon (the "Company"), hereby engages D.A. Davidson & Co. as placement agent (the "Placement Agent") on a best efforts basis in connection with the offering by the Company (the "Offering") of up to 416,666 shares of the Company's Class A Common Stock (the "Shares"), at a price per share of $12.00. The parties currently anticipate that the Placement Agent will sell all but 125,000 shares being offered; provided, however, that if the Company is unable to sell the 125,000 shares being offered by it within the first two weeks following commencement of the offering period, it is expected that the Placement Agent will place any unsold amount of those shares.

The Company has filed with the Securities and Exchange Commission (the "Commission") an offering statement on Form 1-A (File No. xx-xxxxxx) (the "Offering Statement"), which includes an Offering Circular (the "Offering Circular") for the offering of the Shares pursuant to an exemption under the Securities Act of 1933, as amended (the "1933 Act"). Copies of the Offering Statement, including all exhibits and schedules thereto, any amendments thereto and all Offering Circulars have or will be delivered to the Placement Agent.

In light of the background set forth above, the representations, warranties and covenants set forth below, and the transactions contemplated hereby, the parties agree as follows:

1. Representations and Warranties of the Company. The Company represents and warrants to the Placement Agent, to the best of its knowledge and belief, that:

(a) The Company is not required to file, reports under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

(b) Except for documents that have been filed with the Securities and Exchange Commission pursuant to Rule 254 under the 1933 Act, the Company has not distributed and will not, without the prior consent of the Placement Agent, distribute any offering material in connection with the Offering other than the Offering Circular.

(c) The Company has been duly organized and is validly existing under the laws of the State of Oregon, is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is qualified to do business as a foreign corporation in each jurisdiction in which the ownership or leasing of properties or the conduct of its business requires such qualification, except where failure to be so qualified would not have a material adverse effect upon the business, condition (financial or otherwise), properties or results of operations of the Company and its subsidiary, Albina Community Bank (the "Bank"), taken as a whole. The Bank has been duly incorporated and is in good standing under the laws of the State of Oregon and is qualified to do business as a foreign corporation in each jurisdiction in which the ownership or leasing of properties or the conduct of its business requires such qualification, except where failure to be so qualified would not have a material adverse effect upon the business, condition (financial or otherwise), properties or results of operations of the Company and the Bank, taken as a whole. Each of the Company and the Bank has all requisite power and authority (corporate and other) to own its respective properties and conduct its respective businesses as currently being carried on and as may be described in the Offering Circular. Except as described in the Offering Circular, the Company owns all of the outstanding capital stock of the Bank, free of any liens, claims, charges or encumbrances. The accounts of the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum applicable amount in accordance with the rules and regulations of the FDIC, and no proceedings for the termination or revocation of such membership or insurance are pending or threatened. Except for the Bank, the Northeast Portland Community Development Trust, Albina Development Company LLC, Albina Equity Fund I, LLC and Albina Community Statutory Trusts I & II, the Company does not own or control, nor is it owned or controlled by, any corporation, association or other entity, whether directly or indirectly.

(d) At the time of closing of the sale and issuance of the Shares, the Shares will have been validly issued and will be fully paid and non-assessable. The Shares will be issued in compliance with, or pursuant to exemptions from, the registration requirements of federal and applicable state securities laws. No preemptive rights of shareholders exist with respect to any of the Shares or the issue and sale thereof. The Offering and the sale of the Shares as contemplated by this Agreement will not give rise to any rights, other than those that have been waived or satisfied, for or relating to the registration, qualification, or listing of any securities issued or issuable by the Company. There are no options, warrants or other rights to purchase, agreements or other obligations to issue, or other rights to convert any obligations into, shares of capital stock or ownership interests in the Company outstanding, except as described in the Offering Circular.

(e) Neither the Commission nor any other regulatory authority has ever issued an order against the Company or any of the Company's officers (as defined in Rule 16a-1(f) under the Exchange Act) or directors relating to such person's participation in any act or omission that was, or was alleged to be, in violation of the registration requirements or antifraud provisions of the 1933 Act or the Exchange Act, nor has any state securities commission or law enforcement agency entered any order or commenced or threatened any litigation (whether criminal, civil or administrative) against any such person relating to the offer and sale of securities, nor, in any such case, is the Company aware that a basis exists for any such action.

(f) Neither the Commission nor any state securities commission has ever issued an order preventing, delaying or suspending the use of any registration statement, prospectus or other selling literature relating to the proposed offering of securities by the Company, nor have any of them ever instituted proceedings for that purpose.

(g) Moss Adams, LLP, who certified the audited financial statements for fiscal years ended December 31, 2005 and 2004 included in the Offering Statement and the Offering Circular, are independent public accountants with respect to the Company.

(h) The consolidated financial statements of the Company, together with the notes thereto included in the Offering Statement and Offering Circular comply in all material respects with the requirements of the 1933 Act and the rules and regulations promulgated thereunder and fairly present the financial position of the Company as of the dates indicated and the results of operations and changes in financial position for the periods therein specified; and said consolidated financial statements have been prepared in conformity with generally accepted accounting principles consistently applied throughout the periods involved. The financial information included in the Offering Circular under the caption "Business – Albina Community Bancorp – Albina Community Bancorp Selected Financial Information" presents fairly on the basis stated in the Offering Circular the information purported to be shown therein at the dates and for the periods indicated.

(i) The conditions for use of Form 1-A, as set forth in the General Instructions thereto, have been satisfied.

(j) Since the respective dates as of which information is given in the Offering Statement and the Offering Circular, and except as otherwise disclosed therein, (i) there has been no material adverse change in the condition (financial or otherwise), financial results or business affairs of the Company and the Bank, taken as a whole, whether or not arising in the ordinary course of business, (ii) there have been no transactions entered into by the Company or the Bank which would materially affect the Company or the Bank, other than in the ordinary course of business, (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock or on any class of capital stock of a subsidiary, (iv) neither the Company nor the Bank has incurred, other than in the ordinary course of business, any material liabilities or obligations, direct or contingent, and (v) there has not been (A) any change in the capital stock of the Company or the Bank (except for options granted (or the exercise thereof) pursuant to or shares of Common Stock issued pursuant to the employee benefit plans of, or as compensation to the directors of, the Company), or any issuance of warrants, convertible securities or other rights to purchase capital stock of the Company or any subsidiary (except as noted above), or (B) any material increase in the short-term or long-term debt (including capitalized lease obligations) of the Company or the Bank, except indebtedness and deposit liabilities incurred by the Bank in the ordinary course of their banking business. Neither the Company nor the Bank has any contingent liabilities which are not disclosed in the Offering Circular or in the Offering Statement that are material to the Company and the Bank, taken as a whole.

(k) As of the time the Offering Statement is or was qualified by order of the Commission, and until the completion of the Offering, (A) the Offering Statement and Offering Circular conformed or will conform in all material respects to the applicable requirements of the 1933 Act and the rules and regulations promulgated thereunder, (B) the Offering Statement did not or will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (C) the Offering Circular did not or will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are or were made, not misleading; except that the foregoing shall not apply to statements in or omissions from any such document in reliance upon, and in conformity with, written information furnished to the Company by the Placement Agent specifically for use in the preparation thereof. If the Offering Statement has been qualified by order of the Commission, no stop order suspending the qualification of the Offering Statement has been issued, and no proceeding for that purpose has been initiated or, to the Company's knowledge, threatened by the Commission.

(l) There are no contracts or documents of the Company or the Bank that are required to be filed as exhibits to the Offering Statement by the 1933 Act or by the rules and regulations promulgated thereunder, which contracts or documents have not been so filed as required.

(m) There is no action, suit, claim or proceeding pending or, to the knowledge of the Company, threatened against the Company or the Bank before any court or administrative agency or otherwise that, if determined adversely to the Company or the Bank, might (a) result in any change in the earnings, business, management, properties, assets, rights, operations, condition (financial or other) or prospects of the Company that is materially adverse to the Company or the Bank, taken as a whole, or (b) prevent the consummation of the Offering. To the Company's knowledge, there are no material legal or governmental actions, suits or proceedings pending or threatened against any executive officer or director of the Company or the Bank, that could have a material adverse effect on the condition (financial or otherwise), properties, business, results of operations or prospects of the Company and the Bank, taken as a whole.

(n) Neither the Company nor the Bank is, or, with the giving of notice or lapse of time or both, will be, in violation of or in default under its Articles of Incorporation or Bylaws or under any agreement, lease, contract, indenture or other instrument or obligation to which it is a party or by which it, or any of its properties, is bound and which default is of material significance in respect of the business or financial condition of the Company and the Bank, taken as a whole. The execution and delivery of this Agreement and the consummation of the transactions herein contemplated and the fulfillment of the terms hereof will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company is a party, or of the Articles of Incorporation or Bylaws of the Company, or any order, rule or regulation applicable to the Company of any court or of any regulatory body or administrative agency or other governmental body having jurisdiction.

(o) The Company has full legal right, power and authority to enter into this Agreement and to take the actions and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles. Each approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Company of this Agreement and the consummation of the Offering (except such additional steps as may be required by the Commission, or the NASD, or such additional steps as may be necessary to qualify the Shares for public offering under state securities or Blue Sky laws), has been obtained or made and is in full force and effect.

(p) The authorized capital stock of the Company as of March 31, 2006 is as set forth under the caption "Description of Capital Stock" in the Offering Circular and there have not been any subsequent issuances of capital stock of the Company, except for subsequent issuances, if any, pursuant to any employee, officer or director benefit or compensation plans. All of the outstanding shares of capital stock of the Company have been duly authorized, validly issued and are fully paid and nonassessable. Neither the filing of the Offering Statement nor the offering or sale of the Shares, as contemplated by the Offering Circular, gives rise to any rights, other than those which have been waived or satisfied, for or relating to the registration of any shares of capital stock or other securities of the Company. All of the issued and outstanding shares of capital stock of the Bank have been duly authorized, validly issued and are fully paid and nonassessable.

(q) The Company has filed all federal, state, local and foreign income and franchise tax returns required to be filed or has requested extensions thereof, except in any case in which the failure so to file would not, individually or in the aggregate, have a material adverse effect on the business, condition (financial or otherwise), properties or results or operations of the Company and the Bank, taken as a whole, and are not in default in the payment of any taxes which were payable pursuant to said returns or any assessments with respect thereto, other than any which the Company or the Bank is contesting in good faith or as would not, individually or in the aggregate, have a material adverse effect on the business, condition (financial or otherwise), properties or results or operations of the Company and the Bank, taken as a whole.

(r) Each of the Company and the Bank holds all material licenses, certificates and permits from governmental authorities that are necessary to the conduct of its business; and, to the knowledge of the Company, neither the Company nor the Bank has infringed any patents, patent rights, trade names, trademarks or copyrights, which infringement is material to the business of the Company and the Bank, taken as a whole. The Company knows of no infringement by others of material patents, patent rights, trade names, trademarks or copyrights owned by or licensed to the Company or the Bank.

(s) The Company is not an "investment company" within the meaning of Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules and regulations thereunder.

(t) Other than as contemplated by this Agreement or described in the Offering Statement, the Company has not incurred any liability for any finder's or broker's fee or agent's commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(u) No report or application filed (after giving effect to any amendments thereto) by the Company or the Bank with the Federal Reserve Board (the "FRB"), the Oregon Division of Finance and Corporate Securities, the FDIC or other regulatory authority having jurisdiction over it (each such report or application, together with all exhibits thereto, a "Regulatory Report"), as of the date it was filed (after giving effect to any amendments thereto), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading when made or failed to comply in all material aspects with the applicable requirements of the FRB, the Oregon Division of Finance and Corporate Securities, the FDIC or such other regulatory authority (the "Banking Regulators"), as the case may be. The Company and the Bank have filed each Regulatory Report that they were required to file with any Banking Regulator, which is material to or could reasonably be expected to be material to the business, operations, financial condition or the Company and the Bank taken as a whole.

(v) Each of the Company and the Bank is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the course of banking business generally. Neither the Company nor the Bank has been refused any insurance coverage it has sought or applied for.

(w) Any certificate signed by any officer of the Company and delivered to the Placement Agent shall be deemed a representation and warranty by the Company to the Placement Agent as to the matters covered thereby.

2. Representations and Warranties of the Placement Agent.

(a) The Placement Agent represents and warrants to the Company that none of the Placement Agent, or any of its partners, directors, officers, is subject to disqualification under Rule 262 under the 1933 Act.

3. Sale and Delivery of the Offered Shares.

(a) On the basis of the representations, warranties and covenants herein contained, and subject to the terms and conditions herein set forth, the Placement Agent agrees to exercise its reasonable best efforts to locate purchasers for, and to assist the Company in effecting sales of 291,666 shares ($3.5 million), at a price per share of $12.00. The Company and the Placement Agent shall agree on a timeline for notice to the Placement Agent of whether the Placement Agent will be permitted to place any additional shares.

(b) The closing of the Offering (the "Closing") is expected to occur on or about ______, 2006 (the "Closing Date").

(c) The Company shall credit purchased Shares to the accounts of the purchasers thereof immediately upon notification by the Company to the Placement Agent of acceptance of such purchaser's subscription. The certificates for the Shares will be delivered in such denominations and in such registrations as the Company reasonably deems appropriate unless a specific purchaser requests reasonable accommodation, in which case the Company shall comply therewith, provided that such accommodation does not, in the judgment of the Company, impose unreasonable burden or expense on the Company.

(d) Payment for the Shares purchased pursuant to selling efforts by the Placement Agent ("Davidson Offered Shares" as defined in the Offering Statement) shall be made by or on behalf of the purchasers to the Placement Agent for the account of the Company by wire transfer or other delivery of immediately available funds, or by such other means as may be acceptable to the Placement Agent in its sole discretion and transmitted to the Company no later than the next business day after the Placement Agent received a completed subscription agreement and funds from purchasers. Payment for all other Shares ("Company Offered Shares") shall be made by or on behalf of the purchasers to the Company by wire transfer of immediately available funds, or by such other means as may be acceptable to the Company in its sole discretion. The Placement Agent and the Company shall each deposit all funds from such subscriptions in an account established by the Company for purposes of receiving the Offering proceeds.

(e) The cash proceeds from accepted subscriptions for all shares sold in the offering will be distributed as follows: (i) seven percent (7%) of the aggregate cash proceeds from all shares sold through the Placement Agent in the offering and three percent (3%) of the aggregate cash proceeds from all shares sold directly by the Company and not through the Placement Agent, shall be distributed to the Placement Agent as compensation (the "Placement Agent Commission") for the Placement Agent's services in connection with the Offering; (ii) any amounts payable in respect of the Expense Allowance and Additional Expenses (each as defined below) incurred but not previously paid to the Placement Agent will be distributed to the Placement Agent; and (iii) the balance of such proceeds will be retained by the Company.

(f) In addition to the Placement Agent Commission the Company shall reimburse to the Placement Agent for up to a maximum of $20,000 (the "Expense Allowance") for all fees and expenses incurred by or on behalf of the Placement Agent; provided that such amount shall not include amounts for Additional Expenses (as defined below). For purposes of this Agreement "Additional Expenses" will include fees and expenses incurred by or on behalf of the Placement Agent for (i) Blue Sky and state securities filing fees and expenses, including fees and expenses of the Placement Agent's counsel if retained; (ii) NASD filing fees and expenses; and (iii) other expenses jointly determined by the parties to be outside the expected scope of the Expense Allowance. The Company shall pay all transfer taxes and like charges levied in connection with the sale and issuance of the Shares.

4. Covenants of the Company. The Company covenants and agrees with the Placement Agent that:

(a) When prepared and until completion of the Offering, the Offering Circular will contain all statements that are required to be stated therein, will not contain any untrue statement of a material fact, and will not omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made. Without limiting the generality of the foregoing, with respect to the Offering Circular:

(i) The Company will not, without the prior consent of the Placement Agent deliver or distribute any offering material in connection with the Offering other than the Offering Circular;

(ii) The Company's capital stock will comply in every material respect with the description thereof contained in the Offering Circular and the Offering Circular will describe in every material respect the Company's capital stock;

(iii) The Offering Circular will describe accurately any material legal or governmental actions, proceedings, or suits pending or known to be threatened against the Company or any of the Company's executive officers or directors in their capacity as such; and

(iv) The Offering Circular will describe accurately the Company's properties, the limitations thereon, the encumbrances and leases pertaining thereto, and the adequacy thereof.

(b) The Company will advise the Placement Agent promptly of any request from any of the Company's regulators for any additional information, and of the issuance or entry by any such agency of any stop order, cease and desist order, or similar action suspending the Offering, or of the institution of any proceedings for that purpose. The Company will use its reasonable best efforts to prevent the issuance of any such order or action and, if issued, to obtain as soon as possible the lifting thereof.

(c) Subject to the Company's discretion to limit offers and sales in certain jurisdictions as described in the Offering Circular, the Company will cooperate with the Placement Agent in endeavoring to qualify the Shares for sale under the securities laws of such jurisdictions as the Placement Agent may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent. The Company will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Placement Agent may reasonably request for purposes of completing distribution of the Shares in the Offering.

(d) The Company will deliver to the Placement Agent or to prospective purchasers at the Placement Agent's direction, from time to time, as many copies of the Offering Circular as the Placement Agent may reasonably request.

(e) The Company will comply with the 1933 Act and the Exchange Act, and the rules and regulations thereunder, so as to permit the completion of the distribution of the Shares as contemplated in this Agreement and the Offering Circular. If, during the pendency of the Offering, any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Placement Agent, it becomes necessary to amend or supplement the Offering Circular in order to make the statements therein, in the light of the circumstances existing at the time the Offering Circular is delivered to a purchaser, not misleading, or if it is necessary at any time to amend or supplement the Offering Circular to comply with any law, the Company promptly will prepare such an amendment or supplement and, to the extent necessary so that the Offering Circular as so amended or supplemented will not, in the light of the circumstances when it is so delivered, contain any false statement of a material fact or omit to state a material fact necessary, in light of the circumstances as a whole, to render the same accurate in all material respects.

(f) Upon request from Davidson, the Company will provide any of the information required to be maintained in Davidson's records under Rule 15c2-11 of the

Exchange Act for Davidson to submit quotations of the Company's stock for publication.

(g) No offering, sale, short sale or other disposition of any shares of Common Stock of the Company or other securities convertible into or exchangeable or exercisable for shares of Common Stock or derivative of Common Stock (or agreement for such) will be made for a period of 180 days after the date of this Agreement, directly or indirectly, by the Company otherwise than hereunder or with the prior written consent of the Placement Agent, except that the Company may, without such consent, (a) grant options to purchase shares of common stock or grant shares pursuant to the Company's stock option plan or stock incentive plan and (b) issue shares upon the exercise of options granted pursuant to the Company's stock option plan or stock incentive plan..

(h) Neither the Company nor any of its affiliates, nor any person acting on behalf of any of them will, directly or indirectly, (a) take any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares; or (b) bid for, purchase, or pay anyone any compensation for soliciting purchases of, the Shares in the Offering, or pay or agree to pay to any person any compensation for soliciting another to purchase any other securities of the Company, otherwise than as provided in this Agreement.

(i) The Company will cooperate in all respects with the due diligence inquiries of the Placement Agent and its counsel and will make available all information reasonably requested in connection therewith. Without limiting the generality of the foregoing, the Company will timely provide copies of all documents, electronic media and other materials in such form as the Placement Agent or its counsel may reasonably request from time to time, and will deliver the same at the reasonable direction of the Placement Agent or its counsel.

(j) The Company will make available its management personnel to the Placement Agent, or to prospective purchasers of the Shares upon request of the Placement Agent, at reasonable times and on reasonable prior notice for the purposes of answering such questions and providing such information as may be necessary or appropriate in the Placement Agent's reasonable discretion; provided that, this Section 3(k) shall not be construed to require the Company to take any action or make any disclosure that would, in the reasonable opinion of counsel to the Company, result in a disqualification of the Offering from exemption under the 1933 Act.

(k) The Company will apply the net proceeds from the Offering substantially as set forth under "Use of Proceeds" in the Offering Circular.

(l) If at any time during the Offering any rumor, publication or event relating to or affecting the Company shall occur as a result of which, in the Placement Agent's sole judgment, the market price of the Shares has been or is likely to be materially affected (regardless of whether such rumor, publication or event necessitates a supplement to or amendment of the Offering Circular), the Company will, after notice from the Placement Agent advising the Company to the effect set forth above, consult with the Placement Agent concerning the substance of, and consider disseminating a press release or other public statement reasonably satisfactory to the Placement Agent responding to or commenting on, such rumor, publication or event.

5. Covenants of the Placement Agent.

(a) The Placement Agent will deliver a copy of the Offering Circular and related subscription agreement to each prospective purchaser of Davidson Offered Shares in accordance with Regulation A under the 1933 Act, and shall otherwise conduct its participation in the Offering in accordance with Regulation A and the rules of the NASD.

(b) The Placement Agent shall promptly notify the Company of any circumstance that is reasonably likely to result in the disqualification under Rule 262 of the Placement Agent or any of its directors or officers.

6. Conditions to Obligations of the Placement Agent. The obligations of the Placement Agent to exercise its best efforts to place for sale the Davidson Offered Shares are subject to the continuing accuracy during the Offering and until the Closing of the Company's representations and warranties herein, to the Company's performance of its covenants and obligations hereunder, and to the following additional conditions:

(a) No stop order relating to the Offering, or the Offering Circular, shall have been issued and no proceedings for that purpose shall have been taken or, to the knowledge of the Company, shall be contemplated by any of the Company's regulators, or any state securities commissioner, and no injunction, restraining order, or order of any nature by a federal or state court shall have been issued that would prevent the issuance of the Shares.

(b) The Placement Agent shall have received the opinion of Foster Pepper Tooze LLP, counsel for the Company, dated as of the Closing of the Offering and addressed to the Placement Agent (and stating that it may be relied upon by counsel to the Placement Agent), with respect to the matters set forth in Exhibit A hereto. The opinion will be based solely on the law of the State of Oregon. In addition to the matters set forth above, such opinion shall also include a statement to the effect that nothing has come to the attention of such counsel that leads it to believe that as of the date first delivered to prospective purchasers and continuing until the Closing Date the Offering Circular contains an untrue statement of a material fact or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, (except that such counsel need express no view as to financial statements, schedules and statistical information therein). With respect to such statement, counsel for the Company may state that their belief is based upon the exercise of due diligence.

(c) The Placement Agent shall have received from counsel for the Company prior to the initiation of the Offering a memorandum or summary, in form and substance satisfactory to the Placement Agent, with respect to the qualification for offering and sale by the Placement Agent of the Shares under the state securities or Blue Sky laws of such jurisdictions as the Placement Agent may reasonably have designated to the Company.

(d) The NASD shall have reviewed and approved as to form and substance the fairness of this Agreement and the Placement Agent's Compensation.

(e) The Placement Agent shall have received as of the commencement of the Offering and as of the completion of the Offering, a certificate or certificates of the Chief Executive Officer and the Chief Financial Officer of the Company to the effect that as of such date each of them severally represents as follows:

(i) No stop order or cease and desist order relating to the Offering has been issued, and no proceedings for such purpose have been taken or are, to his or her knowledge, contemplated by the Commission or any state securities commissioner;

(ii) The Company's representations and warranties contained in Section 1 are true and correct in all material respects;

(iii) He or she has carefully examined the Offering Circular and, in his or her opinion, as of the commencement of the Offering and as of the completion of the Offering, the statements contained in the Offering Circular were true and correct, and the Offering Circular does not omit to state a material fact required or necessary in order to make the statements therein not misleading, and, in his or her opinion, since the commencement of the Offering, no event has occurred that should have been set forth in a supplement to or an amendment of the Offering Circular that has not been set forth in such a supplement or amendment; and

(iv) Since the date of the Offering Circular, there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the Company's condition, financial or otherwise, or its earnings, business affairs, management, or business prospects, whether or not occurring in the ordinary course of business, and there has not been any material transaction entered into by the Company, other than the transactions in the ordinary course of business and changes and transactions contemplated by the Offering Circular.

(f) The Company shall have furnished to the Placement Agent such further certificates and documents confirming the representations and warranties, covenants and conditions contained herein and related matters as the Placement Agent may reasonably have requested.

The opinions and certificates mentioned in this Agreement shall be deemed to be in compliance with the provisions hereof if they comply in all material respects with the requirements for such opinions and certificates as set forth in this Agreement.

If any of the conditions hereinabove provided for in this Section 6 shall not have been fulfilled when and as required by this Agreement to be fulfilled, the obligations of the Placement Agent hereunder may be terminated by the Placement Agent by notifying the Company of such termination in writing at or prior to the Closing Date.

In such event, the Company and the Placement Agent shall not be under any obligation to each other (except to the extent provided in Section 6 hereof).

7. Conditions to the Obligations of the Company. The obligations of the Company to sell and deliver the Davidson Offered Shares in the Offering are subject to the condition that at the time of each respective sale of the Shares, no stop order, cease and desist order, or injunction relating to the Offering shall have been issued and in effect or proceedings therefor initiated or threatened. Notwithstanding the foregoing, nothing in this Agreement shall inhibit or preclude the Company's right to accept or reject any subscription for any reason whatsoever prior to acceptance of the subscription by the Company in accordance with the terms of the Offering set forth in the Offering Circular. Nothing in this Section 7 limits the Company's ability to terminate the Offering in its sole discretion as described in the Offering Circular.

8. Indemnification.

(a) The Company agrees to indemnify and hold harmless the Placement Agent and each person, if any, who controls the Placement Agent within the meaning of the 1933 Act, against any losses, claims, damages or liabilities to which the Placement Agent or any such controlling person may become subject under the 1933 Act, the Exchange Act, or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Offering Statement, Offering Circular, or any amendment or supplement thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse the Placement Agent and each such controlling person for any legal or other expenses reasonably incurred by the Placement Agent or such controlling person in connection with investigating or defending any such loss, claim, damage or liability, action or proceeding or in responding to a subpoena or governmental inquiry related to the offering of the Shares, whether or not the Placement Agent or controlling person is a party to any action or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission made in the Offering Statement, Offering Circular, or any amendment or supplement to either of them, in reliance upon and in conformity with written information furnished to the Company by or through the Placement Agent specifically for use in the preparation thereof. This indemnity agreement will be in addition to and not in limitation of any liability that the Company may otherwise have.

(b) The Placement Agent agrees to indemnify and hold harmless the Company, each of its directors, and each person, if any, who controls the Company within the meaning of the 1933 Act, against any losses, claims, damages or liabilities to which the Company or any such director, officer, or controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Offering Statement, Offering Circular or any amendment or supplement thereto, (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; and will reimburse the Company or any such person for any legal or other expenses reasonably incurred by the Company or any such director, officer, or controlling person in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding or in responding to a subpoena or government inquiry relating to the offering of the Shares, whether or not the Company or any such director, officer, or controlling person is a party to any action or proceeding; provided, however, that the Placement Agent will be liable in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission has been made in the Offering Statement, Offering Circular or such amendment or supplement thereto, in reliance upon and in conformity with information furnished to the Company by or through the Placement Agent specifically for use in the preparation thereof. This indemnity agreement will be in addition to and not in limitation of any liability that such Placement Agent may have otherwise.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 8, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing. No indemnification provided for in Sections 8(a) and (b) shall be available to any party who shall fail to give notice as provided in this Section 8(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve the indemnifying party or parties from any liability that it or they may have to the indemnified party for contribution or otherwise than on account of the provisions of Sections 8(a) and (b). In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense.

Notwithstanding the foregoing, the indemnifying party shall pay as incurred (or within 30 days of presentation) the fees and expenses of the counsel retained by the indemnified party in the event (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties, unless representation of multiple parties by the same counsel would be inappropriate due to actual or potential differing interests between them. Such firm shall be designated in writing by the Placement Agent in the case of parties indemnified pursuant to Section 8(a) and by the Company in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

(d) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under Sections 8(a) and (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Placement Agent on the other from the offering of the Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Placement Agent on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agent on the other shall be deemed to be in the same proportion as the total proceeds from the sale of Davidson Offered Shares (before deducting expenses) received by the Company bear to the total compensation received by the Placement Agent (not including reimbursements for expenses, whether or not accountable). The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Placement Agent on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Placement Agent agree that it would not be just and equitable if contributions pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above in this Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8(d)), (i) the Placement Agent shall not be required to contribute any amount in excess of the commissions applicable to the Davidson Offered Shares and (ii) no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) In any proceeding relating to the Offering Circular or any supplement or amendment thereto, each party against whom contribution may be sought under this Section 8 hereby consents to the jurisdiction of any court having jurisdiction over any other contributing party, agrees that process issuing from such court may be served upon him or it by any other contributing party and consents to the service of such process and agrees that any other contributing party may join him or it as an additional defendant in any such proceeding in which such other contributing party is a party.

(f) Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 8 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred, except as provided in Section 8(c). A successor to the Placement Agent, or to the Company, its directors or officers, or any person controlling the Company, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 8.

9. Notices. All communications hereunder shall be in writing and, except as otherwise provided herein, will be mailed, hand or courier delivered, telecopied or delivered by electronic mail (and in the case of telecopy or electronic mail, accompanied by electronic answerback or automatic delivery confirmation) as follows:

If to the Placement Agent:

D.A. Davidson & Co.
8 Third St. N.
Great Falls, MT 59401
Attention: Thomas M. Hayes
Facsimile: 406-791-7315
Electronic Mail: thayes@dadco.com

With a copy to:

D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401
Attention: Larry Martinez
Facsimile: 406-791-7380
Electronic Mail: lmartinez@dadco.com

If to the Company:

Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212
Attention: Robert McKean
Facsimile: 503-282-4691
Electronic Mail: rmckean@albinabank.com

With a copy to:

Foster Pepper Tooze LLP
601 SW 2nd Avenue, Suite 1800
Portland, Oregon 97204-3171
Attention: Gordon E. Crim
Facsimile: 800-600-1964
Electronic Mail: crimg@fosterpdx.com

Any such notice shall be effective, in the case of deliver, at the time of delivery, and in the case of mail or telecopier, at the time of dispatch with electronic confirmation of answerback.

10. Termination.

(a) This Agreement may be terminated by the Placement Agent by notice to the Company at any time prior to the completion of the Offering if any of the following has occurred:

(i) the Company shall have failed to perform all obligations and satisfy all conditions on its part to be satisfied or performed hereunder at or prior to the Closing Date;

(ii) the Company shall have, in the sole judgment of the Placement Agent, sustained any material loss or interference with its business or properties from fire, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, or there shall have been any materially adverse change (including, without limitation, a change in senior management or control), or constitute a development involving a prospective materially adverse change, in the Company's condition (financial or otherwise) or its earnings, business, management, properties, assets, rights, operations or prospects, except in each case as described in or contemplated by the Offering Circular (as may have been amended or supplemented as of such occurrence), and such event singly or together with any other event makes it, in the sole judgment of the Placement Agent, impracticable to market the Shares on the terms and in the manner contemplated in the Offering Circular;

(iii) any outbreak or escalation of hostilities or declaration of war or national emergency or other national or international calamity or crisis or material adverse change in economic or political conditions if the effect of such outbreak, escalation, declaration, emergency, calamity, crisis or material adverse change on the financial markets of the United States would, in the reasonable judgment of the Placement Agent, materially impair the ability to market the Shares or to enforce contracts for the sale of the Shares;

(iv) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority that, in the opinion of the Placement Agent, materially and adversely affects or may materially and adversely affect the Company's business or operations;

(v) declaration of a banking moratorium by federal or Oregon authorities; or

(vi) the taking of any action by any governmental body or agency in respect of its monetary or fiscal affairs that, in the opinion of the Placement Agent, has a material adverse effect on the securities markets in the United States.

(b) This Agreement may be terminated by the Company by notice to the Placement Agent at any time prior to the Closing Date in the event the Company determines it is in the best interest of the Company.

(c) This Agreement shall terminate automatically without further action by either party if the Company determines in its sole discretion to terminate the Offering as described in the Offering Circular, or if for any other reason the Closing does not occur.

Termination of this Agreement pursuant to this Section 10 shall be without liability of any party to any other party except for the liability of the Company in relation to commissions for Davidson Offered Shares sold prior to such termination, the Expense Allowance and any unpaid Additional Expenses as provided in Section 3 hereof, or the indemnity provided in Section 8 hereof.

11. Future Engagements. The Company agrees to use the Placement Agent as its placement agent in any trust preferred securities offering by the Company within twelve months from the date of this Agreement.

12. Successors. This Agreement shall inure to the benefit of and shall be binding upon the Placement Agent, the Company and their respective successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person, except that (i) the indemnities of the Company contained in Section 6 hereof shall also be for the benefit of any person or persons who control the Placement Agent within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act; and (ii) the indemnities of the Placement Agent contained in Section 6 hereof shall also be for the benefit of the directors of the Company, the officers of the Company and any person or persons who control the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act. No purchaser of Shares from the Placement Agent shall be deemed a successor because of such purchase.

13. Miscellaneous. Time shall be of the essence of this Agreement.

It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

The reimbursement, indemnification and contribution agreements contained in this Agreement and the representations, warranties and covenants in this Agreement shall remain in full force and effect regardless of (a) any termination of this Agreement, (b) any investigation made by or on behalf of any Placement Agent or controlling person thereof, or by or on behalf of the Company or its directors or officers and (c) the conclusion of the Offering under this Agreement.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Oregon.

If the foregoing letter is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Company and the Placement Agent in accordance with its terms.

Very truly yours,

D.A. DAVIDSON & CO.

Vice President

The foregoing Placement Agent Agreement
is hereby confirmed and accepted as
of the date first above written.

ALBINA COMMUNITY BANCORP

By:_______________________________
Robert McKean
Chief Executive Officer

EXHIBIT A

<u>Form of Legal Opinion of Foster, Pepper Tooze LLP</u>

D.A. Davidson & Co., as Placement Agent
8 Third St. N.
Great Falls, Montana 59401

Re: Offering of up to 416,666 shares of Common Stock of Albina Community Bancorp

Ladies and Gentlemen:

INTRODUCTION

This firm has acted as special counsel to Albina Community Bancorp, an Oregon bank holding company (the "Company") in connection with the proposed offering (the "Offering") of up to 416,666 shares of common stock of the Company (the "Shares) pursuant to an Offering Circular, dated ________, 2006, in which Offering you have undertaken to assist the Company in offering and selling the Shares in accordance with a Placement Agent Agreement (the "Placement Agreement") dated ____________, 2006, between the Company and D.A. Davidson & Co. (the "Placement Agent").

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Placement Agreement or in the Offering Circular. This opinion is given pursuant to Section 6(b) of the Placement Agreement.

SCOPE OF INVESTIGATION; DOCUMENTS REVIEWED

In the course of our representation, we have examined the Offering Circular and the Placement Agreement, and the exhibits and annexes appended thereto. We have received from officers of the Company, and have reviewed, copies of the Articles of Incorporation and bylaws of the Bank and minutes of certain meetings of the Company's Board of Directors. We have reviewed certificates and other information from public officials in those jurisdictions that we have deemed appropriate and have made such review of law as we consider necessary for the purposes of this opinion. As to certain matters of fact material to the following opinions, we have relied upon representations of representatives of the Company, including representations and warranties made by the Company in the Placement Agreement, without independently verifying the accuracy of those representations.

We have relied as to matters of fact upon the above documents and investigation. Where we render an opinion "to our knowledge" or "known to us," our opinion is based solely upon (a) the conscious awareness of facts or other information by the attorneys within the firm who have had active involvement in negotiation and preparation of the Placement Agreement and the Offering Circular. Unless we have specifically advised otherwise in this letter, we have not undertaken or made any inquiry, search, investigation or legal or factual analysis or research to verify the accuracy of any opinion which is rendered with the phrases "to our knowledge" or "known to us." No limited inquiry which we may have undertaken shall be considered an independent investigation and the fact of our engagement to render this opinion letter shall not be construed to imply knowledge of any matter on our part.

ASSUMPTIONS

This opinion assumes:

1. The authenticity and completeness of all documents submitted to us as originals, and the conformity to authentic and complete original documents of all documents submitted to us as certified, conformed or photostatic copies;

2. The genuineness of all signatures on all documents submitted to us, and the legal competence of all natural persons who are signatories thereto;

3. That the Placement Agent has negotiated the Placement Agreement, and will exercise its rights and remedies thereunder and under applicable law, in good faith, with fair dealing, diligently, and in a commercially reasonable manner;

4. That the Placement Agent is duly formed and validly existing under the laws of its jurisdiction of organization, has met all legal requirements applicable to it, and has all requisite power and authority to enter into, and has taken all necessary action to execute and deliver, the Placement Agreement and to effect the transactions contemplated thereby;

5. That the Placement Agreement has been duly authorized, executed and delivered by the Placement Agent and constitutes the legal, valid and binding obligations of the Placement Agent, enforceable against it in accordance with the terms thereof;

6. That the representations of the parties to the Placement Agreement are accurate and complete; and

7. That there has been no mutual mistake of fact or understanding, fraud, duress or undue influence.

OPINIONS

Based on the foregoing, and subject to the assumptions, qualifications and limitations set forth herein and incorporated herein by reference, we are of the opinion that:

(1) Each of the Company and the Bank has been duly organized and is validly existing as a bank holding company under the laws of the State of Oregon and bank under the laws of the State of Oregon, respectively, with corporate power and authority to own or lease its properties and to conduct its business as described in the Offering Circular; each of the Company and the Bank is duly

qualified to transact business in all jurisdictions in which the failure to qualify would have a materially adverse effect upon the business of the Company and the Bank, taken as whole; and, to our knowledge, the Company does not own or control, directly or indirectly, any corporation, association or other entity other than its subsidiaries, Albina Community Bank, Albina Capital Trust I and Albina Capital Trust II, and Albina Development Company, LLC. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

(2) All of the issued and outstanding capital stock of the bank, the common securities of Albina Capital Trust I and Albina Capital Trust II, and the membership interest in Albina Development Company, LLC are owned by the Company.

(3) The Company has authorized capital stock as set forth in the Offering Circular; there are currently _____ shares of capital stock issued and outstanding. The Shares conform to the description thereof contained in the Offering Circular; the form of certificates for the Shares complies as to form with the requirements of Oregon law; the Shares, when issued in accordance with the terms and conditions set forth in the Offering Circular, will have been duly authorized, fully paid and non-assessable, and no preemptive rights of stockholders exist with respect to any of the Shares or the issue or sale thereof.

(4) Except as described in or contemplated by the Offering Circular, to our knowledge, there are no outstanding or authorized options, warrants or rights of any character obligating the Company to issue any shares of its capital stock or any securities convertible or exchangeable into or evidencing the right to purchase or subscribe for any shares of such stock; and except as described in the Offering Circular, to our knowledge, no holder of any securities of the Company or any other person has a right, contractual or other, that has not been satisfied or effectively waived, to cause the Company to sell or otherwise issue to them, or to permit them to underwrite the sale of, any of the Shares or the right to have any Common Stock or other securities of the Company included in the Offering Circular or the right to require registration under the Securities Act of any shares of Common Stock or other securities of the Company.

(5) The statements under the captions "Description of Capital Stock," "Supervision and Regulation" and "Legal Proceedings" in the Offering Circular, insofar as such statements constitute a summary of documents referred to therein or matters of law, fairly summarize in all material respects the information called for with respect to such documents and matters.

(6) The execution and delivery of the Placement Agreement and the consummation of the transactions herein contemplated do not and will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, the Articles of Incorporation or Bylaws of the Company or any agreement or instrument known to us to which the Company is a party or by which the Company may be bound.

(7) The Company has full corporate power and authority to enter into the Placement Agreement, to sell and deliver the Shares; the Placement Agreement has been duly and validly authorized by all necessary corporate action by the Company, has been duly and validly executed and delivered by and on behalf of the Company, and is a valid and binding agreement of the Company enforceable in accordance with its terms, except as enforceability may be limited by general equitable principles, and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws affecting creditors' rights generally, and except as to those provisions relating to indemnity or contribution for liabilities arising under federal and state securities laws (as to which we state no opinion); and no approval, authorization, order, consent, registration, filing, qualification, license or permit of or with any court, regulatory, administrative or other governmental body is required for the execution and delivery of the Placement Agreement by the Company or the consummation of the transactions contemplated by the Placement Agreement, except (i) such as have been obtained and are in full force and effect under the Securities Act, (ii) such as may be required under applicable Blue Sky laws in connection with the purchase and distribution of the Shares by the Placement Agent; and (iii) the clearance by the National Association of Securities Dealers, Inc. of the underwriting arrangements contemplated hereby.

(8) The Company is not, and will not become, as a result of the consummation of the Offering and application of the net proceeds therefrom as described in the Offering Circular, required to register as an investment company under the 1940 Act.

(9) Upon delivery of the Shares and payment therefor as contemplated by the Offering Circular, the purchasers thereof will acquire good and marketable title to the same on the Closing Date, free and clear of all liens, encumbrances, and claims.

(10) To our knowledge, there are no legal or governmental actions, suits or proceedings pending or threatened to which the Company or any of its officers or directors is or is threatened to be made a party or of which property owned or leased by the Company is or is threatened to be made the subject, the outcome of which could be expected to have a material adverse effect on the condition (financial or otherwise), properties, business, results of operations or prospects of the Company.

(11) The conditions for use of Form 1-A, as set forth in the General Instructions thereto, have been satisfied and the Offering Circular and any amendment thereof or supplement thereto complies in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder.

OTHER MATTERS

In the course of the preparation of the Offering Circular, we have not independently verified the accuracy, completeness or fairness of the statements contained in the Offering Circular and we make no representation to you as to the accuracy, completeness or fairness of the statements contained in the Offering Circular. However, nothing has come to our attention that causes us to believe that the Offering Circular, as of its date, contained or contains any untrue statement of material fact, or omitted or omits to state a material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they are made, not misleading (it being understood that we are not expressing any statement with respect to any financial information contained therein).

OTHER QUALIFICATIONS

In addition to the qualifications, assumptions, and other limitations set forth in this opinion of counsel, and without limiting the effect of such qualifications, assumptions and other limitations, our opinion is further qualified as follows:

1. We express no opinion as to:

(a) provisions relating to the waiver of rights, remedies, and defenses;

(b) provisions for payment or reimbursement of costs and expenses or indemnification for claims, losses, or liabilities (including, without limitation, attorney fees) in excess of statutory limits or an amount determined to be reasonable by any court or other tribunal, and any provision for attorney fees other than to the prevailing party;

(c) provisions pertaining to jurisdiction and venue;

(d) limitations on the liability of parties to the Placement Agreement or provisions for the indemnification of such parties for their own negligence or misconduct;

2. Except as provided herein, we express no opinion as to any matter whatsoever relating to:

(a) the accuracy or completeness of any financial, accounting, or statistical information furnished by the Company;

(b) the accuracy or completeness of any representations made by the Company; or

(c) the financial status of the Company.

3. We express no opinion as to any matter whatsoever relating to: (a) compliance with zoning, land use, building, health and safety, or environmental rules, regulations, laws, ordinances, or directives; (b) federal and state occupational safety and health laws and regulations; (c) federal and state antitrust and unfair competition laws and regulations; (d) federal and state securities laws and regulations except as expressly stated herein; (e) federal and state tax laws and regulations, except as expressly stated herein; (f) federal patent, copyright, and trademark laws, state trademark laws, similar laws, and regulations thereunder; or (g) federal and state pension, employee benefit and labor laws and regulations.

DISCLAIMER

The opinions herein expressed are specifically subject to and qualified by the following:

1. Regardless of the states in which members of this firm are licensed to practice, our opinions are limited to the laws of the State of Oregon and to applicable federal laws.

2. This opinion letter is provided to you as a legal opinion only and not as a guaranty or warranty of the matters discussed herein. Our opinions are limited to the matters expressly stated herein, and no other opinions may be implied or inferred.

MISCELLANEOUS

This opinion letter is rendered as of the date set forth above, and we disclaim any obligation to advise you of any changes in the circumstances, laws, or events that may occur after this date or to otherwise update this opinion letter.

This opinion letter is rendered solely for your benefit in connection with the Offering. No other person or entity shall be entitled to rely on any matter set forth herein without our express written consent.

Very truly yours,

FOSTER PEPPER TOOZE LLP

Submit the original
and one true copy
$10.00

Registry Number:

360023-84


STATE OF OREGON
1859

Corporation Division - Business Registry
Public Service Building
255 Capitol Street NE, Suite 151
Salem, OR 97310-1327
(503) 986-2200 Facsimile (503) 378-4381

THIS SPACE FOR OFFICE USE ONLY

FILED
JUN 23 1995
SECRETARY OF STATE

RESTATED ARTICLES OF INCORPORATION
Business Corporation

PLEASE TYPE OR PRINT LEGIBLY IN BLACK INK

1. Name of the corporation prior to amendment: Albina Community Bancorp
2. New name of the corporation (if changed): N/A
3. A copy of the restated articles is attached.
4. The date of adoption of the restated articles was June 21, 1995, which is the date of adoption of amendments included in the restated articles.
5. Check the appropriate statement(s):

☐ The restated articles contain amendments which do not require shareholder approval. These amendments were duly adopted by the board of directors.

☐ The restated articles contain amendments which require shareholder approval. The vote of the shareholders was as follows:

Class or series of shares	Number of shares outstanding	Number of votes entitled to be cast	Number of votes cast for	Number of votes cast against

[X] The corporation has not issued any shares of stock. Shareholder action was not required to adopt the restated articles. The restated articles were adopted by the incorporators or by the board of directors.

6. Other provisions, if applicable:

I HEREBY CERTIFY THAT THE FOREGOING IS A COMPLETE AND EXACT COPY OF THE ORIGINAL THEREOF.
[signature]

Execution: [signature] Leon Smith President
Signature Printed name Title

Person to contact about this filing: Kenneth E. Roberts, Esq. 503-221-0607
Name Daytime phone number

MAKE CHECKS PAYABLE TO THE CORPORATION DIVISION OR INCLUDE YOUR VISA OR MASTERCARD NUMBER AND EXPIRATION DATE ____-____-____-____ __/__. SUBMIT THE COMPLETED FORM AND FEE TO THE ABOVE ADDRESS OR FAX TO (503) 378-4381.

113 (11/93)

RESTATED ARTICLES OF INCORPORATION

OF

ALBINA COMMUNITY BANCORP

The Board of Directors hereby adopts the following Restated Articles of Incorporation:

ARTICLE I

NAME

The name of the corporation is:

Albina Community Bancorp

ARTICLE II

PURPOSES AND POWERS

The purpose for which the corporation is organized is to engage in any lawful activity for which a corporation may be organized under the Oregon Business Corporation Act, with the primary mission to promote community development through the provision of capital, credit or development services in North and Northeast Portland, Oregon to serve low and moderate income residents and to support and finance private-sector redevelopment projects within the community, and the corporation shall have the same powers as an individual to do all things necessary or convenient to carry out its business and affairs including but not limited to the powers specified in the Oregon Business Corporation Act or which may be hereafter granted by such law.

ARTICLE III

AUTHORIZED CAPITAL STOCK

A. Authorized Classes of Shares.

The aggregate number of shares of all classes which the corporation shall have authority to issue is five million (5,000,000) divided into four million (4,000,000) shares of Common Stock and one million (1,000,000) shares of Preferred Stock.

The Common Stock shall be divided into two classes as follows: Three million (3,000,000) shares without par value of Class A Voting Common Stock ("Class A Common Stock") and one million (1,000,000) shares without par value of Class B Nonvoting Common Stock ("Class B Common Stock"). Class A Common Stock and Class B Common Stock are collectively referred to as "Common Stock."

The Preferred Stock shall consist of one million (1,000,000) shares without par value, and shall have such preferences, limitations and relative rights as are set forth in these Articles or in an amendment hereto, either by action of the shareholders or by the Board of Directors pursuant to Section D of this Article III. All series or classes of Preferred Stock are referred to collectively as "Preferred Stock".

B. Limitations, Preferences, and Relative Rights of Capital Stock – Generally.

The shares of Class A Common Stock and the Class B Common Stock shall each have the same preferences, limitations and relative rights except as to the right to vote as set forth in Section C of this Article III. Except as otherwise may be provided with respect to Preferred Stock in these Restated Articles of Incorporation, or in an amendment hereto by action of the shareholders or by the Board of Directors pursuant to Section D of this Article III, all shares of a class shall have preferences, limitations and relative rights identical to those of all other shares of the same class.

1. **Preemptive Rights.** No holder of any shares of Common Stock or Preferred Stock shall be entitled to any preemptive right to purchase or subscribe for any unissued or treasury shares of the corporation.

2. **Voting Groups.** Except as otherwise provided by the Oregon Business Corporation Act, or in these Restated Articles of Incorporation, or in an amendment to these Articles either by shareholder action or by the Board of Directors pursuant to Section D of this Article III, no shares shall have the right to vote as a separate voting group as to any matter.

3. **Redemption.** Subject to any provision to the contrary contained in these Articles of Incorporation, or in amendments to these Articles either by action of the shareholders or by the Board of Directors pursuant to Section D of this Article III, the corporation may repurchase its shares of Common Stock or Preferred Stock as permitted by the Oregon Business Corporation Act.

C. Limitations, Preferences, and Relative Rights of the Common Stock.

1. **Voting Rights.** The shares of Class A Common Stock shall have unlimited voting rights, subject to the voting rights, if any, of the Preferred Stock which may be outstanding. The shares of Class B Common Stock shall not be entitled to vote on matters submitted to a vote of the shareholders of the corporation except to the extent voting rights are required by the Oregon Business Corporation Act.

Holders of shares of Class A Common Stock entitled to vote with respect to the election of directors shall not have the right to cumulate votes in the election of directors.

Except as otherwise provided by the Oregon Business Corporation Act, or in these Articles of Incorporation, or in an amendment hereto, each outstanding share of Common Stock shall have one (1) vote on any matter which such Common Stock is entitled to vote.

2. **Dividends.** Subject to the prior and participating rights of any Preferred Stock at the time outstanding, the holders of Common Stock shall be entitled to receive, out of any assets of the corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. Nothing herein shall be construed as obligating the Board of Directors to at any time declare any dividend even though the corporation may have assets legally available to pay such a dividend.

3. **Liquidation.** Subject to the prior and participating rights of any Preferred Stock at the time outstanding, upon the liquidation, dissolution or winding up of the corporation, the net assets of the corporation, after having discharged or made adequate provision for discharging

all of its liabilities, shall be distributed to the holders of the Common Stock according to their interests.

D. Determination of Preferences, Limitations and Relative Rights of Preferred Stock. The Board of Directors is expressly authorized to, from time to time by resolution duly adopted, determine the preferences, limitations and relative rights of the Preferred Stock, as a whole or as one or more series thereof, which is not so designated or determined herein. Such a determination may include the following:

1. **Voting.** The voting rights of the shares including whether the shares have special, conditional or limited voting rights or a statement to the effect that the shares are non-voting except to the extent voting rights are required by the Oregon Business Corporation Act;

2. **Dividends.** The dividend rate and preference, if any, and statements as to whether or not the shares will participate in dividends declared on the Common Stock and whether such dividends will be cumulative, noncumulative or partially cumulative;

3. **Liquidations.** The amount of liquidation preference, if any, and a statement as to whether or not, and if so when, the shares will participate with the Common Stock in liquidating distributions;

4. **Redemption.** Whether the shares are redeemable at the option of the corporation, the shareholder or another person or upon the occurrence of a designated event for cash or indebtedness in a designated amount or in an amount determined by a designated formula or by reference to an extrinsic event or data, and statements as to the terms and conditions of such a redemption, if any, and the procedures for effecting such a redemption and whether or not, and if so where and in what manner, a sinking fund is to be created for the purpose of funding any such redemption;

5. **Conversion.** Whether the shares are convertible at the option of the corporation, the shareholder or another person or upon the occurrence of a designated event for other securities of the corporation in a designated amount or in an amount determined by a designated formula or by reference to an extrinsic event or data and statements as to the terms and conditions of such a conversion, if any, and the procedures for effecting such a conversion; and

6. **Other Terms.** Such other preferences, limitations and relative rights as the Board of Directors may determine.

Any series of Preferred Stock established by the Board of Directors shall include a designation of the series so as to distinguish that series from all other series of Preferred Stock or undesignated Preferred Stock. The resolution of the Board of Directors establishing a series of Preferred Stock shall set forth the number of shares to be included in such series, and all shares of such series which are thereafter redeemed, converted, or, if so provided in the resolution, remain unissued on a designated date, or on the occurrence of an event, shall cease to be of such series and become undesignated Preferred Stock. All shares of a series shall have preferences, limitations and relative rights identical to those of all other shares of the same series.

Any determination of the preferences, limitations and relative rights of the Preferred Stock as a whole, or of one or more series of Preferred Stock, by the Board of Directors shall constitute articles of amendment to these Articles of Incorporation and shall become effective without shareholder action upon filing as prescribed by the Oregon Business Corporation Act. No shares of Preferred Stock or any series thereof shall be issued by the corporation prior to the filing of articles of amendment determining the preferences, limitations and relative rights of such shares.

E. Designation of Preferred Stock.

1. **Series A 1% Preferred Stock**

Twenty Thousand (20,000) shares of the Preferred Stock is designated as Series A 1% Preferred Stock ("Series A Preferred Stock"), with such preferences, limitations and relative rights as set forth herein.

(a) Voting Rights. Each outstanding share of Series A Preferred Stock shall have one (1) vote on any matter which such Series A Preferred Stock is entitled to vote. Shares of the Series A Preferred Stock shall vote as to the election or removal of directors as a separate voting group and not as part of the voting group which includes shares of the Class A Common Stock. So long as there are shares of the Series A Preferred Stock outstanding, such shares shall be entitled to elect 25% of the total number of directors, disregarding any fractional result, provided that the number of directors to be elected by the holders of the Series A Preferred Stock shall be not less than two. Except as set forth in this subsection A, and except as otherwise provided by Oregon law, shares of the Series A Preferred Stock shall not vote as a separate voting group.

(b) Dividends. Shares of the Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the corporation legally available therefor, an annual dividend of $1.00 per share, payable quarterly in arrears, on November 15, February 15, May 15 and August 15 (each a "Dividend Payment Date") of each year, provided that the initial dividend period (the "Initial Dividend Period") shall commence on the date of issuance and end on the first following Dividend Payment Date. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of the corporation on such record dates, not more than 30 calendar days and not less than 10 calendar days preceding the payment dates therefor, as are determined by the Board of Directors of the corporation or a duly authorized committee thereof (each of such dates a "Record Date"). Quarterly dividend periods (each a "Dividend Period") shall commence on and include the fifteenth day of November, February, May and August of each year (except as set forth above with respect to the Initial Dividend Period) and shall end on and include the day next preceding the next following Dividend Payment Date.

Dividends on the Series A Preferred Stock shall not be cumulative. No dividend shall be paid on the shares of Common Stock unless and until an annual dividend of $1.00 per share is declared and paid (or declared and a sum sufficient for such full payment so set apart) with respect to the Series A Preferred Stock.

(c) Liquidation. Upon the liquidation, dissolution or winding up of the corporation, shares of the Series A Preferred Stock shall be entitled to receive $1.00 per share of the net assets of the corporation, plus any declared and unpaid dividends thereon.

In addition to the liquidation preference as set forth herein, upon liquidation of the corporation each share of the Series A Preferred Stock shall be entitled to share with the holders of the Common Stock the net assets of the corporation in an amount equal to ten times the amount distributable on each share of Common Stock up to a maximum of $100.00 per share of Series A Preferred Stock, provided that the amount distributable to the Series A Preferred Stock under this provision for liquidation participation shall include the liquidation preference of $1.00 per share. The amount distributable under this subsection (c) as a ratio of the amount distributable on each share of Common Stock shall be adjusted by the Board of Directors to reflect any stock dividend, stock split, reclassification or other corporate action affecting the number of shares of Common Stock outstanding other than the issuance of additional shares of Common Stock upon the conversion of any other series Preferred Stock of the corporation which may be convertible into Common Stock, or upon the issuance of additional shares of Common Stock for adequate consideration as determined by the Board of Directors.

(d) Priority. Shares of the Series A Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up and dissolution of the corporation, have priority over the Common Stock and all other classes or series of equity securities of the corporation other than the Series B Preferred Stock and Series C Preferred Stock and such other series of Preferred Stock which by their terms are senior to this series. Except as otherwise provided herein or in any designation of a further series of Preferred Stock, the Series A Preferred Stock shall be on parity with all other series of Preferred Stock as to dividend rights and rights upon liquidation, winding up and dissolution of the corporation.

2. **Series B 1% Non-Voting Preferred Stock**

Ten Thousand (10,000) shares of the Preferred Stock is designated as Series B 1% Non-Voting Preferred Stock ("Series B Preferred Stock"), with such preferences, limitations and relative rights as set forth herein.

(a) Voting Rights. Shares of the Series B Preferred Stock shall not be entitled to vote on any matters submitted to a vote of the Corporation's shareholders, except as otherwise provided by the Oregon Business Corporation Act. To the extent the shares of Series B Preferred Stock is entitled to vote on any matters pursuant to Oregon law, the Series B Preferred Stock, each share shall be entitled to one vote.

(b) Dividends. Shares of the Series B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the corporation legally available therefor, an annual dividend of $1.00 per share, payable quarterly in arrears, on November 15, February 15, May 15 and August 15 (each a "Dividend Payment Date") of each year, provided that the initial dividend period (the "Initial Dividend Period") shall commence on the date of issuance and end on the first following Dividend Payment Date. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of the corporation on such record dates, not more than 30 calendar days and not less than 10 calendar days preceding the payment dates therefor, as are determined by the Board of Directors of the corporation or a duly authorized committee thereof (each of such dates a "Record Date"). Quarterly dividend periods (each a "Dividend Period") shall commence on and include the fifteenth day of November, February, May and August of each year (except as set forth above with respect to the Initial Dividend Period) and shall end on and include the day next preceding the next following Dividend Payment Date.

Dividends on the Series B Preferred Stock shall not be cumulative. No dividend shall be paid on the shares of Common Stock unless and until an annual dividend of $1.00 per share is declared and paid (or declared and a sum sufficient for such full payment so set apart) with respect to the Series B Preferred Stock.

(c) Liquidation. Upon the liquidation, dissolution or winding up of the corporation, shares of the Series B Preferred Stock shall be entitled to receive $1.00 per share of the net assets of the corporation, plus any declared and unpaid dividends thereon.

In addition to the liquidation preference as set forth herein, upon liquidation of the corporation each share of the Series B Preferred Stock shall be entitled to share with the holders of the Common Stock and the Series A Preferred Stock the net assets of the corporation in an amount equal to ten times the amount distributable on each share of Common Stock up to a maximum of $100.00 per share of Series B Preferred Stock, provided that the amount distributable to the Series B Preferred Stock under this provision for liquidation participation shall include the liquidation preference of $1.00 per share. The amount distributable under this subsection (c) as a ratio of that distributable on each share of Common Stock shall be adjusted by the Board of Directors to reflect any stock dividend, stock split, reclassification or other corporate action affecting the number of shares of Common Stock outstanding other than the issuance of additional shares of Common Stock upon the conversion of any other series Preferred Stock of the corporation which may be convertible into Common Stock, or upon the issuance of additional shares of Common Stock for adequate consideration as determined by the Board of Directors.

(d) Priority. Shares of the Series B Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up and dissolution of the corporation, have priority over the Common Stock and all other classes or series of equity securities of the Corporation other than the Series A Preferred Stock and Series C Preferred Stock and such other series of Preferred Stock which by their terms are senior to this series. Except as otherwise provided herein or in any designation of a further series of Preferred Stock, the Series B Preferred Stock shall be on parity with all other series of Preferred Stock as to dividend rights and rights upon liquidation, winding up and dissolution of the Corporation.

3. **Series C 10% Non-Voting Convertible Preferred Stock**

Ten Thousand (10,000) shares of the Preferred Stock is designated as Series C 10% Non-Voting Convertible Preferred Stock ("Series C Preferred Stock"), with such preferences, limitations and relative rights as set forth herein.

(a) Priority. The shares of the Series C Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution of the corporation, rank prior to the corporation's common stock (the "Common Stock"), and to all other classes and series of equity securities of the corporation now or hereafter authorized, issued or outstanding, other than any classes or series of equity securities of the corporation either (i) ranking on a parity with shares of the Series C Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution of the corporation including without limitation the Series A and Series B Preferred Stock (as to which the shares of Series C Preferred Stock shall rank pari passu) (the "Parity Stock"), or (ii) ranking senior to shares of the Series C Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution of the corporation (the Common Stock and such other classes and series of equity securities other than those described in (i) or (ii) collectively may be referred to herein as the "Junior Stock"). The shares of the Series C Preferred Stock shall be subject to the creation of such Parity Stock and such Junior Stock to the extent not expressly prohibited by the Articles of Incorporation. The creation of any capital stock other than Parity Stock or Junior Stock shall be subject to clause (iv) of Section (b) hereof.

Any class or classes of stock of the corporation shall be deemed to rank prior to the Series C Preferred Stock as to dividends and as to distribution of assets upon liquidation, dissolution or winding up if the holders of such class shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of the Series C Preferred Stock.

(b) Voting Rights. Except as otherwise required by applicable law, the holders of shares of the Series C Preferred Stock shall not be entitled to vote for any purpose, except that the holders of shares of Series C Preferred Stock shall be entitled to vote as a separate voting group upon, and a majority of the outstanding Series C Preferred Stock shall be required to vote in favor of, any proposed amendment of, or supplement to, these Restated Articles of Incorporation if the amendment would (i) increase or decrease the aggregate number of the shares of the Series C Preferred Stock; (ii) change the par value of the shares of the Series C Preferred Stock; (iii) alter or change the powers, preferences or special rights of the shares of the Series C Preferred Stock so as to adversely affect (as the term "adversely affect" is interpreted under case law rendered by the courts of the State of Oregon) such powers, preferences or special rights; or (iv) authorize any class of capital stock of the corporation other than Junior Stock or Parity Stock.

In connection with any matter on which the holders of the Series C Preferred Stock are entitled to vote each holder of the Series C Preferred Stock shall be entitled to one vote for each share of the Series C Preferred Stock held by such shareholder.

(c) Dividends. Each holder of Series C Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, or a duly authorized committee thereof, out of funds legally available therefor, cash dividends from the date of issue thereof at the annual rate of $10.00 per share, payable quarterly in arrears, on November 15, February 15, May 15 and August 15 (each a "Dividend Payment Date") of each year, provided that the initial dividend period (the "Initial Dividend Period") shall commence on the date of issuance and end on the first following Dividend Payment Date. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of the corporation on such record dates, not more than 30 calendar days and not less than 10 calendar days preceding the payment dates therefor, as are determined by the Board of Directors of the corporation or a duly authorized committee thereof (each of such dates a "Record Date"). Quarterly dividend periods (each a "Dividend Period") shall commence on and include the fifteenth day of

November, February, May and August of each year (except as set forth above with respect to the Initial Dividend Period) and shall end on and include the day next preceding the next following Dividend Payment Date.

Dividends on the shares of the Series C Preferred Stock shall be noncumulative so that if a dividend on the shares of the Series C Preferred Stock with respect to any Dividend Period is not declared by the Board of Directors of the corporation, or any duly authorized committee thereof, then the corporation shall have no obligation at any time to pay a dividend on the shares of the Series C Preferred Stock in respect of such Dividend Period. The holder of any such shares shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of the noncumulative dividends declared by the Board of Directors, or a duly authorized committee thereof, as set forth herein.

Any Parity Stock issued by the corporation shall only have dividend periods which end on the same date as a Dividend Period. No full dividend shall be declared or paid or set apart for payment on any Parity Stock in respect of any such dividend period unless full dividends on the Series C Preferred Stock for the Dividend Period ending the same date as such dividend period shall have been paid or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment.

If at any time with respect to any Dividend Period dividends are not declared and paid in full (or declared and a sum sufficient for such full payment so set apart) upon the shares of the Series C Preferred Stock, dividends upon shares of the Series C Preferred Stock and dividends on any shares of Parity Stock outstanding shall only be declared by the Board of Directors or a duly authorized committee thereof pro rata with respect thereto, so that the amount of dividends declared per share on the Series C Preferred Stock and such Parity Stock shall bear to each other the same ratio that accrued dividends per share on the shares of the Series C Preferred Stock for such Dividend Period (which shall not include any accumulation in respect of unpaid dividends for prior Dividend Periods) and full dividends, including accumulations, if any, on shares of Parity Stock, bear to each other.

Unless full dividends have been declared and paid (or declared and a sum sufficient for such full payment set apart for payment) on all outstanding shares of the Series C Preferred Stock for the immediately preceding Dividend Period, the corporation shall not declare or pay any dividends (other than in Common Stock or other Junior Stock) or set any amount aside for payment thereof or make any other distribution on the Common Stock or on any other Junior Stock, nor shall any Common Stock nor any other Junior Stock be redeemed (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such Stock), or any Junior Stock or Parity Stock purchased or otherwise acquired by the corporation for any consideration except by conversion into or exchange for Junior Stock.

The amount of dividends payable for the Initial Dividend Period or any period shorter than a full Dividend Period shall be computed on the basis of twelve 30-day months, a 360-day year and the actual number of days elapsed in the period. Dividends payable for each full quarterly dividend period shall be computed by dividing the annual dividend rate by four.

(d) Liquidation. In the event of any liquidation, dissolution or winding up of the corporation, voluntary or involuntary, each holder shall be entitled to receive out of the assets of the corporation, or the proceeds thereof, available for distribution to shareholders, before any distribution of assets is made to the holders of Common Stock or other Junior Stock, liquidating distributions in the amount of $100.00 per share plus dividends accrued and unpaid for the then-current Dividend Period (without accumulation of accrued and unpaid dividends for prior Dividend Periods) to the date fixed for such liquidation, dissolution or winding up, which distribution shall be pari passu with the holders of the Series A Preferred Stock and the Series B Preferred Stock to the extent of the liquidation preference of the Series A Preferred Stock and senior to the rights of the holders of Series A Preferred Stock and Series B Preferred Stock to participate with the holders of the Common Stock in any distribution of the net assets of the corporation. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series C Preferred Stock shall not be entitled to any further participation in any distribution of assets by the corporation. All distributions made with respect to the shares of the Series C Preferred Stock in connection with such liquidation, dissolution or winding up of the corporation shall be made pro rata to the shareholders entitled thereto.

If upon any liquidation, dissolution or winding up of the corporation, the assets of the corporation, and proceeds thereof, available for distribution among the holders of any Parity Stock, shall be insufficient to pay in full the preferential amount set forth in the preceding paragraph above to the holders of Series C Preferred Stock and liquidating payments on all such Parity Stock, then such assets and proceeds shall be distributed among the holders of the Series C Preferred Stock and the holders of all such Parity Stock ratably in accordance with the respective amounts which would be payable on such shares of the Series C Preferred Stock and any such Parity Stock if all amounts payable thereon were paid in full.

(e) Conversion.

(1) Subject to the provisions for adjustment set forth below, each share of the Series C Preferred Stock shall be convertible into ten fully paid and nonassessable shares of Class A Common Stock, provided that the maximum number of shares of Series C Preferred Stock so convertible by any holder shall be such number of shares as shall be convertible into 4.99% of the corporation's outstanding Class A Common Stock at the date of conversion, and each share of Series C Preferred Stock in excess of such number shall be convertible into ten shares fully paid and nonassessable shares of the corporation's Class B Common Stock.

(2) The number of shares of Common Stock into which each share of the Series C Preferred Stock is convertible shall be adjusted from time to time as follows:

(i) In case the corporation shall issue any Common Stock for consideration valued at a per share price less than $10.00, the holder of each share of the Series C Preferred Stock shall be entitled to receive, upon the conversion of such share, the number of shares of Common Stock that is equal to the quotient obtained by dividing the Issue Price by the lowest of any such lower prices. For purposes of this subparagraph (i), the value of any noncash consideration shall be deemed to be the fair market value of such consideration as determined by an independent appraiser satisfactory to the holders of at least two-thirds of the shares of the Series C Preferred Stock at the time outstanding.

(ii) In case the corporation shall (a) pay a dividend on its Common Stock in other shares, (a) subdivide its outstanding Common Stock, (c) combine its outstanding Common Stock into a smaller number of shares of Common Stock, or (d) issue by reclassification of its Common Stock (whether pursuant to a merger or consolidation or otherwise) any other shares of the corporation, then the holder of each share of the Series C Preferred Stock shall be entitled to receive, upon the conversion of such share, the number of shares of the corporation which it would have owned or have been entitled to receive after the happening of any of the events described above had such share been converted immediately prior to the happening of such event. Such adjustment shall be made whenever any of the events listed above shall occur. An adjustment made pursuant to this subparagraph (ii) shall become effective retroactively with respect to conversions made subsequent to the record date in the case of a dividend, and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification;

(iii) In case the corporation shall issue rights or warrants to the holders of its Common Stock as such on a record date entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share (as defined in subsection (3) below) on such record date, then in each such case the number of shares of Common Stock into which each share of the Series C Preferred Stock shall thereafter be convertible shall be determined by multiplying the number of shares of Common Stock into which such shares of the Series C Preferred Stock were theretofore convertible by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares of Common Stock offered for subscription or purchase, and of which the denominator shall be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares of Common Stock which the aggregate offering price of the total number of shares so offered would purchase at such current market price. Such adjustment shall be made whenever any such rights or warrants are issued, and shall become effective retroactively with respect to conversions made subsequent to the record date for the determination of shareholders entitled to receive such rights or warrants. For the purpose of this subparagraph (iii), the issuance of rights or warrants to subscribe for or purchase securities convertible into shares of Common Stock shall be deemed to be the issuance of rights or warrants to purchase the shares of Common Stock into which such securities are convertible at a aggregate offering price equal to the aggregate offering price of such securities plus the minimum aggregate amount (if any) payable upon conversion of such securities into shares of Common Stock; and

(iv) In case the corporation shall distribute to holders of its shares of Common Stock (whether pursuant to a merger or consolidation or otherwise) evidences of its indebtedness or assets or rights to subscribe (excluding cash dividends or distributions out of earnings or earned surplus and distributions or dividends referred to in subparagraph (ii) or (iii) above), then in each such case the number of shares of Common Stock into which each share of the Series C Preferred Stock shall thereafter be convertible shall be determined by multiplying the number of shares of Common Stock into which such share of the Series C Preferred Stock was theretofore convertible by a fraction, of which the numerator shall be the current market price per share of Common Stock (as defined in subsection (3) below) on the record date for determination of shareholders entitled to receive such distribution, and of which the denominator shall be such current market price per share of Common Stock less the fair value (as determined by a independent appraiser acceptable to the holders of at least two-thirds of the shares of the Series C Preferred Stock then outstanding) of the portion of the evidences of indebtedness or assets or rights to subscribe applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made, and shall become effective retroactively with respect to conversions made subsequent to the record date for the determination of stockholders entitled to receive such distribution.

(3) For the purpose of any computation under subsection (2) above, the current market price per share of Common Stock on any date shall be deemed to be the average of the daily Closing Prices for 30 consecutive Trading Days selected by the Board of Directors of the corporation commencing not more than 45 Trading Days before the date in question. The term "Closing Price" on any day shall mean the reported last sale price per share of Common Stock regular way on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices regular way, in each case on the New York Stock Exchange Composite Tape, or, if the shares of Common Stock are not listed or admitted to trading on such Exchange, on the American Stock Exchange Composite Tape, or, if the shares of Common Stock are not listed or admitted to trading on such Exchange, the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading, or, if the shares of Common Stock are not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices in the over-the-counter market as reported by the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), or, if not so reported, the fair market value of a share of Common Stock as defined in good faith by the Board of Directors of the corporation; and the term "Trading Day" shall mean a day on which the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading is open for the transaction of business or, if the shares of Common Stock are not listed or admitted to trading on any national securities exchange, a Monday, Tuesday, Wednesday, Thursday or Friday on which prices in the over-the-counter market are reported by NASDAQ.

(4) All calculations under this Section (e) shall be made to the nearest one-hundred thousandth of a share, and if more than one share of the Series C Preferred Stock is surrendered for conversion at one time by a holder, the number of shares of Common Stock which shall be issuable on conversion thereof shall be computed on the basis of all such shares so surrendered. Whenever any adjustment is required in the shares of Common Stock into which each share of the Series C Preferred Stock is convertible, the corporation shall forthwith file with the holders a statement describing in reasonable detail the adjustment and the method of calculation used. The certificate of any independent firm of public accountants of recognized national standing selected by the Board of Directors shall be presumptive evidence of the correctness of any computation made under this Section (e).

(5) The Board of Directors may make such adjustments in the conversion rate, in addition to those required by this Section (e), as shall be determined by the Board, as evidenced by a Board resolution, to be advisable; provided, however, that no such adjustment shall adversely affect the rights of conversion provided for herein. The Board shall have the power to resolve any ambiguity or correct any error in this Section (e) and its action in so doing, as evidenced by a Board resolution, shall be final and conclusive; provided, however, that no such action shall adversely affect the rights of conversion provided herein.

(6) In case of any reorganization, consolidation or merger of the corporation as a result of which the holders of Common Stock shall be entitled to receive stock, other securities, cash or other assets with respect to or in exchange for Common Stock, or in case of any sale, transfer, exchange or conveyance of all or substantially all of the property or assets of the corporation as an entirety, the holder of a share of the Series C Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities or other assets receivable upon such reorganization, consolidation, merger, sale, transfer, exchange or conveyance by a holder of the number of shares of Common Stock into which such share of the Series C Preferred Stock might have been converted immediately prior to such reorganization, consolidation, merger, sale, transfer, exchange or conveyance and shall have no other conversion rights with regard to such share of the Series C Preferred Stock. The provisions of this subsection shall similarly apply to successive reorganizations, consolidations, mergers, sales, transfers, exchanges or conveyances.

(7) The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purposes of issuance upon conversion of shares of the Series C Preferred Stock, the full number of shares of Common Stock then deliverable upon the conversion of all shares of the Series C Preferred Stock then outstanding.

(8) The corporation will pay any and all taxes that may be payable in respect of the issuance or delivery of shares of Common Stock on conversion of shares of the Series C Preferred Stock. The corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer

involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of the Series C Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the corporation the amount of any such tax or has established to the satisfaction of the corporation that such tax has been paid.

(9) For the purpose of this Section (e), the term "Common Stock" shall include any shares of any class or series of capital stock of the corporation which has no preference or priority in the payment of dividends or in the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation and which is not subject to redemption by the corporation. Notwithstanding the foregoing, the shares of Common Stock issuable upon conversion of shares of the Series C Preferred Stock shall include only shares of the class designated as Class A Common Stock and Class B Common Stock, as provided in Section (e)(1), as of the original date of issuance of the shares of the Series C Preferred Stock, or shares of the corporation of any classes or series resulting from any reclassification or reclassifications thereof and which have no preference or priority in the payment of dividends or in the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation and which are not subject to redemption by the corporation. If at any time there shall be more than one such resulting class or series, the shares of each such class and series then so issuable shall be substantially in the proportion which the total number of shares of such class and series resulting from all such reclassifications bears to the total number of shares of all such classes and series resulting from all such reclassifications.

(10) No fractional shares or scrip representing fractional shares shall be issued upon the conversion of shares of the Series C Preferred Stock. If any such conversion would otherwise require the issuance of a fractional share, an amount equal to such fraction multiplied by the current market price (determined as provided in subsection (3) above) of the shares of Common Stock on the day of conversion shall be paid to the holder in cash by the corporation.

(11) Each holder of the Series C Preferred Stock, of record at the close of business on a dividend payment Record Date, shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the conversion thereof or the corporation's default on payment of the dividend due on such Dividend Payment Date. However, shares of the Series C Preferred Stock surrendered for conversion during the period after any dividend payment Record Date and before such Dividend Payment Date must be accompanied by a payment of an amount equal to the dividend payable on such Dividend Payment Date. Any holder on a dividend payment Record Date who (or whose transferees) converts shares of the Series C Preferred Stock on a Dividend Payment Date shall receive the dividend payable on such Series C Preferred Stock shares by the corporation on such date, and the converting holder need not include payment in the amount of such dividend upon surrender of the Series C Preferred Stock for conversion.

(f) Payments on Stock Ranking Junior. In the event of any such liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, unless and until payment in full is made to the holders of the liquidation distribution to which they are entitled, no dividend or other distribution shall be made to the holders of the Common Stock or any other Junior Stock, and no purchase, redemption or other acquisition for any consideration by the corporation shall be made in respect of the shares of the Common Stock or such other class of Junior Stock.

Neither a consolidation or merger of the corporation into or with another entity or entities nor the sale, transfer or exchange (for cash, shares of equity stock, securities or other consideration) of all or substantially all of the property and assets of the corporation, shall be deemed to be a liquidation, dissolution or winding up of the corporation within the meaning of this resolution.

(g) Sinking Fund. No sinking fund shall be provided for the purchase or redemption of shares of the Series C Preferred Stock.

(h) Redemption. The Series C Preferred Stock is not redeemable by the corporation, the holder or any other person.

ARTICLE IV

BOARD OF DIRECTORS

The number of directors of the corporation shall be as provided in the corporation's bylaws. The names of directors constituting the initial Board of Directors of the corporation shall be as elected by the incorporator at the organizational meeting of the corporation.

ARTICLE V

LIMITATIONS ON LIABILITY OF DIRECTORS

No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for conduct as a director, except that this provision shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date of adoption of this Article and that this provision shall not eliminate or limit the liability of a director for (a) any breach of the director's duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) any distribution to shareholders which is unlawful under the Oregon Business Corporation Act or successor statute; or (d) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions prior to such amendment or repeal.

If the Oregon Business Corporation Act is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Oregon Business Corporation Act, as so amended.

ARTICLE VI

INDEMNIFICATION

A. Non-Derivative Actions. Subject to the provisions of Sections C and F below, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, (including all appeals) (other than an action by or in the right of the corporation) by reason of or arising from the fact that the person is or was a director or officer of the corporation or one of its subsidiaries, or is or was serving at the request of the corporation as a director, officer, partner, or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorney's fees), judgments, fines, penalties, excise taxes assessed with respect to any employee benefit plan and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with such action, suit or proceeding if the person acted in good faith, did not engage in intentional misconduct, and, with respect to any criminal action or proceeding, did not know the conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith or, with respect to any criminal action or proceeding, that the person knew that the conduct was unlawful.

B. Derivative Actions. Subject to the provisions of Sections C and F below, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit (including all appeals) by or in the right of the corporation to procure a judgment in its favor by reason of or arising from the fact that the person is or was a director or officer of the corporation or one of its subsidiaries, or is or was serving at the request of the corporation as a director, officer, partner, or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against reasonable expenses (including attorneys' fees) actually incurred by the person to be indemnified in connection with the defense or settlement of such action or suit if the person acted in good faith, provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for deliberate misconduct in the performance of that person's duty to the corporation, for any transaction in which the person received an improper personal benefit, for any breach of the duty of loyalty to the corporation, or for any distribution to shareholders which is unlawful under the Oregon Business Corporation Act, or successor statute, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

C. Determination of Right to Indemnification in Certain Cases. Subject to the provisions of Sections E and F below, indemnification under Sections A and B of this Article shall not be made by the corporation unless it is expressly determined that indemnification of the person who is or was an officer or director, or is or was serving at the request of the corporation as a director, officer, partner, or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, is proper in the circumstances because the person has met the applicable standard of conduct set forth in Sections A or B. That determination may be made by any of the following:

1. By the Board of Directors by majority vote of a quorum consisting of directors who are not or were not parties to the action, suit or proceeding;

2. If a quorum cannot be obtained under paragraph (1) of this subsection, by majority vote of a committee duly designated by the Board of Directors consisting solely of two or more directors not at the time parties to the proceeding (directors who are parties to the proceeding may participate in designation of the committee);

3. By special legal counsel selected by the Board of Directors or its committee in the manner prescribed in (1) or (2) or, if a quorum of the Board of Directors cannot be obtained under (1) and a committee cannot be designated under (2) the special legal counsel shall be selected by majority vote of the full Board of Directors, including directors who are parties to the proceeding;

4. By the shareholders; or

5. By a court of competent jurisdiction.

D. Indemnification of Persons Other than Officers or Directors. Subject to the provisions of Section F, in the event any person not entitled to indemnification under Sections A and B of this Article was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding of a type referred to in Sections A or B of this Article by reason of or arising from the fact that such person is or was an employee or agent (including an attorney) of the corporation or one of its subsidiaries, or is or was serving at the request of the corporation as an employee or agent (including an attorney) of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, the Board of Directors of the corporation by a majority vote of a quorum (whether or not such quorum consists in whole or in part of directors who were parties to such action, suit or proceeding) or the stockholders of the corporation by a majority vote of the outstanding shares may, but shall not be required to, grant to such person a right of indemnification to the extent described in Sections A or B of this Article as if the person were acting in a capacity referred to therein, provided that such person meets the applicable standard of conduct set forth in such Sections. Furthermore, the Board of Directors may designate by resolution in advance of any action, suit or proceeding, those employees or agents (including attorneys) who shall have all rights of indemnification granted under Sections A and B of this Article.

E. Successful Defense. Notwithstanding any other provision of Sections A, B, C or D of this Article, but subject to the provisions of Section F, to the extent a director, officer, employee or agent (including an attorney) is successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections A, B or D of this Article, or in defense of any claim, issue or matter therein, that person shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.

F. Condition Precedent to Indemnification Under Sections A, B or D. Any person who desires to receive the benefits otherwise conferred by Sections A, B or D of this Article shall promptly notify the corporation that the person has been named a defendant to an action, suit or proceeding of a type referred to in Sections A, B or D and intends to rely upon the right of indemnification described in Sections A, B or D of this Article. The notice shall be in writing and mailed, via registered or certified mail, return receipt requested, to the President of the corporation at the executive offices of the corporation or, in the event the notice is from the President, to the registered agent of the corporation. Failure to give the notice required hereby shall entitle the Board of Directors of the corporation by a majority vote of a quorum (consisting of directors who, insofar as indemnity of officers or directors is concerned, were not parties to such action, suit or proceeding, but who, insofar as indemnity of employees or agents is concerned, may or may not have been parties) or the stockholders of the corporation by a majority of the votes entitled to be cast by holders of shares of the corporation's stock which have unlimited voting rights of the corporation to make a determination that such a failure was prejudicial to the corporation in the circumstances and that, therefore, the right to indemnification referred to in Sections A, B or D of this Article shall be denied in its entirety or reduced in amount.

G. Advances for Expenses. Expenses incurred by a person indemnified hereunder in defending a civil, criminal, administrative or investigative action, suit or proceeding (including all appeals) or threat thereof, may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such expenses if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation and a written affirmation of the person's good faith belief that he or she has met the applicable standard of conduct. The undertaking must be a general personal obligation of the party receiving the advances but need not be secured and may be accepted without reference to financial ability to make repayment.

H. Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or one of its subsidiaries or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against and incurred by that person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify that person against such liability under the provisions of this Article or under the Oregon Business Corporation Act.

I. Purpose and Exclusivity. The indemnification referred to in the various Sections of this Article shall be deemed to be in addition to and not in lieu of any other rights to which those indemnified may be entitled under any statute, rule of law or equity, agreement, vote of the stockholders or Board of Directors or otherwise. The corporation is authorized to enter into agreements of indemnification. The purpose of this Article is to augment the provisions of the Oregon Business Corporation Act dealing with indemnification.

J. Severability. If any of the provisions of this Article are found, in any action, suit or proceeding, to be invalid or ineffective, the validity and the effect of the remaining provisions shall not be affected.

ARTICLE VII

ADDRESS FOR NOTICES

The address where the Secretary of State may mail notices is FP&S Registry Services, Inc., 101 S.W. Main Street, 15th Floor, Portland, Oregon 97204.

RESTATED BYLAWS

OF

ALBINA COMMUNITY BANCORP

(Effective as of June 6, 2006)

TABLE OF CONTENTS

RESTATED BYLAWS

OF

ALBINA COMMUNITY BANCORP

ARTICLE 1

SHAREHOLDERS' MEETINGS

Section 1.1 Annual Meeting. The annual meeting of the shareholders shall be held on the third Tuesday of April of every year at the principal office of the corporation or at such other time, date or place as may be determined by the Board of Directors. At such meeting the shareholders entitled to vote shall elect a Board of Directors and transact such other business as may come before the meeting. Business shall be deemed as properly coming before the annual meeting of shareholders if and only if (i) such business is set forth in the corporation's notice to shareholders, (ii) the board of directors of the corporation, after the mailing of the notice to shareholders of the annual meeting, determines that it is appropriate that such business be brought before the annual meeting of shareholders or (iii) such business is proposed by a person who is entitled to vote at that meeting and who complies with the notice procedures set forth in this Section 1.1 and the Secretary of the corporation, in the Secretary's reasonable discretion, determines that such business is of a nature as is appropriate for action by shareholders of the corporation under the Oregon Business Corporation Act. Any person who wishes to raise a matter of business for action or discussion at the annual meeting of shareholders that is not set forth in the corporation's notice of such meeting shall give timely written notice of such business to the Secretary of the corporation. Such notice shall include (a) a brief description of the business which the person desires to bring before the annual meeting, (b) the reasons for conducting such business at the annual meeting of shareholders, (c) the name of and numbers of shares held of record and any other shares which are directly or indirectly beneficially owned by the person making such proposal and any other persons with whom the person making such proposal is directly or indirectly acting in connection with such proposal, (d) a full description of any direct or indirect financial or other interest which the person making such proposal or any other persons with whom the person making such proposal is directly or indirectly acting in connection with such proposal may have in the outcome of such business and (e) the names of and numbers of shares held of record or beneficially owned by persons from whom the person making such proposal (or others on behalf of or in concert with the actions of the person making such proposal) has obtained proxies (including revocable proxies) to vote shares in connection with such business if it should come before the annual meeting of shareholders. Any such notice shall be deemed timely if a notice completely and accurately setting forth all of the above information is received by the Secretary of the corporation at the principal executive office of the corporation not later than 14 days after the mailing of the notice of the annual meeting of shareholders.

Section 1.2 Special Meetings. The corporation shall hold special meetings of shareholders at any time on call of the President or the Board of Directors, or on demand in writing by shareholders of record holding shares with at least 10 percent of the votes entitled to be cast on any matter proposed to be considered at the special meeting. Only business within the purpose or purposes set forth in the notice of such meeting may be conducted at a special meeting of shareholders.

Section 1.3 Notice. Written notice stating the place, date and time of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the President or the Secretary, to each shareholder of record entitled to vote at such meeting. If mailed, the notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at the shareholder's address as it appears on the current shareholder records of the corporation, with postage prepaid.

Section 1.4 Waiver of Notice. A shareholder may, at any time, waive any notice required by these Bylaws, the Articles of Incorporation or the Oregon Business Corporation Act. The waiver must be in writing, be signed by the shareholder, and be delivered to the corporation for inclusion in the minutes and filing in the corporate records. A shareholder's attendance at a meeting waives any objection to (a) lack of notice or defective notice, unless the shareholder objects at the beginning of the meeting to holding the meeting or transacting business at the meeting and (b) consideration of any matter at the meeting that is not within the purpose or purposes described in the notice of a special meeting, unless the shareholder objects to considering the matter when it is presented.

Section 1.5 Voting. Except as otherwise provided in the Articles of Incorporation, each shareholder shall be entitled to one vote, in person or by proxy, on each matter voted on at a shareholder's meeting for each share of stock entitled to vote outstanding in such shareholder's name on the records of the corporation. Shares held by a corporation, a majority of the shares entitled to vote for directors of which are held by this corporation, may not be voted unless such shares are held as trustee or in another fiduciary capacity.

Section 1.6 Quorum; Vote Required. A majority of the shares entitled to vote on a matter, represented in person or by proxies, shall constitute a quorum with respect to that matter at any meeting of the shareholders. If a quorum is present, action on a matter, other than the election of directors, is approved if the votes cast in favor of the action exceed the votes cast in opposition, unless the vote of a greater number is required by the Oregon Business Corporation Act or the Articles of Incorporation. Election of directors is governed by Section 2.1 of these Bylaws.

Section 1.7 Action Without Meeting. Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a written consent, or consents, describing the action taken is signed by all of the shareholders entitled to vote on the action and delivered to the corporation for inclusion in the minutes and filing with the corporate records. The action is effective when the last shareholder signs the consent, unless the consent specifies an earlier or later effective date. A consent signed under this section has the effect of a meeting vote and may be described as such in any document. Unless a record date for determining the shareholders entitled to take action without a meeting is otherwise established, the record date for that purpose is the date the first shareholder signs the consent. If the Oregon Business Corporation Act requires that notice of a proposed action be given to non-voting shareholders and the action is to be taken by unanimous consent of the shareholders, at least 10 days written notice of the proposed action shall be given to non-voting shareholders before the action is taken.

ARTICLE 2

BOARD OF DIRECTORS

Section 2.1 Number and Election of Directors. The Board of Directors shall consist of not less than 5 members and not more than 11 members. The number of directors shall be established within this range from time to time by resolution of the Board of Directors. Each director shall be elected to hold office for a term of three years, and until his or her successor has been elected and qualified, subject to prior death, resignation or removal, such term to expire on the date of the annual meeting of shareholders. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. No fewer than two and no more than four directors shall have terms expiring in the same year, except where the board of directors consists of 5 member, in which event no fewer than one and no more than two directors shall have terms expiring in the same year, and in any event, the number of directors whose terms expire in any one year shall be less than one half of the total number of directors. At each annual meeting, the shareholders shall elect directors by a plurality of the votes cast by the shares entitled to vote in the election. Vacancies on the board of directors resulting from the death, resignation or removal of a director or from an increase in the number of directors, may be filled either by action of the remaining board of directors in accordance with Section 2.2 of these Bylaws or by the shareholders of the annual meeting of shareholders or at a special meeting of shareholders called for such purpose by a plurality of the votes cast by the shares entitled to vote in the election. Only persons who have been nominated for election may be elected as directors of the corporation. Persons may be nominated to serve as directors (a) by action of the Board of Directors or, if the remaining directors do not constitute a quorum, by a majority vote of the remaining directors or (b) by a person who is entitled to vote at the meeting at which the election of directors is proposed provided that such person gives timely written notice of such proposed nomination to the Secretary of the corporation. Such notice shall state (i) the name of each person which the person making the nomination intends to nominate to serve as a director, (ii) the number of shares held of record and any other shares which are directly or indirectly beneficially owned by each nominee and (iii) all information regarding each nominee that would be required to be disclosed in solicitations of proxies for the election of directors or is otherwise required in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended and as in effect at such time. Such notice shall also be accompanied by a signed consent from each proposed nominee that such nominee consents to being named in and having information regarding such nominee included in any proxy materials or other communications to shareholders if the corporation chooses to do so and agreeing to serve as a director of the corporation if elected. Any such notice from a person making a nomination shall be deemed timely if a notice completely and accurately setting forth all of the above information is received by the Secretary of the corporation at the principal executive office of the corporation not later than 14 days after the mailing of the notice of the meeting of shareholders at which the election of directors is to take place.

Section 2.2 Vacancies. Unless otherwise provided in the Articles of Incorporation, any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled by the Board of Directors or if the remaining directors do not constitute a quorum, by the affirmative vote of a majority of the remaining directors. A director elected to fill a vacancy shall be elected for the unexpired term of the director's predecessor in office, subject to prior death, resignation or removal.

Section 2.3 Annual Meeting. There shall be an annual meeting of the Board of Directors which may be held without notice immediately after the adjournment of the annual meeting of the shareholders or at another time designated by the Board of Directors upon notice in the same manner as provided in Section 2.5. The annual meeting shall be held at the principal office of the corporation or at such other place as the Board of Directors may designate.

Section 2.4 Regular Meetings. The Board of Directors may by resolution provide for regular meetings. Each director then in office shall be provided written notice of the scheduled date, hour and place of each regular meeting, personally delivered or mailed by United States mail, first class postage prepaid, addressed to each director at the director's address appearing on the records of the corporation, not less than seven (7) days prior to the date of the first regular meeting held after the adoption or modification of the resolution providing for regular meetings.

Section 2.5 Special Meetings. Special meetings of the Board of Directors may be called by the President, the Chief Executive Officer or any member of the Board of Directors. Each director shall be given notice of each special meeting which shall be actually delivered, orally or in writing, not less than 24 hours prior to the meeting or mailed by deposit in the United States mail, first class postage prepaid, addressed to the director at the director's address appearing on the records of the corporation not less than 72 hours prior to the meeting. Special meetings of the directors may also be held at any time when all members of the Board of Directors are present and consent to a special meeting. Special meetings of the directors shall be held at the principal office of the corporation or at any other place designated by a majority of the Board of Directors.

Section 2.6 Telephonic Meetings. The Board of Directors may permit directors to participate in a meeting by any means of communication by which all of the persons participating in the meeting can hear each other at the same time. Participation in such a meeting shall constitute presence in person at the meeting.

Section 2.7 Waiver of Notice. A director may, at any time, waive any notice required by these Bylaws, the Articles of Incorporation or the Oregon Business Corporation Act. Except as otherwise provided in this Section, the waiver must be in writing, be signed by the director, must specify the meeting for which notice is waived, and be delivered to the corporation for inclusion in the minutes and filing in the corporate records. A director's attendance at a meeting waives any required notice, unless the director at the beginning of the meeting or promptly upon the director's arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

Section 2.8 Quorum. A majority of the number of directors that has been prescribed within the range established by Section 2.1 of these Bylaws shall constitute a quorum for the transaction of business.

Section 2.9 Voting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless otherwise provided by the Articles of Incorporation or these Bylaws.

Section 2.10 Action Without Meeting. Unless otherwise provided by the Articles of Incorporation, any action required or permitted to be taken at a Board of Directors meeting may be taken without a meeting if a written consent, or consents, describing the action taken is signed by each director and included in the minutes and filed with the corporate records. The action is effective when the last director signs the consent, unless the consent specifies an earlier or later effective date. A consent signed under this section has the effect of a meeting vote and may be described as such in any document.

Section 2.11 Removal of Directors. Unless otherwise provided by the Articles of Incorporation, the shareholders, at any meeting of the shareholders called expressly for that purpose, may remove any director from office, with or without cause.

Section 2.12 Powers of Directors. The Board of Directors shall have sole responsibility for the management of the business of the corporation. In the management and control of the property, business and affairs of the corporation, the Board of Directors is vested with all of the powers possessed by the corporation itself, so far as this delegation of power is not inconsistent with the Oregon Business Corporation Act, the Articles of Incorporation, or these Bylaws. The Board of Directors shall have power to determine what amount constitutes net earnings of the corporation, what amount shall be reserved for working capital and for any other purpose, and what amount shall be declared as dividends, and such determinations by the Board of Directors shall be final and conclusive except as otherwise provided by the Oregon Business Corporation Act and the Articles of Incorporation. The Board of Directors shall designate one or more officers of the corporation who shall have the power to sign all deeds, leases, contracts, mortgages, deeds of trust and other instruments and documents executed by and binding upon the corporation. In the absence of a designation of any other officer or officers, the Chief Executive Officer shall be the officer so designated.

Section 2.13 Committees. Unless the Articles of Incorporation otherwise provide, a majority of the Board of Directors may designate from among its members an Executive Committee or other committees of two or more members each. Each committee shall have such powers and shall perform such duties as may be delegated and assigned to the committee by the Board of Directors. No committee shall have the authority of the Board of Directors with reference to approving dividends or other distributions to shareholders; amending the Articles of Incorporation; adopting a plan of merger; recommending to the shareholders the sale, lease or exchange, or other disposition of all or substantially all the property and assets of the corporation otherwise than in the usual and regular course of its business; recommending to the shareholders a voluntary dissolution of the corporation or a revocation thereof; approving or proposing to shareholders other actions required to be approved by the shareholders; authorizing or approving any reacquisition of shares of the corporation, except pursuant to a formula or method prescribed by the Board of Directors; authorizing or approving the issuance or sale or contract for sale of shares of the corporation's stock, or determining the designation and relative rights, preferences and limitations of a class or series of shares, except as authorized by the Board of Directors within limits specifically prescribed by the Board of Directors; amending the Bylaws of the corporation; or taking any other action prohibited by the Oregon Business Corporation Act. The provisions of Sections 2.4, 2.5, 2.6, 2.7, 2.8, 2.9, and 2.10 of the Bylaws shall also apply to all committees. Each committee shall keep written records of its activities and proceedings. All actions by committees shall be reported to the Board of Directors at the next meeting following the action and the Board of Directors may ratify or may revise or alter such action, provided that no rights or acts of third parties shall be affected by any such revision or alteration.

Section 2.14 Chairman of the Board. The Board of Directors may elect one of its members Chairman of the Board of Directors. The Chairman shall advise and consult with the Board of Directors and the officers of the corporation as to the determination of policies of the corporation, shall preside at all meetings of the Board of Directors and of the shareholders, and shall perform such other functions and responsibilities as the Board of Directors shall designate from time to time.

Section 2.15 Retirement Age. No person shall be eligible to be elected as a director of the corporation who has attained the age of 70.

Section 2.16 Advisory Directors. The Board of Directors may, from time to time, appoint one or more persons to serve as advisory directors to the corporation to serve terms expiring with the following annual meeting of shareholders. Advisory directors may receive notices of and attend all meetings and be appointed to committees of the Board of Directors but shall not have a vote on any matters considered by the Board of Directors or any committee.

ARTICLE 3

OFFICERS

Section 3.1 Composition. The officers of this corporation shall consist of a President, one or more Vice Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors at the annual meeting of the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by or in the manner directed by the Board of Directors, and any vacancies occurring in any office of this corporation may be filled by election or appointment by the Board of Directors at any regular meeting or any special meeting called for that purpose. All officers shall hold their office until the next annual meeting of the Board of Directors and until their successors are elected and qualified, subject to prior death, resignation or removal.

Section 3.2 President. At the request of the Chairman of the Board of Directors or in the Chairman's absence, the President shall preside at meetings of the Board of Directors and of the shareholders. The President shall sign such documents and instruments of the corporation as may be required by the Articles of Incorporation or these Bylaws, or as may be requested by the Chief Executive Officer, and shall perform such other duties as may be prescribed by the Board of Directors.

Section 3.3 Vice President. The Vice President shall have all of the powers and perform all of the duties of the President during the absence or disability of the President, and shall perform such other duties as may be prescribed by the Board of Directors. If there shall be more than one Vice President, the Board of Directors may designate the order of seniority in which the Vice Presidents shall act.

Section 3.4 Secretary. The Secretary shall keep the minutes and records of all the meetings of the shareholders and directors and other official business of the corporation. The Secretary shall give notice of meetings to the shareholders and directors and shall perform such other duties as may be prescribed by the Board of Directors.

Section 3.5 Treasurer. It shall be the duty of the Treasurer to receive all moneys and funds of the corporation and to deposit the same in the name and to the account of the corporation in the bank or banks designated by the Board of Directors. The Treasurer shall keep accurate books of account and shall make reports of financial transactions of the corporation to the Board of Directors and shall perform such other duties as may be prescribed by the Board of Directors. If the Board of Directors elects a Vice President, Finance or a Chief Financial Officer, the duties of the office of Treasurer may rest in that officer and in that event, the Board of Directors need not appoint a Treasurer.

Section 3.6 Chief Executive Officer. The Board of Directors shall designate one of the officers of the corporation or the Chairman of the Board of Directors to serve as the Chief Executive Officer of the corporation. In the absence of a designation of any other officer, the President shall also be the Chief Executive Officer. The Chief Executive Officer shall be responsible for implementing the policies and goals of the corporation as stated by the Board of Directors; shall have general supervision over the property, business and affairs of the corporation; and shall have authority to hire and fire personnel and take such other actions as are necessary and appropriate to implement the policies, goals and directions of the Board of Directors.

Section 3.7 Removal. The directors, at any regular meeting or any special meeting called for that purpose, may remove any officer from office with or without cause; provided, however, that no removal shall impair the contract rights, if any, of the officer removed or of this corporation or of any other person or entity.

ARTICLE 4

STOCK AND OTHER SECURITIES

Section 4.1 Certificates. All stock and other securities of this corporation shall be represented by certificates which shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof.

Section 4.2 Transfer Agent and Registrar. The Board of Directors may from time to time appoint one or more Transfer Agents and one or more Registrars for the stock and other securities of the corporation. The signatures of the President or a Vice President and the Secretary or an Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed by a Transfer Agent, or registered by a Registrar, and the Transfer Agent or Registrar is neither the corporation itself nor an employee of the corporation.

Section 4.3 Transfer. Title to a certificate and to the interest in this corporation represented by that certificate can be transferred only: (a) by delivery of the certificate endorsed by the person appearing by the certificate to be the owner of the interest represented thereby either in blank or to a specified person or (b) by delivery of the certificate and a separate document containing a written assignment of the certificate or a power of attorney to sell, assign or transfer the same, signed by the person appearing by the certificate to be the owner of the interest represented thereby either in blank or to a specified person.

Section 4.4 Necessity for Registration. Prior to presentment for registration upon the transfer books of the corporation of a transfer of stock or other securities of this corporation, the corporation or its agent for purposes of registering transfers of its securities may treat the registered owner of the security as the person exclusively entitled to vote; to receive any notices; to receive payment of any interest on a security, or of any ordinary, extraordinary, partial liquidating, final liquidating, or other dividend, or of any other distribution, whether paid in cash or in securities or in any other form; and otherwise to exercise or enjoy any or all of the rights and powers of an owner.

Section 4.5 Fixing Record Date. The Board of Directors may fix in advance a date as record date for the purpose of determining the registered owners of stock or other securities entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof; to receive payment of any interest on a security, or of any ordinary, extraordinary, partial liquidating, final liquidating, or other dividend, or of any other distribution, whether paid in cash or in securities or in any other form; to otherwise exercise or enjoy any or all of the rights and powers of an owner, or in order to make a determination of registered owners for any other proper purpose. The record date shall be not more than 70 days and, in case of a meeting of shareholders, not less than 10 days prior to the date on which the particular action which requires such determination of registered owners is to be taken.

Section 4.6 Record Date for Adjourned Meeting. A determination of shareholders entitled to notice of or to vote at a shareholders meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date. A new record date must be fixed if a shareholders' meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

Section 4.7 Lost Certificates. In case of the loss or destruction of a certificate of stock or other security of this corporation, a duplicate certificate may be issued in its place upon such conditions as the Board of Directors shall prescribe.

ARTICLE 5

CORPORATE SEAL

If this corporation has a corporate seal, its size and style is shown by the impression on the margin hereof.

ARTICLE 6

AMENDMENTS

Unless otherwise provided in the Articles of Incorporation, the Bylaws of this corporation may be amended or repealed by the directors, subject to amendment or repeal by action of the shareholders, at any regular meeting or at any special meeting called for that purpose, provided notice of the proposed change is given in the notice of the meeting or notice thereof is waived in writing.

ARTICLE 7

SEVERABILITY

If any provision of these Bylaws is found, in any action, suit or proceeding, to be invalid or ineffective, the validity and the effect of the remaining provisions shall not be affected.

These Restated Bylaws were duly adopted by the Board of Directors pursuant to consent resolutions effective June 6, 2006.

Jeana Woolley
Corporate Secretary, Albina Community Bancorp

30117447.01

Exhibit 3.1


NUMBER
SHARES
This Certifies that ______ is the
registered holder of ______ Shares
transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.
In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed
this ______ day of ______ A.D. ______
©GOES 720
All Rights Reserved

APPLICATION FOR SUBSCRIPTION OF CLASS A COMMON STOCK

ALBINA COMMUNITY BANCORP

APPLICATIONS FOR SUBSCRIPTIONS MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME ON ____________, 2006.

I, the undersigning subscriber, hereby subscribe for and agree to purchase the number of shares of Class A common stock of ALBINA COMMUNITY BANCORP (herein referred to as the "Company") for the aggregate purchase price set forth on page two hereof. The Company is a corporation organized under Oregon law for the purpose of serving as a holding company for Albina Community Bank, an Oregon state chartered bank (the "Bank"). I understand that the purchase price of each share of Class A common stock is $12.00. I understand that unless I am an existing shareholder or employee of the Company or the Bank that I must subscribe for a minimum of 2,000 shares (unless an exception to the minimum is otherwise authorized by the Company's Board of Directors.

I understand that there is no minimum for this offering and the Company will have access to any funds that they have accepted at any time.

I attest and acknowledge that I have received an Offering Circular and that I am not relying upon any information other than as set forth in the Offering Circular. I further attest and acknowledge that I have the requisite authority and capacity to execute this Agreement. I further understand and acknowledge that this subscription is for an equity investment in the Company; that this investment is not protected by any deposit insurance; and that this investment involves risk, including the possible loss of principal.

I understand that the Company's board of director may terminate the offering early or may extend the term of the offering for up to two additional 30-day periods after the expiration date listed in the Offering Circular.

I understand and acknowledge that the Board of Directors reserves the right to reject any subscription, in its sole discretion, in whole or in part, for any reason whatsoever.

PLEASE COMPLETE REVERSE SIDE OF THIS AGREEMENT
and return with full payment of subscription amount to:
ALBINA COMMUNITY BANCORP
2002 N.E. Martin Luther King, Jr. Blvd.
Portland, Oregon 97212
(503) 287-7537

SUBSCRIPTION AGREEMENT
ALBINA COMMUNITY BANCORP
(Page 2 of 2)

Number of Shares ________ @ $12.00 per share = __________________

The capital stock, when issued, will be registered as follows (*see* ***instructions sheet***):

____

Address: ______________________________ ______________________________

Telephone: ______________________
State of Residence: ________________
Taxpayer I.D. (SSN)# ______________

____
Subscriber's Signature

____
Joint Subscriber's Signature

____
Printed Name

____
Printed Name

If Subscriber is an entity, indicate capacity of person signing:

____

Date: _________________________

We will hold payment for your subscription in a segregated account until we have accepted or rejected the subscription, in whole or in part. If your subscription is accepted, you will receive by return mail a copy of this Agreement signed by an Albina Community Bancorp representative. As soon as administratively possible after the closing of the offering, you will receive an acknowledgement of the shares purchased in this offering. Please note that we have the discretion to accept your subscription in full, to accept only a portion of your subscription, or to reject your subscription entirely. If only a portion of your subscription is accepted, you will receive acknowledgment of the number of shares issued and a refund for the balance of your purchase price.

COMPANY USE ONLY

The foregoing Application for Subscription of Common Stock is accepted for Albina Community Bancorp.

Total Accepted Subscription Amount $ __________________ **(** ____________ **shares)**

Subscription # ________________________ **By:** ______________________________

Date: ________________________ **Its** ______________________________

INSTRUCTIONS FOR DELIVERY OF SUBSCRIPTION AND PAYMENT
ALBINA COMMUNITY BANCORP

COMPLETING THE SUBSCRIPTION AGREEMENT:

1. The Offering calls for a minimum purchase of $24,000 (2,000 shares), unless you are an existing shareholder or employee of the Company or the Bank.

2. When indicating how the stock should be registered, please, BY PRINTING CLEARLY, enter full name(s) and, if the name(s) are not those of individual(s), indicate the full legal name and type of organization involved (e.g., corporation, partnership, or trust). For qualified retirement plans, provide exact wording for ownership registration. For joint ownership, or transfers to minors, or for self-directed retirement plans, use the abbreviations and instructions set forth below:

   A. COM PRO -- Community Property (Note: Stock held as community property can be registered as "John Doe as COM PRO" and requires only one signature.)

   B. TEN COM -- Tenants in Common

   C. JT TEN -- Joint Tenants with Right of Survivorship

   D. Trustee Ownership should be registered as "John Doe, as Trustee of (Name of Trustor)".

   E. Custodian under Uniform Gifts to Minors Act should be registered as "(Custodian's Name) for (Minor's Name) under UGMA of (State)".

   F. SELF-DIRECTED RETIREMENT PLAN—Submit this Subscription Agreement to the plan trustee or custodian for execution. For further assistance please feel free to contact the Company. As always, consult your individual tax or legal advisor as to the specifics of your situation.

A stock certificate will be issued in the exact manner in which the Subscription Agreement is completed.

3. Payment of the subscription amount may be made by check, draft or money order payable to Albina Community Bancorp.

4. Mail your Subscription Agreement and payment to Albina Community Bancorp, 2002 N.E. Martin Luther King, Jr. Blvd., Portland, Oregon 97212. If you prefer, you may deliver your Subscription Agreement and payment, during business hours (8:30 a.m. to 5:00 p.m.), to Albina Community Bancorp, at the address noted above.

APPLICATION FOR SUBSCRIPTION OF CLASS A COMMON STOCK

ALBINA COMMUNITY BANCORP
2002 N.E. Martin Luther King, Jr. Blvd.
Portland, Oregon 97212
(503) 287-7537
(Page 1 of 2)

APPLICATIONS FOR SUBSCRIPTIONS MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME ON ________________.

I, the undersigning subscriber, hereby subscribe for and agree to purchase the number of shares of Class A common stock of ALBINA COMMUNITY BANCORP (herein referred to as the "Company") for the aggregate purchase price set forth on page two hereof. The Company is a corporation organized under Oregon law for the purpose of serving as a holding company for Albina Community Bank, an Oregon state chartered bank (the "Bank"). I understand that the purchase price of each share of Class A common stock is $12.00. I understand that unless I am an existing shareholder or employee of the Company or the Bank that I must subscribe for a minimum of 2,000 shares (unless an exception to the minimum is otherwise authorized by the Company's Board of Directors).

I understand that there is no minimum for this offering and the Company will have access to any funds that they have accepted at any time.

I attest and acknowledge that I have received an Offering Circular and that I am not relying upon any information other than as set forth in the Offering Circular. I further attest and acknowledge that I have the requisite authority and capacity to execute this Agreement. I further understand and acknowledge that this subscription is for an equity investment in the Company; that this investment is not protected by any deposit insurance; and that this investment involves risk, including the possible loss of principal.

I understand that the Company's board of director may terminate the offering early or extend the term of the offering for up to two additional 30-day periods after the expiration date listed in the Offering Circular.

I understand and acknowledge that the Board of Directors reserves the right to reject any subscription, in its sole discretion, in whole or in part, for any reason whatsoever.

PLEASE COMPLETE REVERSE SIDE OF THIS AGREEMENT
Retain the last copy for your records
and return the top three (3) copies to:
Marge Sitzmann
D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401
406-791-7319 office, 406-791-7357 fax

INSTRUCTIONS FOR DELIVERY OF SUBSCRIPTION AND PAYMENT

Number of Shares ____________________ @ $12.00 per share = $____________________

Date: ____________________

____
Print Account Title / Name

State of Residence/Domicile: ____________________

____
Print Account Title / Joint Name

Taxpayer ID #: ____________________

Address: ____________________

X____________________
Authorized Signature

____
(title if applicable)

X____________________
Authorized Joint Signature

____
(title if applicable)

PLEASE CHECK ONE OF THE FOLLOWING:

( ) I have an account with D.A. Davidson & Co. (Act #:____________)(FC name & #:____________(________)

Unless you instruct your broker otherwise, your subscription amount will be deducted from the D.A. Davidson & Co. account indicated above. If you wish to have funds transferred from another source, please include with this Subscription Agreement those instructions.

( ) I do not have an existing account with D.A. Davidson & Co. and do not wish to open an account:

Please make your check payable to *Albina Community Bancorp* and send your check, together with a signed Subscription Agreement to:

Marge Sitzmann
D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401

Name as it should appear on stock certificate (printed):
____
____

The proceeds of your subscription will be delivered to Albina Community Bancorp to be held until it is accepted or rejected. If your subscription is accepted, you will receive by return mail a copy of this Agreement signed by an Albina Community Bancorp representative. As soon as administratively possible after the closing of the offering, each shareholder will receive confirmation from Albina Community Bancorp of the number of shares beneficially owned. Shares sold through D.A. Davidson & Co. will be held of record in its name. Please note that Albina Community Bancorp has the discretion to accept your subscription in full, to accept only a portion of your subscription, or to reject your subscription entirely. If only a portion of your subscription is accepted, you will receive an acknowledgement for the number of shares issued and a refund for the balance of your purchase price.

The foregoing Application for Subscription of Class A Common Stock is accepted for Albina Community Bancorp.

Total Accepted Subscription Amount $____________________ (____________ shares)

Subscription # ____________________ By ____________________

Date:____________________ Its ____________________

APPENDIX A

ALBINA COMMUNITY BANCORP

2001 STOCK OPTION PLAN

ARTICLE I - Purpose of the Plan

The purpose of this 2001 Stock Option Plan (the "Plan") is to advance the interests of Albina Community Bancorp, an Oregon corporation (the "Company") and its shareholders by enabling the Company to attract and retain the services of people with training, experience and ability and to provide additional incentive to employees and non-employee directors of the Company and others who provide services to the Company by giving them an additional opportunity to participate in the ownership of the Company.

ARTICLE II - Definitions

As used herein, the following definitions will apply:

(a) "Available Shares" means the number of shares of Common Stock available at any time for issuance pursuant to Incentive Stock Options or Non-Qualified Stock Options as provided in Article III.

(b) "Award" means any grant of an Incentive Stock Option and any grant of a Non-Qualified Stock Option .

(c) "Board of Directors" means the Board of Directors of the Company.

(d) "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended.

(e) "Committee" means any committee appointed by the Board of Directors in accordance with Article V of this Plan, or, if no such committee has been appointed, shall mean the Board of Directors.

(f) "Common Stock" means the Common Stock of the Company.

(g) "Company" means Albina Community Bancorp, an Oregon business corporation, and, unless the context otherwise requires, any majority or wholly owned subsidiary of the Company and any successor or assignee of the Company by merger, consolidation, acquisition of all or substantially all of the assets of the Company or otherwise.

(h) "Disabled" means a mental or physical impairment which has lasted or which is expected to last for a continuous period of 12 months or more and which renders an Optionee unable, in the Committee's sole discretion, of performing the duties which were assigned to the Optionee during the 12 month period prior to such determination. The Committee's determination of the existence of an individual's disability will be effective when communicated in writing to the Optionee and will be conclusive on all of the parties.

(i) "Employee" means any person employed by the Company.

(j) "Exercise Price" means the price per share at which a shares of Common Stock may be purchased upon exercise of an Incentive Stock Option or Non-Qualified Stock Option.

(k) "Fair Market Value" means:

1) If the Common Stock is traded on a national securities exchange or on either the NASDAQ National Market or NASDAQ SmallCap Market, the average between the lowest and highest reported sales price per share of Common Stock for such date, or if no transactions occurred on such date, on the last date on which trades occurred; or
2) If the Common Stock is not traded on a national securities exchange or on NASDAQ, the price per share of Common Stock as determined by the Committee in its sole discretion.

(m) "Incentive Stock Option" means an option to purchase shares of Common Stock that the Committee indicates is intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code and is granted under Article VI of this Plan.

(n) "Non-Qualified Stock Option" means an option to purchase shares of Common Stock that the Committee either indicates is intended to be a nonqualified stock option or indicates is not intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code and is granted under Article VII of this Plan, and shall also mean all Pre-Existing Stock Options.

(o) "Optionee" means any individual who is granted either an Incentive Stock Option or a Non-Qualified Stock Option.

(p) "Pre-Existing Stock Option" means any the stock options for an aggregate of 15,625 Shares that were granted prior to the Effective Date, except for those options to 10,000 shares granted to Leon C. Smith, which expire April 30, 2007. All of such Pre-Existing Stock Options shall, on and after the Effective Date, be governed by and considered for all purposes to have been granted under Article VII of this Plan except that the date of grant for such Pre-Existing Stock Options shall, for all purposes be the date on which the grant of the Pre-Existing Stock Option was approved by the Board of Directors.

(q) "Reserved Shares" means the number of shares of Common Stock reserved for issuance pursuant to Awards as provided in Section 3.1 of Article III.

(r) "Securities Act" means the Securities Act of 1933, as amended.

(s) "Significant Shareholder" means any person who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company. For purposes of this definition a person shall be considered as owning all stock owned, directly or indirectly by or for such person's brothers and sisters, spouse, ancestors and lineal descendants. In addition, stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust shall be considered as being owned proportionately by or for its shareholders, partners or beneficiaries to the extent required by Section 422 of the Internal Revenue Code.

ARTICLE III - Stock Subject to the Plan

3.1 Aggregate Number of Reserved Shares. Subject to adjustment in accordance with Section 9.1, the total number of shares of Common Stock reserved for issuance pursuant to all Awards is initially established at 75,000 shares.

3.2 Number of Available Shares. At any point in time, the number of Available Shares shall be the number of Reserved Shares at such time minus:

(a) the number of shares of Common Stock issued upon the exercise of Incentive Stock Options and Non-Qualified Stock Options prior to such time; and

(b) the number of shares covered by Incentive Stock Options and Non-Qualified Stock Options that have been granted and which have not yet expired, been terminated or been cancelled to the extent that such options have not been exercised at such time.

As a result of the foregoing, if an Incentive Stock Option or Non-Qualified Stock Option expires, terminates or is cancelled for any reason without having been exercised in full, the shares of Common Stock covered by such option that were not purchased through the exercise of such option will be added back to the Available Shares. However, shares of Common Stock used by an Optionee to satisfy withholding obligations upon the exercise of a Non-Qualified Stock Option shall nonetheless, for purposes of this Plan, be considered as having been issued upon the exercise of such option.

3.3 Source of Available Shares. Available Shares shall consist of authorized but unissued shares of Common Stock. The Company will, at all times, reserve for issuance shares of Common Stock equal to the sum of (i) the number of shares covered by Incentive Stock Options and Non-Qualified Stock Options that have been granted and which have not yet expired, been terminated or been cancelled to the extent that such options have not been exercised at such time plus (ii) the number of Available Shares at such time.

3.4 Annual Limit on Number of Shares to Any One Person. No person will be eligible to receive Awards which, in aggregate, exceed 20,000 shares in any calendar year.

ARTICLE IV - Commencement and Duration of the Plan

4.1 Effective Date and Termination. This Plan will be effective as of the date on which it is approved by the Board of Directors, subject to approval by the shareholders of the Company as provided in Section 4.2 of this Plan. This Plan will terminate ten (10) years from the effective date of this Plan and no Option may be granted hereunder after such ten (10)-year period. In addition, the Board of Directors will have the right to suspend or terminate this Plan at any time. The termination of this Plan will not affect the exercisability of any Options granted under this Plan prior to such termination.

4.2 Shareholder Approval of the Plan. This Plan has been approved and adopted by the Board of Directors of the Company. However, the effectiveness of any Options granted under this Plan will be contingent upon approval of this Plan by the holders of a majority of the Company's outstanding shares entitled to vote and represented at an annual meeting or at a special meeting called for the purpose of approving this Plan.

ARTICLE V - Administration

Subject to the provisions of this Plan and any additional terms or conditions which may, from time to time, be imposed by the Board of Directors, the Committee will administer this Plan and will have the authority, in its sole discretion, to grant Incentive Stock Options and to grant Non-

Qualified Stock Options in accordance with Articles VI and VII, respectively. The Committee may, from time to time, adopt rules and regulations relating to the administration of this Plan and may, but is not required to, seek the advice of legal, tax, accounting and compensation advisors. Decisions of the Committee with respect to the administration of this Plan, the interpretation or construction of this Plan or the interpretation or construction of any written agreement evidencing an Award will be final and conclusive, subject only to review by the full Board of Directors. The Committee may correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any agreement evidencing an Award in the manner and to the extent it deems appropriate.

The Board of Directors shall appoint the members of the Committee, which shall consist of at least two directors from the Board of Directors. For purposes of this paragraph, directors who are not "outside directors" as such term is defined in Treasury Regulation §1.162-27(e)(3) and directors who are not "non-employee directors" as such term is defined in Rule 16b-3 issued by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended, shall be referred to as "nonqualified directors." Nonqualified directors may serve on the Committee. However, nonqualified directors shall be deemed (notwithstanding any statement to the contrary which may be contained in minutes of a meeting of the Committee) to have abstained from any action requiring under Section 162(m) the approval of a committee consisting solely of outside directors or from any action requiring under Rule 16b-3 the approval of a committee consisting solely of non-employee directors and the assent of any such disqualified director shall be ignored for purposes of determining whether or not an such actions were approved by the Committee. If the Committee proposes to take an action by unanimous consent in lieu of a meeting and such action would require under Section 162(m) the approval of a committee consisting solely of outside directors or such action would require under Rule 16b-3 the approval of a committee consisting solely of non-employee directors, the disqualified director shall, for purposes of such consent, be deemed to not be a member of the Committee.

If no Committee is appointed, the Board of Directors will have all the duties and responsibilities of the Committee as set forth in this Plan. In addition, the Board of Directors may abolish a Committee and assume the duties and responsibilities of the Committee at any time if it elects to do so in a resolution adopted by the Board of Directors.

ARTICLE VI - Incentive Stock Option Terms and Conditions

Incentive Stock Options shall be subject to the following terms and conditions.

6.1 **Requirement for a Written Incentive Stock Option Agreement**. Each Incentive Stock Option will be evidenced by a written option agreement ("Incentive Option Agreement"). The Committee will determine from time to time the form of Incentive Option Agreement to be used. The terms of the Incentive Option Agreement must be consistent with this Plan and any inconsistencies will be resolved in accordance with the terms and conditions specified in this Plan. Except as otherwise required by this Section 6, the terms and conditions of each Incentive Stock Option do not need to be identical.

6.2 **Who May be Granted an Incentive Stock Option.** An Incentive Stock Option may be granted to any Employee who, in the judgment of the Committee, has performed or will perform services of importance to the Company in the management, operation and development of the business of the Company or of one or more of its Subsidiaries. The Committee, in its sole discretion, shall determine when and to which Employees Incentive Stock Options are granted.

6.3 **Number of Shares Covered by an Incentive Stock Option**. Each Incentive Option Agreement shall specify the number of shares of Common Stock that may be purchased upon exercise of the Incentive Stock Option, as determined by the Committee in its sole discretion.

6.4 **Vesting Schedule Under an Incentive Stock Option.** Each Incentive Option Agreement shall specify when and to what extent the Incentive Stock Option is exercisable, and may provide that the Incentive Stock Option is immediately exercisable as to all of the shares of Common Stock covered by such option or is only exercisable in accordance with a vesting schedule.

Notwithstanding the foregoing, to the extent that an Incentive Stock Option (together with other incentive stock options within the meaning of Section 422 of the Internal Revenue Code held by such Optionee with an equal or lower exercise price per share) purports to become exercisable for the first time during any calendar year as to shares of Common Stock with a Fair Market Value (determined at the time of grant) in excess of $100,000, such excess shares shall be considered to be covered by a Non-Qualified stock Option and not an incentive stock option within the meaning of Section 422 of the Internal Revenue Code. Any Incentive Stock Option that was not approved either by (i) a committee of non-employee directors within the requirements of Rule 16b-3 or (ii) the full Board of Directors, shall, notwithstanding the terms set forth in the Incentive Option Agreement, not be exercisable until at least six months after the date of grant.

6.5 **Exercise Price of an Incentive Stock Option.** Each Incentive Option Agreement shall specify the Exercise Price of the Incentive Stock Option. The Exercise Price will be 100% of Fair Market Value as of the date on which the Incentive Stock Option was granted. However, if the Optionee is a Significant Shareholder, the Exercise Price will be 110% of Fair Market Value as of the date on which the Incentive Stock Option was granted.

6.6 **Duration of an Incentive Stock Option--Generally.** Each Incentive Option Agreement shall set forth the term of the Incentive Stock Option provided that such term will not exceed 10 years from the date on which such option was granted. Notwithstanding the foregoing, if the Optionee is a Significant Shareholder, the term will not exceed 5 years from the date on which the Incentive Stock Option was granted. The Optionee shall have no further right to exercise an Incentive Stock Option following the expiration of such term.

6.7 **The Effect of Termination of the Optionee's Employment on the Term of an Incentive Stock Option.** If an Optionee, while possessing an Incentive Stock Option that has not expired or been fully exercised, ceases to be an Employee of the Company for any reason other than as a result of the death or disability of the Optionee (as provided for in Section 6.8 and 6.9, respectively), the Incentive Stock Option may be exercised, to the extent exercisable and not previously exercised on the date of such termination and subject to any vesting provisions contained in the Incentive Option Agreement, at any time within three months following the date the Optionee ceased to be an Employee of the Company except that this provision will not extend the time within which an Incentive Stock Option may be exercised beyond the expiration of the term of such option. The Committee may provide that if the Optionee's employment is terminated by the Company for cause, as determined by the Company's President or Board of Directors in their reasonable discretion, the Incentive Stock Option will terminate immediately upon the Company's notice to the Optionee of such termination.

6.8 **The Effect of the Death of an Optionee on the Term of an Incentive Stock Option.** If an Optionee, while possessing an Incentive Stock Option that has not expired or been fully exercised, ceases to be an Employee of the Company as a result of the death of the Optionee, the Incentive Stock Option may be exercised, to the extent exercisable and not previously exercised as of the date of the Optionee's death and subject to any vesting provisions contained in the written option agreement, at any time within 12 months following the date of the Optionee's death except that this provision will not extend the time within which an Incentive Stock Option may be exercised beyond the expiration of the term of such option.

6.9 **The Effect of the Disability of an Optionee on the Term of an Incentive Stock Option.** If an Optionee, while possessing an Incentive Stock Option that has not expired or been fully exercised, ceases to be an Employee of the Company as a result of the Optionee becoming Disabled, the Incentive Stock Option may be exercised, to the extent exercisable and not previously exercised on the date of termination by reason of the disability and subject to any vesting provisions contained in the Incentive Option Agreement, at any time within 12 months following the date of the Optionee becoming Disabled except that this provision will not extend the time within which an Incentive Stock Option may be exercised beyond the expiration of the term of such option.

6.10 **Transferability.** No Incentive Stock Option may be transferred by the Optionee other than by will or the laws of descent and distribution upon the death of the Optionee.

6.11 **Tax Treatment and Savings Clause.** Nothing contained in this Plan, any Incentive Option Agreement, any document provided by the Company to an Optionee or any statement made by or on behalf of the Company shall constitute a representation or warranty of the tax treatment of any option or that such option shall qualify as an incentive stock option under Section 422 of the Internal Revenue Code. Any option which is designated as an Incentive Stock Option but which, either in whole or in part, fails for any reason to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code or which fails to satisfy requirements which apply only to Incentive Stock Options shall be treated as an incentive stock option to the fullest extent permitted under Section 422 of the Internal Revenue Code and this Plan and shall otherwise, notwithstanding such designation, be treated as a Non-Qualified Stock Option.

ARTICLE VII - Nonqualified Stock Option Terms and Conditions

Non-Qualified Stock Options shall be subject to the following terms and conditions:

7.1 **Requirement for a Written Non-Qualified Stock Option Agreement.** Each Non-Qualified Stock Option will be evidenced by a written option agreement ("Non-Qualified Option Agreement"). The Committee will determine from time to time the form of Non-Qualified Option Agreement to be used under this Plan. The terms of the Non-Qualified Option Agreement must be consistent with this Plan and any inconsistencies will be resolved in accordance with the terms and conditions specified in this Plan. Except as otherwise required by this Section 7, the terms and conditions of each Non-Qualified Stock Option need not be identical. Pre-Existing Stock Options that were not evidenced by a written optioin agreement as of the Effective Date shall be reduced to a written Non-Qualified Stock Option Agreement as soon as practicable after the Effective Data.

7.2 **Who May be Granted a Non-Qualified Stock Option.** A Non-Qualified Stock Option may be granted to any Employee, any director of the Company and any other individual who, in the judgment of the Committee, has performed or will perform services of importance to the Company in the management, operation and development of the business of the Company or of one or more of its Subsidiaries. The Committee, in its sole discretion, shall determine when and to whom Non-Qualified Stock Options are granted.

7.3 **Number of Shares Covered by a Non-Qualified Stock Option.** Each Non-Qualified Option Agreement shall specify the number of shares of Common Stock that may be purchased upon exercise of the Non-Qualified Stock Option, as determined by the Committee in its sole discretion.

7.4 **Vesting Schedule under a Non-Qualified Stock Option.** The Non-Qualified Stock Option Agreement shall specify when and to what extent the Non-Qualified Stock Option is exercisable, and may provide that the Non-Qualified Stock Option is immediately exercisable as to all of the shares of Common Stock covered by such option or is only exercisable in accordance with a vesting schedule. Any Non-Qualified Stock Option that was not either approved by (i) a committee of non-employee directors within the requirements of Rule 16b-3 or (ii) the full board of directors of the Company, shall, notwithstanding the terms set forth in the written option agreement not be exercisable until at least six months after the date of grant.

7.5 **Exercise Price of a Non-Qualified Stock Option.** The Exercise Price of a Non-Qualified Stock Option will be 100% of the Fair Market Value of a share of Common Stock as of the date on which the Non-Qualified Stock Option was granted. However, if it is subsequently determined that the exercise price as stated in the written option agreement is less than 100% of the Fair Market Value as of the date on which an option was granted, such fact will not invalidate a Non-Qualified Stock Option.

7.6 **Duration of a Non-Qualified Stock Option--Generally.** Each Non-Qualified Option Agreement shall set forth the term of the Non-Qualified Stock Option provided that such term will not exceed 10 years from the date on which such option was granted. The Optionee shall have no further right to exercise a Non-Qualified Stock Option following the expiration of such term.

7.7 **The Effect of Termination of the Optionee's Employment or Service as a Director on the Term of a Non-Qualified Stock Option.** If an Optionee, while possessing a Non-Qualified Stock Option that has not expired or been fully exercised, ceases to be an Employee of the Company (or, in the case of an Optionee who is not an Employee but is a director of the Company, ceases to be a director of the Company) for any reason other than as a result of the death or disability of the Optionee (as provided for in Section 7.8 and 7.9, respectively), the Non-Qualified Stock Option may be exercised, to the extent exercisable and not previously exercised as of the date of such termination and subject to any vesting provisions contained in the Non-Qualified Option Agreement, at any time within three months following the date the Optionee ceased to be an Employee (or a director as the case may be) of the Company, except that this provision will not extend the time within which a Non-Qualified Stock Option may be exercised beyond the expiration of the term of such option. The Committee may provide that if the Optionee's employment is terminated by the Company for cause, as determined by the Company's President or Board of Directors in their reasonable discretion, the Non-Qualified Stock Option will terminate immediately upon the Company's notice to the Optionee of such termination.

7.8 **The Effect of the Death of an Optionee on the Term of a Non-Qualified Stock Option.** If an Optionee, while possessing a Non-Qualified Stock Option that has not expired or been fully exercised, ceases to be an Employee, ceases to serve as a director of the Company or ceases to provide services to the Company as a result of the Optionee's death, the Non-Qualified Stock Option may be exercised, to the extent exercisable and not previously exercised as of the date of the Optionee's death and subject to any vesting provisions contained in the Non-Qualified Option Agreement, at any time within 12 months following the date of the Optionee's death except that this provision will not extend the time within which a Non-Qualified Stock Option may be exercised beyond the expiration of the term of such option.

7.9 **The Effect of the Disability of an Optionee on the Term of a Non-Qualified Stock Option.** If an Optionee, while possessing a Non-Qualified Stock Option that has not expired or been fully exercised, ceases to be an Employee, ceases to serve as a director of the Company or ceases to provide services to the Company as a result of the Optionee becoming Disabled, the Non-Qualified Stock Option may be exercised, to the extent exercisable and not previously exercised as of the date of termination by reason of the disability and subject to any vesting provisions contained in the Non-Qualified Option Agreement, at any time within 12 months following the date of the Optionee becoming Disabled except that this provision will not extend the time within which a Non-Qualified Stock Option may be exercised beyond the expiration of the term of such option.

7.10 **Transferability.** The Non-Qualified Option Agreement may provide that a transfer of the Non-Qualified Stock Option by gift to the Optionee's spouse, children or a trust for the exclusive benefit of any combination of the Optionee, the Optionee's spouse and the Optionee's children is conditioned upon the Optionee and the transferee of such Non-Qualified Stock Option executing and delivering to the Company a form of Transfer/Assumption of Non-Qualified Option Agreement as the Company may request. Notwithstanding any transfer of a Non-Qualified Stock Option, the Optionee shall remain liable to the Company for any income tax withholding amounts which the Company is required to withhold at the time that the transferred Non-Qualified Stock Option is exercised. If the Non-Qualified Option Agreement does not expressly provide that such Non-Qualified Stock Option is transferable, such Non-Qualified Stock Option may not be transferred by the Optionee, other than by will or the laws of descent and distribution upon the death of the Optionee, without the prior written consent of the Committee, which consent may be withheld in the Committee's sole discretion.

ARTICLE VIII - Exercise of Options

8.1 **Notice of Exercise.** An Incentive Stock Option or Non-Qualified Stock Option may only be exercised by delivery to the Company of written notice signed by the Optionee (or, in the case of exercise after death of the Optionee, by the executor, administrator, heir or legatee of the Optionee, as the case may be) directed to the President of the Company (or such other person as the Company may designate) at the principal business office of the Company. The notice will specify (i) the number of shares of Common Stock being purchased, (ii) the method of payment of the Exercise Price, (iii) the method of payment of the Tax Withholding if the option is a Non-Qualified Stock Option, and (iv) unless a registration under the Securities Act is in effect with respect to the Plan at the time of such exercise, contain such representations as the Company determines to be necessary or appropriate in order for the sale of shares of Common Stock being purchased pursuant to such exercise to qualify for exemptions from registration under the Securities Act.

8.2 **Payment of Exercise Price.** No shares of Common Stock will be issued upon the exercise of any Incentive Stock Option or Non-Qualified Stock Option, unless and until payment or adequate provision for payment of the Exercise Price of such shares has been made in accordance with this subsection. Unless the Committee, in its sole discretion, determines otherwise, payment of the Exercise Price shall be in cash, by delivery of a full-recourse promissory note, by the surrender of other securities issued by the Company (provided that such other securities have been held by the Optionee for at least six months prior to the date on which the Option is being exercised) or by any combination of the foregoing. The Committee may, in its sole discretion, permit an Optionee to elect to pay the Exercise Price by authorizing a duly registered and licensed broker-dealer to sell the shares of Common Stock to be issued upon such exercise (or, at least, a sufficient portion thereof) and instructing such broker-dealer to immediately remit to the Company a sufficient portion of the proceeds from such sale to pay the entire Exercise Price of the shares of Common Stock purchased in such exercise.

8.3 **Payment of Tax Withholding Amounts.** Unless the Committee, in its sole discretion, determines otherwise, each Optionee must, upon the exercise of a Non-Qualified Stock Option granted (including Non-Qualified Stock Options transferred by the Optionee), either with the delivery of the notice of exercise or upon notification of the amount due, pay to the Company or make adequate provision for the payment of all amounts determined by the Company to be required to satisfy applicable federal, state and local tax withholding requirements ("Tax Withholding"). The Non-Qualified Option Agreement may provide for, or the Committee may allow in its sole discretion, the payment by the Optionee of the Tax Withholding in cash, by the Company withholding such amount from other amounts payable by the Company to the Optionee, including salary, by delivery of other securities of the Company, by the Optionee requesting the Company to reduce the number of Shares to be issued upon the exercise of the Non-Qualified Stock Option or any combination of the foregoing. Tax Withholding may, if the Optionee so notifies the Company at the time of the notice of exercise, be paid by the application of shares that could be received upon exercise of a Non-Qualified Stock Option. This application of shares shall be accomplished by crediting toward the Optionee's Tax Withholding obligation the difference between the Fair Market Value and the Exercise Price of the shares being so applied. Any such application shall be considered an exercise of the Non-Qualified Stock Option to the extent that shares are so applied and, as such, may add to the Optionee's withholding obligation.

By receiving and exercising a Non-Qualified Stock Option, the Optionee shall be deemed to have consented to the Company withholding the amount of any Tax Withholding from any amounts payable by the Company to the Optionee. The Committee may, in its sole discretion, permit an Optionee to elect to pay the Tax Withholding by authorizing a duly registered and licensed broker-dealer to sell the shares to be issued upon such exercise (or, at least, a sufficient portion thereof) and instructing such broker-dealer to immediately remit to the Company a sufficient portion of the proceeds from such sale to pay the Tax Withholding. No shares will be issued upon an exercise of a Non-Qualified Stock Option unless and until payment or adequate provision for payment of the Tax Withholding has been made. If the Company determines that additional withholding is or becomes required beyond any amount paid or provided for by the Optionee, the Optionee will pay such additional amount to the Company upon demand by the Company. If the Optionee fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the Optionee, including salary. The Optionee, by receiving and exercising any Non-Qualified Stock Option shall be deemed to have consented to such withholding.

8.4 **Payment of Exercise Price or Withholding with Other Securities.** To the extent permitted in Section 8.2 and Section 8.3 above, the Exercise Price and Tax Withholding may be paid by the surrender of other securities of the Company. The notice of exercise shall indicate that payment is being made by the surrender of other securities of the Company. Payment shall be made by either (i) delivering to the Company the certificates or instruments representing such other securities, duly endorsed for transfer, or (ii) delivering to the Company an attestation in such form as the Company may deem to be appropriate with respect to the Optionee's ownership of other securities of the Company. Other securities of the Company shall, for purposes of this Section 8, be valued at the publicly reported price, if any, for the last sale on the last business day preceding the day the Company receives the Optionee's notice of exercise, or, if there are no publicly reported prices of such other securities of the Company, at the fair market value of such Common Stock or other securities of the Company, as determined in good faith by the Board of Directors. To the extent permitted in Section 8.3 above, Tax Withholding may, if the Optionee so notifies the Company at the time of the notice of exercise, be paid by the application of shares of Common Stock which could be received upon exercise of any other stock option issued by the Company. This application of shares shall be accomplished by crediting toward the Optionee's Tax Withholding obligation the difference between the Fair Market Value and the Exercise Price of the stock option specified in the Optionee's notice. Any such application shall be considered an exercise of the Non-Qualified Stock Option or other stock option to the extent that shares are so applied and, as such, may add to the Optionee's withholding obligation.

8.5 **Compliance with Securities Laws.** No Shares will be issued with respect to the exercise of any Incentive Stock Option or Non-Qualified Stock Option unless the exercise and the issuance of the shares will comply with all relevant provisions of law, including, without limitation, the Securities Act, any registration under the Securities Act in effect with respect to the Plan, all applicable state securities laws, the Securities Exchange Act of 1934, as amended, the Internal Revenue Code, the respective rules and regulations promulgated thereunder, and the requirements of any stock exchange or quotation system upon which the Common Stock may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance. The

Company will not be liable to any Optionee or any other person for failure to issue shares upon the exercise of an option where such failure is due to the inability of the Company to obtain all permits, exemptions or approvals from regulatory authorities which are deemed by the Company's counsel to be necessary. The Board may require any action or agreement by an Optionee as may from time to time be necessary to comply with the federal and state securities laws. The Company will not be obliged to prepare, file or maintain a registration under the Securities Act with respect to the Plan or to take any actions with respect to any state securities laws.

8.6 **Issuance of Shares**. Notwithstanding the good faith compliance by the Optionee with all of the terms and conditions of an Incentive Option Agreement or Non-Qualified Option Agreement and with this Article VIII, the Optionee will not become a shareholder and will have no rights as a shareholder with respect to the shares covered by an Incentive Stock Option or Non-Qualified Stock until the issuance of shares pursuant to the exercise of such Option is recorded on the stock transfer record of the Company. Notwithstanding the foregoing, the Company shall not unreasonably delay the issuance of a stock certificate and shall exercise reasonable efforts to cause such stock certificate to be issued to the Optionee as soon as is practicable after the compliance by the Optionee with all of the terms and conditions of the Option Agreement and with this Article VIII.

8.7 **Notice of any Disqualifying Disposition and Provision for Tax Withholding**. Any Optionee that exercises an Incentive Stock Option and then makes a "disqualifying disposition" (as such term is defined under Section 422 of the Internal Revenue Code) of the shares so purchased, shall immediately notify the Company in writing of such disqualifying disposition and shall pay or make adequate provision for all Tax Withholding as if such Incentive Stock Option was a Non-Qualified Stock Option in accordance with Section 8.3.

ARTICLE IX - Changes in Capital Structure

9.1 **Adjustments of Number of Shares and Exercise Price**. Except as provided in Section 9.2, if the outstanding shares of Common Stock are hereafter increased, decreased, changed into or exchanged for a different number or kind of shares of Common Stock or for other securities of the Company or of another corporation, by reason of any reorganization, merger, consolidation, reclassification, stock split-up, combination of shares or Common Stock, or dividend payable in shares of Common Stock, the Committee will make such adjustment as it deems appropriate in the number and kind of shares of Common Stock or other securities covered by Incentive Stock Options and Non-Qualified Stock Options. In addition, the Committee will at such time make such adjustment in the number and kind of shares of Common Stock or other securities covered by outstanding Incentive Stock Options and outstanding Non-Qualified Stock Options, as well as make an adjustment in the Exercise Price of each such option as the Committee deems appropriate. Any determination by the Committee as to what adjustments may be made, and the extent thereof, will be final, binding on all parties and conclusive.

9.2 **Acceleration of Vesting**. In the event of any dissolution or liquidation of the Company, or any merger or consolidation with one or more corporations in which the Company is not the surviving entity, or in which the security holders of the Company prior to such transaction do not receive in the transaction securities with voting rights with respect to the election of directors equal 50% or more of the votes of all classes of securities of the surviving corporation which will be outstanding immediately after such transaction, each outstanding Incentive Stock Option and each outstanding Non-Qualified Stock Option shall become immediately exercisable in its entirety, notwithstanding any applicable vesting schedule, fifteen (15) days prior to such event and shall, unless the event fails to occur, continue to be exercisable in such manner for forty-five (45) days after such event, unless, as an expressed term of such transaction, adequate provision is made for the continuation of the rights of holders of each outstanding option after the consummation of such transaction.

ARTICLE X - Underwriters Lock-Up

Each written agreement evidencing an Award will specify that the Optionee, by accepting the Award agrees that whenever the Company undertakes a firmly underwritten public offering of its securities, the Optionee will, if requested to do so by the managing underwriter in such offering, enter into an agreement not to sell or dispose of any securities of the Company owned or controlled by the Optionee provided that such restriction will not extend beyond 12 months from the effective date of the registration statement filed in connection with such offering.

ARTICLE XI - Employment Rights

Nothing in this Plan nor in any written agreement evidencing an Award will confer upon any Optionee any right to be continued in the employment of the Company or to limit or affect in any way the right of the Company, in its sole discretion, (a) to terminate the employment of such Optionee at any time, with or without cause, (b) to change the duties of such Optionee, or (c) to increase or decrease the compensation of the Optionee at any time. Unless the written agreement evidencing an Award expressly provides otherwise, vesting under such agreement shall be conditioned upon:

1) for Employees of the Company, the continued employment of the Optionee;
2) for independent contractors, the Optionee continuing to provide services to the Company on substantially the same terms and conditions as such services were provided at the time of the Award; or
3) for directors who are not Employees, the Optionee continuing to serve as a director of the Company;

and nothing in this Plan shall be construed as creating a contractual or implied right or covenant by the Company to continue such employment, service as an independent contractor or service as a director.

ARTICLE XII - Amendment of Plan

The Board of Directors may, at any time and from time to time, modify or amend this Plan as it deems advisable except that any amendment increasing the number of shares of Common Stock reserved or expanding the persons eligible to receive Awards shall only become effective if and when such amendment is approved by the shareholders of the Company. Except as provided in Section 9 hereof, no amendment shall be made to the terms or conditions of an outstanding Incentive Stock Option or Non-Qualified Stock Option without the written consent of the Optionee.

Effective as of approval by the Board of Directors of the Company held on March 29, 2001.

Approved by the shareholders of the Company on April __, 2001.

NON-QUALIFIED STOCK OPTION

This Non-Qualified Stock Option is granted under the terms of the 2001 Stock Option Plan, dated March 29, 2001 (the "Plan") of Albina Community Bancorp, an Oregon corporation (the "Company"). Unless otherwise defined herein, terms in this Option shall have the same meanings as defined in the Plan.

The "Optionee"	____________________
Number of Shares of the Company's Class A Common Stock	____________________
"Exercise Price" per Share	$____________________
"Date of Grant"	______________, _____
"Expiration Date"	______________, _____

1. Terms of the Option.

1.1 Grant of Option The Company hereby grants to the Optionee the right, privilege, and option to purchase up to the number of shares indicated above, subject to adjustment as hereinafter set forth in Section 1.2 below, of the Company's Class A Common Stock (the "Option Shares") at the Exercise Price per share as indicated above (the "Option"). The Option may only be exercised as to a whole number of shares of Class A Common Stock.

1.2. Adjustments Upon Changes in Capitalization. In the event of changes in the outstanding securities of the Company by reason of stock dividends, stock splits, combinations, reclassification of securities, exchanges of shares, or reorganizations, the number and class of securities of the Company deliverable upon the exercise of this Option, the Exercise Price and the vesting schedule under this Option will be subject to adjustment. Adjustments under this Section 1.2 will be made by either the Committee or by the Company's Board of Directors and their determination as to what adjustments will be made, and the extent thereof, will be final, binding, and conclusive.

1.3 Status of this Option as a Non-Qualified Stock Option. It is intended by the Company that this Option will not qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

1.4 Nontransferability of Option. This Option and the rights of the Optionee under this Option may not be transferred in any manner except by will or by the laws of descent and distribution upon the death of the Optionee.

1.5 Reservation of Shares. The Company agrees that at all times there will be reserved for issuance upon exercise of this Option such number of shares of its Class A Common Stock as is required for such issuance.

2. Time of Exercise of Option.

2.1 When the Option Becomes Exercisable. This Option may only be exercised on or after ______________, _____ in accordance with the following vesting schedule and only to the extent not previously exercised:

On or After	Maximum Number of Shares
________________, ______	________________
________________, ______	________________
________________, ______	________________
________________, ______	________________
________________, ______	________________

The number of Shares indicated in the foregoing vesting schedule may be adjusted in accordance with Section 1.2. The foregoing vesting schedule may be accelerated under certain circumstances as set forth in Section 4 of this Option

2.2 Effect of Unpaid Leaves of Absence. If at any time during the term of this Option, the Optionee is on unpaid leave from the Company or any Subsidiary, the Option may not be exercised during such unpaid leave and the dates contained in the foregoing vesting schedule shall be extended by the length of such unpaid leave.

2.3 Expiration and Termination of Option. This Option will expire upon the close of business on the Expiration Date and may terminate earlier upon certain events as set forth in Section 4 of this Option. To the extent that this Option has not been exercised prior to the Expiration Date or any earlier termination, all further rights to purchase shares pursuant to this Option will cease and terminate at such time.

3. Option Exercise Procedures.

3.1 Who May Exercise the Option. Only the Optionee (or, in the case of exercise after death of the Optionee, by the executor, administrator, heir, or legatee of the Optionee, as the case may be) may exercise this Option.

3.2 Notice of Exercise. A "Notice of Exercise" must be signed and delivered to the Company's corporate Secretary or such other person as the Company may designate at the Company's principal business office of the Company. A copy of the Company's current form of Notice of Exercise is attached hereto. The Company, however, reserves the right to revise its form of Notice of Exercise from time-to-time as it determines to be appropriate. If, at the time of the exercise of this Option, the Company does not have an effective registration statement on file with the Securities and Exchange Commission that covers the issuance of shares upon the exercise of this Option, the Notice of Exercise will also contain certain representations from the Optionee as required under applicable state and federal securities laws. A copy of the then-current form of Notice of Exercise may be obtained at any time from the Company. A notice will only be effective if submitted on the form in effect at the time of such exercise.

3.3 Payment of Exercise Price. The Notice of Exercise must indicate the manner of payment of the Exercise Price for the number of shares so purchased. Payment may be made by check. The Company, in its sole discretion, may permit the Exercise Price to be paid, in whole or in part, by the surrender to the Company for cancellation of other securities of the Company that have been owned by the Optionee for at least six-months with a fair market value equal to the Option Price for the number of shares so purchased. Securities of the Company that are surrendered for cancellation will be valued at the publicly reported price for the last sale on the last business day preceding the day the Company receives the Notice of Exercise, or, if there are no publicly reported prices for such securities, at the fair market value of such securities as determined in good faith by the Company's Board of Directors or the Committee. If the Exercise Price is being paid in whole or in part by the delivery of other securities of the Company, the Notice of Exercise must be accompanied by delivery of the certificates or instruments representing such other securities duly endorsed for cancellation.

3.4 Delivery of Shares Following Exercise. The Company will make delivery of the Option Shares purchased within a reasonable time after it receives the Notice of Exercise and payment in full of the

Exercise Price of the Option Shares being purchased. However, if any law or regulation requires the Company to take any action with respect to the issuance of the Option Shares, including, without limitation, actions that may be required for compliance with federal and state securities laws or the listing requirements of any stock exchange upon which the Company's Class A Common Stock is then listed, then the date of delivery of such shares may be extended for the period necessary to take such action. The Optionee shall only become the holder of such shares upon the actual issuance of the stock certificate representing such shares.

4. Termination and/or Acceleration of the Option Upon Certain Events

4.1 Effect of the Death of the Optionee. If the Optionee dies while an employee of the Company or any Subsidiary, this Option will terminate one year after the date of such death or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of the Optionee's death and only by the person or persons to whom the Optionee's rights under this Option may pass by the Optionee's will or by the laws of descent and distribution of the state or country of the Optionee's domicile at the time of death.

4.2 Effect of the Disability of the Optionee. If the Optionee becomes totally and permanently disabled (as defined in Section 22 (e)(3) of the Internal Revenue Code of 1986, as amended) while an employee of the Company or any Subsidiary, this Option will terminate one year after the date of such termination of employment or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of such termination.

4.3 Effect of Termination of the Employment of the Optionee for Cause. If the Optionee's employment with the Company or any Subsidiary is terminated for "cause", as defined in the Plan, this Option will terminate on the effective date of the termination of Optionee's employment and shall no longer be exercisable as to any of the remaining Option Shares.

4.4 Effect of Any Other Termination of the Employment of the Optionee. If the Optionee's employment with the Company or any Subsidiary terminates as a result of the Optionee's retirement or for any reason other than the reasons set forth in Sections 4.1, 4.2 or 4.3 of this Option, this Option will terminate three (3) months after the date of such termination of employment or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of such termination. For purposes of this Option, the Optionee's employment with the Company or any Subsidiary shall be considered to have terminated if the Optionee for any reason becomes a "part-time" employee as such term is defined in the Company's then existing employment rules or guidelines.

4.5 Effect of a Change of Control of the Company. In the event of (a) a merger, consolidation, plan of exchange or voluntary share exchange agreement with one or more corporations in which the shareholders of the Company immediately prior to such transaction do not, following such transaction, continue to hold securities with voting rights equal to at least 50% of all votes entitled to be cast in the election of directors of the surviving entity, (b) a sale of all or substantially all of the assets of the Company or (c) the dissolution and liquidation of the Company (collectively a "Change of Control Transaction"), (i) this Option may be assumed by the successor in interest in such Change of Control Transaction, (ii) the Optionee may receive from the successor in interest in such Change of Control Transaction a replacement option with rights which are economically equivalent to the rights under this Option at the time of such Change of Control Transaction or, (iii) if neither of the foregoing occurs, this Option shall terminate upon the closing of the Change of Control Transaction. If, in a Change of Control Transaction, this Option is neither assumed nor replaced by the successor in interest, the Optionee shall be provided with notice at least thirty (30) days prior to the closing of such Change of Control Transaction and shall be entitled to exercise this Option as to all of the Option Shares without regard to the vesting schedule set forth in Section 2.1.

5. Representations, Warranties and Covenants of the Optionee.

5.1. No Effect on Employment. The Optionee understands and agrees that nothing contained in this Option will be construed to limit or restrict the rights of the Company to terminate the employment of the Optionee at any time, with or without cause, to change the duties of the Optionee or to increase or decrease the Optionee's compensation. Without limiting the foregoing, the Optionee understands and agrees that the vesting of shares under this Option is subject to and is conditioned upon the continued employment of the Optionee by the Company or a Subsidiary and that such employment can be terminated at any time by the Company or its Subsidiary.

5.2. Rights Prior to Exercise of This Option. The Optionee understands and agrees that the Optionee will have no rights as a shareholder in the Option Shares, including without limitation the right to vote or receive dividends, until the issuance of the shares is reflected in the Company's stock transfer records.

5.3. Tax Implications. The Optionee understands that, under federal income tax laws as they currently exist, the exercise of this Option will result in ordinary income in the amount by which the fair market value of the shares acquired upon exercise exceeds the Exercise Price.

5.4 Underwriter's Lock-up. The Optionee by accepting this Option agrees that whenever the Company undertakes a firm underwritten public offering of its securities and if requested by the managing underwriter in such offering, the Optionee will enter into an agreement not to sell or dispose of any securities of the Company owned or controlled by the Optionee provided that such restriction will not extend beyond twelve (12) months from the effective date of the registration statement filed in connection with such offering.

5.5 Disclosures. The Optionee acknowledges receipt of a copy of the Plan and certain related information and represents that Optionee has fully reviewed the terms and conditions of the Plan and this Option and has had opportunity to obtain the advice of counsel prior to executing this Option. The Optionee represents and warrants that the Optionee is not relying upon any representations, agreements or understandings of or with the Company except for those set forth in this Option.

6. Miscellaneous Provisions

6.1. Binding Effect. This Option will be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, and assigns.

6.2. Notices. All notices to the Optionee or other persons then entitled to exercise this Option will be delivered at the address contained in the records of the Company or such other address as may be specified in writing by the Optionee or such other person. All notices to the Company will be delivered at its principal offices.

6.3. Governing Law and Interpretation. This Option will be governed by the laws of the State of Oregon as to all matters, including but not limited to matters of validity, construction, effect, and performance, without giving effect to rules of choice of law. This Option hereby incorporates by reference all of the provisions of the Plan and will in all respects be interpreted and construed in such manner as to effectuate the intent of the Plan. In the event of a conflict between the terms of this Option and the Plan, the terms of the Plan will prevail. All matters of interpretation of the Plan and this Option, including the applicable terms and conditions and the definitions of the words, will be determined in the sole and final discretion of the Committee or the Company's Board of Directors.

6.4. Attorney Fees. If any suit or action is instituted in connection with any controversy arising out of this Option or the enforcement of any right hereunder, the prevailing party will be entitled to recover, in addition to costs, such sums as the court may adjudge reasonable as attorney fees, including fees on any appeal.

ALBINA COMMUNITY BANCORP

By: ____
____________________________, ____________

Attest:

By: ____
____________________________, Secretary

OPTIONEE:

____
____

NOTICE OF EXERCISE

TO: ALBINA COMMUNITY BANCORP

This Notice of Exercise serves as an irrevocable notice from the undersigned of the undersigned's intent to exercise the following Stock Option to purchase shares of the Company's Class A Common Stock (all of which are vested under the Option) under and in accordance with the terms and conditions set forth in the Option and Plan.

Date of Grant of the Option	______________________, ____
Number of Shares being Purchased through the exercise of the Option	______________________
Exercise Price per Share	$______________________
Aggregate Exercise Price	$______________________

Method of Payment (indicated selected method)

_______ Cash Payment. My check is stapled to this notice.

_______ Delivery of other securities of the Company which I have held for at least six months. The certificates or instruments that represent those securities are enclosed, duly endorsed for cancellation.

_______ Cashless Exercise and Same-Day Sale through Broker. I have instructed the following broker to issue a check payable to the Company from my account in an amount equal to the aggregate exercise price.

Name of Broker: ______________________

Mailing Address: ______________________

____

Telephone Number: ______________________

OPTIONEE:

______________________	______________________
(signature of the Optionee)	*(name of the Optionee, printed)*
______________________	______________________
______________________	*(date of signing of notice of exercise)*
______________________	______________________
(mailing address for shareholder records)	*(Optionee's social security number)*

INCENTIVE STOCK OPTION

This Incentive Stock Option is granted under the terms of the 2001 Stock Option Plan, dated March 29, 2001 (the "Plan") of Albina Community Bancorp, an Oregon corporation (the "Company"). Unless otherwise defined herein, terms in this Option shall have the same meanings as defined in the Plan.

The "Optionee"	______________________
Number of Shares of the Company's Class A Common Stock	______________________
"Exercise Price" per Share	$_____________________
"Date of Grant"	________________, _____
"Expiration Date"	________________, _____

1. <u>Terms of the Option</u>.

1.1 <u>Grant of Option</u> The Company hereby grants to the Optionee the right, privilege, and option to purchase up to the number of shares indicated above, subject to adjustment as hereinafter set forth in Section 1.2 below, of the Company's Class A Common Stock (the "Option Shares") at the Exercise Price per share as indicated above (the "Option"). The Option may only be exercised as to a whole number of shares of Class A Common Stock.

1.2. <u>Adjustments Upon Changes in Capitalization</u>. In the event of changes in the outstanding securities of the Company by reason of stock dividends, stock splits, combinations, reclassification of securities, exchanges of shares, or reorganizations, the number and class of securities of the Company deliverable upon the exercise of this Option, the Exercise Price and the vesting schedule under this Option will be subject to adjustment. Adjustments under this Section 1.2 will be made by either the Committee or by the Company's Board of Directors and their determination as to what adjustments will be made, and the extent thereof, will be final, binding, and conclusive.

1.3 <u>Status of this Option as an Incentive Stock Option</u>. It is intended by the Company that this Option will qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. However, if this Option fails in whole or in part to qualified as an incentive stock option for any reason, this Option shall continue to be valid, shall be an incentive stock option to the fullest extent permitted and otherwise shall be treated as a non-qualified stock option. The Company shall not have any liability to the Optionee for any failure of this Option to qualify, in whole or in part, as an incentive stock option.

1.4 <u>Nontransferability of Option</u>. This Option and the rights of the Optionee under this Option may not be transferred in any manner except by will or by the laws of descent and distribution upon the death of the Optionee.

1.5 <u>Reservation of Shares</u>. The Company agrees that at all times there will be reserved for issuance upon exercise of this Option such number of shares of its Class A Common Stock as is required for such issuance.

2. Time of Exercise of Option.

2.1 When the Option Becomes Exercisable. This Option may only be exercised on or after ________________, ______ in accordance with the following vesting schedule and only to the extent not previously exercised:

On or After	Maximum Number of Shares
________________, ______	________________
________________, ______	________________
________________, ______	________________
________________, ______	________________
________________, ______	________________

The number of Shares indicated in the foregoing vesting schedule may be adjusted in accordance with Section 1.2. The foregoing vesting schedule may be accelerated under certain circumstances as set forth in Section 4 of this Option.

2.2 Effect of Unpaid Leaves of Absence. If at any time during the term of this Option, the Optionee is on unpaid leave from the Company or any Subsidiary, the Option may not be exercised during such unpaid leave and the dates contained in the foregoing vesting schedule shall be extended by the length of such unpaid leave.

2.3 Expiration and Termination of Option. This Option will expire upon the close of business on the Expiration Date and may terminate earlier upon certain events as set forth in Section 4 of this Option. To the extent that this Option has not been exercised prior to the Expiration Date or any earlier termination, all further rights to purchase shares pursuant to this Option will cease and terminate at such time.

3. Option Exercise Procedures.

3.1 Who May Exercise the Option. Only the Optionee (or, in the case of exercise after death of the Optionee, by the executor, administrator, heir, or legatee of the Optionee, as the case may be) may exercise this Option.

3.2 Notice of Exercise. A "Notice of Exercise" must be signed and delivered to the Company's corporate Secretary or such other person as the Company may designate at the Company's principal business office of the Company. A copy of the Company's current form of Notice of Exercise is attached hereto. The Company, however, reserves the right to revise its form of Notice of Exercise from time-to-time as it determines to be appropriate. If, at the time of the exercise of this Option, the Company does not have an effective registration statement on file with the Securities and Exchange Commission that covers the issuance of shares upon the exercise of this Option, the Notice of Exercise will also contain certain representations from the Optionee as required under applicable state and federal securities laws. A copy of the then-current form of Notice of Exercise may be obtained at any time from the Company. A notice will only be effective if submitted on the form in effect at the time of such exercise.

3.3 Payment of Exercise Price. The Notice of Exercise must indicate the manner of payment of the Exercise Price for the number of shares so purchased. Payment may be made by check. The Company, in its sole discretion, may permit the Exercise Price to be paid, in whole or in part, by the surrender to the Company for cancellation of other securities of the Company that have been owned by the Optionee for at least six-months with a fair market value equal to the Option Price for the number of shares so purchased. Securities of the Company that are surrendered for cancellation will be valued at the publicly reported price for the last sale on the last business day preceding the day the Company receives the Notice of Exercise, or, if there are no publicly reported prices for such securities, at the fair market value of such securities as determined in good faith by the Company's Board of Directors or the Committee. If the Exercise Price is being paid in whole or in part by the delivery of other securities of the Company, the Notice of Exercise must be accompanied by delivery of the certificates or instruments representing such other securities duly endorsed for cancellation.

3.4 Delivery of Shares Following Exercise. The Company will make delivery of the Option Shares purchased within a reasonable time after it receives the Notice of Exercise and payment in full of the Exercise Price of the Option Shares being purchased. However, if any law or regulation requires the Company to take any action with respect to the issuance of the Option Shares, including, without limitation, actions that may be required for compliance with federal and state securities laws or the listing requirements of any stock exchange upon which the Company's Class A Common Stock is then listed, then the date of delivery of such shares may be extended for the period necessary to take such action. The Optionee shall only become the holder of such shares upon the actual issuance of the stock certificate representing such shares.

4. Termination and/or Acceleration of the Option Upon Certain Events

4.1 Effect of the Death of the Optionee. If the Optionee dies while an employee of the Company or any Subsidiary, this Option will terminate one year after the date of such death or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of the Optionee's death and only by the person or persons to whom the Optionee's rights under this Option may pass by the Optionee's will or by the laws of descent and distribution of the state or country of the Optionee's domicile at the time of death.

4.2 Effect of the Disability of the Optionee. If the Optionee becomes totally and permanently disabled (as defined in Section 22 (e)(3) of the Internal Revenue Code of 1986, as amended) while an employee of the Company or any Subsidiary, this Option will terminate one year after the date of such termination of employment or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of such termination.

4.3 Effect of Termination of the Employment of the Optionee for Cause. If the Optionee's employment with the Company or any Subsidiary is terminated for "cause", as defined in the Plan, this Option will terminate on the effective date of the termination of Optionee's employment and shall no longer be exercisable as to any of the remaining Option Shares.

4.4 Effect of Any Other Termination of the Employment of the Optionee. If the Optionee's employment with the Company or any Subsidiary terminates as a result of the Optionee's retirement or for any reason other than the reasons set forth in Sections 4.1, 4.2 or 4.3 of this Option, this Option will terminate three (3) months after the date of such termination of employment or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of such termination. For purposes of this Option, the Optionee's employment with the Company or any Subsidiary shall be considered to have terminated if the Optionee for any reason becomes a "part-time" employee as such term is defined in the Company's then existing employment rules or guidelines.

4.5 Effect of a Change of Control of the Company. In the event of (a) a merger, consolidation, plan of exchange or voluntary share exchange agreement with one or more corporations in which the shareholders of the Company immediately prior to such transaction do not, following such transaction, continue to hold securities with voting rights equal to at least 50% of all votes entitled to be cast in the election of directors of the surviving entity, (b) a sale of all or substantially all of the assets of the Company or (c) the dissolution and liquidation of the Company (collectively a "Change of Control Transaction"), (i) this Option may be assumed by the successor in interest in such Change of Control Transaction, (ii) the Optionee may receive from the successor in interest in such Change of Control Transaction a replacement option with rights which are economically equivalent to the rights under this Option at the time of such Change of Control Transaction or, (iii) if neither of the foregoing occurs, this Option shall terminate upon the closing of the Change of Control Transaction. If, in a Change of Control Transaction, this Option is neither assumed nor replaced by the successor in interest, the Optionee shall be provided with notice at least thirty (30) days prior to the closing of such Change of Control Transaction and shall be entitled to exercise this Option as to all of the Option Shares without regard to the vesting schedule set forth in Section 2.1.

5. Representations, Warranties and Covenants of the Optionee.

5.1. No Effect on Employment. The Optionee understands and agrees that nothing contained in this Option will be construed to limit or restrict the rights of the Company to terminate the employment of the Optionee at any time, with or without cause, to change the duties of the Optionee or to increase or decrease the Optionee's compensation. Without limiting the foregoing, the Optionee understands and agrees that the vesting of shares under this Option is subject to and is conditioned upon the continued employment of the Optionee by the Company or a Subsidiary and that such employment can be terminated at any time by the Company or its Subsidiary.

5.2. Rights Prior to Exercise of This Option. The Optionee understands and agrees that the Optionee will have no rights as a shareholder in the Option Shares, including without limitation the right to vote or receive dividends, until the issuance of the shares is reflected in the Company's stock transfer records.

5.3. Tax Implications. The Optionee understands that, under federal income tax laws as they currently exist, the exercise of this Option may result in alternative minimum taxes and that the sale of shares acquired by exercise of this Option either within two (2) years of the Grant Date or within one (1) year of the date on which this Option is exercised (a "Disqualifying Disposition") will result in ordinary income to the Optionee in an amount equal to the difference between the Exercise Price and the lesser of the fair market value of the shares acquired on the date of such exercise or the amount realized in the Disqualifying Disposition. If the Optionee makes a Disqualifying Disposition, the Optionee will immediately notify the Company that such has occurred and will pay to the Company the amount of any federal, state, or local income taxes that the Company may be required to withhold under applicable law.

5.4 Underwriter's Lock-up. The Optionee by accepting this Option agrees that whenever the Company undertakes a firm underwritten public offering of its securities and if requested by the managing underwriter in such offering, the Optionee will enter into an agreement not to sell or dispose of any securities of the Company owned or controlled by the Optionee provided that such restriction will not extend beyond twelve (12) months from the effective date of the registration statement filed in connection with such offering.

5.5 Disclosures. The Optionee acknowledges receipt of a copy of the Plan and certain related information and represents that Optionee has fully reviewed the terms and conditions of the Plan and this Option and has had opportunity to obtain the advice of counsel prior to executing this Option. The Optionee represents and warrants that the Optionee is not relying upon any representations, agreements or understandings of or with the Company except for those set forth in this Option.

6. Miscellaneous Provisions

6.1. Binding Effect. This Option will be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, and assigns.

6.2. Notices. All notices to the Optionee or other persons then entitled to exercise this Option will be delivered at the address contained in the records of the Company or such other address as may be specified in writing by the Optionee or such other person. All notices to the Company will be delivered at its principal offices.

6.3. Governing Law and Interpretation. This Option will be governed by the laws of the State of Oregon as to all matters, including but not limited to matters of validity, construction, effect, and performance, without giving effect to rules of choice of law. This Option hereby incorporates by reference all of the provisions of the Plan and will in all respects be interpreted and construed in such manner as to effectuate the intent of the Plan. In the event of a conflict between the terms of this Option and the Plan, the terms of the Plan will prevail. All matters of interpretation of the Plan and this Option, including the applicable terms and conditions and the definitions of the words, will be determined in the sole and final discretion of the Committee or the Company's Board of Directors.

6.4. Attorney Fees. If any suit or action is instituted in connection with any controversy arising out of this Option or the enforcement of any right hereunder, the prevailing party will be entitled to recover, in addition to costs, such sums as the court may adjudge reasonable as attorney fees, including fees on any appeal.

ALBINA COMMUNITY BANCORP

By: ______________________________

______________________, ____________

Attest:

By: ______________________________

______________________, Secretary

OPTIONEE:

____

____

NOTICE OF EXERCISE

TO: ALBINA COMMUNITY BANCORP

This Notice of Exercise serves as an irrevocable notice from the undersigned of the undersigned's intent to exercise the following Stock Option to purchase shares of the Company's Class A Common Stock (all of which are vested under the Option) under and in accordance with the terms and conditions set forth in the Option and Plan.

Date of Grant of the Option ______________________________, _____

Number of Shares being Purchased through the exercise of the Option ______________________________

Exercise Price per Share $______________________________

Aggregate Exercise Price $______________________________

Method of Payment (indicated selected method)

_______ Cash Payment. My check is stapled to this notice.

_______ Delivery of other securities of the Company which I have held for at least six months. The certificates or instruments that represent those securities are enclosed, duly endorsed for cancellation.

_______ Cashless Exercise and Same-Day Sale through Broker. I have instructed the following broker to issue a check payable to the Company from my account in an amount equal to the aggregate exercise price.
Name of Broker: ______________________________
Mailing Address: ______________________________
____
Telephone Number: ______________________________

OPTIONEE:

____
(signature of the Optionee)

____
(name of the Optionee, printed)

____
____
____
(mailing address for shareholder records)

____
(date of signing of notice of exercise)

____
(Optionee's social security number)

ALBINA COMMUNITY BANCORP

2005 STOCK INCENTIVE PLAN

1. Purpose of the Plan

The purpose of this Stock Incentive Plan (the "Plan") is to advance the interests of Albina Community Bancorp, an Oregon corporation (the "Company") and its shareholders by enabling the Company to attract and retain the services of people with training, experience and ability and to provide additional incentive to Employees and non-employee directors of the Company and others who provide services to the Company by giving them an additional opportunity to participate in the ownership of the Company.

2. Definitions

As used herein, the following definitions will apply:

(a) "Acquired Company" means any corporation or other entity that becomes a majority owned Subsidiary, after the Effective Date, by merger, consolidation, acquisition of all or substantially all of its assets or otherwise.

(b) "Authorized Shares" means the number of shares of Common Stock authorized for issuance under all Awards, as set forth in Section 3.1 of this Plan.

(c) "Available Shares" means the number of shares of Common Stock available under this Plan for future awards at any given time.

(d) "Award" means any grant of an Incentive Stock Option, any grant of a Non-Qualified Stock Option or the making of any Restricted Stock Grant.

(e) "Board of Directors" means the Company's Board of Directors.

(f) "Change of Control Transaction" means (i) the adoption of a plan of dissolution or liquidation with respect to the Company, (ii) the consummation of any plan of exchange, merger or consolidation with one or more Companies in which the Company is not the surviving entity, or in which the security holders of the Company prior to such transaction do not receive in the transaction securities with voting rights with respect to the election of directors equal to 50% or more of the votes of all classes of securities of the surviving corporation or (iii) the consummation of a sale of all of substantially all of the Company's assets following a shareholder vote on such sale.

(g) "Company" means Albina Community Bancorp and its Subsidiaries and, unless the context requires otherwise, and any successor or assignee of the Company by merger, consolidation, acquisition of all or substantially all of the Company's assets or otherwise.

(h) "Committee" means any committee appointed by the Board of Directors in accordance with Article 5 of this Plan, or, the Board of Directors, if no such committee is then in existence.

(i) "Common Stock" means the Company's Class A Common Stock.

(j) "Disabled" means having a mental or physical impairment that has lasted or is expected to last for a continuous period of twelve (12) months or more and, in the Committee's sole discretion, renders an Optionee unable to perform the duties that were assigned to the Optionee during the twelve (12) month period prior to such determination. The Committee's determination of the existence of an individual's disability will be effective when communicated in writing to the Optionee and will be conclusive on all of the parties.

(k) "Effective Date" means the date on which this Plan is approved by the Board of Directors.

(l) "Employee" means any person employed by the Company or a Subsidiary.

(m) "Exercise Price" means the price per share at which shares of Common Stock may be purchased upon exercise of an Incentive Stock Option or a Non-Qualified Stock Option.

(n) "Fair Market Value" with respect to shares of Common Stock for any date means:

1) If the Common Stock is traded on a national securities exchange or on either the NASDAQ National Market or NASDAQ Small-Cap Market, the "Fair Market Value" of a share of Common Stock will be the average between the lowest and highest reported sales price of the Common Stock for such date, or if no transactions occurred on such date, on the last date on which trades occurred;

2) If the Common Stock is not traded on a national securities exchange or on NASDAQ but bid and asked prices are regularly quoted on the OTC Bulletin Board Service, by the National Quotation Bureau or any other comparable service, the "Fair Market Value" of a share of Common Stock will be the average between the highest bid and lowest asked prices of the Common Stock as reported by such service at the close of trading for such date or, if such date was not a business day, on the preceding business day; or

3) If there is no public trading of the Common Stock within the terms of subparagraphs 1 or 2 of this subsection, the "Fair Market Value" of a share of Common Stock will be as determined by the Committee in its sole discretion.

(o) "Grantee" means any individual who receives a Restricted Stock Grant.

(p) "Incentive Stock Option" means an option to purchase shares of Common Stock that the Committee indicates is intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code and is granted under Article 6 of this Plan.

(q) "Incentive Option Agreement" means the agreement between the Company and the Optionee evidencing the grant of an Incentive Stock Option.

(r) "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended.

(s) "Non-Qualified Stock Option" means an option to purchase shares of Common Stock that the Committee either indicates is intended to be a Non-Qualified stock option, indicates is <u>not</u> intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code and is granted under Article 7 of this Plan, or although indicated by the Committee as an Incentive Stock Option does not qualify within the meaning of Section 422 of the Internal Revenue Code.

(t) "Non-Qualified Option Agreement" means the agreement between the Company and the Optionee evidencing the grant of a Non-Qualified Stock Option.

(u) "Optionee" means any individual who is granted an Incentive Stock Option or a Non-Qualified Stock Option.

(v) "Option Agreement" refers to an Incentive Option Agreement or Non-Qualified Option Agreement, as the case may be.

(w) "Outstanding Stock Options" means all Stock Options that, at such time, have not yet been exercise, expired, terminated or cancelled.

(x) "Restricted Stock Grant" means a grant of shares of Common Stock pursuant to this Plan, regardless of whether the Grantee receives the shares covered by such grant solely for services or for a combination of services and cash payment to the Company.

(y) "Restricted Stock Agreement" means the written agreement between the Company and a Grantee that evidences a Restricted Stock Grant.

(z) "Securities Act" means the Securities Act of 1933, as amended.

(aa) "Significant Shareholder" means any person who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent or Subsidiary of the Company. For purposes of this definition a person shall be considered the owner of all stock owned directly or indirectly by or for such person's siblings, spouse, ancestors and lineal descendants. In addition, stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust shall be considered as being owned proportionately by or for its shareholders, partners or beneficiaries to the extent required by Section 422 of the Internal Revenue Code.

(bb) "Subsidiary" of the Company means any corporation or other entity owned or controlled by the Company in an unbroken chain of corporations or other entities in which each of the corporations or other entities other than last corporation or other entity owns fifty percent (50%) or more of the total combined voting power of all classes of equity ownership interests in the other corporations or other entities in such chain.

(cc) "Stock Option" refers to Incentive Stock Option and Non-Qualified Stock Options.

(dd) "Tax Withholding" means all amounts determined by the Company to be required to satisfy applicable federal, state and local tax withholding requirements upon the exercise of a Stock Option, the disqualifying disposition of shares of Common Stock acquired by exercise of a Stock Option, the vesting of shares under a Restricted Stock Grant, a Grantee making an election under Section 83(b) of the Internal Revenue Code with respect to a Restricted Stock Grant or as otherwise may be required under applicable tax laws.

3. Stock Subject to the Plan

3.1 **Aggregate Number of Authorized Shares.** Subject to adjustment in accordance with Section 10.1, the total number of Authorized Shares is initially established at 100,000 shares. Notwithstanding any other provision of this Plan, the maximum number of shares of Common Stock authorized for issuance under Incentive Stock Options is 30,000 shares.

3.2 **Number of Available Shares.** At any point in time, the number of Available Shares shall be the number of Authorized Shares minus:

(a) the number of shares of Common Stock issued upon the exercise of Stock Options; and

(b) the number of shares of Common Stock covered by Outstanding Stock Options; and

(c) the number of shares of Common Stock covered by Restricted Stock Grants except to the extent that unvested shares are forfeited and repurchased by the Company pursuant to the terms of a Restricted Stock Agreement.

If a Stock Option expires, terminates or is cancelled for any reason without having been exercised in full, the shares of Common Stock covered by such Stock Option that were not purchased through the exercise of such Stock Option will again become Available Shares. If shares of Common Stock covered by a Restricted Stock Grant are repurchased by the Company pursuant to the terms of a Restricted Stock Agreement, those shares will again become Available Shares. Shares of Common Stock used by an Optionee to satisfy any income tax withholding obligations upon the exercise of a Non-Qualified Stock Option shall nonetheless, for purposes of this Plan, be considered as having been issued upon the exercise of such option.

3.3 Reservation of Shares. Available Shares shall consist of authorized but unissued shares of the Company's Common Stock. At all times, the Company will reserve for issuance shares of Common Stock equal to the sum of (i) the number of shares covered by Outstanding Stock Options and (ii) the number of Available Shares.

3.4 Annual Limit on Number of Shares to Any One Person. No person will be eligible to receive Awards which, in aggregate, exceed 2,000 shares in any calendar year except in connection with the hiring or commencement of services from such person in which case the limit shall be 3,000 shares during such calendar year. However, the foregoing limitation shall not apply to Awards of Stock Options in substitution for outstanding stock options of an Acquired Company that are cancelled in connection with the acquisition of an Acquired Company.

4. Commencement and Duration of the Plan

4.1 Effective Date of the Plan. This Plan is effective as of February 17, 2005, subject to the provisions of Section 4.2.

4.2 Shareholder Approval of the Plan. This Plan will be submitted to the shareholders of the Company for their approval within twelve (12) months of the Effective Date. This Plan will be deemed approved by the shareholders if approved by a majority of the votes cast at a duly held meeting of the Company's shareholders at which a quorum is present in person or by proxy. Awards may be made prior to such shareholder approval provided that such Awards are conditioned upon such approval and state by their terms that they will be null and void if shareholder approval is not obtained.

4.3 Termination of the Plan. This Plan will terminate ten (10) years from the Effective Date. In addition, the Board of Directors will have the right to suspend or terminate this Plan at any time. Termination of the Plan will not terminate or otherwise affect any Outstanding Stock Option, Option Agreement, Restricted Stock Grant or Restricted Stock Agreement.

5. Administration

Subject to the provisions of this Plan and any additional terms or conditions which, from time to time, may be imposed by the Board of Directors, the Committee will administer this Plan and will have the authority, in its sole discretion, to grant Incentive Stock Options and Non-Qualified Stock Options and to make Restricted Stock Grants in accordance with Articles 6, 7 and 9, respectively. Notwithstanding the foregoing, in connection with the acquisition of a corporation or entity that will become an Acquired Company, the Board of Directors shall retain (but may delegate to the Committee) the right to agree to grant Stock Options or make Restricted Stock Grants in substitution for stock options granted by the Acquired Company prior to the date of such acquisition that remain outstanding and not exercised as of such date. From time to time, the Committee may adopt rules and regulations relating to the administration of this Plan and may seek the advice of legal, tax, accounting and compensation advisors. Decisions of the Committee with respect to the administration of this Plan, the interpretation or construction of this Plan or the interpretation or construction of any written agreement evidencing an Award will be final and conclusive, subject only to review by the full Board of Directors. The Committee may correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any agreement evidencing an Award in the manner and to the extent it deems appropriate. The Committee may accelerate the vesting of Stock Options and Restricted Stock Grants in connection with the occurrence of a Change of Control Transaction and may do so, in whole or in part, on any basis that it determines to be appropriate.

The Board of Directors shall appoint the Committee, which shall consist of at least two members of the Board of Directors. For purposes of this paragraph, directors who are (i) not "outside directors" as such term is defined in Treasury Regulation §1.162-27(e)(3), (ii) directors who are not "non-employee directors" as such term is defined in Rule 16b-3 issued by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended, ("Rule 16b-3") and (iii) directors that fail to meet the requirements for service on a compensation committee as set forth in the listing standards of the exchange or market on which the Common Stock primarily trades are referred to as "Abstaining Directors." The appointment to the Committee of one or more Abstaining Directors shall not invalidate any of the Committee's actions. An Abstaining Director shall be deemed to have abstained from any action of the Committee for which an "Abstaining Director," under the respective rule giving rise to such designation, is prohibited from participating (notwithstanding any statement to the contrary which may be contained in minutes of a meeting of the Committee). If the Committee proposes to take an action by unanimous consent in lieu of a meeting, an Abstaining Director shall be deemed to not be a member of the Committee for the purpose of such consent with respect to any actions for which such member is deemed to be an Abstaining Director.

If no Committee is appointed, the Board of Directors will have all the powers, duties and responsibilities of the Committee as set forth in this Plan. In addition, the Board of Directors may abolish a Committee and assume the duties and responsibilities of the Committee at any time by resolution duly adopted by the Board of Directors.

6. INCENTIVE STOCK OPTION TERMS AND CONDITIONS

Incentive Stock Options will be subject to the following terms and conditions.

6.1 **Requirement for a Written Agreement**. Each Incentive Stock Option will be evidenced by a written Incentive Option Agreement. The Committee, from time to time, will determine the form of Incentive Option Agreement. Except as provided in Section 6.13, the terms of every Incentive Option Agreement must be consistent with this Plan. Any inconsistencies between any Incentive Option Agreement and this Plan will be resolved in accordance with the terms and conditions specified in this Plan. Except as expressly required by this Article 6, the terms and conditions of Incentive Stock Options do not need to be identical.

6.2 **Who May be Granted an Incentive Stock Option.** An Incentive Stock Option may be granted to any Employee who, in the judgment of the Committee, has performed or will perform services important to the management, operation and development of the business of the Company or of one or more of its Subsidiaries. The Committee, in its sole discretion, shall determine when and to which Employees Incentive Stock Options are granted.

6.3 **Number of Shares Covered by an Incentive Stock Option.** Each Incentive Option Agreement shall specify the number of shares of Common Stock that may be purchased upon exercise of the Incentive Stock Option, as determined by the Committee in its sole discretion.

6.4 **Vesting Schedule under an Incentive Stock Option.** Each Incentive Option Agreement shall specify when and to what extent the Incentive Stock Option is exercisable, and may provide that the Incentive Stock Option is immediately exercisable as to all of the shares of Common Stock covered by such option or is only exercisable in accordance with a vesting schedule.

Notwithstanding any term to the contrary set forth in Section 10.2 hereof or in any Incentive Option Agreement, an Incentive Stock Option granted to a person who, at the time of the grant, was an executive officer of the Company will not become exercisable until after six (6) months from the date of such grant unless the Award was approved either by (i) a committee of non-employee directors within the requirements of Rule 16b-3 or (ii) the full Board of Directors. To the extent that an Incentive Stock Option (together with other incentive stock options within the meaning of Section 422 of the Internal Revenue Code held by such Optionee with an equal or lower exercise price per share) purports to become exercisable for the first time during any calendar year as to shares of Common Stock with a Fair Market Value (determined at the time of grant) in excess of $100,000, such excess shares shall be considered to be covered by a Non-Qualified stock option and not an incentive stock option within the meaning of Section 422 of the Internal Revenue Code.

6.5 **Exercise Price of an Incentive Stock Option.** Each Incentive Option Agreement shall specify the Exercise Price of the Incentive Stock Option. The Exercise Price will be 100% of Fair Market Value as of the date on which the Incentive Stock Option was granted. However, if the Optionee is a Significant Shareholder, the Exercise Price will be 110% of Fair Market Value as of the date on which the Incentive Stock Option was granted.

6.6 **Duration of an Incentive Stock Option--Generally.** Each Incentive Option Agreement shall set forth the term of the Incentive Stock Option provided that such term will not exceed 10 years from the date on which such option was granted. Notwithstanding the foregoing, if the Optionee is a Significant Shareholder, the term will not exceed five (5) years from the date on which the Incentive Stock Option was granted. The Optionee shall have no further right to exercise an Incentive Stock Option following the expiration of such term.

6.7 The Effect of Termination of the Optionee's Employment on the Term of an Incentive Stock Option. If an Optionee ceases to be an Employee for any reason other than as a result of the Optionee dying or becoming Disabled (as provided for in Section 6.9 and Section 6.10, respectively), all Incentive Stock Options granted to such Optionee shall terminate, to the extent that they are not exercised within 3 months following the date the Optionee ceases to be an Employee. The foregoing provision will not extend the time within which an Incentive Stock Option may be exercised beyond the expiration of the term of such option. No additional vesting shall occur after the date the Optionee ceases to be an Employee. The Incentive Option Agreement may, in the discretion of the Committee, provide that if the Optionee's employment is terminated by the Company for cause (as defined by an employment or severance agreement between the Company and the Employee, or if not so defined, as determined by the Company's President or Board of Directors in their reasonable discretion) the Incentive Stock Option will terminate immediately upon the Company's notice to the Optionee of such termination.

6.8 The Effect of a Leave of Absence on an Incentive Stock Option. An Optionee shall not cease to be an Employee, for purposes of Section 6.7, if the Optionee is on sick leave, family leave, military leave or any other leave of absence that is approved by the Committee. The Committee, in its sole discretion, may determine whether or not an Incentive Stock Option shall continue to vest during any sick leave, family leave, military leave or other approved leave of absence. If an Optionee's sick leave, family leave, military leave or other approved leave of absence continues for more than ninety (90) days and reemployment of the Optionee is not guaranteed by contract or statute, the Optionee's Incentive Stock Option may cease to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code. In such event, the Stock Option will nonetheless continue as a Non-Qualified Stock Option under this Plan.

6.9 The Effect of the Death of an Optionee on the Term of an Incentive Stock Option. If an Optionee ceases to be an Employee as a result of the death of the Optionee, all Incentive Stock Options granted to such Optionee shall terminate to the extent that they are not exercised within twelve (12) months following the date of the Optionee's death. The foregoing provision will not extend the time within which an Incentive Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date of the Optionee's death.

6.10 The Effect of the Disability of an Optionee on the Term of an Incentive Stock Option. If an Optionee ceases to be an Employee as a result of the Optionee was becoming disabled, all Incentive Stock Options granted to such Optionee shall terminate to the extent that they are not exercised within twelve (12) months following the date the Optionee became disabled. The foregoing provision will not extend the time within which an Incentive Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee became disabled.

6.11 Transferability. Incentive Stock Options are not transferable except by will or the laws of descent and distribution upon the death of the Optionee.

6.12 Tax Treatment and Savings Clause. Nothing contained in this Plan, any Incentive Option Agreement, any document provided by the Company to an Optionee or any statement made by or on behalf of the Company shall constitute a representation or warranty of the tax treatment of any Incentive Stock Option or that such option will qualify as an incentive stock option under Section 422 of the Internal Revenue Code. Any option that is designated as an Incentive Stock Option but, either in whole or in part, fails for any reason to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code or fails to satisfy requirements of this Plan that apply only to Incentive Stock Options shall be treated as an incentive stock option to the fullest extent permitted under Section 422 of the Internal Revenue Code and this Plan and, notwithstanding such designation, shall otherwise be treated as a Non-Qualified Stock Option under this Plan.

6.13 Non-Conforming Terms of Substitute Incentive Stock Options. Incentive Stock Options granted in substitution for outstanding incentive stock options of an Acquired Company may deviate from the terms otherwise required by this Article 6 to the extent that the Committee, in its sole discretion upon the advise of its advisors, determines that such non-conforming terms are required or appropriate under applicable tax law, accounting principles or contractual requirements or are otherwise appropriate.

7. Non-Qualified Stock Option Terms and Conditions

Non-Qualified Stock Options may be granted in accordance with the following terms and conditions.

7.1 Requirement for a Written Agreement. Each Non-Qualified Stock Option will be evidenced by a written option agreement ("Non-Qualified Option Agreement). The Committee will determine from time to time the form of Non-Qualified Option Agreement. The terms of the Non-Qualified Option Agreement must be consistent with this Plan and any inconsistencies will be resolved in accordance with the terms and conditions specified in this Plan. Except as otherwise required by this Article 7, the terms and conditions of Non-Qualified Stock Options do not need to be identical.

7.2 Who may be granted a Non-Qualified Stock Option? A Non-Qualified Stock Option may be granted to any Employee, any director of the Company and any other individual who, in the judgment of the Committee, has performed or will perform services important to the management, operation and development of the business of the Company or of one or more of its Subsidiaries. The Committee, in its sole discretion, shall determine when and to whom Non-Qualified Stock Options are granted.

7.3 Number of Shares Covered by a Non-Qualified Stock Option. Each Non-Qualified Option Agreement shall specify the number of shares of Common Stock that may be purchased upon exercise of the Non-Qualified Stock Option, as determined by the Committee in its sole discretion.

7.4 Vesting Schedule under a Non-Qualified Stock Option. Each Non-Qualified Stock Option Agreement shall specify when and to what extent the Incentive Stock Option is exercisable, and may provide that the Incentive Stock Option is immediately exercisable as to all of the shares of Common Stock covered by such option or is only exercisable in accordance with a vesting schedule. Any Non-Qualified Stock Option that was not either approved by (i) a committee of non-employee directors within the requirements of Rule 16b-3 or (ii) the full board of directors of the Bank, shall, notwithstanding Section 10.2 hereof or the terms set forth in the Non-Qualified Option Agreement, not be exercisable until at least six months after the date of such grant.

7.5 Exercise Price of a Non-Qualified Stock Option. The Exercise Price for each Non-Qualified Stock Option will be at least 100% of the Fair Market Value as of the date on which the Non-Qualified Stock Option is granted. However, if it is subsequently determined that the Exercise Price as stated in the Non-Qualified Option Agreement is less than 100% of the Fair Market Value, such fact will not invalidate the Non-Qualified Stock Option.

7.6 Duration of a Non-Qualified Stock Option--Generally. Each Non-Qualified Option Agreement shall set forth the term of the Non-Qualified Stock Option provided that such term will not exceed 10 years from the date on which such option was granted. The Optionee shall have no further right to exercise a Non-Qualified Stock Option following the expiration of such term.

7.7 The Effect of Termination of the Optionee's Employment or Service as a Director on the Term of a Non-Qualified Stock Option. If an Optionee, ceases to be an Employee of the Company (or, in the case of an Optionee who is not an Employee but is a director of the Company, ceases to be a director of the Company) for any reason other than as a result of the Optionee dying or becoming Disabled (as provided for in Section 7.9 and Section 7.10, respectively), all Non-Qualified Stock Options granted to such Optionee shall terminate to the extent that they are not exercised within three months following the date the Optionee ceased to be an Employee (or a director, as the case may be) of the Company. The foregoing provision will not extend the time within which a Non-Qualified Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee ceases to be an Employee (or a director, as the case may be). In the discretion of the Committee, the Non-Qualified Option Agreement may provide that if the Optionee's employment is terminated by the Company for cause (as defined by an employment or severance agreement between the Company and the Employee, or if not so defined, as determined by the Company's President or Board of Directors in their reasonable discretion) the Non-Qualified Stock Option will terminate immediately upon the Company's notice to the Optionee of such termination.

7.8 The Effect of a Leave of Absence on a Non-Qualified Stock Option. An Optionee shall not cease to be an Employee, for purposes of Section 7.7, if the Optionee is on sick leave, family leave, military leave or any other leave of absence that is approved by the Committee. The Committee, in its sole discretion, may determine whether a Non-Qualified Stock Option shall continue to vest during any sick leave, family leave, military leave or other approved leave of absence.

7.9 The Effect of the Death of an Optionee on the Term of a Non-Qualified Stock Option. If an Optionee ceases to be an Employee, ceases to serve as a director of the Company or ceases to provide services to the Company as a result of the Optionee's death, all Non-Qualified Stock Options granted to such Optionee will terminate to the extent that they are not previously exercised within twelve (12) months following the date of the Optionee's death. The foregoing provision will not extend the time within which a Non-Qualified Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee's death.

7.10 The Effect of the Disability of an Optionee on the Term of a Non-Qualified Stock Option. If an Optionee ceases to be an Employee, ceases to serve as a director of the Company or ceases to provide services to the Company as a result of the Optionee becoming Disabled, all Non-Qualified Stock Options granted to such Optionee shall terminate to the extent that they are not exercised within twelve (12) months following the date of the Optionee becoming Disabled. The foregoing provision will not extend the time within which a Non-Qualified Stock Option may be exercised beyond the expiration of the term of such option and no additional vesting shall occur after the date the Optionee became disabled.

7.11 Transferability. Non-Qualified Stock Options may be transferred by gift to the Optionee's spouse, children or a trust for the exclusive benefit of any combination of the Optionee, the Optionee's spouse and the Optionee's children but only to the extent permitted by the Committee as expressly stated in the Non-Qualified Option Agreement. Any transfer of a Non-Qualified Stock Option shall be conditioned upon the Optionee and the transferee of such Non-Qualified Stock Option executing and delivering to the Company a form of Transfer/Assumption of Non-Qualified Stock Option as the Company may request. Notwithstanding any transfer of a Non-Qualified Stock Option, the Optionee shall remain liable to the Company for any income tax withholding amounts that the Company is required to withhold at the time the transferred Non-Qualified Stock Option is exercised. If the Non-Qualified Option Agreement does not expressly provide that such option is transferable, such option may not be transferred by the Optionee, except by will or the laws of descent and distribution upon the Optionee's death or with the prior written consent of the Committee, which consent may be withheld in the Committee's sole discretion.

7.12 Non-Conforming Terms of Substitute Non-Qualified Stock Options. Non-Qualified Stock Options granted in substitution for outstanding Non-Qualified stock options of an Acquired Company may deviate from the terms otherwise required by this Article 7 to the extent that the Committee, in its sole discretion upon the advise of its advisors, determines that such non-conforming terms are required or appropriate under applicable tax law, accounting principles or contractual requirements or are otherwise appropriate.

8. Exercise of Stock Options

8.1 Notice of Exercise. A Stock Option may be exercised only by delivery to the Company of written notice signed by the Optionee or by the permitted transferee of a Non-Qualified Stock Option under Section 7.11 (or, in the case of exercise after death of the Optionee, by the executor, administrator, heir or legatee of the Optionee, as the case may be) directed to the President of the Company (or such other person as the Company may designate) at the Company's principal business office. The notice will specify (i) the number of shares of Common Stock being purchased, (ii) the method of payment of the Exercise Price, (iii) the method of payment of the Tax Withholding, if required, and (iv), unless a registration under the Securities Act is in effect with respect to the Plan at the time of such exercise, the notice of exercise shall contain such representations as the Company determines to be necessary or appropriate in order for the sale of shares of Common Stock being purchased pursuant to such exercise to qualify for exemptions from registration under the Securities Act and other applicable state securities laws.

8.2 Payment of Exercise Price. No shares of Common Stock will be issued upon the exercise of any Stock Option unless and until payment or adequate provision for payment of the Exercise Price of such shares has been made in accordance with this subsection. The Committee, in its sole discretion, may provide in any Option Agreement that the Exercise Price may be paid in cash (including by check), by delivery of a full-recourse promissory note, by the surrender of shares of Common Stock or other securities issued by the Company (provided that such other securities have been held by the Optionee for at least six months prior to the date on which the Option is being exercised) in accordance with Section 8.4, or by any combination of the foregoing. In the absence of such terms in the Option Agreement, the Exercise Price shall be paid in cash (including by check). The Committee, in its sole discretion, may permit an Optionee to elect to pay the Exercise Price by authorizing a duly registered and licensed broker-dealer to sell the shares of Common Stock to be issued upon such exercise (or, at least, a sufficient portion thereof) and instructing such broker-dealer to immediately remit to the Company a sufficient portion of the proceeds from such sale to pay the entire Exercise Price.

8.3 Payment of Tax Withholding Amounts. Upon the exercise of any Stock Option (including a Non-Qualified Stock Option transferred by the Optionee pursuant to Section 7.11), either with the delivery of the notice of exercise or upon notification of the amount due, each Optionee must pay to the Company or make adequate provision for the payment of all Tax Withholding, if any. The Option Agreement may provide for, or the Committee, in its sole discretion, may allow the Optionee to pay the Tax Withholding (i) in cash (including by check), (ii) by the Company withholding such amount from other amounts payable by the Company to the Optionee, including salary, (iii) by surrender of shares of Common Stock or other securities of the Company in accordance with Section 8.4, (iv) by the application of shares that could be received upon exercise of the Stock Option in accordance with Section 8.4, or (v) any combination of the foregoing.

By receiving and upon exercise of a Stock Option, the Optionee shall be deemed to have consented to the Company withholding the amount of any Tax Withholding from any amounts payable by the Company to the Optionee. The Committee, in its sole discretion, may permit an Optionee to elect to pay the Tax Withholding by authorizing a duly registered and licensed broker-dealer to sell the shares to be issued upon such exercise (or, at least, a sufficient portion thereof) and instructing such broker-dealer to immediately remit to the Company a sufficient portion of the proceeds from such sale to pay the Tax

Withholding. No shares will be issued upon an exercise of a Stock Option unless and until payment or adequate provision for payment of the Tax Withholding has been made. If, either as a result of the exercise of a Stock Option or the subsequent disqualifying disposition of shares acquired through such exercise, the Company determines that additional Tax Withholding was or has become required beyond any amount paid or provided for by the Optionee, the Optionee will pay such additional amount to the Company immediately upon demand by the Company. If the Optionee fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the Optionee, including salary.

8.4 Payment of Exercise Price or Withholding with Other Securities. To the extent permitted in Section 8.2 and Section 8.3 above, the Exercise Price and Tax Withholding may be paid by the surrender of shares of Common Stock or other securities of the Company, which should be indicated on the notice of exercise. Payment shall be made by either (i) delivering to the Company the certificates or instruments representing such shares of Common Stock or other securities, duly endorsed for transfer, or (ii) delivering to the Company an attestation in such form as the Company may deem appropriate with respect to the Optionee's ownership of the shares of Common Stock or other securities of the Company. For purposes of this Article 8, shares of Common Stock shall be valued at their Fair Market Value as of the last business day preceding the day the Company receives the Optionee's notice of exercise. For purposes of this Article 8, other securities of the Company shall be valued at the publicly reported price, if any, for the last sale on the last business day preceding the day the Company receives the Optionee's notice of exercise, or, if there are no publicly reported prices of such other securities of the Company, at the fair market value of such other securities as determined in good faith by the Board of Directors. To the extent permitted in Section 8.3, Tax Withholding may (if the Optionee notifies the Company at the time of the notice of exercise) be paid by the application of shares which could be received upon exercise of any other stock option issued by the Company. This application of shares shall be accomplished by crediting toward the Optionee's Tax Withholding obligation the difference between the Fair Market Value and the Exercise Price of the Stock Option specified in the Optionee's notice. Any such application shall be considered an exercise of the other Stock Option to the extent that shares are so applied.

8.5 Compliance with Legal Requirements. No shares of Common Stock will be issued with respect to the exercise of any Stock Option unless the exercise and issuance of the shares of Common Stock will comply with (i) all relevant provisions of law, including, without limitation, the Securities Act, the Securities Exchange Act of 1934, all applicable state securities laws and the Internal Revenue Code, each as amended and including the respective rules and regulations promulgated under each of the foregoing, (ii) any registration under the Securities Act in effect with respect to the Plan, and (iii) the requirements of any stock exchange upon which the Common Stock may then be listed. Compliance with such provisions shall be subject to the approval of legal counsel for the Company. The Company will not be liable to any Optionee or any other person for failure to issue shares of Common Stock upon the exercise of a Stock Option where such failure is due to the inability of the Company to obtain all permits, exemptions or approvals from regulatory authorities which are deemed necessary by the Company's legal counsel. The Board may require any action or agreement by an Optionee as may be necessary, from time to time, to comply with the federal and state securities laws. The Company will not be obliged to prepare, file or maintain a registration under the Securities Act with respect to the Plan or to take any actions with respect to any state securities laws.

8.6 Issuance of Shares. Notwithstanding the good faith compliance by the Optionee with all of the terms and conditions of an Option Agreement and with this Article 8, the Optionee will not become a shareholder and will have no rights as a shareholder with respect to the shares covered by such Stock Option until the issuance of shares pursuant to the exercise of such Stock Option is recorded on the Company's stock transfer record. Notwithstanding the foregoing, the Company shall not unreasonably delay the issuance of a stock certificate and shall exercise reasonable efforts to cause such stock certificate to be issued to the Optionee as soon as is practicable after the compliance by the Optionee with all of the terms and conditions of the Option Agreement and with this Article 8.

8.7 Notice of any Disqualifying Disposition and Provision for Tax Withholding. Any Optionee that exercises an Incentive Stock Option and then makes a "disqualifying disposition" (as such term is defined under Section 422 of the Internal Revenue Code) of the shares so purchased, shall immediately notify the Company in writing of such disqualifying disposition and, in accordance with Section 8.3, shall pay or make adequate provision for all Tax Withholding that may be required as a result of such disqualifying disposition.

8.8 Non-Conforming Terms of Substitute Incentive Stock Options and Substitute Non-Qualified Stock Options. Stock Options granted under Article 6 or Article 7 of this Plan in substitution for outstanding incentive stock options or Non-Qualified stock options of an Acquired Company may deviate from the terms otherwise required by this Article 8 to the extent that the Committee, in its sole discretion upon the advise of its advisors, determines that such non-conforming terms are required under applicable tax law, accounting principles or contractual requirements or are otherwise appropriate.

9. Restricted Stock Grants

Restricted Stock Grants may be made in accordance with the following terms and conditions.

9.1 Requirement for a Written Restricted Stock Agreement. Each Restricted Stock Grant will be evidenced by a Restricted Stock Agreement. The Committee will determine from time to time the form of Restricted Stock Agreement. Except as provided in Section 9.10, the terms of each Restricted Stock Agreement must be consistent with this Plan. Any inconsistencies between any Restricted Stock Agreement and this Plan will be in accordance with the terms and conditions specified in this Plan. Except as otherwise required by this Article 9, the terms and conditions of each Restricted Stock Grant do not need to be identical.

9.2 Who May Receive a Restricted Stock Grant. A Restricted Stock Grant may be made to any Employee, any director of the Company or any other individual who provides services to the Company where, in the judgment of the Committee, the services performed or to be performed by such Grantee are important to the management, operation and development of the business or businesses of the Company or one or more of its Subsidiaries. The Committee, in its sole discretion, shall determine when and to whom Restricted Stock Grants are made.

9.3 Number of Shares Covered by a Restricted Stock Grant. Each Restricted Stock Agreement shall specify the number of shares of Common Stock covered by the Restricted Stock Grant, as determined by the Committee in its sole discretion.

9.4 What the Grantee Must Deliver to Receive a Restricted Stock Grant. The Committee, in its sole discretion, will determine the consideration payable by a Grantee for the shares covered by a Restricted Stock Grant. Consideration may consist of services rendered by the Grantee to the Company, payment in cash, delivery of a promissory note, or delivery of other securities of the Company. To the extent that the sum of any cash payment, any promissory note and any other securities received by the Company from the Grantee in connection with a Restricted Stock Grant is less than the Fair Market Value of the shares of Common Stock covered by such Restricted Stock Grant determined as of the date of such grant, the shares of Common Stock covered by the Restricted Stock Grant shall be deemed to have been issued by the Company for services rendered by the Grantee.

9.5 Vesting Schedule under a Restricted Stock Grant. The Committee, in its sole discretion, shall determine the terms and conditions upon which shares covered by any Restricted Stock

Grant shall vest, which terms shall be set forth in the Restricted Stock Agreement. Unvested shares covered by a Restricted Stock Grant may not be transferred by the Grantee under any condition without the prior written consent of the Committee, which consent may be withheld in its sole discretion.

9.6 Right to Repurchase Unvested Shares upon Certain Conditions. The Restricted Stock Agreement shall specify the events upon the occurrence of which the Company shall have the right to repurchase from the Grantee any or all of the Grantee's unvested shares and the period during which the Company must exercise this right following the occurrence of the event. The Restricted Stock Agreement shall also specify the "Repurchase Price per Share" that the Company shall pay to the Grantee upon exercise of its right to repurchase unvested shares and the terms of such payment. If not otherwise specified in the Restricted Stock Agreement, the right to repurchase must be exercised within forty-five (45) days after the Company receives from the Grantee written notice of the occurrence of the event, the repurchase price shall be $0.001 per share and the repurchase price shall be payable to the Grantee in cash (including by check) within ten (10) days after the date on which the right to repurchase the shares is exercised. Any right of the Company to repurchase unvested shares may be assigned by the Company in its sole discretion without notice to, or the prior consent of, the Grantee.

9.7 Payment of Tax Withholding Amounts. Upon the vesting of shares under a Restricted Stock Grant or upon the Grantee making a valid election under Section 83(b) of the Internal Revenue Code, each Grantee must pay to the Company or make adequate provision for the payment of all Tax Withholding, unless the Committee, in its sole discretion, determines otherwise. The Restricted Stock Agreement may provide for, or the Committee, in its sole discretion, may allow the Grantee to pay the Tax Withholding (i) in cash (including by check), (ii) by the Company withholding such amount from other amounts payable by the Company to the Grantee, including salary, (iii) by surrender of shares of Common Stock or other securities of the Company in the manner specified in Section 8.4, (iv) by the application of vested shares that could be received under the Restricted Stock Agreement in accordance with Section 8.4, or (v) any combination of the foregoing.

By accepting a Restricted Stock Grant, the Grantee shall be deemed to have consented to the Company withholding the amount of any Tax Withholding from any amounts payable by the Company to the Grantee. The Committee, in its sole discretion, may permit a Grantee to elect to pay the Tax Withholding by authorizing a duly registered and licensed broker-dealer to sell shares of Common Stock that are vested or vesting under the Restricted Stock Agreement (or, at least a sufficient portion thereof) and instructing such broker-dealer to immediately remit to the Company a sufficient portion of the proceeds from such sale to pay the Tax Withholding. No shares of Common Stock will be released from the restrictions on their transfer under Section 9.5 unless and until payment or adequate provision for payment of the Tax Withholding has been made. If the Company later determines that additional Tax Withholding was or has become required beyond any amount paid or provided for by the Grantee, the Grantee will pay such additional amount to the Company immediately upon demand by the Company. If the Grantee fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the Grantee, including salary.

9.8 Compliance with Legal Requirements. No shares of Common Stock will be issued with respect to any Restricted Stock Grant unless the issuance of the shares of Common Stock will comply with (i) all relevant provisions of law, including, without limitation, the Securities Act, the Securities Exchange Act of 1934, all applicable state securities laws and the Internal Revenue Code, each as amended and including the respective rules and regulations promulgated under each of the foregoing, (ii) any registration under the Securities Act in effect with respect to the Plan, and (iii) the requirements of any stock exchange upon which the Common Stock may then be listed. Compliance with such provisions shall be subject to the approval of legal counsel for the Company. The Company will not be liable to any Grantee or any other person for failure to issue shares of Common Stock in connection with a Restricted Stock Grant where such failure is due to the inability of the Company to obtain all permits, exemptions or approvals from regulatory authorities which are deemed necessary by the Company's legal counsel. The

Board may require any action or agreement by a Grantee as may be necessary, from time to time, to comply with the federal and state securities laws. The Company will not be obliged to prepare, file or maintain a registration under the Securities Act with respect to the Plan or to take any actions with respect to any state securities laws.

9.9 **Issuance of Shares**. Notwithstanding the good faith compliance by the Grantee with all of the terms and conditions of a Restricted Stock Agreement and with this Article 9, the Grantee will not become a shareholder and will have no rights as a shareholder with respect to the shares covered by such Restricted Stock Grant until the issuance of shares is recorded on the stock transfer record of the Company. Notwithstanding the foregoing, the Company shall not unreasonably delay the issuance of a stock certificate and shall exercise reasonable efforts to cause such stock certificate to be issued to the Grantee as soon as is practicable after the compliance by the Grantee with all of the terms and conditions of the Restricted Stock Agreement and with this Article 9.

9.10 **Non-Conforming Terms of Substitute Restricted Stock Grants.** Restricted Stock Grants made under this Article 9 in substitution for outstanding stock options or unvested restricted stock grants of an Acquired Company may deviate from the terms otherwise required by this Article 9 to the extent that the Committee, in its sole discretion upon the advise of its advisors, determines that such non-conforming terms are required under applicable tax law, accounting principles or contractual requirements or are otherwise appropriate.

10. Change in Capital Structure or Control

10.1 **Change in Capital Structure; Effect on Number of Shares and Exercise Price.** If the outstanding shares of Common Stock are hereafter increased, decreased, changed into or exchanged for a different number or kind of shares of Common Stock or for other securities of the Company or of another corporation, by reason of any reorganization, merger, consolidation, reclassification, stock split-up, combination of shares of Common Stock, or dividend payable in shares of Common Stock or other securities of the Company, the Committee will make such adjustment as it deems appropriate in the number and kind of Authorized Shares. In addition, the Committee will make such adjustment in the number and kind of shares of Common Stock or other securities covered by Outstanding Stock Options, as well as make an adjustment in the Exercise Price of each Outstanding Stock Option as the Committee deems appropriate. Any determination by the Committee as to what adjustments may be made, and the extent thereof, will be final, binding on all parties and conclusive.

10.2 **Effect of the Occurrence of a Change of Control Transaction on Continuing Rights.** In the event of the occurrence of any Change of Control Transaction, all Outstanding Stock Options shall terminate effective as of the effective date of such transaction, unless and only to the extent that the terms and conditions of the transaction expressly provide for the assumption of this Plan and the continuation of such Outstanding Stock Options. Each Optionee shall be provided written notice of the expected occurrence of any such transaction at least fifteen (15) days prior to the effective date and shall be permitted to tender a notice of exercise of any Outstanding Stock Option that is conditioned upon the transaction actually occurring and, notwithstanding any provision of Article 8 or term of any Option Agreement, shall not be required to tender payment of the exercise price or amounts that the Company may be required to withhold for tax purposes until after the occurrence of the transaction. The terms and conditions of the transaction may provide for the assumption of this Plan with respect only to outstanding Restricted Stock Grants that have not fully vested and the assignment to and assumption by the surviving corporation of the rights and obligation of the Company under each outstanding Restricted Stock Agreement.

11. Underwriter's Lock-Up

Each written agreement evidencing an Award will specify that the Optionee or Grantee, by accepting the Award agrees that, whenever the Company undertakes a firmly underwritten public offering of its securities, the Optionee or Grantee will, if requested to do so by the managing underwriter in such offering, enter into an agreement not to sell or dispose of any securities of the Company owned or controlled by the Optionee or Grantee provided that such restriction will not extend beyond twelve (12) months from the effective date of the registration statement filed in connection with such offering.

12. Employment Rights

Nothing in this Plan nor in any written agreement evidencing an Award will confer upon any Optionee or Grantee any right to continued employment with the Company or to limit or affect in any way the right of the Company, in its sole discretion, to (a) terminate the employment of such Optionee or Grantee at any time, with or without cause, (b) change the duties of such Optionee or Grantee, or (c) increase or decrease the compensation of the Optionee or Grantee at any time. Unless the written agreement evidencing an Award expressly provides otherwise, vesting under such agreement shall be conditioned upon:

1) for Employees of the Company, the continued employment of the Optionee or Grantee;

2) for independent contractors, the Optionee or Grantee continuing to provide services to the Company on substantially the same terms and conditions as such services were provided at the time of the Award; or

3) For directors who are not Employees, the Optionee or Grantee continuing to serve as a director of the Company.

Nothing in this Plan shall be construed as creating a contractual or implied right or covenant by the Company to continue such employment, service as an independent contractor or service as a director.

13. Amendment of Plan

The Board of Directors, at any time and from time to time, may modify or amend this Plan as it deems advisable except that any amendment (i) increasing the number of shares of Common Stock issuable pursuant to this Plan, (ii) expanding the group of persons eligible to receive Awards or (iii) otherwise required to be approved by the shareholders of the Company under any applicable law, accounting principle or listing requirement, shall only become effective if and when such amendment is approved by the shareholders of the Company. Except as provided in Article 10, no amendment shall be made to the terms or conditions of an outstanding Stock Option or Restricted Stock Grant without the written consent of the Optionee or Grantee.

DATED as of, and approved and adopted by resolution of the Board of Directors of the Company adopted as of February 17, 2005.

Approved by the shareholders of the Company on __________, 2005.

NON-QUALIFIED STOCK OPTION

This Non-Qualified Stock Option is granted under the terms of the 2005 Stock Incentive Plan, dated February 17, 2005 (the "Plan") of Albina Community Bancorp, an Oregon corporation (the "Company"). Unless otherwise defined herein, terms in this Option shall have the same meanings as defined in the Plan.

The "Optionee"	______________________
Number of Shares of the Company's Class A Common Stock	______________________
"Exercise Price" per Share	**$**______________________
"Date of Grant"	_________________, _____
"Expiration Date"	_________________, _____

1. Terms of the Option.

1.1 Grant of Option The Company hereby grants to the Optionee the right, privilege, and option to purchase up to the number of shares indicated above, subject to adjustment as hereinafter set forth in Section 1.2 below, of the Company's Class A Common Stock (the "Option Shares") at the Exercise Price per share as indicated above (the "Option"). The Option may only be exercised as to a whole number of shares of Class A Common Stock.

1.2. Adjustments Upon Changes in Capitalization. In the event of changes in the outstanding securities of the Company by reason of stock dividends, stock splits, combinations, reclassification of securities, exchanges of shares, or reorganizations, the number and class of securities of the Company deliverable upon the exercise of this Option, the Exercise Price and the vesting schedule under this Option will be subject to adjustment. Adjustments under this Section 1.2 will be made by either the Committee or by the Company's Board of Directors and their determination as to what adjustments will be made, and the extent thereof, will be final, binding, and conclusive.

1.3 Status of this Option as a Non-Qualified Stock Option. It is intended by the Company that this Option will not qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

1.4 Nontransferability of Option. This Option and the rights of the Optionee under this Option may not be transferred in any manner except by will or by the laws of descent and distribution upon the death of the Optionee.

1.5 Reservation of Shares. The Company agrees that at all times there will be reserved for issuance upon exercise of this Option such number of shares of its Class A Common Stock as is required for such issuance.

2. Time of Exercise of Option.

2.1 When the Option Becomes Exercisable. This Option may only be exercised on or after _________________, _____ in accordance with the following vesting schedule and only to the extent not previously exercised:

On or After	Maximum Number of Shares
______________, ______	______________
______________, ______	______________
______________, ______	______________
______________, ______	______________
______________, ______	______________

The number of Shares indicated in the foregoing vesting schedule may be adjusted in accordance with Section 1.2. The foregoing vesting schedule may be accelerated under certain circumstances as set forth in Section 4 of this Option

2.2 Effect of Unpaid Leaves of Absence. If at any time during the term of this Option, the Optionee is on unpaid leave from the Company or any Subsidiary, the Option may not be exercised during such unpaid leave and the dates contained in the foregoing vesting schedule shall be extended by the length of such unpaid leave.

2.3 Expiration and Termination of Option. This Option will expire upon the close of business on the Expiration Date and may terminate earlier upon certain events as set forth in Section 4 of this Option. To the extent that this Option has not been exercised prior to the Expiration Date or any earlier termination, all further rights to purchase shares pursuant to this Option will cease and terminate at such time.

3. Option Exercise Procedures.

3.1 Who May Exercise the Option. Only the Optionee (or, in the case of exercise after death of the Optionee, by the executor, administrator, heir, or legatee of the Optionee, as the case may be) may exercise this Option.

3.2 Notice of Exercise. A "Notice of Exercise" must be signed and delivered to the Company's corporate Secretary or such other person as the Company may designate at the Company's principal business office of the Company. A copy of the Company's current form of Notice of Exercise is attached hereto. The Company, however, reserves the right to revise its form of Notice of Exercise from time-to-time as it determines to be appropriate. If, at the time of the exercise of this Option, the Company does not have an effective registration statement on file with the Securities and Exchange Commission that covers the issuance of shares upon the exercise of this Option, the Notice of Exercise will also contain certain representations from the Optionee as required under applicable state and federal securities laws. A copy of the then-current form of Notice of Exercise may be obtained at any time from the Company. A notice will only be effective if submitted on the form in effect at the time of such exercise.

3.3 Payment of Exercise Price. The Notice of Exercise must indicate the manner of payment of the Exercise Price for the number of shares so purchased. Payment may be made by check. The Company, in its sole discretion, may permit the Exercise Price to be paid, in whole or in part, by the surrender to the Company for cancellation of other securities of the Company that have been owned by the Optionee for at least six-months with a fair market value equal to the Option Price for the number of shares so purchased. Securities of the Company that are surrendered for cancellation will be valued at the publicly reported price for the last sale on the last business day preceding the day the Company receives the Notice of Exercise, or, if there are no publicly reported prices for such securities, at the fair market value of such securities as determined in good faith by the Company's Board of Directors or the Committee. If the Exercise Price is being paid in whole or in part by the delivery of other securities of the Company, the Notice of Exercise must be accompanied by delivery of the certificates or instruments representing such other securities duly endorsed for cancellation.

3.4 Delivery of Shares Following Exercise. The Company will make delivery of the Option Shares purchased within a reasonable time after it receives the Notice of Exercise and payment in full of the

Exercise Price of the Option Shares being purchased. However, if any law or regulation requires the Company to take any action with respect to the issuance of the Option Shares, including, without limitation, actions that may be required for compliance with federal and state securities laws or the listing requirements of any stock exchange upon which the Company's Class A Common Stock is then listed, then the date of delivery of such shares may be extended for the period necessary to take such action. The Optionee shall only become the holder of such shares upon the actual issuance of the stock certificate representing such shares.

4. Termination and/or Acceleration of the Option Upon Certain Events

4.1 Effect of the Death of the Optionee. If the Optionee dies while an employee of the Company or any Subsidiary, this Option will terminate one year after the date of such death or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of the Optionee's death and only by the person or persons to whom the Optionee's rights under this Option may pass by the Optionee's will or by the laws of descent and distribution of the state or country of the Optionee's domicile at the time of death.

4.2 Effect of the Disability of the Optionee. If the Optionee becomes totally and permanently disabled (as defined in Section 22 (e)(3) of the Internal Revenue Code of 1986, as amended) while an employee of the Company or any Subsidiary, this Option will terminate one year after the date of such termination of employment or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of such termination.

4.3 Effect of Termination of the Employment of the Optionee for Cause. If the Optionee's employment with the Company or any Subsidiary is terminated for "cause", as defined in the Plan, this Option will terminate on the effective date of the termination of Optionee's employment and shall no longer be exercisable as to any of the remaining Option Shares.

4.4 Effect of Any Other Termination of the Employment of the Optionee. If the Optionee's employment with the Company or any Subsidiary terminates as a result of the Optionee's retirement or for any reason other than the reasons set forth in Sections 4.1, 4.2 or 4.3 of this Option, this Option will terminate three (3) months after the date of such termination of employment or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of such termination. For purposes of this Option, the Optionee's employment with the Company or any Subsidiary shall be considered to have terminated if the Optionee for any reason becomes a "part-time" employee as such term is defined in the Company's then existing employment rules or guidelines.

4.5 Effect of a Change of Control of the Company. In the event of (a) a merger, consolidation, plan of exchange or voluntary share exchange agreement with one or more corporations in which the shareholders of the Company immediately prior to such transaction do not, following such transaction, continue to hold securities with voting rights equal to at least 50% of all votes entitled to be cast in the election of directors of the surviving entity, (b) a sale of all or substantially all of the assets of the Company or (c) the dissolution and liquidation of the Company (collectively a "Change of Control Transaction"), (i) this Option may be assumed by the successor in interest in such Change of Control Transaction, (ii) the Optionee may receive from the successor in interest in such Change of Control Transaction a replacement option with rights which are economically equivalent to the rights under this Option at the time of such Change of Control Transaction or, (iii) if neither of the foregoing occurs, this Option shall terminate upon the closing of the Change of Control Transaction. If, in a Change of Control Transaction, this Option is neither assumed nor replaced by the successor in interest, the Optionee shall be provided with notice at least thirty (30) days prior to the closing of such Change of Control Transaction and shall be entitled to exercise this Option as to all of the Option Shares without regard to the vesting schedule set forth in Section 2.1.

5. Representations, Warranties and Covenants of the Optionee.

5.1. No Effect on Employment. The Optionee understands and agrees that nothing contained in this Option will be construed to limit or restrict the rights of the Company to terminate the employment of the Optionee at any time, with or without cause, to change the duties of the Optionee or to increase or decrease the Optionee's compensation. Without limiting the foregoing, the Optionee understands and agrees that the vesting of shares under this Option is subject to and is conditioned upon the continued employment of the Optionee by the Company or a Subsidiary and that such employment can be terminated at any time by the Company or its Subsidiary.

5.2. Rights Prior to Exercise of This Option. The Optionee understands and agrees that the Optionee will have no rights as a shareholder in the Option Shares, including without limitation the right to vote or receive dividends, until the issuance of the shares is reflected in the Company's stock transfer records.

5.3. Tax Implications. The Optionee understands that, under federal income tax laws as they currently exist, the exercise of this Option will result in ordinary income in the amount by which the fair market value of the shares acquired upon exercise exceeds the Exercise Price.

5.4 Underwriter's Lock-up. The Optionee by accepting this Option agrees that whenever the Company undertakes a firm underwritten public offering of its securities and if requested by the managing underwriter in such offering, the Optionee will enter into an agreement not to sell or dispose of any securities of the Company owned or controlled by the Optionee provided that such restriction will not extend beyond twelve (12) months from the effective date of the registration statement filed in connection with such offering.

5.5 Disclosures. The Optionee acknowledges receipt of a copy of the Plan and certain related information and represents that Optionee has fully reviewed the terms and conditions of the Plan and this Option and has had opportunity to obtain the advice of counsel prior to executing this Option. The Optionee represents and warrants that the Optionee is not relying upon any representations, agreements or understandings of or with the Company except for those set forth in this Option.

6. Miscellaneous Provisions

6.1. Binding Effect. This Option will be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, and assigns.

6.2. Notices. All notices to the Optionee or other persons then entitled to exercise this Option will be delivered at the address contained in the records of the Company or such other address as may be specified in writing by the Optionee or such other person. All notices to the Company will be delivered at its principal offices.

6.3. Governing Law and Interpretation. This Option will be governed by the laws of the State of Oregon as to all matters, including but not limited to matters of validity, construction, effect, and performance, without giving effect to rules of choice of law. This Option hereby incorporates by reference all of the provisions of the Plan and will in all respects be interpreted and construed in such manner as to effectuate the intent of the Plan. In the event of a conflict between the terms of this Option and the Plan, the terms of the Plan will prevail. All matters of interpretation of the Plan and this Option, including the applicable terms and conditions and the definitions of the words, will be determined in the sole and final discretion of the Committee or the Company's Board of Directors.

6.4. Attorney Fees. If any suit or action is instituted in connection with any controversy arising out of this Option or the enforcement of any right hereunder, the prevailing party will be entitled to recover, in addition to costs, such sums as the court may adjudge reasonable as attorney fees, including fees on any appeal.

ALBINA COMMUNITY BANCORP

By: ______________________________

______________________, __________

Attest:

By: ______________________________

______________________, Secretary

OPTIONEE:

____

____

NOTICE OF EXERCISE

TO: ALBINA COMMUNITY BANCORP

This Notice of Exercise serves as an irrevocable notice from the undersigned of the undersigned's intent to exercise the following Stock Option to purchase shares of the Company's Class A Common Stock (all of which are vested under the Option) under and in accordance with the terms and conditions set forth in the Option and Plan.

Date of Grant of the Option ______________________, _____

Number of Shares being Purchased through the exercise of the Option ______________________

Exercise Price per Share $______________________

Aggregate Exercise Price $______________________

Method of Payment (indicated selected method)

_______ Cash Payment. My check is stapled to this notice.

_______ Delivery of other securities of the Company which I have held for at least six months. The certificates or instruments that represent those securities are enclosed, duly endorsed for cancellation.

_______ Cashless Exercise and Same-Day Sale through Broker. I have instructed the following broker to issue a check payable to the Company from my account in an amount equal to the aggregate exercise price.
Name of Broker: ______________________
Mailing Address: ______________________
____
Telephone Number: ______________________

OPTIONEE:

______________________ *(signature of the Optionee)*

______________________ *(name of the Optionee, printed)*

____
____
____
(mailing address for shareholder records)

______________________ *(date of signing of notice of exercise)*

______________________ *(Optionee's social security number)*

INCENTIVE STOCK OPTION

This Incentive Stock Option is granted under the terms of the 2005 Stock Incentive Plan, dated February 17, 2005 (the "Plan") of Albina Community Bancorp, an Oregon corporation (the "Company"). Unless otherwise defined herein, terms in this Option shall have the same meanings as defined in the Plan.

The "Optionee" ______________________

Number of Shares of the Company's Class A Common Stock ______________________

"Exercise Price" per Share $______________________

"Date of Grant" ________________, ______

"Expiration Date" ________________, ______

1. Terms of the Option.

1.1 Grant of Option The Company hereby grants to the Optionee the right, privilege, and option to purchase up to the number of shares indicated above, subject to adjustment as hereinafter set forth in Section 1.2 below, of the Company's Class A Common Stock (the "Option Shares") at the Exercise Price per share as indicated above (the "Option"). The Option may only be exercised as to a whole number of shares of Class A Common Stock.

1.2. Adjustments Upon Changes in Capitalization. In the event of changes in the outstanding securities of the Company by reason of stock dividends, stock splits, combinations, reclassification of securities, exchanges of shares, or reorganizations, the number and class of securities of the Company deliverable upon the exercise of this Option, the Exercise Price and the vesting schedule under this Option will be subject to adjustment. Adjustments under this Section 1.2 will be made by either the Committee or by the Company's Board of Directors and their determination as to what adjustments will be made, and the extent thereof, will be final, binding, and conclusive.

1.3 Status of this Option as an Incentive Stock Option. It is intended by the Company that this Option will qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. However, if this Option fails in whole or in part to qualified as an incentive stock option for any reason, this Option shall continue to be valid, shall be an incentive stock option to the fullest extent permitted and otherwise shall be treated as a non-qualified stock option. The Company shall not have any liability to the Optionee for any failure of this Option to qualify, in whole or in part, as an incentive stock option.

1.4 Nontransferability of Option. This Option and the rights of the Optionee under this Option may not be transferred in any manner except by will or by the laws of descent and distribution upon the death of the Optionee.

1.5 Reservation of Shares. The Company agrees that at all times there will be reserved for issuance upon exercise of this Option such number of shares of its Class A Common Stock as is required for such issuance.

2. Time of Exercise of Option.

2.1 When the Option Becomes Exercisable. This Option may only be exercised on or after __________________, ______ in accordance with the following vesting schedule and only to the extent not previously exercised:

On or After	Maximum Number of Shares
__________________, ______	____________________
__________________, ______	____________________
__________________, ______	____________________
__________________, ______	____________________
__________________, ______	____________________

The number of Shares indicated in the foregoing vesting schedule may be adjusted in accordance with Section 1.2. The foregoing vesting schedule may be accelerated under certain circumstances as set forth in Section 4 of this Option.

2.2 Effect of Unpaid Leaves of Absence. If at any time during the term of this Option, the Optionee is on unpaid leave from the Company or any Subsidiary, the Option may not be exercised during such unpaid leave and the dates contained in the foregoing vesting schedule shall be extended by the length of such unpaid leave.

2.3 Expiration and Termination of Option. This Option will expire upon the close of business on the Expiration Date and may terminate earlier upon certain events as set forth in Section 4 of this Option. To the extent that this Option has not been exercised prior to the Expiration Date or any earlier termination, all further rights to purchase shares pursuant to this Option will cease and terminate at such time.

3. Option Exercise Procedures.

3.1 Who May Exercise the Option. Only the Optionee (or, in the case of exercise after death of the Optionee, by the executor, administrator, heir, or legatee of the Optionee, as the case may be) may exercise this Option.

3.2 Notice of Exercise. A "Notice of Exercise" must be signed and delivered to the Company's corporate Secretary or such other person as the Company may designate at the Company's principal business office of the Company. A copy of the Company's current form of Notice of Exercise is attached hereto. The Company, however, reserves the right to revise its form of Notice of Exercise from time-to-time as it determines to be appropriate. If, at the time of the exercise of this Option, the Company does not have an effective registration statement on file with the Securities and Exchange Commission that covers the issuance of shares upon the exercise of this Option, the Notice of Exercise will also contain certain representations from the Optionee as required under applicable state and federal securities laws. A copy of the then-current form of Notice of Exercise may be obtained at any time from the Company. A notice will only be effective if submitted on the form in effect at the time of such exercise.

3.3 Payment of Exercise Price. The Notice of Exercise must indicate the manner of payment of the Exercise Price for the number of shares so purchased. Payment may be made by check. The Company, in its sole discretion, may permit the Exercise Price to be paid, in whole or in part, by the surrender to the Company for cancellation of other securities of the Company that have been owned by the Optionee for at least six-months with a fair market value equal to the Option Price for the number of shares so purchased. Securities of the Company that are surrendered for cancellation will be valued at the publicly reported price for the last sale on the last business day preceding the day the Company receives the Notice of Exercise, or, if there are no publicly reported prices for such securities, at the fair market value of such securities as determined in good faith by the Company's Board of Directors or the Committee. If the Exercise Price is being paid in whole or in part by the delivery of other securities of the Company, the Notice of Exercise must be accompanied by delivery of the certificates or instruments representing such other securities duly endorsed for cancellation.

3.4 Delivery of Shares Following Exercise. The Company will make delivery of the Option Shares purchased within a reasonable time after it receives the Notice of Exercise and payment in full of the Exercise Price of the Option Shares being purchased. However, if any law or regulation requires the Company to take any action with respect to the issuance of the Option Shares, including, without limitation, actions that may be required for compliance with federal and state securities laws or the listing requirements of any stock exchange upon which the Company's Class A Common Stock is then listed, then the date of delivery of such shares may be extended for the period necessary to take such action. The Optionee shall only become the holder of such shares upon the actual issuance of the stock certificate representing such shares.

4. Termination and/or Acceleration of the Option Upon Certain Events

4.1 Effect of the Death of the Optionee. If the Optionee dies while an employee of the Company or any Subsidiary, this Option will terminate one year after the date of such death or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of the Optionee's death and only by the person or persons to whom the Optionee's rights under this Option may pass by the Optionee's will or by the laws of descent and distribution of the state or country of the Optionee's domicile at the time of death.

4.2 Effect of the Disability of the Optionee. If the Optionee becomes totally and permanently disabled (as defined in Section 22 (e)(3) of the Internal Revenue Code of 1986, as amended) while an employee of the Company or any Subsidiary, this Option will terminate one year after the date of such termination of employment or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of such termination.

4.3 Effect of Termination of the Employment of the Optionee for Cause. If the Optionee's employment with the Company or any Subsidiary is terminated for "cause", as defined in the Plan, this Option will terminate on the effective date of the termination of Optionee's employment and shall no longer be exercisable as to any of the remaining Option Shares.

4.4 Effect of Any Other Termination of the Employment of the Optionee. If the Optionee's employment with the Company or any Subsidiary terminates as a result of the Optionee's retirement or for any reason other than the reasons set forth in Sections 4.1, 4.2 or 4.3 of this Option, this Option will terminate three (3) months after the date of such termination of employment or, if sooner, upon the Expiration Date. In such event, this Option may be exercised only to the extent the Optionee was entitled to exercise this Option on the date of such termination. For purposes of this Option, the Optionee's employment with the Company or any Subsidiary shall be considered to have terminated if the Optionee for any reason becomes a "part-time" employee as such term is defined in the Company's then existing employment rules or guidelines.

4.5 Effect of a Change of Control of the Company. In the event of (a) a merger, consolidation, plan of exchange or voluntary share exchange agreement with one or more corporations in which the shareholders of the Company immediately prior to such transaction do not, following such transaction, continue to hold securities with voting rights equal to at least 50% of all votes entitled to be cast in the election of directors of the surviving entity, (b) a sale of all or substantially all of the assets of the Company or (c) the dissolution and liquidation of the Company (collectively a "Change of Control Transaction"), (i) this Option may be assumed by the successor in interest in such Change of Control Transaction, (ii) the Optionee may receive from the successor in interest in such Change of Control Transaction a replacement option with rights which are economically equivalent to the rights under this Option at the time of such Change of Control Transaction or, (iii) if neither of the foregoing occurs, this Option shall terminate upon the closing of the Change of Control Transaction. If, in a Change of Control Transaction, this Option is neither assumed nor replaced by the successor in interest, the Optionee shall be provided with notice at least thirty (30) days prior to the closing of such Change of Control Transaction and shall be entitled to exercise this Option as to all of the Option Shares without regard to the vesting schedule set forth in Section 2.1.

5. Representations, Warranties and Covenants of the Optionee.

5.1. No Effect on Employment. The Optionee understands and agrees that nothing contained in this Option will be construed to limit or restrict the rights of the Company to terminate the employment of the Optionee at any time, with or without cause, to change the duties of the Optionee or to increase or decrease the Optionee's compensation. Without limiting the foregoing, the Optionee understands and agrees that the vesting of shares under this Option is subject to and is conditioned upon the continued employment of the Optionee by the Company or a Subsidiary and that such employment can be terminated at any time by the Company or its Subsidiary.

5.2. Rights Prior to Exercise of This Option. The Optionee understands and agrees that the Optionee will have no rights as a shareholder in the Option Shares, including without limitation the right to vote or receive dividends, until the issuance of the shares is reflected in the Company's stock transfer records.

5.3. Tax Implications. The Optionee understands that, under federal income tax laws as they currently exist, the exercise of this Option may result in alternative minimum taxes and that the sale of shares acquired by exercise of this Option either within two (2) years of the Grant Date or within one (1) year of the date on which this Option is exercised (a "Disqualifying Disposition") will result in ordinary income to the Optionee in an amount equal to the difference between the Exercise Price and the lesser of the fair market value of the shares acquired on the date of such exercise or the amount realized in the Disqualifying Disposition. If the Optionee makes a Disqualifying Disposition, the Optionee will immediately notify the Company that such has occurred and will pay to the Company the amount of any federal, state, or local income taxes that the Company may be required to withhold under applicable law.

5.4 Underwriter's Lock-up. The Optionee by accepting this Option agrees that whenever the Company undertakes a firm underwritten public offering of its securities and if requested by the managing underwriter in such offering, the Optionee will enter into an agreement not to sell or dispose of any securities of the Company owned or controlled by the Optionee provided that such restriction will not extend beyond twelve (12) months from the effective date of the registration statement filed in connection with such offering.

5.5 Disclosures. The Optionee acknowledges receipt of a copy of the Plan and certain related information and represents that Optionee has fully reviewed the terms and conditions of the Plan and this Option and has had opportunity to obtain the advice of counsel prior to executing this Option. The Optionee represents and warrants that the Optionee is not relying upon any representations, agreements or understandings of or with the Company except for those set forth in this Option.

6. Miscellaneous Provisions

6.1. Binding Effect. This Option will be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, and assigns.

6.2. Notices. All notices to the Optionee or other persons then entitled to exercise this Option will be delivered at the address contained in the records of the Company or such other address as may be specified in writing by the Optionee or such other person. All notices to the Company will be delivered at its principal offices.

6.3. Governing Law and Interpretation. This Option will be governed by the laws of the State of Oregon as to all matters, including but not limited to matters of validity, construction, effect, and performance, without giving effect to rules of choice of law. This Option hereby incorporates by reference all of the provisions of the Plan and will in all respects be interpreted and construed in such manner as to effectuate the intent of the Plan. In the event of a conflict between the terms of this Option and the Plan, the terms of the Plan will prevail. All matters of interpretation of the Plan and this Option, including the applicable terms and conditions and the definitions of the words, will be determined in the sole and final discretion of the Committee or the Company's Board of Directors.

6.4. Attorney Fees. If any suit or action is instituted in connection with any controversy arising out of this Option or the enforcement of any right hereunder, the prevailing party will be entitled to recover, in addition to costs, such sums as the court may adjudge reasonable as attorney fees, including fees on any appeal.

ALBINA COMMUNITY BANCORP

By: ______________________________

______________________, __________

Attest:

By: ______________________________

______________________, Secretary

OPTIONEE:

____

____

NOTICE OF EXERCISE

TO: ALBINA COMMUNITY BANCORP

This Notice of Exercise serves as an irrevocable notice from the undersigned of the undersigned's intent to exercise the following Stock Option to purchase shares of the Company's Class A Common Stock (all of which are vested under the Option) under and in accordance with the terms and conditions set forth in the Option and Plan.

Date of Grant of the Option ______________________________, _____

Number of Shares being Purchased through the exercise of the Option ______________________________

Exercise Price per Share $______________________________

Aggregate Exercise Price $______________________________

Method of Payment (indicated selected method)

_______ Cash Payment. My check is stapled to this notice.

_______ Delivery of other securities of the Company which I have held for at least six months. The certificates or instruments that represent those securities are enclosed, duly endorsed for cancellation.

_______ Cashless Exercise and Same-Day Sale through Broker. I have instructed the following broker to issue a check payable to the Company from my account in an amount equal to the aggregate exercise price.

Name of Broker: ______________________________

Mailing Address: ______________________________

____

Telephone Number: ______________________________

OPTIONEE:

______________________________ *(signature of the Optionee)*

______________________________ *(name of the Optionee, printed)*

____

______________________________ *(date of signing of notice of exercise)*

______________________________ *(mailing address for shareholder records)*

______________________________ *(Optionee's social security number)*

EMPLOYMENT AGREEMENT

between

ALBINA COMMUNITY BANCORP

and

ROBERT L. McKEAN

TABLE OF CONTENTS

EMPLOYMENT AGREEMENT

PARTIES:

ALBINA COMMUNITY BANCORP	(Company)
ROBERT L. McKEAN	(President)

EMPLOYMENT AGREEMENT

PARTIES:

ALBINA COMMUNITY BANCORP (Company)

ROBERT L. McKEAN (President)

RECITAL:

The Company desires to employ and retain the unique experience, abilities and services of President as president and chief executive officer of the Bank and Bank Holding Company.

AGREEMENT:

The parties agree as follows:

1. EFFECTIVE DATE. This Agreement shall be effective on April 1, 2005.

2. EMPLOYMENT. The Company employs the President and the President accepts that employment upon the terms and conditions contained in this Agreement.

3. TERM OF EMPLOYMENT. The Company agrees to employ the President for a period of four years commencing on the Effective Date, unless that employment is terminated earlier in accordance with this Agreement. The Company has the option to extend the President's employment for one additional year upon written notice given to the President no less that one hundred and twenty (120) days prior to the expiration of the initial term of employment.

4. DUTIES. The President will hold the office of president and chief executive officer of the Company, will serve as a director, and shall have the authority to manage and operate the Company consistent with policies and directives established from time to time by the Board of Directors of the Company. Further, President will serve as president, Chief Executive Officer, and a director of the insured depository subsidiary (the "Bank").

5. EXTENT OF SERVICES.

   A. The President shall devote all of his professional time to the business affairs of the Company. He shall not, during the term of his employment, be employed by any person other than the Company or its subsidiaries in connection with any other business activity, without the prior written agreement of the Company.

B. The President agrees that he will at all times faithfully, industriously and to the best of his ability, experience and talents, perform all of the duties that may be required of him pursuant to the terms of this Agreement.

C. During the term of his employment, the President shall not be an officer, employee or active participant in any other business except as agreed to by the Board of Directors of the Company, but the President may make such investments and accept such directorships as shall not unreasonably interfere with his performance of this Agreement. In particular, it is anticipated that the President will be active in community associations in Portland.

6. FACILITIES AND PERSONNEL. The President shall be provided an office, secretarial services and other such facilities, supplies and services as shall be required for the performance of President's duties under this Agreement.

7. SALARY. The President shall be entitled to an annual salary of $160,000, paid semi-monthly. The annual salary shall be in addition to any other benefits provided to the President by the Company pursuant to the terms of this Agreement. The Board of Directors will complete an annual performance review and consider adjustments to base salary depending on performance and peer data.

8. EXPENSES AND AUTOMOBILE ALLOWANCE. The Company shall reimburse the President for all reasonable expenses incurred by the President in the performance of his duties pursuant to this Agreement upon presentation of a writing indicating in detail the amount and purpose of each such expense. The expenses for which the President is entitled to be reimbursed shall include, but shall not be limited to travel, lodging, meals, entertainment, dues and other expenses related to the performance of the President's duties pursuant to this Agreement or related to participation in professional, business, community or service organizations.

The Company also shall provide the President with an after-tax, non-accountable automobile allowance of $600 per month, intended to cover all the costs of ownership and operation of an automobile to assist in the performance of President's duties.

EQUITY PARTICIPATION. The President will participate on an ongoing basis in the Company's equity participation programs as detailed, or to be detailed, in those plan(s).

9. INCENTIVE PAYMENTS. The President will participate in an annual cash incentive plan for officers and employees of the Company. The Board of Directors in consultation with the President will establish annual performance goals. Performance will be reviewed and awards granted periodically or as specified in the plan. The target annual cash incentive award for the President will be 40% of base salary. In the event of termination other than for cause, the incentive award will be prorated through the date of termination and paid on the normal payment date.

10. VACATION AND SICK LEAVE. The President shall be entitled to five weeks of paid vacation for each year of service. Vacation must be taken in the year earned or the accrued vacation benefit is lost. Sick leave will accumulate at one day per month and can be used only for sickness of President or to care for an immediate family member who is sick. No payment will be made for any unused sick leave upon termination of employment.

11. LIFE, MEDICAL, DENTAL AND DISABILITY INSURANCE: The President will be eligible to participate in the standard benefit plans available to Bank and Bancorp officers, with the Company paying the full cost for the President and his family. Life insurance coverage through the Company's group policy at three times the President's salary will be provided at the Company's expense, subject to policy underwriting.

12. SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (SERP: The President will continue to participate in the Company's SERP, according to the terms of the 2003 SERP.

13. TERMINATION. The employment of the President shall terminate upon the occurrence of any one or more of the following events:

   A. The employment of the President shall terminate upon the expiration of the term of this Agreement or the one year option period if exercised by the Company, unless this Agreement is renewed in writing by the parties.

   B. The employment of the President shall terminate upon his death.

   C. The employment of the President shall terminate if the President becomes disabled as provided in Paragraph 15.

D. The employment of the President may be terminated without cause upon the expiration of sixty (60) days written notice of such termination given by either party.

E. The employment of the President may be terminated for cause. Termination for cause may occur only for fraud or gross neglect in connection with the performance of the President's duties pursuant to this Agreement, material breach of any fiduciary duty of the President to the Company or the Bank, refusal of a state or federal Banking regulatory body having jurisdiction over the Company or the Bank to approve the appointment or continuation of President as the president of the Company or the Bank, chronic drug or alcohol abuse, material breach of any provision of this Agreement after written notice of that breach has been delivered to the President and the President has failed to cure that breach within thirty (30) days following that notice or, conviction by the President of the violation of any law which offense involved moral turpitude and which is punishable by imprisonment. Termination for cause shall be effective immediately upon written notice to the President advising the President of his termination for cause and specifying the reason and the factual basis for that termination.

14. DISABILITY.

A. At the Company's request and expense, President shall submit to an examination by a physician selected by the Company but reasonably acceptable to the President, and President will execute such written consents for release of information as will permit physician's report of examination to be delivered to the Company's Board of Directors.

B. "Disability" shall mean the inability of the President to actively and substantially perform the services for the Company as provided in this Agreement because of mental or physical illness or injury which inability will, with reasonable medical certainty, continue for a period in excess of one hundred and twenty (120) consecutive calendar days or which has, in fact, occurred for such period. If the parties to this Agreement are unable to agree if the President is disabled, or upon what the date the President became disabled, within the meaning of this paragraph, the Company shall appoint a licensed physician and the President shall appoint a licensed physician and the two named shall select a third licensed physician to act as a committee and determine whether such disability exists and the date upon which that disability commenced. The parties hereto agree to be bound by a decision of the majority of such committee. Each party shall pay the fee of the physician appointed by them and each shall pay one-half (1/2) of the fee of the third physician.

C. President's employment shall terminate if it is reasonably determined that the President is disabled.

D. If the parties agree that a disability exists, and agree upon the date that the disability commenced, this Agreement shall terminate one hundred and twenty (120) days following the agreed commencement date of the disability. If the parties are unable to agree, this Agreement shall terminate, if a disability is determined to exist by the physicians committee pursuant to Subparagraph 14.B., one hundred and twenty (120) days after the date upon which that committee determines the disability to have commenced.

15. CHANGE IN CONTROL. Change in Control shall mean any of the following events occurring:

A. Any person (including any individual or entity) or persons acting in concert shall become the beneficial owner of voting shares representing 25% or more of the voting power of the Company other than the Northeast Portland Community Development Trust.

B. A majority of the Board of Directors of the Company are removed from office by a vote of shareholders or the recommendation of the Board of Directors then serving.

C. The Company is a party to a Plan of Merger or Plan of Exchange and upon consummation of such plan, the shareholders of the Company do not own or continue to own at least a majority of the shares of the surviving company.

16. PAYMENT UPON TERMINATION.

A. If the Company without cause terminates the President's employment, President shall be entitled to receive as severance a lump sum payment equal to 100% of his annual salary at that time.

B. If the President's employment is terminated by the Company within 12 months after a Change in Control and without cause, President shall be entitled to receive as severance a lump sum payment of 200% of his annual salary at that time, which amount will include any payment otherwise payable pursuant to Sub-paragraph 16.A.

C. If the President resigns within sixty (60) days of a material alteration in position which has a detrimental impact on him, President shall be entitled to receive as severance a lump sum payment of 200% of his annual salary at that time, which amount shall include any payment otherwise payable pursuant to Sub-paragraph 16.A. A material alteration of position occurs when there is a material reduction in the scope of the position's duties, responsibilities or authority.

D. Any severance payment shall be conditioned upon receipt by the Company of a full release of claims from President.

E. If the President's employment is terminated for cause, he shall only be entitled to payment of his salary to the date of termination.

17. CONFIDENTIALITY. The parties acknowledge that in the course of President's duties he will have access to and become familiar with certain proprietary and confidential information of the Company and other information about the Company not known by its actual or potential competitors. President acknowledges that such information constitutes valuable, special and unique assets of the Company's business, even though such information may not be of a technical nature and may not be protected under applicable trade secret or related laws. President agrees that he will hold in a fiduciary capacity and will not use for himself and will not reveal, communicate or divulge during the period of his employment with the Company or at any time thereafter, and in any manner whatsoever, any such data and confidential information of any kind, nature or description concerning any matters affecting or relating to the Company's business, its customers or its services, to any person, firm or company other than the Company or persons, firms or companies designated by the Company. President agrees that all memoranda, notes, records, papers, customer files and other documents, and all copies thereof relating to the Company's operations or business, or matters related to any of the Company's customers, some of which may be prepared by President, and all objects associated therewith in any way obtained by President, shall be Company's property.

18. ARBITRATION. If any dispute arises pursuant to this Agreement, such controversy shall be determined by arbitration. Either party desiring to arbitrate a controversy shall give written notice to the other party, which notice shall include a designation of the name and address of the person to serve as arbitrator for the person giving such notice. Within fifteen (15) days after receipt of such notice, the recipient of such notice shall give written notice to the other party designating the name and address of the person to serve as arbitrator for the recipient of such notice. The two persons so selected shall forthwith select a third person and such three persons shall serve as arbitrators hereunder. In the event either party fails to designate a person to serve as arbitrator and give notice thereof to the other party as provided herein; or in the event the two persons so designated as arbitrators fail or refuse to select a third arbitrator; or in the event any arbitrator appointed fails or refuses to perform such arbitrator's duties hereunder; either party may petition the presiding judge for the Circuit Court of Multnomah County for the appointment of an arbitrator. The arbitrators shall execute oaths to faithfully perform their duties hereunder and in accordance with any applicable statutory authority. The decision of any two of the three arbitrators shall determine the

procedural issues and the issue or issues presented for arbitration. Each of the parties shall pay the fees and expenses of the person designated by such party to serve as arbitrator and one half (1/2) of the fees and expenses of the third arbitrator; provided that the arbitrators shall have the power to award reimbursement to either party for such fees and expenses. All arbitration proceedings shall be held within the State of Oregon.

19. INVALID PROVISIONS. The invalidity or unenforceability of any provision of this Agreement shall not affect the other provisions of this Agreement, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision had been omitted.

20. NOTICES. Unless otherwise specifically provided in this Agreement, any notices required or permitted to be given under the terms of this Agreement, or by law, shall be in writing and may be given by personal delivery or certified mail, return receipt requested, directed to the Company at its administrative offices to the attention of the Secretary, and if to the President, to his home address as shown in the employment records of the Company, or such other address as any party may designate in writing prior to the time of the giving of such notice. Unless otherwise provided in this Agreement, any notice shall be effective when actually received, or if given by certified mail, then seventy-two (72) hours after the deposit of such notice in the United States mail with postage and special charges prepaid.

21. WAIVER. No waiver of any right arising out of a breach of any covenant, term or condition of this Agreement shall be a waiver of any right arising out of any other or subsequent breach of the same or any other covenant, term or condition or a waiver of the covenant, term or condition itself.

22. INTEGRATION. This Agreement constitutes a final and complete statement of the agreement between the parties and supersedes all prior agreements or negotiations, written or oral.

23. PROCEEDINGS. In the event any arbitration or legal proceeding is commenced for the purpose of interpreting or enforcing any provision of this Agreement, the prevailing party in such proceeding shall be entitled to recover reasonable attorney fees in such proceeding, or any appeal thereof, to be set by the arbitrators or the court without the necessity of hearing testimony or receiving evidence, in addition to the costs and disbursements allowed by law.

24. GOVERNING LAW. The law of the State of Oregon shall govern the construction and interpretation of this Agreement.

25. NONASSIGNABILITY. Neither party shall have any right to assign or transfer any of its rights pursuant to this Agreement, wholly or partially, to any other person or to delegate the performance of its duties under the terms of this

Agreement; provided, however, the Company may assign to the Bank the obligation to pay all or a part of the compensation provided for herein, in recognition of the services the President may be performing for such subsidiary.

ALBINA COMMUNITY BANCORP

DATED: March 24, 2005

BY: [signature]
Michael C. Henderson
Chairman, Board of Directors

DATED: March 24, 2005

[signature]
Robert L. McKean



ALBINA COMMUNITY BANK
SALARY CONTINUATION AGREEMENT

THIS SALARY CONTINUATION AGREEMENT (the "Agreement") is adopted this 1st day of August, 2003 by and between ALBINA COMMUNITY BANK, a state-chartered commercial bank located in Portland, Oregon (the "Company"), and ROBERT L. MCKEAN (the "Executive").

The purpose of this Agreement is to provide specified benefits to the Executive, a member of a select group of management or highly compensated employees who contribute materially to the continued growth, development, and future business success of the Company. This Agreement shall be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended from time to time. The Company will pay the benefits from its general assets.

The Company and the Executive agree as provided herein.

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1 "Accrual Balance" means the liability that should be accrued by the Company, under Generally Accepted Accounting Principles ("GAAP"), for the Company's obligation to the Executive under this Agreement, by applying Accounting Principles Board Opinion Number 12 ("APB 12") as amended by Statement of Financial Accounting Standards Number 106 ("FAS 106") and the Discount Rate. Any one of a variety of amortization methods may be used to determine the Accrual Balance. However, once chosen, the method must be consistently applied. The Accrual Balance shall be reported by the Company to the Executive on Schedule A.

1.2 "Beneficiary" means each designated person, or the estate of the deceased Executive, entitled to benefits, if any, upon the death of the Executive determined pursuant to Article 4.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs, and returns to the Plan Administrator to designate one or more Beneficiaries.

1.4 "Change of Control or Material Change in Duties" shall mean any of the following events:

a) Any person (including any individual or entity) or persons acting in concert shall become the beneficial owner of voting shares representing twenty-five percent

(25%) or more of the voting power of the Company other than the Northeast Portland Community Development Trust.

b) A majority of the Board of Directors of the Company are removed from office by a vote of shareholders or the recommendation of the Board of Directors then serving.

c) The Company is a party to a plan of merger or plan of exchange and upon consummation of such plan, the shareholders of the Company do not own or continue to own at least a majority of the shares of the surviving company.

1.5 "Change of Control Benefit" means the benefit described in Section 2.5.1.

1.6 "Code" means the Internal Revenue Code of 1986, as amended.

1.7 "Company" means Albina Community Bancorp, an Oregon Corporation, and any subsidiary, including Albina Community Bank

1.8 "Death Benefit" means the benefit described in Article 3.

1.9 "Disability" means the Executive's suffering a sickness, accident or injury which has been determined by the insurance carrier of any individual or group disability insurance policy covering the Executive, or by the Social Security Administration, to be a disability rendering the Executive totally and permanently disabled. The Executive must submit proof to the Plan Administrator of the insurance carrier's or Social Security Administration's determination upon the request of the Plan Administrator.

1.10 "Disability Benefit" means the benefit described in Section 2.4.1.

1.11 "Discount Rate" means the rate used by the Plan Administrator for determining the Accrual Balance. The initial Discount Rate is six percent (6%). However, the Plan Administrator, in its sole discretion, may adjust the Discount Rate to maintain the rate within reasonable standards according to GAAP.

1.12 "Early Involuntary Termination" means that the Executive, prior to Normal Retirement Age, has been notified in writing that employment with the Company is terminated for reasons other than an approved leave of absence, Termination for Cause, Disability, Early Voluntary Termination, or within twelve (12) months following a Change of Control.

1.13 "Early Involuntary Termination Benefit" means the benefit described in Section 2.3.1.

1.14 "Early Voluntary Termination" means that the Executive, prior to Normal Retirement Age, has terminated employment with the Company for reasons other than Termination for Cause, Disability, Early Involuntary Termination, or within twelve (12) months following a Change of Control.

1.15 "Early Voluntary Termination Benefit" means the benefit described in Section 2.2.1.

1.16 "Effective Date" means August 1, 2003.

1.17 "Normal Retirement Age" means the Executive's sixty-fifth (65th) birthday.

1.18 "Normal Retirement Benefit" means the benefit described in Section 2.1.

1.19 "Normal Retirement Date" means the later of the Normal Retirement Age or Termination of Employment.

1.20 "Plan Administrator" means the plan administrator described in Article 8.

1.21 "Plan Year" means a twelve-month period commencing on August 1 and ending on July 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement.

1.22 "Schedule A" means the benefit description form attached to this Agreement, which is updated by the Plan Administrator on an annual basis. If there is a conflict in any terms or provisions between the Schedule A and this Agreement, the terms and provisions of this Agreement shall prevail.

1.23 "Termination for Cause" has that meaning set forth in Article 5.

1.24 "Termination of Employment" means that the Executive ceases to be employed by the Company for any reason, voluntary or involuntary, other than by reason of a leave of absence approved by the Company.

1.25 "Trust" means one or more trusts established by the company in accordance with Article 10.

Article 2
Benefits During Lifetime

2.1 Normal Retirement Benefit. Upon Termination of Employment on or after the Normal Retirement Age for reasons other than death, the Company shall pay to the Executive the benefit described in this Section 2.1 in lieu of any other benefit under this Article.

2.1.1 Amount of Benefit. The annual benefit under this Section 2.1 is $126,000 (One Hundred Twenty Six Thousand Dollars). Commencing on the first anniversary of the first benefit payment following Termination of Employment, and continuing on each subsequent anniversary, the Company's Board of Directors shall increase this benefit by three percent (3%) from the previous anniversary date.

2.1.2 Payment of Benefit. The Company shall pay the annual benefit to the Executive in twelve (12) equal monthly installments commencing on the first day of the month following the Executive's Normal Retirement Date. The annual benefit shall be paid to the Executive for ten (10) years.

2.2 Early Voluntary Termination Benefit. Upon Early Voluntary Termination, the Company shall pay to the Executive the benefit described in this Section 2.2 in lieu of any other benefit under this Article.

2.2.1 Amount of Benefit. The annual benefit under this Section 2.2 is the Early Voluntary Termination Benefit set forth on Schedule A for the Plan Year during which the Executive's Termination of Employment occurs, subject to the following vesting schedule:

Date	Vested Percentage
Until 12/31/06	0%
Effective 1/1/07	100%

Commencing on the first anniversary of the first benefit payment following Termination of Employment, and continuing on each subsequent anniversary, the Company's Board of Directors shall increase this benefit by three percent (3%) from the previous anniversary date. This benefit is determined by calculating a 10-year fixed annuity from said Accrual Balance, crediting interest on the unpaid vested accrual balance at the Discount Rate, compounded monthly.

2.2.2 Payment of Benefit. The Company shall pay the benefit to the Executive in twelve (12) consecutive equal installments commencing with the first of the month following the Executive attaining Normal Retirement Age. The annual benefit shall be paid to the Executive for ten (10) years.

2.2.3 Company Payment Alternative. The Company, in its sole discretion, may elect to pay the benefit in Section 2.2.1 to the Executive in a lump sum within sixty (60) days following the Executive attaining Normal Retirement Age.

2.3 Involuntary Early Termination Benefit. Upon Involuntary Early Termination, the Company shall pay to the Executive the benefit described in this Section 2.3 in lieu of any other benefit under this Article.

2.3.1 Amount of Benefit. The lump sum benefit under this Section 2.3 is the Involuntary Early Termination Benefit set forth on Schedule A for the Plan Year during which the Executive's Termination of Employment occurs, subject to the following vesting schedule:

Date	Vested Percentage
Until 12/31/06	0%
Effective 1/1/07	100%

2.3.2 Payment of Benefit. The Company shall pay the benefit to the Executive in a lump sum within sixty (60) days following the Executive's Termination of Employment.

2.4 Disability Benefit. Upon Termination of Employment due to Disability prior to Normal Retirement Age, the Company shall pay to the Executive the benefit described in this Section 2.4 in lieu of any other benefit under this Article.

2.4.1 Amount of Benefit. The lump sum benefit under this Section 2.4 is the Disability Benefit set forth on Schedule A for the Plan Year during which the Termination of Employment occurs, prorated on an annual basis for the number of months from the beginning of the Plan Year until Termination of Employment occurs. This benefit is determined by vesting the Executive in one hundred percent (100%) of the Accrual Balance.

2.4.2 Payment of Benefit. The Company shall pay the benefit to the Executive in a lump sum within sixty (60) days following the Executive attaining Normal Retirement Age.

2.5 Change of Control Benefit. Upon a Change of Control, followed within twelve (12) months by the Executive's Termination of Employment for reasons other than death, Disability or retirement, the Company shall pay to the Executive the benefit described in this Section 2.5 in lieu of any other benefit under this Article.

2.5.1 Amount of Benefit. The lump sum benefit under this Section 2.5 is the Change of Control Benefit set forth on Schedule A for the second Plan Year following the Plan Year during which Termination of Employment occurs. This benefit is determined by vesting the Executive in one hundred percent (100%) of the Accrual Balance.

2.5.2 Payment of Benefit. The Company shall pay the benefit to the Executive in a lump sum within sixty (60) days following Termination of Employment.

Article 3
Death Benefits

3.1 Death During Active Service. If the Executive dies while in the active service of the Company, the Company shall pay to the Beneficiary the benefit described in this Section 3.1. This benefit shall be paid in lieu of the benefits under Article 2.

3.1.1 Amount of Benefit. The benefit under this Section 3.1 is the Normal Retirement Benefit amount described in Section 2.1.1. Commencing on the first anniversary of the first benefit payment to the Beneficiary, and continuing on each subsequent anniversary, the Company's Board of Directors shall increase this benefit by three percent (3%) from the previous anniversary date.

3.1.2 Payment of Benefit. The Company shall pay the annual benefit to the Beneficiary in twelve (12) equal monthly installments commencing with the month following the Executive's death. The annual benefit shall be paid to the Beneficiary for a period of ten (10) years.

3.2 Death During Payment of a Benefit. If the Executive dies after any benefit payments have commenced under Article 2 of this Agreement but before receiving all such payments, the Company shall pay the remaining benefits to the Beneficiary at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

3.3 Death After Termination of Employment But Before Payment of a Benefit Commences. If the Executive is entitled to any benefit payments under Article 2 of this Agreement, but dies prior to the commencement of said benefit payments, the Company shall pay the same benefit payments to the Beneficiary that the Executive was entitled to prior to death except that the benefit payments shall commence on the first day of the month following the date of the Executive's death.

Article 4
Beneficiaries

4.1 Beneficiary Designation. The Executive shall have the right, at any time, to designate a Beneficiary(ies) to receive any benefits payable under this Agreement upon the death of the Executive. The Beneficiary designated under this Agreement may be the same as or different from the beneficiary designation under any other benefit plan of the Company in which the Executive participates.

4.2 Beneficiary Designation: Change. The Executive shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Executive's Beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Executive or if the Executive names a spouse as Beneficiary and the marriage is subsequently dissolved. The Executive shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Executive and accepted by the Plan Administrator prior to the Executive's death.

4.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

4.4 No Beneficiary Designation. If the Executive dies without a valid beneficiary designation, or if all designated Beneficiaries predecease the Executive, then the Executive's spouse shall be the designated Beneficiary. If the Executive has no surviving spouse, the benefits shall be made to the personal representative of the Executive's estate.

4.5 Facility of Payment. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct payment of such benefit to the guardian, legal representative, or person having the care or custody of such minor, incompetent person, or incapable person. The Plan Administrator may require proof of incompetence, minority, or guardianship as it may deem appropriate prior to distribution of the benefit. Any payment of a benefit shall be a payment for the account of the Executive and the Executive's Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such payment amount.

Article 5
General Limitations

5.1 Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement if the Company's Board of Directors terminates the Executive's employment for:

(a) Fraud or gross neglect in connection with the performance of the Executive's duties;

(b) Material breach of any fiduciary duty of the Executive to the Company;

(c) Refusal of a state or federal banking regulatory body having jurisdiction over the company to approve the appointment or continuation of the Executive as an employee;

(d) Chronic drug or alcohol abuse;

(e) Breach of any provision of the Executive's employment contract; or
(f) Conviction for any violation involving moral turpitude and which is punishable by imprisonment.

5.2 Suicide or Misstatement. The Company shall not pay any benefit under this Agreement if the Executive commits suicide within two years after the Effective Date. In addition, the Company shall not pay any benefit under this Agreement if the Executive has made any material misstatement of fact on any application for life insurance owned by the Company on the Executive's life.

5.4 Excess Parachute Payment. Notwithstanding any provision of this Agreement to the contrary, to the extent any benefit would create an excise tax under the excess parachute rules of Section 280G of the Code, the Company shall reduce the benefit paid under this Agreement to the maximum benefit that would not result in any such excise tax.

Article 6
Claims And Review Procedures

6.1 Claims Procedure. An Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

6.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Plan Administrator a written claim for the benefits.

6.1.2 Timing of Plan Administrator Response. The Plan Administrator shall respond to such claimant within 90 days after receiving the claim. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 90 days by notifying the claimant in writing, prior to the end of the initial 90-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

6.1.3 Notice of Decision. If the Plan Administrator denies part or all of the claim, the Plan Administrator shall notify the claimant in writing of such denial. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

6.2 Review Procedure. If the Plan Administrator denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Plan Administrator of the denial, as follows:

6.2.1 Initiation – Written Request. To initiate the review, the claimant, within 60 days after receiving the Plan Administrator's notice of denial, must file with the Plan Administrator a written request for review.

6.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records, and other information relating to the claim. The Plan Administrator shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

6.2.3 Considerations on Review. In considering the review, the Plan Administrator shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

6.2.4 Timing of Plan Administrator Response. The Plan Administrator shall respond in writing to such claimant within 60 days after receiving the request for review. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 60 days by notifying the claimant in writing, prior to the end of the initial 60-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

6.2.5 Notice of Decision. The Plan Administrator shall notify the claimant in writing of its decision on review. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and
(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 7
Amendments and Termination

This Agreement may be amended or terminated only by a written agreement signed by the Company and the Executive.

Notwithstanding the previous paragraph in this Article 7, the Company may amend or terminate this Agreement at any time if, pursuant to legislative, judicial or regulatory action, continuation of the Agreement would (i) cause benefits to be taxable to the Executive prior to actual receipt, or (ii) result in significant financial penalties or other significantly detrimental ramifications to the Company (other than the financial impact of paying the benefits). If pursuant to said action, should the Company successfully amend the plan in a manner that is agreeable to both the Company and the Executive, the benefit payout amounts and terms expressed within this agreement for normal retirement, Early Voluntary Termination, Early Involuntary Termination, disability, change of control and death will be unchanged.

Should the Company terminate the plan under the above paragraph, the Executive will become one hundred percent (100%) vested in the Accrual Balance at the time of plan termination. A one-time lump sum payment equal to the Accrual Balance will be made to the Executive within sixty (60) days after plan termination.

Article 8
Administration of Agreement

8.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Executive may be a member of the Plan Administrator. The Plan Administrator shall also have the discretion and authority to (i) make, amend, interpret, and enforce all appropriate rules and regulations for the administration of this Agreement, and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement.

8.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Company.

8.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement. No Executive or Beneficiary shall be deemed to have any right, vested or nonvested, regarding the continued use of any previously adopted assumptions, including but not limited to the Discount Rate.

8.4 Indemnity of Plan Administrator. The Company shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses, or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct by the Plan Administrator or any of its members.

8.5 Company Information. To enable the Plan Administrator to perform its functions, the Company shall supply full and timely information to the Plan Administrator on all matters relating to the date and circumstances of the retirement, Disability, death, or Termination of Employment of the Executive, and such other pertinent information as the Plan Administrator may reasonably require.

8.6 Annual Statement. The Plan Administrator shall provide to the Executive, within 120 days after the end of each Plan Year, a statement setting forth the benefits payable under this Agreement.

Article 9
Miscellaneous

9.1 Binding Effect. This Agreement shall bind the Executive and the Company, and their beneficiaries, survivors, executors, successors, administrators, and transferees.

9.2 No Guarantee of Employment. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an employee of the Company, nor does it interfere with the Company's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

9.3 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached, or encumbered in any manner.

9.4 Tax Withholding. The Company shall withhold any taxes that, in its reasonable judgment, are required to be withheld from the benefits provided under this Agreement. The Executive acknowledges that the Company's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies).

9.5 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of Oregon, except to the extent preempted by the laws of the United States of America.

9.6 Unfunded Arrangement. The Executive and Beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life is a general asset of the Company to which the Executive and Beneficiary have no preferred or secured claim.

9.7 Reorganization. The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement. Upon the occurrence of such event, the term "Company" as used in this Agreement shall be deemed to refer to the successor or survivor company.

9.8 Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

9.9 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

9.10 Alternative Action. In the event it shall become impossible for the Company or the Plan Administrator to perform any act required by this Agreement, the Company or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Company.

9.11 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

9.12 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

9.13 Notice. Any notice or filing required or permitted to be given to the Company or Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

HR Administrator
Albina Community Bank
2002 NE MLK Jr. Blvd
Portland, Oregon 97212

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

Article 10
Miscellaneous

10.1 Establishment of the Trust. In order to provide assets from which to fulfill the obligations of the Executive's and the Beneficiary under this Agreement, the Company may establish a trust by a trust agreement with a third party, the trustee, to which the Company may , in its discretion, contribute cash or other property, including securities issued by the Company, to provide for the benefit payments under this Agreement, (the "Trust").

10.2 Interrelationship of the Agreement and the Trust. The provisions of the Agreement shall govern the rights of an Executive to receive distributions pursuant to the Agreement. The provisions of the Trust shall govern the rights of the Company, Executives and the creditors of the Company to the assets transferred to the Trust. The Company shall at all times remain liable to carry out its obligations under the Agreement.

10.3 Distribution From the Trust. The Company's obligations under the Agreement may be satisfied with Trust assets distributed pursuant to the terms of the Trust, and any such distribution shall reduce the Company's obligations under this Agreement.

IN WITNESS WHEREOF, the Executive and a duly authorized representative of the Company have signed this Agreement.

EXECUTIVE: **COMPANY:**

____
Robert L. McKean

ALBINA COMMUNITY BANK

By _______________________________

Title SVP & CFO

ALBINA COMMUNITY BANK
Salary Continuation Agreement
BENEFICIARY DESIGNATION FORM

I designate the following as beneficiary of benefits under the Agreement payable following my death:

Primary: Last Named Trustee in my last will and testament.

Contingent: Last named Trustee in my last will and testament.

Note: To name a trust as beneficiary, please provide the name of the trustee(s) and the exact name and date of the trust agreement.

I understand that I may change these beneficiary designations by delivering a new written designation to the Plan Administrator. I further understand that the designations will be automatically revoked if the beneficiary predeceases me, or, if I have named my spouse as beneficiary and our marriage is subsequently dissolved.

Name: **Robert L. McKean**

Signature: [signature] **Date: 1/20/04**

SPOUSAL CONSENT (Required if Spouse not named beneficiary):

I consent to the beneficiary designation above, and acknowledge that if I am named beneficiary and our marriage is subsequently dissolved, the designation will be automatically revoked.

Spouse Name: **Roberta M. McKean**

Signature: [signature] **Date: 1/20/04**

Received by the Plan Administrator this 20th day of January, 2004

By: Neal T. McLaughlin

Title: SVP & CFO

Executive Name	**Robert McKean**
Normal Retirement Age	65

Plan Anniversary Date	08/01
Normal Retirement Date	8/7/2017

Discount Rate	**Plan Year Ending**	**Accrual Balance**[1]	**Early Involuntary Terminatio n Benefit**	**Early Voluntary Termination Benefit**	**Disability Benefit**	**Change of Control Benefit**	**Pre-retirement Death Benefit**
6%	7/31/2004	50,062	0	0	109,541	219,547	126,000

1 *If a triggering event occurs during a Plan Year the Accrual Balance as of the triggering date shall be determined by subtracting the ending Accrual Balance for the previous Plan Year from the projected ending Accrual Balance from the current Plan Year, and prorating that difference over the number of full calendar months from the prior plan anniversary to the triggering event.*

EMPLOYMENT AGREEMENT

Between

ALBINA COMMUNITY BANK

And

Cheryl L. Cebula

EMPLOYMENT AGREEMENT

PARTIES:

ALBINA COMMUNITY BANK	(Company)
CHERYL L. CEBULA	(Executive)

RECITAL:

The Company desires to employ and retain the unique experience, abilities and services of Cheryl L. Cebula as an Executive of the Bank.

AGREEMENT:

The parties agree as follows:

1. EFFECTIVE DATE. This Agreement shall be effective on May 31, 2006.

2. EMPLOYMENT. The Company employs the Executive and the Executive accepts that employment upon the terms and conditions contained in this Agreement.

3. TERM OF EMPLOYMENT.

   A. Term. The term of employment under the Agreement shall begin on May 31, 2006 and end on May 31, 2008.

   B. Extensions. The term of employment under the agreement may be extended for successive two-year terms beyond the initial term of the Agreement subject to the mutual agreement of the parties. The parties shall reach mutual agreement concerning such extension on or before a date which is no less than one year prior to the date of expiration of the term of employment under the Agreement, including any extensions thereof.

4. DUTIES: Executive will hold the office of Executive Vice President and Chief Operating Officer of Albina Community Bank.

5. EXTENT OF SERVICES.

   A. The Executive agrees that she will at all times faithfully, industriously and to the best of her ability, experience and talents, perform all of the duties that may be required of her pursuant to the terms of this Agreement.

B. During the term of her employment, the Executive shall not be an officer, employee or active participant in any other business except as agreed to by the President and Chief Executive Officer of the Company, but the Executive may make such investments and accept such directorships as shall not unreasonably interfere with her performance of this Agreement. In particular, it is anticipated that the Executive will be active in community associations in the Company's market area.

6. SALARY. The Executive shall be entitled to an annual base salary of $130,000, paid semi-monthly. The annual salary shall be in addition to any other benefits provided to the Executive by the Company pursuant to the terms of this Agreement. The President and Chief Executive Officer will complete an annual performance review and consider adjustments to base salary depending on performance and peer data.

EQUITY PARTICIPATION. Pursuant to the Company's incentive stock option agreement, the Executive will periodically be granted stock options. Each option grant will be subject to the terms and conditions outlined in the individual grant document.

7. INCENTIVE PAYMENTS. The Executive will participate in an annual cash incentive plan for officers and employees of the Company. Performance will be reviewed and awards granted as specified in the plan. The target annual cash incentive award for the Executive will be 30% of base salary

8. VACATION AND SICK LEAVE. The Executive will be eligible to participate in the standard benefit plans.

9. TERMINATION. The employment of the Executive shall terminate on the occurrence of any one or more of the following events:

A. The employment of the Executive shall terminate upon her death.

B. The employment of the Executive may be terminated for cause. Termination for cause may occur only for fraud or gross neglect in connection with the performance of the Executive's duties pursuant to this Agreement, material breach of any fiduciary duty of the Executive to the Company, refusal of a state or federal banking regulatory body having jurisdiction over the Company to approve the appointment or continuation of Executive as the Chief Operating Officer of the Company, chronic drug or alcohol abuse, material breach of any provision of this Agreement after written notice of that breach has been delivered to the Executive and the Executive has failed to cure that breach within thirty (30) days following that notice or, conviction by the Executive of the violation of any law which offense involved moral turpitude and which is punishable by imprisonment. Termination for cause shall be effective immediately upon written notice to the Executive advising the Executive of her termination for cause and specifying the reason and the factual basis for that termination.

10. DISABILITY.

A. "Disability" shall mean the inability of the Executive to actively and substantially perform the services for the Company as provided in this Agreement because of mental or physical illness or injury which inability will, with reasonable medical certainty, continue for a period in excess of one hundred and twenty (120) consecutive calendar days or which has, in fact, occurred for such period.

B. At the Company's request and expense, Executive shall submit to an examination by a physician selected by the Company but reasonably acceptable to the Executive, and Executive will execute such written consents for release of information as will permit physician's report of examination to be delivered to the Company's President and Chief Executive Officer.

C. If the parties agree that a disability exists and agrees upon the date that the disability commenced, this Agreement shall terminate one hundred and twenty (120) days following the agreed commencement date of the disability. If the parties are unable to agree, this Agreement shall terminate, if a disability is determined to exist by the physicians committee pursuant to Subparagraph 11.D, one hundred and twenty (120) days after the date upon which that committee determines the disability to have commenced.

D. If the parties to this Agreement are unable to agree if the Executive is disabled, or upon what the date the Executive became disabled, within the meaning of this Subparagraph 9.A, the Company shall appoint a licensed physician and the Executive shall appoint a licensed physician and the two named shall select a third licensed physician to act as a committee and determine whether such disability exists and the date upon which that disability commenced. The parties hereto agree to be bound by a decision of the majority of such committee. Each party shall pay the fee of the physician appointed by them and each shall pay one-half (1/2) of the fee of the third physician.

11. CHANGE IN CONTROL. Change in Control shall mean any of the following events:

A. Any person (including any individual or entity) or persons acting in concert shall become the beneficial owner of voting shares representing

25% or more of the voting power of the Company other than the Northeast Portland Community Development Trust or Legacy Health System.

B. A majority of the Board of Directors of the Company are removed from office by a vote of shareholders or the recommendation of the Board of Directors then serving.

12. PAYMENT UPON TERMINATION.

A. If the Company without cause terminates the Executive's employment, Executive shall be entitled to receive as severance a lump sum payment equal to 50% of her annual compensation at that time. Annual compensation means the current base salary.

B. If the Executive's employment is terminated by the Company after a Change in Control and without cause, Executive shall be entitled to receive as severance a lump sum payment of 100% of her annual compensation at that time, plus any earned but unpaid incentive compensation.

C. If the Executive resigns within sixty (60) days of a material alteration in position which has a detrimental impact on her, Executive shall be entitled to payment of her annual compensation at that time. A material alteration of position occurs when there is a material reduction in the scope of the position's duties, responsibilities or authority.

D. The Company shall cause the Executive to become fully vested in any qualified and nonqualified plans, programs or arrangements in which the Executive participated, notwithstanding any provisions contained in the respective agreement of the plan, program or arrangement. The Company shall also contribute to the Executive's 401(k) Plan account the matching and profit sharing contribution, if any that would have been paid had the Executive's employment not terminated before the end of the plan year.

E. Any severance payment shall be conditioned upon receipt by the Company of a full release of claims from Executive.

F. If the Executive's employment is terminated for cause, she shall only be entitled to payment of her salary to the date of termination.

13. CONFIDENTIALITY. The parties acknowledge that in the course of Executive's duties she will have access to and become familiar with certain proprietary and confidential information of the Company and other information about the Company not known by its actual or potential competitors. Executive acknowledges that such information constitutes valuable, special and unique assets of the Company's business, even though such information may not be of a

technical nature and may not be protected under applicable trade secret or related laws. Executive agrees that she will hold in a fiduciary capacity and will not use for herself and will not reveal, communicate or divulge during the period of her employment with the Company or at any time thereafter, and in any manner whatsoever, any such data and confidential information of any kind, nature or description concerning any matters affecting or relating to the Company's business, its customers or its services, to any person, firm or company other than the Company or persons, firms or companies designated by the Company. Executive agrees that all memoranda, notes, records, papers, customer files and other documents, and all copies thereof relating to the Company's operations or business, or matters related to any of the Company's customers, some of which may be prepared by Executive, and all objects associated therewith in any way obtained by Executive, shall be Company's property.

14. ARBITRATION. If any dispute arises pursuant to this Agreement, such controversy shall be determined by arbitration. Either party desiring to arbitrate a controversy shall give written notice to the other party, which notice shall include a designation of the name and address of the person to serve as arbitrator for the person giving such notice. Within fifteen (15) days after receipt of such notice, the recipient of such notice shall give written notice to the other party designating the name and address of the person to serve as arbitrator for the recipient of such notice. The two persons so selected shall forthwith select a third person and such three persons shall serve as arbitrators hereunder. In the event either party fails to designate a person to serve as arbitrator and give notice thereof to the other party as provided herein; or in the event the two persons so designated as arbitrators fail or refuse to select a third arbitrator; or in the event any arbitrator appointed fails or refuses to perform such arbitrator's duties hereunder; either party may petition the presiding judge for the Circuit Court of Multnomah County for the appointment of an arbitrator. The arbitrators shall execute oaths to faithfully perform their duties hereunder and in accordance with any applicable statutory authority. The decision of any two of the three arbitrators shall determine the procedural issues and the issue or issues presented for arbitration. Each of the parties shall pay the fees and expenses of the person designated by such party to serve as arbitrator and one half (1/2) of the fees and expenses of the third arbitrator; provided that the arbitrators shall have the power to award reimbursement to either party for such fees and expenses. All arbitration proceedings shall be held within the State of Oregon.

15. INVALID PROVISIONS. The invalidity or unenforceability of any provision of this Agreement shall not affect the other provisions of this Agreement, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision had been omitted.

16. NOTICES. Unless otherwise specifically provided in this Agreement, any notices required or permitted to be given under the terms of this Agreement, or by law, shall be in writing and may be given by personal delivery or certified mail, return

receipt requested, directed to the Company at its administrative offices to the attention of the Secretary, and if to the Executive, to her home address as shown in the employment records of the Company, or such other address as any party may designate in writing prior to the time of the giving of such notice. Unless otherwise provided in this Agreement, any notice shall be effective when actually received, or if given by certified mail, then seventy-two (72) hours after the deposit of such notice in the United States mail with postage and special charges prepaid.

17. WAIVER. No waiver of any right arising out of a breach of any covenant, term or condition of this Agreement shall be a waiver of any right arising out of any other or subsequent breach of the same or any other covenant, term or condition or a waiver of the covenant, term or condition itself.

18. INTEGRATION. This Agreement constitutes a final and complete statement of the agreement between the parties and supersedes all prior agreements or negotiations, written or oral.

19. PROCEEDINGS. In the event any arbitration or legal proceeding is commenced for the purpose of interpreting or enforcing any provision of this Agreement, the prevailing party in such proceeding shall be entitled to recover reasonable attorney fees in such proceeding, or any appeal thereof, to be set by the arbitrators or the court without the necessity of hearing testimony or receiving evidence, in addition to the costs and disbursements allowed by law.

20. GOVERNING LAW. The law of the State of Oregon shall govern the construction and interpretation of this Agreement.

21. NONASSIGNABILITY. Neither party shall have any right to assign or transfer any of its rights pursuant to this Agreement, wholly or partially, to any other person or to delegate the performance of its duties under the terms of this Agreement.

ALBINA COMMUNITY BANK

DATED

BY: [signature]
Robert L. McKean, President/CEO

DATED:

[signature]
Cheryl L. Cebula


COPY

ALBINA COMMUNITY BANK
SALARY CONTINUATION AGREEMENT

THIS SALARY CONTINUATION AGREEMENT (the "Agreement") is adopted this 1st day of February, 2004 by and between ALBINA COMMUNITY BANK, a state-chartered commercial bank located in Portland, Oregon (the "Company"), and CHERYL CEBULA (the "Executive").

The purpose of this Agreement is to provide specified benefits to the Executive, a member of a select group of management or highly compensated employees who contribute materially to the continued growth, development, and future business success of the Company. This Agreement shall be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended from time to time. The Company will pay the benefits from its general assets.

The Company and the Executive agree as provided herein.

Article 1
Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1 "Accrual Balance" means the liability that should be accrued by the Company, under Generally Accepted Accounting Principles ("GAAP"), for the Company's obligation to the Executive under this Agreement, by applying Accounting Principles Board Opinion Number 12 ("APB 12") as amended by Statement of Financial Accounting Standards Number 106 ("FAS 106") and the Discount Rate. Any one of a variety of amortization methods may be used to determine the Accrual Balance. However, once chosen, the method must be consistently applied. The Accrual Balance shall be reported by the Company to the Executive on Schedule A.

1.2 "Beneficiary" means each designated person, or the estate of the deceased Executive, entitled to benefits, if any, upon the death of the Executive determined pursuant to Article 4.

1.3 "Beneficiary Designation Form" means the form established from time to time by the Plan Administrator that the Executive completes, signs, and returns to the Plan Administrator to designate one or more Beneficiaries.

1.4 "Change of Control or Material Change in Duties" shall mean any of the following events:

a) Any person (including any individual or entity) or persons acting in concert shall become the beneficial owner of voting shares representing twenty-five percent

(25%) or more of the voting power of the Company other than the Northeast Portland Community Development Trust.

b) A majority of the Board of Directors of the Company are removed from office by a vote of shareholders or the recommendation of the Board of Directors then serving.

c) The Company is a party to a plan of merger or plan of exchange and upon consummation of such plan, the shareholders of the Company do not own or continue to own at least a majority of the shares of the surviving company.

1.5 "Change of Control Benefit" means the benefit described in Section 2.5.1.

1.6 "Code" means the Internal Revenue Code of 1986, as amended.

1.7 "Company" means Albina Community Bancorp, an Oregon Corporation, and any subsidiary, including Albina Community Bank

1.8 "Death Benefit" means the benefit described in Article 3.

1.9 "Disability" means the Executive's suffering a sickness, accident or injury which has been determined by the insurance carrier of any individual or group disability insurance policy covering the Executive, or by the Social Security Administration, to be a disability rendering the Executive totally and permanently disabled. The Executive must submit proof to the Plan Administrator of the insurance carrier's or Social Security Administration's determination upon the request of the Plan Administrator.

1.10 "Disability Benefit" means the benefit described in Section 2.4.1.

1.11 "Discount Rate" means the rate used by the Plan Administrator for determining the Accrual Balance. The initial Discount Rate is six percent (6%). However, the Plan Administrator, in its sole discretion, may adjust the Discount Rate to maintain the rate within reasonable standards according to GAAP.

1.12 "Early Involuntary Termination" means that the Executive, prior to Normal Retirement Age, has been notified in writing that employment with the Company is terminated for reasons other than an approved leave of absence, Termination for Cause, Disability, Early Voluntary Termination, or within twelve (12) months following a Change of Control.

1.13 "Early Involuntary Termination Benefit" means the benefit described in Section 2.3.1.

1.14 "Early Voluntary Termination" means that the Executive, prior to Normal Retirement Age, has terminated employment with the Company for reasons other than Termination for Cause, Disability, Early Involuntary Termination, or within twelve (12) months following a Change of Control.

1.15 "Early Voluntary Termination Benefit" means the benefit described in Section 2.2.1.

1.16 "Effective Date" means February 1, 2004.

1.17 "Normal Retirement Age" means the Executive's sixty-fifth (65th) birthday.

1.18 "Normal Retirement Benefit" means the benefit described in Section 2.1.

1.19 "Normal Retirement Date" means the later of the Normal Retirement Age or Termination of Employment.

1.20 "Plan Administrator" means the plan administrator described in Article 8.

1.21 "Plan Year" means a twelve-month period commencing on February 1 and ending on January 31 of each year. The initial Plan Year shall commence on the Effective Date of this Agreement.

1.22 "Schedule A" means the benefit description form attached to this Agreement, which is updated by the Plan Administrator on an annual basis. If there is a conflict in any terms or provisions between the Schedule A and this Agreement, the terms and provisions of this Agreement shall prevail.

1.23 "Termination for Cause" has that meaning set forth in Article 5.

1.24 "Termination of Employment" means that the Executive ceases to be employed by the Company for any reason, voluntary or involuntary, other than by reason of a leave of absence approved by the Company.

1.25 "Trust" means one or more trusts established by the company in accordance with Article 10.

Article 2
Benefits During Lifetime

2.1 Normal Retirement Benefit. Upon Termination of Employment on or after the Normal Retirement Age for reasons other than death, the Company shall pay to the Executive the benefit described in this Section 2.1 in lieu of any other benefit under this Article.

2.1.1 Amount of Benefit. The annual benefit under this Section 2.1 is ~~$6,000~~ $69,000.00 (Sixty-Nine Thousand Dollars). Commencing on the first anniversary of the first benefit payment following Termination of Employment, and continuing on each subsequent anniversary, the Company's Board of Directors shall increase this benefit by three percent (3%) from the previous anniversary date.

2.1.2 Payment of Benefit. The Company shall pay the annual benefit to the Executive in twelve (12) equal monthly installments commencing on the first day of the month following the Executive's Normal Retirement Date. The annual benefit shall be paid to the Executive for ten (10) years.

2.2 Early Voluntary Termination Benefit. Upon Early Voluntary Termination, the Company shall pay to the Executive the benefit described in this Section 2.2 in lieu of any other benefit under this Article.

2.2.1 Amount of Benefit. The annual benefit under this Section 2.2 is the Early Voluntary Termination Benefit set forth on Schedule A for the Plan Year during which the Executive's Termination of Employment occurs, subject to the following vesting schedule:

Date	Vested Percentage
Until 11/9/08	0%
Effective 11/10/08	100%

Commencing on the first anniversary of the first benefit payment following Termination of Employment, and continuing on each subsequent anniversary, the Company's Board of Directors shall increase this benefit by three percent (3%) from the previous anniversary date. This benefit is determined by calculating a 10-year fixed annuity from said Accrual Balance, crediting interest on the unpaid vested accrual balance at the Discount Rate, compounded monthly.

2.2.2 Payment of Benefit. The Company shall pay the benefit to the Executive in twelve (12) consecutive equal installments commencing with the first of the month following the Executive attaining Normal Retirement Age. The annual benefit shall be paid to the Executive for ten (10) years.

2.2.3 Company Payment Alternative. The Company, in its sole discretion, may elect to pay the benefit in Section 2.2.1 to the Executive in a lump sum within sixty (60) days following the Executive attaining Normal Retirement Age.

2.3 Early Involuntary Termination Benefit. Upon Early Involuntary Termination, the Company shall pay to the Executive the benefit described in this Section 2.3 in lieu of any other benefit under this Article.

2.3.1 Amount of Benefit. The lump sum benefit under this Section 2.3 is the Early Involuntary Termination Benefit set forth on Schedule A for the Plan Year during which the Executive's Termination of Employment occurs, subject to the following vesting schedule:

Date	Vested Percentage
Until 11/9/08	0%
Effective 11/10/08	100%

2.3.2 Payment of Benefit. The Company shall pay the benefit to the Executive in a lump sum within sixty (60) days following the Executive's Termination of Employment.

2.4 Disability Benefit. Upon Termination of Employment due to Disability prior to Normal Retirement Age, the Company shall pay to the Executive the benefit described in this Section 2.4 in lieu of any other benefit under this Article.

2.4.1 Amount of Benefit. The lump sum benefit under this Section 2.4 is the Disability Benefit set forth on Schedule A for the Plan Year during which the Termination of Employment occurs, prorated on an annual basis for the number of months from the beginning of the Plan Year until Termination of Employment occurs. This benefit is determined by vesting the Executive in one hundred percent (100%) of the Accrual Balance.

2.4.2 Payment of Benefit. The Company shall pay the benefit to the Executive in a lump sum within sixty (60) days following the Executive attaining Normal Retirement Age.

2.5 Change of Control Benefit. Upon a Change of Control, followed within twelve (12) months by the Executive's Termination of Employment for reasons other than death, Disability or retirement, the Company shall pay to the Executive the benefit described in this Section 2.5 in lieu of any other benefit under this Article.

2.5.1 Amount of Benefit. The lump sum benefit under this Section 2.5 is the Change of Control Benefit set forth on Schedule A for the second Plan Year following the Plan Year during which Termination of Employment occurs. This benefit is determined by vesting the Executive in one hundred percent (100%) of the Accrual Balance.

2.5.2 Payment of Benefit. The Company shall pay the benefit to the Executive in a lump sum within sixty (60) days following Termination of Employment.

Article 3
Death Benefits

3.1 Death During Active Service. If the Executive dies while in the active service of the Company, the Company shall pay to the Beneficiary the benefit described in this Section 3.1. This benefit shall be paid in lieu of the benefits under Article 2.

3.1.1 Amount of Benefit. The benefit under this Section 3.1 is the Normal Retirement Benefit amount described in Section 2.1.1. Commencing on the first anniversary of the first benefit payment to the Beneficiary, and continuing on each subsequent anniversary, the Company's Board of Directors shall increase this benefit by three percent (3%) from the previous anniversary date.

3.1.2 Payment of Benefit. The Company shall pay the annual benefit to the Beneficiary in twelve (12) equal monthly installments commencing with the month following the Executive's death. The annual benefit shall be paid to the Beneficiary for a period of ten (10) years.

3.2 Death During Payment of a Benefit. If the Executive dies after any benefit payments have commenced under Article 2 of this Agreement but before receiving all such payments, the Company shall pay the remaining benefits to the Beneficiary at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

3.3 Death After Termination of Employment But Before Payment of a Benefit Commences. If the Executive is entitled to any benefit payments under Article 2 of this Agreement, but dies prior to the commencement of said benefit payments, the Company shall pay the same benefit payments to the Beneficiary that the Executive was entitled to prior to death except that the benefit payments shall commence on the first day of the month following the date of the Executive's death.

Article 4
Beneficiaries

4.1 Beneficiary Designation. The Executive shall have the right, at any time, to designate a Beneficiary(ies) to receive any benefits payable under this Agreement upon the death of the Executive. The Beneficiary designated under this Agreement may be the same as or different from the beneficiary designation under any other benefit plan of the Company in which the Executive participates.

4.2 Beneficiary Designation: Change. The Executive shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Executive's Beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Executive or if the Executive names a spouse as Beneficiary and the marriage is subsequently dissolved. The Executive shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator's rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Executive and accepted by the Plan Administrator prior to the Executive's death.

4.3 Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

4.4 No Beneficiary Designation. If the Executive dies without a valid beneficiary designation, or if all designated Beneficiaries predecease the Executive, then the Executive's spouse shall be the designated Beneficiary. If the Executive has no surviving spouse, the benefits shall be made to the personal representative of the Executive's estate.

4.5 Facility of Payment. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person's property, the Plan Administrator may direct payment of such benefit to the guardian, legal representative, or person having the care or custody of such minor, incompetent person, or incapable person. The Plan Administrator may require proof of incompetence, minority, or guardianship as it may deem appropriate prior to distribution of the benefit. Any payment of a benefit shall be a payment for the account of the Executive and the Executive's Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such payment amount.

Article 5
General Limitations

5.1 Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement if the Company's Board of Directors terminates the Executive's employment for:

(a) Fraud or gross neglect in connection with the performance of the Executive's duties;

(b) Material breach of any fiduciary duty of the Executive to the Company;

(c) Refusal of a state or federal banking regulatory body having jurisdiction over the company to approve the appointment or continuation of the Executive as an employee;

(d) Chronic drug or alcohol abuse;

(e) Breach of any provision of the Executive's employment contract; or

(f) Conviction for any violation involving moral turpitude and which is punishable by imprisonment.

5.2 Suicide or Misstatement. The Company shall not pay any benefit under this Agreement if the Executive commits suicide within two years after the Effective Date. In addition, the Company shall not pay any benefit under this Agreement if the Executive has made any material misstatement of fact on any application for life insurance owned by the Company on the Executive's life.

5.4 Excess Parachute Payment. Notwithstanding any provision of this Agreement to the contrary, to the extent any benefit would create an excise tax under the excess parachute rules of Section 280G of the Code, the Company shall reduce the benefit paid under this Agreement to the maximum benefit that would not result in any such excise tax.

Article 6
Claims And Review Procedures

6.1 Claims Procedure. An Executive or Beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

6.1.1 Initiation – Written Claim. The claimant initiates a claim by submitting to the Plan Administrator a written claim for the benefits.

6.1.2 Timing of Plan Administrator Response. The Plan Administrator shall respond to such claimant within 90 days after receiving the claim. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 90 days by notifying the claimant in writing, prior to the end of the initial 90-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

6.1.3 Notice of Decision. If the Plan Administrator denies part or all of the claim, the Plan Administrator shall notify the claimant in writing of such denial. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed;
(d) An explanation of the Agreement's review procedures and the time limits applicable to such procedures; and
(e) A statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

6.2 Review Procedure. If the Plan Administrator denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Plan Administrator of the denial, as follows:

6.2.1 Initiation – Written Request. To initiate the review, the claimant, within 60 days after receiving the Plan Administrator's notice of denial, must file with the Plan Administrator a written request for review.

6.2.2 Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records, and other information relating to the claim. The Plan Administrator shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

6.2.3 Considerations on Review. In considering the review, the Plan Administrator shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

6.2.4 Timing of Plan Administrator Response. The Plan Administrator shall respond in writing to such claimant within 60 days after receiving the request for review. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 60 days by notifying the claimant in writing, prior to the end of the initial 60-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

6.2.5 Notice of Decision. The Plan Administrator shall notify the claimant in writing of its decision on review. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a) The specific reasons for the denial;
(b) A reference to the specific provisions of the Agreement on which the denial is based;
(c) A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits; and
(d) A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

Article 7
Amendments and Termination

This Agreement may be amended or terminated only by a written agreement signed by the Company and the Executive.

Notwithstanding the previous paragraph in this Article 7, the Company may amend or terminate this Agreement at any time if, pursuant to legislative, judicial or regulatory action, continuation of the Agreement would (i) cause benefits to be taxable to the Executive prior to actual receipt, or (ii) result in significant financial penalties or other significantly detrimental ramifications to the Company (other than the financial impact of paying the benefits). If pursuant to said action, should the Company successfully amend the plan in a manner that is agreeable to both the Company and the Executive, the benefit payout amounts and terms expressed within this agreement for normal retirement, Early Voluntary Termination, Early Involuntary Termination, disability, change of control and death will be unchanged.

Should the Company terminate the plan under the above paragraph, the Executive will become one hundred percent (100%) vested in the Accrual Balance at the time of plan termination. A one-time lump sum payment equal to the Accrual Balance will be made to the Executive within sixty (60) days after plan termination.

Article 8
Administration of Agreement

8.1 Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Executive may be a member of the Plan Administrator. The Plan Administrator shall also have the discretion and authority to (i) make, amend, interpret, and enforce all appropriate rules and regulations for the administration of this Agreement, and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement.

8.2 Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Company.

8.3 Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement. No Executive or Beneficiary shall be deemed to have any right, vested or nonvested, regarding the continued use of any previously adopted assumptions, including but not limited to the Discount Rate.

8.4 Indemnity of Plan Administrator. The Company shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses, or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct by the Plan Administrator or any of its members.

8.5 Company Information. To enable the Plan Administrator to perform its functions, the Company shall supply full and timely information to the Plan Administrator on all matters relating to the date and circumstances of the retirement, Disability, death, or Termination of Employment of the Executive, and such other pertinent information as the Plan Administrator may reasonably require.

8.6 Annual Statement. The Plan Administrator shall provide to the Executive, within 120 days after the end of each Plan Year, a statement setting forth the benefits payable under this Agreement.

Article 9
Miscellaneous

9.1 Binding Effect. This Agreement shall bind the Executive and the Company, and their beneficiaries, survivors, executors, successors, administrators, and transferees.

9.2 No Guarantee of Employment. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an employee of the Company, nor does it interfere with the Company's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

9.3 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached, or encumbered in any manner.

9.4 Tax Withholding. The Company shall withhold any taxes that, in its reasonable judgment, are required to be withheld from the benefits provided under this Agreement. The Executive acknowledges that the Company's sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies).

9.5 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of Oregon, except to the extent preempted by the laws of the United States of America.

9.6 Unfunded Arrangement. The Executive and Beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life is a general asset of the Company to which the Executive and Beneficiary have no preferred or secured claim.

9.7 Reorganization. The Company shall not merge or consolidate into or with another company, or reorganize, or sell substantially all of its assets to another company, firm, or person unless such succeeding or continuing company, firm, or person agrees to assume and discharge the obligations of the Company under this Agreement. Upon the occurrence of such event, the term "Company" as used in this Agreement shall be deemed to refer to the successor or survivor company.

9.8 Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein.

9.9 Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

9.10 Alternative Action. In the event it shall become impossible for the Company or the Plan Administrator to perform any act required by this Agreement, the Company or Plan Administrator may in its discretion perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Company.

9.11 Headings. Article and section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

9.12 Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

9.13 Notice. Any notice or filing required or permitted to be given to the Company or Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

HR Administrator
Albina Community Bank
2002 NE MLK Jr. Blvd
Portland, Oregon 97212

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Executive under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Executive.

Article 10
Miscellaneous

10.1 Establishment of the Trust. In order to provide assets from which to fulfill the obligations of the Executive's and the Beneficiary under this Agreement, the Company may establish a trust by a trust agreement with a third party, the trustee, to which the Company may , in its discretion, contribute cash or other property, including securities issued by the Company, to provide for the benefit payments under this Agreement, (the "Trust").

10.2 Interrelationship of the Agreement and the Trust. The provisions of the Agreement shall govern the rights of an Executive to receive distributions pursuant to the Agreement. The provisions of the Trust shall govern the rights of the Company, Executives and the creditors of the Company to the assets transferred to the Trust. The Company shall at all times remain liable to carry out its obligations under the Agreement.

10.3 Distribution From the Trust. The Company's obligations under the Agreement may be satisfied with Trust assets distributed pursuant to the terms of the Trust, and any such distribution shall reduce the Company's obligations under this Agreement.

IN WITNESS WHEREOF, the Executive and a duly authorized representative of the Company have signed this Agreement.

EXECUTIVE:

Cheryl L. Cebula

Cheryl Cebula

COMPANY:

ALBINA COMMUNITY BANK

By [signature]

Title President & CEO

ALBINA COMMUNITY BANK
Salary Continuation Agreement
BENEFICIARY DESIGNATION FORM

I designate the following as beneficiary of benefits under the Agreement payable following my death:

Primary: MICHAEL F. CEBULA, HUSBAND

Contingent: LOAVES AND FISHES
6125 SE 52nd
Portland, OR 97206 TIN# 93-0584318

Note: To name a trust as beneficiary, please provide the name of the trustee(s) and the exact name and date of the trust agreement.

I understand that I may change these beneficiary designations by delivering a new written designation to the Plan Administrator. I further understand that the designations will be automatically revoked if the beneficiary predeceases me, or, if I have named my spouse as beneficiary and our marriage is subsequently dissolved.

Name: CHERYL L. CEBULA

Signature: Cheryl L. Cebula **Date:** 2-10-04

SPOUSAL CONSENT (Required if Spouse not named beneficiary):

I consent to the beneficiary designation above, and acknowledge that if I am named beneficiary and our marriage is subsequently dissolved, the designation will be automatically revoked.

Spouse Name: ____________________

Signature: ____________________ **Date:** ______

Received by the Plan Administrator this 26th day of February, 2004

By: [signature]

Title: SVP & CFO

ALBINA COMMUNITY BANK
Salary Continuation Agreement
Schedule A dated 12/29/03

Executive Name	Cheryl Cebula
Normal Retirement Age	65

Plan Anniversary Date	02/01
Normal Retirement Date	11/16/2016

Discount Rate	Plan Year Ending	Accrual Balance[1]	Early Involuntary Termination Benefit	Early Voluntary Termination Benefit	Disability Benefit	Change of Control Benefit	Pre-retirement Death Benefit
6%	1/31/2005	31,387	0	0	63,729	137,650	69,000

1 *If a triggering event occurs during a Plan Year the Accrual Balance as of the triggering date shall be determined by subtracting the ending Accrual Balance for the previous Plan Year from the projected ending Accrual Balance from the current Plan Year, and prorating that difference over the number of full calendar months from the prior plan anniversary to the triggering event.*

IF THERE IS A CONFLICT IN ANY TERMS OR PROVISIONS BETWEEN THIS SCHEDULE A AND THE AGREEMENT, THE TERMS AND PROVISIONS OF THE AGREEMENT SHALL PREVAIL.

EXHIBIT B

Special Compensation Agreement

This Special Compensation Agreement ("Ageemeent") is entered into as of February 17, 2005, by and among Albina Community Bancorp and Albina Community Bank, on the one hand, (collectively, "Albina") and Michael C. Henderson ("Henderson"), on the other hand.

WHEREAS Henderson, without compensation, provided services to Albina as interim Chief Executive Officer during a transitional period prior to retention of the current Chief Executive Officer, and has continued to provide valuable services to Albina as an employee and as a director to the present time;

WHEREAS, in consideration of such services provided by Henderson, Albina has previously agreed to provide to Henderson and his family, at Albina's cost, health insurance coverage until such time as Henderson is eligible for Medicare coverage, notwithstanding any earlier termination of Henderson's employment by, or service as a director, of Albina;

WHEREAS, as additional consideration for such services, Albina has agreed to exchange outstanding incentive stock options issued to Henderson pursuant to the 2001 Stock Option Plan

WHEREAS, Albina and Henderson desire to memorialize their understanding in this Agreement.

NOW THEREFORE, in consideration of the premises, and for good and valuable consideration, the receipt and sufficiency is hereby acknowledged, the parties agree as follows:

1. Subject to such limitations as may be set forth in any applicable policy, Henderson shall, until the time that he is eligible for coverage by Medicare, be entitled to participate in, and be covered by, all group medical insurance programs offered by Albina and made generally available to its employees. Subject to the terms and conditions of such programs applicable to all participants, Henderson may elect to include his spouse and dependent children as participants. Albina shall pay the full cost of premiums for Henderson's participation in such insurance programs, and may elect to pay the premiums for Henderson's spouse and dependent children.

2. In the event Albina terminates any applicable insurance policy, or Henderson becomes ineligible for coverage under such policies for any reason whatsoever, Albina shall reimburse Henderson for the premiums for any other comparable health insurance policy, until such time as Henderson is eligible for Medicare.

3. Albina shall take all commercially reasonable actions to maintain Henderson's eligibility for coverage under Albina's group health insurance policy, including, subject to the fiduciary duties of the Board of Directors, nomination for re-election as a director at the expiration of his term, employment in an appropriate capacity or provision for other status that satisfies the eligibility requirements of the group health insurance policy.

4. After Henderson reaches the age of 65, the Director and his spouse shall, at Albina's expense, be entitled to participate in, and be covered by, a Medicare Supplemental

Insurance policy, comparable to the best of such policies offered by a major insurance carrier in Albina's market area, from the age of 65 for the remainder of Henderson's life.

5. Albina agrees, in exchange for and upon surrender by Henderson of incentive stock options previously issued pursuant to the 2001 Stock Option Plan ("Surrendered Options"), to grant to Henderson options to purchase shares of Albina's Class A Common Stock, which options shall be non-qualified options granted pursuant to the 2001 Stock Option Plan, having a term comparable to the Surrendered Options, for the same number of shares and at the same exercise price as the Surrendered Options.

6. Henderson shall be solely responsible for any federal or state tax liability for benefits the Director receives under this Agreement.

7. The obligations of Albina hereunder shall be joint and several as to Albina Community Bancorp and Albina Community Bank.

8. General Provisions.

8.1. Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by Oregon law.

8.2. Saving Provision. If any part of this Agreement is held to be unenforceable, it shall not affect any other part. If any part of this Agreement is held to be unenforceable as written, it shall be enforced to the maximum extent allowed by applicable law.

8.3. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

8.4. Entire Agreement. This Agreement constitutes the sole agreement of the parties, and supersedes all prior oral and written agreements regarding the specific benefits to be provided hereunder.

8.5. Waiver; Amendment. No waiver of any provision of this Agreement shall be valid unless in writing, signed by the party against whom the waiver is sought to be enforced. The waiver of any breach of this Agreement or failure to enforce any provision of this Agreement shall not constitute a waiver of any subsequent breach. This Agreement may only be amended by a writing signed by the parties.

8.6. Assignment. Henderson shall not assign or transfer any of his rights pursuant to this Agreement, wholly or partially, to any other person. The rights and obligations of the Albina under this Agreement shall inure to the benefit of and be binding in each and every respect upon the direct and indirect successors and assigns of Albina Community Bank and Albina Community Bancorp, as the case may be, regardless of the manner in which the successors or assigns succeed to the interests or assets of either Albina Community Bancorp or Albina Community Bank, including, without limitation, the acquisition by an unaffiliated party of more than 25% of the outstanding voting common stock of either entity, or the sale of substantially all of the assets of either entity.

8.7. No Guarantee of Employment. Except as provided above in Section 3, nothing in this Agreement shall be construed as a guarantee of employment or of election as a director.

9. Advice of Counsel. Henderson acknowledges that, in executing this Agreement, Henderson has had the opportunity to seek the advice of independent legal counsel, and has read and understood all of the terms and provisions of this Agreement. This Agreement shall not be construed against any party by reason of the drafting or preparation hereof.

The parties to this Special Compensation Agreement hereby execute this Agreement as of the date first above written.

Albina Community Bancorp

By:________________________
Robert L. McKean, President and
Chief Executive Officer

____
Michael C. Henderson

Albina Community Bank

By________________________
Robert L. McKean, President and
Chief Executive Officer

COMMERCIAL LEASE

Date: May 6, 1996

Between:	Albina Corner Limited Partnership 2002 N. E. Martin Luther King Blvd. Portland, OR 97212	("Landlord")
And:	Portland Community Design 2002 N.E. Martin Luther King Blvd. Portland, OR 97212	("Property Manager")
And:	Albina Community Bank 825 NE Multnomah, Suite 775 Portland, OR 97232	("Tenant")

Landlord leases to Tenant and Tenant leases from Landlord the following described space, together with improvements thereon (the "Premises"), located in the building (the "Building") on the real property described on Exhibit A-1 attached hereto (together the Building and the real property are referred to as the "Property"), with a street address of 2000 N.E. Martin Luther King Jr. Boulevard, Portland, Oregon, together with rights of ingress and egress over common areas in and around the Building, on the terms and conditions set forth herein:

> Comprising approximately 5,357 square feet of space on the southwest corner of the ground floor of the Building and the exclusive use of ten (10) parking spaces pursuant to Section 1.3.1 herein, as noted on the site plan attached as Exhibit A-2

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1. OCCUPANCY.

1.1 Original Term. The term of this Lease shall be for 10 years and shall commence no later than 60 days after the Possession Date as set out on Exhibit B attached hereto and incorporated herein by this reference (the "Commencement Date"). Tenant's obligation to pay rent shall commence on the Commencement Date.

1.2 Possession. The Possession Date shall be determined in accordance with the work letter regarding initial tenant improvements (the "Work Letter") attached hereto as Exhibit B. Landlord shall have no liability for delays in delivery of possession and Tenant will not have the right to terminate this Lease because of delay in delivery of possession except as hereinafter provided. If Landlord is not able to give Tenant possession of the Premises on or before May 1, 1996, Tenant may rescind the Lease by giving notice in writing at any time thereafter prior to the date on which possession is tendered by Landlord, and Landlord shall refund to Tenant the security deposit referenced in Section 2.2. If Tenant is unable to obtain a certificate of occupancy for the Premises due to conditions in, under or around the Building but outside the Premises, or due to work in the Premises for which the Landlord was responsible, Tenant shall give written notice to Landlord of such inability, and Landlord shall have 10 business days from receipt of such notice to complete any necessary repairs. If Landlord fails to make repairs necessary to enable Tenant to obtain its certificate of occupancy, Tenant may terminate this Lease and Landlord shall refund the security deposit and, within 180 days from demand by Tenant, reimburse Tenant for all costs to remove tenant improvements undertaken by Tenant.

1.3 Parking; Public Transit Incentive Program.

1.3.1 Tenant shall have the exclusive use of ten (10) parking spaces located closest to the Premises from 8:30 a.m. to 5:30 p.m. Monday through Friday. Such parking spaces shall be provided by Landlord and Tenant may mark the spaces with signage, pursuant to the Design Standards (as defined herein) that indicates such restricted use, and Landlord shall be responsible for removing any vehicles that violate the use restrictions, all at Landlord's sole expense. Tenant shall have the right to use, on a nonexclusive basis, all other nondesignated parking spaces serving the Building.

1.3.2 As material consideration for the reduced rent payable by Tenant under this Lease, Tenant shall adopt an Employee transit/nonautomobile commute incentive program (the "Commute Incentive Program") over the term of the Lease. The terms of the Commute Incentive Program are set forth on Exhibit C attached hereto and incorporated herein by this reference. Tenant agrees to comply with any reasonable parking plans and/or incentive programs required by Landlord.

1.4 Renewal Option. If the Lease is not in default at the time each option is exercised or at the time the renewal term is to commence, Tenant shall have the option to renew this Lease for two (2) successive terms of five (5) years each, as follows:

1.4.1 Each of the renewal terms shall commence on the day following expiration of the preceding terms.

1.4.2 The option may be exercised by written notice to Landlord given not less than 180 days prior to the last day of the expiring term. The giving of such notice shall be sufficient to make the Lease binding for the renewal term without further act of the parties. Landlord and Tenant shall then be bound to take the steps required in connection with the determination of rent as specified below.

1.4.3 The terms and conditions of the Lease for each renewal term shall be identical with the original term except for rent and except that Tenant will no longer have any option to renew this Lease beyond the third renewal term. Rent for a renewal term shall be greater of (a) the rental during the preceding original or renewal term or (b) the rental during the preceding original or renewal term, whichever is greater, plus the cost of any increase in CAM expenses, as defined in Section 3 below.

2. RENT.

2.1 Base Rent. During the Original Term, Tenant shall pay to Landlord as base rent the sum of $4,015 ("Base Rent") per month. Rent shall be payable on the first day of each month in advance at such place as may be designated by Landlord except that rent for the first month has been paid upon the execution of this Lease, and Landlord acknowledges receipt of this sum.

2.2 Security Deposit. To secure Tenant's compliance with all terms of this Lease, Tenant has paid Landlord the sum of $4,000.00 as a deposit. The security deposit shall be placed in an interest-bearing account, with interest accruing to the benefit of Tenant and released to the Tenant on an annual basis. Landlord shall have the right to offset against the deposit any sums owing from Tenant to Landlord and not paid when due, any damages caused by Tenant's default, the cost of curing any default by Tenant should Landlord elect to do so, and the cost of performing any repair or cleanup that is Tenant's responsibility under this Lease. Offset against the deposit shall not be an exclusive remedy in any of the above cases, but may be invoked by Landlord, at its option, in addition to any other remedy provided by law or this Lease for Tenant's nonperformance. Landlord shall give notice to Tenant each time an offset is claimed against the deposit, and, unless the Lease is terminated, Tenant shall within 10 days after such notice deposit with Landlord a sum equal to the amount of the offset so that the total deposit amount, net of offset, shall remain constant throughout the Lease term. The security deposit shall be refundable within 30 days after expiration of the Lease term or other termination not caused by Tenant's default. In the case of a sale or transfer of the fee of the Property, or any cessation of Landlord's interest therein, whether in whole or in part, Landlord shall pay over any unapplied part of the security to the succeeding owner of the Property.

2.3 Additional Rent. All taxes, insurance costs, utility charges and common area maintenance ("CAM") charges that Tenant is required to pay by this Lease, and any other sum that Tenant is required to pay to Landlord or third parties shall be additional rent.

2.4 Escalation. The Base Rent provided in Section 2.1 shall be increased or decreased in the month of April every year by a percentage equal to the percentage change in the Revised Consumer Price Index for Urban Wage Earners and Clerical Workers - Portland, Oregon ("CPI") since the previous escalation date. In recalculating the base rent, the change in the CPI for each intervening year in which the rent is not adjusted and each year in which the rent is adjusted shall be averaged. In no event, however, shall Base Rent be reduced below that payable during the first year of this Lease.

3. COMMON AREA EXPENSES.

3.1 Common Area Maintenance. For the purposes of this Lease, the term Common Areas means only the areas shown on Exhibit D attached hereto and incorporated in this Lease. For the purposes of this Lease, common area maintenance charges ("CAM Charges") means all expenses paid or incurred by Landlord (or on Landlord's behalf) as reasonably determined by Landlord to be necessary or appropriate for the efficient operation, maintenance and repair of all the Common Areas of the development including without limitation:

3.1.1 Salaries, wages, medical, surgical, union, and general welfare benefits (including, without limitation, group life insurance), and pension payments of employees of Landlord engaged in the repair, operation, and maintenance of the Common Areas;

3.1.2 Payroll taxes, workers' compensation insurance, uniforms, and related expenses for employees of Landlord engaged in the repair, operation, and maintenance of the Common Areas;

3.1.3 The cost of all charges for electricity, water, garbage hauling and/or recycling, and other utilities furnished to the Common Areas, together with any taxes on such utilities;

3.1.4 The cost of restriping parking areas;

3.1.5 The cost of all charges for insurance, including casualty, liability, fire with extended coverage endorsement, and fidelity insurance with regard to the improvements in the Common Areas;

3.1.6 The cost of maintenance and operation of the Common Areas, and the cost or rental of all supplies, materials, and equipment, and sales and other taxes on such items for use in operating and maintaining the Common Areas;

3.1.7 The cost of hand tools and other movable equipment used in the repair, maintenance, or operation of the Common Areas amortized over the useful life of such hand tools and movable equipment (as reasonably estimated by Landlord);

3.1.8 The cost of janitorial services for the Common Areas;

3.1.9 The cost of security services for the Common Areas;

3.1.10 Charges of independent contractors performing repairs or services to the Common Areas;

3.1.11 Noncapital repairs to the Common Areas;

3.1.12 Alterations and improvements to the Common Areas as determined by Landlord or as may be otherwise required by insurance bodies (but excluding therefrom the cost of capital expenditures);

3.1.13 Management fees paid to a third party, or, if no managing agent is employed by Landlord, Landlord shall be entitled to charge a management fee that does not exceed 15% of the CAM Charges exclusive of taxes;

3.1.14 The cost of any capital improvements or repairs to the Common Areas and/or of any machinery or equipment installed in the Common Areas amortized (with interest at the rate of 9% on the unamortized balance) over the useful life of the improvement, machinery, and/or equipment as reasonably estimated by Landlord which is made or becomes operational, as the case may be, after the completion of the construction of the Common Areas and that have a reasonable probability of reducing the expenses that otherwise would be included in CAM Charges;

3.1.15 Reasonable accounting and other professional fees incurred in connection with the operation, maintenance, and management of the Common Areas;

3.1.16 The cost of landscape maintenance and repair to the Common Areas;

3.1.17 Taxes as defined below attributable to the Common Areas; and

3.1.18 All other charges properly allocable to the operation, repair, and maintenance of the Common Areas in accordance with generally accepted accounting principles.

CAM Charges Shall Not Include:

3.1.19 Depreciation or amortization (except as specifically provided above);

3.1.20 Interest on and amortization of debts (except as specifically provided above);

3.1.21 Refinancing costs;

3.1.22 Damages recoverable by any tenant due to violation by Landlord of any of the terms and conditions of this Lease or any other Lease relating to the Common Areas;

3.1.23 Repairs occasioned by fire, windstorm, or other casualty, to the extent such repairs are paid for by insurance proceeds;

3.1.24 Costs resulting from enforcement of leases with other tenants in the Building or the failure of other tenants to pay their proportionate share of the CAM Charges;

3.1.25 Lease or brokerage commissions; and

3.1.26 Capital repairs and replacements (except as specifically provided above).

3.2 Taxes. The term "Taxes" shall mean (1) all real property taxes and assessments and personal property, taxes, charges, rates, duties, and assessments rated, levied, or imposed by any governmental authority with respect to the Common Areas and any improvements, fixtures, and equipment on the Common Areas and with respect to all other property of

Landlord, real or personal, located on the Common Areas and used in connection with the operation of the Common Areas; and (2) any tax in lieu of a real property tax.

3.3 As used in this Section 3, the term "CAM Year" means each period from April 1 to March 31 of the Lease Term and in the event this Lease begins or ends on any date other than the first day of the calendar year, the calculations, costs, and payments referred to in this Section 3 shall be prorated on a daily basis.

3.4 Tenant shall pay, as Additional Rent, Tenant's Pro Rata Share of the CAM Charges during each CAM Year. "Tenant's Pro Rata Share" shall mean a percentage determined by dividing 5,357 (the number of rentable square feet of the Premises) by the total number of rentable square feet of the Building. Notwithstanding the foregoing, Tenant's Pro Rata Share of the CAM Charges shall not exceed the following:

Commencement of Lease - March 31, 1997	$1.30 per square foot
April 1, 1997 - March 31, 1998	$1.50 per square foot
April 1, 1998 - March 31, 1999	$1.70 per square foot
April 1, 1999 - March 31, 2000	$1.90 per square foot
April 1, 2000 - March 31, 2001	$2.10 per square foot
April 1, 2001 - end of Lease term including renewals	actual expenses

3.5 At least ten (10) days before each CAM Year commences during the Lease Term, Landlord shall furnish Tenant with a written statement setting forth Tenant's Pro Rata Share of the CAM Charges for the next CAM Year. Tenant shall pay to Landlord as Additional Rent commencing on the first day of the CAM Year, and thereafter on the first day of each calendar month, an amount equal to one-twelfth of the amount of Tenant's Pro Rata Share as shown in Landlord's written statement. In the event Landlord delivers the written statement late, Tenant shall continue to pay to Landlord an amount equal to one-twelfth of Tenant's Pro Rata Share of the estimated CAM Charges for the immediately preceding CAM Year until Landlord furnishes the written statement, at which time Tenant shall pay the amount of any excess of Tenant's Pro Rata Share for the expired portion of the current CAM Year over Tenant's actual payments during such time and any excess payments by Tenant shall be credited to the next due payment of Rent from Tenant. The late delivery of any written statement by Landlord shall not constitute a waiver of Tenant's obligation to pay its Pro Rata Share of CAM Charges nor subject Landlord to any liability, but Landlord shall use reasonable efforts to deliver such written statements of estimated CAM Charges as soon as reasonably possible after the commencement of each CAM Year.

3.6 Within 60 days after the close of each CAM Year during the Term, Landlord shall deliver to Tenant a written statement (the "CAM Statement") of the actual CAM Charges of the Building and Tenant's Pro Rata Share of the actual CAM Charges for the preceding CAM Year. In the event Tenant's Pro Rata Share of the actual CAM Charges is in excess of the Tenant's pro rata estimated CAM Charges, Tenant shall pay the amount of such excess to Landlord as Additional Rent within thirty (30) days after receipt of such statement by Tenant. In the event Tenant's Pro Rata Share of the actual CAM Charges is less than Tenant's Pro Rata Share of the estimated CAM Charges actually paid by Tenant, then the amount of the excess overpayment shall be paid by Landlord to Tenant within thirty (30) days following the date of such statement or Landlord may elect to apply the overpayment to Tenant's next Rent payment, reimbursing only the excess over such next payment, if any. The late delivery of any written statement by Landlord shall not constitute a waiver of Tenant's obligation to pay its Pro Rata Share of CAM Charges, but Landlord shall use reasonable efforts to deliver such written statements of estimated CAM Charges as soon as reasonably possible after the commencement of each CAM Year.

3.7 The CAM Statement referred to in this Section 3 need not be audited but shall contain sufficient detail to enable Tenant to verify the calculation of its Pro Rata Share. In addition, Tenant, upon at least five (5) days' advance written notice to Landlord and during business hours, may examine any invoices, receipts, cancelled checks, vouchers, or other instruments used to support, the figures shown on the CAM Statement, provided, however, that Tenant shall be entitled to such an examination only once in each CAM Year.

3.8 Each such CAM Statement given by Landlord pursuant to this Section 3 shall be conclusive and binding on Tenant unless, within forty-five (45) days after the receipt of such CAM Statement, Tenant shall notify Landlord that it disputes the correctness of the CAM Statement, specify the particular respects in which the CAM Statement is claimed to be incorrect. If such disputes have not been settled by agreement, either party, within forty-five (45) days after receipt of such CAM Statement, may pursue its available legal remedies, but Tenant agrees that a dispute over the CAM Statement or any error by Landlord in interpreting or applying this Section 3 or in calculating the amounts in the CAM Statement shall not be a breach of this Lease by Landlord, and even if any legal proceeding over the CAM Statement is resolved against Landlord this Lease shall remain in full force and effect and Landlord shall not be liable for any consequential damages, and pending the determination of such depute, Tenant, within ten (10) days of receipt of such CAM Statement, shall pay Additional Rent in accordance with the CAM Statement, without prejudice to Tenant's position. If the dispute shall be determined in Tenant's favor, Landlord shall forthwith pay to Tenant the amount of Tenant's overpayment of Rent resulting from compliance with the CAM Statement. If a CAM year ends after this Lease expires or terminates, the Additional Rent determined under this Section shall be paid by Tenant or refunded to Tenant within ten (10) days of its receipt of the CAM Statement for such CAM Year.

4. <u>USE OF THE PREMISES</u>.

4.1 <u>Permitted Use</u>. The Premises shall be used for banking and for no other purpose.

4.2 <u>Restrictions on Use</u>. In connection with the use of the Premises, Tenant shall:

4.2.1 Conform to all applicable laws and regulations of any public authority affecting the Premises and the use. Notwithstanding the foregoing, Tenant shall not be obligated at its expense to comply with any laws, ordinances, orders and regulations (including regulations of Landlord's insurance companies) which require any changes in or to the Premises or the Building unless the same are made necessary by any act or work performed by Tenant or by the particular nature of Tenant's business or the particular manner of Tenant's use of the Premises; all other changes shall be the sole responsibility of Landlord.

4.2.2 Refrain from any activity that would make it impossible to insure the Premises against casualty, would increase the insurance rate, or would prevent Landlord from taking advantage of any ruling of the Oregon Insurance Rating Bureau, or its successor, allowing Landlord to obtain reduced premium rates for long-term fire insurance policies, unless Tenant pays the additional cost of the insurance.

4.2.3 Refrain from any use that would be reasonably offensive to other tenants or owners or users of neighboring Premises or that would tend to create a nuisance or damage the reputation of the Premises.

4.2.4 Refrain from loading the electrical system or floors beyond the point considered safe by a competent engineer or architect selected by Landlord.

4.2.5 Refrain from making any marks on or attaching any sign, insignia, antenna, aerial, or other device to the exterior or interior walls, windows, or roof of the Premises without the written consent of Landlord.

5. **REPAIRS AND MAINTENANCE.**

5.1 Landlord's Obligation. The following shall be the responsibility of Landlord:

5.1.1 Repairs and maintenance of the roof and gutters, exterior walls (including painting), bearing walls, structural members, floor slabs, and foundation.

5.1.2 Repair and maintenance of the public and common areas of the Building in good order and condition consistent with the operation and maintenance of a first-class office building in Portland, Oregon, including but not limited to maintenance and repair of sidewalks, driveways, curbs, parking areas, and areas used in common by Tenant and Landlord or tenants of other portions of the Building.

5.1.3 Repair and maintenance of exterior water, sewage, gas, and electrical services up to the point of entry to the Premises.

5.1.4 Maintenance, repair and replacement of all heating, ventilation, and air conditioning systems that serve the Premises.

5.1.5 Repair of interior walls, ceilings, doors, windows, and related hardware, light fixtures, switches, and wiring and plumbing from the point of entry to the Premises.

5.1.6 All other repairs to the Premises which Tenant is not required to make under Section 5.2.

5.2 Tenant's Obligations. The following shall be the responsibility of Tenant:

5.2.1 Any repairs necessitated by the negligence of Tenant, its agents, employees, and invitees, except as provided in Section 8.2 dealing with waiver of subrogation, but including repairs that would otherwise be the responsibility of Landlord under Section 5.1.

5.2.2 Any repairs or alterations required under Tenant's obligation to comply with laws and regulations as set forth in Section 4.2.1.

5.3 Landlord's Interference with Tenant. In performing any repairs, replacements, alterations, or other work performed on or around the Premises, Landlord shall not cause unreasonable interference with use of the Premises by Tenant, and to the extent possible, such work shall be done after normal business hours. Tenant's obligations for Rent due hereunder shall be abated to the extent the Premises are untenantable if Landlord, for any reason, fails to commence within five (5) business days and thereafter to diligently proceed to complete any repairs required to be made by Landlord under this Lease.

5.4 Tenant's Interference with Other Tenants. In performing any repairs, replacements, alterations, or other work performed on or around the Premises, Tenant shall not cause unreasonable interference with use of the Building by other tenants, and to the extent possible, such work shall be done after normal business hours.

5.5 Reimbursement for Repairs Assumed. If either party fails or refuses to make repairs that are required by this Section 5, the other party may make the repairs and charge the actual costs of repairs to the defaulting party. Such expenditures by Landlord shall be reimbursed by Tenant on demand, together with interest at the rate of ten percent (10%) per annum from the date of expenditure. Such expenditures by Tenant, together with interest at the rate of ten percent (10%) per annum from the date of expenditure, may be deducted from rent and other payments subsequently becoming due, or at Tenant's election, collected directly from Landlord. Except in an emergency creating an immediate risk of personal injury or property damage, neither party may perform repairs which are the obligation of the other party and charge the defaulting party for the resulting expense unless at least ten (10) days before work is commenced, the defaulting party is given notice in writing outlining with reasonable particularity the repairs required, and the defaulting party fails within that time to initiate such repairs in good faith.

5.6 Inspection of Premises. Landlord shall have the right to inspect the Premises at any reasonable time or times to determine the necessity of repair. Whether or not such inspection is made, the duty of Landlord to make repairs shall not mature until a reasonable time after Landlord has received written notice from Tenant of the repairs that are required.

6. ENVIRONMENTAL MATTERS.

6.1 Definitions. For purposes of this Section 6, the term "Hazardous Substance" means any substance, material or waste, including oil or petroleum products or their derivatives, solvents, PCB's, explosive substances, asbestos, radioactive materials or waste, and any other toxic, ignitable, reactive, corrosive, contaminating or pollution materials which are now or in the future subject to any governmental regulation; the term "Hazardous Substance Laws" means all federal, state and local laws, ordinances, regulations and standards relating to the use, analysis, production, storage, sale, disposal or transportation of any Hazardous Substance.

6.2 Tenant Compliance With Hazardous Substance Laws. Tenant shall not cause or permit any Hazardous Substance to be spilled, leaked, disposed of, or otherwise released on or under the Premises. Tenant may use or otherwise handle on the Premises only those Hazardous Substances typically used or sold in the prudent and safe operation of the business specified in Section 4.1. Tenant may store such Hazardous Substances on the Premises only in quantities necessary to satisfy Tenant's reasonably anticipated needs. Tenant shall comply with all Hazardous Substance Laws and exercise care in the use, handling, and storage of Hazardous Substances and shall take all practicable measures to minimize the quantity and toxicity of Hazardous Substances used, handled, or stored on the Premises. Upon the expiration or termination of this Lease, Tenant shall remove all Hazardous Substances brought onto the Premises by the Tenant from the Premises.

6.3 Representation and Warranties. Landlord represents and warrants to Tenant that, to the best of Landlord's actual knowledge, as of the commencement of this Lease (or when Tenant takes possession of the Premises, whichever is later), the Premises and the tract of land owned by Landlord under and surrounding the Premises, including, without limitation, all groundwater and all other substances therein (the "Landlord's Real Property") were free of Hazardous Substances and in compliance with all Hazardous Substance Laws except as set forth in those certain environmental reports issued by Northwest Consultants of Oregon dated February 9, 1993 and March 13, 1994, and that certain report issued by PBS Environmental dated April, 1995.

6.4 Indemnification by Tenant. Tenant shall indemnify, defend (with counsel selected by Landlord) and hold Landlord and its officers, employees and agents harmless from any claims, judgments, damages, penalties, fines, costs, liabilities (including sums paid in settlement of claims) or loss, including but not limited to, attorneys' fees, consultant fees, and expert fees which arise during or after the Lease term as a result of contamination by Hazardous Substances as a result of Tenant's use or activities on the Premises. This indemnification of Landlord by Tenant shall include, without limitation, all costs incurred in connection with any investigation of site conditions or any cleanup, remedial, removal or restoration work required by any federal, state, or local governmental agency or political subdivision because of Hazardous Substances present in the soil and ground water on or under the Premises.

6.5 Indemnification by Landlord. Landlord shall indemnify, defend (with counsel selected by Tenant) and hold Tenant and its officers, employees and agents harmless from any claims, judgments, damages, penalties, fines, costs, liabilities (including sums paid in settlement of claims) or loss, including but not limited to, attorneys' fees, consultant fees, and expert fees which arise during or after the term of this Lease as a result of (a) contamination by Hazardous Substances existing on the Premises as of the date of commencement of this Lease, (b) the inaccuracy of any of the representations and warranties set forth in Section 6.3 of this Lease, or (c) the presence or suspected presence of Hazardous Substances in, on or under the

Landlord's Real Property, that are present as a result of the conduct of Landlord, its officers, employees or agents.

6.6 Scope of Indemnification. Without limiting the generality of the foregoing, the indemnification provided by Section 6.4 and Section 6.5 shall specifically cover costs incurred in connection with any investigation of site conditions or any cleanup, remedial removal or restoration work required by any federal, state, or local governmental agency or political subdivision because of the presence or suspected presence of Hazardous Substances in, on or under the Landlord's Real Property.

6.7 Notification. Each party shall give written notice to the other within three (3) business days after the date on which the party learns or first has reason to believe that:

(a) there has or will come to be located on or about the Landlord's Real Property any Hazardous Substance;

(b) a release, discharge or emission of a Hazardous Substance has occurred on or about the Landlord's Real Property;

(c) an enforcement, cleanup, removal or other governmental or regulatory action has been threatened or commenced against the party or with respect to the Premises pursuant to any Hazardous Substance Laws;

(d) a claim has been made or threatened by any person or entity against the party or the Landlord's Real Property on account of an alleged loss or bodily injury claimed to result from the alleged presence or release on the Premises of a Hazardous Substance; or

(e) a report, notice, or complaint has been made to or filed with a governmental agency concerning the presence, use or disposal of any Hazardous Substance on the Landlord's Real Property. Any such notice shall be accompanied by copies of any such claim, report, complaint, notice, warning or other communication that is in the possession of or is reasonably available to the party.

6.8 Cleanup Activity.

6.8.1 If during the term of this Lease any remedial action is necessary to cleanup any environmental contamination of Landlord's Real Property (the "Cleanup Activity"), unless such contamination is attributable to the conduct of Tenant, its officer, employees or agents, Landlord shall proceed with reasonable diligence to complete the Cleanup Activity as promptly as possible. Prior to commencing the Cleanup Activity, Landlord shall provide Tenant with copies of any environmental reports or audits pertaining to the contamination together with a written explanation describing (in layman's terms) how the Cleanup Activity will be conducted. In conducting the Cleanup Activity, the Landlord shall take all steps reasonably possible to ensure the protection and safety of Tenant's employees, guests and invitees and to minimize the impact on Tenant's business operations. If any portion of the Premises shall become unavailable to Tenant as a result of the Cleanup Activity, Tenant shall receive an appropriate abatement of rent. Landlord shall also compensate Tenant for any business loss or any increase in operation costs suffered by Tenant as a result of the Cleanup Activity. If Landlord fails to proceed with reasonable diligence top complete the Cleanup Activity, Tenant shall have the right, but no the obligation, to carry out the Cleanup Activity, and to recover all of the costs and expenses thereof from Landlord as a set off against payment of rent under this Lease. The rights and obligations of the parties set forth in this Section 6 shall be in addition to those rights and obligations set forth elsewhere in this Lease.

6.8.2 If the presence of any Hazardous Substances on the Premises caused by Tenant results in any contamination of the Premises, Tenant shall promptly take all actions at its sole expense as are necessary to return the Premises to the condition existing prior to the release of any such Hazardous Substances, provided that Landlord's approval of such Cleanup Activity shall be first obtained, which approval shall not be unreasonably withheld. Prior to commencing the Cleanup Activity, Tenant shall provide Landlord with copies of any environmental reports or audits pertaining to the contamination together with a written explanation describing (in layman's terms) how the Cleanup Activity will be conducted. In conducting the Cleanup Activity, the Tenant shall take all steps reasonably possible to ensure the protection and safety of Landlord's employees, guests and invitees and to minimize the impact on Landlord's business operations. Tenant shall also compensate Landlord for any business loss or any increase in operation costs suffered by Landlord as a result of the Cleanup Activity.

6.9 Right of Offset. With respect to Tenant's obligations to pay rent under this Lease, Tenant may, upon thirty (30) days prior written notice to Landlord, offset payment of rent to Landlord for costs and expenses incurred by Tenant for any breach of Landlord's representations and warranties set forth in Section 6.3 of this Lease.

6.10 Termination of Lease. In the event of any breach of representations of Landlord under Section 6.3 of this Lease, Tenant may, upon thirty (30) days prior written notice to Landlord, terminate this Lease.

7. IMPROVEMENTS; SIGNAGE.

7.1 Installation of Tenant Improvements.

7.1.1 Tenant shall make no alterations, additions or improvements to the interior of the Premises, including wiring or plumbing, nonstructural partitioning, and painting and redecorating, without obtaining Landlord's prior written consent, which consent shall not be unreasonably withheld. Any such alterations, additions or improvements shall be installed by Tenant at its sole cost and in compliance with all laws, orders and regulations of any applicable governing body and Tenant, at its expense, shall furnish to Landlord drawings for such work to enable the Building's record drawings to be updated to reflect such changes.

7.1.2 Upon request, Tenant shall present to Landlord plans and specifications for such work at the time approval is sought. Within thirty (30) days after Tenant has submitted plans and specifications to Landlord, Landlord shall return to Tenant the plans and specifications marked "Approved", "Approved as Noted", or "Disapproved". The parties will use the same procedure to obtain Landlord's approval of previously Disapproved plans, if any. Landlord agrees not to unreasonably withhold its consent. If Landlord fails to respond to Tenant's request for approval within the thirty day period, Tenant may give notice (the "Second Notice") in writing to Landlord that if Landlord fails to comply with this Section within fifteen days (15) of receipt of the Second Notice, any plans and specifications submitted by Tenant shall be deemed approved by Landlord, and Tenant may proceed with construction of the improvements.

7.1.3 Initial Tenant Improvements. Landlord shall provide, at Landlord's expense, the following improvements to the Premises: HVAC with main supplies and returns that services the Premises only, including a separate meter, foundation reinforcement for safe/vault pursuant to the specifications previously supplied by Tenant, all required demising walls with fire-taping where sheetrocked (not sheetrocked on the interior of the Premises), rough-in standard electrical in all perimeter walls with separate meter reflecting only Tenant's electrical use, automatic teller machine ("ATM") structural preparation, rough-in plumbing, and framing of lavatory partitions. All such improvements, and all further improvements provided by the Landlord or Tenant prior to the commencement of this Lease shall be in accordance with the Work Letter attached hereto as Exhibit B.

7.2 Ownership and Removal of Tenant Improvements. All alterations, additions and improvements made by Tenant and affixed to the Premises by any means (the "Tenant Improvements") shall remain the property of Tenant for the term of the Lease and any extension of it. Upon termination or expiration of this Lease or any extension of it, Tenant shall remove all Tenant Improvements and restore the Premises to their original condition if the applicable Landlord consent so required. If the applicable Landlord's consent required removal of the improvement at the termination of the Lease and Tenant fails to remove the improvement within a reasonable period of time following termination of the Lease, it shall become the property of the Landlord.

7.3 Liens for Tenant Improvements. If Tenant makes any Tenant Improvements to the Premises, Tenant shall promptly pay all contractors and materialmen who furnished labor or materials therefor, and Tenant agrees to indemnity, defend and hold harmless Landlord and the Premises from any lien for construction labor or materials. Should any such lien be made or filed, Tenant shall bond against or discharge the same within 10 days after the lien is filed or attaches. Any such bond shall be written by a corporate surety duly qualified in the state of Oregon and be issued in accordance with Oregon law.

7.4 Exterior Signs. Tenant shall have the right, with Landlord's prior written consent, which shall not be unreasonably withheld, to place its standard signs in the interior of the Premises and on the exterior face of the Premises, including banners and window signs on the interior and exterior of the Premises ("Signs"). All Signs must meet the Design Standards for Signs on the Premises set forth on Exhibit E attached hereto and incorporated herein, relative to size, location, type and materials. Tenant shall maintain all Signs in good and clean condition and repair at all times. Any approved Sign shall continuously meet all requirements of applicable state and local statutes, ordinances, rules and regulations.

8. INSURANCE; WAIVER OF SUBROGATION.

8.1 Insurance Required. Landlord shall keep the Premises insured, at full cost replacement value excluding the value of the land, at Landlord's expense against fire and other risks covered by a standard fire insurance policy with an endorsement for extended coverage. Tenant shall carry similar insurance insuring the property of Tenant on the Premises against such risks naming Landlord as an additional insured.

8.2 Waiver of Subrogation. Neither party, nor its officers, directors, employees, agents or invitees, nor, in the case of Tenant, subtenants, shall be liable to the other party or to any insurance company (by way of subrogation or otherwise) insuring the other the other party for any loss or damage to any building, structure or other tangible property, when such loss is caused by any of the perils which are or could be insured against under a standard policy of full replacement costs insurance for fire, theft and all risk coverage, or losses under workers' compensation laws and benefits, even though such loss or damage might have been occasioned by the negligence of such party, its agents or employees (this clause shall not apply, however, to any damages causes by intentionally wrongful actions or omissions); provided, however, that if, by reason of the foregoing waiver, either party shall be unable to obtain any such insurance, such waiver shall be deemed not to have been made by such party and, provided further, that if either party shall be unable to obtain any such insurance without the payment of an additional premium therefor, then, unless the party claiming the benefit of such waiver shall agree to pay such party for the cost of such additional premium within thirty (30) days after notice setting forth such requirement and the amount of the additional premium, such waiver shall be of no force and effect between such party an d such claiming party. Each party shall use reasonable efforts to obtain such insurance from a company that does not charge an additional premium or, if that is not possible, one that charges the lowest additional premium. Each party shall give the other party notice at any time when it is unable to obtain insurance with such a waiver of subrogation without the payment of an additional premium and the foregoing waiver shall be effective until thirty (30) days after notice is given. Each party represents that its current insurance policies allow such waiver.

9. TAXES; UTILITIES.

9.1 Property Taxes. Tenant shall pay as due all taxes on its personal property located on the Premises. Tenant shall pay as due Tenant's Pro Rata Share (as defined in Section 3.4) of real property taxes and special assessments levied against the Property, but not less than 100% of the taxes assessed directly attributable to the Premises. As used herein, real property taxes includes any fee or charge relating to the ownership, use, or rental of the Premises, other than taxes on the net income of the Landlord or Tenant.

9.2 Special Assessments. If an assessment for a public improvement is made against the Premises, Landlord shall take all appropriate action to cause such assessment to be paid in the maximum number of installments permitted by law, statute or ordinance. All of the installments payable during the Lease term shall be treated the same as real property taxes.

9.3 Contest of Taxes. Tenant shall be permitted to contest the amount of tax or assessment as long as such contest is conducted in a manner that does not cause any risk that Landlord's interest in the Premises will be foreclosed for nonpayment.

9.4 Proration of Taxes. Tenant's share of real property taxes and assessments for the years in which this Lease commences or terminates shall be prorated based on the portion of the tax year that this Lease is in effect.

9.5 New Charges or Fees. If a new charge or fee relating to the ownership or use of the Premises or the receipt of rental therefrom or in lieu of property taxes is assessed or imposed, then, to the extent permitted by law, Tenant shall pay such charge or fee. Tenant, however, shall have no obligation to pay any income, profits, or franchise tax levied on the net income derived by Landlord from this Lease.

9.6 Utilities. Beginning on the Commencement Date, Tenant shall pay when due charges for HVAC and electric current used on the Premises as reflected by the separate meters servicing the Premises, as well as all telephone service used by Tenant on the Premises. If any of these utility services are furnished by Landlord, then the rates charged Tenant shall not exceed those of the local public utility company as if its services were furnished directly to provided by or through Landlord, charges to Tenant shall be comparable with prevailing rates for comparable services. If the charges are not separately metered or stated, Landlord shall apportion the charges on an equitable basis, and Tenant shall pay its apportioned share on demand.

Landlord shall furnish all other necessary services to the Premises, including but not limited to water, sewer, garbage and recycling services.

9.7 Heating, Ventilation and Air Conditioning. Landlord shall provide the Premises with a dedicated HVAC system that services the Premises only. The HVAC system shall be separately metered, and Tenant shall pay, as additional rent, the costs associated with the operation of the HVAC. Landlord shall be responsible for any maintenance, repairs or replacements to the HVAC, unless such maintenance, repair or replacement is due to the failure of Tenant to comply with Tenant's repair obligations under Section 5.2.

9.8 Interruption of Utilities. The interruption or curtailment of any service beyond Landlord's reasonable control shall not constitute constructive eviction and shall not entitle Tenant to any abatement of rent or any other claim against Landlord, except that if any interruption continues for 48 hours or more, Rent shall thereafter abate to the extent the Premises are unusable for their normal purposes.

10. DAMAGE AND DESTRUCTION.

10.1 Partial Damage. If the Premises are partly damaged and Section 10.2 does not apply, the Premises shall be repaired by Landlord at Landlord's expense. Repairs shall be accomplished with all reasonable dispatch subject to interruptions and delays from labor disputes and matters beyond the control of Landlord and shall be performed in accordance with the provisions of Section 5.3. Notwithstanding the foregoing, if any repair is reasonably estimated by Tenant to require more than 120 days to complete and the damage is sufficient to make the Premises unsuitable for the use which Tenant was then making of the Premises, Tenant may elect to terminate this Lease.

10.2 Destruction. If the Premises are destroyed or damaged such that the cost of repair exceeds 50% of the value of the structure before the damage, either party may elect to terminate this Lease as of the date of the damage or destruction by notice given to the other in writing not more than 45 days following the date of damage. In such event all rights and obligations of the parties shall cease as of the date of termination, and Tenant shall be entitled to the reimbursement of any prepaid amounts paid by Tenant and attributable to the anticipated term. If neither party elects to terminate, Landlord shall proceed to restore the Premises to substantially the same form as prior to the damage or destruction. Work shall be commenced as soon as reasonably possible and thereafter shall proceed without interruption except for stoppages on account of labor disputes and matters beyond Landlord's reasonable control.

10.3 Rent Abatement. Rent shall be abated during the repair of any damage to the extent the Premises are untenantable except that there shall be no rent abatement where the damage occurred as a result of the fault of Tenant.

10.4 Damage Late in Term. If damage or destruction to which Section 10.1 would apply occurs within one year before the end of the then-current Lease term, Tenant may elect to terminate the Lease by written notice to Landlord given within 30 days after the date of the damage.

11. **EMINENT DOMAIN.**

11.1 Partial Taking. If a portion of the Premises is condemned and Section 11.2 does not apply, the Lease shall continue on the following terms:

11.1.1 Landlord shall proceed as soon as reasonably possible to make such repairs and alterations to the Premises as are necessary to restore the remaining Premises to a condition as comparable as reasonably practicable to that existing at the time of condemnation, and Tenant shall have no claim against Landlord as a result of the condemnation.

11.1.2 After the date on which title vests in the condemning authority or an earlier date on which alterations or repairs are commenced by Landlord to restore the balance of the Premises in anticipation of taking, the rent shall be reduced in proportion to the reduction in value of the Premises as an economic unit on account of the partial taking. If the parties are unable to agree on the amount of the reduction of rent, the amount shall be determined by arbitration in the manner provided in Section 19.

11.1.3 If a portion of Landlord's property not included in the Premises is taken, and severance damages are awarded on account of the Premises, or an award is made for detriment to the Premises as a result of activity by a public body not involving a physical taking of any portion of the Premises, this shall be regarded as a partial condemnation to which

Sections 11.1 and 11.3 apply, and the rent shall be reduced to the extent of reduction in rental value of the Premises as though a portion had been physically taken.

11.2 Total Taking. If a condemning authority takes all of the Premises or a portion sufficient to render the remaining Premises reasonably unsuitable for the use that Tenant was then making of the Premises, the Lease shall terminate as of the date the title vests in the condemning authorities. The parties shall be entitled to share in the condemnation proceeds in the proportion to the values of their respective interests in the Premises.

11.3 Tenant Claim. Tenant shall be entitled to make a separate claim against the condemning authority for Tenant's monthly expenses, lost business and cost of improvements or personal property lost.

11.4 Sale in Lieu of Condemnation. Sale of all or part of the Premises to a purchaser with the power of eminent domain in the face of a threat or probability of the exercise of the power shall be treated for the purposes of this Section 11 as a taking by condemnation.

12. LIABILITY AND INDEMNITY.

12.1 Liens.

12.1.1 Except with respect to activities for which Landlord is responsible, Tenant shall pay as due all claims for work done on and for services rendered or material furnished to the Premises, and shall keep the Premises free from any liens. If Tenant fails to pay any such claims or to discharge any lien, Landlord may do so and collect the cost as additional rent. Any amount so added shall bear interest at the rate of ten percent (10%) per annum from the date expended by Landlord and shall be payable on demand. Such action by Landlord shall not constitute a waiver of any right or remedy which Landlord may have on account of Tenant's default.

12.1.2 Tenant may withhold payment of any claim in connection with a good-faith dispute over the obligation to pay, as long as Landlord's property interests are not jeopardized. If a lien is filed as a result of nonpayment, Tenant shall, within 10 days after knowledge of the filing, secure the discharge of the lien or deposit with Landlord cash or sufficient corporate surety bond or other surety satisfactory to Landlord in an amount sufficient to discharge the lien plus any costs, attorney fees, and other charges that could accrue as a result of a foreclosure or sale under the lien.

12.2 Indemnification. Tenant shall indemnify and hold Landlord harmless from any and all liability, claim, loss, cost or expense arising from a third party claim arising out of or related to any activity of Tenant on the Premises or any condition of the Premises in the possession or under the control of Tenant and which resulted in bodily injury or property damage. Landlord shall indemnify and hold Tenant harmless from any and all liability, loss, cost or expense arising from a third party claim respecting an incident which occurred within the Common Areas of the Building or Landlord's Real Property. The indemnification obligations of each party under this section shall not apply with respect to any claim for host liquor liability, as to which each party shall be responsible for obtaining their own host liquor liability insurance.

12.3 Liability Insurance. Before going into possession of the Premises, Tenant shall procure and thereafter during the term of the Lease shall continue to carry the following insurance at Tenant's cost: commercial general liability policy (occurrence version) in a responsible company with coverage for bodily injury and property damage liability, personal and advertising injury liability, and medical payment with a general aggregate limit of not less than $1,000,000 and a per occurrence limit of not less than $300,000. Such insurance shall cover all risks arising directly or indirectly out of Tenant's activities on or any, condition of the Premises. Such insurance shall protect Tenant against the claims of Landlord on account of the obligations assumed by Tenant under Section 12.2, and shall name Landlord and Landlord's general partner, Portland Community Design, as additional insureds. Certificates evidencing such insurance and bearing endorsements requiring 10 days' written notice to Landlord prior to any change or cancellation shall be furnished to Landlord prior to Tenant's occupancy of the property.

13. QUIET ENJOYMENT; MORTGAGE PRIORITY.

13.1 Landlord's Warranty. Landlord warrants that it is the owner of the Premises and has the right to lease them. Landlord will defend Tenant's right to quiet enjoyment of the Premises from the lawful claims of all persons during the Original Term of this Lease and all renewals thereof.

13.2 Mortgage Priority. The Premises are subject to mortgages given or to be given to United States National Bank of Oregon, Portland Development Commission, Livable City Housing Counsel, the Enterprise Foundation, Portland Community Design and Network for Affordable Housing as mortgagees. This Lease is conditioned upon approval by the mortgagees and upon execution by the mortgagees and Tenant of an attornment and nondisturbance agreement under which the mortgagees agree that upon foreclosure of any of the mortgages this Lease will remain in effect according to its terms and Tenant's possession will not be disturbed as long as Tenant is in compliance with this Lease.

13.3 Estoppel Certificate. Either party will, within 20 days after notice from the other, execute and deliver to the other party a certificate stating whether or not this Lease has been modified and is in full force and effect and specifying any modifications or alleged breaches by the other party. The certificate shall also state the amount of any security deposit or prepaid rent. Failure to deliver the certificate within the specified time shall be conclusive upon the party from whom the certificate was requested that the Lease is in full force and effect and has not been modified except as represented in the notice requiring the certificate.

14. ASSIGNMENT AND SUBLETTING.

Tenant shall not sublet or assign all or part of the Premises without the written consent of Landlord, which consent shall not be unreasonably withheld, delayed or conditioned.

15. **DEFAULT.**

The following shall be events of default:

15.1 Default in Rent. Failure of Tenant to pay any rent or other charge within 10 days after it is due.

15.2 Default in Other Covenants. Failure of Landlord or Tenant to comply with any term or condition or fulfill any obligation of the Lease (other than the payment of rent or other charges) within 30 days after written notice by the nondefaulting party specifying the nature of the default with reasonable particularity. If the default is of such a nature that it cannot be completely remedied within the 30 day period, this provision shall be complied with if the defaulting party begins correction of the default within the 30 day period and thereafter proceeds with reasonable diligence and in good faith to effect the remedy as soon as practicable.

15.3 Insolvency. Insolvency of Tenant; an assignment by Tenant for the benefit of creditors; the filing by Tenant of a voluntary petition in bankruptcy; an adjudication that Tenant is bankrupt or the appointment of receiver of the properties of Tenant; the filing of any involuntary petition of bankruptcy and failure of Tenant to secure a dismissal of the petition within 60 days after filing; attachment of or the levying of execution on the Leasehold interest and failure of Tenant to secure discharge of the attachment or release of the levy of execution within 30 days shall constitute a default. If the Lease has been assigned, the events of default so specified shall apply only with respect to the one then exercising the rights of the Tenant under the Lease.

15.4 Abandonment. Failure of Tenant for thirty (30) days or more to occupy the Premises for one or more of the purposes permitted under this Lease, unless such failure is excused under other provisions of this Lease.

16. **REMEDIES ON DEFAULT.**

16.1 Termination. In the event of a default continuing beyond any applicable cure period the Lease may be terminated by written notice to the defaulting party. If the Lease is terminated by Landlord, Landlord shall be entitled to recover damages from Tenant for the default, and Landlord may reenter, take possession of the Premises, and remove any persons or property by legal action and without having accepted a surrender.

16.2 Reletting. Following reentry or abandonment, Landlord may relet the Premises and in that connection may make any suitable alterations or refurbish the Premises, or both, or change the character or use of the Premises, but Landlord shall not be required to relet for any use or purpose other than that specified in the Lease or which landlord may reasonably consider injurious to the Premises, or to any tenant that Landlord may reasonably consider objectionable. Landlord may relet all or part of the Premises, alone or in conjunction with other properties, for a term longer or shorter than the term of this Lease, upon any reasonable terms and conditions, including the granting of some rent-free occupancy or other rent concession.

16.3 Damages. In the event of termination or retaking of possession following default, Landlord shall be entitled to recover immediately, without waiting until the due date of any future rent or until the date fixed for expiration of the Lease term, the following amounts as damages:

(a) The loss of rental from the date of default until a new tenant is, or with the exercise of reasonable efforts could have been, secured and paying rent.

(b) The reasonable costs of reentry and reletting including without limitation the cost of any cleanup, refurbishing, removal of Tenant's property and fixtures, costs incurred under Section 16.5, or any other expense occasioned by Tenant's default including but not limited to, any remodeling or repair costs, attorney fees, court costs, broker commissions, and advertising costs.

(c) Any excess of the value of the rent and all of Tenant's other obligations under this Lease over the reasonable rental value of the Premises for the period commencing on the earlier of the date of trial or the date the Premises are relet, and continuing through the end of the term. The present value of future amounts will be computed using a discount rate equal to the prime loan rate of major Oregon banks in effect on the date of trial.

16.4 Right To Sue More Than Once. Landlord may sue periodically to recover damages during the period corresponding to the remainder of the Lease term, and no action for damages shall bar a later action for damages subsequently accruing.

16.5 Landlord's Right to Cure Defaults. If Tenant fails to perform any obligation under this Lease, Landlord shall have the option to do so after 30 days' written notice to Tenant. All of Landlord's expenditures to correct the default shall be reimbursed by Tenant on demand with interest at the rate of nine percent (9%) annum from the date of expenditure by Landlord. Such action by Landlord shall not waive any other remedies available to Landlord because of the default.

16.6 Remedies Cumulative. The foregoing remedies shall be in addition to and shall not exclude any other remedy available to Landlord under applicable law.

16.7 Notwithstanding any other provisions contained in this Lease, in the event that (a) Tenant or its successors or assigns shall become insolvent or bankrupt, or if it or their interests shall be levied upon or sold under execution or other legal process, or (b) the depository institution ~~the~~ operating on the Premises is closed, or is taken over by any depository institution supervisory authority ("Authority"), Landlord may, in either such event, terminate this Lease only with the concurrence of any Receiver or Liquidator appointed by such Authority; provided, that in the event this Lease is terminated by the Receiver or Liquidator, the maximum claim of Landlord for rent, damages, or indemnity for injury resulting from the termination, rejection, or abandonment of the unexpired Lease shall by law in no event be greater than an amount equal to all accrued and unpaid rent to the date of termination.

17. SURRENDER AT EXPIRATION.

17.1 Condition of Premises. Subject to the provisions of Section 10 herein, upon expiration of the Lease term or earlier termination on account of default, Tenant shall deliver all keys to Landlord and surrender the Premises in first class condition and broom clean, reasonable wear and tear excepted. Alterations constructed by Tenant with permission from Landlord shall not be removed or restored to the original condition unless the terms of permission for the alteration so require.

17.2 Fixtures.

17.2.1 Tenant shall remove all fixtures placed upon the Premises during the term, other than Tenant's trade fixtures, if the Landlord's applicable consent referenced in Section 7 so requires, and shall repair any physical damage resulting from the removal (excluding any initial tenant improvements referenced in Section 7). If Tenant fails to remove such fixtures, Landlord may do so and charge the cost to Tenant with interest at the legal rate from the date of expenditure.

17.2.2 Prior to expiration or other termination of the Lease term Tenant shall remove all furnishings, furniture, and trade fixtures that remain its property. If Tenant fails to do so, this shall be an abandonment of the property, and Landlord may retain the property and all rights of Tenant with respect to it shall cease or, by notice in writing given to Tenant within 20 days after removal was required, Landlord may elect to hold Tenant to its obligation of removal. If Landlord elects to require Tenant to remove, Landlord may effect a removal and place the property in public storage for Tenant's account. Tenant shall be liable to Landlord for the cost of removal, transportation to storage, and storage, with interest at the legal rate on all such expenses from the date of expenditure by Landlord.

17.2.3 Tenant's trade fixtures shall include, but are not limited to, the following items: automatic teller machines, safe, safe deposit boxes, vault (not including the cement or other walls which surround the vault), vault door, vault ventilator, counter and gate fixtures, and night depository.

17.3 Holdover.

17.3.1 If Tenant does not vacate the Premises at the time required, Landlord shall have the option to treat Tenant from month to month, subject to all of the provisions of this Lease except the provisions for term and renewal and at a rental rate equal to 125 percent of the rent last paid by Tenant during the original term, or to eject Tenant from the Premises and recover damages caused by wrongful holdover. Failure of Tenant to remove fixtures, furniture, furnishings, or trade fixtures that Tenant is required to remove under this Lease shall constitute a failure to vacate to which this section shall apply if the property not removed will substantially interfere with occupancy by Landlord for any purpose including preparation for a new tenant.

17.3.2 If a month-to-month tenancy results from a holdover by Tenant under this Section 17.3, the tenancy shall be terminable at the end of any monthly rental period on written notice from Landlord given not less than 10 days prior to the termination date which shall be specified in the notice. Tenant waives any notice that would otherwise be provided by law with respect to a month-to-month tenancy.

18. MISCELLANEOUS.

18.1 Regulatory Approval. Tenant's obligations hereunder are contingent upon obtaining approval by all necessary governmental authorities, including but not limited to the Federal Deposit Insurance Corporation, to operate as banking corporation in Oregon. Tenant may terminate this Lease, with no liability to Landlord, if such approvals are not obtained.

18.2 No Competing Use. During the term of this Lease (including any extensions or renewals), Landlord shall not (a) execute a lease of space in the Building to a Prohibited User, and (b) consent to an assignment of a lessee's lease or a sublease of space to a Prohibited User. A "Prohibited User" is an individual or entity whose primary business is the providing of financial services in competition with Tenant.

18.3 Nonwaiver. Waiver by either party of strict performance of any provision of this Lease shall not be a waiver of or prejudice the party's right to require strict performance of the same provision in the future or of any other provision.

18.4 Attorney Fees. If suit or action is instituted in connection with any controversy arising out of this Lease, the prevailing party shall be entitled to recover in addition to costs such sum as the court or arbitrator(s) may adjudge reasonable as attorney fees at arbitration, trial, on petition for review, and on appeal.

18.5 Governing Law. This Lease will be governed by and construed in accordance with the laws of the state of Oregon.

18.6 Choice of Forum. Any claim or action arising out of or in connection with this Lease shall be brought exclusively in Multnomah County, Oregon and both parties hereby submit to the jurisdiction of those courts and consent to venue in that court for any such claims or actions. This provision shall not be construed as modifying or amending any provision of this Lease regarding the arbitration of disputes or the use of other alternative dispute resolution methods.

18.7 Notices. Any notice required or permitted under this Lease shall be given when actually delivered or 48 hours after deposited in the United States mail as certified mail addressed to the address first given in this Lease or to such other address as may be specified from time to time by either of the parties in writing.

18.8 Succession. Subject to the above-stated limitations on transfer of Tenant's interest this Lease shall be binding on and inure to the benefit of the parties and their respective successors and assigns.

18.9 Entry for Inspection. Landlord shall have the right to enter upon the Premises during normal business hours upon reasonable advance notice to determine Tenant's compliance with this Lease, to make necessary repairs to the building or to the Premises, or to show the Premises to any prospective tenant or purchaser, and in addition shall have the right, at any time during the last two months of the term of this Lease to place and maintain upon the Premises notices for leasing or selling of the Premises. Notwithstanding the foregoing, if there is an emergency creating immediate risk of personal injury or significant property damage, Landlord may enter the Premises without advance notice as long as Landlord notifies Tenant of such entry as soon as possible thereafter.

18.10 Interest on Rent and Other Charges. If Tenant fails to pay rent or any other charge due under this Lease within 10 days after it is due, Landlord may elect to impose a late charge of five cents per dollar of the overdue payment to reimburse Landlord for the costs of collecting the overdue payment. Tenant shall pay the late charge upon demand by Landlord. Landlord may levy and collect a late charge in addition to all other remedies available for Tenant's default, and collection of a late charge shall not waive the breach caused by the late payment.

18.11 Proration of Rent. In the event of commencement or termination of this Lease at a time other than the beginning or end of one of the specified rental periods, then the rent shall be prorated as of the date of commencement or termination and in the event of termination for reasons other than default, all prepaid rent shall be refunded to Tenant or paid on its account.

18.12 Time of Essence. Time is of the essence of the performance of each of Tenant's and Landlord's obligations under this Lease.

19. **ARBITRATION.**

19.1 Any claim between the parties, under this Lease or otherwise, must be determined by arbitration in Multnomah County, Oregon commenced in accordance with applicable law. All statutes of limitations which would otherwise be applicable will apply to the arbitration proceeding. There will be one arbitrator agreed upon by the parties within ten (10) days before the arbitration or, if not, selected by the administrator of the nearest American Arbitration Association (AAA) office. The arbitrator must be an attorney with at least 15 years' experience in real property law and must reside in the Portland area. Whether a claim is covered by this Lease will be determined by the arbitrator. At the request of either party made not later than 75 days after the arbitration demand, the parties agree to attempt to resolve the dispute by nonbinding mediation or evaluation or both (but without delaying the arbitration hearing date).

19.2 The arbitration must be conducted in accordance with the AAA Commercial Arbitration Rules in effect on the date hereof, as modified by this Lease. There will be no substantive motions or discovery except that the arbitrator may authorize such discovery as may be necessary to ensure a fair hearing, and discovery may not extend the time limits set forth in this Section. The arbitrator will not be bound by the rules of evidence or civil procedure.

19.3 The arbitrator must hold a private hearing within one hundred twenty (120) days after the arbitration demand; conclude the hearing within three (3) days; and render a written decision within fourteen (14) calendar days after the hearing. These time limits are not jurisdictional. In making the decision and award, the arbitrator must apply applicable substantive law and must make a brief statement of the claims determined and the award made on each claim.

19.4 Absent fraud, collusion or willful misconduct by the arbitrator, the award will be final, and judgment may be entered in any court having jurisdiction thereof. The arbitrator may award injunctive relief or any other remedy available from a judge, including the joinder of parties or consolidation of this arbitration with any other involving common issues of law or fact or which may promote judicial economy, and may award attorneys' fees and costs to the prevailing party but will not have the power to award punitive or exemplary damages.

LANDLORD:

____

TENANT: ALBINA COMMUNITY BANK

____

PROPERTY MANAGER:

____

EXHIBIT A

Legal description of the Real Property:

Lot 1, Block 2, and the West 60 feet of the North 44-27/40 feet of Lot 4, Block 1, ALBINA, in the City of Portland, County of Multnomah and State of Oregon. EXCEPTING THEREFROM the West 10 feet thereof taken for street purposes;

Parcel I:

Lots 5 and 6, Block 1, ALBINA, in the City of Portland, County of Multnomah and State of Oregon.

Parcel II:

The East 40 feet of Lots 3 and 4, Block 1, ALBINA, in the City of Portland, County of Multnomah and State of Oregon.

Parcel III:

Lot 28 and the West 33 1/3 feet of Lot 27, Block 2, ALBINA, in the City of Portland, County of Multnomah and State of Oregon.

Parcel IV:

The West 60 feet of Lot 3 and the West 60 feet of the South 7` feet of Lot 4, Block 1, EXCEPT the West 10 feet thereof taken for the widening of Union Avenue, Ordinance No. 57512, ALBINA, in the City of Portland, County of Multnomah and State of Oregon.

A-1


N E TILLAMOOK ST
N E MLK JR BLVD
EXISTING ONE-STORY COMMERCIAL BUILDING
CHILD CARE CENTER
PLAYGROUND
PROPOSED FOUR-STORY MIXED USE BUILDING
COMMERCIAL TENANTS
SHORT-TERM PARKING
N E SAN RAFAEL ST
O = Designated Bank parking spaces
SITE PLAN
ALBINA CORNER
MIXED USE PROJECT : COMMERCIAL - DAYCARE - RESIDENTIAL
OWNER - DEVELOPER : ALBINA CORNER LIMITED PARTNERSHIP
2000 N.E. Martin Luther King Jr. BLVD, PORTLAND, OREGON
Tel.. Portland Community Design, Inc. (503) 281-8011
ANDREWS ARCHITECTS
A1

EXHIBIT B

Construction of Tenant Improvements

Landlord shall proceed with due diligence to construct and complete the Building and other improvements ("Improvements"), including without limitation parking, utilities, walkways, curbing and lights and landscaping in accordance with the plans and specifications provided to Landlord. All construction shall be performed in a good workmanlike manner. Landlord may not make subsequent changes in plans and specifications which modify the size, layout or appearance of the Premises without the consent of Tenant, which consent will not be unreasonably withheld.

Landlord shall provide, at Landlord's expense, the following improvements to the Premises prior to delivery of possession to Tenant:

1. DEMISING WALLS: All required demising walls: steel-framed demising walls with sound batts and gaskets; demising walls will be fire-taped where sheetrocked; walls will not be sheetrocked on the interior of the Premises;

2. FLOORS: Trowelled concrete slab floor; foundation reinforcement for safe/vault pursuant to the specifications supplied by Tenant;

3. ELECTRICAL AND TELEPHONE: Rough-in standard electrical to the electrical panel box serving the premises, with separate meter reflecting only Tenant's electrical use; conduit to the leased Premises shall be provided for telephone service;

4. HEATING, VENTILATION AND AIR CONDITIONING: HVAC with main supplies and returns that services the Premises only, including a separate meter;

5. ATM: Automatic teller machine ("ATM") structural preparation;

6. WATER/PLUMBING: Potable water service, sanitary drainage, and rough-in plumbing; separate water meter will be provided (at Tenant's expense);

7. ENTRY/EXIT DOORS: Standard entry door to exterior envelope;

8. WINDOWS: Storefronts installed on south and west walls, without interior finish; window wall on east side completed;

The Premises and Improvements shall be deemed substantially completed and Tenant shall be given possession of the Premises when items 1 - 8 above are completed to Tenant's reasonable satisfaction.

Landlord shall deliver to Tenant promptly upon substantial completion a letter agreement executed by Landlord which specifies the date of delivery of possession of the Premises (the "Possession Date"). Prior to taking possession of the Premises, Tenant shall execute the letter agreement and deliver one fully executed duplicate to Landlord. Once fully executed the letter agreement shall automatically be incorporated into and become part of this Lease.

In the event the Premises are not constructed in a good and workmanlike manner, Tenant may reject delivery of the Premises and require that Landlord repair the defective work, or Tenant may repair the defects and offset the costs of repair.

Tenant shall fully fixture and equip the Premises with all trade fixtures, operating equipment and furniture, furnishings, floor coverings and exterior signs ("Trade Fixtures") deemed necessary or proper by Tenant for the operation of its business and shall open for business on the Premises within 60 days after delivery to Tenant of the Premises. Tenant's works shall be done in accordance with such plans and specifications as may be approved by the Landlord, which approval shall not be unreasonably withheld.

Tenant will prepare and submit to the Landlord or its architect for approval no later than March 22, 1996 complete drawings and specifications conforming to good engineering practice, including ceiling finishes, floor coverings, and other items Landlord may reasonably request. Landlord will notify Tenant within five (5) business days of its approval or of any specific changes reasonably required by Landlord. If required, Tenant shall promptly prepare and submit to the Landlord amended drawings and specifications reflecting changes requested by Landlord.

EXHIBIT C

(Commute Incentive Program)

The Commute Incentive Program will incorporate the following terms:

1. Introductory information for new employees

2. Transit information

3. Carpooling/Vanpooling information

4. Bike/Walk to work programs

5. Incentives for using alternative transportation

6. Tracking and reporting results

The Commute Incentive Program may also incorporate, without limitation, the following terms:

1. Individual subsidies;

2. Carpool subsidies;

3. Emergency Ride programs; and

4. Promotion of Commute Incentive Program.

N E MARTIN LUTHER KING JR BLVD (US 99)

EXISTING ONE-STORY COMMERCIAL BUILDING

PROPOSED FOUR-STORY MIXED USE BUILDING

SHORT-TERM PARKING

N E SAN RAFAEL ST

SITE PLAN

ALBINA CORNER

MIXED USE PROJECT ; COMMERCIAL - DAYCARE - RESIDENTIAL

OWNER - DEVELOPER : ALBINA CORNER LIMITED PARTNERSHIP

2000 N.E. Martin Luther King Jr. BLVD, PORTLAND, OREGON

Tel: Portland Community Design, Inc. (503) 281-4011

ANDREWS ARCHITECTS

13 JAN 95

A1

ALBINA CORNER COMMON AREAS

1-4-96

EXHIBIT D

EXHIBIT E

Albina Corner Tenant Signage Rules

1 Overview and General Guidelines

1.1 Sign Types

1.1.1 There are generally six types of permanent exterior signage that individual tenants at Albina Corner will be permitted to install. However, some types are mutually exclusive, so not all types of signs can be installed at one time. Additionally, tenants have the option of periodically installing one type of temporary signage. As key parts of the over-all Albina Corner approach, the designs of all types of signs are strictly controlled and subject to the approval of the commercial property manager, Portland Community Design (PCD).

1.1.2 First, *wall signs* are signs attached to walls on the designated *sign bands* of the building. Sign bands are the area so designated on figure 1. Generally, each tenant will be allowed one such sign per distinct storefront wall area fronting on that tenant's leased space. Illumination, if any, for wall signs must be either *external illumination*, or *halo effect neon*. Note: *Internally illuminated* signs are not allowed. Please see section 2.4 for further explanation of these terms.

1.1.3 As an alternative to wall signs, *neon signs* may be mounted on the inside faces of the exterior glazing of a given tenant's storefront area. Generally, each tenant will be allowed one such sign per distinct storefront wall area fronting on that tenant's leased space as an alternative to wall signs. Wall signage and neon signage may not be installed on the same building face by any one tenant. Due to its location off the main street, an exception may be made for the tenant space located at the southeast corner of the building, which will be allowed to place an exterior neon sign in the designated sign band.

1.1.4 *Fixed awning signs* are similar to wall signs except that they are mounted to the front edge of the fixed awnings which are planned along the MLK Jr. Blvd. elevation only.

1.1.5 The *blade sign* is a pedestrian-oriented sign mounted perpendicularly to the building walls, either attached directly to an exterior wall or hung from an arcade ceiling or awning.

1.1.6 *Window signage* is affixed directly to storefront glazing, either on fixed glazing, or to storefront doors. Window signage may used as a tenant's principal signage in lieu of wall signs or neon signs, or may be used as a smaller, secondary sign on the tenant door.

1.1.7 *Temporary signage*, if any, is to be mounted only on the inside surface of a tenant's lower storefront (non-clerestory) windows. Temporary signage is permitted provided it meets the following conditions: (1) that it does not exceed 15% of the square footage of exterior glazing of the tenant's portion of the facade on which the temporary signage is to be mounted, (2) that it does not obscure more than 30% of any single piece of glass (text/graphics and backing) nor 20% of any two adjacent pieces of glass, and, (3) that it is not left up for more than 15 working days sequentially and is not reinstalled, nor any other comparable (i.e. same type, size, essential message) temporary signage installed, within 30 days after its removal.

1.1.8 *Parking stall signage*, if any, is to mounted either on the face of an adjacent curb at the end of the stall, if any, or otherwise on the paving at least 1' from the nearest end of the stall. See figure 2. Only tenants with dedicated parking stalls granted in their lease may install parking lot signage.

1.2 General Restrictions

1.2.1 These guidelines govern the materials and construction, location and quantity, size limitations, illumination, and design of all types of permanent signs. Additional requirements and restrictions regarding permanent signs are governed by the City of Portland Sign Ordinances and by the Albina Community Plan Design Guidelines as applied by the Bureau of Planning to the Albina Corner project. Where more restrictive, City ordinances take precedence over the rules described herein. Please note that other restrictions may also apply. For example, all signage must comply with the requirements of the Americans with Disabilities Act.

1.2.2 All signage is to be installed and satisfactorily maintained in an as-new condition by the tenant. Installed signage which was not approved per these rules or which, in the estimation of the property manager, has deteriorated may be removed by the property manager and any costs attached thereto shall be the sole responsibility of the tenant. However, the property manager shall give 30 days written notice before proceeding with any such action.

1.2.3 All signs shall be fabricated and installed by a qualified, licensed and bonded signage contractor with at least three years experience in providing similar signage in the Portland area. All signage must have any requisite permits from the Portland Bureau of Buildings or other permitting authorities. Tenants are responsible for any permit and/or city approval fees.

1.2.4 Shop drawings are to be provided to Portland Community Design for approvals at least 21 working days prior to the proposed commencement of fabrication; PCD will respond with its comments or approval within 7 working days. PCD reserves the right to require changes at that time if it deems compliance with the relevant codes and ordinances and the intent of these guidelines has not been met.

1.2.5 All requisite engineering, such as that provided by structural and electrical consultants, are the responsibility of the Tenant. Note: Such services are usually provided by the signage contractor.

1.2.6 No third party brands, trademarks or logos (e.g.. vendor supplied signs advertising brand names, such as Coca-Cola) may be incorporated into any signage appearing on the Albina Corner building.

1.2.7 Tenant is responsible for providing needed electrical power to the sign, and repairing any damage to the building caused by the installation and removal of the sign. Such repair, including repainting, is to be to original building conditions and specifications, and is subject to the approval of the property manager.

1.2.8 No flashing or moving signs are allowed on any portion of the Albina Corner building.

1.2.9 When the terms "approved", "approvable", or "approved by" are used, said approval is by PCD unless noted otherwise.

1.2.10 No exterior sign poles are allowed.

2 Wall Signs

2.1 Materials and Construction

2.1.1 Wall signs must be constructed of a durable, corrosion-resistant exterior material with an anticipated lifespan of at least twice the term of the lease. Brushed or permanently painted metal (brass, stainless steel, or copper) is the preferred material. Properly treated wooden letters, or solid plastic may be acceptable if they are of approved durability. Foamed plastic letters are not approvable. Signs are required to be constructed so as to be, or appear to be constructed of individual letters (no background panels are permitted). Letters may be joined by a horizontal connecting and mounting structural member that does not exceed four (4) inches in height. Such a structural member must be painted to match the color of the building behind. In the case of halo effect neon signs, such a member should also be utilized as a power conduit. Please see section 2.4.

2.2 Location and Quantity

2.2.1 One fixed wall sign is allowed for each tenant on each distinct exterior building wall that the tenant's leased space adjoins (a tenant space on a corner, thus fronting on two exterior building walls would be allowed up to two wall signs). These signs shall be located within the sign bands, as indicated in figure 1. The *sign faces* shall be parallel to the adjacent property line.

2.3 Size Limitations

2.3.1 Wall signs may not be taller than 18" in height and may not be longer than 3/4 of the length of the portion of the sign band on a given building face fronting on that tenant's leased space.

2.3.2 Signs may not extend horizontally into areas of the sign band that are within twelve (12) inches of the interior walls denoting the end of that tenant's leased space. See figure 3.

2.4 Illumination

2.4.1 *Internally illuminated* signs (i.e. metal boxes with acrylic fronts and internal fluorescent tubes) are not permitted.

2.4.2 External illumination: For *external illumination*, where a light fixture is mounted so as to cast light upon the sign, the allowable fixture is the USI-Columbia Model SOD-5 lamped with 430ma Slimlines. The fixture must be mounted using the integral mounting arms and manufacturer supplied ballasts hidden within the tenant space, for example within the ceiling plenum. Fixtures must be mounted at the top of the sign band and be aimed downward onto the sign, so that light source is not directly visible from residential windows above. See figure 1.

2.4.3 Halo effect neon: This type of illumination, where neon tubes are placed within fabricated, hollow metal letters that are mounted off the face of the building wall, is the desired form of illumination for wall signs. Cold cathode lighting, in addition to neon, is allowed for this type of illumination. The face of the letters facing towards the building are open and allow a "halo" of light to surround the individual letters. The sides and front faces of the letters must completely shield the light tubes from view. Letters may be joined by a structural and power carrying conduit. As with neon lighting, transformers and other electrical parts should be hidden within the tenant space, for example within the ceiling plenum.

2.5 Design

2.5.1 In keeping with the historically sensitive architecture of Albina Corner, bold, block letters (e.g. Helvetica type face) are discouraged. Lively script and decorative fonts are encouraged. An exception can be made for letters that are associated with an established tenant's logo.

3 Neon Signs

3.1 Materials and Construction

3.1.1 Transformer and connection boxes should be located out of sight within the tenant space (for example within the ceiling plenum, allowing for a minimum of attachments and visible parts to the building exterior.

3.2 Location and Quantity

3.2.1 One neon sign is allowed for each tenant on each distinct storefront wall area fronting on that tenant's leased space as an alternative to a wall sign. These shall be located in the upper third of the main storefront windows; they may not be placed behind the clerestories themselves. The *sign faces* shall be parallel to the window that the sign is installed behind.

3.3 **Size Limitations**

3.3.1 A neon sign may not encompass an area greater than 30% of the portion of storefront glazing behind which it is mounted. Neon signs may not be wider than one piece of storefront glazing nor pass behind a mullion separating two pieces of said glazing.

3.4 **Illumination**

3.4.1 Cold cathode lighting is not allowed.

3.5 **Design**

3.5.1 In keeping with the historically sensitive architecture of Albina Corner, bold, block letters (e.g. Helvetica type face) are discouraged. Lively script and decorative fonts are encouraged. An exception can be made for letters that are associated with an established tenant's logo. Images and symbols are also encouraged.

4 Fixed Awning Signs

4.1 **Materials & Construction**

4.1.1 Upon approval, awning signs may be painted on the awning fascia. Alternately, fixed awning signage may be constructed with materials and restrictions similar to those of wall signs, and mounted on the awning fascia.

4.2 **Location and Quantity**

4.2.1 One fixed awning sign is allowed for each tenant facing onto NE MLK Jr. Blvd. These shall be located on the front face of the fixed awnings along MLK Jr. Blvd. only. The *sign faces* are thus to be parallel to the property line.

4.3 **Size Limitations**

4.3.1 Fixed Awning Signs may not be taller than 3/4 of the height of the front edge of the fixed awnings nor wider than 3/4 of the total length of a the fixed awning where the sign is to be mounted. In addition, fixed awning signs may not extend horizontally within twelve (12) inches of the interior walls denoting the end of that tenant's leased space.

4.4 **Illumination**

4.4.1 The particular location of signage on the hard awnings fronting NE MLK Jr. Blvd. preclude them from having external illumination. There should be sufficient ambient light from street lighting for these signs.

4.5 Design

4.5.1 In keeping with the historically sensitive architecture of Albina Corner, bold, block letters (e.g. Helvetica type face) are discouraged. Lively script and decorative fonts are encouraged. An exception can be made for letters that are associated with an established tenant's logo.

5 Blade Signs

5.1 Materials & Construction

5.1.1 Blade signs must be constructed of a durable, corrosion-resistant exterior material with an anticipated lifespan of at least twice the term of the lease. Brushed or permanently painted metal (brass, stainless steel, or copper) is the preferred material. Properly treated wooden signs, or solid plastic may be acceptable if they are of approved durability. Foamed plastic signs are not approvable. Mounting brackets, constructed of satin or polished brass (or bronze), wrought iron, or metal painted to match the adjacent building drip edge, should be integrated into the over-all design of the sign, and be professionally mounted to the building or awning, with escutcheon plates utilized as required to present a neat appearance.

5.2 Location and Quantity

5.2.1 One blade sign is permitted to be located adjacent to the principal entry door for each tenant, or group of tenants in the case of a master lease and sub-tenants. In the case of a master lease, only one blade sign is allowed: tenants who share sign costs may have their name listed on a single blade sign at the common entry door with the master lease holder listed first.

5.2.2 For wall mounted locations, blade signs should be fastened along the vertical center line of the building pilaster adjacent to the entry, unless that pilaster contains an exterior building light, as is the case for some pilasters along NE MLK Jr. Blvd. In this case, the blade sign should be located along the vertical center line of the next available pilaster that adjoins the tenant space. Where tenants occupy only one building bay, and such placement puts adjacent tenant's signs in conflict, PCD may allow other locations.

5.2.3 For awning mounted locations, the blade signs can be suspended from the awning above tenant's entry door.

5.2.4 For shared tenancies, one blade sign may be used to list two or more tenants using a common doorway with the master lease holder listed first.

5.3 Size Limitations

5.3.1 Wall mounted blade signs: Maximum square footage: Four (4) square feet. Maximum projection from wall (including supports): 10" if vertical in aspect, 42" if horizontal in aspect.
Note: Projecting signage must comply with restrictions in the Americans with Disabilities Act.

5.3.2 Awning or ceiling mounted blade signs: Maximum square footage: Four (4) square feet. Maximum projection from ceiling (including hangers): 12".

5.3.3 Variety of signage is encouraged. The above restrictions are not intended to necessarily produce rectangular signs. The projection limits may be exceeded to allow for unusual shapes (e.g. tenant logos), provided the total square footage remains under 4 square feet. Note: The signs must still comply with the restrictions on placement and projection stated in the Americans with Disabilities Act.

5.4 Illumination

5.41 Only awning- or ceiling-mounted blade signs may be illuminated with dedicated lighting. One fixture is allowed for each side of the sign, to be mounted on the underside of the ceiling or wall holding the sign: Lumiere Design & Manufacturing model #806 lamped with one 120v/50w/PAR 20/H/NFL. Fixtures are to be mounted using matching mounting hardware approximately 6' feet horizontally from the sign to be illuminated.

5.5 Design

5.5.1 In keeping with the historically sensitive architecture of Albina Corner, bold, block letters (e.g. Helvetica type face) are discouraged. Lively script and decorative fonts are encouraged. An exception can be made for letters that are associated with an established tenant's logo.

6 Window Signage

6.1 Materials & Construction

6.1.1 Professionally painted, screened, or vinyl die-cut letters mounted to the inside face of the glass are permitted. Other methods may be permissible subject to approval.

6.2 Location and Quantity

6.2.1 For window signage used as principal signage: One sign is allowed for each tenant on each distinct exterior building wall that the tenant's leased space adjoins (a tenant space on a corner, thus fronting on two exterior building walls would be allowed up to two wall signs). These signs will be located on the lower storefront glass panels (not the clerestory).

6.2.2 For window signage used when wall or neon signs are used as principal signage: One per principal entry door, located in the upper half of the tenant door.

6.3 Size Limitations

6.3.1 For window signage used as principal signage: The same restrictions as for neon signs if the proposed signage is generally opaque in nature. If the opaque portions of the signage is less than 25% of the over-all area covered by the sign, as determined by its greatest width times its greatest length (e.g. as would be the case with separate, gold leaf letters), then the signage can expand to a maximum of 75% of the total glass panel that it is placed on.

6.3.2 For window signage used when wall or neon signs are used as principal signage: Not to exceed 2' x 2' in over-all height and width dimensions.

6.3.3 Variety of signage is encouraged. The above restrictions are not intended to necessarily produce rectangular signs. The projection limits may be exceeded to allow for unusual shapes (e.g. tenant logos), provided the total square footage remains under the designated limits.

6.3.4 Care should be taken to size and locate the window signs so as not to obstruct the view of passersby into tenant show windows.

6.4 Illumination

6.4.1 With the exception of normal interior storefront window display lighting, no illumination of window signage is permissible.

6.5 Design

6.5.1 In keeping with the historically sensitive architecture of Albina Corner, bold, block letters (e.g. Helvetica type face) are discouraged. Lively script and decorative fonts are encouraged. An exception can be made for letters that are associated with an established tenant's logo.

6.5.2 Traditional gold leaf type lettering is encouraged.

7 Temporary Signage

7.1 Materials & Construction

7.1.1 Materials may be of painted or printed paper or vinyl die-cut letters, which may be mounted directly to the glass or onto suitable backing material, such as "Sintra" Board. The method by which paper or boards are mounted to the glass should be neat and of professional appearance. Pennants, flags, or banners done in a professional manner and suspended behind the glass are also approvable. In some instances, pennants, flags, bunting, or banners may be approvable for exterior locations.

7.2 Location and Quantity

7.2.1 See section 1.1.5.

7.3 Size Limitations

7.3.1 See section 1.1.5.

7.4 Illumination

7.4.1 With the exception of normal interior storefront window display lighting, no illumination of window signage is permissible.

7.5 Design

7.5.1 In keeping with the historically sensitive architecture of Albina Corner, bold, block letters (e.g. Helvetica type face) are discouraged. Lively script and decorative fonts are encouraged. An exception can be made for letters that are associated with an established tenant's logo. Images and symbols are also encouraged.

7.5.2 Temporary signage should be constructed in such a manner as to create a professional appearance.

8 Parking Space Signage

8.1 Materials & Construction

8.1.1 Signs are to be painted directly onto parking lot asphalt, or curbs where applicable, using synthetic rubber traffic paint in white color only. Acceptable manufacturers and numbers include Miller S-260 and Rodda 671.

8.2 Location and Quantity

8.2.1 One painted sign per parking stall, centered in stall and at least 1′ into the stall as shown in Figure 2.

8.3 Size Limitations

8.3.1 Maximum 3″ high for curb signage, or 8″ high for horizontal signage, x 2′ less than the parking stall width.

8.4 Illumination

8.4.1 Parking stall signage shall not be illuminated.

8.5 Design

8.5.1 In keeping with the historically sensitive architecture of Albina Corner, bold, block letters (e.g. Helvetica type face) are discouraged. Lively script and decorative fonts are encouraged. An exception can be made for letters that are associated with an established tenant's logo. Images and symbols are also encouraged.

8.5.2 Parking stall signage should be applied in such a manner as to create a professional appearance.

EXHIBIT B

PARCEL I:

Lots 5 and 6, Block 1, ALBINA, in the City of Portland, County of Multnomah and State of Oregon.

PARCEL II:

The East 40 feet of Lots 3 and 4, Block 1, ALBINA, in the City of Portland, County of Multnomah and State of Oregon.

PARCEL III:

Lot 28 and the West 33 1/3 feet of Lot 27, Block 2, ALBINA, in the City of Portland, County of Multnomah and State of Oregon.

PARCEL IV:

The West 60 feet of Lot 3 and the West 60 feet of the South 7 1/2 feet of Lot 4, Block 1, EXCEPT the West 10 feet thereof taken for the widening of Union Avenue, Ordinance No. 57512, ALBINA, in the City of Portland, County of Multnomah and State of Oregon.

PARCEL V:

Lot 1, Block 2, and the West 60 feet of the North 44-27/40 feet of Lot 4, Block 1, ALBINA, in the City of Portland, County of Multnomah and State of Oregon. EXCEPTING THEREFROM the West 10 feet thereof taken for street purposes.

EXHIBIT C

ALBINA CORNER LIMITED PARTNERSHIP
Portland Community Design, Managing General Partner
2000 N.E. Martin Luther King Jr. Blvd., Portland, OR 97212
281-8011 / 281-8012 (fax)

Albina Corner Parking Management Plan

8-10-95 w/1-19-96 Addition

1. Work Week Daytime Hours (WWDH) shall be defined as Monday through Friday, except designated national holidays, between 8:00am and 5:30pm.

2. Three (3) spaces shall be permanently (i.e. 24 hours per day, 7 days per week, holidays not excepted) dedicated to commercial uses. These spaces shall be a portion of a total of thirty (30) spaces which shall be reserved for exclusive commercial tenant use during WWDH. These permanent commercial spaces shall be allocated and identified by parking lot signage as follows: one (1) space to the Albina Community Bank, one (1) space to Portland Community Design and one (1) space to a commercial tenant to be designated by Portland Community Design.

3. Commercial tenants shall have dedicated spaces during WWDH as follows:
   a. Albina Corner Bank: a maximum of ten (10) spaces,
   b. Portland Community Design and sub-tenants: a maximum of eight (8) spaces,
   c. Childcare provider: a maximum of two (2) spaces.

These spaces shall be a portion of a total of thirty (30) spaces which shall be reserved for exclusive commercial tenant use during WWDH.

4. Commercial tenant employees shall be required to move their cars out of the non-permanent commercial spaces after 5:30pm.

5. Nine (9) spaces shall be permanently (i.e. 24 hours per day, 7 days per week, holidays not excepted) dedicated to residential tenant users.

6. If the above rules are repeatedly ignored, the property managers may enforce the rules by having the offending vehicle(s) towed at the owner's expense.

7. Commercial tenants shall be required to provide an incentive plan for employees, such as the ones available through Tri-Met, to encourage the use of public or other non-automotive transportation. In order to contribute to a workable parking arrangement for all Albina Corner tenants, each commercial tenant shall ascertain on a bi-annual basis that at least one-third of their employees are not commuting by individual automobile.

8. Per permanent lender requirements, all commercial tenants will execute estoppels including the terms of this parking management plan.

9. The required handicap parking spaces are for the use of all commercial tenants.

ALBINA CORNER APARTMENTS
2000 NE MLK

First Amendment to Lease Agreement
Albina Community Bank, Tenant and Albina Corner LP, Landlord
May 1, 2003

This First Amendment to Lease Agreement ("First Amendment") is made as of the 1st day of May, 2003, Albina Community Bank, ("Tenant") and Albina Corner LP ("Landlord").

RECITALS

A. Landlord and Tenant entered into a Lease dated May 6, 1996 covering approximately 5,357 rentable square feet of sı identified as 2000 NE Martin Luther King Jr. Blvd, southwest corner of the ground floor ("Current Premises") in a building know Albina Corner Apartments located at 2002 NE Martin Luther King Jr. Blvd, Portland, Oregon ("Property").

B. Landlord and Tenant now desire to amend the Lease as modified as set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration receipt sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Additional Space. Landlord and Tenant agree to increase the Current Premises by adding approximately 3900 rentable square feet of space identified as 2030 NE Martin Luther King Jr. Blvd ("Additional Space") in the Property.

1. Term. Term of the First Amendment to the Lease for the Additional Space shall commence on June 1, 2003 and shall continue through May 30, 2006.

2. Base Rent. Base Monthly Rent for the Additional Space only shall be as follows:

Base Monthly Rent Schedule

From	To	Monthly Rent	Annual Rent
6/1/03	11/1/03	$0	$0
12/01/03	5/30/04	$3,331.25	$19,987.50
6/01/04	5/30/05	$3,412.50	$40,950.00
6/1/05	5/30/06	$3,493.75	$41,925.00

3. Operating Expenses. In addition to Tenant's obligation under Section 3 of the Lease related to Project Operating Costs for the Current Premises, Tenant, in accordance with the terms and conditions of the Lease, shall pay its proportionate share of expenses for the Additional Space as defined in the Lease.

4. Tenant Improvements. Landlord has agreed to provide the Additional Space in "As Is" condition, clean and free of debris. Except for the Free Rent Concession ("Concession") outlined above, no improvement allowance shall be provided. Improvements to the Additional Space will be at the sole cost of the Tenant. All of the improvements shall be solely for the real estate improvements to the Premises, including the cost for permits, design, working drawings and documents and construction management services. Landlord must approve any alterations to the Premises in advance. Landlord approval shall not be unreasonably withheld.

5. Use. The Premises will be used for banking purposes. With prior consent by Landlord approval may be granted for other than purposes set forth. Landlords approval will not be unreasonably withheld.

6. Parking. Three additional parking spaces will be reserved and specifically marked for business hours use exclusively for Tenant. Parking requirements, guidelines and information are defined further in the Lease.

First Amendment to Lease Agreement
Albina Community Bank, Tenant and Albina Corner LP, Landlord
May 1, 2003

Early Termination. Tenant shall have an option to terminate this First Amendment to the Lease beginning with the 24th month of the Term by notifying Landlord 120 days in advance of Tenants intent to vacate.

7. Option to Renew. Tenant shall have an option to renew this First Amendment to the lease for one additional Term or portions thereof at then current market rates.

8. First Right of Refusal. Landlord hereby grants Tenant a First Right of Refusal on additional space which may come available on the first floor of the Property for the remaining term of the Lease and this First Amendment.

9. Confirmation. Except as modified herein, the Lease is unmodified and in full force and effect. All the terms and conditions of the Lease shall apply to the First Amendment. If any conflict between the Lease and this First Amendment to the Lease shall arise, this First Amendment to the Lease shall govern.

10. Severability. If any provisions of this Amendment shall be held to be invalid, such holding shall not in any way whatsoever affect the validity of the remainder of this First Amendment or the Lease.

11. Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be deemed to be a duplicated original, but all of which, taken together, shall be deemed to constitute a single instrument.

WHEREFORE THE PARTIES hereto have executed this Amendment as of the day, month and year first written above.

TENANT:

ALBINA COMMUNITY BANK
By: [signature]
Name: Bob McKean
Title: President/CEO
Date: 4/30/03

LANDLORD:

ALBINA CORNER LP
By: [signature]
Name: Rebecca Crew
Title: Senior Property Manager/Albina Corner LP
Date: 4/30/03

Blank



SECOND AMENDMENT TO LEASE AGREEMENT

This Second Amendment to Lease Agreements (Second Amendment) is made as of 9/28/04 between Albina Corner LP (Landlord) and Albina Community Bank (Tenant).

RECITALS

A. Landlord and Tenant entered into a Lease dated May 6, 1996 covering approx. 5357 rentable square feet of space identified as 2000 NE Martin Luther King Jr. Blvd., southwest corner of the ground floor (Current Premises) in a building known as Albina Corner Apartments located at 409 NE San Raphael, Portland, OR (Property).

B. Subsequently, approximately June 12, 1997 the original lease was amended to include approximately 496 square feet of rentable space for a total of 5,853 SF of leased premises.

C. Effective May 1, 2003 the Landlord and Tenant the First Amendment to the Lease Agreement to include an additional approximate 3900 square feet of leased premises.

D. The Landlord and Tenant now desire to amend all documents as follows:

AGREEMENT

The parties hereby agree to:

1. Change the lease year on the original lease to be consistent with First Amendment Lease Year. Effective this date, the lease year for documents A. B. and C. above shall run June 1 through May 31.

2. The term of this Second Amendment shall continue through May 31, 2006.

3. Base Rent. Rent Escalation shall no longer be based on percentage change in the CPI. Base Monthly Rent for all leased premises is as follows:

Leased Premises	Monthly Rent	Annual Rent	Lease Year
5853 SF	$ 5,453	$43,624	10/1/04 – 5/31/05
3900 SF	$ 3,413	$ 40,956	6/1/04 – 5/31/05
5834 SF	$ 5,617	$67,404	6/1/05 – 5/31/06
3900 SF	$ 3,494	$41,928	6/1/05 – 5/31/06

4. Additional Rent shall no longer include those items listed as 3.1.1 through 3.1.18 in the original lease, but shall include taxes and insurance as outlined below:

(a) **Tenant's Taxes.** Tenant shall be responsible for and shall pay before delinquent all taxes assessed during the Term against any leasehold or personal property of any kind owned by or placed upon or about the Premises by Tenant.

(b) **Property Taxes and Insurance.** In addition to the Rent provided in this Lease, Tenant shall pay **93.5%** of the commercial space all real property taxes levied on the, assessed or imposed during the Term upon the Property (which does not include the residential portion of the building) and **18.7%** of the costs of insurance provided for the entire building or **9753 square feet** of leased premises pursuant to Section 4(c). Tenant shall pay to Landlord an amount each month which is equal to one-twelfth of the estimated annual real property taxes and insurance. Landlord shall notify Tenant of the estimated monthly amount to be paid, and of any changes in the estimated amount, and Tenant shall pay Landlord such estimated amount at the same time as and together with Tenant's Base Rent. When the actual taxes, assessments, and insurance are determined each year, Landlord shall furnish to tenant a statement showing in reasonable detail the computation of the Tenant's share of such taxes, assessments, insurance and the charge or credit to the Tenant for any difference between the actual amount and the estimated amounts previously paid by Tenant. Any deficiency succeeding payment of Rent or other charges under the Lease. No interest or earnings shall be payable by Landlord to Tenant on any amount paid thereunder, and Landlord may commingle such payment with other funds of Landlord. If, during the Term, the voters of the state in which the Premises are located or the state legislature enacts a real property tax limitation, then any substitute taxes, in any name or form, which may be adopted to replace or supplement real property taxes shall be considered the equivalent of real property taxes for purposes of this Section 4(b). Should there be in effect during the Term any law, statute, or ordinance which levies, assesses, or imposes any tax (other than federal or state income tax) upon rents, Tenant shall pay such taxes as may be attributable to the Rents under this Lease or shall reimburse Landlord for any such taxes paid by Landlord within ten days after Landlord bills Tenant for the same.

(c) **Insurance.** During the Term, Landlord shall maintain in full force a policy or policies of fire insurance with standard extended coverage endorsements covering the building or buildings and other improvements (exclusive of Tenant's trade fixtures, tenant improvements and other property) situated on the Property. During the Term, Landlord shall maintain in full force a comprehensive liability insurance policy insuring Landlord against liability for bodily injury and property damage occurring in, on, or about the Property. Landlord shall use its reasonable efforts to secure said insurance at competitive rates.

(d) **Increases in Premium.** This lease is entered into on the basis that Tenant's occupancy will not affect the Property's classification for insurance rating purposes. If Tenant's initial intended use of the Premises results in higher insurance premiums for any buildings situated on the Property, Tenant shall pay for the increased costs of the premiums for insuring any such buildings against loss by fire with standard extended coverage endorsements during the Term. If the insurance premiums on any such buildings are increased during the Term as a result of the installation of equipment on the Premises by Tenant, by reason of Tenant maintaining certain goods or materials on the Premises by Tenant, by reason of Tenant maintaining certain goods or materials on the Premises or as a result of other use or occupancy of the Premises by Tenant, Tenant shall pay the additional cost of the insurance for any such buildings (whether or not Landlord has consented to the activity resulting in the increased insurance premiums). Tenant shall refrain from any activity in its use of the Premises which would make it impossible to insure the Premises or the buildings situated on the Property against casualty or which would increase the insurance rate of any such buildings or prevent Landlord from taking advantage of the ruling of the insurance Rating Bureau of the state in which the Premises are situated or its successors allowing Landlord to obtain reduced premium rates for long term fire insurance policies, unless Tenant pays the additional cost of the insurance. All of Tenant's electrical equipment shall be U-L approved. If Tenant installs any electrical equipment that overloads the lines in the Premises or in any such buildings, Tenant shall at its own expense make whatever changes are necessary to comply with the requirements of the insurance underwriters and governmental authorities having jurisdiction. Any insurance premiums to be paid by Tenant by reason of its initial intended use of the premises or any increase in fire insurance premiums attributable to Tenant's use or occupancy of the Premises during the Term shall be paid by Tenant to Landlord within thirty days after Landlord bills Tenant for the same.

(e) **Indemnity; Tenant's Insurance.** Tenant shall indemnify and save harmless Landlord from any and all liability, damage, expenses, attorney's fees, causes of actions, suits, claims or judgments, arising out of or connected with (i) the use, occupancy, management, or control of the Premises, (ii) any failure of Tenant to comply with the terms of this Lease, and (iii) the acts or omissions of Tenant, its agents, officers, directors, employees, or invitees; provided, however, that Tenant shall not be liable for claims caused by the sole negligence of Landlord. Tenant shall, at its own costs and expense, defend any and all suits which may be brought against Landlord either alone or in conjunction with others upon any such above mentioned cause or claim, and shall satisfy, pay, and discharge any and all judgments that may be recovered against Landlord in any such action or actions in which Landlord may be a party defendant. Tenant shall at its own expense during the Term carry in full force and effect a comprehensive public liability insurance policy, with an insurance carrier satisfactory to Landlord, naming Landlord as an additional insured, with limits of not less than $1,000,000 per occurrence, and $1,000,000 in aggregate bodily injury liability, and $1,000,000 per occurrence property damage liability, insuring against any and all liability of Tenant with respect to the Premises and under this Lease, or arising out of the maintenance, use or occupancy of the Premises. Tenant shall carry insurance which fully covers repair and replace of broken store front windows. Such policy shall provide that the insurance shall not be cancelable or modified without at lease ten (10) days prior written notice to Landlord, and shall be deemed primary and noncontributing with other insurance available to Landlord. On or before the Commencement Date, Tenant shall furnish Landlord with a certificate or other acceptable evidence that such insurance is in effect. Tenant shall also provide and maintain insurance to comply with Worker's Compensation and Employer's Liability Laws.

5. Landlord shall notify Tenant in writing approximately March of each year to advise tenant of changes to the Taxes and Insurance, which will be effective approximately April of each year.

6. <u>Option to Renew</u>. Tenant shall have an option to renew this Second Amendment to this lease for one additional Term or portions thereof at then current market rates.

7. <u>First Right of Refusal.</u> Landlord hereby grants Tenant a First right of Refusal on additional space which may come available on the first floor of the Property no later than 120 days prior to lease expiration.

8. <u>Terms and Conditions.</u> All other terms and conditions of all documents included as leased premises shall remain the same.

TENANT:

ALBINA COMMUNITY BANK:
By: ______________________
Bob McKean ,
President/CEO .

Date: 9/27/04

LANDLORD:

ALBINA CORNER LP
By: ______________________
Rebecca Crew
Senior Property Manager/Albina Corner,

Date: 9/28/04

Owner:
Albina Corner Limited Partnership,
a (n) Oregon limited partnership

By: AC Apartments LLC,
a (n) Oregon Limited Liability
Corporation, general partner

By: REACH Community Development,
Inc. an Oregon non profit
Corporation, Sole Member

By: ______________________
Title: Executive Director

Agent:
REACH Community Development, Inc.
an Oregon Corporation.
1135 SE Salmon
Portland, OR 97214

By: ______________________
Title: Senior Property Manager

RETAIL LEASE

Between

Pietka Properties, LLC
("Landlord")

And

Albina Community Bank
("Tenant")

Dated:

January 15th, 2004

SUMMARY OF FUNDAMENTAL PROVISIONS

Following is a summary of the basic provisions contained in the Lease. In the event of any conflict between any provision contained in this Summary and a provision contained in the balance of the Lease, the latter shall control.

Name of Landlord:	Pietka Properties, LLC
Address and Facsimile Number for Notices to Landlord:	3514 NE U.S. Grant Place Portland, Or 97212
	503-273-4273
Address for Rent Payments:	17305 NE 38th Circle
	Vancouver, WA
Name of Tenant and Address of Premises:	Albina Community Bank
Address and Facsimilie Number for Notices to Tenant:	2002 NE Martin Luther King Blvd Portland, Or 97212
	503-287-0447
Trade Name Under Which Tenant Will Operate at Premises:	Albina Community Bank
Business To Be Conducted By Tenant at Premises	Banking
Approximate Floor Area of Premises	696 sq ft
Lease Term	5 years with two 5 year options
Estimated Commencement Date:	March 1,2004
Base Rent:	See Section 2
Percentage Rent Rate:	N/A % of Gross Sales
Tenant's Share of Additional Rent	10.6 % of Retail Areas
	10.6 % of Building
Landlord's Broker:	None
Tenant's Broker:	None
Security Deposit:	None
Guarantor's name and address:	None

Pietka Properties, LLC

Initials: ________

Date: ________

Albina Community Bank

Initials: ________

Date: 1/15/04

Standard Form of RETAIL LEASE Adapted from PORTLAND METROPOLITAN ASSOCIATION OF BUILDING OWNERS AND MANAGERS

RETAIL LEASE

THIS LEASE is entered into this ___ day of ______ March 1 ______, 2004__, between Pietka Properties, LLC ("Landlord"), and Albina Community Bank ("Tenant").

Landlord has constructed, is constructing or will construct a building or buildings and other improvements (the "Building") on ___________ that certain property located at 4020 NE Fremont, In the City of Portland, County of Multnomah, and State of Oregon (the "Property"). 97212- zip code

Landlord hereby leases to Tenant and Tenant hereby leases from Landlord certain space on the Property consisting of approximately 696 square feet, as outlined on the attached Exhibit A (the "Premises") on the terms and conditions set forth in this Lease.

1. TERM

The term of this Lease (the "Term") shall be for a period of 60 months, commencing on the first to occur of the following dates: (a) March 1 , (b) the date on which Tenant begins to transact business on, at, or from the Premises. Tenant shall begin TI work as soon as possible to be completed by 3/1/2004 and projected target opening of branch. Tenant will give Landlord a minimum of one (1) day notice prior to beginning Tenant improvements. If the first day of the Term shall be a day other than the first day of a calendar month, then the Term shall be deemed extended by the number of days between the Commencement Date of this Lease and the first day of the first calendar month thereafter, so that the Term shall expire at the end of a calendar month. In the event Landlord allows Tenant the right to early possession of the Premises for the purpose of installation of Tenant's improvements to the Premises or for other purposes, Tenant's entry into the Premises shall be subject to all terms and conditions of this Lease except the payment of Rent. Tenant's entry shall mean entry by Tenant, its officers, contractors, employees, licensees, agents, servants, guests, invitees, and visitors. If Landlord, for any reason, does not deliver possession of the Premises on the estimated commencement date set forth in the Summary of Fundamental Provisions (the "Estimated Commencement Date"), this Lease shall not be void or voidable, nor shall Landlord be liable to Tenant for any loss or damage resulting from such delay. In that event, however, Landlord shall deliver possession of the Premises as soon as reasonably practicable. If Landlord is delayed in delivering possession to Tenant for any reason attributable to Tenant, this Lease shall commence on the Estimated Commencement Date set forth in the Summary of Fundamental Provisions. If Landlord, for any reason not attributable to Tenant, is unable to deliver possession of the Premises within 30 days following the Estimated Commencement Date, either party may terminate this Lease by written notice given within ten days following such party's acquiring knowledge of such delay. Landlord will reimburse tenant for any and all monies spent on the preparing the lease space.

2. RENT

Beginning on the Commencement Date and continuing during the entire Term, Tenant shall pay to Landlord as rent for each "Lease Year" "Base Rent" as defined in this Section and "Percentage Rate" as defined in this Section. The term "Lease Year" shall mean the period from the Commencement Date through the first December 31st following the Commencement Date. January 1st through December 31st for each subsequent full calendar year during the Term, and January 1st to the end of the Term for the final Lease Year. All Rent shall be paid when due without notice, offset, or deduction or for any reason.

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(a) Base Rent

The minimum monthly rent during the Term ("Base Rent") shall be $1,160.00 (see addendum.)

Base Rent shall be paid in advance on or before the first day of each calendar month during the Term, except for the first calendar month. Upon execution of this Lease, Tenant shall pay to Landlord Base Rent for the first full calendar month of the Term which is equal to $1,160.00. If the first month of the Term shall be a partial month, and the amount due for such partial month shall be paid on or before the first day of the first full calendar month following the Commencement Date.

(b) No Partnership Created

Landlord is not by virtue of this Section 2 a partner or joint venturer with Tenant in connection with the business carried on under this Lease, and shall have no obligation with respect to Tenant's debts or other liabilities.

(c) General

All references to "Rent" or "Rental" in this Lease shall mean Base Rent, and all other payments required of Tenant under this Lease unless otherwise expressly specified and all payments required by Tenant under this Lease shall be deemed "Rent".

(d) Place of Payment

Tenant shall pay Rent and other amounts required to be paid by Tenant hereunder to Landlord at the address for Landlord set forth on the last page of this Lease, or at such other place as Landlord may from time to time designate in writing.

3. ADDITIONAL RENT

(a) Operating Expenses

In addition to Base Rent, Tenant shall pay to Landlord a portion of the Operating Expenses incurred by Landlord in connection with the Property. The term "Operating Expenses" shall mean all expenses paid or incurred by Landlord or on Landlord's behalf, as reasonably determined by Landlord to be necessary or appropriate for the efficient operation, management, maintenance, and repair of the land and the Building. Tenant shall pay to Landlord an amount each month which is equal to 1/12 of the estimated Annual Operating Expenses, as provided in Section 3(c) below. Tenant's share of Operating Expenses shall equal 10.6 % of those Operating Expenses applicable to the retail areas of the Building and 10.6 % of those Operating Expenses applicable to the Property and the Building in general. Landlord shall allocate Operating Expenses to the retail areas in the Building and to the Property and the Building in general, in Landlord's reasonable discretion.

(b) Property Taxes and Insurance

In addition to Base Rent, Tenant shall pay 10.6 % of all real property taxes and assessments levied, assessed or imposed during the Term upon the Property ("Taxes") and 10.6 % of the costs of insurance provided Landlord pursuant to Section 5(a) ("Insurance"). Tenant shall pay to Landlord an amount each month which is equal to 1/12 of the estimated annual Taxes and Insurance together with Tenant's payments of Operating Expenses, as provided in Section 3(c) below. If, during the Term, the voters of the state in which the Premises are located or the state legislature enacts a real property tax limitation,

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than any substitute taxes, in any name or form, which may be adopted to replace or supplement real property taxes shall be added to Taxes for purposes of this Section 3(b). Should there be in effect during the Term any law, statute, or ordinance which levies, assesses, or imposes any tax (other than federal or state income tax) upon rents, Tenant shall pay such taxes as may be attributable to the Rents under this Lease or shall reimburse Landlord for any such taxes paid by Landlord within ten days after Landlord bills Tenant for the same.

(c) Payment of Operating Expenses, Taxes and Insurance

Landlord shall notify Tenant of Tenant's required estimated monthly payments of Operating Expenses, Taxes, and Insurance. Beginning on the Commencement Date, and continuing through the Term, Tenant shall make such monthly payments on or before the first day of each calendar month. Landlord may, from time to time, by written notice to Tenant, change the estimated monthly amount to be paid. No interest or earnings shall be payable by Landlord to Tenant on any amount paid under this Section 3, and Landlord may commingle such payments with other funds of Landlord. Landlord shall, within 90 days after the close of each calendar year or as soon thereafter as practicable, deliver to Tenant a written statement setting forth the actual Operating Expenses, Taxes, and Insurance for the prior year together with a computation of the charge or credit to Tenant of any difference between the actual cost and the estimated cost paid by Tenant for such period; and any such difference shall be applied to amounts subsequently due from Tenant to landlord, or if no such sums are or will be owed, then such sums shall be paid or reimbursed, as applicable, within 10 days after Landlord givens Tenant notice thereof. If Tenant has any objections to the annual statement made by Landlord, such objections shall be made in writing given to Landlord within 30 days after the statement is submitted to Tenant. If no objection is made within such time period, the annual statement shall be conclusive and binding on Tenant. If Tenant desires to review any of Landlord's records pertaining to Operating Expenses, Taxes or Insurance, Tenant may do so after reasonable prior notice given to Landlord, but no more often than once during any calendar year. Such review shall take place where such records are kept, and shall be conducted by a certified public accountant chosen by Tenant subject to Landlord's prior written approval, which shall not be unreasonably withheld. Tenant shall pay all costs of such review including without limitation reimbursement for time incurred by Landlord's representatives and photocopy charges.

4. INSURANCE; INDEMNITY

(a) Insurance

During the Term, Landlord shall maintain in full force a policy or policies of standard multi-peril insurance covering the Building and other improvements (exclusive of Tenant's trade fixtures, tenant improvements and other property) situated on the Property for the perils of fire, lightening, windstorm and other perils commonly covered in such policies. Additionally, the perils of earthquake, landslide, flood, and/or other perils may be covered at the election of Landlord. During the Term, Landlord shall maintain in full force a comprehensive liability insurance policy in amounts considered appropriate by Landlord insuring Landlord against liability for bodily injury and property damage occurring in, on or about the Property. Landlord shall use its reasonable efforts to secure said insurance at competitive rates.

(b) Increases In Premiums

This Lease is entered into on the basis that Tenant's occupancy will not affect the Property's classification for insurance rating purposes. If the insurance premiums on the Property are increased during the Term as a result of the installation of equipment on the Premises by Tenant, by reason of Tenant maintaining certain goods or materials on the Premises, or as a result of other use or occupancy of the Premises by Tenant, Tenant shall pay the additional cost of the insurance for any such buildings (whether or not

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Landlord has consented to the activity resulting in the increased insurance premiums). Tenant shall refrain from any activity in its use of the Premises which would make it impossible to insure the Premises or the building situated on the Property against casualty or which would increase the insurance rate of any such buildings or prevent Landlord from taking advantage of the ruling of the Insurance Rating Bureau of the state in which the Premises are situated or its successors allowing Landlord to obtain reduced premium rates for long term fire insurance policies, unless Tenant pays the additional cost of insurance. All of Tenant's electrical equipment shall be U-L approved. If Tenant installs any electrical equipment that overloads the lines in the Premises or in any such buildings, Tenant shall at its own expense make whatever changes are necessary to comply with the requirements of the insurance underwriters and governmental authorities having jurisdiction. Any insurance premiums to be paid by Tenant by reason of its initial intended use of the Premises or any increase in fire insurance premiums attributable to Tenant's use or occupancy of the Premises during the Term shall be paid by Tenant to Landlord within thirty days (30) after Landlord bills Tenant for the same.

(c) Indemnity: Tenant's Insurance

Tenant shall indemnify, defend, and save harmless Landlord from any and all liability, damage, expenses, attorney's fees, causes of action, suits, claims or judgments, arising out of or connected with (a) the use, occupancy, management, or control of the Premises, (b) any failure of Tenant to comply with the terms of this Lease, and (c) the acts or omissions of Tenant, its agents, officers, directors, employees, or invitees; provided, however, that Tenant shall not be liable for claims caused by the sole negligence of Landlord. Tenant shall, at its own cost and expense, defend any and all suits which may be brought against Landlord either alone or in conjunction with others upon any such above mentioned cause or claim, and shall satisfy, pay, and discharge any and all settlements paid by or judgments that may be entered against Landlord regardless of whether a lawsuit is actually filed. Tenant shall at its own expense during the Term carry in full force and effect a comprehensive public liability insurance policy including property and personal injury coverage, with an insurance carrier satisfactory to Landlord, naming Landlord, Landlord's management agent, and Landlord's lender as additional insured, with a combined single limit for bodily injury or property damage in an amount of not less than $1,000,000 per occurrence and in aggregate, insuring against any and all liability of Tenant with respect to the Premises and under this Lease including without limitation Tenant's indemnity obligations under this Lease, or arising out of the maintenance, use or occupancy of the Premises. Tenant shall carry insurance which fully covers repair and replacement or broken store front windows. If engaged in the sale or distribution of alcoholic beverages, Tenant shall carry liquor liability insurance in a form and in such amounts satisfactory to Landlord. Such policy shall provide that the insurance shall not be cancelable or modified without at least ten (10) days prior written notice to Landlord, and shall be deemed primary and noncontributing with other insurance available to Landlord. On or before the Commencement Date, Tenant shall furnish Landlord with a certificate or other acceptable evidence that such insurance is in effect. Tenant shall also provide and maintain insurance to comply with Worker's Compensation and Employer's Liability Laws.

5. USE OF PREMISES

The Premises shall be used for Retail Bank Operations and Other Legal Purposes Related to Banking Operations and for no other purpose without Landlord's written consent. In connection with the use of Premises, Tenant shall, at Tenant's sole cost and expense except as specifically provided otherwise herein:

(a) Conform to all applicable laws, statutes, rules, ordinances, orders, regulations and requirements of any public authority ("Laws") affecting the Premises and the use of the Premises and correct, at Tenant's own expense, any failure of compliance created through Tenant's fault or by reason of Tenant's use, unless such failure is due to Landlord's default in the performance of the agreements set forth in this Lease to be kept and performed by Landlord. Without limiting the

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generality of the foregoing, Tenant shall comply with the Americans with Disabilities Act as it applies to the Premises and all obligations pertaining to asbestos as required by the Occupational Safety and Health Administration (OSHA) applicable to the Premises and to Tenant's employees;

b) Refrain from any activity which would be unreasonably offensive to Landlord, or other tenants in any buildings situated on the Property, or to owners or users of the adjoining premises, or which would tend to create a nuisance or damage the reputation of the Premises or of any such buildings. Without limiting the generality of the foregoing, Tenant shall not permit any noise or odor to escape or be emitted from the Premises nor permit the use of flashing (strobe) lights nor shall Tenant permit the sale or display of offensive materials as reasonably determined by Landlord.

c) Refrain from loading the floors, electrical systems, plumbing systems, or heating, ventilating and air conditioning systems ("HVAC"), beyond the point considered safe by a competent engineer or architect selected by Landlord and refrain from using electrical, water, sewer, HVAC, and plumbing systems in any harmful way. If Landlord employs an engineer, architect, electrical, or other consultant to determine whether Tenant's use of the Premises is in violation of this Section 5(c), Tenant shall pay the reasonable costs incurred in connection with that employment. Tenant shall use hair interceptors, grease traps or other drain protection devices as needed to avoid such harmful use;

d) Not permit any pets or other animals in the Premises except Seeing Eye dogs.

e) Refrain from making any marks on or attaching any sign, insignia, antenna, window covering, aerial or other device to the exterior or interior walls, windows or roof of the Premises without the written consent of the Landlord, which consent shall not be unreasonable withheld. Landlord need not consent to any sign that fails to conform to the design concept of the buildings situated on the Property, and all policies and procedures as established by Landlord. Prior to installing any signs, Tenant shall submit detailed color drawings to Landlord for approval indicating the location, size, layout, design, and color of proposed sign, including all lettering and graphics. Electrical service to all signs shall be at Tenant's sole expense. Free standing or monument signs are prohibited. Notwithstanding Landlord's consent to any signs, Tenant shall comply with all Laws and obtain any necessary permits and governmental approvals related to such signs and repair any damage to the Premises caused thereby, at Tenant's own cost and expense;

f) Comply with any reasonable rules respecting the use of the Premises promulgated by Landlord from time to time and communicated to Tenant in writing. Without limiting the generality of the foregoing, such rules may establish hours during which the common area shall be open for use, may regulate deliveries to the premises and may regulate parking by employees. Recognizing that it is in the best interests of all tenants to accommodate the parking needs of customers, Landlord reserves the right to require employees of Tenant to park in designated areas of the common area or to park outside of the common area if Landlord determines that the extent of employee parking is detrimental to the business of the tenants or any of them. Landlord will use its best efforts to complete or cause to be completed, all deliveries, loading and unloading to the Premises by 9 a.m. each day, and to prevent delivery trucks or other vehicles serving the Premises to park or stand in front of the location;

g) Comply with any no smoking (and other health related) policies and procedures established by any Law or by Landlord from time to time;

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h) Recognizing that it is in the interest of both Tenant and Landlord to have regulated hours of business, Tenant shall keep the Premises open for business and cause Tenant's business to be conducted therein during those days and hours as is customary for businesses of like character in the city or county in which the Premises are situated, but in any event during those days and hours reasonably established by Landlord which, at the Commencement Date, shall be N/A. a.m. to N/A p.m. Monday through Saturday and N/A a.m. to N/A p.m. Sundays, and Tenant shall be entitled to remain closed on legal holidays. Any failure to operate by Tenant shall be excused to the extent that the use of the Premises is interrupted or prevented by causes beyond Tenant's reasonable control; provided, however, that Tenant's financial condition, poor market demand for Tenant's products, and other economic factors shall excuse Tenant's obligation to continuously operate as required under this section:

i) Maintain on the Premises an adequate stock of merchandise and trade fixtures to service and supply the usual and ordinary requirements of its customers. If Tenant has a food or beverage related use, Tenant shall not use a substantially new or modified menu without Landlord's prior review and approval of the menu, which shall not be unreasonably withheld.

6. TENANT IMPROVEMENTS AND ALTERATIONS

Unless otherwise specified in any Rider or Exhibit to this Lease, Tenant accepts the Premises AS IS in their condition as of the Commencement Date and Tenant shall pay for all tenant improvements, whether the work is performed by Landlord or by Tenant. If any improvements to the Premises or other work on the Premises by Tenant causes the need to comply with any Laws in areas outside of the Premises including without limitation the Americans with Disabilities Act or regulations pertaining to earthquake codes, Tenant shall pay the cost thereof as well. Tenant shall make no improvements or alterations on the Premises of any kind, including the initial work to be performed by Tenant in the Premises, without the prior written consent of Landlord, which consent shall not be unreasonably withheld. Prior to the commencement of any work by Tenant, Tenant shall first submit the following to Landlord and obtain Landlord's written consent to all of the following, which consent shall not be unreasonably withheld: Tenant's plans and specifications; Tenant's estimated costs; and the name of all of Tenant's contractors and subcontractors. If Landlord is to perform the work for some or all of such work, Landlord shall have the right to require Tenant to pay for the cost of the work in advance or in periodic installments. If the work is to be performed by Tenant, Landlord shall have the right to require Tenant to furnish adequate security to assure timely payment to the contractors and subcontractors for such work. All work performed by Tenant shall be done in strict compliance with all applicable building, fire, sanitary, and safety codes, and other Laws, and Tenant shall secure all necessary permits for the same. Tenant shall keep the Premises free from all liens in connection with any such work. All work performed by the Tenant shall be carried forward expeditiously, shall not interfere with Landlord's work or the work to be performed by or for other tenants, and shall be completed within a reasonable time. Landlord or Landlord's agents shall have the right at all reasonable times to inspect the quality and progress of such work. All improvements, alterations and other work performed on the Premises by either Landlord or Tenant shall be the property of the Landlord when installed, except for Tenant's trade fixtures, and may not be removed at the expiration of this Lease unless the applicable Landlord's consent specifically provides otherwise. Notwithstanding Landlord's consent to improvements or alterations by Tenant, all such improvements, alterations or other work to be performed by Tenant shall be at the sole cost and expense of Tenant.

7. REPAIRS AND MAINTENANCE

(a) Landlord's Responsibilities

The following shall be the responsibility of Landlord, provided that the cost thereof shall be recoverable by Landlord as Operating Expenses to the extent provided in Section 3 (a)

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i) Structural repairs and maintenance and repairs necessitated by structural disrepair or defects;

ii) Repair and maintenance of the exterior walls, roof, gutters, downspouts and the foundation of the Building. This shall not include maintenance of the operating condition of doors and windows or replacement of glass, nor maintenance of the store front; and

iii) Repair of interior walls, ceilings, doors, windows, floors and floor coverings when such repairs are made necessary because of failure of Landlord to keep the structure in repair as above provided in this Section 7(a)

(b) **Tenant's Responsibilities**

The following shall be the responsibility of the Tenant:

i) The interior of the Premises including any interior decorating;

ii) Any repairs and replacements necessitated by the negligence or use of the Premises by Tenant, its agents, employees and invitees;

iii) Maintenance and repair of the heating and air conditioning systems and sprinkler systems, if any. However, Landlord reserves the right to contract with a service company for the maintenance and repair of the foregoing systems, or any of them; and Tenant's share of such expenses shall be paid by Tenant to Landlord monthly;

iv) Maintenance and repair of the interior walls and floor coverings (both hard surfaces and carpeting)

v) Any repairs or alterations required under Tenant's obligation to comply with all applicable Laws as set forth in this Lease; and

vi) All other repairs, maintenance, and replacements to the Premises which Landlord is not expressly required to make under Section 7 (a) above, which includes, without limiting the generality of the foregoing, the replacement of all glass which may be broken or cracked during the Term with glass of as good or better quality than that in use at the commencement of the Term, the store front, wiring, plumbing, drainpipes, sewers, and septic tanks including without limitation, repairs outside of the Premises if the need for the repair arises from Tenant's use of the Premises. All of Tenant's work shall be in full compliance with then-current building code and other governmental requirements.

(c) **Inspections**

Landlord shall have the right to inspect the Premises at any reasonable time or times to determine the necessity of repair. Whether or not such inspection is made, the duty of Landlord to make repairs as outlined above in any area in Tenant's possession and control shall not mature until a reasonable time after Landlord has received from Tenant written notice of the necessity of repairs, except in the event emergency repairs may be required and in such event Tenant shall attempt to give Landlord immediate notice considering the circumstances.

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(d) Landlord's Work

All repairs, replacements, alterations or other work performed on or around the Premises by Landlord shall be done in such a way as to interfere as little as reasonably possible with the use of the Premises by Tenant. Tenant shall have no right to an abatement of Rent nor any claim against Landlord for any inconvenience or disturbance resulting from Landlord's performance of repairs and maintenance pursuant to this Section 7. Landlord shall have no liability for failure to perform required maintenance and repair unless written notice of such maintenance and repair is given by Tenant and Landlord fails to commence efforts to remedy the problem in a reasonable time and manner. Landlord shall have the right to erect scaffolding and other apparatus necessary for the purpose of making repairs or alterations to the Building. Work may be done during normal business hours. Tenant shall have no purpose of making repairs or alterations to the Building. Work may be done during normal business hours. Tenant shall have no claim against Landlord for any interruption or reduction of services or interference with Tenant's occupancy caused by Landlord's maintenance and repair, and no such interruption or reduction shall be construed as a constructive or other eviction of Tenant.

8. LIENS: TENANT'S TAXES

Tenant shall keep the Premises free from all liens, including mechanic's liens, arising from any act or omission of Tenant or those claiming under Tenant. Landlord shall have the right to post and maintain on the Premises or the Building such notices of non-responsibility as are provided for under the lien laws of the state in which the Premises are located. Tenant shall be responsible for and shall pay when due all taxes assessed during the Term against any leasehold or personal property of any kind owned by or placed upon or about the Premises by Tenant.

9. UTILITIES

Tenant shall pay promptly for all water and sewer facilities, gas and electrical services, including heat and light, garbage collection, recycling, and all other facilities and utility services used by Tenant or provided to the Premises during the Term. If the heating and air-conditioning systems or any other utility service is not on separate meters, Tenant shall pay its proportionate share of such charges as reasonably determined by Landlord provided in Section 3 (a) of this Lease. Tenant shall arrange for regular and prompt pickup of trash and garbage and shall store such trash and garbage in only those areas designated by Landlord. However, if Landlord elects to arrange for garbage collection on a cooperative basis for Tenant and other tenants, Tenant shall pay its proportionate share as reasonably determined by Landlord as provided in Section 3(a) of this Lease. Tenant shall comply with any recycling programs required by any Law or reasonably required by Landlord. Landlord shall not be liable or responsible for any interruption of utility service to the Premises and any such interruption shall not entitle Tenant to any abatement of rent, unless such interruption is caused solely by the negligence of Landlord.

10. ICE, SNOW, AND DEBRIS

Tenant shall keep the walks in front of the Premises free and clear or ice, snow, rubbish, debris, and obstructions. Tenant shall indemnify and hold Landlord harmless from any injury whether to Landlord or Landlord's property or to any other person or property caused by Tenant's failure to perform Tenant's obligations under this Section 10. Tenant's obligations under this Section 10 shall be performed at Tenant's cost and expense. Landlord reserves the right to cause the removal of ice, snow, debris and obstruction from the area in front of the Premises and Tenant shall pay the cost thereof within ten (10) days of billing.

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11. WAIVER OF SUBROGATION

Neither party shall be liable to the other for any loss or damage caused by fire or any of the risks enumerated in a standard multi-peril insurance policy, including sprinkler leakage insurance if the Premises have sprinklers, to the extent that any such insurance actually pays any such loss or damage. All claims or rights of recovery for any and all such loss or damage, however caused, are hereby waived. Without limiting the generality of the foregoing, said absence of liability shall exist whether or not such loss or damage is caused by the negligence of either Landlord or Tenant or by any of their respective agents, servants or employees.

12. INJURY TO TENANT'S PROPERTY

Landlord shall not be liable for any injury to the goods, stock, merchandise or any other property of Tenant or to any person in or upon the Premises or to the leasehold improvements in the Premises resulting from fire or collapse of the Building or any portion thereof or any other cause, including but not limited to damage by water or gas, or by reason of any electrical apparatus in or about the Premises. Tenant shall carry adequate insurance coverage at its sole cost and expense to cover the risks described in this section.

13. DAMAGE OR DESTRUCTION

(a) Partial Destruction

Premises shall be partially damaged by fire or other cause, and Section 13(b) below does not apply, the damages to the Premises shall be repaired by Landlord, and all Base Rent until such repair shall be apportioned according to the part of the Premises which is useable by Tenant, except when such damage occurs because of the fault of Tenant. The repairs shall be accomplished with all reasonable dispatch. Landlord shall bear the cost of such repairs unless the damage occurred from a risk which would not be covered by a standard fire insurance policy with an endorsement for extended coverage, including sprinkler leakage, and the damage was the result of the fault of Tenant, in which event Tenant shall bear the expense of the repairs.

(b) Substantial Damage

The buildings situated on the Property or the Building or the Premises, or any of them, are 25% or more destroyed during the Term by any cause, Landlord may elect to terminate the Lease as of the date of damage or destruction by notice given to Tenant in writing not more than sixty (60) days following the date of damage. In such event all rights and obligations of the parties shall cease as of the date of termination. In the absence of an election to terminate, Landlord shall proceed to restore the Premises, if damaged, to substantially the same form as prior to the damage or destruction, so as to provide Tenant useable space equivalent in quantity and character to that before the damage or destruction. Work shall be commenced as soon as reasonably possible, and thereafter proceed without interruption, except for work stoppages on account of matters beyond the reasonable control of Landlord. From the date of damage until the Premises are restored or repaired, Base Rent shall be abated or apportioned according to the part of the Premises useable by Tenant, unless the damage occurred because of the fault of Tenant. Landlord shall bear the cost of such repairs unless the damage occurred from a risk which would not be covered by a standard fire insurance policy with an endorsement for extended coverage, including sprinkler leakage, and the damage was the result of the fault of Tenant, in which event Tenant shall bear the expense of the repairs.

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(c) Restoration

Premises are toe be restored by Landlord as above provided in this Section 13, Tenant, at its expense, shall be responsible for the repair and restoration of all items which were initially installed at the expense of Tenant (whether the work was done by Landlord or Tenant) or for which an allowance was given by Landlord to Tenant, together with Tenant's stock in trade, trade fixtures, furnishings, and equipment, and Tenant shall commence the installation of the same promptly upon delivery to it of possession of the Premises and Tenant shall diligently prosecute such installation to completion.

14. EMINENT DOMAIN

(a) Partial Taking

If a portion of the Premises is condemned and neither Section 14(b) nor Section 14(c) apply, the Lease shall continue in effect. Landlord shall be entitled to all the proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of condemnation. Landlord shall proceed as soon as reasonably possible to make such repairs and alterations to the Premises as are necessary to restore the remaining Premises to the condition as comparable as reasonably practicable to that existing at the time of condemnation. Base Rent shall be abated to the extent that the Premises are untenantable during the period of alteration and repair. After the date on which title vests in the condemning authority, Base Rent shall be reduced commensurately with the reduction in the objective value of the Premises as an economic unit on account of the partial taking.

(b) Substantial Taking of the Property

If a condemning authority takes any substantial part of the Property or any substantial part of the Building, the Lease shall, at the option of Landlord, terminate as of the date title vests in the condemning authority. In such event all rights and obligations of the parties shall cease as of the date of termination. Landlord shall be entitled to all of the proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of the condemnation. Tenant shall be free to make a separate claim for its moving expenses and lost trade fixtures so long as such claim does not interfere with or reduce Landlord's claim or award.

(c) Substantial Taking of the Premises

If a condemning authority takes all of the Premises or a portion sufficient to render the remaining Premises reasonably unsuitable for Tenant's use, Tenant shall have the option to terminate this Lease upon written notice to Landlord given within sixty (60) days of Tenant's receipt of notice of the taking. In such event, the Lease shall terminate as of the date title vests in the condemning authority. Landlord shall be entitled to all of the proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of the condemnation. Tenant shall be free to make a separate claim for its moving expenses and lost trade fixtures so long as such claim does not interfere with or reduce Landlord's claim or award.

(d) Definition

Sale of all or any part of the Premises to a purchaser with the power of eminent domain in the face of a threat or probability of the exercise of the power shall be treated for the purpose of this Lease as a taking by condemnation.

15. BANKRUPTCY

Subject to Section 16, this Lease shall not be assigned or transferred voluntarily or involuntarily by operation of law. It may, at the option of Landlord, be terminated, if Tenant be adjudged bankrupt or insolvent, or makes an assignment for the benefit of creditors, or files or is a party to the filing of a petition in bankruptcy, or commits an act of bankruptcy, or in case of a receiver or trustee is appointed to take charge of any of the assets of Tenant or sublessees or assignees in or on the Premises, and such receiver or trustee is not removed with thirty (30) days after the date of his appointment, or in the event of judicial sale of the personal property in or on the Premises upon judgement against Tenant or any sublessees or assignee hereunder, unless such property or reasonable replacement therefor be installed on the Premises. To the extent permitted by law, this Lease or any sublease hereunder shall not be considered as an asset of a debtor-in-possession, or an asset in bankruptcy, insolvency, receivership, or other judicial proceedings. This Lease shall be considered a lease of real property in a shopping center within the meaning of Section 365(b)(3) of the U.S. Bankruptcy Code.

16. DEFAULT

The following shall be events of default:

(a) Failure of Tenant to pay any Rent when due or failure of Tenant to pay any other charge required under this Lease within ten (10) days after it is due.\

(b) Failure of Tenant to execute the documents described in Section 21 or 22 within the time required under such Sections; failure of Tenant to provide or maintain the insurance required of Tenant pursuant to Section 4(c); or failure of Tenant to comply with any Laws as required pursuant to Section 5 within 24 hours after written demand by Landlord.

(c) Failure of Tenant to comply with any term or condition or fulfill any obligation of this Lease (other than the failures described in Sections 16(a) or 16(b) above) within ten (10) days after written notice by Landlord specifying the nature of the default with reasonable particularity. If the default is of such nature that it cannot be completely remedied within the ten (10) day period and thereafter proceeds with reasonable diligence and in good faith to effect the remedy as soon as practicable. Landlord shall not be obligated to give written notice for the same type of default more than twice; at Landlord's option, a failure to perform an obligation after the second notice shall be an automatic event of default, without notice or any opportunity to cure.

(d) The abandonment of the Premises by Tenant or the failure of Tenant for fifteen (15) days or more to occupy the Premises for one or more of the designated purposes of this Lease unless such failure is excused under other provisions of this Lease.

(e) The bankruptcy or insolvency of Tenant or the occurrence of other acts specified in Section 15 of this Lease which give Landlord the option to terminate.

(f) The assignment or subletting or purported assignment or subletting of Tenant's interest under this Lease in violation of Section 20.

17. REMEDIES ON DEFAULT

In the event of a default, Landlord may, at Landlord's option, exercise any one or more fo the rights and remedies available to a landlord in the state in which the Premises are located to redress such default, consecutively or concurrently, including the following:

(a) Landlord may elect to terminate Tenant's right to possession of the Premises or any portion thereof by written notice to Tenant. Five days following such notice, Landlord may re-enter, take possession of the Premises and remove any persons or property by legal action or by self-help with the use of reasonable force and without liability for damages. To the extent permitted by law, Landlord

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Albina Community Bank

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shall have the right to retain the personal property belonging to Tenant which is on the Premises at the time of re-entry, or the right to such other security interest therein as the law may permit, to secure all sums due or which become due to Landlord under this Lease. Perfection of such security interest shall occur by taking possession of such personal property or otherwise as provided by Law.

(b) Following re-entry by Landlord, Landlord may relet the Premises for a term longer or shorter than the Term and upon any reasonable terms, including the granting of rent concessions to the new tenant. Landlord may alter, refurbish or otherwise change the character or use of the Premises in connection with such reletting. Landlord shall not be required to relet for any use or purpose which Landlord may reasonably consider injurious to its property or to any tenant which Landlord may reasonably consider objectionable. No such reletting by Landlord following a default by Tenant shall be construed as an acceptance of the surrender of the Premises. If rent received upon such reletting exceeds the Rent received under this Lease, Tenant shall have no claim to the excess.

(c) Following re-entry Landlord shall have the right to recover from Tenant the following damages:

(d) All unpaid or other charges for the period prior to re-entry, plus interest at the greater of 15% per annum or a rate equal to five percentage points in excess of the discount rate, including any surcharge on the discount rate, on 90-day commercial paper declared by the Federal Reserve Bank in the Federal Reserve district in which Portland, Oregon is located on the date the charge was due (the "Interest Rate").

(e) An amount equal to the Rent lost during any period during which the Premises are not relet. If Landlord uses reasonable efforts to relet the Premises. If Landlord lists the Premises with a real estate broker experienced in leasing commercial property in the metropolitan area in which the Premises are located, such listing shall constitute the taking of reasonable efforts to relet the Premises.

(f) All costs incurred in reletting or attempting to relet the Premises, including but without limitation, the cost of cleanup and repair in preparation for a new tenant, including any improvements to the Premises and the cost of correcting any defaults or restoring any unauthorized alterations and the amount of any real estate commissions and advertising expenses.

(g) The difference between the Rent reserved under this Lease and the amount actually received by Landlord after reletting, as such amounts accrue.

(h) Reasonable attorney's fees and legal expenses incurred in connection with the default, whether or not any litigation is commenced.

(i) Landlord may sue periodically to recover damages as they accrue throughout the Term and no action for accrued damages shall be a bar to a later action for damages subsequently accruing. To avoid a multiplicity of actions, Landlord may obtain a decree of specific performance requiring Tenant to pay the damages stated in Section 17(c) above as they accrue. Alternatively, Landlord may elect in an y one action to recover accrued damages plus damages attributable to the remaining Term equal to the difference between the Rent under this Lease and the reasonable rental value of the Premises for the remainder of the Term.

(j) In the event that Tenant remains in possession following default and Landlord does not elect to re-enter, Landlord may recover all back Rent and other charges, and shall have the right to cure any nonmonetary default and recover the cost of such cure from Tenant, plus interest from the date of expenditure at the Interest Rate. In addition, Landlord shall be entitled to recover attorney's fees reasonably incurred in connection with the default, whether or not litigation is commenced. Landlord may

Pietka Properties, LLC

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Albina Community Bank

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sue to recover such amounts as they accrue, and no one action for accrued damages shall bar a later action for damages subsequently accruing.

(k) The foregoing remedies shall not be exclusive but shall be in addition to all other remedies and rights provided under applicable law, and no election to pursue one remedy shall preclude resort to another remedy.

18. SURRENDER AT EXPIRATION

(a) Condition of Premises

Upon expiration of the Term or earlier termination Tenant shall deliver all keys to Landlord and surrender the Premises in first-class condition and broom clean. Improvements and alterations constructed by Tenant shall not be removed or restored to the original condition, with the exception of the repair and restoring of the exterior where the nightdrop and ATM are removed. Depreciation and wear from ordinary use for the purpose for which the Premises were let need not be restored, but all repair for which Tenant is responsible shall be completed to the latest practical date prior to such surrender. Tenant's obligations under this Section 18 shall be subject to the provisions of Section 13 relating to damages or destruction.

(b) Fixtures

i. All fixtures placed upon the Premises during the Term, other than Tenant's trade fixtures, shall, at Landlord option become the property of Landlord. Movable furniture, decorations, floor covering other than hard surface bonded or adhesively fixed flooring, curtains, drapes, blinds, furnishing and trade fixtures shall remain the property of Tenant if placed on the Premises by Tenant; provided, however, if Landlord granted Tenant an allowance for improvements, installation, floor coverings, curtains, drapes, blinds or other items, such items shall at Landlord's option become the property of Landlord notwithstanding the installation thereof by Tenant.

ii. If Landlord so elects, Tenant shall remove any or all fixtures which would otherwise remain the property of Landlord, and shall repair any damage resulting from the removal. If Tenant fails to remove such fixtures, Landlord may do so and charge the cost to Tenant with interest at the Interest Rate. Tenant shall remove all furnishings, furniture and trade fixtures which remain the property of Tenant and shall repair any damage resulting from the removal. If Tenant fails to do so, this shall be an abandonment or the property, and Landlord may retain the property and all rights of Tenant with respect to it shall cease. Landlord may effect a removal and place the property in public or private storage for Tenant's account. Tenant shall be liable to Landlord for the cost of removal, transportation to storage, with interest on all such expenses from the date of expenditure at the Interest Rate.

iii. The time for removal of any property or fixtures which Tenant is required to remove from the Premises upon Termination shall be as follows:

1. On or before the date the Lease terminates because of expiration of the Term or because of a default under Section 17.

2. Within thirty (30) days after notice from Landlord requiring such removal where the property to be removed is a fixture which Tenant is not required to remove except after such notice by Landlord, and such date would fall after the date on which Tenant would be required to remove other property.

(c) Holdover

If Tenant does not vacate the Premises at the time required, Landlord shall have the option to treat Tenant as a tenant from month-to-month, subject to all of the provisions of this Lease except the provision

Pietka Properties, LLC

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for the Term, and except the Base Rent provided herein shall double during the period of the month-to-month tenancy. Failure of Tenant to remove fixtures, furniture, furnishings or trade fixtures or to repair any damage caused by such removal which Tenant is required to remove and repair under this Lease shall constitute a failure to vacate to which this Section 18(c) shall apply if the property not removed or repaired will interfere with occupancy of the Premises by another tenant or with occupancy by Landlord for any purpose including preparation for a new tenant.

19. ASSIGNMENT AND SUBLETTING

(a) Landlord's Consent

Tenant shall not, either voluntarily or by operation of law, sell, assign or transfer this Lease or sublet the Premises or any part thereof, or assign any right to use the Premises or any part thereof (each a "Transfer") without the prior written consent of Landlord, which consent shall not be unreasonably withheld, and any attempt to do so without such prior written consent shall be void and, at Landlord's option shall terminate this Lease. If Tenant requests Landlord's consent to any Transfer, Tenant shall promptly provide Landlord with a copy of the proposed agreement between Tenant and its proposed transferee and with all such other information concerning the business and financial affairs of such proposed transferee as Landlord may request. Landlord may withhold such consent unless the proposed transferee (I) is satisfactory to Landlord as to credit, managerial experience, net worth, character and business or professional standing. (ii) is a person or entity whose possession of the Premises would not be inconsistent with Landlord's commitments with other tenants or with the mix of uses Landlord desires at the Property. (iii) will occupy the Premises solely for the use authorized under this Lease, (iv) expressly assumes and agrees in writing to be bound by and directly responsible for all of Tenant's obligations hereunder, (v) will conduct its business in the Premises in such a manner so that the Percentage Rate payable to Landlord under this Lease will not likely be less than the Percentage Rate which would have been payable to Landlord had there been no Transfer. Landlord's consent to any such Transfer shall in no event release Tenant from its liabilities or obligations hereunder, including any renewal term, nor relieve Tenant from the requirement of obtaining Landlord's prior written consent to any further Transfer. Landlord's acceptance of rent from any other person shall not be deemed to be a waiver by Landlord of any provision of this Lease or a consent to any Transfer. No modification, amendment, assignment, or sublease shall release Tenant, any assignee, or any guarantor of its liabilities or obligations under this Lease.

(b) Payment to Landlord and Termination of Lease

(i) Landlord may, as a condition to its consideration of any request for consent to a proposed Transfer, impose a fee to cover Landlord's legal expenses in connection therewith. This fee is not to exceed $400.00 for review of documents if Tenant sublets space. Such fee shall (i) be payable by Tenant upon demand; (ii) include all legal fees incurred by Landlord, and (iii) be retained by Landlord regardless of whether such consent is granted.

(ii) If any such proposed Transfer provides for the payment of, or if Tenant otherwise receives rent, additional rent or other consideration for such Transfer which is in excess of the Rent and all other amounts which Tenant is required to pay under this Lease (regardless of whether such excess is payable on a lump sum basis or over a term), then in the event Landlord grants its consent to such proposed Transfer, Tenant shall pay Landlord the amount of such excess as it is received by Tenant. Any violation of this paragraph shall be deemed a material and noncurable breach of this Lease.

Pietka Properties, LLC

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Albina Community Bank

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(iii) If Tenant proposes a sublease or assignment, Landlord shall have the option to terminate this Lease and deal directly with the proposed sublessee, assignee, or any third party with regard to the Premises.

(iv) If Tenant is a corporation, an unincorporated association, a partnership, a limited partnership, or a limited liability company, the transfer, assignment or hypothecation of any stock or interest in such entity in the aggregate in excess of 25% shall be deemed a Transfer of this Lease within the meaning and provisions of this Section 19.

20. SUBORDINATION

Tenant's interest hereunder shall be subject and subordinate to all mortgages, trust deeds, and other financing and security instruments in place upon the Commencement Date or placed on the Premises by Landlord from time to time (hereafter "Mortgages") except that no assignment or transfer of Landlord's rights hereunder to a lending institution as collateral security in connection with a Mortgage shall affect Tenant's right to possession, use and occupancy of the Premises so long as Tenant shall not be in default under any of the terms and conditions of this Lease. The provisions of this Section 20 shall be self-operating. Nevertheless, Tenant agrees to execute, acknowledge and deliver to Landlord within ten (10) days after Landlord's written request, an instrument in recordable form which expressly subordinates Tenant's interest hereunder to the interests of the holder of any Mortgage, and which includes any other reasonable provisions requested by the holder or prospective holder of any Mortgage. At Landlord's request, Tenant shall furnish Landlord current balance sheets, operating statements, and other financial statements in the form as reasonably requested by Landlord or by the holder or prospective holder of any Mortgage, certified by Tenant as accurate and current. Tenant agrees to sign an authorization for Landlord to conduct a check of Tenant's credit as requested by Landlord from time to time.

21. ESTOPPEL CERTIFICATE

Tenant shall from time to time, upon not less then ten (10) days prior notice, submit to Landlord, or to any person designated by Landlord, a statement in writing, in the form submitted to Tenant by Landlord, certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, identifying the same by the date thereof and specifying the nature thereof), that to the knowledge of Tenant no uncured default exists hereunder (or if such uncured default does exist, specifying the same), the dates to which the Rent and other sums and charges payable hereunder have been paid, that Tenant has no claims against Landlord and no defenses or offsets to rental except for the continuing obligations under this Lease (or if Tenant has any such claims, defenses or offsets, specifying the same), and any other information concerning this Lease as Landlord reasonably requests.

22. PERFORMANCE BY LANDLORD

Landlord shall not be deemed in default for the nonperformance or for any interruption or delay in performance of any of the terms, covenants and conditions of this Lease if the same shall be due to any labor dispute, strike, lock-out, civil commotion or like operation, invasion, rebellion, hostilities, military or usurped power, sabotage, governmental regulations or controls, inability to obtain labor, services or materials, through acts of God, or other cause beyond the reasonable control of Landlord, providing such cause is not due to the willful act or neglect of Landlord.

23. LANDLORD'S RIGHT TO CURE DEFAULT

If Tenant shall fail to perform any of the covenants or obligations to be performed by Tenant, Landlord, in addition to all other remedies provided herein, shall have the option (but not the obligation) to cure such failure to perform after fifteen (15) days written notice to Tenant. All of Landlord's expenditures incurred

Pietka Properties, LLC	Albina Community Bank
Initials: ________	Initials: ________
Date: ________	Date: ________

to correct the failure to perform shall be reimbursed by Tenant upon demand with interest from the date of expenditure at the Interest Rate. Landlord's right to cure Tenant's failure to perform is for the sole protection of Landlord and the existence of this right shall not release Tenant from the obligation to perform all of the covenants herein provided to be performed by Tenant, or deprive Landlord of any other right which Landlord may have by reason of default of this Lease by Tenant.

24. INSPECTION

Landlord, Landlord's agents and representatives, shall have the right to enter upon the Premises at any time in the event of emergency and, in other events, at reasonable times after prior verbal notice for the purpose of inspecting the same, for the purpose of making repairs or improvements to the Premises or the Building, for showing the Premises or the Building, for showing the Premises during the final ninety (90) days of the Term, or for any other lawful purpose.

25. FOR SALE AND FOR RENT SIGNS

During the period of 180 days prior to the date for the termination of this Lease, Landlord may post on the Premises or in the windows thereof signs of moderate size notifying the public that the Premises are "for sale" or "for rent" or "for lease".

26. ATTORNEY'S FEES

In the event a suit, action, arbitration, or other proceeding of any nature whatsoever, including without limitation any proceeding under the U.S. Bankruptcy Code, is instituted, or the services of an attorney are retained, to interpret or enforce any provision of this Lease or with respect to any dispute relating to this Lease, the prevailing of non-defaulting party shall be entitled to recover from the losing or defaulting party it's attorneys', paralegals', accountants', and other experts' fees and all other fees, costs, and expenses actually incurred and reasonably necessary in connection therewith. In the event of suit, action, arbitration, or other proceeding, the amount thereof shall be determined by the judge or arbitrator, shall include fees and expenses incurred on any appeal or review, and shall be in addition to all other amounts provided by law.

27. NOTICES

Any notice required or permitted under this Lease shall be in writing and shall be deemed given when actually delivered or when deposited in the United States mail as certified or registered mail, addressed to the addresses set forth in the Summary of Fundamental Provisions of this Lease or to such other address as may be specified from time to time by either of the parties in the manner above provided for the giving of notice. Notice may also be given by facsimile or telecopy transmission and shall be effective upon the date shown in a transmittal record when sent to the party at the facsimile or telecopy number set out in the Summary of Fundamental Provisions of this Lease or such other number as provided by either party, as long as a copy of any such notice is deposited in the United States mail to such party at the above-mentioned address on the same date the electronic transmission is sent.

28. BROKERS

Tenant covenants, warrants and represents that it has not engaged any broker, agent or finder who would be entitled to any commission or fee in connection with the negotiation and execution of this Lease except as set forth in the Summary of Fundamental Lease Provisions attached hereto. Tenant agrees to indemnify and hold harmless Landlord against and from any claims for any brokerage commissions and all costs, expenses and liabilities in connection therewith, including attorneys' fees and expenses, arising out of any charge or claim for a commission or fee by any broker, agent or finder on the basis of any

Pietka Properties, LLC	Albina Community Bank
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Date: ______	Date: ______

agreements made or alleged to have been made by or on behalf of Tenant except for brokers listed on the Summary of Fundamental Lease Provisions. The provisions of this Section 28 shall not apply to any brokers with whom Landlord has an express written brokerage agreement. Landlord shall be responsible for payment of any such brokers.

29. LATE CHARGES

Tenant acknowledges that late payment by Tenant to Landlord of any Rent or other charge due hereunder will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs may include, without limitation, processing and accounting charges and late charges which may be imposed on Landlord under the terms of any Mortgage. Accordingly, if any Rent or other charge is not received by Landlord within 5 days after it is due, Tenant shall pay to Landlord a late charge equal to 5 percent (5%) of the overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs incurred by Landlord by reason of the late payment by Tenant. Acceptance of any late charge by Landlord shall in no event constitute a waiver of Tenant's default with respect to the overdue amount in question, nor prevent Landlord from exercising any of the other rights and remedies granted hereunder.

30. NO PERSONAL LIABILITY

The liability of Landlord to Tenant for any default by Landlord under the Terms of this Lease shall be limited to the interest of Landlord in the Building and the Property, and neither Landlord nor any of its owners, principals, employees, or agents shall be liable for any deficiency.

31. MISCELLANEOUS PROVISIONS

This Lease does not grant any rights or access to light or air over any part of the Property. Time is of the essence of this Lease. The acceptance by Landlord of any Rent or other benefits under this Lease shall not constitute a waiver of any default. Any waiver by Landlord of the strict performance of any of the provisions of this Lease shall not be deemed to be a waiver of subsequent breaches of the same character or of a different character, occurring either before or subsequent to such waiver, and shall not prejudice Landlord's right to require strict performance of the same provision in the future or of any other provision of this Lease. The Lease contains the entire agreement of the parties and supersedes all prior written and oral agreements and representations and there are not implied covenants or other agreements between the parties, except as expressly set forth in this Lease. Neither Landlord nor Tenant is relying on any representations except as expressly set forth in this Lease. The parties acknowledge and agree that any calculations of square footage in the Premises and on the Property are approximations. No recalculation of square footage shall affect the obligations of Tenant under this Lease including without limitation the amount of Base Rent or other Rent payable by Tenant under this Lease. This Lease shall not be amended or modified except by agreement in writing, signed by the parties hereto. Subject to the limitations on the assignment or transfer of Tenant's interest in this Lease, this Lease shall be binding upon and inure to the benefit of the parties, their respective heirs, personal representatives, successors, and assigns. No remedy herein conferred upon or reserved to Landlord or Tenant shall be exclusive of any other remedy herein provided or provided by law, but each remedy shall be cumulative. In interpreting or construing this Lease, it is understood that Tenant may be more than one person, that if the context so requires, the singular pronoun shall be taken to mean and include the plural, and that generally all grammatical changes shall be made, assumed, and implied to make the provisions hereof apply equally to corporations, partnerships, and individuals. Section headings are for convenience and shall not affect any of the provisions of this Lease. If any provision of this Lease or the application thereof to any person or circumstance is, at any time or to any extent, held to be invalid or unenforceable, the remainder of this Lease, or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby,

Pietka Properties, LLC

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and each provision of this Lease shall be valid and enforceable to the fullest extent permitted by law. All agreements (including, but not limited to, indemnification agreements) set forth in this Lease, the full performance of which are not required prior to the expiration or earlier termination of this Lease, shall survive th expiration or earlier termination of this Lease and be fully enforceable thereafter.

32. QUIET ENJOYMENT

Landlord warrants that as long as Tenant complies with all terms of this Lease it shall be entitled to possession of the Premises free from any eviction or disturbance by Landlord or parties claiming through Landlord. Neither Landlord nor its managing agent shall have any liability to Tenant for loss or damages arising out of the acts, including criminal acts, of other tenants of the Building or third parties, and no such acts shall constitute an eviction, construction or otherwise.

33. EXHIBITS AND ADDITIONAL PROVISIONS

Exhibit A which is referred to in this Lease is attached hereto and by this reference incorporated therein. Additional provisions, if any, are set forth in Riders ________________, attached hereto and by this reference incorporated herein.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease in duplicate as of the day and year first above written, any corporate signature being by authority of the Board of Directors of the corporation.

[signature]	Albina Community Bank by [signature] President/CEO
Landlord	Tenant
4020 NE Fremont	2002 NE MLK Jr Blvd
Portland, Or 97212	Portland, OR 97212
Address	Address

CONSULT YOUR ATTORNEY, THIS DOCUMENT HAS BEEN PREPARED FOR SUBMISSION TO YOUR ATTORNEY FOR REVIEW AND APPROVAL PRIOR TO SIGNING. NO REPRESENTATION OR RECOMMENDATION IS MADE BY THE PORTLAND METROPOLITAN ASSOCIATION OF BUILDING OWNERS AND MANAGERS OR BY THE REAL ESTATE LICENSEES INVOLVED WITH THIS DOCUMENT AS TO THE LEGAL SUFFICIENCY OR TAX CONSEQUENCES OF THIS DOCUMENT. THIS FORM SHOULD NOT BE MODIFIED WITHOUT SHOWING SUCH MODIFICATIONS BY REDLINING, INSERTION MARKS, OR ADDENDA.

Pietka Properties, LLC

Initials: [initials]

Date: ________

Albina Community Bank

Initials: [initials]

Date: ________

OPTIONAL RIDER

OPTION TO EXTEND

1. **Right to Extend:** So long as this Lease remains free from default, and so long as Tenant does not assign the Lease or sublet any portion of the Premises; Tenant shall have the option to extend the term of this Lease for 2 successive term(s) of 5 years each, on the terms and conditions contained herein, except for Base Rent which shall be determined as hereinafter provided. Other than as set forth herein, Tenant shall have no further option to extend this Lease. Exercise of each extension option shall be by written notice given to Landlord at least 180 and not more than 210 days prior to expiration of the original term, or the preceding extended term, if any.

2. **Determination of Rent:** During each extended term, Base Rent shall be adjusted to reflect the greater of (a) the fair market rental value of the Premises for the extended term, determined as hereinafter provided or (b) the Base Rent, Percentage Rent, and Additional Rent payable by Tenant immediately prior to the commencement of the extended term in question. Within thirty (30) days after Tenant's notice of exercise of its right to extend, Landlord shall notify Tenant of its determination of the fair market rental value. Within thirty (30) days after the effective date of such notice, Tenant shall either (i) notify Landlord of Tenant's acceptance of Landlord's determination of the fair market rental value, in which event Base Rent for the extended term in question shall be as so determined by Landlord; or (ii) notify Landlord of Tenant's rejection of Landlord's determination of the fair market rental value, in which event the fair market rental value shall be determined in accordance with Section 3. The failure of Tenant to give any notice within the required time period shall be deemed an acceptance by Tenant of Landlord's determination of the fair market rental value.

3. **Arbitration Procedure:** Within ten (10) days after Tenant's rejection of Landlord's determination of fair market rental value, each party shall designate a representative who is either an Oregon licensed MAI appraiser skilled in determining rental rates for retail space in the Portland, Oregon metropolitan area, an owner of Portland, Oregon metropolitan area building containing retail space, or a real estate broker experienced in leasing retail space in the Portland, Oregon metropolitan area. The two representatives so chosen shall select an arbitrator having th above qualifications or, if they cannot agree, the presiding judge of the Circuit Court of Multnomah County, Oregon shall, upon application by either party, select an arbitrator having the above qualifications. At least ninety (90) days prior to the commencement of the extended term in question, each party's representative shall submit to the arbitrator a written report stating such representative's opinion of the fair market rental value of the Premises, based on a consideration of rental rates then being charged (under the most recently executed leases) in the Portland, Oregon metropolitan area for retail space comparable to the Premises. Within thirty (30) days after receipt of such reports, the arbitrator shall accept one or the other of the reports. The determination of the fair market rental value in the report so accepted shall be binding on the parties; provided, however, that Base Rent during any extended term shall not in any event be less than the Base Rent payable by Tenant immediately prior to the commencement of such extended term. The cost of the determination of the fair market rental value pursuant to this Section 3 shall be shared equally by Landlord and Tenant. If the arbitrator does not decide the fair market rental value to be paid prior to commencement of the extended term in question, Rent shall continue to be payable in the amount previously in effect, and retroactive adjustment shall be made when the arbitrator reaches a decision.

Pietka Properties, LLC

Initials: ________

Date: ________

Albina Community Bank

Initials: ________

Date: ________

LEASE ADDENDUM

Rent (Initial Term 5 Years)

Months	Rent
1-12	$1,160.00
13-24	*
25-36	*
37-48	*
49-60	*

*CPI-Floor at 3% Minimum- Cap at 5% (calculated annually)

Triple Net Expenses (Taxes, Insurance, CAM's)

Total Complex square footage at 6568 – Lease space 696 = 10.6%

Landlord to submit supporting documentation for those expenses for the 2003 calendar year as well as each subsequent year that the lease is in force.

Options

Two-Five Year Options at market rent

Space & Signage

See Exhibit A – Floor Plan Drawing

Parking

Onsite parking will be reserved for customer use. Employees are not allowed to park in the parking lot. Employee parking will be available on neighborhood streets.

Shared Bathroom

Bathroom furnished and maintained by Landlord

Pietka Properties, LLC

Initials: ______

Date: ______

Albina Community Bank

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Date: ______

Landlord Work/Responsibility

1. Approve Construction/Tenant Improvement Plans Proposed by Albina Community Bank.
2. Supply Tenant with documentation to support 2003 Building Expenses and complex square footage.

Tenant Work/Responsibility

1. Prepare floor plan
2. All Tenant Improvements within the Albina Bank space; to include securing permits, and preparing the Foot Traffic side of the demising wall for paint or installing slot wall or grid wall of which those materials and installation of same will be paid for by Foot Traffic.

3. All exterior penetrations in conformance with building character to be approved by landlord.

4. Separate HVAC as required

5. Separation of Electrical System, however, if cost prohibitive, Bank to pay a prorated share of the monthly electric service.

Pietka Properties, LLC

Initials: [signature]

Date: ________

Albina Community Bank

Initials: [signature]

Date: ________

Exhibit 6.14

RETAIL LEASE

Between:

ALBINA COMMUNITY BANCORP

("Landlord")

And

FIDELITY NATIONAL TITLE COMPANY OF OREGON

("Tenant")

Dated: March 1, 2004


COPY

Original maintained by Susan

<u>SUMMARY OF FUNDAMENTAL PROVISIONS</u>

Following is a summary of the basic provisions contained in the Lease. In the event of any conflict between any provision contained in this Summary and a provision contained in the balance of the Lease, the latter shall control.

Name of Landlord: **Albina Community Bancorp,**

Address and Facsimile Number for Notices to Landlord: **2002 N.E. MLK Jr. Blvd**

Portland, OR 97212

Attn. Robert McKean, President

(503) 282-4691

Address for Rent Payments: **Same as above**

Name of Tenant and Address of Premises: **Fidelity National Title Company of Oregon**

430 N.W. 10th Avenue

Portland, OR 97204

Attn. Branch Manager

Address and Facsimile Number for Notices to Tenant:

430 N.W. 10th Avenue

Portland, OR 97204

(503) ___-_____

Trade Name Under Which Tenant Will Operate at Premises: **Fidelity National Title**

Business To Be Conducted By Tenant at Premises: **Title escrow company office**

Approximate Floor Area of Premises: **2,262 rentable square feet, more or less**

Lease Term: **Three (3) years, with two (2) options to extend each for three (3) additional years**

Estimated Commencement Date: **April 1, 2004**

Base Rent: **$5,466.50 months 3 though 12; thereafter increasing as provided in Section 2 and the Option to Extend**

Percentage Rent Rate:	**N/A**
Tenant's Share of Additional Rent:	**42.2 % of Building**
Landlord's Broker:	**Gilbert Bros. Commercial Brokerage**
Tenant's Broker:	**Orion Realty Group**
Security Deposit:	**$0.00, not applicable.**
Guarantor's name and address:	**Not applicable**

Standard Form of RETAIL LEASE Adapted from PORTLAND METROPOLITAN ASSOCIATION OF BUILDING OWNERS AND MANAGERS

RETAIL LEASE

THIS LEASE is entered into this 1st day of March, 2004, between ALBINA COMMUNITY BANCORP, an Oregon corporation ("Landlord"), and FIDELITY NATIONAL TITLE COMPANY OF OREGON, an Oregon corporation ("Tenant").

Recitals

Whereas, Landlord is acquiring and renovating a building and other improvements (the "Building") located on that certain real property located at 430 N.W. 10th Avenue, in the City of Portland, County of Multnomah, and State of Oregon (the "Property") and Landlord and Tenant desire to enter into a lease of a portion of such Building on the terms set forth below.

NOW THEREFORE, in consideration of the mutual promises contained herein, Landlord hereby leases to Tenant and Tenant hereby leases from Landlord that certain first floor space in the Building consisting of approximately **2,262** rentable square feet, as more particularly described on the attached Exhibit A (the "Premises"), on the terms and conditions as set forth in this Lease commencing April 1, 2004 and terminating March 31, 2007, subject to adjustment as provided in Section 1 below.

1. TERM

The term of this Lease (the "Term") shall be for a period of thirty six (36) months, commencing on the date on which occurs substantial completion of renovations to the building shell, including, but not limited to, "vanilla shell" tenant improvements as more fully specified in Section 7 below (the "Commencement Date"). Tenant shall exercise its best efforts to complete any work required in the Premises, and approved by Landlord pursuant to Section 7, within sixty (60) days after Landlord delivers possession of the Premises to Tenant. If the first day of the Term shall be a day other than the first day of a calendar month, then the Term shall be deemed extended by the number of days between the Commencement Date of this Lease and the first day of the first calendar month thereafter, so that the Term shall expire at the end of a calendar month. In the event Landlord allows Tenant the right to early possession of the Premises for the purpose of installation of Tenant's improvements to the Premises or for other purposes, Tenant's entry into the Premises shall be subject to all terms and conditions of this Lease except the payment of Rent. Tenant's entry shall mean entry by Tenant, its officers, contractors, employees, licensees, agents, servants, guests, invitees, and visitors. If Landlord, for any reason, does not deliver possession of the Premises on the estimated commencement date set forth in the Summary of Fundamental Provisions (the "Estimated Commencement Date"), this Lease shall not be void or voidable, nor shall Landlord be liable to Tenant for any loss or damage resulting from such delay. In that event, however, Landlord shall deliver possession of the Premises as soon as reasonably practicable. If Landlord is delayed in delivering possession to Tenant for any reason attributable to Tenant, this Lease shall commence on the Estimated Commencement Date

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set forth in the Summary of Fundamental Provisions. If Landlord, for any reason not attributable to Tenant, is unable to deliver possession of the Premises within one hundred eighty (180) days following the Estimated Commencement Date, either party may terminate this Lease by written notice given within ten days following such party's acquiring knowledge of such delay.

2. **BASE RENT**

Beginning on the Commencement Date and continuing during the entire Term, Tenant shall pay to Landlord, as rent for each "Lease Year," "Base Rent" as defined in this Section. The term "Lease Year" shall mean the period from the Commencement Date through the December 31, 2004, January 1 through December 31 for each subsequent full calendar year during the Term, including the final Lease Year. All Rent shall be paid when due without notice, offset, or deduction or for any reason.

(a) **Base Rent**

The minimum monthly rent during the Term ("Base Rent") shall be as follows:

Months 1 and 2:	$0.00 Base Rent;
Months 3 through 12:	$5,466.50 per month (or $29.00 a square foot per year);

(b) **Escalator**

Monthly Base Rent for the second (2nd) and third (3rd) years of the Term of the Lease and for each year of any Extension Term, shall be determined, on or about the first day of such lease year, namely January 1 ("Anniversary"), by the following method of computation:

(i) Compute the percentage increase, if any, of the Consumer Price Index published by the United States Department of Labor for the Portland, Oregon metropolitan area for All Urban Consumers or the nearest comparable data on changes in the cost of living for the Portland metropolitan area reasonably selected by Landlord if such index is no longer published ("CPI"), between that most recently published as of the current Anniversary and that most recently published as of the immediately proceeding Anniversary;

(ii) Multiply the Monthly Base Rent for the immediately preceding Lease year by said percentage (for the 1st year, ignore the free rent period and use the Monthly Base Rent for the 3rd through 12th months); and

(iii)Add the product so obtained to the Monthly Base Rent for the immediately preceding lease year, with the sum so obtained to be the Monthly Base Rent for the current Lease year.

(c) **Payment**

Base Rent shall be paid in advance on or before the first day of each calendar month during the Term, with the first payment to be Base Rent for the third (3rd) month which shall be payable on or before the first day of such month in the amount of $5,466.50. If the first month of the Term shall be a partial month, Base Rent for the third month shall be prorated on a daily basis, based on the actual number of days in such month, and the amount due for such partial month shall be paid on or before the first day of the said third month.


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(d) **No Partnership Created**

Landlord is not by virtue of this Section 2 a partner or joint venturer with Tenant in connection with the business carried on under this Lease, and shall have no obligation with respect to Tenant's debts or other liabilities.

(e) **General**

All references to "Rent" or "Rental" in this Lease shall mean Base Rent, Additional Rent as defined in Section 4 below, and all other payments required of Tenant under this Lease unless otherwise expressly specified and all payments required by Tenant under this Lease shall be deemed "Rent."

(f) **Place of Payment**

Tenant shall pay Rent and other amounts required to be paid by Tenant hereunder to Landlord at the address for Landlord set forth on the last page of this Lease, or at such other place as Landlord may from time to time designate in writing.

3. **SECURITY DEPOSIT**

Not Applicable.

4. **ADDITIONAL RENT**

(a) **Operating Expenses**

In addition to Base Rent, from and after the Commencement Date, Tenant shall pay to Landlord a portion of the Operating Expenses incurred by Landlord in connection with the Property. The term "Operating Expenses" shall mean all expenses paid or incurred by Landlord or on Landlord's behalf, as reasonably determined by Landlord to be necessary or appropriate for the efficient operation, management, maintenance, and repair of the land and the Building. Operating Expenses shall also include the cost of any capital improvement to the Property or Building, amortized with a reasonable finance charge over the shorter period of (i) its useful life or (ii) the longest period during which the cost can be amortized under applicable tax laws; provided, however, that such capital improvements shall include only roof, heating, air conditioning, and sprinkler systems, and those capital improvements to other Building systems that are required by applicable building codes or laws, or those capital improvements that Landlord reasonably believes will improve the operating efficiency of the Building or the Property. Operating Expenses shall also include a reasonable management fee. Tenant shall pay to Landlord an amount each month which is equal to 1/12 of the estimated Annual Operating Expenses, as provided in Section 4(c) below. Tenant's share of Operating Expenses shall equal Forty Two and Two Tenths Percent (42.2%) of those Operating Expenses applicable to the Property and the Building in general.

(b) **Property Taxes and Insurance**

In addition to Base Rent, from and after the Commencement Date, Tenant shall pay Forty Two and Two Tenths Percent (42.2%) of all real property taxes and assessments (including special assessments) levied, assessed or imposed during the Term upon the Property ("Taxes") and Forty

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Two and Two Tenths Percent (42.2%) of the costs of insurance provided by Landlord pursuant to Section 5(a) ("Insurance"). Tenant shall pay to Landlord an amount each month which is equal to one-twelfth of the estimated annual Taxes and Insurance together with Tenant's payments of estimated Operating Expenses, as more particularly provided in Section 4(c) below. If, during the Term, a real property tax limitation is enacted or in effect, then any substitute taxes, in any name or form, which may be adopted to replace or supplement real property taxes shall be added to Taxes for purposes of this Section 4(b). Should there be in effect during the Term any law, statute, or ordinance which levies, assesses, or imposes any tax (other than federal or state income tax) upon rents, Tenant shall pay such taxes as may be attributable to the Rents under this Lease or shall reimburse Landlord for any such taxes paid by Landlord within ten (10) days after Landlord bills Tenant for the same.

(c) **Payment of Operating Expenses, Taxes and Insurance**

Landlord shall notify Tenant of Tenant's required estimated monthly payments of Operating Expenses, Taxes, and Insurance. Beginning on the Commencement Date, and continuing throughout the Term, Tenant shall make such monthly payments on or before the first day of each calendar month. Landlord may, from time to time, by written notice to Tenant, change the estimated monthly amount to be paid. No interest or earnings shall be payable by Landlord to Tenant on any amount paid under this Section 4, and Landlord may commingle such payments with other funds of Landlord. Landlord shall, within ninety (90) days after the close of each calendar year or as soon thereafter as is practicable, deliver to Tenant a written statement setting forth the actual Operating Expenses, Taxes and Insurance for the prior year together with a computation of the charge or credit to Tenant of any difference between the actual cost and the estimated cost paid by Tenant for such period; and any such difference shall be applied to amounts subsequently due from Tenant to Landlord, or if no such sums are or will be owed, then such sums shall be paid or reimbursed, as applicable, within ten (10) days after Landlord gives Tenant notice thereof. If Tenant has any objections to the annual statement made by Landlord, such objections shall be made in writing given to Landlord within thirty (30) days after the statement is submitted to Tenant. If no objection is made within such time period, the annual statement shall be conclusive and binding on Tenant. If Tenant desires to review any of Landlord's records pertaining to Operating Expenses, Taxes or Insurance, Tenant may do so after reasonable prior notice given to Landlord, but no more often that once during any calendar year. Such review shall take place where such records are kept, and shall be conducted by a certified public accountant chosen by Tenant subject to Landlord's prior written approval, which shall not be unreasonably withheld. Tenant shall pay all costs of such review including without limitation reimbursement for time incurred by Landlord's representatives and photocopy charges; provided, however, that if Tenant's review discloses a discrepancy in such records which results in a reduction of Tenant's obligations Operating Expense, Tax and Insurance obligations by Five Percent (5.0%) or more, then Landlord shall pay the reasonable cost of such audit up to $2,500.00.

5. **INSURANCE; INDEMNITY**

(a) **Insurance**

During the Term, that is from and after the Commencement Date, Landlord shall maintain in full force a policy or policies of standard multi-peril insurance covering the Building and other



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improvements (inclusive of Tenant's leasehold improvements to the Premises, but exclusive of Tenant's trade fixtures, furniture, equipment, supplies and other property) situated on the Property for the perils of fire, lightening, windstorm and other perils commonly covered in such policies. Additionally, the perils of earthquake, landslide, flood, and/or other perils may be covered at the election of Landlord. During the Term, Landlord shall maintain in full force a comprehensive liability insurance policy in amounts considered appropriate by Landlord insuring Landlord against liability for bodily injury and property damage occurring in, on or about the Property. Landlord shall use its reasonable efforts to secure said insurance at competitive rates.

(b) **Increases in Premiums**

This Lease is entered into on the basis that Tenant's occupancy will not affect the Property's classification for insurance rating purposes. If the insurance premiums on the Property are increased during the Term as a result of the installation of equipment on the Premises by Tenant, by reason of Tenant maintaining certain goods or materials on the Premises, or as a result of other use or occupancy of the Premises by Tenant, Tenant shall pay the additional cost of the insurance for any such factors (whether or not Landlord has consented to the activity resulting in the increased insurance premiums). Tenant shall refrain from any activity in its use of the Premises which would make it impossible to insure the Premises or the buildings situated on the Property against casualty or which would increase the insurance rate of any such buildings or prevent Landlord from taking advantage of the ruling of the Insurance Rating Bureau of the state in which the Premises are situated or its successors allowing Landlord to obtain reduced premium rates for long term fire insurance policies, unless Tenant pays the additional cost of the insurance. All of Tenant's electrical equipment shall be UL approved. If Tenant installs any electrical equipment that overloads the lines in the Premises or in any such buildings, Tenant shall at its own expense make whatever changes are necessary to comply with the requirements of the insurance underwriters and governmental authorities having jurisdiction. Any insurance premiums to be paid by Tenant by reason of its initial intended use of the Premises or any increase in fire insurance premiums attributable to Tenant's use or occupancy of the Premises during the Term shall be paid by Tenant to Landlord within thirty days after Landlord bills Tenant for the same.

(c) **Indemnity; Tenant's Insurance**

Tenant shall indemnify, defend, and save harmless Landlord from any and all liability, damage, expenses, attorney's fees, causes of actions, suits, claims or judgments, arising out of or connected with (i) the use, occupancy, management, or control of the Premises, (ii) any failure of Tenant to comply with the terms of this Lease, and (iii) the acts or omissions of Tenant, its agents, officers, directors, employees, or invitees; provided, however, that Tenant shall not be liable for claims to the extent caused by the negligence or willful misconduct of Landlord. Tenant shall, at its own cost and expense, defend any and all suits which may be brought against Landlord either alone or in conjunction with others upon any such above mentioned cause or claim, and shall satisfy, pay, and discharge any and all settlements paid by or judgments that may be entered against Landlord regardless of whether a lawsuit is actually filed. Tenant shall at its own expense during the Term carry in full force and effect a comprehensive public liability insurance policy including property and personal injury coverage, with an insurance carrier satisfactory to Landlord, naming Landlord, Landlord's management agent, and Landlord's lender


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as additional insureds, with a combined single limit for bodily injury or property damage in an amount of not less Two Million Dollars ($2,000,000.00), per occurrence and in aggregate, insuring against any and all liability of Tenant with respect to the Premises and under this Lease including without limitation Tenant's indemnity obligations under this Lease, or arising out of the maintenance, use or occupancy of the Premises. Tenant shall also carry casualty ("property") insurance on its possessions in the Premises, including but not limited to its trade fixtures, furniture, equipment and supplies, with an endorsement for sprinkler damage coverage, as well as 6-months business interruption insurance, and casualty insurance which fully covers repair and replacement of broken store front windows. If engaged in the sale or distribution of alcoholic beverages, Tenant shall carry liquor liability insurance in a form and in such amounts satisfactory to Landlord. Such policy shall provide that the insurance shall not be cancelable or modified without at least ten (10) days prior written notice to Landlord, and shall be deemed primary and noncontributing with other insurance available to Landlord. All insurance shall be with insurance companies licensed in Oregon and reasonably acceptable to Landlord. On or before the Commencement Date, Tenant shall furnish Landlord with a certificate or other acceptable evidence that such insurance is in effect. Tenant shall also provide and maintain insurance to comply with any applicable Worker's Compensation and Employer's Liability Laws.

6. **USE OF PREMISES**

The Premises shall be used for the operation of a title escrow company office and for no other purpose without Landlord's written consent. In connection with the use of Premises, Tenant shall, at Tenant's sole cost and expense except as specifically provided otherwise herein:

(a) Conform to all applicable laws, statutes, rules, ordinances, orders, regulations and requirements of any public authority ("Laws") affecting the Premises and the use of the Premises and correct, at Tenant's own expense, any failure of compliance created through Tenant's fault or by reason of Tenant's use, unless such failure is due to Landlord's default in the performance of the agreements set forth in this Lease to be kept and performed by Landlord. Without limiting the generality of the foregoing, Tenant shall comply with the Americans with Disabilities Act as it applies to the Premises and its use and all obligations pertaining to asbestos, if any is present, as required by the Occupational Safety and Health Administration (OSHA) applicable to the Premises and to Tenant's employees;

(b) Refrain from any activity which would be offensive to Landlord, to other tenants in the Building, or to owners or users of the adjoining premises, as reasonably determined by Landlord, or from any activity which would tend to create a nuisance or damage the reputation of the Premises or of any such buildings. Without limiting the generality of the foregoing, Tenant shall not permit any noise or odor to escape or be emitted from the Premises nor permit the use of flashing (strobe) lights nor shall Tenant permit the sale or display of offensive materials as reasonably determined by Landlord;

(c) Refrain from loading the floors, electrical systems, plumbing systems, or heating, ventilating and air conditioning systems ("HVAC") beyond the point considered safe by a competent engineer or architect selected by Landlord and refrain from using electrical, water, sewer, HVAC, and plumbing systems in any harmful way. If Landlord employs an engineer, architect, electrical, or other consultant to determine whether Tenant's use of the Premises is in violation of this Section 6(c), Tenant shall pay the reasonable costs incurred in connection with


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that employment. Tenant shall use hair interceptors, grease traps or other drain protection devices as needed to avoid such harmful use;

(d) Not permit any pets or other animals in the Premises except for Seeing Eye dogs;

(e) Refrain from making any marks on or attaching any sign, insignia, antenna, window covering, aerial or other device to the exterior or interior walls, windows or roof of the Premises without the written consent of the Landlord, which consent shall not be unreasonably withheld. Landlord need not consent to any sign that fails to conform to the design concept of the Building and to all policies and procedures as established by Landlord. Prior to installing any signs, Tenant shall submit detailed color drawings to Landlord for approval indicating the location, size, layout, design, and color of proposed sign, including all lettering and graphics. Electrical service to all signs shall be at Tenant's sole expense. Free standing or monument signs are prohibited. Tenant shall be allowed to place its signage on the building exterior on both the 10th Avenue and Glisan Street sides upon Landlord's and the City of Portland's approval. Landlord shall not unreasonably withhold consent to signage so long as it is tasteful and its size conforms to the Building's standards; provided however that Tenant's standard logo is acknowledged to be "tasteful." Notwithstanding Landlord's consent to any signs, Tenant shall (i) comply with all Laws and obtain any necessary permits and governmental approvals related to such signs at its own cost and expense, and (ii) within fifteen (15) days after Lease expiration or earlier termination, remove all such signs and repair any damage to the Premises caused thereby, at Tenant's own cost and expense;

(f) Comply with any reasonable rules and regulations respecting the use of the Premises promulgated by Landlord from time to time and communicated to Tenant in writing. Without limiting the generality of the foregoing, such rules may establish hours during which the common area shall be open for use, may regulate deliveries to the Premises and may regulate in-Building and on-street parking by Tenant's employees. Tenant shall use its best efforts to complete, or cause to be completed, all deliveries, loading and unloading to the Premises by 11:00 a.m. each day, and to prevent delivery trucks or other vehicles serving the Premises to park or stand in front of the locations of other tenants;

(g) Comply with any no smoking (and other health related) policies and procedures established by any Law or by Landlord from time to time;

(h) Recognizing that it is in the interest of both Tenant and Landlord to have regulated hours of business, Tenant shall keep the Premises open for business and cause Tenant's business to be conducted therein during those days and hours as is customary for businesses of like character in the city or county in which the Premises are situated. Any failure to operate by Tenant shall be excused to the extent that the use of the Premises is interrupted or prevented by causes beyond Tenant's reasonable control; provided, however, that Tenant's financial condition, poor market demand for Tenant's services, and other economic factors shall not excuse Tenant's obligation to continuously operate as required under this section;

(i) Maintain on the Premises an adequate staff to service the usual and ordinary requirements of its customers.


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(j) Not permit any cash, credit card, or coin-operated vending, novelty or gaming machines or equipment on the Premises without the prior written consent of Landlord; and not to permit the use of any part of the Premises for a second-hand store, nor for an auction, distress or fire sale, or bankruptcy or going-out-of-business sale or the like;

(k) Refrain from violating or causing the violation of any exclusive use provision granted to any tenant or other occupant of the Property as to which Tenant has been given written notice;

(l) Not commit or suffer any harm to the Premises including without limitation the improvements thereon or any part thereof; and Tenant shall keep the Premises in a neat, clean, sanitary, and orderly condition;

(m)Refrain from any use of any area on the Property which is outside of the Premises unless such use is specifically permitted in writing by Landlord in advance; and

(n) Not generate, release, store, or deposit on the Premises any environmentally hazardous or toxic substances, materials, wastes, pollutants, oils, or contaminants, as defined or regulated by any federal, state, or local law or regulation or any other Law (collectively, "Hazardous Substances"), except that Tenant may have and use small quantities of Hazardous Substances on the Premises as required in the ordinary course of Tenant's business. Tenant shall indemnify, defend, and hold harmless Landlord from and against any and all claims, losses, damages, response costs and expenses of any nature whatsoever (including without limitation attorneys', experts', and paralegals' fees) arising out of or in any way related to the generation, release, storage, or deposit of Hazardous Substances on the Premises or on Landlord's property by Tenant or any other person or entity other than Landlord on and/or after the date of this Lease.

(o) Comply with the requirements of all operation and easement agreements and all other agreements and requirements of record on the Property.

7. TENANT IMPROVEMENTS AND ALTERATIONS

Except as specified in the letter of Stephen Wasserberger of Wasserberger Design Group Architects PC to Ted Gilbert dated October 21, 2003 and attached floor plans (collectively "Wasserberger Letter"), which letter is attached hereto as Exhibit A and which details the specifications for the finished shell to be provided and paid for by Landlord and consistent with the Work Agreement, attached as a Rider 2 hereto, Tenant shall pay for all tenant improvements, whether the work is performed by Landlord or by Tenant. Tenant shall, within five (5) calendar days of the Possession Date, give written notice to Landlord of any defects in the Premises or any failure by Landlord to comply with the Wasserberger Letter. Failure so to give notice shall be deemed acceptance of the Premises in its condition on the Possession Date. If any improvements to the Premises or other work on the Premises by Tenant causes the need to comply with any Laws in areas outside of the Premises including without limitation the Americans with Disabilities Act or regulations pertaining to earthquake codes, Tenant shall pay the cost thereof as well. Tenant shall make no improvements or alterations on the Premises of any kind, including the initial work to be performed by Tenant in the Premises, without the prior written consent of Landlord, which consent shall not be unreasonably withheld. Prior to the commencement of any work by Tenant, Tenant shall first submit the following to Landlord and

Except Landlord shall provide Tenant with a Tenant Improvement allowance in the Amount of $20.00 per Rentable Square foot

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obtain Landlord's written consent, which consent shall not be unreasonably withheld: (a) Tenant's plans and specifications; (b) Tenant's estimated costs; and (c) the names of all of Tenant's contractors and subcontractors. If Landlord is to perform some or all of such work, Landlord shall have the right to require Tenant to pay for the cost of the work in advance or in periodic installments. If the work is to be performed by Tenant, Landlord shall have the right to require Tenant to furnish adequate security to assure timely payment to the contractors and subcontractors for such work. All work performed by Tenant shall be done in strict compliance with all applicable building, fire, sanitary, and safety codes, and other Laws, and Tenant shall secure all necessary permits for the same. Tenant shall keep the Premises free from all liens filed in connection with any such work. All work performed by the Tenant shall be carried forward expeditiously, shall not interfere with Landlord's work or the work to be performed by or for other tenants, and shall be completed within a reasonable time. Landlord or Landlord's agents shall have the right at all reasonable times to inspect the quality and progress of such work. All improvements, alterations and other work performed on the Premises by either Landlord or Tenant shall be the property of Landlord when installed, except for Tenant's trade fixtures, and may not be removed at the expiration of this Lease unless the applicable Landlord's consent specifically provides otherwise. Notwithstanding Landlord's consent to improvements or alterations by Tenant, all such improvements, alterations or other work to be performed by Tenant shall be at the sole cost and expense of Tenant.

8. REPAIRS AND MAINTENANCE

(a) Landlord's Responsibilities and Rights

The following shall be the responsibility of Landlord, provided that the cost thereof shall be recoverable by Landlord as Operating Expenses to the extent provided in Section 4(a):

i. Structural repairs and maintenance and repairs necessitated by structural disrepair or defects;

ii. Repair and maintenance of the exterior walls, roof, gutters, downspouts and the foundation of the Building. This shall not include maintenance of the operating condition of doors and windows or replacement of glass, nor maintenance of the store front; and

iii. Repair of interior walls, ceilings, doors, windows, floors and floor coverings when such repairs are made necessary because of failure of Landlord to keep the structure in repair as above provided in this Section 8(a).

Note that Landlord has totally remodeled and renovated the Building, so as to deliver to Tenant the Premises in "vanilla shell" condition, consistent with the Wasserberger Letter cited in Section 7 above. During the Lease, Landlord shall be entitled to remodel, up-grade, reconfigure, alter and improve the Building, including but not limited to and in particular the Building shell, structure, common areas and mechanical systems, whether located in the common areas or within Tenant's Premises.

(b) Tenant's Responsibilities

The following shall be the responsibility of Tenant:

i. The interior of the Premises, including any interior partitioning, decoration and any other improvements over and above the Wasserberger Letter specifications.

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ii. Any repairs and replacements necessitated by the negligence or use of the Premises by Tenant, its agents, employees and invitees;

iii. Maintenance, repair, and replacement of the heating and air conditioning systems and sprinkler systems, if any. However, Landlord reserves the right to contract with a service company for the maintenance and repair of the foregoing systems, or any of them; and Tenant's share of such expenses shall be paid by Tenant to Landlord monthly;

iv. Maintenance and repair of the interior walls and floor coverings (both hard surfaces and carpeting);

v. Any repairs or alterations required under Tenant's obligation to comply with all applicable Laws as set forth in this Lease; and

vi. All other repairs, maintenance, and replacements to the Premises which Landlord is not expressly required to make under Section 8(a) above, which includes, without limiting the generality of the foregoing, the replacement of all glass which may be broken or cracked during the Term with glass of as good or better quality than that in use at the commencement of the Term, the store front, wiring, plumbing, drainpipes, sewers, and septic tanks including without limitation, repairs outside of the Premises if the need for the repair arises from Tenant's use of the Premises. All of Tenant's work shall be in full compliance with then-current building code and other governmental requirements. Tenant or Landlord, at its election shall contract with a qualified pest extermination company for regular extermination services to keep the Premises free of pests, vermin, and rodents.

(c) **Inspections**

Landlord shall have the right to inspect the Premises at any reasonable time or times to determine the necessity of repair. Whether or not such inspection is made, the duty of Landlord to make repairs as outlined above in any area in Tenant's possession and control shall not mature until a reasonable time after Landlord has received from Tenant written notice of the necessity of repairs, except in the event emergency repairs may be required and in such event Tenant shall attempt to give Landlord immediate notice considering the circumstances.

(d) **Landlord's Work**

All repairs, replacements, alterations, renovations or other work performed on or around the Premises by Landlord shall be done in such a way as to interfere as little as reasonably possible with the use of the Premises by Tenant. Tenant shall have no right to an abatement of Rent nor any claim against Landlord for any inconvenience or disturbance resulting from Landlord's performance of repairs, maintenance, replacements, alterations and renovations (collectively "Work") pursuant to this Section 8. Landlord shall have no liability for failure to perform required maintenance and repair unless written notice of such maintenance or repair is given by Tenant and Landlord fails to commence efforts to remedy the problem in a reasonable time and manner. Landlord shall have the right to erect scaffolding and other apparatus necessary for the purpose of making repairs or alterations to the Building. Work may be done during normal business hours. Tenant shall have no claim against Landlord for any interruption or reduction of services or interference with Tenant's occupancy caused by Landlord's Work, and no such interruption or reduction shall be construed as a constructive or other eviction of Tenant.


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9. **LIENS; TENANT'S TAXES**

Tenant shall keep the Premises free from all liens, including construction or mechanic's liens, arising from any act or omission of Tenant or those claiming under Tenant. Landlord shall have the right to post and maintain on the Premises or the Building such notices of non-responsibility as are provided for under the lien laws of the state of Oregon. Tenant shall be responsible for and shall pay when due all taxes assessed during the Term against any leasehold or personal property of any kind owned by or placed upon or about the Premises by Tenant.

10. **UTILITIES**

Tenant shall pay promptly for all water and sewer facilities, gas and electrical services, including heat and light, garbage collection, recycling, and all other facilities and utility services used by Tenant or provided to the Premises during the Term. If the heating and air-conditioning systems or any other utility service is not on separate meters, Tenant shall pay its proportionate share of such charges as reasonably determined by Landlord provided in Section 4(a) of this Lease. Tenant shall arrange for regular and prompt pickup of trash and garbage and shall store such trash and garbage in only those areas designated by Landlord. However, if Landlord elects to arrange for garbage collection on a cooperative basis for Tenant and other tenants, Tenant shall pay its proportionate share as reasonably determined by Landlord as provided in Section 4(a) of this Lease. Tenant shall comply with any recycling programs required by any Law or reasonably required by Landlord. Landlord shall not be liable or responsible for any interruption of utility service to the Premises and any such interruption shall not entitle Tenant to any abatement of rent, unless such interruption is caused solely by the negligence or willful act of Landlord.

11. **ICE, SNOW, AND DEBRIS**

Tenant shall keep the walks in front of the Premises free and clear of ice, snow, rubbish, debris, and obstructions. Tenant shall indemnify and hold Landlord harmless from any injury whether to Landlord or Landlord's property or to any other person or property caused by Tenant's failure to perform Tenant's obligations under this Section 11. Tenant's obligations under this Section 11 shall be performed at Tenant's cost and expense. Landlord reserves the right to cause the removal of ice, snow, debris and obstruction from the area in front of the Premises and Tenant shall pay the cost thereof within ten days after billing therefor.

12. **WAIVER OF SUBROGATION**

Neither party shall be liable to the other for any loss or damage caused by fire or any of the risks enumerated in a standard multi-peril insurance policy, including sprinkler leakage insurance if the Premises have sprinklers, to the extent that any such insurance actually pays any such loss or damage. All claims or rights of recovery for any and all such loss or damage, however caused, are hereby waived. Without limiting the generality of the foregoing, said absence of liability shall exist whether or not such loss or damage is caused by the negligence of either Landlord or Tenant or by any of their respective agents, servants or employees.

13. **INJURY TO TENANT'S PROPERTY**

Landlord shall not be liable for any injury to the goods, stock, merchandise or any other property of Tenant or to any person in or upon the Premises or to the leasehold improvements in the Premises resulting from fire or collapse of the Building or any portion thereof or any other cause,

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including but not limited to damage by water or gas, or by reason of any electrical apparatus in or about the Premises. Tenant shall carry adequate insurance coverage at its sole cost and expense to cover the risks described in this section.

14. **DAMAGE OR DESTRUCTION**

(a) **Partial Destruction**

If the Premises shall be partially damaged by fire or other cause, and Section 14(b) below does not apply, the damages to the Premises shall be repaired by Landlord, and all Base Rent until such repair shall be made shall be apportioned according to the part of the Premises which is useable by Tenant, except when such damage occurs because of the fault of Tenant **in which** event there shall be no rent apportionment or abatement. The repairs shall be accomplished with all reasonable dispatch. Landlord shall bear the cost of such repairs (but not the cost of repairing or replacing Tenant's leasehold improvements over and above the Wasserberger Letter specifications except to the extent such excess improvements are covered by Landlord's casualty insurance called for in Section 5 (a) above or Tenant's trade fixtures, which fixtures should be covered by Tenant's own insurance, see Section 14 (c) below) unless the damage occurred from a risk which would not be covered by a standard fire insurance policy with an endorsement for extended coverage, including sprinkler leakage, and the damage was the result of the fault of Tenant, in which event Tenant shall bear the expense of the repairs.

(b) **Substantial Damage**

If the buildings situated on the Property or the Building or the Premises, or any of them, are Twenty Five percent (25%) or more destroyed during the Term by any cause, Landlord may elect to terminate the Lease as of the date of damage or destruction by notice given to Tenant in writing not more than sixty (60) days following the date of damage. In such event all rights and obligations of the parties shall cease as of the date of termination. In the absence of an election to terminate, Landlord shall proceed to restore the Premises, if damaged, to substantially the same form as prior to the damage or destruction, so as to provide Tenant useable space equivalent in quantity and character to that before the damage or destruction. Work shall be commenced as soon as reasonably possible, and thereafter proceed without interruption, except for work stoppages on account of matters beyond the reasonable control of Landlord. From the date of damage until the Premises are restored or repaired, Base Rent shall be abated or apportioned according to the part of the Premises useable by Tenant, unless the damage occurred because of the fault of Tenant in which event there shall be no rent apportionment or abatement. Landlord shall bear the cost of such repairs (but not the cost of repairing or replacing Tenant's leasehold improvements over and above the Wasserberger Letter specifications or Tenant's trade fixtures which should be covered by Tenant's own insurance, see Section 14 (c) below) unless the damage occurred from a risk which would not be covered by a standard fire insurance policy with an endorsement for extended coverage, including sprinkler leakage, and the damage was the result of the fault of Tenant, in which event Tenant shall bear the expense of the repairs. Notwithstanding anything herein to the contrary, in the event a qualified expert mutually selected by Landlord and Tenant determines that the Premises cannot be repaired or restored within one hundred and eighty (180) days from the date of casualty, Tenant may, at its option exercised by the later of (a) ten (10) days after such determination or (b) forty five (45) days of the casualty, terminate this Lease effective on the giving of such notice.

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(c) **Restoration**

If the Premises are to be restored by Landlord as above provided in this Section 14, Landlord shall be responsible to restore, at its expense, not only the Building shell, demising walls and mechanical and utility systems serving the Premises, but also all leasehold improvements, to the extent covered by Landlord's required casualty insurance and Tenant, at its expense, shall be responsible for the repair or replacement of Tenant's stock in trade, trade fixtures, furnishings, and equipment; and Tenant shall commence the installation of the same promptly upon delivery to it of possession of the Premises and Tenant shall diligently prosecute such installation to completion.

15. **EMINENT DOMAIN**

(a) **Partial Taking**

If a portion of the Premises is condemned and neither Section 15(b) nor Section 15(c) apply, the Lease shall continue in effect. Landlord shall be entitled to all the proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of condemnation. Landlord shall proceed as soon as reasonably possible to make such repairs and alterations to the Premises as are necessary to restore the remaining Premises to the condition as comparable as reasonably practicable to that existing at the time of condemnation. Base Rent shall be abated to the extent that the Premises are un-tenantable during the period of alteration and repair. After the date on which title vests in the condemning authority, Base Rent shall be reduced commensurately with the reduction in the objective value of the Premises as an economic unit on account of the partial taking.

(b) **Substantial Taking of the Property**

If a condemning authority takes any substantial part of the Property or any substantial part of the Building, the Lease shall, at the option of Landlord, terminate as of the date title vests in the condemning authority. In such event all rights and obligations of the parties shall cease as of the date of termination. Landlord shall be entitled to all of the proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of the condemnation. Tenant shall be free to make a separate claim for its moving expenses and lost trade fixtures so long as such claim does not interfere with or reduce Landlord's claim or award.

(c) **Substantial Taking of Premises**

If a condemning authority takes all of the Premises or a portion sufficient to render the remaining Premises reasonably unsuitable for Tenant's use, Tenant shall have the option to terminate this Lease upon written notice to Landlord given within sixty (60) days of Tenant's receipt of notice of the taking. In such event, the Lease shall terminate as of the date title vests in the condemning authority. Landlord shall be entitled to all of the proceeds of condemnation, and Tenant shall have no claim against Landlord as a result of the condemnation. Tenant shall be free to make a separate claim for its moving expenses and lost trade fixtures so long as such claim does not interfere with or reduce Landlord's claim or award.

(d) **Definition**



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Sale of all or any part of the Premises to a purchaser with the power of eminent domain in the face of a threat or probability of the exercise of the power shall be treated for the purpose of this Lease as a taking by condemnation.

16. **BANKRUPTCY**

Subject to Section 17, this Lease shall not be assigned or transferred voluntarily or involuntarily by operation of law. It may, at the option of Landlord, be terminated, if Tenant be adjudged bankrupt or insolvent, or makes an assignment for the benefit of creditors, or files or is a party to the filing of a petition in bankruptcy, or commits an act of bankruptcy, or in case a receiver or trustee is appointed to take charge of any of the assets of Tenant or sublessees or assignees in or on the Premises, and such receiver or trustee is not removed within 30 days after the date of his appointment, or in the event of judicial sale of the personal property in or on the Premises upon judgment against Tenant or any sublessees or assignee hereunder, unless such property or reasonable replacement therefor be installed on the Premises. To the extent permitted by law, this Lease or any sublease hereunder shall not be considered as an asset of a debtor-in-possession, or an asset in bankruptcy, insolvency, receivership, or other judicial proceedings. This Lease shall be considered a lease of real property in a shopping center within the meaning of Section 365(b)(3) of the U.S. Bankruptcy Code.

17. **DEFAULT**

The following shall be events of default:

(a) Failure of Tenant to pay any Rent when due or failure of Tenant to pay any other charge required under this Lease within ten (10) days after it is due.

(b) Failure of Tenant to execute the documents described in Section 21 or 22 within the time required under such Sections; failure of Tenant to provide or maintain the insurance required of Tenant pursuant to Section 5(c); or failure of Tenant to comply with any Laws as required pursuant to Section 6 within 24 hours after written demand by Landlord.

(c) Failure of Tenant to comply with any term or condition or fulfill any obligation of this Lease (other than the failures described in Sections 17(a) or 17(b) above) within thirty (30) days after written notice by Landlord specifying the nature of the default with reasonable particularity. If the default is of such nature that it cannot be completely remedied within the thirty (30) day period, this provision shall be complied with if Tenant begins correction of the default within the 30-day period and thereafter proceeds with reasonable diligence and in good faith to effect the remedy as soon as practicable. Landlord shall not be obligated to give written notice for the same type of default more than twice; at Landlord's option, a failure to perform an obligation after the second notice shall be an automatic event of default, without notice or any opportunity to cure.

(d) The abandonment of the Premises by Tenant or the failure of Tenant for ninety (90) days or more to occupy the Premises for one or more of the designated purposes of this Lease unless such failure is excused under other provisions of this Lease.

(e) The bankruptcy or insolvency of Tenant or the occurrence of other acts specified in Section 16 of this Lease which give Landlord the option to terminate.

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(f) The assignment or subletting or purported assignment or subletting of Tenant's interest under this Lease in violation of Section 20.

18. **REMEDIES ON DEFAULT**

In the event of a default, Landlord may, at Landlord's option, exercise any one or more of the rights and remedies available to a landlord in Oregon to redress such default, consecutively or concurrently, including the following:

(a) Landlord may elect to terminate Tenant's right to possession of the Premises or any portion thereof by written notice to Tenant. Following such notice, Landlord may re-enter, take possession of the Premises and remove any persons or property by legal action or by self-help with the use of reasonable force and without liability for damages. To the extent permitted by law, Landlord shall have the right to retain the personal property belonging to Tenant which is on the Premises at the time of re-entry, or the right to such other security interest therein as the law may permit, to secure all sums due or which become due to Landlord under this Lease. Perfection of such security interest shall occur by taking possession of such personal property or otherwise as provided by law.

(b) Following re-entry by Landlord, Landlord may relet the Premises for a term longer or shorter than the Term and upon any reasonable terms, including the granting of rent concessions to the new tenant. Landlord may alter, refurbish or otherwise change the character or use of the Premises in connection with such reletting. Landlord shall not be required to relet for any use or purpose which Landlord may reasonably consider injurious to its property or to any tenant which Landlord may reasonably consider objectionable. No such reletting by Landlord following a default by Tenant shall be construed as an acceptance of the surrender of the Premises. If rent received upon such reletting exceeds the Rent received under this Lease, Tenant shall have no claim to the excess.

(c) Following re-entry Landlord shall have the right to recover from Tenant the following damages:

(1) All unpaid or other charges for the period prior to re-entry, plus interest at the greater of Fifteen Percent (15%) per annum or a rate equal to five percentage points in excess of the discount rate, including any surcharge on the discount rate, on 90-day commercial paper declared by the Federal Reserve Bank in the Federal Reserve district in which Portland, Oregon is located on the date the charge was due (the "Interest Rate").

(2) An amount equal to the Rent lost during any period during which the Premises are not relet, if Landlord uses reasonable efforts to relet the Premises. If Landlord lists the Premises with a real estate broker experienced in leasing commercial property in the metropolitan area in which the Premises are located, such listing shall constitute the taking of reasonable efforts to relet the Premises.

(3) All costs incurred in reletting or attempting to relet the Premises, including but without limitation, the cost of cleanup and repair in preparation for a new tenant, including any improvements to the Premises and the cost of correcting any defaults or restoring any unauthorized alterations and the amount of any real estate commissions and advertising expenses.

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BOMA Portland

(4) The difference between the Rent reserved under this Lease and the amount actually received by Landlord after reletting, as such amounts accrue.

(5) Reasonable attorney's fees and legal expenses incurred in connection with the default, whether or not any litigation is commenced.

(d) Landlord may sue periodically to recover damages as they accrue throughout the Term and no action for accrued damages shall be a bar to a later action for damages subsequently accruing. To avoid a multiplicity of actions, Landlord may obtain a decree of specific performance requiring Tenant to pay the damages stated in Section 18(c) above as they accrue. Alternatively, Landlord may elect in any one action to recover accrued damages plus damages attributable to the remaining Term equal to the difference between the Rent under this Lease and the reasonable rental value of the Premises for the remainder of the Term.

(e) In the event that Tenant remains in possession following default and Landlord does not elect to re-enter, Landlord may recover all back Rent and other charges, and shall have the right to cure any non-monetary default and recover the cost of such cure from Tenant, plus interest from the date of expenditure at the Interest Rate. In addition, Landlord shall be entitled to recover attorney's fees reasonably incurred in connection with the default, whether or not litigation is commenced. Landlord may sue to recover such amounts as they accrue, and no one action for accrued damages shall bar a later action for damages subsequently accruing.

(f) The foregoing remedies shall not be exclusive but shall be in addition to all other remedies and rights provided under applicable law, and no election to pursue one remedy shall preclude resort to another remedy.

19. **SURRENDER AT EXPIRATION**

(a) **Condition of Premises**

Upon expiration of the Term or earlier termination Tenant shall deliver all keys to Landlord and surrender the Premises in the same condition as received by Tenant, normal wear and tear excepted, and broom clean. Improvements and alterations constructed by Tenant shall not be removed or the Premises restored to its original condition unless the terms of Landlord's consent to the improvements or alteration specifically requires removal or gives Landlord the option to require removal and, in the latter case, Landlord confirms such requirement not less than thirty (30) days prior to the expiration or earlier termination of the Lease, in which event Tenant shall remove those designated by Landlord for removal and restore the Premises. Depreciation and wear from ordinary use for the purpose for which the Premises were let need not be restored, but all repair for which Tenant is responsible shall be completed to the latest practical date prior to such surrender. Tenant's obligations under this Section 19 shall be subject to the provisions of Section 14 relating to damages or destruction.

(b) **Fixtures**

i. All fixtures placed upon the Premises during the Term, other than Tenant's trade fixtures, shall, at Landlord option, become the property of Landlord. Movable furniture, decorations, floor covering other than hard surface bonded or adhesively fixed flooring, curtains, drapes, blinds, furnishing and trade fixtures shall remain the property of


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Tenant if placed on the Premises by Tenant; provided, however, if Landlord granted Tenant an allowance for improvements, installation, floor coverings, curtains, drapes, blinds or other items, such items shall at Landlord's option become the property of Landlord notwithstanding the installation thereof by Tenant.

ii. If Landlord so elects, Tenant shall remove any or all fixtures which would otherwise remain the property of Landlord, and shall repair any damage resulting from the removal. If Tenant fails to remove such fixtures, Landlord may do so and charge the cost to Tenant with interest at the Interest Rate. Tenant shall remove all furnishings, furniture and trade fixtures which remain the property of Tenant and shall repair any damage resulting from the removal. If Tenant fails to do so, this shall be an abandonment of the property, and Landlord may retain the property and all rights of Tenant with respect to it shall cease. Landlord may effect a removal and place the property in public or private storage for Tenant's account. Tenant shall be liable to Landlord for the cost of removal, transportation to storage, with interest on all such expenses from the date of expenditure at the Interest Rate.

iii. The time for removal of any property or fixtures which Tenant is required to remove from the Premises upon termination shall be as follows:

(1) On or before the date the Lease terminates because of expiration of the Term or because of a default under Section 18.

(2) Within thirty (30) days after notice from Landlord requiring such removal where the property to be removed is a fixture which Tenant is not required to remove except after such notice by Landlord, and such date would fall after the date on which Tenant would be required to remove other property.

(c) **Holdover**

If Tenant does not vacate the Premises at the time required, Landlord shall have the option to treat Tenant as a tenant from month-to-month, subject to all of the provisions of this Lease except the provision for the Term, and except the Base Rent provided herein shall increase to One Hundred and Twenty Five Percent (125%) of the then-current Base Rent during the period of the month-to-month tenancy. Failure of Tenant to remove fixtures, furniture, furnishings or trade fixtures or to repair any damage caused by such removal which Tenant is required to remove and repair under this Lease shall constitute a failure to vacate to which this Section 19(c) shall apply if the property not removed or repaired will interfere with occupancy of the Premises by another tenant or with occupancy by Landlord for any purpose including preparation for a new tenant.

20. ASSIGNMENT AND SUBLETTING

(a) Landlord's Consent

Tenant shall not, either voluntarily or by operation of law, sell, assign or transfer this Lease or sublet the Premises or any part thereof, or assign any right to use the Premises or any part thereof (each a "Transfer") without the prior written consent of Landlord, which consent shall not be unreasonably withheld, and any attempt to do so without such prior written consent shall be void and, at Landlord's option, shall terminate this Lease. If Tenant requests Landlord's consent to any Transfer, Tenant shall promptly provide Landlord with a copy of the proposed agreement


BOMA
Portland

between Tenant and its proposed transferee and with all such other information concerning the business and financial affairs of such proposed transferee as Landlord may request. Landlord may withhold such consent unless the proposed transferee (i) is satisfactory to Landlord as to credit, managerial experience, net worth, character and business or professional standing, (ii) is a person or entity whose possession of the Premises would not be inconsistent with Landlord's commitments with other tenants or with the mix of uses Landlord desires at the Property, (iii) will occupy the Premises solely for the use authorized under this Lease, (iv) expressly assumes and agrees in writing to be bound by and directly responsible for all of Tenant's obligations hereunder, (v) will conduct a business which does not adversely impact the use of the Property's common areas, and (vi) (not applicable). Landlord's consent to any such Transfer shall in no event release Tenant from its liabilities or obligations hereunder, including any renewal term, nor relieve Tenant from the requirement of obtaining Landlord's prior written consent to any further Transfer. Landlord's acceptance of rent from any other person shall not be deemed to be a waiver by Landlord of any provision of this Lease or a consent to any Transfer. No modification, amendment, assignment, or sublease shall release Tenant, any assignee, or any guarantor of its liabilities or obligations under this Lease. Any attempted Transfer without consent, except as otherwise permitted without consent, shall be null and void and, at the option of Landlord, will cause termination of this Lease.

(b) **Payment to Landlord and Termination of Lease**

iv. Landlord may, as a condition to its consideration of any request for consent to a proposed Transfer, impose a fee to cover Landlord's administrative and legal expenses in connection therewith. Such fee shall (i) be payable by Tenant upon demand, (ii) include all legal fees incurred by Landlord, and (iii) be retained by Landlord regardless of whether such consent is granted and (iv) shall not exceed One Thousand Dollars ($1000.00)

v. If any such proposed Transfer provides for the payment of, or if Tenant otherwise receives, rent, additional rent or other consideration for such Transfer which is in excess of the Rent and all other amounts which Tenant is required to pay under this Lease (regardless of whether such excess is payable on a lump sum basis or over a term), then in the event Landlord grants its consent to such proposed Transfer, Tenant shall pay Landlord the amount of such excess as it is received by Tenant, net of the Tenant's reasonable and actual costs of such Transfer, including but not limited to attorneys fees. Any violation of this paragraph shall be deemed a material and non-curable breach of this Lease.

vi. If Tenant proposes a sublease or assignment, Landlord shall have the option to terminate this Lease and deal directly with the proposed sublessee, assignee, or any third party with regard to the Premises.

vii. If Tenant is a corporation, an unincorporated association, a partnership, a limited partnership, or a limited liability company, the transfer, assignment or hypothecation of any stock or interest in such entity in the aggregate in excess of Twenty Five Percent (25%) shall be deemed a Transfer of this Lease within the meaning and provisions of this Section 20.

Notwithstanding anything to the contrary contained in this Section or the Lease, Tenant shall have the right, without the consent of Landlord and independent of any other provision of this


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Lease with respect to assignment or subletting, to assign this Lease or sublet the Premises to an unaffiliated entity which is merged or consolidated with Tenant and/or Tenant's parent; or which acquires all or substantially all of the outstanding capital stock or assets of Tenant; or which acquires all or substantially all of the title escrow offices of Tenant in Oregon operating under the same trade name then in use at the Premises; provided, however, that any event: (a) Tenant shall remain fully liable during the un-expired term of this Lease, except with respect to a merger or consolidation wherein the Tenant entity is dissolved as a matter of law; (b) any such assignment or subletting shall be subject to all of the terms, covenants, and conditions of this Lease, including the use restrictions of Section 6; (c) the assignee or subtenant shall have a net worth equal to, or greater than, Five Million Dollars ($5,000,000.00). Further, it shall not be deemed an assignment of the Premises or subletting of the Premises or a change of control of Tenant, if there is a sale, issuance, transfer, or trading of the stock of Tenant or its parent to the public; or the transfer of shares of stock of Tenant and/or Tenant's parent to or among the immediate members of the family of a shareholder, to a living trust for estate planning purposes or by will or intestacy, or to existing shareholders of Tenant or to Tenant.

21. SUBORDINATION; NON-DISTURBANCE

Tenant's interest hereunder shall be subject and subordinate to all mortgages, trust deeds, and other financing and security instruments in place upon the Commencement Date or placed on the Premises by Landlord from time to time (hereafter "Mortgages") except that no assignment or transfer of Landlord's rights hereunder to a lending institution as collateral security in connection with a Mortgage shall affect Tenant's right to possession, use and occupancy of the Premises so long as Tenant shall not be in default under any of the terms and conditions of this Lease. The provisions of this Section 21 shall be self-operating. Nevertheless, Tenant agrees to execute, acknowledge and deliver to Landlord within ten (10) days after Landlord's written request, an instrument in recordable form which expressly subordinates Tenant's interest hereunder to the interests of the holder of any Mortgage, and which includes any other reasonable provisions requested by the holder or prospective holder of any Mortgage. At Landlord's request, Tenant shall furnish Landlord current balance sheets, operating statements, and other financial statements on Tenant in the form as reasonably requested by Landlord or by the holder or prospective holder of any Mortgage, certified by Tenant as accurate and current. Tenant agrees to sign an authorization for Landlord to conduct a check of Tenant's credit as requested by Landlord from time to time.

22. ESTOPPEL CERTIFICATE

Tenant shall from time to time, upon not less than fifteen (15) days prior notice, submit to Landlord, or to any person designated by Landlord, a statement in writing, in the form submitted to Tenant by Landlord, certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, identifying the same by the date thereof and specifying the nature thereof), that to the knowledge of Tenant no uncured default exists hereunder (or if such uncured default does exist, specifying the same), the dates to which the Rent and other sums and charges payable hereunder have been paid, that Tenant has no claims against Landlord and no defenses or offsets to rental except for the continuing obligations under this Lease (or if Tenant has any such claims, defenses or offsets, specifying the same), and any other information concerning this Lease as Landlord reasonably requests.

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23. PERFORMANCE BY LANDLORD

Landlord shall not be deemed in default for the nonperformance or for any interruption or delay in performance of any of the terms, covenants and conditions of this Lease if the same shall be due to any labor dispute, strike, lockout, civil commotion or like operation, invasion, rebellion, hostilities, military or usurped power, sabotage, governmental regulations or controls, inability to obtain labor, services or materials, through acts of God, or other cause beyond the reasonable control of Landlord, providing such cause is not due to the willful act or neglect of Landlord.

24. LANDLORD'S RIGHT TO CURE DEFAULT

If Tenant shall fail to perform any of the covenants or obligations to be performed by Tenant, Landlord, in addition to all other remedies provided herein, shall have the option (but not the obligation) to cure such failure to perform after thirty (30) days' written notice to Tenant; provide, however, that only two (2) days' written notice shall be required in the case of a lapse in required liability insurance, a dangerous condition or other emergency or time-sensitive breach by Tenant. All of Landlord's expenditures incurred to correct the failure to perform shall be reimbursed by Tenant upon demand with interest from the date of expenditure at the Interest Rate. Landlord's right to cure Tenant's failure to perform is for the sole protection of Landlord and the existence of this right shall not release Tenant from the obligation to perform all of the covenants herein provided to be performed by Tenant, or deprive Landlord of any other right which Landlord may have by reason of default of this Lease by Tenant.

25. INSPECTION

Landlord, Landlord's agents and representatives, shall have the right to enter upon the Premises at any time in the event of emergency and, in other events, at reasonable times after no less than 24 hours' advance verbal or written notice for the purpose of inspecting the same, for the purpose of making repairs or improvements to the Premises or the Building, for showing the Premises during the final one hundred and eighty (180) days of the Term, or for any other lawful purpose.

26. FOR SALE AND FOR RENT SIGNS

During the period of one hundred and eighty (180) days prior to the date for the termination of this Lease, Landlord may post on the Premises or in the windows thereof signs of moderate size notifying the public that the Premises are "for sale" or "for rent" or "for lease".

27. ATTORNEY'S FEES

In the event a suit, action, arbitration, or other proceeding of any nature whatsoever, including without limitation any proceeding under the U.S. Bankruptcy Code, is instituted, or the services of an attorney are retained, to interpret or enforce any provision of this Lease or with respect to any dispute relating to this Lease, the prevailing or non-defaulting party shall be entitled to recover from the losing or defaulting party its attorneys', paralegals', accountants', and other experts' fees and all other fees, costs, and expenses actually incurred and reasonably necessary in connection therewith. In the event of suit, action, arbitration, or other proceeding, the amount thereof shall be determined by the judge or arbitrator, shall include fees and expenses incurred on any appeal or review, and shall be in addition to all other amounts provided by law.


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Portland

28. NOTICES

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Any notice required or permitted under this Lease shall be in writing and shall be deemed given when actually delivered or when deposited in the United States mail as certified or registered mail, addressed to the addresses set forth in the Summary of Fundamental Provisions of this Lease or to such other address as may be specified from time to time by either of the parties in the manner above provided for the giving of notice, with a copy of all notices to Landlord to be simultaneously given to: Foster Pepper Tooze LLP, Attn. Gordon Crim and Walt McMonies, 601 S.W. Second Avenue, 18th Floor, Portland, Oregon 97204. Notice may also be given by facsimile or telecopy transmission and shall be effective upon the date shown in a transmittal record when sent to the party at the facsimile or telecopy number set out in the Summary of Fundamental Provisions of this Lease or such other number as provided by either party, as long as a copy of any such notice is deposited in the United States mail to such party at the above-mentioned address on the same date the electronic transmission is sent.

29. **BROKERS**

Tenant covenants, warrants and represents that it has not engaged any broker, agent or finder who would be entitled to any commission or fee in connection with the negotiation and execution of this Lease except as set forth in the Summary of Fundamental Lease Provisions attached hereto. Tenant agrees to indemnify and hold harmless Landlord against and from any claims for any brokerage commissions and all costs, expenses and liabilities in connection therewith, including attorneys' fees and expenses, arising out of any charge or claim for a commission or fee by any broker, agent or finder on the basis of any agreements made or alleged to have been made by or on behalf of Tenant except for brokers listed on the Summary of Fundamental Lease Provisions. The provisions of this Section 29 shall not apply to any brokers with whom Landlord has an express written brokerage agreement. Landlord shall be responsible for payment of any such brokers.

30. **LATE CHARGES**

Tenant acknowledges that late payment by Tenant to Landlord of any Rent or other charge due hereunder will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs may include, without limitation, processing and accounting charges and late charges that may be imposed on Landlord under the terms of any Mortgage. Accordingly, if any Rent or other charge is not received by Landlord within ten (10) days after it is due, Tenant shall pay to Landlord a late charge equal to Five Percent (5.00%) of the overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs incurred by Landlord by reason of the late payment by Tenant. Acceptance of any late charge by Landlord shall in no event constitute a waiver of Tenant's default with respect to the overdue amount in question, nor prevent Landlord from exercising any of the other rights and remedies granted hereunder.

31. **NO PERSONAL LIABILITY**

The liability of Landlord to Tenant for any default by Landlord under the terms of this Lease shall be limited to the interest of Landlord in the Building and the Property, and neither Landlord nor any of its owners, principals, employees, or agents shall be liable for any deficiency.

32. **MISCELLANEOUS PROVISIONS**


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This Lease does not grant any rights of access to light or air over any part of the Property. Time is of the essence of this Lease. The acceptance by Landlord of any Rent or other benefits under this Lease shall not constitute a waiver of any default. Any waiver by Landlord of the strict performance of any of the provisions of this Lease shall not be deemed to be a waiver of subsequent breaches of the same character or of a different character, occurring either before or subsequent to such waiver, and shall not prejudice Landlord's right to require strict performance of the same provision in the future or of any other provision of this Lease. This Lease contains the entire agreement of the parties and supersedes all prior written and oral agreements and representations and there are no implied covenants or other agreements between the parties, except as expressly set forth in this Lease. Neither Landlord nor Tenant is relying on any representations except as expressly set forth in this Lease. The parties acknowledge and agree that any calculations of square footage in the Premises and on the Property are approximations. No recalculation of square footage shall affect the obligations of Tenant under this Lease including without limitation the amount of Base Rent or other Rent payable by Tenant under this Lease. This Lease shall not be amended or modified except by agreement in writing, signed by the parties hereto. Subject to the limitations on the assignment or transfer of Tenant's interest in this Lease, this Lease shall be binding upon and inure to the benefit of the parties, their respective heirs, personal representatives, successors, and assigns. No remedy herein conferred upon or reserved to Landlord or Tenant shall be exclusive of any other remedy herein provided or provided by law, but each remedy shall be cumulative. In interpreting or construing this Lease, it is understood that Tenant may be more than one person, that if the context so requires, the singular pronoun shall be taken to mean and include the plural, and that generally all grammatical changes shall be made, assumed, and implied to make the provisions hereof apply equally to corporations, partnerships, and individuals. Section headings are for convenience and shall not affect any of the provisions of this Lease. If any provision of this Lease or the application thereof to any person or circumstance is, at any time or to any extent, held to be invalid or unenforceable, the remainder of this Lease, or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby, and each provision of this Lease shall be valid and enforceable to the fullest extent permitted by law. All agreements (including, but not limited to, indemnification agreements) set forth in this Lease, the full performance of which are not required prior to the expiration or earlier termination of this Lease, shall survive the expiration or earlier termination of this Lease and be fully enforceable thereafter.

33. QUIET ENJOYMENT

Landlord warrants that as long as Tenant complies with all terms of this Lease it shall be entitled to possession of the Premises free from any eviction or disturbance (by legal or equitable process or self-help) by Landlord or parties claiming through Landlord. Neither Landlord nor its managing agent shall have any liability to Tenant for loss or damages arising out of the acts, including criminal acts, of other tenants of the Building or third parties, and no such acts shall constitute an eviction, construction or otherwise.

34. EXHIBITS AND ADDITIONAL PROVISIONS

Exhibit A which is referred to in this Lease is attached hereto and by this reference incorporated herein. Additional provisions, if any, are set forth in Riders Nos. 1 (Options to Extend) and 2 (Work Agreement), attached hereto and by this reference incorporated herein.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease in duplicate as of the day and year first above written, any corporate signature being by authority of the Board of Directors of the corporation.

ALBINA COMMUNITY BANCORP	**FIDELITY NATIONAL TITLE COMPANY OF OREGON**
By ______________	By ______________
Authorized Officer	Authorized Officer Glenn M. Gibbons, Vice President
Landlord	Tenant

CONSULT YOUR ATTORNEY. THIS DOCUMENT HAS BEEN PREPARED FOR SUBMISSION TO YOUR ATTORNEY FOR REVIEW AND APPROVAL PRIOR TO SIGNING. NO REPRESENTATION OR RECOMMENDATION IS MADE BY THE PORTLAND METROPOLITAN ASSOCIATION OF BUILDING OWNERS AND MANAGERS OR BY THE REAL ESTATE LICENSEES INVOLVED WITH THIS DOCUMENT AS TO THE LEGAL SUFFICIENCY OR TAX CONSEQUENCES OF THIS DOCUMENT THIS FORM SHOULD NOT BE MODIFIED WITHOUT SHOWING SUCH MODIFICATIONS BY REDLINING, INSERTION MARKS, OR ADDENDA.

RIDER 1

OPTIONS TO EXTEND

1. **Right to Extend** So long as this Lease remains free from default, and so long as Tenant does not assign the Lease or sublet any portion of the Premises, Tenant shall have the option to extend the term of this Lease for Two (2) term(s) of Three (3) years, on the terms and conditions contained herein, except for Base Rent which shall be determined as hereinafter provided. Other than as set forth herein, Tenant shall have no further option to extend this Lease. Exercise of each extension option shall be by written notice given to Landlord at least 180 and not more than 210 days prior to expiration of the original term, or the preceding extended term, if any.

2. **Determination of Rent** During the extended term, Base Rent shall be adjusted to reflect the fair market rental value of the Premises for the first year of the extended term, determined as hereinafter provided. Within 30 days after Tenant's notice of exercise of its right to extend, Landlord shall notify Tenant of its determination of the fair market rental value. Within 30 days after the effective date of such notice, Tenant shall either (i) notify Landlord of Tenant's acceptance of Landlord's determination of the fair market rental value, in which event Base Rent for the extended term in question shall be as so determined by Landlord; or (ii) notify Landlord of Tenant's rejection of Landlord's determination of the fair market rental value, in which event the fair market rental value shall be determined in accordance with Section 3. The failure of Tenant to give any notice within the required time period shall be deemed an acceptance by Tenant of Landlord's determination of the fair market rental value. Base Rent for each successive year of the respective extended term shall include a CPI Adjustment as provided in Section 2 (a) of the Lease.

3. **Arbitration Procedure** Within ten days after Tenant's rejection of Landlord's determination of fair market rental value, each party shall designate a representative who is either an Oregon licensed **commercial** MAI appraiser skilled in determining rental rates for retail space in the Portland, Oregon metropolitan area, an owner of a Portland, Oregon metropolitan area building containing retail space, or a real estate broker experienced in leasing retail space in the Portland, Oregon metropolitan area. The two representatives so chosen shall select an arbitrator having the above qualifications or, if they cannot agree, the presiding judge of the Circuit Court of Multnomah County, Oregon shall, upon application by either party, select an arbitrator having the above qualifications. At least ninety (90) days prior to the commencement of the extended term in question, each party's representative shall submit to the arbitrator a written report stating such representative's opinion of the fair market rental value of the Premises, based on a consideration of rental rates then being charged (under the most recently executed leases) in the Portland, Oregon metropolitan area for retail space comparable to the Premises. Within thirty (30) days after receipt of such reports, the arbitrator shall accept one or the other of the reports. The determination of the fair market rental value in the report so accepted shall be binding on the parties; provided, however, that Base Rent during any extended term shall not in any event be less than the Base Rent payable by Tenant immediately prior to the commencement of such extended term. The cost of the determination of the fair market rental value pursuant to this Section 3 shall be shared equally by Landlord and Tenant. If the arbitrator does not decide the fair market rental value to be paid prior to commencement of the extended

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term in question, Rent shall continue to be payable in the amount previously in effect, and retroactive adjustment shall be made when the arbitrator reaches a decision.

RIDER 2

WORK AGREEMENT

SECTION 1. IMPROVEMENTS PROVIDED BY LANDLORD

Unless otherwise agreed by Landlord and Tenant in an addendum to the Lease, Landlord shall provide and pay for the following improvements in the Premises ("Landlord's Work") and shall obtain, at Landlord's cost, the permits therefor:

Improvements as specified in the Wasserberger Letter, Exhibit A to this Lease.

SECTION 2. IMPROVEMENTS PROVIDED AT TENANT'S EXPENSE

2.1 Unless otherwise agreed by Landlord and Tenant in an addendum attached to the Lease, all improvements constructed in the Premises in addition to those listed in Section 1 of this Work Agreement shall be approved in writing by Landlord pursuant to Section 3 of this Work Agreement and the cost thereof, including the cost of obtaining all necessary permits and approvals, shall be paid by Tenant.

SECTION 3. DESIGN OF TENANT IMPROVEMENTS

3.1 Tenant shall retain the services of a licensed qualified architect or engineer, approved in advance by Landlord, to prepare the necessary drawings, including without limitation Basic Plans and Working Plans as described below for construction of the tenant improvements ("Tenant's Plans"). All Tenant's Plans shall be prepared at Tenant's expense and shall be subject to the prior written approval of Landlord.

3.2 Tenant's architect or engineer shall determine that the work shown on Tenant's Plans is compatible with the basic Building plans and that necessary basic Building modifications are included in Tenant's Plans. All such modifications, including without limitation all penetrations of the Building shell, shall be subject to Landlord's approval and the cost thereof shall be paid by Tenant.

3.3 The Basic Plans shall include (i) fully-dimensioned architectural floor plans showing partition layout, clearly identifying and locating equipment requiring special plumbing or mechanical systems, areas subject to above normal loads, special openings in the floor, ceiling, or walls, and other major or special features; (ii) fully-dimensioned plans locating telephone and electrical receptacles, outlets, and other items requiring electrical power (for special conditions, equipment, power requirements, and manufacturer's model numbers must be included); (iii) a lighting layout showing locations of all light fixtures and partitions; and (iv) any proposed alterations in or about the Premises. Four sets of the Basic Plans shall be delivered to Landlord within sixty (60) days after effective date of the Lease set forth above Landlord and Tenant's signatures.

3.4 Landlord shall review the Basic Plans and shall either approve the Basic Plans or reject them, in which case Landlord shall specify the deficiencies in the Basic Plans as submitted. If the Basic Plans are rejected, Tenant shall resubmit revised Basic Plans as soon as

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practicable until Landlord's approval has been obtained. Following Landlord's approval of the Basic Plans, Tenant's architect or engineer shall produce full working drawings for construction sufficient to obtain all necessary permits and with sufficient detail to construct the improvements, including specifications for every item included thereon (the "Working Plans"). The Working Plans shall be delivered to Landlord within thirty (30) days after Landlord's approval of the Basic Plans.

3.5 Tenant shall be responsible for delays and additional costs in completion of Tenant's improvements caused by changes made to any of Tenant's Plans after the delivery dates specified above in this Section 3, by inadequacies in any of Tenant's Plans, or by delays in deli-very of special materials requiring long lead times, and for any other costs or expenses that do not result from the negligence or default of Landlord.

SECTION 4. CONSTRUCTION OF TENANT IMPROVEMENTS

4.1 Upon completion of the Working Plans and at the request of Tenant, Landlord and its contractor shall provide to Tenant in writing an estimate of the cost of improvements to be provided at Tenant's expense pursuant to Section 2 of this Work Agreement. Within five days after Tenant's receipt of such estimated cost, Tenant shall delete any items which Tenant elects not to have constructed and shall authorize construction of the balance of the improvements. In the absence of such written authorization, Landlord shall not be obligated to commence work on the Premises and Tenant shall be responsible for any costs due to any resulting delay in completion of the Premises. If required by Landlord's contractor, Tenant shall enter into a construction contract with respect to the construction of its improvements. Notwithstanding the provisions of this Section 4.1, Tenant may request Landlord's approval to use a contractor other than Landlord's for the construction of Tenant's improvements. Tenant shall include with any request for such approval a written estimate by Tenant's contractor of the cost of the improvements. Landlord shall respond to any request for such approval within ten days after receipt of the request. If Landlord approves Tenant's request to use its own contractor, the work performed by such contractor shall be in conformance with the provisions of Section 4.4 of this Work Agreement.

4.2 If Landlord's contractor is to construct Tenant's improvements, then prior to commencement of construction of the improvements, Tenant shall either (i) deposit with Landlord cash in an amount equal to the estimated cost of the improvements to be installed at Tenant's expense pursuant to Section 2 of this Work Agreement; or (ii) provide Landlord with other evidence or assurance, such as a construction loan commitment from an institutional lender, a bond or letter of credit, satisfactory to Landlord of Tenant's ability to pay the estimated cost of such improvements. Landlord's contractor shall then complete the improvements in accordance with the Working Plans. Any additional amounts payable by Tenant for the actual cost of the improvements shall be paid on or before the Commencement of the Lease, or upon receipt of the final accounting. If cash is deposited by Tenant as provided above in this Section 4, any excess deposited by Tenant over the actual cost of the improvements shall be promptly refunded to Tenant by Landlord.

4.3 If Tenant desires any change to its improvements, Tenant shall submit a written request for such change to Landlord, together with all plans and specifications necessary to show and explain changes from the approved Working Plans. Any such change shall be subject to



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Landlord's approval. If Landlord's contractor is constructing Tenant's improvements, Landlord or such contractor shall notify Tenant in writing of the amount, if any, which will be charged or credited to Tenant to reflect the cost of such change.

4.4 If any work is to be performed in connection with the improvements on the Premises by Tenant's contractor as provided in Section 4.1 of this Work Agreement, such work shall conform to the following requirements:

4.4.1 Such work shall proceed only upon Landlord's written approval of the public liability and property damage insurance carried by Tenant's contractor. Landlord shall have the right to require Tenant's contractor to post a payment or performance bond in an amount equal to the estimated cost of the work to be performed by such contractor. Tenant shall supply Landlord with the name, address, and emergency telephone number for Tenant's contractor and all subcontractors retained by Tenant's contractor.

4.4.2 All such work shall be done in conformity with valid building and other permits when required, copies of which shall be furnished to Landlord before such work is commenced, and in any case, all such work shall be performed in accordance with all applicable governmental regulations and all applicable safety regulations established by Landlord or its contractor for the Building generally. Notwithstanding any failure by Landlord to object to any such work, Landlord shall have no responsibility for Tenant's failure to comply with all applicable governmental regulations.

4.4.3 Landlord may require that all such work be performed by union labor in accordance with any union labor agreements applicable to the trades being employed at the Building.

4.4.4 All such work shall be scheduled through Landlord and shall be performed in a manner and at times which do not impede or delay any work on the Premises being performed by Landlord's contractor.

4.4.5 Tenant's contractor shall store any materials only in the Premises or in such other space as may be designated by Landlord or its con-tractor from time to time. All trash and surplus construction materials shall also be stored within the Premises and shall be promptly removed from the Building.

4.5 Tenant's entry into the Premises for any purpose, including without limitation inspection or performance of work by Tenant's contractor, prior to the Commencement Date, shall be subject to all the terms and conditions of the Lease, including without limitation the provisions of the Lease relating to the maintenance of insurance and indemnification by Tenant, but excluding the provisions of the Lease relating to the payment of Rent. Tenant's entry shall mean entry by Tenant, its officers, contractors, licensees, agents, servants, employees, guests, invitees, or visitors.

4.6 Tenant shall indemnify and hold harmless Landlord from and against any and all claims, losses, liabilities, and expenses (including without limitation attorneys' fees) arising out of or in any way related to the activities of Tenant's contractors (and any subcontractors) in the Premises or the Building. Without limiting the generality of the foregoing, Tenant shall promptly reimburse Landlord upon demand for any extra expense incurred by the Landlord as a

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result of faulty work done by Tenant or its contractors, any delays caused by such work, or inadequate clean-up.

EXHIBIT A

WASSERBERGER LETTER

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WASSERBERGER DESIGN GROUP
ARCHITECTS PC

October 21, 2003

Ted Gilbert
GILBERT BROTHERS COMMERCIAL BROKERAGE
1205 SW 18th Avenue
Portland, OR 97205

RE: ALBINA BANK BUILDING AT NW 10th and NW GLISAN STREET: SPECIFICATIONS for FINISH SHELL and TENANT IMPROVEMENTS for ADJACENT LEASE SPACE

Dear Ted:

1905 S.E. Tenth Avenue
Portland, Oregon 97214

Tel. 503-233-8454
Fax 503-233-8490
info@wdgarchitects.com

The specifications for the finished shell to be provided by the Lessor for the above referenced space are as follows:

1. New entry storefront and exterior windows to be provided by landlord. Window coverings to be provided by Lessee.
2. New HVAC equipment to be provided and stubbed to the space. Distribution of the ductwork and registers to be the responsibility of the Lessee.
3. Concrete floor to be made ready to accept Lessee supplied finishes.
4. The demising walls to be taped and sanded, ready for Lessee supplied finishes.
5. New acoustical ceiling grid is in place and acoustical tiles are on the floor for Lessee's benefit. Lessee responsible for installation of tiles after mechanical, plumbing and electrical work located above the ceiling has been performed. Note: the adjacent space occupied by Albina Community Bank will have selected areas of dropped ceiling, with the balance left in high ceilings. Lessee may want all or some of their space left with these high ceilings. *If so, Lessee will receive a credit for the cost of a dropped ceiling not installed.*
6. In addition to the above, Lessee will receive a tenant improvement allowance of $20/square foot.
7. Enclosed is the most recent building floor plan, showing the demised premises. The square footage of Lessee's space is approximately 2,113 square feet, which equates to 41% of the building's total net rentable area.

8. Lessee may choose to have Lessor's general contractor complete Lessee's tenant improvements, or select another general contractor, subject to prior written consent by Lessor, whose consent shall not be unreasonably withheld.

Please let me know if I can be of any further assistance.

Sincerely,

The Wasserberger Design Group Architects PC

Stephen Wasserberger



RIDER TO LEASE AGREEMENT

THIS RIDER TO LEASE AGREEMENT (this "Rider") supplements the terms and conditions of that certain Lease Agreement between Albina Community Bancorp ("Landlord") and Fidelity National Title Company of Oregon ("Tenant") entered into on _________, 2004 for premises at 430 SW 10th Avenue, Portland, OR (the "Lease"). All terms and provisions of this Rider are incorporated into the Lease.

If any provision(s) contained herein is (are) inconsistent with provision(s) contained in the main body or any other Exhibits of said Lease, then the provision(s) of this Rider shall control.

1 **Possession of Premises**

Landlord agrees to use its best commercially reasonable efforts to deliver possession of the Premises to Tenant by the Commencement Date. If, despite said efforts, Landlord is unable to deliver possession as agreed, Landlord shall not be subject to liability therefore, nor shall such failure affect the validity of this Lease. Tenant shall not, however, be obligated to pay Rent or perform its other obligations until it receives possession of the Premises. If possession of the Premises is not delivered within 90 days after April 1, 2004, this Lease shall terminate unless other agreements are reached between Landlord and Tenant, in writing.

2 **Landlord's Representations**

Landlord represents and warrants to Tenant that it is the owner of the Premises with full power and authority to enter into this Lease.

3 **Condition of Premises**

Landlord covenants that to its knowledge there are no known structural defects of the Premises or the Building and that the mechanical, plumbing, electrical, HVAC and other Building systems serving the Premises are in good operating condition and repair. Landlord's knowledge hereunder is limited to the actual knowledge of Joyce Proctor. Landlord shall also maintain in good order and repair, and shall be solely responsible for, the roof and all structural portions and systems of the Premises and the Building (including but not limited to HVAC systems, foundations, bearing, subflooring and all exterior walls).

4 **Non-Disturbance Agreement**

Tenant's obligation to subordinate this Lease to any mortgage or other interest shall be conditioned upon Tenant's receipt from such party requesting subordination a non-disturbance agreement in a form satisfactory to Tenant, Landlord, and lender substantially to the effect that no steps or proceedings taken by reason of Landlord's default under such mortgage or encumbrance shall terminate this Lease nor shall Tenant be named a defendant in any proceedings for foreclosure of such mortgagee or be disturbed by virtue of such step or proceedings as long as there shall be no default by Tenant under the provisions of this Lease. Tenant shall attorn to such mortgage or holder of such encumbrance as successor Landlord under this Lease and agrees to execute an attornment instrument in a form satisfactory to Tenant, Landlord, and lender.

5 Quiet Enjoyment

The Landlord covenants and agrees that so long as the Tenant shall perform its obligations under this Lease, the Tenant shall have quiet enjoyment of the Premises and all appurtenances thereto, and the Landlord shall defend, and save harmless, the Tenant from any and all costs, expenses, losses and damages by any third party contesting the Tenant's right of possession under this Lease or interfering with Tenant's quiet enjoyment hereunder. Landlord shall not, during the term of this Lease, in any manner interfere with, or disturb, the quiet enjoyment and use by the Tenant, or any Premises occupants under this Lease.

Landlord's right to enter upon the Premises to repair or to exercise or perform any other right or obligation under the terms of this Lease shall be exercised in a manner consistent with the Tenant's right of quiet enjoyment as set forth herein.

6 Impairment of Use

In the event that Tenant, by no fault of Tenant, is prevented from using, and does not use, the Premises or any portion thereof, for three (3) consecutive business days or ten (10) business days in any twelve (12) month period as a result of (1) any interruption in utility services to the Premises including, but not limited to, water, electric, oil, or gas due to the negligence or willful misconduct of Landlord, (2) any repair, maintenance or alteration performed by Landlord after the Tenant takes possession of the Premises, (3) any failure by Landlord to provide Tenant with services or access to the Premises, the Building, or the parking facilities (if any), then Tenant's Rent shall be abated or reduced, as the case may be, after the expiration of the aforementioned period in proportion to the rentable area of the Premises Tenant is prevented from using. Notwithstanding the foregoing sentence, Tenant shall have the option to terminate this Lease by providing written notice to Landlord if any such condition persists for thirty (30) consecutive calendar days or twenty (20) business days in any twelve (12) month period.

7 Landlord's Duty to Repair

Landlord covenants and agrees Landlord will do the following:

A. Maintain the exterior of the Building containing the Premises, together with all landscaping and parking area adjacent to said Building, in good order (including snow removal) and repair;

B. Make all repairs to the point of entry to the Premises (including all subsurface repairs to electric wiring, risers, plumbing, heating, air conditioning and any other Building systems serving the Premises); provided, however, if any such repair is necessitated by the negligence of Tenant, its employees, agents and contractors, Tenant, at Tenant's sole cost and expense, shall perform such repair;

C. Make all structural repairs (including all subsurface repairs) to said Building, including but not limited to, all repairs to the foundation, roof, structure, exterior walls, and common area doors and windows. Tenant shall promptly notify Landlord of the necessity of any repairs of which Tenant may have knowledge and for which Landlord may be responsible under the provisions of this paragraph.

8 Operating Expense Exclusions

The following items shall be excluded from the calculation of operating expense items noted in the Lease:

A. Repairs or other work occasioned by the exercise of right of eminent domain;

B. Leasing commissions, attorneys' fees, costs and disbursements and other expenses, all of which are incurred in the connection with negotiations or disputes with Tenants, other occupants or prospective tenants;

C. Renovating or otherwise improving or decorating, painting or redecorating leased space for tenants or other occupants or vacant tenant space, other than ordinary maintenance provided to all tenants, except in all common areas;

D. Landlord's costs of electricity and other services sold separately to tenants for which Landlord is entitled to be reimbursed by such tenants as an additional charge over and above the base rent and operating expense or other rental adjustments payable under the Lease with such tenant, and domestic water submetered and separately billed to other tenants;

E. Costs of items considered capital repairs, replacements, improvements and equipment under generally accepted accounting principles consistently applied or otherwise ("Capital Items"), except for:

   i. the annual amortization (amortized over the useful life) of costs, including financing costs, if any, incurred by Landlord after the effective date of the Lease for any capital improvements installed or paid for by Landlord and required by any new (or change in) laws, rules or regulations of any governmental or quasi-governmental authority which are enacted after the effective date of the Lease;

   ii. the annual amortization (amortized over the useful life) of costs, including financing costs, if any, or any equipment, device or capital improvement purchased or incurred as a labor-saving measure or to affect other economics in the operation or maintenance of the Building (provided the annual amortized costs do not exceed the actual cost savings realized and such savings do not redound primarily to the benefit of any particular tenant other than Tenant); or

   iii. minor capital improvements, tools, or expenditures to the extent each such improvement or acquisition costs less than Three Thousand ($3,000.00);

F. Depreciation, amortization of the Building or other improvements within the Project, other than as permitted under this Lease;

G. Expenses in connection with services or other benefits of a type which Tenant is not entitled to receive under the Lease but which are provided to another tenant or occupant;

H. Cost incurred due to violation by Landlord or any tenant of the terms and conditions of any Lease;

I. Overhead and profit paid to subsidiaries or affiliates of Landlord for services on or to the Building and/or Premises, to the extent only that the costs of such services exceeds competitive costs or such services were they not so rendered by a subsidiary or affiliate; provided, however, that the property management fee charged by an affiliate of Landlord shall not be in excess of the rates then customarily charged for building management for buildings of like class and character;

J. Interest on debt or amortization payments on any mortgage or mortgages and under any ground or underlying leases or lease;

K. Any compensation paid to clerks, attendants or other persons in commercial concessions operated by Landlord;

L. Any particular items and services for which Tenant otherwise reimburses Landlord by direct payment over and above base rent and operating expense adjustment;

M. Advertising and promotional expenditures;

N. Any expenses for which Landlord is compensated through proceeds of insurance;

O. Any increase in real property tax resulting from a change in ownership of the Landlord or from any expansion to the Building or the Land;

P. Any and all costs arising from the release of hazardous materials or substances (as defined by applicable laws in effect on the date the Lease is executed) in or about the Premises, the Building or the Land in violation of applicable law including, without limitation, hazardous substances in the ground water or soil, not placed by Tenant in the Premises, the Building, or the land on which the Building is situated;

Q. Costs incurred in connection with upgrading the Building to comply with the current interpretation of disability, life, fire and safety codes, ordinances, statutes, or other laws in effect prior to the effective date of the Lease, including, without limitation, the Americans with Disabilities Act (42 U.S.C. 12101 et seq.) and any penalties or damages incurred due to such non-compliance;

R. Expenses for repairs, replacements or improvements arising from latent defects in the initial construction of the Premises to the extent such expenses are (i) reimbursed by Landlord by virtue of warranties from contractors, suppliers or any other parties or (ii) result by reason of errors or omissions in design or workmanship;

S. Any gross income tax, all excess profits, franchise taxes, gift taxes, capital stock taxes, inheritance and succession taxes, estate taxes, federal and state income taxes and other taxes to the extent applicable to Landlord's general or net income; and

T. All capital improvements as usually defined by generally accepted accounting principles.

9 Tenant's Alterations

Tenant shall be allowed to make non-material alterations, additions or improvements to the Premises without Landlord's consent. For the purpose of this paragraph, the term "non-material" shall mean any alteration, addition or improvement which does not affect the structure of the Building (including its Building systems) or the Premises and which costs less than $5,000.00.

Tenant agrees that all work performed hereunder shall comply with applicable building codes and shall be performed by licensed contractors. Tenant shall give Landlord notice of the work to be performed hereunder prior to commencement of the work and, in the case of material alterations, not proceed with construction of such alterations until it receives the written consent of Landlord, not to be unreasonably withheld, conditioned, or delayed. Tenant shall be free to leave in place any alteration, addition, or improvement upon termination or expiration of the term of the Lease unless Landlord specified in its written consent to such alterations, additions, or improvements, that they must be removed prior to the expiration or earlier termination of the Lease.

10 Assignment and Subletting

Permitted Transfers. Notwithstanding any other provision in this Lease to the contrary, Tenant shall have the right to assign, hypothecate, or mortgage this Lease, or sublet the Premises or any portion thereof, without the consent of Landlord, including any assignment or sublease: (i) to any corporation with which Tenant may merge or consolidate, which acquires all or substantially all of the shares of stock or assets of Tenant or which is a parent or subsidiary of Tenant, or which is the successor corporation in the event of a corporate reorganization; (ii) to any entity controlled by, controlling, or under common control with Fidelity National Financial, Inc. or any of the officers and directors of the aforesaid entity; (iii) to any entity controlled by, controlling, or under common control with the same individual or individuals as now control Tenant, or their family members, heirs, executors or administrators, the transfer being made for estate planning, gift or similar purposes, such as, but not limited to, a transfer to a family member or family trust. Any such assignment shall not relieve Tenant of liability under this Lease unless expressly approved in writing by Landlord.

11 Mitigation of damages

In the event of the termination of the lease term, vacation of the Premises by Tenant, or termination of Tenant's right to possession, Landlord shall use due diligence to relet the Premises by actively offering the same for rent in order to mitigate Tenant's liability hereunder at such rental and on such terms on which comparable space in the Building and comparable space in the area shall then be offered.

12 Landlord's Default

A. In the event Landlord shall neglect or fail to perform or observe any of the covenants, provisions or conditions contained in this Lease on its part to be performed or observed and such failure shall continue for thirty (30) days after receipt of written notice of default from Tenant, (except that if such failure cannot be cured within said thirty (30) day period this period shall be extended for a reasonable additional time provided that Landlord commences to cure within said thirty (30) day period and proceeds diligently thereafter to effect such cure), Landlord shall be responsible to Tenant for any and all damages sustained by Tenant as a result of Landlord's breach; provided, however, that Tenant should look first to its available insurance proceeds from insurance actually carried or proceeds that would have been available from insurance requried to be carried under this Lease for compensation for such damages. If the Landlord fails to timely remedy a default with respect to repairs which Landlord is obligated to perform under this Lease, or to commence to timely cure such default if the default is not curable within said thirty (30) days, and diligently proceed to complete such curing, the Tenant shall have the right to make such repairs, and Landlord shall pay for or reimburse Tenant for the cost of such repairs. Such repairs shall be performed at competitive market rates.

B. Notwithstanding any provision of this Lease to the contrary, including all addenda and Exhibits hereto, Tenant, at any time after Landlord commits a default, may cure the default at Landlord's cost. If Tenant at any time, by reason of Landlord's default, pays any sum or does any act that requires the payment of any sum, the sum paid by Tenant shall be due immediately from Landlord to Tenant at the time the sum is paid, and, if paid at a later date, shall bear interest, at the rate payable to Landlord by Tenant for late Rent hereunder, from the date the sum is paid by Tenant until Tenant is reimbursed by Landlord. If Landlord fails to reimburse Tenant as required by this section, Tenant shall have the right to withhold from future rent due the sum Tenant has paid until Tenant is reimbursed in full for the sum and interest thereon. If all such indebtedness is not fully paid at the expiration of the original term of this Lease or any extension thereof, Tenant may, at is option, extend this Lease upon the same covenants and conditions as herein provided, until such indebtedness is fully paid by application of all rents thereto. In addition, in the event of breach by Landlord of any covenants, warranties, terms or obligations under this Lease on Landlord's part to be performed, and Landlord fails to cure the same within thirty (30) days after written notice thereof by Tenant, Tenant may, at its option, terminate this Lease, whereupon all obligations of Tenant shall terminate forthwith.

C. The specified remedies herein shall be non-exclusive of each other and in addition to any other remedies available to Tenant at law or in equity.

13 Environmental Matters

Landlord represents and warrants to Tenant to Landlord's knowledge that:

A.

(i) The Premises, the Building containing the Premises (the "Project"), and the parcel of real estate upon which the Project and Building are situated (the "Real Estate") are not the subject of any liens, actions, or proceedings relating to Hazardous Substances (as hereinafter defined) or Environmental Laws (as hereinafter defined) and the Landlord is not a party to any such action or proceeding and the Landlord has received no notice of any such lien, action or proceeding that is pending or threatened. Landlord shall notify Tenant of any subsequent lien, action or proceeding which may hereinafter be pending or threatened.

(ii) No Hazardous Substances are or have been located, stored, or disposed on or released or discharged from (including groundwater contamination) the Premises, Project, or Real Estate;

(iii) The Premises, Project, or Real Estate, and their use and operation currently comply with all federal, state, and local requirements relating to the protection of health and all Environmental Laws, and all necessary permits have been obtained under Environmental Laws;

(iv) There is no part or ongoing leakage or spillage of Hazardous Substance from gasoline tanks used or owned by other tenants, which are located in the lower levels of the Project or any migration of Hazardous Substance onto neighboring property.

(v) Landlord shall, at no cost or expense to the Tenant as Operating Expense or otherwise, take all actions necessary to comply with all Environmental Laws affecting the Premises, the Real Estate or Project, including, without limitation, removal, containment and remedial actions required by any Environmental Laws or any governmental agencies in the enforcement of Environmental Law affecting the Premises, Real Estate, or Project, and shall indemnify Tenant from and against any and all costs, claims, expenses, damages, liens, losses, and judgments arising out of the presence of Hazardous Substance or Landlord's failure to comply with Environmental Laws except to the extent the foregoing arises out of a negligent act or omission of Tenant, its employees, agents and contractors.

B.

(i) For purpose of this Section the term "Hazardous Substances" shall mean and include all hazardous and toxic substances, waste or materials, any pollutant or contaminant, including, without limitation, PCB's, asbestos, asbestos-containing material, and raw materials that are included under or regulated by any Environmental Law or that would pose a health, safety or environmental hazard.

(ii) For purpose of this Section the term "Environmental Law" shall mean and include all federal, state, and local statues, ordinances, regulations and rules presently in force or hereafter enacted relating to environmental quality, contamination, and clean-up of Hazardous Substances, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §6091 et seq., as amended by the Superfund Amendments and Reauthorization Act of 1986, the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §6091 et seq., as amended by the Hazardous and Solid Waste Amendment of 1984, and state superlien and environmental clean-up statutes and all rules and regulations presently or hereafter promulgated under said statutes as amended.

(iii) For purpose of this Section, the term "Landlord's knowledge" means the actual knowledge of Joyce Proctor.

14 Americans With Disability Act

Landlord covenants that as of the Commencement Date of this Lease, the Premises and all Tenant improvements performed by Landlord, if any, and the Building shall comply with all applicable provisions of the Americans With Disabilities Act of 1990 (the "ADA"), and that from and after the Commencement Date of this Lease, Landlord shall be responsible for compliance with the ADA as it relates to the Building generally, and Tenant shall be responsible for compliance with the ADA as it relates to the Premises specifically, including Tenant's permitted use thereof. Within ten (10) days after receipt, Landlord and Tenant shall advise the other party in writing, and provide the other with copies of (as applicable), any notices alleging violation of the ADA relating to any portion of the Building or of the Premises; any claims made or threatened in writing regarding noncompliance with the ADA and relating to any portion of the Building or of the Premises; or any governmental or regulatory actions or investigations instituted or threatened regarding noncompliance with the ADA and relating to any portion of the Building or the Premises.

15 Rules and Regulations

Relative to the terms of this Lease dealing with Rules and Regulations, if any Landlord shall give Tenant thirty (30) days prior written notice of the adoption of rules and regulations or any changes or additions to existing rules and regulations. All rules and regulations shall be applied to tenants in a non-discriminatory manner.

16 Early Access

Tenant and any contractor, subcontractor or material supplier may, after notice to Landlord, enter the Premises after the execution hereof but before the commencement of the Lease for the limited purpose of installing telecommunications cabling and equipment and for the purpose of inspecting and measuring the Premises, provided that such entry does not, in Landlord's reasonable judgment, interfere with the operations of the Building or with Landlord's work therein, or that of any other tenants in the Building. Tenant shall be responsible for any and all damage or injury caused by Tenant and such contractors, subcontractors, material suppliers (but not any damage or injury which may have occurred as a result of the negligence or wrongdoing of Landlord or its contractors, subcontractors, or material suppliers) in connection with Tenant's early access, and Tenant's obligation to indemnify, defend and hold Landlord harmless shall include, without limitation, all work done by Tenant pursuant to this paragraph. It is expressly understood and agreed that the limited license granted by Landlord to Tenant hereunder shall not be deemed to be a grant of possession of the Premises and Tenant's obligation to pay rent shall not commence until the commencement date of the Lease.

17 Indemnification

Tenant covenants and agrees to exonerate, indemnify, defend, protect and save Landlord, its representatives and Landlord's managing agent, if any, harmless from and against any and all claims, demands, expenses, losses, suits and damages as may be occasioned by reason of (i) any accident or matter occurring on or about the Premises, causing injury to persons or damage to property (including, without limitation, the Premises), unless such accident or other matter resulted in whole or in part from the negligence or otherwise tortious act of Landlord or Landlord's agents, servants, invitees or employees, (ii) the failure of Tenant fully and faithfully to perform the obligations and observe the conditions of this Lease, and/or (iii) the negligence or otherwise tortious act of Tenant, its agents, servants, invitees or employees. Landlord covenants and agrees to exonerate, indemnify, defend, protect and save Tenant, harmless from and against any and all claims, demands, expenses, losses, suits and damages as may be occasioned by reason of (i) any accident or matter occurring on or about the Building, causing injury to persons or damage to property (excluding the Premises), unless such accident or other matter resulted from the negligence or otherwise tortious act of Tenant or Tenant's agents, servants, invitees or employees, (ii) the failure of Landlord fully and faithfully to perform the obligations and observe the conditions of this Lease, and (iii) the negligence or otherwise tortious act of Landlord, its agents, servants, invitees or employees. Notwithstanding anything herein to the contrary, neither party shall be liable to the other to the extent of available insurance proceeds from insurance actually carried or proceeds that would have been available from insurance or required to be carried by the party seeking indemnification hereunder.

18 Go Dark

In the event that the Premises shall, at any time after such opening, be closed for business for a period of ninety (90) consecutive days or more ("Go Dark Period"), other than as a result of remodeling or a cause or event beyond the reasonable control of Tenant, or due to Tenant's impending subletting of the Premises or assigning of its interest in the Lease (which shall be completed and the Premises re-opened within ninety (90) days from the last day of the Go Dark Period), then at any time thereafter but prior to any day on which Tenant shall re-open for business or shall give notice to Landlord that Tenant intends to re-open the Premises for business ("Tenant's Re-Opening Notice"), Landlord may terminate this Lease by giving Tenant written notice thereof or pursue its other remedies under this Lease.

19 Terrorist Act

The parties represent and warrant that they are not acting, directly or indirectly, for or on behalf of any person, group, entity or nation named by the United States Treasury Department as a Specially Designated National and Blocked Person, or for or on behalf of any person, group, entity or nation designated in Presidential Executive Order 13224 as a person who commits, threatens to commit, or supports terrorism; and that they are not engaged in this transaction directly or indirectly on behalf of, or facilitating this transaction directly or indirectly on behalf of, any such person, group, entity or nation.

20 Parking

Tenant shall be entitled to share nine (9) parking stalls on a non-reserved basis at no charge during the term of the Lease for customer parking.

21 Exclusive Title and Escrow Office

Landlord covenants and agrees that it will not, directly or indirectly, lease or rent any property located within the Building for occupancy as a title and escrow office, nor will the Landlord permit any tenant or occupant of any such property to sublet or assign in any manner any part thereof to any person, firm or entity engaged in any such business without written permission of the Tenant. Nothing herein is intended to limit Tenant's permitted use of the Premises as outlined in the Lease.

LANDLORD:

Albina Community Bancorp

By: [signature]
Print Name: Robert L. McKeagh
Title: President/CEO

TENANT:

Fidelity National Title Company of Oregon

By: [signature]
Print Name: Glenn M. Gibbons
Title: Vice President

1631770_v1

ALBINA COMMUNITY BANCORP

4,000 Capital Securities

Fixed/Floating Rate Capital Securities
(Liquidation Amount $1,000.00 per Capital Security)

PLACEMENT AGREEMENT

March 17, 2003

FTN Financial Capital Markets
845 Crossover Lane, Suite 150
Memphis, Tennessee 38117

Keefe, Bruyette & Woods, Inc.
787 7th Avenue
4th Floor
New York, New York 10019

Ladies and Gentlemen:

Albina Community Bancorp, an Oregon corporation (the "Company"), and its financing subsidiary, Albina Statutory Trust I, a Connecticut statutory trust (the "Trust," and hereinafter together with the Company, the "Offerors"), hereby confirm their agreement (this "Agreement") with you as placement agents (the "Placement Agents"), as follows:

Section 1. Issuance and Sale of Securities.

1.1. Introduction. The Offerors propose to issue and sell at the Closing (as defined in Section 2.3.1 hereof) 4,000 of the Trust's Fixed/Floating Rate Capital Securities, with a liquidation amount of $1,000.00 per capital security (the "Capital Securities"), to Preferred Term Securities IX, Ltd., a company with limited liability established under the laws of the Cayman Islands (the "Purchaser") pursuant to the terms of a Subscription Agreement entered into, or to be entered into on or prior to the Closing Date (as defined in Section 2.3.1 hereof), between the Offerors and the Purchaser (the "Subscription Agreement"), the form of which is attached hereto as Exhibit A and incorporated herein by this reference.

1.2. Operative Agreements. The Capital Securities shall be fully and unconditionally guaranteed on a subordinated basis by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment (the "Guarantee") pursuant and subject to the Guarantee Agreement (the "Guarantee Agreement"), to be dated as of the Closing Date and executed and delivered by the Company and U. S. Bank National Association ("U. S. Bank"), as trustee (the "Guarantee Trustee"), for the benefit from time to time of the holders of the Capital Securities. The entire proceeds from the sale by the Trust to the holders of the Capital Securities shall be combined with the entire proceeds from the sale by the Trust to the Company of its common securities (the "Common Securities"), and shall be used by the Trust to purchase $4,124,000.00 in principal amount of the Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures (the "Debentures") of the Company. The Capital Securities and the Common Securities for the Trust shall be issued pursuant to an Amended and Restated Declaration of Trust among U. S. Bank, as institutional trustee (the "Institutional Trustee"), the Administrators named therein, and the Company, to be dated as of the Closing Date and in substantially the form heretofore delivered to the Placement Agents (the "Trust Agreement"). The Debentures shall be issued pursuant to an Indenture (the "Indenture"), to be dated as of the Closing Date, between the Company and U. S. Bank, as indenture trustee (the "Indenture Trustee"). The documents identified in this Section 1.2 and in Section 1.1 are referred to herein as the "Operative Documents."

1.3. Rights of Purchaser. The Capital Securities shall be offered and sold by the Trust directly to the Purchaser without registration of any of the Capital Securities, the Debentures or the Guarantee under the Securities Act of 1933, as amended (the "Securities Act"), or any other applicable securities laws in reliance upon exemptions from the registration requirements of the Securities Act and other applicable securities laws. The Offerors agree that this Agreement shall be incorporated by reference into the Subscription Agreement and the Purchaser shall be entitled to each of the benefits of the Placement Agents and the Purchaser under this Agreement and shall be entitled to enforce obligations of the Offerors under this Agreement as fully as if the Purchaser were a party to this Agreement. The Offerors and the Placement Agents have entered into this Agreement to set forth their understanding as to their relationship and their respective rights, duties and obligations.

1.4. Legends. Upon original issuance thereof, and until such time as the same is no longer required under the applicable requirements of the Securities Act, the Capital Securities and Debentures certificates shall each contain a legend as required pursuant to any of the Operative Documents.

Section 2. Purchase of Capital Securities.

2.1. Exclusive Rights; Purchase Price. From the date hereof until the Closing Date (which date may be extended by mutual agreement of the Offerors and the Placement Agents), the Offerors hereby grant to the Placement Agents the exclusive right to arrange for the sale of the Capital Securities to the Purchaser at a purchase price of $1,000.00 per Capital Security.

2.2. Subscription Agreement. The Offerors hereby agree to evidence their acceptance of the subscription by countersigning a copy of the Subscription Agreement and returning the same to the Placement Agents.

2.3. Closing and Delivery of Payment.

2.3.1. Closing; Closing Date. The sale and purchase of the Capital Securities by the Offerors to the Purchaser shall take place at a closing (the "Closing") at the offices of Lewis, Rice & Fingersh, L.C., at 10:00 a.m. (St. Louis time) on March 26, 2003, or such other business day as may be agreed upon by the Offerors and the Placement Agents (the "Closing Date"); provided, however, that in no event shall the Closing Date occur later than March 28, 2003 unless consented to by the Purchaser. Payment by the Purchaser shall be payable in the manner set forth in the Subscription Agreement and shall be made prior to or on the Closing Date.

2.3.2. Delivery. The certificate for the Capital Securities shall be in definitive form, registered in the name of the Purchaser and in the aggregate amount of the Capital Securities purchased by the Purchaser.

2.3.3. **Transfer Agent.** The Offerors shall deposit the certificate representing the Capital Securities with the Institutional Trustee or other appropriate party prior to the Closing Date.

2.4. **Placement Agents' Fees and Expenses.**

2.4.1. **Placement Agents' Compensation.** Because the proceeds from the sale of the Capital Securities shall be used to purchase the Debentures from the Company, the Company shall pay an aggregate of $30.00 for each $1,000.00 of principal amount of Debentures sold to the Trust (excluding the Debentures related to the Common Securities purchased by the Company). Of this amount, $15.00 for each $1,000.00 of principal amount of Debentures shall be payable to FTN Financial Capital Markets and $15.00 for each $1,000.00 of principal amount of Debentures shall be payable to Keefe, Bruyette & Woods, Inc. Such amount shall be delivered to the Trustee or such other person designated by the Placement Agents on the Closing Date and shall be allocated between and paid to the respective Placement Agents as directed by the Placement Agents.

2.4.2. **Costs and Expenses.** Whether or not this Agreement is terminated or the sale of the Capital Securities is consummated, the Company hereby covenants and agrees that it shall pay or cause to be paid (directly or by reimbursement) all reasonable costs and expenses incident to the performance of the obligations of the Offerors under this Agreement, including all fees, expenses and disbursements of counsel and accountants for the Offerors; all reasonable expenses incurred by the Offerors incident to the preparation, execution and delivery of the Trust Agreement, the Indenture, and the Guarantee; and all other reasonable costs and expenses incident to the performance of the obligations of the Company hereunder and under the Trust Agreement.

2.5. **Failure to Close.** If any of the conditions to the Closing specified in this Agreement shall not have been fulfilled to the satisfaction of the Placement Agents or if the Closing shall not have occurred on or before 10:00 a.m. (St. Louis time) on March 28, 2003, then each party hereto, notwithstanding anything to the contrary in this Agreement, shall be relieved of all further obligations under this Agreement without thereby waiving any rights it may have by reason of such nonfulfillment or failure; provided, however, that the obligations of the parties under Sections 2.4.2, 7.5 and 9 shall not be so relieved and shall continue in full force and effect.

Section 3. Closing Conditions. The obligations of the Purchaser and the Placement Agents on the Closing Date shall be subject to the accuracy, at and as of the Closing Date, of the representations and warranties of the Offerors contained in this Agreement, to the accuracy, at and as of the Closing Date, of the statements of the Offerors made in any certificates pursuant to this Agreement, to the performance by the Offerors of their respective obligations under this Agreement, to compliance, at and as of the Closing Date, by the Offerors with their respective agreements herein contained, and to the following further conditions:

3.1. **Opinions of Counsel.** On the Closing Date, the Placement Agents shall have received the following favorable opinions, each dated as of the Closing Date: (a) from Foster Pepper Tooze LLP, counsel for the Offerors and addressed to the Purchaser and the Placement Agents in substantially the form set forth on Exhibit B-1 attached hereto and incorporated herein by this reference, (b) from Bingham McCutchen LLP, special Connecticut counsel to the Offerors and addressed to the Purchaser, the Placement Agents and the Offerors, in substantially the form set forth on Exhibit B-2 attached hereto and incorporated herein by this reference and (c) from Lewis, Rice & Fingersh, L.C., special tax counsel to the Offerors, and addressed to the Placement Agents and the Offerors, in substantially the form set forth on Exhibit B-3 attached hereto and incorporated herein by this reference, subject to the receipt by Lewis, Rice & Fingersh, L.C. of a representation letter from the Company in the form set forth in Exhibit B-3 completed in a manner reasonably satisfactory to Lewis, Rice & Fingersh, L.C. (collectively, the "Offerors' Counsel Opinions"). In rendering the Offerors' Counsel Opinions, counsel to the Offerors may rely as to factual matters upon certificates or other documents furnished by officers, directors and trustees of the Offerors (copies of which shall be delivered to the Placement Agents and the Purchaser) and by government officials, and upon such other documents as counsel to the Offerors may, in their reasonable opinion, deem appropriate as a basis for the Offerors' Counsel Opinions. Counsel to the Offerors may specify the jurisdictions in which they are admitted to practice and that they are not admitted to practice in any other jurisdiction and are not experts in the law of any other jurisdiction. If the Offerors' counsel is not admitted to practice in the State of New York, the opinion of Offerors' counsel may assume, for purposes of the opinion, that the laws of the State of New York are substantively identical, in all respects material to the opinion, to the internal laws of the state in which such counsel is admitted to practice. Such Offerors' Counsel Opinions shall not state that they are to be governed or qualified by, or that they are otherwise subject to, any treatise, written policy or other document relating to legal opinions, including, without limitation, the Legal Opinion Accord of the ABA Section of Business Law (1991).

3.2. **Officer's Certificate.** At the Closing Date, the Purchaser and the Placement Agents shall have received certificates from the Chief Executive Officer of the Company, dated as of the Closing Date, stating that (i) the representations and warranties of the Offerors set forth in Section 5 hereof are true and correct as of the Closing Date and that the Offerors have complied with all agreements and satisfied all conditions on their part to be performed or satisfied at or prior to the Closing Date, (ii) since the date of this Agreement the Offerors have not incurred any liability or obligation, direct or contingent, or entered into any material transactions, other than in the ordinary course of business, which is material to the Offerors, and (iii) covering such other matters as the Placement Agents may reasonably request.

3.3. **Administrator's Certificate.** At the Closing Date, the Purchaser and the Placement Agents shall have received a certificate of one or more Administrators of the Trust, dated as of the Closing Date, stating that the representations and warranties of the Trust set forth in Section 5 are true and correct as of the Closing Date and that the Trust has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Date.

3.4. **Purchase Permitted by Applicable Laws; Legal Investment.** The purchase of and payment for the Capital Securities as described in this Agreement and pursuant to the Subscription Agreement shall (a) not be prohibited by any applicable law or governmental regulation, (b) not subject the Purchaser or the Placement Agents to any penalty or, in the reasonable judgment of the Purchaser and the Placement Agents, other onerous conditions under or pursuant to any applicable law or governmental regulation, and (c) be permitted by the laws and regulations of the jurisdictions to which the Purchaser and the Placement Agents are subject.

3.5. **Consents and Permits.** The Company and the Trust shall have received all consents, permits and other authorizations, and made all such filings and declarations, as may be required from any person or entity pursuant to any law, statute, regulation or rule (federal, state, local and foreign), or pursuant to any agreement, order or decree to which the Company or the Trust is a party or to which either is subject, in connection with the transactions contemplated by this Agreement.

3.6. **Sale of Purchaser Securities.** The Purchaser shall have sold securities issued by the Purchaser in an amount such that the net proceeds of such sale shall be (i) available on the Closing Date and (ii) in an amount sufficient to purchase the Capital Securities and all other capital or similar securities contemplated in agreements similar to this Agreement and the Subscription Agreement.

3.7. **Information.** Prior to or on the Closing Date, the Offerors shall have furnished to the Placement Agents such further information, certificates, opinions and documents addressed to the Purchaser and the Placement Agents, which the Placement Agents may reasonably request, including, without limitation, a complete set of the Operative Documents or any other documents or certificates required by this Section 3; and all proceedings taken by the Offerors in connection with the issuance, offer and sale of the Capital Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Placement Agents.

If any condition specified in this Section 3 shall not have been fulfilled when and as required in this Agreement, or if any of the opinions or certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Placement Agents, this Agreement may be terminated by the Placement Agents by notice to the Offerors at any time at or prior to the Closing Date. Notice of such termination shall be given to the Offerors in writing or by telephone or facsimile confirmed in writing.

Section 4. **Conditions to the Offerors' Obligations.** The obligations of the Offerors to sell the Capital Securities to the Purchaser and consummate the transactions contemplated by this Agreement shall be subject to the accuracy, at and as of the Closing Date, of the representations and warranties of the Placement Agents contained in this Agreement and to the following further conditions:

4.1. **Executed Agreement.** The Offerors shall have received from the Placement Agents an executed copy of this Agreement.

4.2. **Fulfillment of Other Obligations.** The Placement Agents shall have fulfilled all of their other obligations and duties required to be fulfilled under this Agreement prior to or at the Closing.

Section 5. **Representations and Warranties of the Offerors.** Except as set forth on the Disclosure Schedule (as defined in Section 11.1) attached hereto, if any, the Offerors jointly and severally represent and warrant to the Placement Agents and the Purchaser as of the date hereof and as of the Closing Date as follows:

5.1. Securities Law Matters.

(a) Neither the Company nor the Trust, nor any of their "Affiliates" (as defined in Rule 501(b) of Regulation D under the Securities Act ("Regulation D")), nor any person acting on any of their behalf has, directly or indirectly, made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the registration under the Securities Act of any of the Capital Securities, the Guarantee or the Debentures (collectively, the "Securities") or any other securities to be issued, or which may be issued, by the Purchaser.

(b) Neither the Company nor the Trust, nor any of their Affiliates, nor any person acting on its or their behalf has (i) other than the Placement Agents, offered for sale or solicited offers to purchase the Securities, (ii) engaged or will engage, in any "directed selling efforts" within the meaning of Regulation S under the Securities Act ("Regulation S") with respect to the Securities, or (iii) engaged in any form of offering, general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of any of the Securities.

(c) The Securities satisfy the eligibility requirements of Rule 144A(d)(3) under the Securities Act.

(d) Neither the Company nor the Trust is or, after giving effect to the offering and sale of the Capital Securities and the consummation of the transactions described in this Agreement, will be an "investment company" or an entity "controlled" by an "investment company," in each case within the meaning of Section 3(a) of the Investment Company Act of 1940, as amended (the "Investment Company Act") without regard to Section 3(c) of the Investment Company Act.

(e) Neither the Company nor the Trust has paid or agreed to pay to any person or entity (other than the Placement Agents) any compensation for soliciting another to purchase any of the Securities.

5.2. Organization, Standing and Qualification of the Trust. The Trust has been duly created and is validly existing in good standing as a statutory trust under the Connecticut Statutory Trust Act (the "Statutory Trust Act") with the power and authority to own property and to conduct the business it transacts and proposes to transact and to enter into and perform its obligations under the Operative Documents. The Trust is duly qualified to transact business as a foreign entity and is in good standing in each jurisdiction in which such qualification is necessary, except where the failure to so qualify or be in good standing would not have a material adverse effect on the Trust. The Trust is not a party to or otherwise bound by any agreement other than the Operative Documents. The Trust is and will, under current law, be classified for federal income tax purposes as a grantor trust and not as an association taxable as a corporation.

5.3. Trust Agreement. The Trust Agreement has been duly authorized by the Company and, on the Closing Date, will have been duly executed and delivered by the Company and the Administrators of the Trust, and, assuming due authorization, execution and delivery by the Institutional Trustee, will be a valid and binding obligation of the Company and such Administrators, enforceable against them in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, moratorium, receivership, reorganization, liquidation and other laws relating to or affecting creditors' rights generally, and (b) general principles of equity (regardless of whether considered and applied in a proceeding in equity or at law) ("Bankruptcy and Equity"). Each of the Administrators of the Trust is an employee or a director of the Company or of a financial institution subsidiary of the Company and has been duly authorized by the Company to execute and deliver the Trust Agreement.

5.4. Guarantee Agreement and the Indenture. Each of the Guarantee and the Indenture has been duly authorized by the Company and, on the Closing Date will have been duly executed and delivered by the Company, and, assuming due authorization, execution and delivery by the Guarantee Trustee, in the case of the Guarantee, and by the Indenture Trustee, in the case of the Indenture, will be a valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to Bankruptcy and Equity.

5.5. Capital Securities and Common Securities. The Capital Securities and the Common Securities have been duly authorized by the Trust Agreement and, when issued and delivered against payment therefor on the Closing Date to the Purchaser, in the case of the Capital Securities, and to the Company, in the case of the Common Securities, will be validly issued and represent undivided beneficial interests in the assets of the Trust. None of the Capital Securities or the Common Securities is subject to preemptive or other similar rights. On the Closing Date, all of the issued and outstanding Common Securities will be directly owned by the Company free and clear of any pledge, security interest, claim, lien or other encumbrance.

5.6. Debentures. The Debentures have been duly authorized by the Company and, at the Closing Date, will have been duly executed and delivered to the Indenture Trustee for authentication in accordance with the Indenture, and, when authenticated in the manner provided for in the Indenture and delivered against payment therefor by the Trust, will constitute valid and binding obligations of the Company entitled to the benefits of the Indenture enforceable against the Company in accordance with their terms, subject to Bankruptcy and Equity.

5.7. Power and Authority. This Agreement has been duly authorized, executed and delivered by the Company and the Trust and constitutes the valid and binding obligation of the Company and the

Trust, enforceable against the Company and the Trust in accordance with its terms, subject to Bankruptcy and Equity.

5.8. No Defaults. The Trust is not in violation of the Trust Agreement or, to the knowledge of the Administrators, any provision of the Statutory Trust Act. The execution, delivery and performance by the Company or the Trust of this Agreement or the Operative Documents to which it is a party, and the consummation of the transactions contemplated herein or therein and the use of the proceeds therefrom, will not conflict with or constitute a breach of, or a default under, or result in the creation or imposition of any lien, charge or other encumbrance upon any property or assets of the Trust, the Company or any of the Company's Subsidiaries (as defined in Section 5.11 hereof) pursuant to any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which the Trust, the Company or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of any of them is subject, except for a conflict, breach, default, lien, charge or encumbrance which could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect nor will such action result in any violation of the Trust Agreement or the Statutory Trust Act or require the consent, approval, authorization or order of any court or governmental agency or body. As used herein, the term "Material Adverse Effect" means any one or more effects that individually or in the aggregate are material and adverse to the Offeror's ability to consummate the transactions contemplated herein or in the Operative Documents or any one or more effects that individually or in the aggregate are material and adverse to the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Company and its Subsidiaries taken as whole, whether or not occurring in the ordinary course of business.

5.9. Organization, Standing and Qualification of the Company. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of Oregon, with all requisite corporate power and authority to own its properties and conduct the business it transacts and proposes to transact, and is duly qualified to transact business and is in good standing as a foreign corporation in each jurisdiction where the nature of its activities requires such qualification, except where the failure of the Company to be so qualified would not, singly or in the aggregate, have a Material Adverse Effect.

5.10. Subsidiaries of the Company. Each of the Company's significant subsidiaries (as defined in Section 1-02(w) of Regulation S-X to the Securities Act (the "Significant Subsidiaries")) is listed in Exhibit C attached hereto and incorporated herein by this reference. Each Significant Subsidiary has been duly organized and is validly existing and in good standing under the laws of the jurisdiction in which it is chartered or organized, with all requisite power and authority to own its properties and conduct the business it transacts and proposes to transact, and is duly qualified to transact business and is in good standing as a foreign entity in each jurisdiction where the nature of its activities requires such qualification, except where the failure of any such Significant Subsidiary to be so qualified would not, singly or in the aggregate, have a Material Adverse Effect. All of the issued and outstanding shares of capital stock of the Significant Subsidiaries (a) have been duly authorized and are validly issued, (b) are fully paid and nonassessable, and (c) are wholly owned, directly or indirectly, by the Company free and clear of any security interest, mortgage, pledge, lien, encumbrance, restriction upon voting or transfer, preemptive rights, claim, equity or other defect.

5.11. Permits. The Company and each of its subsidiaries (as defined in Section 1-02(x) of Regulation S-X to the Securities Act) (the "Subsidiaries") have all requisite power and authority, and all necessary authorizations, approvals, orders, licenses, certificates and permits of and from regulatory or governmental officials, bodies and tribunals, to own or lease their respective properties and to conduct their respective businesses as now being conducted, except such authorizations, approvals, orders, licenses, certificates and permits which, if not obtained and maintained, would not, singly or in the aggregate, have a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such authorizations, approvals, orders, licenses, certificates or permits which, singly or in the aggregate, if the failure to be so licensed or approved is the subject of an unfavorable decision, ruling or finding, would, singly or in the aggregate, have a Material Adverse Effect; and the Company and its Subsidiaries are in compliance with all applicable laws, rules, regulations and orders and consents, the violation of which would, singly or in the aggregate, have a Material Adverse Effect.

5.12. **<u>Conflicts, Authorizations and Approvals</u>.** Neither the Company nor any of its Subsidiaries is in violation of its respective articles or certificate of incorporation, charter or by-laws or similar organizational documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which either the Company or any of its Subsidiaries is a party, or by which it or any of them may be bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, the effect of which violation or default in performance or observance would have, singly or in the aggregate, a Material Adverse Effect.

5.13. **<u>Holding Company Registration and Deposit Insurance</u>.** The Company is duly registered (i) as a bank holding company or financial holding company under the Bank Holding Company Act of 1956, as amended, and the regulations of the Board of Governors of the Federal Reserve System or (ii) as a savings and loan holding company under the Home Owners' Loan Act of 1933, as amended, and the regulations of the Office of Thrift Supervision, and the deposit accounts of the Company's Subsidiary depository institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") to the fullest extent permitted by law and the rules and regulations of the FDIC, and no proceedings for the termination of such insurance are pending or threatened.

5.14. **<u>Financial Statements</u>.**

(a) The consolidated balance sheets of the Company and all of its Subsidiaries as of December 31, 2002 and December 31, 2001 and related consolidated income statements and statements of changes in shareholders' equity for the 3 years ended December 31, 2002 together with the notes thereto, copies of each of which have been provided to the Placement Agents (together, the "Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein) and fairly present in all material respects the financial position and the results of operations and changes in shareholders' equity of the Company and all of its Subsidiaries as of the dates and for the periods indicated. The books and records of the Company and all of its Subsidiaries have been, and are being, maintained in all material respects in accordance with generally accepted accounting principles and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) The information in the Company's report on form FR Y-9SP dated December 31, 2002 (the "FR Y-9SP") previously provided to the Placement Agents fairly presents in all material respects the financial position of the Company and all of its Subsidiaries as of such date.

(c) Since the respective dates of the Financial Statements and the FR Y-9SP, there has been no material adverse change or development with respect to the financial condition or earnings of the Company and all of its Subsidiaries, taken as a whole.

(d) The accountants of the Company who certified the Financial Statements are independent public accountants of the Company and its Subsidiaries within the meaning of the Securities Act and the rules and regulations thereunder.

5.15. Regulatory Enforcement Matters. Neither the Company nor any of its Subsidiaries is subject or is party to, or has received any notice or advice that any of them may become subject or party to, any investigation with respect to, any cease-and-desist order, agreement, consent agreement, memorandum of understanding or other regulatory enforcement action, proceeding or order with or by, or is a party to any commitment letter or similar undertaking to, or is subject to any directive by, or has been since January 1, 2000, a recipient of any supervisory letter from, or since January 1, 2000, has adopted any board resolutions at the request of, any Regulatory Agency (as defined below) that currently restricts in any material respect the conduct of their business or that in any material manner relates to their capital adequacy, their credit policies, their ability or authority to pay dividends or make distributions to their shareholders or make payments of principal or interest on their debt obligations, their management or their business (each, a "Regulatory Agreement"), nor has the Company or any of its Subsidiaries been advised since January 1, 2000, by any Regulatory Agency that it is considering issuing or requesting any such Regulatory Agreement. There is no material unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries. As used herein, the term "Regulatory Agency" means any federal or state agency charged with the supervision or regulation of depository institutions, bank, financial or savings and loan holding companies, or engaged in the insurance of depository institution deposits, or any court, administrative agency or commission or other governmental agency, authority or instrumentality having supervisory or regulatory authority with respect to the Company or any of its Subsidiaries.

5.16. No Material Change. Since December 31, 2002, there has been no material adverse change or development with respect to the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Company or its Subsidiaries on a consolidated basis, whether or not arising in the ordinary course of business.

5.17. No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material liability, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit, proceeding, hearing, charge, complaint, claim or demand against the Company or its Subsidiaries giving rise to any such liability), except (i) for liabilities set forth in the Financial Statements and (ii) normal fluctuation in the amount of the liabilities referred to in clause (i) above occurring in the ordinary course of business of the Company and all of its Subsidiaries since the date of the most recent balance sheet included in the Financial Statements.

5.18. Litigation. No charge, investigation, action, suit or proceeding is pending or, to the knowledge of the Offerors, threatened, against or affecting the Company or its Subsidiaries or any of their respective properties before or by any courts or any regulatory, administrative or governmental official, commission, board, agency or other authority or body, or any arbitrator, wherein an unfavorable decision, ruling or finding could have, singly or in the aggregate, a Material Adverse Effect.

5.19. Deferral of Interest Payments on Debentures. The Company has no present intention to exercise its option to defer payments of interest on the Debentures as provided in the Indenture. The Company believes that the likelihood that it would exercise its right to defer payments of interest on the Debentures as provided in the Indenture at any time during which the Debentures are outstanding is remote because of the restrictions that would be imposed on the Company's ability to declare or pay dividends or distributions on, or to redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock and on the Company's ability to make any payments of principal, interest or premium on, or repay, repurchase or redeem, any of its debt securities that rank *pari passu* in all respects with, or junior in interest to, the Debentures.

Section 6. **Representations and Warranties of the Placement Agents.** Each Placement Agent represents and warrants to the Offerors as to itself (but not as to the other Placement Agent) as follows:

6.1. **Organization, Standing and Qualification.**

(a) FTN Financial Capital Markets is a division of First Tennessee Bank, N.A., a national banking association duly organized, validly existing and in good standing under the laws of the United States, with full power and authority to own, lease and operate its properties and conduct its business as currently being conducted. FTN Financial Capital Markets is duly qualified to transact business as a foreign corporation and is in good standing in each other jurisdiction in which it owns or leases property or conducts its business so as to require such qualification and in which the failure to so qualify would, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business, prospects or results of operations of FTN Financial Capital Markets.

(b) Keefe, Bruyette & Woods, Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, with full power and authority to own, lease and operate its properties and conduct its business as currently being conducted. Keefe, Bruyette & Woods, Inc. is duly qualified to transact business as a foreign corporation and is in good standing in each other jurisdiction in which it owns or leases property or conducts its business so as to require such qualification and in which the failure to so qualify would, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business, prospects or results of operations of Keefe, Bruyette & Woods, Inc.

6.2. **Power and Authority.** The Placement Agent has all requisite power and authority to enter into this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by the Placement Agent and constitutes the legal, valid and binding agreement of the Placement Agent, enforceable against the Placement Agent in accordance with its terms, subject to Bankruptcy and Equity and except as any indemnification or contribution provisions thereof may be limited under applicable securities laws.

6.3. **General Solicitation.** In the case of the offer and sale of the Capital Securities, no form of general solicitation or general advertising was used by the Placement Agent or its representatives including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising. Neither the Placement Agent nor its representatives have engaged or will engage in any "directed selling efforts" within the meaning of Regulation S with respect to the Capital Securities.

6.4. **Purchaser.** The Placement Agent has made such reasonable inquiry as is necessary to determine that the Purchaser is acquiring the Capital Securities for its own account, that the Purchaser does not intend to distribute the Capital Securities in contravention of the Securities Act or any other applicable securities laws, and that the Purchaser is not a "U.S. person" as that term is defined under Rule 902 of the Securities Act.

6.5. **Qualified Purchasers.** The Placement Agent has not offered or sold and will not arrange for the offer or sale of the Capital Securities except (i) in an offshore transaction complying with Rule 903 of Regulation S, or (ii) to those the Placement Agent reasonably believes are "accredited investors" (as defined in Rule 501 of Regulation D), or (iii) in any other manner that does not require registration of the Capital Securities under the Securities Act. In connection with each such sale, the Placement Agent has taken or will take reasonable steps to ensure that the Purchaser is aware that (a) such sale is being made in reliance on an exemption under the Securities Act and (b) future transfers of the Capital Securities will not be made except in compliance with applicable securities laws.

6.6. **Offering Circulars**. Neither the Placement Agent nor its representatives will include any non-public information about the Company, the Trust or any of their affiliates in any registration statement, prospectus, offering circular or private placement memorandum used in connection with any purchase of Capital Securities without the prior written consent of the Trust and the Company.

Section 7. Covenants of the Offerors. The Offerors covenant and agree with the Placement Agents and the Purchaser as follows:

7.1. **Compliance with Representations and Warranties**. During the period from the date of this Agreement to the Closing Date, the Offerors shall use their best efforts and take all action necessary or appropriate to cause their representations and warranties contained in Section 5 hereof to be true as of the Closing Date, after giving effect to the transactions contemplated by this Agreement, as if made on and as of the Closing Date.

7.2. **Sale and Registration of Securities**. The Offerors and their Affiliates shall not nor shall any of them permit any person acting on their behalf (other than the Placement Agents), to directly or indirectly (i) sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the Securities Act) that would or could be integrated with the sale of the Capital Securities in a manner that would require the registration under the Securities Act of the Securities or (ii) make offers or sales of any such Security, or solicit offers to buy any such Security, under circumstances that would require the registration of any of such Securities under the Securities Act.

7.3. **Use of Proceeds**. The Trust shall use the proceeds from the sale of the Capital Securities to purchase the Debentures from the Company.

7.4. **Investment Company**. The Offerors shall not engage, or permit any Subsidiary to engage, in any activity which would cause it or any Subsidiary to be an "investment company" under the provisions of the Investment Company Act.

7.5. **Reimbursement of Expenses**. If the sale of the Capital Securities provided for herein is not consummated (i) because any condition set forth in Section 3 hereof is not satisfied, or (ii) because of any refusal, inability or failure on the part of the Company or the Trust to perform any agreement herein or comply with any provision hereof other than by reason of a breach by the Placement Agents, the Company shall reimburse the Placement Agents upon demand for all of their pro rata share of out-of-pocket expenses (including reasonable fees and disbursements of counsel) in an amount not to exceed $50,000.00 that shall have been incurred by them in connection with the proposed purchase and sale of the Capital Securities. Notwithstanding the foregoing, the Company shall have no obligation to reimburse the Placement Agents for their out-of-pocket expenses if the sale of the Capital Securities fails to occur because the condition set forth in Section 3.6 is not satisfied or because either of the Placement Agents fails to fulfill a condition set forth in Section 4.

7.6. **Directed Selling Efforts, Solicitation and Advertising**. In connection with any offer or sale of any of the Securities, the Offerors shall not, nor shall either of them permit any of their Affiliates or any person acting on their behalf, other than the Placement Agents, to, (i) engage in any "directed selling efforts" within the meaning of Regulation S, or (ii) engage in any form of general solicitation or general advertising (as defined in Regulation D).

7.7. **Compliance with Rule 144A(d)(4) under the Securities Act**. So long as any of the Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Offerors will, during any period in which they are not subject to and in compliance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the Offerors are not exempt from such reporting requirements pursuant to and in compliance with

Rule 12g3-2(b) under the Exchange Act, provide to each holder of such restricted securities and to each prospective purchaser (as designated by such holder) of such restricted securities, upon the request of such holder or prospective purchaser in connection with any proposed transfer, any information required to be provided by Rule 144A(d)(4) under the Securities Act, if applicable. This covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by such holders, from time to time of such restricted securities. The information provided by the Offerors pursuant to this Section 7.7 will not, at the date thereof, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

7.8. **Quarterly Reports.** Within 50 days of the end of each calendar year quarter and within 100 days of the end of each calendar year during which the Debentures are issued and outstanding, the Offerors shall submit to The Bank of New York a completed quarterly report in the form attached hereto as Exhibit D. The Offerors acknowledge and agree that The Bank of New York and its successors and assigns is a third party beneficiary of this Section 7.8

Section 8. **Covenants of the Placement Agents.** The Placement Agents covenant and agree with the Offerors that, during the period from the date of this Agreement to the Closing Date, the Placement Agents shall use their best efforts and take all action necessary or appropriate to cause their representations and warranties contained in Section 6 to be true as of Closing Date, after giving effect to the transactions contemplated by this Agreement, as if made on and as of the Closing Date. The Placement Agents further covenant and agree not to engage in hedging transactions with respect to the Capital Securities unless such transactions are conducted in compliance with the Securities Act.

Section 9. **Indemnification.**

9.1. **Indemnification Obligation.** The Offerors shall jointly and severally indemnify and hold harmless the Placement Agents and the Purchaser and each of their respective agents, employees, officers and directors and each person that controls either of the Placement Agents or the Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and agents, employees, officers and directors or any such controlling person of either of the Placement Agents or the Purchaser (each such person or entity, an "Indemnified Party") from and against any and all losses, claims, damages, judgments, liabilities or expenses, joint or several, to which such Indemnified Party may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Offerors), insofar as such losses, claims, damages, judgments, liabilities or expenses (or actions in respect thereof) arise out of, or are based upon, or relate to, in whole or in part, (a) any untrue statement or alleged untrue statement of a material fact contained in any information (whether written or oral) or documents executed in favor of, furnished or made available to the Placement Agents or the Purchaser by the Offerors, or (b) any omission or alleged omission to state in any information (whether written or oral) or documents executed in favor of, furnished or made available to the Placement Agents or the Purchaser by the Offerors a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse each Indemnified Party for any legal and other expenses as such expenses are reasonably incurred by such Indemnified Party in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, judgments, liability, expense or action described in this Section 9.1. In addition to their other obligations under this Section 9, the Offerors hereby agree that, as an interim measure during the pendency of any claim, action, investigation, inquiry or other proceeding arising out of, or based upon, or related to the matters described above in this Section 9.1, they shall reimburse each Indemnified Party on a quarterly basis for all reasonable legal or other expenses incurred in connection with investigating or defending any such claim, action, investigation, inquiry or other proceeding, notwithstanding the absence of a judicial determination as to the propriety and enforceability of the possibility that such payments might later be held to have been improper by a court of competent jurisdiction. To the extent that any such interim reimbursement payment is so held to have been improper, each Indemnified Party shall promptly return such amounts to the Offerors together with interest, determined on the basis of the prime rate (or other commercial lending rate for borrowers of the highest credit standing) announced from time to time by First Tennessee Bank, N.A. (the "Prime Rate"). Any such interim reimbursement payments which are not made to an Indemnified Party within 30 days of a request for reimbursement shall bear interest at the Prime Rate from the date of such request.

9.2. Conduct of Indemnification Proceedings. Promptly after receipt by an Indemnified Party under this Section 9 of notice of the commencement of any action, such Indemnified Party shall, if a claim in respect thereof is to be made against the Offerors under this Section 9, notify the Offerors in writing of the commencement thereof; but, subject to Section 9.4, the omission to so notify the Offerors shall not relieve them from any liability pursuant to Section 9.1 which the Offerors may have to any Indemnified Party unless and to the extent that the Offerors did not otherwise learn of such action and such failure by the Indemnified Party results in the forfeiture by the Offerors of substantial rights and defenses. In case any such action is brought against any Indemnified Party and such Indemnified Party seeks or intends to seek indemnity from the Offerors, the Offerors shall be entitled to participate in, and, to the extent that they may wish, to assume the defense thereof with counsel reasonably satisfactory to such Indemnified Party; provided, however, if the defendants in any such action include both the Indemnified Party and the Offerors and the Indemnified Party shall have reasonably concluded that there may be a conflict between the positions of the Offerors and the Indemnified Party in conducting the defense of any such action or that there may be legal defenses available to it and/or other Indemnified Parties which are different from or additional to those available to the Offerors, the Indemnified Party shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Party. Upon receipt of notice from the Offerors to such Indemnified Party of their election to so assume the defense of such action and approval by the Indemnified Party of counsel, the Offerors shall not be liable to such Indemnified Party under this Section 9 for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof unless (i) the Indemnified Party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso in the preceding sentence (it being understood, however, that the Offerors shall not be liable for the expenses of more than one separate counsel representing the Indemnified Parties who are parties to such action), or (ii) the Offerors shall not have employed counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of commencement of the action, in each of which cases the fees and expenses of counsel of such Indemnified Party shall be at the expense of the Offerors.

9.3. Contribution. If the indemnification provided for in this Section 9 is required by its terms, but is for any reason held to be unavailable to or otherwise insufficient to hold harmless an Indemnified Party under Section 9.1 in respect of any losses, claims, damages, liabilities or expenses referred to herein or therein, then the Offerors shall contribute to the amount paid or payable by such Indemnified Party as a result of any losses, claims, damages, judgments, liabilities or expenses referred to herein (i) in such proportion as is appropriate to reflect the relative benefits received by the Offerors, on the one hand, and the Indemnified Party, on the other hand, from the offering of such Capital Securities, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Offerors, on the one hand, and the Placement Agents, on the other hand, in connection with the statements or omissions or inaccuracies in the representations and warranties herein or other breaches which resulted in such losses, claims, damages, judgments, liabilities or expenses, as well as any other relevant equitable considerations. The respective relative benefits received by the Offerors, on the one hand, and the Placement Agents, on the other hand, shall be deemed to be in the same proportion, in the case of the Offerors, as the total price paid to the Offerors for the Capital Securities sold by the Offerors to the Purchaser (net of the compensation paid to the Placement Agents hereunder, but before deducting expenses), and in the case of the Placement Agents, as the compensation received by them, bears to the total of such amounts paid to the Offerors and received by the Placement Agents as compensation. The relative fault of the Offerors and the Placement Agents shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or the omission or alleged omission of a material fact or the inaccurate or the alleged inaccurate representation and/or warranty relates to information supplied by the Offerors or the Placement Agents and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The provisions set forth in Section 9.2 with respect to notice of commencement of any action shall apply if a claim for contribution is made under this Section 9.3; provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 9.2 for purposes of indemnification. The Offerors and the Placement Agents agree that it would not be just and equitable if contribution pursuant to this Section 9.3 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 9.3. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, judgments, liabilities or expenses referred to in this Section 9.3 shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. In no event shall the liability of the Placement Agents hereunder be greater in amount than the dollar amount of the compensation (net of payment of all expenses) received by the Placement Agents upon the sale of the Capital Securities giving rise to such obligation. No person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not found guilty of such fraudulent misrepresentation.

9.4. **Additional Remedies.** The indemnity and contribution agreements contained in this Section 9 are in addition to any liability that the Offerors may otherwise have to any Indemnified Party.

9.5. **Additional Indemnification.** The Company shall indemnify and hold harmless the Trust against all loss, liability, claim, damage and expense whatsoever, as due from the Trust under Sections 9.1 through 9.4 hereof.

Section 10. Rights and Responsibilities of Placement Agents.

10.1. **Reliance.** In performing their duties under this Agreement, the Placement Agents shall be entitled to rely upon any notice, signature or writing which they shall in good faith believe to be genuine and to be signed or presented by a proper party or parties. The Placement Agents may rely upon any opinions or certificates or other documents delivered by the Offerors or their counsel or designees to either the Placement Agents or the Purchaser.

10.2. **Rights of Placement Agents.** In connection with the performance of their duties under this Agreement, the Placement Agents shall not be liable for any error of judgment or any action taken or omitted to be taken unless the Placement Agents were grossly negligent or engaged in willful misconduct in connection with such performance or non-performance. No provision of this Agreement shall require the Placement Agents to expend or risk their own funds or otherwise incur any financial liability on behalf of the Purchaser in connection with the performance of any of their duties hereunder. The Placement Agents shall be under no obligation to exercise any of the rights or powers vested in them by this Agreement.

Section 11. Miscellaneous.

11.1. **Disclosure Schedule.** The term "Disclosure Schedule," as used herein, means the schedule, if any, attached to this Agreement that sets forth items the disclosure of which is necessary or appropriate as an exception to one or more representations or warranties contained in Section 5 hereof; provided, that any item set forth in the Disclosure Schedule as an exception to a representation or warranty shall be deemed an admission by the Offerors that such item represents an exception, fact, event or circumstance that is reasonably likely to result in a Material Adverse Effect. The Disclosure Schedule shall be arranged in paragraphs corresponding to the section numbers contained in Section 5. Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the immediately preceding sentence, the mere listing (or inclusion of a copy) of a document or other item in the Disclosure Schedule shall not be deemed adequate to disclose an exception to a representation or warranty made herein unless the representation or warranty has to do with the existence of the document or other item itself. Information provided by the Company in response to any due diligence questionnaire shall not be deemed part of the Disclosure Schedule and shall not be deemed to be an exception to one or more representations or warranties contained in Section 5 hereof unless such information is specifically included on the Disclosure Schedule in accordance with the provisions of this Section 11.1.

11.2. **Legal Expenses.** At Closing, the Placement Agents shall provide a credit for the Offerors' transaction-related legal expenses in the amount of $10,000.00.

11.3. **Notices.** Prior to the Closing, and thereafter with respect to matters pertaining to this Agreement only, all notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, first-class mail, telex, telecopier or overnight air courier guaranteeing next day delivery:

if to the Placement Agents, to:

FTN Financial Capital Markets
845 Crossover Lane, Suite 150
Memphis, Tennessee 38117
Telecopier: 901-435-4706
Telephone: 800-456-5460
Attention: James D. Wingett

and

Keefe, Bruyette & Woods, Inc.
787 7th Avenue
4th Floor
New York, New York 10019
Telecopier: 212-403-2000
Telephone: 212-403-1004
Attention: Mitchell Kleinman, General Counsel

with a copy to:

Lewis, Rice & Fingersh, L.C.
500 North Broadway, Suite 2000
St. Louis, Missouri 63102
Telecopier: 314-241-6056
Telephone: 314-444-7600
Attention: Thomas C. Erb, Esq.

and

Sidley Austin Brown & Wood LLP
787 7th Avenue
New York, New York 10019
Telecopier: 212-839-5599
Telephone: 212-839-5300
Attention: Renwick Martin, Esq.

if to the Offerors, to:

Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212-3722
Telecopier: 503-287-0447
Telephone: 503-288-8495
Attention: Neal T. McLaughlin

with a copy to:

Foster Pepper Tooze, LLP
15th Floor, 101 S.W. Main Street
Portland, Oregon 97204
Telecopier: 503-221-0607
Telephone: 503-221-1512
Attention: Gordon E. Crim, Esq.

All such notices and communications shall be deemed to have been duly given (i) at the time delivered by hand, if personally delivered, (ii) five business days after being deposited in the mail, postage prepaid, if mailed, (iii) when answered back, if telexed, (iv) the next business day after being telecopied, or (v) the next business day after timely delivery to a courier, if sent by overnight air courier guaranteeing next day delivery. From and after the Closing, the foregoing notice provisions shall be superseded by any notice provisions of the Operative Documents under which notice is given. The Placement Agents, the Company, and their respective counsel, may change their respective notice addresses from time to time by written notice to all of the foregoing persons.

11.4. **Parties in Interest, Successors and Assigns.** Except as expressly set forth herein, this Agreement is made solely for the benefit of the Placement Agents, the Purchaser and the Offerors and any person controlling the Placement Agents, the Purchaser or the Offerors and their respective successors and assigns; and no other person shall acquire or have any right under or by virtue of this Agreement. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties.

11.5. **Counterparts.** This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

11.6. **Headings.** The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

11.7. **Governing Law.** THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AND NOT THE LAWS PERTAINING TO CONFLICTS OF LAWS) OF THE STATE OF NEW YORK.

11.8. **Entire Agreement.** This Agreement, together with the Operative Documents and the other documents delivered in connection with the transactions contemplated by this Agreement, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, together with the Operative Documents and the other documents delivered in connection with the transaction contemplated by this Agreement, supersedes all prior agreements and understandings between the parties with respect to such subject matter.

11.9. **Severability.** In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected, it being intended that all of the Placement Agents' and the Purchaser's rights and privileges shall be enforceable to the fullest extent permitted by law.

11.10. **Survival.** The Placement Agents and the Offerors, respectively, agree that the representations, warranties and agreements made by each of them in this Agreement and in any certificate or other instrument delivered pursuant hereto shall remain in full force and effect and shall survive the delivery of, and payment for, the Capital Securities.

Signatures appear on the following page

If this Agreement is satisfactory to you, please so indicate by signing the acceptance of this Agreement and deliver such counterpart to the Offerors whereupon this Agreement will become binding between us in accordance with its terms.

Very truly yours,

ALBINA COMMUNITY BANCORP

By: [signature]
Name: Robert McKean
Title: President/CEO

ALBINA STATUTORY TRUST I

By: [signature]
Name: Robert McKean
Title: Administrator

CONFIRMED AND ACCEPTED,
as of the date first set forth above

FTN FINANCIAL CAPITAL MARKETS,
a division of First Tennessee Bank, N.A.,
as a Placement Agent

By:____________________
Name:____________________
Title:____________________

KEEFE, BRUYETTE & WOODS, INC.
a New York corporation, as a Placement Agent

By:____________________
Name:____________________
Title:____________________

If this Agreement is satisfactory to you, please so indicate by signing the acceptance of this Agreement and deliver such counterpart to the Offerors whereupon this Agreement will become binding between us in accordance with its terms.

Very truly yours,

ALBINA COMMUNITY BANCORP

By:______________________________
Name:____________________________
Title:_____________________________

ALBINA STATUTORY TRUST I

By:______________________________
Name:____________________________
Title: Administrator

CONFIRMED AND ACCEPTED,
as of the date first set forth above

FTN FINANCIAL CAPITAL MARKETS,
a division of First Tennessee Bank, N.A.,
as a Placement Agent

By:______________________________
Name: JAMES D. WINGETT
Title: SENIOR VICE PRESIDENT

KEEFE, BRUYETTE & WOODS, INC.
a New York corporation, as a Placement Agent

By:______________________________
Name:____________________________
Title:_____________________________

If this Agreement is satisfactory to you, please so indicate by signing the acceptance of this Agreement and deliver such counterpart to the Offerors whereupon this Agreement will become binding between us in accordance with its terms.

Very truly yours,

ALBINA COMMUNITY BANCORP

By:______________________________
Name:____________________________
Title:_____________________________

ALBINA STATUTORY TRUST I

By:______________________________
Name:____________________________
Title: Administrator

CONFIRMED AND ACCEPTED,
as of the date first set forth above

FTN FINANCIAL CAPITAL MARKETS,
a division of First Tennessee Bank, N.A.,
as a Placement Agent

By:______________________________
Name:____________________________
Title:_____________________________

KEEFE, BRUYETTE & WOODS, INC.
a New York corporation, as a Placement Agent

By: [signature]
Name: Peter J. Wirth
Title: Managing Director

EXHIBIT A

FORM OF SUBSCRIPTION AGREEMENT

ALBINA STATUTORY TRUST I
ALBINA COMMUNITY BANCORP

SUBSCRIPTION AGREEMENT

March 26, 2003

THIS SUBSCRIPTION AGREEMENT (this "Agreement") made among Albina Statutory Trust I (the "Trust"), a statutory trust created under the Connecticut Statutory Trust Act (Chapter 615 of Title 34 of the Connecticut General Statutes, Section 500, *et seq.*), Albina Community Bancorp, an Oregon corporation, with its principal offices located at 2002 NE Martin Luther King, Jr. Boulevard, Portland, Oregon 97212-3722 (the "Company" and, collectively with the Trust, the "Offerors"), and Preferred Term Securities IX, Ltd. (the "Purchaser").

RECITALS:

A. The Trust desires to issue 4,000 of its Fixed/Floating Rate Capital Securities (the "Capital Securities"), liquidation amount $1,000.00 per Capital Security, representing an undivided beneficial interest in the assets of the Trust (the "Offering"), to be issued pursuant to an Amended and Restated Declaration of Trust (the "Declaration") by and among the Company, U. S. Bank National Association ("U. S. Bank"), the administrators named therein, and the holders (as defined therein), which Capital Securities are to be guaranteed by the Company with respect to distributions and payments upon liquidation, redemption and otherwise pursuant to the terms of a Guarantee Agreement between the Company and U. S. Bank, as trustee (the "Guarantee"); and

B. The proceeds from the sale of the Capital Securities will be combined with the proceeds from the sale by the Trust to the Company of its common securities, and will be used by the Trust to purchase an equivalent amount of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures of the Company (the "Debentures") to be issued by the Company pursuant to an indenture to be executed by the Company and U. S. Bank, as trustee (the "Indenture"); and

C. In consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF CAPITAL SECURITIES

1.1. Upon the execution of this Agreement, the Purchaser hereby agrees to purchase from the Trust 4,000 Capital Securities at a price equal to $1,000.00 per Capital Security (the "Purchase Price") and the Trust agrees to sell such Capital Securities to the Purchaser for said Purchase Price. The rights and preferences of the Capital Securities are set forth in the Declaration. The Purchase Price is payable in immediately available funds on March 26, 2003, or such other business day as may be designated by the Purchaser, but in no event later than March 28, 2003 (the "Closing Date"). The Offerors shall provide the Purchaser wire transfer instructions no later than 1 day following the date hereof.

1.2. The certificate for the Capital Securities shall be delivered by the Trust on the Closing Date to the Purchaser or its designee.

1.3. The Placement Agreement, dated March 17, 2003 (the "Placement Agreement"), among the Offerors and the Placement Agents identified therein includes certain representations and warranties, covenants and conditions to closing and certain other matters governing the Offering. The Placement Agreement is hereby incorporated by reference into this Agreement and the Purchaser shall be entitled to each of the benefits of the Placement Agents and the Purchaser under the Placement Agreement and shall be entitled to enforce the obligations of the Offerors under such Placement Agreement as fully as if the Purchaser were a party to such Placement Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PURCHASER

2.1. The Purchaser understands and acknowledges that neither the Capital Securities, the Debentures nor the Guarantee have been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any other applicable securities law, are being offered for sale by the Trust in transactions not requiring registration under the Securities Act, and may not be offered, sold, pledged or otherwise transferred by the Purchaser except in compliance with the registration requirements of the Securities Act or any other applicable securities laws, pursuant to an exemption therefrom or in a transaction not subject thereto.

2.2. The Purchaser represents, warrants and certifies that (i) it is not a "U.S. person" as such term is defined in Rule 902 under the Securities Act, (ii) it is not acquiring the Capital Securities for the account or benefit of any such U.S. person, (iii) the offer and sale of Capital Securities to the Purchaser constitutes an "offshore transaction" under Regulation S of the Securities Act, and (iv) it will not engage in hedging transactions with regard to the Capital Securities unless such transactions are conducted in compliance with the Securities Act and the Purchaser agrees to the legends and transfer restrictions set forth on the Capital Securities certificate.

2.3. The Purchaser represents and warrants that it is purchasing the Capital Securities for its own account, for investment, and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws, subject to any requirement of law that the disposition of its property be at all times within its control and subject to its ability to resell such Capital Securities pursuant to an effective registration statement under the Securities Act or under Rule 144A or any other exemption from registration available under the Securities Act or any other applicable Securities law.

2.4. The Purchaser represents and warrants that it has full power and authority to execute and deliver this Agreement, to make the representations and warranties specified herein, and to consummate the transactions contemplated herein and it has full right and power to subscribe for Capital Securities and perform its obligations pursuant to this Agreement.

2.5. The Purchaser, a Cayman Islands Company whose business includes issuance of certain notes and acquiring the Capital Securities and other similar securities, represents and warrants that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of purchasing the Capital Securities, has had the opportunity to ask questions of, and receive answers and request additional information from, the Offerors and is aware that it may be required to bear the economic risk of an investment in the Capital Securities.

2.6. The Purchaser represents and warrants that no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any governmental body, agency or court having jurisdiction over the Purchaser, other than those that have been made or obtained, is necessary or required for the performance by the Purchaser of its obligations under this Agreement or to consummate the transactions contemplated herein.

2.7. The Purchaser represents and warrants that this Agreement has been duly authorized, executed and delivered by the Purchaser.

2.8. The Purchaser represents and warrants that (i) the Purchaser is not in violation or default of any term of its Memorandum of Association or Articles of Association, of any provision of any mortgage, indenture, contract, agreement, instrument or contract to which it is a party or by which it is bound or of any judgment, decree, order, writ or, to its knowledge, any statute, rule or regulation applicable to the Purchaser which would prevent the Purchaser from performing any material obligation set forth in this Agreement; and (ii) the execution, delivery and performance of and compliance with this Agreement, and the consummation of the transactions contemplated herein, will not, with or without the passage of time or giving of notice, result in any such material violation, or be in conflict with or constitute a default under any such term, or the suspension, revocation, impairment, forfeiture or non-renewal of any permit, license, authorization or approval applicable to the Purchaser, its business or operations or any of its assets or properties which would prevent the Purchaser from performing any material obligations set forth in this Agreement.

2.9. The Purchaser represents and warrants that the Purchaser is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of the jurisdiction where it is organized, with full power and authority to perform its obligations under this Agreement.

2.10. The Purchaser understands and acknowledges that the Company will rely upon the truth and accuracy of the foregoing acknowledgments, representations, warranties and agreements and agrees that, if any of the acknowledgments, representations, warranties or agreements deemed to have been made by it by its purchase of the Capital Securities are no longer accurate, it shall promptly notify the Company.

2.11. The Purchaser understands that no public market exists for any of the Capital Securities, and that it is unlikely that a public market will ever exist for the Capital Securities.

ARTICLE III

MISCELLANEOUS

3.1. Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, international courier or delivered by hand against written receipt therefor, or by facsimile transmission and confirmed by telephone, to the following addresses, or such other address as may be furnished to the other parties as herein provided:

To the Offerors: Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212-3722
Attention: Neal T. McLaughlin
Fax: 503-287-0447

To the Purchaser: Preferred Term Securities IX, Ltd.
c/o Maples Finance Limited
P.O. Box 1093 GT
Queensgate House
South Church Street

George Town, Grand Cayman
Cayman Islands
Attention: The Directors
Fax: 345-945-7100

Unless otherwise expressly provided herein, notices shall be deemed to have been given on the date of mailing, except notice of change of address, which shall be deemed to have been given when received.

3.2. This Agreement shall not be changed, modified or amended except by a writing signed by the parties to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

3.3. Upon the execution and delivery of this Agreement by the Purchaser, this Agreement shall become a binding obligation of the Purchaser with respect to the purchase of Capital Securities as herein provided.

3.4. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT ALL THE TERMS AND PROVISIONS HEREOF SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

3.5. The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

3.6. This Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

3.7. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected, it being intended that all of the Offerors' and the Purchaser's rights and privileges shall be enforceable to the fullest extent permitted by law.

Signatures appear on the following page

IN WITNESS WHEREOF, I have set my hand the day and year first written above.

PREFERRED TERM SECURITIES IX, LTD.

By:________________________________
Print Name: __________________________
Title: _______________________________

IN WITNESS WHEREOF, this Agreement is agreed to and accepted as of the day and year first written above.

ALBINA COMMUNITY BANCORP

By:______________________________________

Name:____________________________________

Title:_____________________________________

ALBINA STATUTORY TRUST I

By:______________________________________

Name:____________________________________

Title: Administrator

EXHIBIT B-1

FORM OF COMPANY COUNSEL OPINION

March 26, 2003

Preferred Term Securities IX, Ltd.
c/o Maples Finance Limited
P. O. Box 1093 GT
Queensgate House
South Church Street
George Town, Grand Cayman
Cayman Islands

FTN Financial Capital Markets
845 Crossover Lane, Suite 150
Memphis, Tennessee 38117

Keefe, Bruyette & Woods, Inc.
787 7th Avenue
4th Floor
New York, New York 10019

Ladies and Gentlemen:

We have acted as counsel to Albina Community Bancorp (the "Company"), an Oregon corporation in connection with a certain Placement Agreement, dated March 17, 2003, (the "Placement Agreement"), between the Company and Albina Statutory Trust I (the "Trust"), on one hand, and FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc. (the "Placement Agents"), on the other hand. Pursuant to the Placement Agreement, and subject to the terms and conditions stated therein, the Trust will issue and sell to Preferred Term Securities IX, Ltd. (the "Purchaser"), $4,000,000.00 aggregate principal amount of Fixed/Floating Rate Capital Securities (liquidation amount $1,000.00 per capital security) (the "Capital Securities").

Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Placement Agreement.

The law covered by the opinions expressed herein is limited to the law of the United States of America and of the State of Oregon.

We have made such investigations of law as, in our judgment, were necessary to render the following opinions. We have also reviewed (a) the Company's Articles of Incorporation, as amended, and its By-Laws, as amended; and (b) such corporate documents, records, information and certificates of the Company and its Subsidiaries, certificates of public officials or government authorities and other documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. As to certain facts material to our opinions, we have relied, with your permission, upon statements, certificates or representations, including those delivered or made in connection with the above-referenced transaction, of officers and other representatives of the Company and its Subsidiaries and the Trust.

As used herein, the phrase "to our knowledge" or "to the best of our knowledge" or other similar phrase means the actual knowledge of the attorneys who have had active involvement in the transactions described above or who have prepared or signed this opinion letter, or who otherwise have devoted substantial attention to legal matters for the Company.

Based upon and subject to the foregoing and the further qualifications set forth below, we are of the opinion as of the date hereof that:

1. The Company is validly existing and in good standing under the laws of the State of Oregon and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Each of the Significant Subsidiaries is validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and the Significant Subsidiaries has full corporate power and authority to own or lease its properties and to conduct its business as such business is currently conducted in all material respects. To the best of our knowledge, all outstanding shares of capital stock of the Significant Subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable except to the extent such shares may be deemed assessable under 12 U.S.C. Section 1831o or 12 U.S.C. Section 55, and are owned of record and beneficially, directly or indirectly, by the Company.

2. The issuance, sale and delivery of the Debentures in accordance with the terms and conditions of the Placement Agreement and the Operative Documents have been duly authorized by all necessary actions of the Company. The issuance, sale and delivery of the Debentures by the Company and the issuance, sale and delivery of the Trust Securities by the Trust do not give rise to any preemptive or other rights to subscribe for or to purchase any shares of capital stock or equity securities of the Company or the Significant Subsidiaries pursuant to the corporate Articles of Incorporation or Charter, By-Laws or other governing documents of the Company or the Significant Subsidiaries, or, to the best of our knowledge, any agreement or other instrument to which either Company or the Subsidiaries is a party or by which the Company or the Significant Subsidiaries may be bound.

3. The Company has all requisite corporate power to enter into and perform its obligations under the Placement Agreement and the Subscription Agreement, and the Placement Agreement and the Subscription Agreement have been duly and validly authorized, executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms, except as the enforcement thereof may be limited by general principles of equity and by bankruptcy or other laws affecting creditors' rights generally, and except as the indemnification and contribution provisions thereof may be limited under applicable laws and certain remedies may not be available in the case of a non-material breach.

4. Each of the Indenture, the Trust Agreement and the Guarantee Agreement has been duly authorized, executed and delivered by the Company, and is a valid and legally binding obligation of the Company enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity.

5. The Debentures have been duly authorized, executed and delivered by the Company, are entitled to the benefits of the Indenture and are legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity.

6. To the best of our knowledge, neither the Company, the Trust, nor any other Subsidiaries of the Company is in breach or violation of, or default under, with or without notice or lapse of time or both, its Articles of Incorporation or Charter, By-Laws or other governing documents (including without limitation, the Trust Agreement). The execution, delivery and performance of the Placement Agreement and the Operative Documents and the consummation of the transactions contemplated by the Placement Agreement and the Operative Documents do not and will not (i) result in the creation or imposition of any material lien, claim, charge, encumbrance or restriction upon any property or assets of the Company or its Subsidiaries, or (ii) conflict with, constitute a material breach or violation of, or constitute a material default under, with or without notice or lapse of time or both, any of the terms, provisions or conditions of

(A) the Articles of Incorporation or Charter, By-Laws or other governing documents of the Company or its Subsidiaries, or (B) to the best of our knowledge, any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, franchise, license or any other agreement or instrument to which the Company or its Subsidiaries is a party or by which any of them or any of their respective properties may be bound or (C) any order, decree, judgment, franchise, license, permit, rule or regulation of any court, arbitrator, government, or governmental agency or instrumentality, domestic or foreign, known to us having jurisdiction over the Company or its Subsidiaries or any of their respective properties which, in the case of each of (i) or (ii) above, is material to the Company and its Subsidiaries on a consolidated basis.

7. Except for filings, registrations or qualifications that may be required by applicable securities laws, no authorization, approval, consent or order of, or filing, registration or qualification with, any person (including, without limitation, any court, governmental body or authority) is required under the laws of the State of Oregon in connection with the transactions contemplated by the Placement Agreement and the Operative Documents in connection with the offer and sale of the Capital Securities as contemplated by the Placement Agreement and the Operative Documents.

8. To the best of our knowledge (i) no action, suit or proceeding at law or in equity is pending or threatened to which the Offerors or their Subsidiaries are or may be a party, and (ii) no action, suit or proceeding is pending or threatened against or affecting the Offerors or their Subsidiaries or any of their properties, before or by any court or governmental official, commission, board or other administrative agency, authority or body, or any arbitrator, wherein an unfavorable decision, ruling or finding could reasonably be expected to have a material adverse effect on the consummation of the transactions contemplated by the Placement Agreement and the Operative Documents or the issuance and sale of the Capital Securities as contemplated therein or the condition (financial or otherwise), earnings, affairs, business, or results of operations of the Offerors and their Subsidiaries on a consolidated basis.

9. Assuming the truth and accuracy of the representations and warranties of the Placement Agents in the Placement Agreement and the Purchaser in the Subscription Agreement, it is not necessary in connection with the offering, sale and delivery of the Capital Securities, the Debentures and the Guarantee Agreement (or the Guarantee) to register the same under the Securities Act of 1933, as amended, under the circumstances contemplated in the Placement Agreement and the Subscription Agreement.

10. Neither the Company nor the Trust is or after giving effect to the offering and sale of the Capital Securities and the consummation of the transactions described in the Placement Agreement will be, an "investment company" or an entity "controlled" by an "investment company," in each case within the meaning of the Investment Company Act of 1940, as amended, without regard to Section 3(c) of such Act.

The opinion expressed in the first two sentences of numbered paragraph 1 of this Opinion Letter is based solely upon certain certificates and confirmations issued by the applicable governmental officer or authority with respect to each of the Company and the Significant Subsidiaries.

With respect to the foregoing opinions, since no member of this firm is actively engaged in the practice of law in the States of Connecticut or New York, we do not express any opinions as to the laws of such states and have (i) relied, with your approval, upon the opinion of Bingham McCutchen LLP with respect to matters of Connecticut law and (ii) assumed, with your approval and without rendering any opinion to such effect, that the laws of the State of New York, in all respects material to this opinion, are substantively identical to the laws of the State of Oregon, without regard to conflict of law provisions.

This opinion is rendered to you solely pursuant to Section 3.1(a) of the Placement Agreement. As such, it may be relied upon by you only and may not be used or relied upon by any other person for any purpose whatsoever without our prior written consent.

Very truly yours,

EXHIBIT B-2

FORM OF CONNECTICUT COUNSEL OPINION

TO THE PARTIES LISTED
ON SCHEDULE I HERETO

Ladies and Gentlemen:

We have acted as special counsel in the State of Connecticut (the "State") for Albina Statutory Trust I (the "Trust"), a Connecticut statutory trust formed pursuant to the Amended and Restated Declaration of Trust (the "Trust Agreement") dated as of the date hereof, among Albina Community Bancorp, an Oregon corporation (the "Sponsor"), U. S. Bank National Association, a national banking association ("U. S. Bank"), in its capacity as Institutional Trustee (the "Institutional Trustee"), and Robert L. McKean and Neal T. McLaughlin, each, an individual, (each, an "Administrator") in connection with the issuance by the Trust to the Holders (as defined in the Trust Agreement) of its capital securities (the "Capital Securities") pursuant to the Placement Agreement dated as of March 17, 2003 (the "Placement Agreement"), the issuance by the Trust to the Sponsor of its Common Securities, pursuant to the Trust Agreement and the acquisition by the Trust from the Sponsor of Debentures, issued pursuant to the Indenture dated as of the date hereof (the "Indenture").

The Institutional Trustee has requested that we deliver this opinion to you in accordance with Section 3.1(b) of the Placement Agreement. Capitalized terms not otherwise defined herein shall have the meanings specified in, or defined by reference in or set forth in the Operative Documents (as defined below).

Our representation of the Trust has been as special counsel for the limited purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied, with your permission, entirely upon (i) the representations and warranties of the parties set forth in the Operative Documents and (ii) certificates delivered to us by the management of U. S. Bank, and have assumed, with your permission, without independent inquiry, the accuracy of those representations, warranties and certificates.

We have examined the following documents to which the Trust is a party, each of which is dated the date hereof, unless otherwise noted:

(i) the Trust Agreement;

(ii) the Placement Agreement;

(iii) the Subscription Agreement;

(iv) the Certificate of Common Securities;

(v) the Certificate of Capital Securities;

(vi) the Guarantee Agreement;

(vii) the Certificate of Trust filed with the Secretary of State of the State of Connecticut dated March 7, 2003; and

(viii) a Certificate of Legal Existence for the Trust obtained from the Secretary of State of the State of Connecticut dated March 10, 2003 (the "Certificate of Legal Existence").

The documents referenced in subparagraphs (i) through (vii) above are hereinafter referred to collectively as the "Operative Documents."

We have also examined originals, or copies, certified or otherwise identified to our satisfaction, of such other corporate and public records and agreements, instruments, certificates and other documents as we have deemed necessary or appropriate for the purposes of rendering this opinion. For purposes of our opinion rendered in paragraph 1 below, with respect to the legal existence of the Trust, our opinion relies entirely upon and is limited by the Certificate of Legal Existence, which is attached hereto as Exhibit A.

We have assumed, with your permission, the genuineness of all signatures (other than those on behalf of U. S. Bank, the Guarantee Trustee, Indenture Trustee, Institutional Trustee and the Trust), the conformity of the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document (other than those individuals executing documents on behalf of U. S. Bank, the Guarantee Trustee, Indenture Trustee, Institutional Trustee and the Trust).

When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyers in the firm who have participated directly and substantively in the specific transactions to which this opinion relates and without any special or additional investigation undertaken for the purposes of this opinion except as indicated herein.

For the purposes of this opinion we have made such examination of law as we have deemed necessary. The opinions expressed below are limited solely to the internal substantive laws of the State (as applied by courts located in the State without regard to choice of law) and we express no opinion as to the laws of any other jurisdiction. To the extent to which this opinion deals with matters governed by or relating to the laws of any other state or jurisdiction, we have assumed, with your permission, that the Operative Documents are governed by the internal substantive laws of the State.

We express no opinion as to (i) the effect of suretyship defenses, or defenses in the nature thereof, with respect to the obligations of any applicable guarantor, joint obligor, surety, accommodation party, or other secondary obligor or any provisions of the Trust Agreement with respect to indemnification or contribution and (ii) the accuracy or completeness of any exhibits or schedules to the Operative Documents. No opinion is given herein as to the choice of law or internal substantive rules of law that any court or other tribunal may apply to the transactions contemplated by the Operative Documents. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of Connecticut or of any other state or other jurisdiction.

Our opinion, with your permission, is further subject to the following exceptions, qualifications and assumptions:

(a) We have assumed without any independent investigation that (i) each party to the Operative Documents, other than U. S. Bank, the Guarantee Trustee, Indenture Trustee, Institutional Trustee and the Trust, as applicable, at all times relevant thereto, is validly existing and in good standing under the laws of the jurisdiction in which it is organized, and is qualified to do business and in good standing under the laws of each jurisdiction where such qualification is required generally or necessary in order for such party to enforce its rights under such Operative Documents, (ii) each party to the Operative Documents, at all times relevant thereto, had and has the full power, authority and legal right under its certificate of incorporation, partnership agreement, by-laws, and other governing organizational documents, and the applicable corporate, partnership, or other enterprise legislation and other applicable laws, as the case may be (other than U. S. Bank, the Guarantee Trustee, Indenture Trustee, Institutional Trustee or the Trust) to execute, deliver and to perform its obligations under, the Operative Documents, and (iii) each party to the Operative Documents other than U. S. Bank, the Guarantee Trustee, Indenture Trustee, Institutional Trustee or the Trust has duly executed and delivered each of such agreements and instruments to which it is a party and that the execution and delivery of such agreements and instruments and the transactions contemplated thereby have been duly authorized by proper corporate or other organizational proceedings as to each such party.

(b) We have assumed without any independent investigation (i) that the Institutional Trustee, the Sponsor and the Administrators have received the agreed to and stated consideration for the incurrence of the obligations applicable to it under the Trust Agreement and each of the other Operative Documents, (ii) that each of the Operative Documents (other than the Trust Agreement) is a valid, binding and enforceable obligation of each party thereto other than the Trust, U. S. Bank and the Institutional Trustee, as applicable; and, for the purposes of this opinion letter, we herein also assume that each of the Operative Documents (other than the Trust Agreement) constitutes a valid, binding and enforceable obligation of U. S. Bank, the Guarantee Trustee and the Indenture Trustee, as applicable under Connecticut and federal law (as to which such matters we are delivering to you a separate opinion letter on this date, which is subject to the assumptions, qualifications and limitations set forth therein).

(c) The enforcement of any obligations of U. S. Bank, the Sponsor and the Administrators, as applicable, under the Trust Agreement and the obligations of the Trust under the other Operative Documents may be limited by the receivership, conservatorship and supervisory powers of depository institution regulatory agencies generally, as well as by bankruptcy, insolvency, reorganization, moratorium, marshaling or other laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights); and we express no opinion as to the status under any fraudulent conveyance laws or fraudulent transfer laws of any of the obligations of U. S. Bank, the Sponsor, the Administrators or the Trust under any of the Operative Documents.

(d) We express no opinion as to the enforceability of any particular provision of the Trust Agreement or the other Operative Documents relating to remedies after default.

(e) We express no opinion as the availability of any specific or equitable relief of any kind.

(f) The enforcement of any rights may in all cases be subject to an implied duty of good faith and fair dealing and to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(g) We express no opinion as to the enforceability of any particular provision of any of the Operative Documents relating to (i) waivers of rights to object to jurisdiction or venue, or consents to jurisdiction or venue, (ii) waivers of rights to (or methods of) service of process, or rights to trial by jury, or other rights or benefits bestowed by operation of law, (iii) waivers of any applicable defenses, setoffs, recoupments, or counterclaims, (iv) waivers or variations of provisions which are not capable of waiver or variation under Sections 1-102(3), 9-501(3) or other provisions of the Uniform Commercial Code ("UCC") of the State, (v) the grant of powers of attorney to any person or entity, or (vi) exculpation or exoneration clauses, indemnity clauses, and clauses relating to releases or waivers of unmatured claims or rights.

(h) We express no opinion as to the effect of events occurring, circumstances arising, or changes of law becoming effective or occurring, after the date hereof on the matters addressed in this opinion letter, and we assume no responsibility to inform you of additional or changed facts, or changes in law, of which we may become aware.

(i) We express no opinion as to any requirement that any party to the Operative Documents (or any other persons or entities purportedly entitled to the benefits thereof) qualify or register to do business in any jurisdiction in order to be able to enforce its rights thereunder or obtain the benefits thereof.

Based upon the foregoing and subject to the limitations and qualifications set forth herein, we are of the opinion that:

1. The Trust has been duly formed and is validly existing as a statutory trust under the Connecticut Statutory Trust Act, Chapter 615 of Title 34 of the Connecticut General Statutes, Section 500, et seq. (the "Act").

2. The Trust Agreement constitutes a valid and binding obligation of U. S. Bank and the Institutional Trustee enforceable against U. S. Bank and the Institutional Trustee in accordance with the terms thereof.

3. The Trust Agreement constitutes a valid and binding obligation of the Sponsor and the Administrators, enforceable against the Sponsor and the Administrators in accordance with its terms.

4. The Trust has the requisite trust power and authority to (a) execute and deliver, and to perform its obligations under, the Operative Documents, and (b) perform its obligations under such Operative Documents.

5. Each of the Operative Documents to which the Trust is a party constitutes a valid and binding obligation of the Trust, enforceable against the Trust in accordance with the terms thereof.

6. The Capital Securities have been duly authorized by the Trust under the Trust Agreement, and the Capital Securities, when duly executed and delivered to the Holders in accordance with the Trust Agreement, the Placement Agreement and the Subscription Agreement, will be validly issued, fully paid and nonassessable and will evidence undivided beneficial interests in the assets of the Trust and will be entitled to the benefits of the Trust Agreement.

7. The Common Securities have been duly authorized by the Trust Agreement, and the Common Securities, when duly executed and delivered to the Company in accordance with the Trust Agreement, the Placement Agreement and the Subscription Agreement and delivered and paid for in accordance therewith, will be validly issued, fully paid and nonassessable (subject to Section 9.1(b) of the Trust Agreement which provides that the Holders of Common Securities are liable for debts and obligations of the Trust to the extent such debts and obligations are not satisfied out of the Trust's assets) and will evidence undivided beneficial interests in the assets of the Trust and will be entitled to the benefits of the Trust Agreement.

8. Neither the execution, delivery or performance by the Trust of the Operative Documents, the consummation by the Trust of the transactions contemplated thereby, nor compliance by the Trust

with any of the terms and provisions thereof, (a) violates the Trust Agreement, or, to the best of our knowledge, contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any lien (other than as permitted under the Operative Documents) upon property of the Trust under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case known to us, to which it is a party or by which it is bound or (b) violates any applicable Connecticut law governing the Trust, or, to the best of our knowledge, any judgment or order of any court or other tribunal, in each case known to us, applicable to or binding on it.

9. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any Connecticut governmental authority regulating the Trust is required for the execution, delivery, validity or performance of, or the carrying out by, the Trust of any of the transactions contemplated by the Operative Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

10. The Holders, as the beneficial holders of the Capital Securities, will be entitled to the same limitation of personal liability extended to shareholders of domestic corporations organized under the laws of the State.

11. Under the Trust Agreement, the issuance of the Capital Securities is not subject to preemptive rights.

12. Assuming that the Trust will not be taxable as a corporation for federal income tax purposes, but rather will be classified for such purposes as a grantor trust, the Trust will not be subject to any tax, fee or other government charge under the laws of the State of Connecticut or any political subdivision thereof.

This opinion is rendered solely for the benefit of those institutions listed on Schedule I hereto and their successors and assigns in connection with the transactions contemplated by the Operative Documents and may not be used or relied upon by any other person or for any other purpose.

Very truly yours,

BINGHAM MCCUTCHEN LLP

SCHEDULE I

U. S. Bank National Association

FTN Financial Capital Markets

Keefe, Bruyette & Woods, Inc.

Preferred Term Securities IX, Ltd.

Preferred Term Securities IX, Inc.

Lewis, Rice & Fingersh, L.C.

Albina Community Bancorp

Foster Pepper Tooze LLP

EXHIBIT A TO EXHIBIT B-2

CERTIFICATE OF LEGAL EXISTENCE

(See Tab No. 6)

EXHIBIT B-3

FORM OF TAX COUNSEL OPINION

Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212-3722

Albina Statutory Trust I
c/o Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212-3722

FTN Financial Capital Markets
845 Crossover Lane, Suite 150
Memphis, Tennessee 38117

Keefe, Bruyette & Woods, Inc.
787 7th Avenue
4th Floor
New York, New York 10019

Ladies and Gentlemen:

We have acted as special tax counsel to Albina Community Bancorp and to Albina Statutory Trust I in connection with the proposed issuance of (i) Fixed/Floating Rate Capital Securities, liquidation amount $1,000.00 per Capital Security (the "Capital Securities") of Albina Statutory Trust I, a statutory business trust created under the laws of Connecticut (the "Trust"), pursuant to the terms of the Amended and Restated Declaration of Trust dated as of the date hereof by Albina Community Bancorp, an Oregon corporation (the "Company"), U. S. Bank National Association, as institutional trustee, and Robert L. McKean and Neal T. McLaughlin, as Administrators (the "Trust Agreement"), (ii) Junior Subordinated Deferrable Interest Debentures (the "Corresponding Debentures") of the Company issued pursuant to the terms of an Indenture dated as of the date hereof from the Company to U. S. Bank National Association, as trustee (the "Indenture"), which Debentures are to be sold by the Company to the Trust, and (iii) the Guarantee Agreement of the Company with respect to the Capital Securities dated as of the date hereof (the "Guarantee") between the Company and U. S. Bank National Association, as guarantee trustee. The Capital Securities and the Corresponding Debentures are to be issued as contemplated by the Offering Circular (the "Offering Circular") dated March 17, 2003 prepared by Preferred Term Securities IX, Ltd., an entity formed under the Companies Law of the Cayman Islands, and Preferred Term Securities IX, Inc., a Delaware corporation.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion including (i) the Offering Circular, (ii) the Indenture, (iii) the form of the Corresponding Debentures attached as an exhibit to the Indenture, (iv) the Trust Agreement, (v) the Guarantee, and (vi) the form of Capital Securities Certificate attached as an exhibit to the Trust Agreement (collectively the "Documents"). Furthermore, we have relied upon certain representations made by the Company and upon the opinion of Bingham McCutchen LLP as to certain matters of Connecticut law. In such examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of such latter documents, the genuineness of all signatures and the correctness of all representations made therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in the Documents.

Based upon the foregoing, and assuming (i) that the final Documents will be substantially identical to the forms examined, (ii) full compliance with all the terms of the final Documents, and (iii) the accuracy of representations made by the Company and delivered to us, we are of the opinion that:

(a) The Corresponding Debentures will be classified as indebtedness of the Company for U.S. federal income tax purposes.

(b) The Trust will be characterized as a grantor trust and not as an association taxable as a corporation for U.S. federal income tax purposes.

The opinions expressed above are based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing Treasury regulations, published interpretations by the Internal Revenue Service of the Code and such Treasury regulations, and existing court decisions, any of which could be changed at any time. Any such changes may or may not be retroactively applied, and may result in federal income tax consequences that differ from those reflected in the opinions set forth above. We note that there is no authority directly on point dealing with securities such as the Capital Securities or with transactions of the type described herein, and that the authorities on which this opinion is based are subject to various interpretations. Further, you should be aware that opinions of counsel have no official status and are not binding on the Internal Revenue Service or the courts. Accordingly, we can provide no assurance that the interpretation of the federal income tax laws set forth in our opinions will prevail if challenged by the IRS in an administrative or judicial proceeding.

We have also assumed that each transaction contemplated herein will be carried out strictly in accordance with the Documents. Any variance in the facts may result in Federal income tax consequences that differ from those reflected in the opinions set forth above.

Additionally, we undertake no obligation to update this opinion in the event there is either a change in the legal authorities, in the facts (including the taking of any action by any party to any of the transactions described in the Documents relating to such transactions) or in the Documents on which this opinion is based, or an inaccuracy in any of the representations upon which we have relied in rendering this opinion.

We express no opinion with respect to any matter not specifically addressed by the foregoing opinions, including state or local tax consequences, or any federal, state, or local issue not specifically referred to and discussed above including, without limitation, the effect on the matters covered by this opinion of the laws of any other jurisdiction.

This letter is delivered for the benefit of the specified addressees and may not be relied upon by any other person. No portion of this letter may be quoted or otherwise referred to in any document or delivered to any other person or entity without the express written consent of Lewis, Rice & Fingersh, L.C. This opinion letter is rendered as of the date set forth above.

Very truly yours,

LEWIS, RICE & FINGERSH, L.C.

Lewis, Rice & Fingersh, L.C.
500 N. Broadway, Suite 2000
St. Louis, Missouri 63102
Attention: Lawrence H. Weltman, Esq.

Re: Representations Concerning the Issuance of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures (the "Debentures") to Albina Statutory Trust I (the "Trust") and Sale of Trust Securities (the "Trust Securities") of the Trust

Ladies and Gentlemen:

In accordance with your request, Albina Community Bancorp (the "Company") hereby makes the following representations in connection with the preparation of your opinion letter as to the United States federal income tax consequences of the issuance by the Company of the Debentures to the Trust and the sale of the Trust Securities.

Company hereby represents that:

1. The sole assets of the Trust will be the Debentures, any interest paid on the Debentures to the extent not distributed, proceeds of the Debentures, or any of the foregoing.

2. The Company intends to use the net proceeds from the sale of the Debentures for general corporate purposes.

3. The Trust was not formed to conduct any trade or business and is not authorized to conduct any trade or business. The Trust exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of Trust Securities to acquire the Debentures, and (iii) engaging only in activities necessary or incidental thereto.

4. The Trust was formed to facilitate direct investment in the assets of the Trust, and the existence of multiple classes of ownership is incidental to that purpose. There is no intent to provide holders of such interests in the Trust with diverse interests in the assets of the Trust.

5. The Company intends to create a debtor-creditor relationship between the Company, as debtor, and the Trust, as a creditor, upon the issuance and sale of the Debentures to the Trust by the Company. The Company will (i) record and at all times continue to reflect the Debentures as indebtedness on its separate books and records for financial accounting purposes, and (ii) treat the Debentures as indebtedness for all United States tax purposes.

6. During each year, the Trust's income will consist solely of payments made by the Company with respect to the Debentures. Such payments will not be derived from the active conduct of a financial business by the Trust. Both the Company's obligation to make such payments and the measurement of the amounts payable by the Company are defined by the terms of the Debentures. Neither the Company's obligation to make such payments nor the measurement of the amounts payable by the Company is dependent on income or profits of Company or any affiliate of the Company.

7. The Company expects that it will be able to make, and will make, timely payment of amounts identified by the Debentures as principal and interest in accordance with the terms of the Debentures with available capital or accumulated earnings.

8. The Company presently has no intention to defer interest payments on the Debentures, and it considers the likelihood of such a deferral to be remote because, if it were to exercise its right to defer payments of interest with respect to the Debentures, it would not be permitted to declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any capital stock of the Company or any affiliate of the Company (other than payments of dividends or distributions to the Company) or make any payment of principal of or interest or premium, if any, on or repay, repurchase, or redeem any debt securities of the Company or any affiliate of the Company that rank *pari passu* in all respects with or junior in interest to the Debentures, in each case subject to limited exceptions stated in Section 2.11 of the Indenture to be entered into in connection with the issuance of the Debentures.

9. Immediately after the issuance of the Debentures, the debt-to-equity ratio of the Company (as determined for financial accounting purposes, but excluding deposit liabilities from the Company's debt) will be within standard depository institution industry norms and, in any event, will be no higher than four to one (4 : 1).

10. To the best of our knowledge, the Company is currently in compliance with all federal, state, and local capital requirements, except to the extent that failure to comply with any such requirements would not have a material adverse effect on the Company and its affiliates.

11. The Company will not issue any class of common stock or preferred stock senior to the Debentures during their term.

12. The Internal Revenue Service has not challenged the interest deduction on any class of the Company's subordinated debt in the last ten (10) years on the basis that such debt constitutes equity for federal income tax purposes.

The above representations are accurate as of the date below and will continue to be accurate through the issuance of the Trust Securities, unless you are otherwise notified by us in writing. The undersigned understands that you will rely on the foregoing in connection with rendering certain legal opinions, and possesses the authority to make the representations set forth in this letter on behalf of the Company.

Very truly yours,

ALBINA COMMUNITY BANCORP

Date: March 24, 2003

By: ______________________________

Title: ______________________________

EXHIBIT C

SIGNIFICANT SUBSIDIARIES

Albina Community Bank

EXHIBIT D

FORM OF QUARTERLY REPORT

Preferred Term Securities IX, Ltd.
c/o The Bank of New York
Collateralized Debt Obligation Group
101 Barclay Street, 8E
New York, New York 10286
Attention: Franco B. Talavera
CDO Relationship Manager

BANK HOLDING COMPANY
As of [March 31, June 30, September 30 or December 31], 20__

Tier 1 to Risk Weighted Assets	_________%
Ratio of Double Leverage	_________%
Non-Performing Assets to Loans and OREO	_________%
Ratio of Reserves to Non-Performing Loans	_________%
Ratio of Net Charge-Offs to Loans	_________%
Return on Average Assets (annualized)**	_________%
Net Interest Margin (annualized)**	_________%
Efficiency Ratio	_________%
Ratio of Loans to Assets	_________%
Ratio of Loans to Deposits	_________%
Total Assets	$_________
Year to Date Income	$_________

*A table describing the quarterly report calculation procedures is provided on page D-2

** To annualize Return on Average Assets and Net Interest Margin do the following:
1st Quarter-multiply income statement item by 4, then divide by balance sheet item(s)
2nd Quarter-multiply income statement item by 2,then divide by balance sheet item(s)
3rd Quarter-divide income statement item by 3, then multiply by 4, then divide by balance sheet item(s)
4th Quarter-should already be an annual number
NO ADJUSTMENT SHOULD BE MADE TO BALANCE SHEET ITEMS

Financial Definitions

Report Item	Corresponding FRY-9C or LP Line Items with Line Item corresponding Schedules	Description of Calculation
"Tier 1 Capital" to Risk Weighted Assets	BHCK7206 *Schedule HC-R*	Tier 1 Risk Ratio: Core Capital (Tier 1)/ Risk-Adjusted Assets
Ratio of Double Leverage	(BHCP0365)/(BHCP3210) *Schedule PC in the LP*	Total equity investments in subsidiaries divided by the total equity capital. This field is calculated at the parent company level. "Subsidiaries" include bank, bank holding company, and nonbank subsidiaries.
Non-Performing Assets to Loans and OREO	(BHCK5525-BHCK3506+BHCK5526-BHCK3507+BHCK2744)/(BHCK2122+BHCK2744) *Schedules HC-C, HC-M & HC-N*	Total Nonperforming Assets (NPLs+Foreclosed Real Estate+Other Nonaccrual & Repossessed Assets)/ Total Loans + Foreclosed Real Estate
Ratio of Reserves to Non-Performing Loans	(BHCK3123+BHCK3128)/(BHCK5525-BHCK3506+BHCK5526-BHCK3507) *Schedules HC & HC-N*	Total Loan Loss and Allocated Transfer Risk Reserves/ Total Nonperforming Loans (Nonaccrual + Restructured)
Ratio of Net Charge-Offs to Loans	(BHCK4635-BHCK4605)/(BHCK3516) *Schedules HI-B & HC-K*	Net charge offs for the period as a percentage of average loans.
Return on Assets	(BHCK4340/BHCK3368) *Schedules HI & HC-K*	Net Income as a percentage of Assets.
Net Interest Margin	(BHCK4519)/(BHCK3515+BHCK3365+BHCK3516+BHCK3401+BHCKB985) *Schedules HI Memorandum and HC-K*	(Net Interest Income Fully Taxable Equivalent, if available / Average Earning Assets)
Efficiency Ratio	(BHCK4093)/(BHCK4519+BHCK4079) *Schedule HI*	(Noninterest Expense)/ (Net Interest Income Fully Taxable Equivalent, if available, plus Noninterest Income)
Ratio of Loans to Assets	(BHCKB528+BHCK5369)/BHCK2170) *Schedule HC*	Total Loans & Leases (Net of Unearned Income & Gross of Reserve)/ Total Assets
Ratio of Loans to Deposits	(BHCKB528+BHCK5369)/(BHDM6631+BHDM6636+BHFN6631+BHFN6636) *Schedule HC*	Total Loans & Leases (Net of Unearned Income & Gross of Reserve)/ Total Deposits (Includes Domestic and Foreign Deposits)
Total Assets	(BHCK2170) *Schedule HC*	The sum of total assets. Includes cash and balances due from depository institutions; securities; federal funds sold and securities purchased under agreements to resell; loans and lease financing receivables; trading assets; premises and fixed assets; other real estate owned; investments in unconsolidated subsidiaries and associated companies; customer's liability on acceptances outstanding; intangible assets; and other assets.
Net Income	(BHCK4300) *Schedule HI*	The sum of income (loss) before extraordinary items and other adjustments and extraordinary items; and other adjustments, net of income taxes.

GUARANTEE AGREEMENT

by and between

ALBINA COMMUNITY BANCORP

and

U. S. BANK NATIONAL ASSOCIATION

Dated as of March 26, 2003

GUARANTEE AGREEMENT

This GUARANTEE AGREEMENT (this "Guarantee"), dated as of March 26, 2003, is executed and delivered by Albina Community Bancorp, an Oregon corporation (the "Guarantor"), and U. S. Bank National Association, a national banking association, organized under the laws of the United States of America, as trustee (the "Guarantee Trustee"), for the benefit of the Holders (as defined herein) from time to time of the Capital Securities (as defined herein) of Albina Statutory Trust I, a Connecticut statutory trust (the "Issuer").

WHEREAS, pursuant to an Amended and Restated Declaration of Trust (the "Declaration"), dated as of the date hereof among U. S. Bank National Association, not in its individual capacity but solely as institutional trustee, the administrators of the Issuer named therein, the Guarantor, as sponsor, and the holders from time to time of undivided beneficial interests in the assets of the Issuer, the Issuer is issuing on the date hereof those undivided beneficial interests, having an aggregate liquidation amount of $4,000,000.00 (the "Capital Securities"); and

WHEREAS, as incentive for the Holders to purchase the Capital Securities, the Guarantor desires irrevocably and unconditionally to agree, to the extent set forth in this Guarantee, to pay to the Holders of Capital Securities the Guarantee Payments (as defined herein) and to make certain other payments on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the purchase by each Holder of the Capital Securities, which purchase the Guarantor hereby agrees shall benefit the Guarantor, the Guarantor executes and delivers this Guarantee for the benefit of the Holders.

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1. Definitions and Interpretation. In this Guarantee, unless the context otherwise requires:

(a) capitalized terms used in this Guarantee but not defined in the preamble above have the respective meanings assigned to them in this Section 1.1;

(b) a term defined anywhere in this Guarantee has the same meaning throughout;

(c) all references to "the Guarantee" or "this Guarantee" are to this Guarantee as modified, supplemented or amended from time to time;

(d) all references in this Guarantee to "Articles" or "Sections" are to Articles or Sections of this Guarantee, unless otherwise specified;

(e) terms defined in the Declaration as at the date of execution of this Guarantee have the same meanings when used in this Guarantee, unless otherwise defined in this Guarantee or unless the context otherwise requires; and

(f) a reference to the singular includes the plural and vice versa.

"Affiliate" has the same meaning as given to that term in Rule 405 of the Securities Act of 1933, as amended, or any successor rule thereunder.

"Beneficiaries" means any Person to whom the Issuer is or hereafter becomes indebted or liable.

"Capital Securities" has the meaning set forth in the recitals to this Guarantee.

"Common Securities" means the common securities issued by the Issuer to the Guarantor pursuant to the Declaration.

"Corporate Trust Office" means the office of the Guarantee Trustee at which the corporate trust business of the Guarantee Trustee shall, at any particular time, be principally administered, which office at the date of execution of this Guarantee is located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103.

"Covered Person" means any Holder of Capital Securities.

"Debentures" means the debt securities of the Guarantor designated the Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033 held by the Institutional Trustee (as defined in the Declaration) of the Issuer.

"Declaration Event of Default" means an "Event of Default" as defined in the Declaration.

"Event of Default" has the meaning set forth in Section 2.4(a).

"Guarantee Payments" means the following payments or distributions, without duplication, with respect to the Capital Securities, to the extent not paid or made by the Issuer: (i) any accrued and unpaid Distributions (as defined in the Declaration) which are required to be paid on such Capital Securities to the extent the Issuer shall have funds available therefor, (ii) the Redemption Price to the extent the Issuer has funds available therefor, with respect to any Capital Securities called for redemption by the Issuer, (iii) the Special Redemption Price to the extent the Issuer has funds available therefor, with respect to Capital Securities redeemed upon the occurrence of a Special Event, and (iv) upon a voluntary or involuntary liquidation, dissolution, winding-up or termination of the Issuer (other than in connection with the distribution of Debentures to the Holders of the Capital Securities in exchange therefor as provided in the Declaration), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid Distributions on the Capital Securities to the date of payment, to the extent the Issuer shall have funds available therefor, and (b) the amount of assets of the Issuer remaining available for distribution to Holders in liquidation of the Issuer (in either case, the "Liquidation Distribution").

"Guarantee Trustee" means U. S. Bank National Association, until a Successor Guarantee Trustee has been appointed and has accepted such appointment pursuant to the terms of this Guarantee and thereafter means each such Successor Guarantee Trustee.

"Guarantor" means Albina Community Bancorp and each of its successors and assigns.

"Holder" means any holder, as registered on the books and records of the Issuer, of any Capital Securities; provided, however, that, in determining whether the Holders of the requisite percentage of Capital Securities have given any request, notice, consent or waiver hereunder, "Holder" shall not include the Guarantor or any Affiliate of the Guarantor.

"Indemnified Person" means the Guarantee Trustee, any Affiliate of the Guarantee Trustee, or any officers, directors, shareholders, members, partners, employees, representatives, nominees, custodians or agents of the Guarantee Trustee.

"Indenture" means the Indenture dated as of the date hereof between the Guarantor and U. S. Bank National Association, not in its individual capacity but solely as trustee, and any indenture supplemental thereto pursuant to which the Debentures are to be issued to the institutional trustee of the Issuer.

"Issuer" has the meaning set forth in the opening paragraph to this Guarantee.

"Liquidation Distribution" has the meaning set forth in the definition of "Guarantee Payments" herein.

"Majority in liquidation amount of the Capital Securities" means Holder(s) of outstanding Capital Securities, voting together as a class, but separately from the holders of Common Securities, of more than 50% of the aggregate liquidation amount (including the stated amount that would be paid on redemption, liquidation or otherwise, plus accrued and unpaid Distributions to the date upon which the voting percentages are determined) of all Capital Securities then outstanding.

"Obligations" means any costs, expenses or liabilities (but not including liabilities related to taxes) of the Issuer other than obligations of the Issuer to pay to holders of any Trust Securities the amounts due such holders pursuant to the terms of the Trust Securities.

"Officer's Certificate" means, with respect to any Person, a certificate signed by one Authorized Officer of such Person. Any Officer's Certificate delivered with respect to compliance with a condition or covenant provided for in this Guarantee shall include:

(a) a statement that the officer signing the Officer's Certificate has read the covenant or condition and the definitions relating thereto;

(b) a brief statement of the nature and scope of the examination or investigation undertaken by the officer in rendering the Officer's Certificate;

(c) a statement that the officer has made such examination or investigation as, in such officer's opinion, is necessary to enable such officer to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of the officer, such condition or covenant has been complied with.

"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated association, or government or any agency or political subdivision thereof, or any other entity of whatever nature.

"Redemption Price" has the meaning set forth in the Indenture.

"Responsible Officer" means, with respect to the Guarantee Trustee, any officer within the Corporate Trust Office of the Guarantee Trustee including any Vice President, Assistant Vice President, Secretary, Assistant Secretary or any other officer of the Guarantee Trustee customarily performing functions similar to those performed by any of the above designated officers and also, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

"Special Event" has the meaning set forth in the Indenture.

"Special Redemption Price" has the meaning set forth in the Indenture.

"Successor Guarantee Trustee" means a successor Guarantee Trustee possessing the qualifications to act as Guarantee Trustee under Section 3.1.

"Trust Securities" means the Common Securities and the Capital Securities.

ARTICLE II

POWERS, DUTIES AND RIGHTS OF GUARANTEE TRUSTEE

Section 2.1. Powers and Duties of the Guarantee Trustee.

(a) This Guarantee shall be held by the Guarantee Trustee for the benefit of the Holders of the Capital Securities, and the Guarantee Trustee shall not transfer this Guarantee to any Person except a Holder of Capital Securities exercising his or her rights pursuant to Section 4.4(b) or to a Successor Guarantee Trustee on acceptance by such Successor Guarantee Trustee of its appointment to act as Successor Guarantee Trustee. The right, title and interest of the Guarantee Trustee shall automatically vest in any Successor Guarantee Trustee, and such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered pursuant to the appointment of such Successor Guarantee Trustee.

(b) If an Event of Default actually known to a Responsible Officer of the Guarantee Trustee has occurred and is continuing, the Guarantee Trustee shall enforce this Guarantee for the benefit of the Holders of the Capital Securities.

(c) The Guarantee Trustee, before the occurrence of any Event of Default and after curing all Events of Default that may have occurred, shall undertake to perform only such duties as are specifically set forth in this Guarantee, and no implied covenants shall be read into this Guarantee against the Guarantee Trustee. In case an Event of Default has occurred (that has not been waived pursuant to Section 2.4) and is actually known to a Responsible Officer of the Guarantee Trustee, the Guarantee Trustee shall exercise such of the rights and powers vested in it by this Guarantee, and use the same degree of care and skill in its exercise thereof, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(d) No provision of this Guarantee shall be construed to relieve the Guarantee Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) prior to the occurrence of any Event of Default and after the curing or waiving of all such Events of Default that may have occurred:

(A) the duties and obligations of the Guarantee Trustee shall be determined solely by the express provisions of this Guarantee, and the Guarantee Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Guarantee, and no implied covenants or obligations shall be read into this Guarantee against the Guarantee Trustee; and

(B) in the absence of bad faith on the part of the Guarantee Trustee, the Guarantee Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Guarantee Trustee and conforming to the requirements of this Guarantee; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Guarantee Trustee, the Guarantee Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Guarantee;

(ii) the Guarantee Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Guarantee Trustee, unless it shall be proved that such Responsible Officer of the Guarantee Trustee or the Guarantee Trustee was negligent in ascertaining the pertinent facts upon which such judgment was made;

(iii) the Guarantee Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the written direction of the Holders of not less than a Majority in liquidation amount of the Capital Securities relating to the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee, or relating to the exercise of any trust or power conferred upon the Guarantee Trustee under this Guarantee; and

(iv) no provision of this Guarantee shall require the Guarantee Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if the Guarantee Trustee shall have reasonable grounds for believing that the repayment of such funds is not reasonably assured to it under the terms of this Guarantee or security and indemnity, reasonably satisfactory to the Guarantee Trustee, against such risk or liability is not reasonably assured to it.

Section 2.2. Certain Rights of Guarantee Trustee.

(a) Subject to the provisions of Section 2.1:

(i) The Guarantee Trustee may conclusively rely, and shall be fully protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

(ii) Any direction or act of the Guarantor contemplated by this Guarantee shall be sufficiently evidenced by an Officer's Certificate.

(iii) Whenever, in the administration of this Guarantee, the Guarantee Trustee shall deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Guarantee Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, request and conclusively rely upon an Officer's Certificate of the Guarantor which, upon receipt of such request, shall be promptly delivered by the Guarantor.

(iv) The Guarantee Trustee shall have no duty to see to any recording, filing or registration of any instrument (or any re-recording, refiling or re-registration thereof).

(v) The Guarantee Trustee may consult with counsel of its selection, and the advice or opinion of such counsel with respect to legal matters shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion. Such counsel may be counsel to the Guarantor or any of its Affiliates and may include any of its employees. The Guarantee Trustee shall have the right at any time to seek instructions concerning the administration of this Guarantee from any court of competent jurisdiction.

(vi) The Guarantee Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Guarantee at the request or direction of any Holder, unless such Holder shall have provided to the Guarantee Trustee such security and indemnity, reasonably satisfactory to the Guarantee Trustee, against the costs, expenses (including attorneys' fees and expenses and the expenses of the Guarantee Trustee's agents, nominees or custodians) and liabilities that might be incurred by it in complying with such request or direction, including such reasonable advances as may be requested by the Guarantee Trustee; provided, however, that nothing contained in this Section 2.2(a)(vi) shall relieve the Guarantee Trustee, upon the occurrence of an Event of Default, of its obligation to exercise the rights and powers vested in it by this Guarantee.

(vii) The Guarantee Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Guarantee Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit.

(viii) The Guarantee Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys, and the Guarantee Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

(ix) Any action taken by the Guarantee Trustee or its agents hereunder shall bind the Holders of the Capital Securities, and the signature of the Guarantee Trustee or its agents alone shall be sufficient and effective to perform any such action. No third party shall be required to inquire as to the authority of the Guarantee Trustee to so act or as to its compliance with any of the terms and provisions of this Guarantee, both of which shall be conclusively evidenced by the Guarantee Trustee's or its agent's taking such action.

(x) Whenever in the administration of this Guarantee the Guarantee Trustee shall deem it desirable to receive instructions with respect to enforcing any remedy or right or taking any other action hereunder, the Guarantee Trustee (i) may request instructions from the Holders of a Majority in liquidation amount of the Capital Securities, (ii) may refrain from enforcing such remedy or right or taking such other action until such instructions are received, and (iii) shall be protected in conclusively relying on or acting in accordance with such instructions.

(xi) The Guarantee Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith, without negligence, and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Guarantee.

(b) No provision of this Guarantee shall be deemed to impose any duty or obligation on the Guarantee Trustee to perform any act or acts or exercise any right, power, duty or obligation conferred or imposed on it, in any jurisdiction in which it shall be illegal or in which the Guarantee Trustee shall be unqualified or incompetent in accordance with applicable law to perform any such act or acts or to exercise any such right, power, duty or obligation. No permissive power or authority available to the Guarantee Trustee shall be construed to be a duty.

Section 2.3. Not Responsible for Recitals or Issuance of Guarantee. The recitals contained in this Guarantee shall be taken as the statements of the Guarantor, and the Guarantee Trustee does not assume any responsibility for their correctness. The Guarantee Trustee makes no representation as to the validity or sufficiency of this Guarantee.

Section 2.4. Events of Default; Waiver.

(a) An Event of Default under this Guarantee will occur upon the failure of the Guarantor to perform any of its payment or other obligations hereunder.

(b) The Holders of a Majority in liquidation amount of the Capital Securities may, voting or consenting as a class, on behalf of the Holders of all of the Capital Securities, waive any past Event of Default and its consequences. Upon such waiver, any such Event of Default shall cease to exist, and shall be deemed to have been cured, for every purpose of this Guarantee, but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

Section 2.5. Events of Default; Notice.

(a) The Guarantee Trustee shall, within 90 days after the occurrence of an Event of Default, transmit by mail, first class postage prepaid, to the Holders of the Capital Securities and the Guarantor, notices of all Events of Default actually known to a Responsible Officer of the Guarantee Trustee, unless such defaults have been cured before the giving of such notice, provided, however, that the Guarantee Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Guarantee Trustee in good faith determines that the withholding of such notice is in the interests of the Holders of the Capital Securities.

(b) The Guarantee Trustee shall not be deemed to have knowledge of any Event of Default unless the Guarantee Trustee shall have received written notice from the Guarantor or a Holder of the Capital Securities (except in the case of a payment default), or a Responsible Officer of the Guarantee Trustee charged with the administration of this Guarantee shall have obtained actual knowledge thereof.

ARTICLE III

GUARANTEE TRUSTEE

Section 3.1. Guarantee Trustee; Eligibility.

(a) There shall at all times be a Guarantee Trustee which shall:

(i) not be an Affiliate of the Guarantor, and

(ii) be a corporation organized and doing business under the laws of the United States of America or any State or Territory thereof or of the District of Columbia, or Person authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least 50 million U.S. dollars ($50,000,000), and subject to supervision or examination by Federal, State, Territorial or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the supervising or examining authority referred to above, then, for the purposes of this Section 3.1(a)(ii), the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

(b) If at any time the Guarantee Trustee shall cease to be eligible to so act under Section 3.1(a), the Guarantee Trustee shall immediately resign in the manner and with the effect set out in Section 3.2(c).

(c) If the Guarantee Trustee has or shall acquire any "conflicting interest" within the meaning of Section 310(b) of the Trust Indenture Act, the Guarantee Trustee shall either eliminate such interest or resign to the extent and in the manner provided by, and subject to this Guarantee.

Section 3.2. <u>Appointment, Removal and Resignation of Guarantee Trustee.</u>

(a) Subject to Section 3.2(b), the Guarantee Trustee may be appointed or removed without cause at any time by the Guarantor except during an Event of Default.

(b) The Guarantee Trustee shall not be removed in accordance with Section 3.2(a) until a Successor Guarantee Trustee has been appointed and has accepted such appointment by written instrument executed by such Successor Guarantee Trustee and delivered to the Guarantor.

(c) The Guarantee Trustee appointed to office shall hold office until a Successor Guarantee Trustee shall have been appointed or until its removal or resignation. The Guarantee Trustee may resign from office (without need for prior or subsequent accounting) by an instrument in writing executed by the Guarantee Trustee and delivered to the Guarantor, which resignation shall not take effect until a Successor Guarantee Trustee has been appointed and has accepted such appointment by an instrument in writing executed by such Successor Guarantee Trustee and delivered to the Guarantor and the resigning Guarantee Trustee.

(d) If no Successor Guarantee Trustee shall have been appointed and accepted appointment as provided in this Section 3.2 within 60 days after delivery of an instrument of removal or resignation, the Guarantee Trustee resigning or being removed may petition any court of competent jurisdiction for appointment of a Successor Guarantee Trustee. Such court may thereupon, after prescribing such notice, if any, as it may deem proper, appoint a Successor Guarantee Trustee.

(e) No Guarantee Trustee shall be liable for the acts or omissions to act of any Successor Guarantee Trustee.

(f) Upon termination of this Guarantee or removal or resignation of the Guarantee Trustee pursuant to this Section 3.2, the Guarantor shall pay to the Guarantee Trustee all amounts owing to the Guarantee Trustee under Sections 7.2 and 7.3 accrued to the date of such termination, removal or resignation.

ARTICLE IV

GUARANTEE

Section 4.1. Guarantee.

(a) The Guarantor irrevocably and unconditionally agrees to pay in full to the Holders the Guarantee Payments (without duplication of amounts theretofore paid by the Issuer), as and when due, regardless of any defense (except the defense of payment by the Issuer), right of set-off or counterclaim that the Issuer may have or assert. The Guarantor's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Guarantor to the Holders or by causing the Issuer to pay such amounts to the Holders.

(b) The Guarantor hereby also agrees to assume any and all Obligations of the Issuer and in the event any such Obligation is not so assumed, subject to the terms and conditions hereof, the Guarantor hereby irrevocably and unconditionally guarantees to each Beneficiary the full payment, when and as due, of any and all Obligations to such Beneficiaries. This Guarantee is intended to be for the benefit of, and to be enforceable by, all such Beneficiaries, whether or not such Beneficiaries have received notice hereof.

Section 4.2. Waiver of Notice and Demand. The Guarantor hereby waives notice of acceptance of this Guarantee and of any liability to which it applies or may apply, presentment, demand for payment, any right to require a proceeding first against the Issuer or any other Person before proceeding against the Guarantor, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands.

Section 4.3. Obligations Not Affected. The obligations, covenants, agreements and duties of the Guarantor under this Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

(a) the release or waiver, by operation of law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Capital Securities to be performed or observed by the Issuer;

(b) the extension of time for the payment by the Issuer of all or any portion of the Distributions, Redemption Price, Special Redemption Price, Liquidation Distribution or any other sums payable under the terms of the Capital Securities or the extension of time for the performance of any other obligation under, arising out of or in connection with, the Capital Securities (other than an extension of time for payment of Distributions, Redemption Price, Special Redemption Price, Liquidation Distribution or other sum payable that results from the extension of any interest payment period on the Debentures or any extension of the maturity date of the Debentures permitted by the Indenture);

(c) any failure, omission, delay or lack of diligence on the part of the Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Capital Securities, or any action on the part of the Issuer granting indulgence or extension of any kind;

(d) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Issuer or any of the assets of the Issuer;

(e) any invalidity of, or defect or deficiency in, the Capital Securities;

(f) the settlement or compromise of any obligation guaranteed hereby or hereby incurred; or

(g) any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a guarantor, it being the intent of this Section 4.3 that the obligations of the Guarantor hereunder shall be absolute and unconditional under any and all circumstances.

There shall be no obligation of the Holders to give notice to, or obtain consent of, the Guarantor with respect to the happening of any of the foregoing.

Section 4.4. Rights of Holders.

(a) The Holders of a Majority in liquidation amount of the Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of this Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under this Guarantee; provided, however, that (subject to Section 2.1) the Guarantee Trustee shall have the right to decline to follow any such direction if the Guarantee Trustee being advised by counsel determines that the action or proceeding so directed may not lawfully be taken or if the Guarantee Trustee in good faith by its board of directors or trustees, executive committees or a trust committee of directors or trustees and/or Responsible Officers shall determine that the action or proceedings so directed would involve the Guarantee Trustee in personal liability.

(b) Any Holder of Capital Securities may institute a legal proceeding directly against the Guarantor to enforce the Guarantee Trustee's rights under this Guarantee, without first instituting a legal proceeding against the Issuer, the Guarantee Trustee or any other Person. The Guarantor waives any right or remedy to require that any such action be brought first against the Issuer, the Guarantee Trustee or any other Person before so proceeding directly against the Guarantor.

Section 4.5. Guarantee of Payment. This Guarantee creates a guarantee of payment and not of collection.

Section 4.6. Subrogation. The Guarantor shall be subrogated to all (if any) rights of the Holders of Capital Securities against the Issuer in respect of any amounts paid to such Holders by the Guarantor under this Guarantee; provided, however, that the Guarantor shall not (except to the extent required by mandatory provisions of law) be entitled to enforce or exercise any right that it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of payment under this Guarantee, if, after giving effect to any such payment, any amounts are due and unpaid under this Guarantee. If any amount shall be paid to the Guarantor in violation of the preceding sentence, the Guarantor agrees to hold such amount in trust for the Holders and to pay over such amount to the Holders.

Section 4.7. Independent Obligations. The Guarantor acknowledges that its obligations hereunder are independent of the obligations of the Issuer with respect to the Capital Securities and that the Guarantor shall be liable as principal and as debtor hereunder to make Guarantee Payments pursuant to the terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (g), inclusive, of Section 4.3 hereof.

Section 4.8. Enforcement by a Beneficiary. A Beneficiary may enforce the obligations of the Guarantor contained in Section 4.1(b) directly against the Guarantor and the Guarantor waives any right or remedy to require that any action be brought against the Issuer or any other person or entity before proceeding against the Guarantor. The Guarantor shall be subrogated to all rights (if any) of any Beneficiary against the Issuer in respect of any amounts paid to the Beneficiaries by the Guarantor under this Guarantee; provided, however, that the Guarantor shall not (except to the extent required by mandatory provisions of law) be entitled to enforce or exercise any rights that it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of payment under this Guarantee, if at the time of any such payment, and after giving effect to such payment, any amounts are due and unpaid under this Guarantee.

ARTICLE V

LIMITATION OF TRANSACTIONS; SUBORDINATION

Section 5.1. **Limitation of Transactions.** So long as any Capital Securities remain outstanding, if (a) there shall have occurred and be continuing an Event of Default or a Declaration Event of Default or (b) the Guarantor shall have selected an Extension Period as provided in the Declaration and such period, or any extension thereof, shall have commenced and be continuing, then the Guarantor shall not and shall not permit any Affiliate to (x) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Guarantor's or such Affiliate's capital stock (other than payments of dividends or distributions to the Guarantor) or make any guarantee payments with respect to the foregoing or (y) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Guarantor or any Affiliate that rank *pari passu* in all respects with or junior in interest to the Debentures (other than, with respect to clauses (x) and (y) above, (i) repurchases, redemptions or other acquisitions of shares of capital stock of the Guarantor in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Guarantor (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the occurrence of the Event of Default, Declaration Event of Default or Extension Period, as applicable, (ii) as a result of any exchange or conversion of any class or series of the Guarantor's capital stock (or any capital stock of a subsidiary of the Guarantor) for any class or series of the Guarantor's capital stock or of any class or series of the Guarantor's indebtedness for any class or series of the Guarantor's capital stock, (iii) the purchase of fractional interests in shares of the Guarantor's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (iv) any declaration of a dividend in connection with any stockholders' rights plan, or the issuance of rights, stock or other property under any stockholders' rights plan, or the redemption or repurchase of rights pursuant thereto, (v) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (vi) payments under this Guarantee).

Section 5.2. **Ranking.** This Guarantee will constitute an unsecured obligation of the Guarantor and will rank subordinate and junior in right of payment to all present and future Senior Indebtedness (as defined in the Indenture) of the Guarantor. By their acceptance thereof, each Holder of Capital Securities agrees to the foregoing provisions of this Guarantee and the other terms set forth herein.

The right of the Guarantor to participate in any distribution of assets of any of its subsidiaries upon any such subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Guarantor may itself be recognized as a creditor of that subsidiary. Accordingly, the Guarantor's obligations under this Guarantee will be effectively subordinated to all existing and future liabilities of the Guarantor's subsidiaries, and claimants should look only to the assets of the Guarantor for payments hereunder. This Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Guarantor, including Senior Indebtedness of the Guarantor, under any indenture that the Guarantor may enter into in the future or otherwise.

ARTICLE VI

TERMINATION

Section 6.1. **Termination.** This Guarantee shall terminate as to the Capital Securities (i) upon full payment of the Redemption Price or Special Redemption Price of all Capital Securities then outstanding, (ii) upon the distribution of all of the Debentures to the Holders of all of the Capital Securities or (iii) upon full payment of the amounts payable in accordance with the Declaration upon dissolution of the Issuer. This Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any Holder of Capital Securities must restore payment of any sums paid under the Capital Securities or under this Guarantee.

ARTICLE VII

INDEMNIFICATION

Section 7.1. **Exculpation.**

(a) No Indemnified Person shall be liable, responsible or accountable in damages or otherwise to the Guarantor or any Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith in accordance with this Guarantee and in a manner that such Indemnified Person reasonably believed to be within the scope of the authority conferred on such Indemnified Person by this Guarantee or by law, except that an Indemnified Person shall be liable for any such loss, damage or claim incurred by reason of such Indemnified Person's negligence or willful misconduct with respect to such acts or omissions.

(b) An Indemnified Person shall be fully protected in relying in good faith upon the records of the Issuer or the Guarantor and upon such information, opinions, reports or statements presented to the Issuer or the Guarantor by any Person as to matters the Indemnified Person reasonably believes are within such other Person's professional or expert competence and who, if selected by such Indemnified Person, has been selected with reasonable care by such Indemnified Person, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which Distributions to Holders of Capital Securities might properly be paid.

Section 7.2. **Indemnification.**

(a) The Guarantor agrees to indemnify each Indemnified Person for, and to hold each Indemnified Person harmless against, any and all loss, liability, damage, claim or expense incurred without negligence or willful misconduct on the part of the Indemnified Person, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including, but not limited to, the costs and expenses (including reasonable legal fees and expenses) of the Indemnified Person defending itself against, or investigating, any claim or liability in connection with the exercise or performance of any of the Indemnified Person's powers or duties hereunder. The obligation to indemnify as set forth in this Section 7.2 shall survive the resignation or removal of the Guarantee Trustee and the termination of this Guarantee.

(b) Promptly after receipt by an Indemnified Person under this Section 7.2 of notice of the commencement of any action, such Indemnified Person will, if a claim in respect thereof is to be made against the Guarantor under this Section 7.2, notify the Guarantor in writing of the commencement thereof; but the failure so to notify the Guarantor (i) will not relieve the Guarantor from liability under paragraph (a) above unless and to the extent that the Guarantor did not otherwise learn of such action and such failure results in the forfeiture by the Guarantor of substantial rights and defenses and (ii) will not, in any event, relieve the Guarantor from any obligations to any Indemnified Person other than the indemnification obligation provided in paragraph (a) above. The Guarantor shall be entitled to appoint counsel of the Guarantor's choice at the Guarantor's expense to represent the Indemnified Person in any action for which indemnification is sought (in which case the Guarantor shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the Indemnified Person or Persons except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the Indemnified Person. Notwithstanding the Guarantor's election to appoint counsel to represent the Guarantor in an action, the Indemnified Person shall have the right to employ separate counsel (including local counsel), and the Guarantor shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the Guarantor to represent the Indemnified Person would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the Indemnified Person and the Guarantor and the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it and/or other Indemnified Person(s) which are different from or additional to those available to the Guarantor, (iii) the Guarantor shall not have employed counsel satisfactory to the Indemnified Person to represent the Indemnified Person within a reasonable time after notice of the institution of such action or (iv) the Guarantor shall authorize the Indemnified Person to employ separate counsel at the expense of the Guarantor. The Guarantor will not, without the prior written consent of the Indemnified Persons, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Persons are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Person from all liability arising out of such claim, action, suit or proceeding.

Section 7.3. Compensation; Reimbursement of Expenses. The Guarantor agrees:

(a) to pay to the Guarantee Trustee from time to time such compensation for all services rendered by it hereunder as the parties shall agree to from time to time (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust); and

(b) except as otherwise expressly provided herein, to reimburse the Guarantee Trustee upon request for all reasonable expenses, disbursements and advances incurred or made by it in accordance with any provision of this Guarantee (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or willful misconduct.

For purposes of clarification, this Section 7.3 does not contemplate the payment by the Guarantor of acceptance or annual administration fees owing to the Guarantee Trustee for services to be provided by the Guarantee Trustee under this Guarantee or the fees and expenses of the Guarantee Trustee's counsel in connection with the closing of the transactions contemplated by this Guarantee. The provisions of this Section 7.3 shall survive the resignation or removal of the Guarantee Trustee and the termination of this Guarantee.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. <u>**Successors and Assigns.**</u> All guarantees and agreements contained in this Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Guarantor and shall inure to the benefit of the Holders of the Capital Securities then outstanding. Except in connection with any merger or consolidation of the Guarantor with or into another entity or any sale, transfer or lease of the Guarantor's assets to another entity, in each case, to the extent permitted under the Indenture, the Guarantor may not assign its rights or delegate its obligations under this Guarantee without the prior approval of the Holders of at least a Majority in liquidation amount of the Capital Securities.

Section 8.2. <u>**Amendments.**</u> Except with respect to any changes that do not adversely affect the rights of Holders of the Capital Securities in any material respect (in which case no consent of Holders will be required), this Guarantee may be amended only with the prior approval of the Holders of not less than a Majority in liquidation amount of the Capital Securities. The provisions of the Declaration with respect to amendments thereof apply to the giving of such approval.

Section 8.3. <u>**Notices.**</u> All notices provided for in this Guarantee shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by first class mail, as follows:

(a) If given to the Guarantee Trustee, at the Guarantee Trustee's mailing address set forth below (or such other address as the Guarantee Trustee may give notice of to the Holders of the Capital Securities and the Guarantor):

U. S. Bank National Association
225 Asylum Street, Goodwin Square
Hartford, Connecticut 06103
Attention: Corporate Trust Services Division
Telecopy: 860-244-1889

With a copy to:

U. S. Bank National Association
1 Federal Street - 3rd Floor
Boston, Massachusetts 02110
Attention: Paul D. Allen, Corporate Trust Services Division
Telecopy: 617-603-6665

(b) If given to the Guarantor, at the Guarantor's mailing address set forth below (or such other address as the Guarantor may give notice of to the Holders of the Capital Securities and to the Guarantee Trustee):

Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212-3722
Attention: Neal T. McLaughlin
Telecopy: 503-287-0447

(c) If given to any Holder of the Capital Securities, at the address set forth on the books and records of the Issuer.

All such notices shall be deemed to have been given when received in person, telecopied with receipt confirmed, or mailed by first class mail, postage prepaid, except that if a notice or other document is refused delivery or cannot be delivered because of a changed address of which no notice was given, such notice or other document shall be deemed to have been delivered on the date of such refusal or inability to deliver.

Section 8.4. **Benefit.** This Guarantee is solely for the benefit of the Beneficiaries and, subject to Section 2.1(a), is not separately transferable from the Capital Securities.

Section 8.5. **Governing Law.** THIS GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

Section 8.6. **Counterparts.** This Guarantee may be executed in one or more counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same instrument.

Section 8.7 **Separability.** In case one or more of the provisions contained in this Guarantee shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Guarantee, but this Guarantee shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein.

Signatures appear on the following page

THIS GUARANTEE is executed as of the day and year first above written.

ALBINA COMMUNITY BANCORP, as Guarantor

By: [signature]
Name: R. L. McKean
Title: Pres/CEO

U. S. BANK NATIONAL ASSOCIATION, as Guarantee Trustee

By: [signature]
Name: Paul D. Allen
Title: Vice President

ALBINA COMMUNITY BANCORP

2,000 Capital Securities

Floating Rate Capital Securities
(Liquidation Amount $1,000.00 per Capital Security)

PLACEMENT AGREEMENT

May 6, 2004

FTN Financial Capital Markets
845 Crossover Lane, Suite 150
Memphis, Tennessee 38117

Keefe, Bruyette & Woods, Inc.
787 7th Avenue
4th Floor
New York, New York 10019

Ladies and Gentlemen:

Albina Community Bancorp, an Oregon corporation (the "Company"), and its financing subsidiary, Albina Statutory Trust II, a Connecticut statutory trust (the "Trust," and hereinafter together with the Company, the "Offerors"), hereby confirm their agreement (this "Agreement") with you as placement agents (the "Placement Agents"), as follows:

Section 1. <u>Issuance and Sale of Securities.</u>

1.1. <u>Introduction</u>. The Offerors propose to issue and sell at the Closing (as defined in Section 2.3.1 hereof) 2,000 of the Trust's Floating Rate Capital Securities, with a liquidation amount of $1,000.00 per capital security (the "Capital Securities"), to First Tennessee Bank National Association (the "Purchaser") pursuant to the terms of a Subscription Agreement entered into, or to be entered into on or prior to the Closing Date (as defined in Section 2.3.1 hereof), between the Offerors and the Purchaser (the "Subscription Agreement"), the form of which is attached hereto as <u>Exhibit A</u> and incorporated herein by this reference.

1.2. <u>Operative Agreements</u>. The Capital Securities shall be fully and unconditionally guaranteed on a subordinated basis by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment (the "Guarantee") pursuant and subject to the Guarantee Agreement (the "Guarantee Agreement"), to be dated as of the Closing Date and executed and delivered by the Company and U.S. Bank National Association ("U.S. Bank"), as trustee (the "Guarantee Trustee"), for the benefit from time to time of the holders of the Capital Securities. The entire proceeds from the sale by the Trust to the holders of the Capital Securities shall be combined with the entire proceeds from the sale by the Trust to the Company of its common securities (the "Common Securities"), and shall be used by the Trust to purchase $2,062,000.00 in principal amount of the Floating Rate Junior Subordinated



Deferrable Interest Debentures (the "Debentures") of the Company. The Capital Securities and the Common Securities for the Trust shall be issued pursuant to an Amended and Restated Declaration of Trust among U.S. Bank, as institutional trustee (the "Institutional Trustee"), the Administrators named therein, and the Company, to be dated as of the Closing Date and in substantially the form heretofore delivered to the Placement Agents (the "Trust Agreement"). The Debentures shall be issued pursuant to an Indenture (the "Indenture"), to be dated as of the Closing Date, between the Company and U.S. Bank, as indenture trustee (the "Indenture Trustee"). The documents identified in this Section 1.2 and in Section 1.1 are referred to herein as the "Operative Documents."

1.3. Rights of Purchaser. The Capital Securities shall be offered and sold by the Trust directly to the Purchaser without registration of any of the Capital Securities, the Debentures or the Guarantee under the Securities Act of 1933, as amended (the "Securities Act"), or any other applicable securities laws in reliance upon exemptions from the registration requirements of the Securities Act and other applicable securities laws. The Offerors agree that this Agreement shall be incorporated by reference into the Subscription Agreement and the Purchaser shall be entitled to each of the benefits of the Placement Agents and the Purchaser under this Agreement and shall be entitled to enforce obligations of the Offerors under this Agreement as fully as if the Purchaser were a party to this Agreement. The Offerors and the Placement Agents have entered into this Agreement to set forth their understanding as to their relationship and their respective rights, duties and obligations.

1.4. Legends. Upon original issuance thereof, and until such time as the same is no longer required under the applicable requirements of the Securities Act, the Capital Securities and Debentures certificates shall each contain a legend as required pursuant to any of the Operative Documents.

Section 2. Purchase of Capital Securities.

2.1. Exclusive Rights; Purchase Price. From the date hereof until the Closing Date (which date may be extended by mutual agreement of the Offerors and the Placement Agents), the Offerors hereby grant to the Placement Agents the exclusive right to arrange for the sale of the Capital Securities to the Purchaser at a purchase price of $1,000.00 per Capital Security.

2.2. Subscription Agreement. The Offerors hereby agree to evidence their acceptance of the subscription by countersigning a copy of the Subscription Agreement and returning the same to the Placement Agents.

2.3. Closing and Delivery of Payment.

2.3.1. Closing; Closing Date. The sale and purchase of the Capital Securities by the Offerors to the Purchaser shall take place at a closing (the "Closing") at the offices of Lewis, Rice & Fingersh, L.C., at 10:00 a.m. (St. Louis time) on May 7, 2004, or such other business day as may be agreed upon by the Offerors and the Placement Agents (the "Closing Date"); provided, however, that in no event shall the Closing Date occur later than May 14, 2004 unless consented to by the Purchaser. Payment by the Purchaser shall be payable in the manner set forth in the Subscription Agreement and shall be made prior to or on the Closing Date.

2.3.2. Delivery. The certificate for the Capital Securities shall be in definitive form, registered in the name of the Purchaser and in the aggregate amount of the Capital Securities purchased by the Purchaser.

2.3.3. Transfer Agent. The Offerors shall deposit the certificate representing the Capital Securities with the Institutional Trustee or other appropriate party prior to the Closing Date.

2.4. Placement Agents' Fees and Expenses.

2.4.1. Placement Agents' Compensation. Because the proceeds from the sale of the Capital Securities shall be used to purchase the Debentures from the Company, the Company shall pay an aggregate of $30.00 for each $1,000.00 of principal amount of Debentures sold to the Trust (excluding the Debentures related to the Common Securities purchased by the Company). Of this amount, $15.00 for each $1,000.00 of principal amount of Debentures shall be payable to FTN Financial Capital Markets and $15.00 for each $1,000.00 of principal amount of Debentures shall be payable to Keefe, Bruyette & Woods, Inc. Such amount shall be delivered to the Trustee or such other person designated by the Placement Agents on the Closing Date and shall be allocated between and paid to the respective Placement Agents as directed by the Placement Agents.

2.4.2. Costs and Expenses. Whether or not this Agreement is terminated or the sale of the Capital Securities is consummated, the Company hereby covenants and agrees that it shall pay or cause to be paid (directly or by reimbursement) all reasonable costs and expenses incident to the performance of the obligations of the Offerors under this Agreement, including all fees, expenses and disbursements of counsel and accountants for the Offerors; all reasonable expenses incurred by the Offerors incident to the preparation, execution and delivery of the Trust Agreement, the Indenture, and the Guarantee; and all other reasonable costs and expenses incident to the performance of the obligations of the Company hereunder and under the Trust Agreement.

2.5. Failure to Close. If any of the conditions to the Closing specified in this Agreement shall not have been fulfilled to the satisfaction of the Placement Agents or if the Closing shall not have occurred on or before 10:00 a.m. (St. Louis time) on May 14, 2004, then each party hereto, notwithstanding anything to the contrary in this Agreement, shall be relieved of all further obligations under this Agreement without thereby waiving any rights it may have by reason of such nonfulfillment or failure; provided, however, that the obligations of the parties under Sections 2.4.2, 7.5 and 9 shall not be so relieved and shall continue in full force and effect.

Section 3. Closing Conditions. The obligations of the Purchaser and the Placement Agents on the Closing Date shall be subject to the accuracy, at and as of the Closing Date, of the representations and warranties of the Offerors contained in this Agreement, to the accuracy, at and as of the Closing Date, of the statements of the Offerors made in any certificates pursuant to this Agreement, to the performance by the Offerors of their respective obligations under this Agreement, to compliance, at and as of the Closing Date, by the Offerors with their respective agreements herein contained, and to the following further conditions:

3.1. Opinions of Counsel. On the Closing Date, the Placement Agents shall have received the following favorable opinions, each dated as of the Closing Date: (a) from Foster Pepper Tooze LLP, counsel for the Offerors and addressed to the Purchaser and the Placement Agents in substantially the form set forth on Exhibit B-1 attached hereto and incorporated herein by this reference, (b) from Shipman & Goodwin LLP, special Connecticut counsel to the Offerors and addressed to the Purchaser, the Placement Agents and the Offerors, in substantially the form set forth on Exhibit B-2 attached hereto and incorporated herein by this reference and (c) from Lewis, Rice & Fingersh, L.C., special tax counsel to the Offerors, and addressed to the Placement Agents and the Offerors, in substantially the form set forth on Exhibit B-3 attached hereto and incorporated herein by this reference, subject to the receipt by Lewis, Rice & Fingersh, L.C. of a representation letter from the Company in the form set forth in Exhibit B-3 completed in a manner reasonably satisfactory to Lewis, Rice & Fingersh, L.C. (collectively, the "Offerors' Counsel Opinions"). In rendering the Offerors' Counsel Opinions, counsel to the Offerors may rely as to factual matters upon certificates or other documents furnished by officers, directors and trustees of the Offerors (copies of which shall be delivered to the Placement Agents and the Purchaser) and by government officials, and upon such other documents as counsel to the Offerors may, in their reasonable opinion, deem appropriate as a basis for the Offerors' Counsel Opinions. Counsel to the Offerors may specify the jurisdictions in which they are admitted to practice and that they are not admitted to practice in any other jurisdiction and are not experts in the law of any other jurisdiction. If the Offerors' counsel is not admitted to practice in the State of New York, the opinion of Offerors' counsel may assume, for purposes of the opinion, that the laws of the State of New York are substantively identical, in all respects material to the opinion, to the internal laws of the state in which such counsel is admitted to practice. Such Offerors' Counsel Opinions shall not state that they are to be governed or qualified by, or that they are otherwise subject to, any treatise, written policy or other document relating to legal opinions, including, without limitation, the Legal Opinion Accord of the ABA Section of Business Law (1991).

3.2. **Officer's Certificate**. At the Closing Date, the Purchaser and the Placement Agents shall have received certificates from the Chief Executive Officer of the Company, dated as of the Closing Date, stating that (i) the representations and warranties of the Offerors set forth in Section 5 hereof are true and correct as of the Closing Date and that the Offerors have complied with all agreements and satisfied all conditions on their part to be performed or satisfied at or prior to the Closing Date, (ii) since the date of this Agreement the Offerors have not incurred any liability or obligation, direct or contingent, or entered into any material transactions, other than in the ordinary course of business, which is material to the Offerors, and (iii) covering such other matters as the Placement Agents may reasonably request.

3.3. **Administrator's Certificate**. At the Closing Date, the Purchaser and the Placement Agents shall have received a certificate of one or more Administrators of the Trust, dated as of the Closing Date, stating that the representations and warranties of the Trust set forth in Section 5 are true and correct as of the Closing Date and that the Trust has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Date.

3.4. **Purchase Permitted by Applicable Laws; Legal Investment**. The purchase of and payment for the Capital Securities as described in this Agreement and pursuant to the Subscription Agreement shall (a) not be prohibited by any applicable law or governmental regulation, (b) not subject the Purchaser or the Placement Agents to any penalty or, in the reasonable judgment of the Purchaser and the Placement Agents, other onerous conditions under or pursuant to any applicable law or governmental regulation, and (c) be permitted by the laws and regulations of the jurisdictions to which the Purchaser and the Placement Agents are subject.

3.5. **Consents and Permits**. The Company and the Trust shall have received all consents, permits and other authorizations, and made all such filings and declarations, as may be required from any person or entity pursuant to any law, statute, regulation or rule (federal, state, local and foreign), or pursuant to any agreement, order or decree to which the Company or the Trust is a party or to which either is subject, in connection with the transactions contemplated by this Agreement.

3.6. **Information**. Prior to or on the Closing Date, the Offerors shall have furnished to the Placement Agents such further information, certificates, opinions and documents addressed to the Purchaser and the Placement Agents, which the Placement Agents may reasonably request, including, without limitation, a complete set of the Operative Documents or any other documents or certificates required by this Section 3; and all proceedings taken by the Offerors in connection with the issuance, offer and sale of the Capital Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Placement Agents.

If any condition specified in this Section 3 shall not have been fulfilled when and as required in this Agreement, or if any of the opinions or certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Placement Agents, this Agreement may be terminated by the Placement Agents by notice to the Offerors at any time at or prior to the Closing Date. Notice of such termination shall be given to the Offerors in writing or by telephone or facsimile confirmed in writing.

Section 4. **Conditions to the Offerors' Obligations.** The obligations of the Offerors to sell the Capital Securities to the Purchaser and consummate the transactions contemplated by this Agreement shall be subject to the accuracy, at and as of the Closing Date, of the representations and warranties of the Placement Agents contained in this Agreement and to the following further conditions:

4.1. **Executed Agreement.** The Offerors shall have received from the Placement Agents an executed copy of this Agreement.

4.2. **Fulfillment of Other Obligations.** The Placement Agents shall have fulfilled all of their other obligations and duties required to be fulfilled under this Agreement prior to or at the Closing.

Section 5. **Representations and Warranties of the Offerors.** Except as set forth on the Disclosure Schedule (as defined in Section 11.1) attached hereto, if any, the Offerors jointly and severally represent and warrant to the Placement Agents and the Purchaser as of the date hereof and as of the Closing Date as follows:

5.1. **Securities Law Matters.**

(a) Neither the Company nor the Trust, nor any of their "Affiliates" (as defined in Rule 501(b) of Regulation D under the Securities Act ("Regulation D")), nor any person acting on any of their behalf has, directly or indirectly, made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the registration under the Securities Act of any of the Capital Securities, the Guarantee or the Debentures (collectively, the "Securities") or any other securities to be issued, or which may be issued, by the Purchaser.

(b) Neither the Company nor the Trust, nor any of their Affiliates, nor any person acting on its or their behalf has (i) other than the Placement Agents, offered for sale or solicited offers to purchase the Securities, or (ii) engaged in any form of offering, general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of any of the Securities.

(c) The Securities satisfy the eligibility requirements of Rule 144A(d)(3) under the Securities Act.

(d) Neither the Company nor the Trust is or, after giving effect to the offering and sale of the Capital Securities and the consummation of the transactions described in this Agreement, will be an "investment company" or an entity "controlled" by an "investment company," in each case within the meaning of Section 3(a) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), without regard to Section 3(c) of the Investment Company Act.

(e) Neither the Company nor the Trust has paid or agreed to pay to any person or entity (other than the Placement Agents) any compensation for soliciting another to purchase any of the Securities.

5.2. **Organization, Standing and Qualification of the Trust.** The Trust has been duly created and is validly existing in good standing as a statutory trust under the Connecticut Statutory Trust Act (the "Statutory Trust Act") with the power and authority to own property and to conduct the business it transacts and proposes to transact and to enter into and perform its obligations under the Operative Documents. The Trust is duly qualified to transact business as a foreign entity and is in good standing in each jurisdiction in which such qualification is necessary, except where the failure to so qualify or be in good standing would not have a material adverse effect on the Trust. The Trust is not a party to or otherwise bound by any agreement other than the Operative Documents. The Trust is and will, under current law, be classified for federal income tax purposes as a grantor trust and not as an association taxable as a corporation.

5.3. **Trust Agreement.** The Trust Agreement has been duly authorized by the Company and, on the Closing Date, will have been duly executed and delivered by the Company and the Administrators of the Trust, and, assuming due authorization, execution and delivery by the Institutional Trustee, will be a valid and binding obligation of the Company and such Administrators, enforceable against them in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, moratorium, receivership, reorganization, liquidation and other laws relating to or affecting creditors' rights generally, and (b) general principles of equity (regardless of whether considered and applied in a proceeding in equity or at law) ("Bankruptcy and Equity"). Each of the Administrators of the Trust is an employee or a director of the Company or of a financial institution subsidiary of the Company and has been duly authorized by the Company to execute and deliver the Trust Agreement.

5.4. **Guarantee Agreement and the Indenture.** Each of the Guarantee and the Indenture has been duly authorized by the Company and, on the Closing Date will have been duly executed and delivered by the Company, and, assuming due authorization, execution and delivery by the Guarantee Trustee, in the case of the Guarantee, and by the Indenture Trustee, in the case of the Indenture, will be a valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to Bankruptcy and Equity.

5.5. **Capital Securities and Common Securities.** The Capital Securities and the Common Securities have been duly authorized by the Trust Agreement and, when issued and delivered against payment therefor on the Closing Date to the Purchaser, in the case of the Capital Securities, and to the Company, in the case of the Common Securities, will be validly issued and represent undivided beneficial interests in the assets of the Trust. None of the Capital Securities or the Common Securities is subject to preemptive or other similar rights. On the Closing Date, all of the issued and outstanding Common Securities will be directly owned by the Company free and clear of any pledge, security interest, claim, lien or other encumbrance.

5.6. **Debentures.** The Debentures have been duly authorized by the Company and, at the Closing Date, will have been duly executed and delivered to the Indenture Trustee for authentication in accordance with the Indenture, and, when authenticated in the manner provided for in the Indenture and delivered against payment therefor by the Trust, will constitute valid and binding obligations of the Company entitled to the benefits of the Indenture enforceable against the Company in accordance with their terms, subject to Bankruptcy and Equity.

5.7. **Power and Authority.** This Agreement has been duly authorized, executed and delivered by the Company and the Trust and constitutes the valid and binding obligation of the Company and the Trust, enforceable against the Company and the Trust in accordance with its terms, subject to Bankruptcy and Equity.

5.8. **No Defaults.** The Trust is not in violation of the Trust Agreement or, to the knowledge of the Administrators, any provision of the Statutory Trust Act. The execution, delivery and performance by the Company or the Trust of this Agreement or the Operative Documents to which it is a party, and the consummation of the transactions contemplated herein or therein and the use of the proceeds therefrom, will not conflict with or constitute a breach of, or a default under, or result in the creation or imposition of any lien, charge or other encumbrance upon any property or assets of the Trust, the Company or any of the Company's Subsidiaries (as defined in Section 5.11 hereof) pursuant to any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which the Trust, the Company or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of any of them is subject, except for a conflict, breach, default, lien, charge or encumbrance which could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect nor will such action result in any violation of the Trust Agreement or the Statutory Trust Act or require the consent, approval, authorization or order of any court or governmental agency or body. As used herein, the term "Material Adverse Effect" means any one or more effects that individually or in the aggregate are material and adverse to the Offeror's ability to consummate the transactions contemplated herein or in the Operative Documents or any one or more effects that individually or in the aggregate are material and adverse to the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Company and its Subsidiaries taken as whole, whether or not occurring in the ordinary course of business.

5.9. **Organization, Standing and Qualification of the Company.** The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of Oregon, with all requisite corporate power and authority to own its properties and conduct the business it transacts and proposes to transact, and is duly qualified to transact business and is in good standing as a foreign corporation in each jurisdiction where the nature of its activities requires such qualification, except where the failure of the Company to be so qualified would not, singly or in the aggregate, have a Material Adverse Effect.

5.10. **Subsidiaries of the Company.** Each of the Company's significant subsidiaries (as defined in Section 1-02(w) of Regulation S-X to the Securities Act (the "Significant Subsidiaries")) is listed in Exhibit C attached hereto and incorporated herein by this reference. Each Significant Subsidiary has been duly organized and is validly existing and in good standing under the laws of the jurisdiction in which it is chartered or organized, with all requisite power and authority to own its properties and conduct the business it transacts and proposes to transact, and is duly qualified to transact business and is in good standing as a foreign entity in each jurisdiction where the nature of its activities requires such qualification, except where the failure of any such Significant Subsidiary to be so qualified would not, singly or in the aggregate, have a Material Adverse Effect. All of the issued and outstanding shares of capital stock of the Significant Subsidiaries (a) have been duly authorized and are validly issued, (b) are fully paid and nonassessable, and (c) are wholly owned, directly or indirectly, by the Company free and clear of any security interest, mortgage, pledge, lien, encumbrance, restriction upon voting or transfer, preemptive rights, claim, equity or other defect.

5.11. **Permits.** The Company and each of its subsidiaries (as defined in Section 1-02(x) of Regulation S-X to the Securities Act) (the "Subsidiaries") have all requisite power and authority, and all necessary authorizations, approvals, orders, licenses, certificates and permits of and from regulatory or governmental officials, bodies and tribunals, to own or lease their respective properties and to conduct their respective businesses as now being conducted, except such authorizations, approvals, orders, licenses, certificates and permits which, if not obtained and maintained, would not, singly or in the aggregate, have a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such authorizations, approvals, orders, licenses, certificates or permits which, singly or in the aggregate, if the failure to be so licensed or approved is the subject of an unfavorable decision, ruling or finding, would, singly or in the aggregate, have a Material Adverse Effect; and the Company and its Subsidiaries are in compliance with all applicable laws, rules, regulations and orders and consents, the violation of which would, singly or in the aggregate, have a Material Adverse Effect.

5.12. **Conflicts, Authorizations and Approvals.** Neither the Company nor any of its Subsidiaries is in violation of its respective articles or certificate of incorporation, charter or by-laws or similar organizational documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which either the Company or any of its Subsidiaries is a party, or by which it or any of them may be bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, the effect of which violation or default in performance or observance would have, singly or in the aggregate, a Material Adverse Effect.

5.13. Holding Company Registration and Deposit Insurance. The Company is duly registered (i) as a bank holding company or financial holding company under the Bank Holding Company Act of 1956, as amended, and the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve") or (ii) as a savings and loan holding company under the Home Owners' Loan Act of 1933, as amended, and the regulations of the Office of Thrift Supervision (the "OTS"), and the deposit accounts of the Company's Subsidiary depository institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") to the fullest extent permitted by law and the rules and regulations of the FDIC, and no proceedings for the termination of such insurance are pending or threatened.

5.14. Financial Statements.

(a) The consolidated balance sheets of the Company and all of its Subsidiaries as of December 31, 2003 and December 31, 2002 and related consolidated income statements and statements of changes in shareholders' equity for the 3 years ended December 31, 2003 together with the notes thereto, copies of each of which have been provided to the Placement Agents (together, the "Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be disclosed therein) and fairly present in all material respects the financial position and the results of operations and changes in shareholders' equity of the Company and all of its Subsidiaries as of the dates and for the periods indicated. The books and records of the Company and all of its Subsidiaries have been, and are being, maintained in all material respects in accordance with generally accepted accounting principles and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) The information in the Company's most recently filed (i) FR Y-9C filed with the Federal Reserve if the Company is a bank holding company, (ii) FR Y-9SP filed with the Federal Reserve if the Company is a small bank holding company or (iii) H-(b)11 filed with the OTS if the Company is a savings and loan holding company (the "Regulatory Report"), previously provided to the Placement Agents fairly presents in all material respects the financial position of the Company and, where applicable, all of its Subsidiaries as of the end of the period represented by such Regulatory Report.

(c) Since the respective dates of the Financial Statements and the Regulatory Report, there has been no material adverse change or development with respect to the financial condition or earnings of the Company and all of its Subsidiaries, taken as a whole.

(d) The accountants of the Company who certified the Financial Statements are independent public accountants of the Company and its Subsidiaries within the meaning of the Securities Act and the rules and regulations thereunder.

5.15. Exchange Act Reporting. The reports filed with the Securities and Exchange Commission (the "Commission") by the Company under the Securities Exchange Act of 1934, as amended (the "1934 Act") and the regulations thereunder at the time they were filed with the Commission complied as to form in all material respects with the requirements of the 1934 Act and such reports did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

5.16. Regulatory Enforcement Matters. Neither the Company nor any of its Subsidiaries is subject or is party to, or has received any notice or advice that any of them may become subject or party to, any investigation with respect to, any cease-and-desist order, agreement, consent agreement, memorandum of understanding or other regulatory enforcement action, proceeding or order with or by, or is a party to any commitment letter or similar undertaking to, or is subject to any directive by, or has been since January 1, 2001, a recipient of any supervisory letter from, or since January 1, 2001, has adopted any board resolutions at the request of, any Regulatory Agency (as defined below) that currently restricts in any material respect the conduct of their business or that in any material manner relates to their capital adequacy, their credit policies, their ability or authority to pay dividends or make distributions to their shareholders or make payments of principal or interest on their debt obligations, their management or their business (each, a "Regulatory Agreement"), nor has the Company or any of its Subsidiaries been advised since January 1, 2001, by any Regulatory Agency that it is considering issuing or requesting any such Regulatory Agreement. There is no material unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries. As used herein, the term "Regulatory Agency" means any federal or state agency charged with the supervision or regulation of depository institutions, bank, financial or savings and loan holding companies, or engaged in the insurance of depository institution deposits, or any court, administrative agency or commission or other governmental agency, authority or instrumentality having supervisory or regulatory authority with respect to the Company or any of its Subsidiaries. Neither the Company nor any of the Subsidiaries is currently unable to pay dividends or make distributions to its shareholders with respect to any class of its equity securities, or prohibited from paying principal or interest on its debt obligations, due to a restriction or limitation, whether by statute, contract or otherwise, and, in the reasonable judgment of the Company's management, neither the Company nor any of the Subsidiaries will be unable in the foreseeable future to pay dividends or make distributions with respect to any class of equity securities, or be prohibited from paying principal or interest on its debt obligations, due to a restriction or limitation, whether by statute, contract or otherwise.

5.17. No Material Change. Since December 31, 2003, there has been no material adverse change or development with respect to the condition (financial or otherwise), earnings, affairs, business, prospects or results of operations of the Company or its Subsidiaries on a consolidated basis, whether or not arising in the ordinary course of business.

5.18. No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material liability, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit, proceeding, hearing, charge, complaint, claim or demand against the Company or its Subsidiaries giving rise to any such liability), except (i) for liabilities set forth in the Financial Statements and (ii) normal fluctuation in the amount of the liabilities referred to in clause (i) above occurring in the ordinary course of business of the Company and all of its Subsidiaries since the date of the most recent balance sheet included in the Financial Statements.

5.19. Litigation. No charge, investigation, action, suit or proceeding is pending or, to the knowledge of the Offerors, threatened, against or affecting the Company or its Subsidiaries or any of their respective properties before or by any courts or any regulatory, administrative or governmental official, commission, board, agency or other authority or body, or any arbitrator, wherein an unfavorable decision, ruling or finding could have, singly or in the aggregate, a Material Adverse Effect.

5.20. Deferral of Interest Payments on Debentures. The Company has no present intention to exercise its option to defer payments of interest on the Debentures as provided in the Indenture. The Company believes that the likelihood that it would exercise its right to defer payments of interest on the

Debentures as provided in the Indenture at any time during which the Debentures are outstanding is remote because of the restrictions that would be imposed on the Company's ability to declare or pay dividends or distributions on, or to redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock and on the Company's ability to make any payments of principal, interest or premium on, or repay, repurchase or redeem, any of its debt securities that rank *pari passu* in all respects with, or junior in interest to, the Debentures.

Section 6. **Representations and Warranties of the Placement Agents.** Each Placement Agent represents and warrants to the Offerors as to itself (but not as to the other Placement Agent) as follows:

6.1. **Organization, Standing and Qualification.**

(a) FTN Financial Capital Markets is a division of First Tennessee Bank National Association, a national banking association duly organized, validly existing and in good standing under the laws of the United States, with full power and authority to own, lease and operate its properties and conduct its business as currently being conducted. FTN Financial Capital Markets is duly qualified to transact business as a foreign corporation and is in good standing in each other jurisdiction in which it owns or leases property or conducts its business so as to require such qualification and in which the failure to so qualify would, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business, prospects or results of operations of FTN Financial Capital Markets.

(b) Keefe, Bruyette & Woods, Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, with full power and authority to own, lease and operate its properties and conduct its business as currently being conducted. Keefe, Bruyette & Woods, Inc. is duly qualified to transact business as a foreign corporation and is in good standing in each other jurisdiction in which it owns or leases property or conducts its business so as to require such qualification and in which the failure to so qualify would, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business, prospects or results of operations of Keefe, Bruyette & Woods, Inc.

6.2. **Power and Authority.** The Placement Agent has all requisite power and authority to enter into this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by the Placement Agent and constitutes the legal, valid and binding agreement of the Placement Agent, enforceable against the Placement Agent in accordance with its terms, subject to Bankruptcy and Equity and except as any indemnification or contribution provisions thereof may be limited under applicable securities laws.

6.3. **General Solicitation.** In the case of the offer and sale of the Capital Securities, no form of general solicitation or general advertising was used by the Placement Agent or its representatives including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

6.4. **Purchaser.** The Placement Agent has made such reasonable inquiry as is necessary to determine that the Purchaser is acquiring the Capital Securities for its own account, except as contemplated in Section 7.8 hereto, and that the Purchaser does not intend to distribute the Capital Securities in contravention of the Securities Act or any other applicable securities laws.

6.5. **Qualified Purchasers.** The Placement Agent has not offered or sold and will not arrange for the offer or sale of the Capital Securities except (i) to those the Placement Agent reasonably believes are "accredited investors" (as defined in Rule 501 of Regulation D), or (ii) in any other manner that does not require registration of the Capital Securities under the Securities Act. In connection with each such sale, the Placement Agent has taken or will take reasonable steps to ensure that the Purchaser is aware that (a) such sale is being made in reliance on an exemption under the Securities Act and (b) future transfers of the Capital Securities will not be made except in compliance with applicable securities laws.

6.6. **Offering Circulars.** Neither the Placement Agent nor its representatives will include any non-public information about the Company, the Trust or any of their affiliates in any registration statement, prospectus, offering circular or private placement memorandum used in connection with any purchase of Capital Securities without the prior written consent of the Trust and the Company.

Section 7. Covenants of the Offerors. The Offerors covenant and agree with the Placement Agents and the Purchaser as follows:

7.1. **Compliance with Representations and Warranties.** During the period from the date of this Agreement to the Closing Date, the Offerors shall use their best efforts and take all action necessary or appropriate to cause their representations and warranties contained in Section 5 hereof to be true as of the Closing Date, after giving effect to the transactions contemplated by this Agreement, as if made on and as of the Closing Date.

7.2. **Sale and Registration of Securities.** The Offerors and their Affiliates shall not nor shall any of them permit any person acting on their behalf (other than the Placement Agents), to directly or indirectly (i) sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the Securities Act) that would or could be integrated with the sale of the Capital Securities in a manner that would require the registration under the Securities Act of the Securities or (ii) make offers or sales of any such Security, or solicit offers to buy any such Security, under circumstances that would require the registration of any of such Securities under the Securities Act.

7.3. **Use of Proceeds.** The Trust shall use the proceeds from the sale of the Capital Securities to purchase the Debentures from the Company.

7.4. **Investment Company.** The Offerors shall not engage, or permit any Subsidiary to engage, in any activity which would cause it or any Subsidiary to be an "investment company" under the provisions of the Investment Company Act.

7.5. **Reimbursement of Expenses.** If the sale of the Capital Securities provided for herein is not consummated (i) because any condition set forth in Section 3 hereof is not satisfied, or (ii) because of any refusal, inability or failure on the part of the Company or the Trust to perform any agreement herein or comply with any provision hereof other than by reason of a breach by the Placement Agents, the Company shall reimburse the Placement Agents upon demand for all of their pro rata share of out-of-pocket expenses (including reasonable fees and disbursements of counsel) in an amount not to exceed $50,000.00 that shall have been incurred by them in connection with the proposed purchase and sale of the Capital Securities. Notwithstanding the foregoing, the Company shall have no obligation to reimburse the Placement Agents for their out-of-pocket expenses if the sale of the Capital Securities fails to occur because the Placement Agents fail to fulfill a condition set forth in Section 4.

7.6. **Solicitation and Advertising.** In connection with any offer or sale of any of the Securities, the Offerors shall not, nor shall either of them permit any of their Affiliates or any person acting on their behalf, other than the Placement Agents, to engage in any form of general solicitation or general advertising (as defined in Regulation D).

7.7. **Compliance with Rule 144A(d)(4) under the Securities Act.** So long as any of the Securities are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the

Securities Act, the Offerors will, during any period in which they are not subject to and in compliance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the Offerors are not exempt from such reporting requirements pursuant to and in compliance with Rule 12g3-2(b) under the Exchange Act, provide to each holder of such restricted securities and to each prospective purchaser (as designated by such holder) of such restricted securities, upon the request of such holder or prospective purchaser in connection with any proposed transfer, any information required to be provided by Rule 144A(d)(4) under the Securities Act, if applicable. This covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by such holders, from time to time of such restricted securities. The information provided by the Offerors pursuant to this Section 7.7 will not, at the date thereof, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

7.8. **Transfer Notice**. The Offerors acknowledge that the Purchaser may transfer the Capital Securities, in whole or in part, at any time and from time to time following the Closing Date by delivering the notice attached as Exhibit B to the Subscription Agreement (the "Transfer Notice"). In order to facilitate such transfer, the Company shall execute in blank five additional Capital Securities certificates, to be delivered at Closing, such certificates to be completed with the name of the transferee(s) to which the Capital Securities, in whole or in part, will be transferred upon the receipt of a Transfer Notice and authenticated by the Institutional Trustee at the time of each such transfer.

7.9. **Quarterly Reports**. Within 50 days of the end of each calendar year quarter and within 100 days of the end of each calendar year during which the Debentures are issued and outstanding and Purchaser holds any of the Capital Securities, the Offerors shall submit to Purchaser a completed quarterly report in the form attached hereto as Exhibit D as well as a copy of the applicable Regulatory Report for the Company. If the Purchaser transfers the Capital Securities as contemplated under Section 7.8, in addition to the reporting obligations of the Offerors to Purchaser provided for in this Section 7.9, the Offerors shall submit to the trustee designated in the Transfer Notice such periodic reports as may be required by such trustee in the form and at such times as such trustee may require. The Offerors acknowledge and agree that such designated trustee and its successors and assigns are third party beneficiaries of this Section 7.9.

Section 8. Covenants of the Placement Agents. The Placement Agents covenant and agree with the Offerors that, during the period from the date of this Agreement to the Closing Date, the Placement Agents shall use their best efforts and take all action necessary or appropriate to cause their representations and warranties contained in Section 6 to be true as of Closing Date, after giving effect to the transactions contemplated by this Agreement, as if made on and as of the Closing Date. The Placement Agents further covenant and agree not to engage in hedging transactions with respect to the Capital Securities unless such transactions are conducted in compliance with the Securities Act.

Section 9. Indemnification.

9.1. **Indemnification Obligation**. The Offerors shall jointly and severally indemnify and hold harmless the Placement Agents and the Purchaser and each of their respective agents, employees, officers and directors and each person that controls either of the Placement Agents or the Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and agents, employees, officers and directors or any such controlling person of either of the Placement Agents or the Purchaser (each such person or entity, an "Indemnified Party") from and against any and all losses, claims, damages, judgments, liabilities or expenses, joint or several, to which such Indemnified Party may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Offerors), insofar as such losses, claims, damages, judgments, liabilities or expenses (or actions in respect thereof) arise out of, or are based upon, or relate to, in whole or in part, (a) any untrue statement or alleged untrue statement of a material fact contained in any information (whether written or oral) or documents executed in favor of, furnished or made available to the Placement Agents or the Purchaser by the Offerors, or (b) any omission or alleged omission to state in any information (whether written or oral) or documents executed in favor of, furnished or made available to the Placement Agents or the Purchaser by the Offerors a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse each Indemnified Party for any legal and other expenses as such expenses are reasonably incurred by such Indemnified Party in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, judgments, liability, expense or action described in this Section 9.1. In addition to their other obligations under this Section 9, the Offerors hereby agree that, as an interim measure during the pendency of any claim, action, investigation, inquiry or other proceeding arising out of, or based upon, or related to the matters described above in this Section 9.1, they shall reimburse each Indemnified Party on a quarterly basis for all reasonable legal or other expenses incurred in connection with investigating or defending any such claim, action, investigation, inquiry or other proceeding, notwithstanding the absence of a judicial determination as to the propriety and enforceability of the possibility that such payments might later be held to have been improper by a court of competent jurisdiction. To the extent that any such interim reimbursement payment is so held to have been improper, each Indemnified Party shall promptly return such amounts to the Offerors together with interest, determined on the basis of the prime rate (or other commercial lending rate for borrowers of the highest credit standing) announced from time to time by First Tennessee Bank National Association (the "Prime Rate"). Any such interim reimbursement payments which are not made to an Indemnified Party within 30 days of a request for reimbursement shall bear interest at the Prime Rate from the date of such request.

9.2. **<u>Conduct of Indemnification Proceedings</u>.** Promptly after receipt by an Indemnified Party under this Section 9 of notice of the commencement of any action, such Indemnified Party shall, if a claim in respect thereof is to be made against the Offerors under this Section 9, notify the Offerors in writing of the commencement thereof; but, subject to Section 9.4, the omission to so notify the Offerors shall not relieve them from any liability pursuant to Section 9.1 which the Offerors may have to any Indemnified Party unless and to the extent that the Offerors did not otherwise learn of such action and such failure by the Indemnified Party results in the forfeiture by the Offerors of substantial rights and defenses. In case any such action is brought against any Indemnified Party and such Indemnified Party seeks or intends to seek indemnity from the Offerors, the Offerors shall be entitled to participate in, and, to the extent that they may wish, to assume the defense thereof with counsel reasonably satisfactory to such Indemnified Party; <u>provided</u>, <u>however</u>, if the defendants in any such action include both the Indemnified Party and the Offerors and the Indemnified Party shall have reasonably concluded that there may be a conflict between the positions of the Offerors and the Indemnified Party in conducting the defense of any such action or that there may be legal defenses available to it and/or other Indemnified Parties which are different from or additional to those available to the Offerors, the Indemnified Party shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Party. Upon receipt of notice from the Offerors to such Indemnified Party of their election to so assume the defense of such action and approval by the Indemnified Party of counsel, the Offerors shall not be liable to such Indemnified Party under this Section 9 for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof unless (i) the Indemnified Party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso in the preceding sentence (it being understood, however, that the Offerors shall not be liable for the expenses of more than one separate counsel representing the Indemnified Parties who are parties to such action), or (ii) the Offerors shall not have employed counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified

Party within a reasonable time after notice of commencement of the action, in each of which cases the fees and expenses of counsel of such Indemnified Party shall be at the expense of the Offerors.

9.3. **Contribution.** If the indemnification provided for in this Section 9 is required by its terms, but is for any reason held to be unavailable to or otherwise insufficient to hold harmless an Indemnified Party under Section 9.1 in respect of any losses, claims, damages, liabilities or expenses referred to herein or therein, then the Offerors shall contribute to the amount paid or payable by such Indemnified Party as a result of any losses, claims, damages, judgments, liabilities or expenses referred to herein (i) in such proportion as is appropriate to reflect the relative benefits received by the Offerors, on the one hand, and the Indemnified Party, on the other hand, from the offering of such Capital Securities, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Offerors, on the one hand, and the Placement Agents, on the other hand, in connection with the statements or omissions or inaccuracies in the representations and warranties herein or other breaches which resulted in such losses, claims, damages, judgments, liabilities or expenses, as well as any other relevant equitable considerations. The respective relative benefits received by the Offerors, on the one hand, and the Placement Agents, on the other hand, shall be deemed to be in the same proportion, in the case of the Offerors, as the total price paid to the Offerors for the Capital Securities sold by the Offerors to the Purchaser (net of the compensation paid to the Placement Agents hereunder, but before deducting expenses), and in the case of the Placement Agents, as the compensation received by them, bears to the total of such amounts paid to the Offerors and received by the Placement Agents as compensation. The relative fault of the Offerors and the Placement Agents shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or the omission or alleged omission of a material fact or the inaccurate or the alleged inaccurate representation and/or warranty relates to information supplied by the Offerors or the Placement Agents and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The provisions set forth in Section 9.2 with respect to notice of commencement of any action shall apply if a claim for contribution is made under this Section 9.3; provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 9.2 for purposes of indemnification. The Offerors and the Placement Agents agree that it would not be just and equitable if contribution pursuant to this Section 9.3 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 9.3. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, judgments, liabilities or expenses referred to in this Section 9.3 shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. In no event shall the liability of the Placement Agents hereunder be greater in amount than the dollar amount of the compensation (net of payment of all expenses) received by the Placement Agents upon the sale of the Capital Securities giving rise to such obligation. No person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not found guilty of such fraudulent misrepresentation.

9.4. **Additional Remedies.** The indemnity and contribution agreements contained in this Section 9 are in addition to any liability that the Offerors may otherwise have to any Indemnified Party.

9.5. **Additional Indemnification.** The Company shall indemnify and hold harmless the Trust against all loss, liability, claim, damage and expense whatsoever, as due from the Trust under Sections 9.1 through 9.4 hereof.

Section 10. Rights and Responsibilities of Placement Agents.

10.1. Reliance. In performing their duties under this Agreement, the Placement Agents shall be entitled to rely upon any notice, signature or writing which they shall in good faith believe to be genuine and to be signed or presented by a proper party or parties. The Placement Agents may rely upon any opinions or certificates or other documents delivered by the Offerors or their counsel or designees to either the Placement Agents or the Purchaser.

10.2. Rights of Placement Agents. In connection with the performance of their duties under this Agreement, the Placement Agents shall not be liable for any error of judgment or any action taken or omitted to be taken unless the Placement Agents were grossly negligent or engaged in willful misconduct in connection with such performance or non-performance. No provision of this Agreement shall require the Placement Agents to expend or risk their own funds or otherwise incur any financial liability on behalf of the Purchaser in connection with the performance of any of their duties hereunder. The Placement Agents shall be under no obligation to exercise any of the rights or powers vested in them by this Agreement.

Section 11. Miscellaneous.

11.1. Disclosure Schedule. The term "Disclosure Schedule," as used herein, means the schedule, if any, attached to this Agreement that sets forth items the disclosure of which is necessary or appropriate as an exception to one or more representations or warranties contained in Section 5 hereof; provided, that any item set forth in the Disclosure Schedule as an exception to a representation or warranty shall be deemed an admission by the Offerors that such item represents an exception, fact, event or circumstance that is reasonably likely to result in a Material Adverse Effect. The Disclosure Schedule shall be arranged in paragraphs corresponding to the section numbers contained in Section 5. Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the immediately preceding sentence, the mere listing (or inclusion of a copy) of a document or other item in the Disclosure Schedule shall not be deemed adequate to disclose an exception to a representation or warranty made herein unless the representation or warranty has to do with the existence of the document or other item itself. Information provided by the Company in response to any due diligence questionnaire shall not be deemed part of the Disclosure Schedule and shall not be deemed to be an exception to one or more representations or warranties contained in Section 5 hereof unless such information is specifically included on the Disclosure Schedule in accordance with the provisions of this Section 11.1.

11.2. Legal Expenses. At Closing, the Placement Agents shall provide a credit for the Offerors' transaction-related legal expenses in the amount of $10,000.00.

11.3. Non-Disclosure. Except as required by applicable law, including without limitation securities laws and regulations promulgated thereunder, (i) the Offerors shall not, and will cause their advisors and representatives not to, issue any press release or other public statement regarding the transactions contemplated by this Agreement or the Operative Documents prior to or on the Closing Date and (ii) following the Closing Date, the Offerors shall not include in any press release, other public statement or other communication regarding the transactions contemplated by this Agreement or the Operative Documents, any reference to the Placement Agents, U.S. Bank, the Purchaser, the term "PreTS" or any derivations thereof, or the terms and conditions of this Agreement or the Operative Documents. Notwithstanding anything to the contrary, the Offerors may (1) consult any tax advisor regarding U.S. federal income tax treatment or tax structure of the transaction contemplated under this Agreement and the Operative Documents and (2) disclose to any and all persons, without limitation of any kind, the U.S. Federal income tax structure (in each case, within the meaning of Treasury Regulation

§ 1.6011-4) of the transaction contemplated under this Agreement and the Operative Documents and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For this purpose, "tax structure" is limited to any facts relevant to the U.S. federal income tax treatment of the transaction and does not include information relating to identity of the parties.

11.4. Notices. Prior to the Closing, and thereafter with respect to matters pertaining to this Agreement only, all notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, first-class mail, telex, telecopier or overnight air courier guaranteeing next day delivery:

if to the Placement Agents, to:

FTN Financial Capital Markets
845 Crossover Lane, Suite 150
Memphis, Tennessee 38117
Telecopier: 901-435-4706
Telephone: 800-456-5460
Attention: James D. Wingett

and

Keefe, Bruyette & Woods, Inc.
787 7th Avenue
4th Floor
New York, New York 10019
Telecopier: 212-403-2000
Telephone: 212-403-1004
Attention: Mitchell Kleinman, General Counsel

with a copy to:

Lewis, Rice & Fingersh, L.C.
500 North Broadway, Suite 2000
St. Louis, Missouri 63102
Telecopier: 314-241-6056
Telephone: 314-444-7600
Attention: Thomas C. Erb, Esq.

and

Sidley Austin Brown & Wood LLP
787 7th Avenue
New York, New York 10019
Telecopier: 212-839-5599
Telephone: 212-839-5300
Attention: Renwick Martin, Esq.

if to the Offerors, to:

Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212-3722
Telecopier: 503-287-0447
Telephone: 503-288-8495
Attention: Neal T. McLaughlin

with a copy to:

Foster Pepper Tooze LLP
15th Floor, 101 S.W. Main Street
Portland, Oregon 97204
Telecopier: 503-221-0607
Telephone: 503-221-1512
Attention: Gordon E. Crim, Esq.

All such notices and communications shall be deemed to have been duly given (i) at the time delivered by hand, if personally delivered, (ii) five business days after being deposited in the mail, postage prepaid, if mailed, (iii) when answered back, if telexed, (iv) the next business day after being telecopied, or (v) the next business day after timely delivery to a courier, if sent by overnight air courier guaranteeing next day delivery. From and after the Closing, the foregoing notice provisions shall be superseded by any notice provisions of the Operative Documents under which notice is given. The Placement Agents, the Company, and their respective counsel, may change their respective notice addresses from time to time by written notice to all of the foregoing persons.

11.5. Parties in Interest, Successors and Assigns. Except as expressly set forth herein, this Agreement is made solely for the benefit of the Placement Agents, the Purchaser and the Offerors and any person controlling the Placement Agents, the Purchaser or the Offerors and their respective successors and assigns; and no other person shall acquire or have any right under or by virtue of this Agreement. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties.

11.6. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

11.7. Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

11.8. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AND NOT THE LAWS PERTAINING TO CONFLICTS OF LAWS) OF THE STATE OF NEW YORK.

11.9. Entire Agreement. This Agreement, together with the Operative Documents and the other documents delivered in connection with the transactions contemplated by this Agreement, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, together with the Operative Documents and the other documents delivered in connection with the transaction contemplated by this

Agreement, supersedes all prior agreements and understandings between the parties with respect to such subject matter.

11.10. <u>Severability</u>. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected, it being intended that all of the Placement Agents' and the Purchaser's rights and privileges shall be enforceable to the fullest extent permitted by law.

11.11. <u>Survival</u>. The Placement Agents and the Offerors, respectively, agree that the representations, warranties and agreements made by each of them in this Agreement and in any certificate or other instrument delivered pursuant hereto shall remain in full force and effect and shall survive the delivery of, and payment for, the Capital Securities.

Signatures appear on the following page

If this Agreement is satisfactory to you, please so indicate by signing the acceptance of this Agreement and deliver such counterpart to the Offerors whereupon this Agreement will become binding between us in accordance with its terms.

Very truly yours,

ALBINA COMMUNITY BANCORP

By: [signature]
Name: ROBERT L. McKEAN
Title: President & CEO

ALBINA STATUTORY TRUST II

By: [signature]
Name: NEAL T. McLAUGHLIN
Title: Administrator

CONFIRMED AND ACCEPTED,
as of the date first set forth above

FTN FINANCIAL CAPITAL MARKETS,
a division of First Tennessee Bank National Association,
as a Placement Agent

By:______________________________________
Name:_____________________________________
Title:______________________________________

KEEFE, BRUYETTE & WOODS, INC.,
a New York corporation, as a Placement Agent

By: _____________________________________
Name:_____________________________________
Title:______________________________________

If this Agreement is satisfactory to you, please so indicate by signing the acceptance of this Agreement and deliver such counterpart to the Offerors whereupon this Agreement will become binding between us in accordance with its terms.

Very truly yours,

ALBINA COMMUNITY BANCORP

By:____________________
Name:____________________
Title:____________________

ALBINA STATUTORY TRUST II

By:____________________
Name:____________________
Title: Administrator

CONFIRMED AND ACCEPTED,
as of the date first set forth above

FTN FINANCIAL CAPITAL MARKETS,
a division of First Tennessee Bank National Association,
as a Placement Agent

By: [signature]
Name: JAMES D. [illegible]
Title: SENIOR VICE PRESIDENT

KEEFE, BRUYETTE & WOODS, INC.,
a New York corporation, as a Placement Agent

By: ____________________
Name:____________________
Title:____________________

If this Agreement is satisfactory to you, please so indicate by signing the acceptance of this Agreement and deliver such counterpart to the Offerors whereupon this Agreement will become binding between us in accordance with its terms.

Very truly yours,

ALBINA COMMUNITY BANCORP

By:____________________
Name:____________________
Title:____________________

ALBINA STATUTORY TRUST II

By:____________________
Name:____________________
Title: Administrator

CONFIRMED AND ACCEPTED,
as of the date first set forth above

FTN FINANCIAL CAPITAL MARKETS,
a division of First Tennessee Bank National Association,
as a Placement Agent

By:____________________
Name:____________________
Title:____________________

KEEFE, BRUYETTE & WOODS, INC.,
a New York corporation, as a Placement Agent

By: ____________________
Name: Peter J. Wirth
Title: Managing Director

EXHIBIT A

FORM OF SUBSCRIPTION AGREEMENT

ALBINA STATUTORY TRUST II
ALBINA COMMUNITY BANCORP

SUBSCRIPTION AGREEMENT

May 7, 2004

THIS SUBSCRIPTION AGREEMENT (this "Agreement") made among Albina Statutory Trust II (the "Trust"), a statutory trust created under the Connecticut Statutory Trust Act (Chapter 615 of Title 34 of the Connecticut General Statutes, Section 500, *et seq.*), Albina Community Bancorp, an Oregon corporation, with its principal offices located at 2002 NE Martin Luther King, Jr. Boulevard, Portland, Oregon 97212-3722 (the "Company" and, collectively with the Trust, the "Offerors"), and First Tennessee Bank National Association (the "Purchaser").

RECITALS:

A. The Trust desires to issue 2,000 of its Floating Rate Capital Securities (the "Capital Securities"), liquidation amount $1,000.00 per Capital Security, representing an undivided beneficial interest in the assets of the Trust (the "Offering"), to be issued pursuant to an Amended and Restated Declaration of Trust (the "Declaration") by and among the Company, U.S. Bank National Association ("U.S. Bank"), the administrators named therein, and the holders (as defined therein), which Capital Securities are to be guaranteed by the Company with respect to distributions and payments upon liquidation, redemption and otherwise pursuant to the terms of a Guarantee Agreement between the Company and U.S. Bank, as trustee (the "Guarantee"); and

B. The proceeds from the sale of the Capital Securities will be combined with the proceeds from the sale by the Trust to the Company of its common securities, and will be used by the Trust to purchase an equivalent amount of Floating Rate Junior Subordinated Deferrable Interest Debentures of the Company (the "Debentures") to be issued by the Company pursuant to an indenture to be executed by the Company and U.S. Bank, as trustee (the "Indenture"); and

C. In consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF CAPITAL SECURITIES

1.1. Upon the execution of this Agreement, the Purchaser hereby agrees to purchase from the Trust 2,000 Capital Securities at a price equal to $1,000.00 per Capital Security (the "Purchase Price") and the Trust agrees to sell such Capital Securities to the Purchaser for said Purchase Price. The rights and preferences of the Capital Securities are set forth in the Declaration. The Purchase Price is payable in immediately available funds on May 7, 2004, or such other business day as may be designated by the Purchaser, but in no event later than May 14, 2004 (the "Closing Date"). The Offerors shall provide the Purchaser wire transfer instructions no later than 1 day following the date hereof.

1.2. As a condition to its purchase of the Capital Securities, Purchaser shall enter into the Custodian Agreement, the form of which is attached hereto as Exhibit A (the "Custodian Agreement") and, in accordance therewith, the certificate for the Capital Securities shall be delivered by the Trust on the Closing Date to the custodian in accordance with the Custodian Agreement. Purchaser shall not transfer the Capital Securities to any person or entity except in accordance with the terms of the Custodian Agreement.

1.3. The Placement Agreement, dated May 6, 2004 (the "Placement Agreement"), among the Offerors and the placement agents identified therein (the "Placement Agents") includes certain representations and warranties, covenants and conditions to closing and certain other matters governing the Offering. The Placement Agreement is hereby incorporated by reference into this Agreement and the Purchaser shall be entitled to each of the benefits of the Placement Agents and the Purchaser under the Placement Agreement and shall be entitled to enforce the obligations of the Offerors under such Placement Agreement as fully as if the Purchaser were a party to such Placement Agreement.

1.4. Anything herein or in the Placement Agreement notwithstanding, the Offerors acknowledge and agree that, so long as Purchaser holds some or all of the Capital Securities, the Purchaser may in its discretion from time to time transfer or sell, or sell or grant participation interests in, some or all of such Capital Securities to one or more parties, provided that any such transaction complies, as applicable, with the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") and any other applicable securities laws, is pursuant to an exemption therefrom, or is otherwise not subject thereto.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PURCHASER

2.1. The Purchaser understands and acknowledges that none of the Capital Securities, the Debentures nor the Guarantee have been registered under the Securities Act or any other applicable securities law, are being offered for sale by the Trust in transactions not requiring registration under the Securities Act, and may not be offered, sold, pledged or otherwise transferred by the Purchaser except in compliance with the registration requirements of the Securities Act or any other applicable securities laws, pursuant to an exemption therefrom or in a transaction not subject thereto.

2.2. The Purchaser represents and warrants that, except as contemplated under Section 1.4 hereof, it is purchasing the Capital Securities for its own account, for investment, and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws, subject to any requirement of law that the disposition of its property be at all times within its control and subject to its ability to resell such Capital Securities pursuant to an effective registration statement under the Securities Act or under Rule 144A or any other exemption from registration available under the Securities Act or any other applicable securities law.

2.3. The Purchaser represents and warrants that neither the Offerors nor the Placement Agents are acting as a fiduciary or financial or investment adviser for the Purchaser.

2.4. The Purchaser represents and warrants that it is not relying (for purposes of making any investment decision or otherwise) upon any advice, counsel or representations (whether written or oral) of the Offerors or of the Placement Agents.

2.5. The Purchaser represents and warrants that (a) it has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisers in connection herewith to the extent it has deemed necessary, (b) it has had a reasonable opportunity to ask questions of and receive answers from officers and representatives of the Offerors concerning their respective financial condition and results of operations and the purchase of the Capital Securities, and any such questions have been answered to its satisfaction, (c) it has had the opportunity to review all publicly available records and filings concerning the Offerors and it has carefully reviewed such records and filings that it considers relevant to making an investment decision, and (d) it has made its own investment decisions based upon its own judgment, due diligence and advice from such advisers as it has deemed necessary and not upon any view expressed by the Offerors or the Placement Agents.

2.6. The Purchaser represents and warrants that it is a "qualified institutional buyer" as defined under Rule 144A under the Securities Act. If the Purchaser is a dealer of the type described in paragraph (a)(1)(ii) of Rule 144A under the Securities Act, it owns and invests on a discretionary basis not less than U.S. $25,000,000.00 in securities of issuers that are not affiliated with it. The Purchaser is not a participant-directed employee plan, such as a 401(k) plan, or any other type of plan referred to in paragraph (a)(1)(i)(D) or (a)(1)(i)(E) of Rule 144A, or a trust fund referred to in paragraph (a)(1)(i)(F) of Rule 144A that holds the assets of such a plan, unless investment decisions with respect to the plan are made solely by the fiduciary, trustee or sponsor of such plan.

2.7. The Purchaser represents and warrants that on each day from the date on which it acquires the Capital Securities through and including the date on which it disposes of its interests in the Capital Securities, either (i) it is not (a) an "employee benefit plan" (as defined in Section 3(3) of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA")) which is subject to the provisions of Part 4 of Subtitle B of Title I of ERISA, or any entity whose underlying assets include the assets of any such plan (an "ERISA Plan"), (b) any other "plan" (as defined in Section 4975(e)(1) of the United States Internal Revenue Code of 1986, as amended (the "Code")) which is subject to the provisions of Section 4975 of the Code or any entity whose underlying assets include the assets of any such plan (a "Plan"), (c) an entity whose underlying assets include the assets of any such ERISA Plan or other Plan by reason of Department of Labor regulation section 2510.3-101 or otherwise, or (d) a governmental or church plan that is subject to any federal, state or local law which is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (a "Similar Law"); or (ii) the purchase, holding and disposition of the Capital Securities by it will satisfy the requirements for exemptive relief under Prohibited Transaction Class Exemption ("PTCE") 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60, PTCE 96-23 or a similar exemption, or, in the case of a plan subject to a Similar Law, will not result in a non-exempt violation of such Similar Law.

2.8. The Purchaser represents and warrants that it is acquiring the Capital Securities as principal for its own account for investment and, except as contemplated under Section 1.4 hereof, not for sale in connection with any distribution thereof. It was not formed solely for the purpose of investing in the Capital Securities, and additional capital or similar contributions were not specifically solicited from any person owning a beneficial interest in it for the purpose of enabling it to purchase any Capital Securities. The Purchaser is not a (i) partnership, (ii) common trust fund or (iii) special trust, pension, profit sharing or other retirement trust fund or plan in which the partners, beneficiaries or participants, as applicable, may designate the particular investments to be made or the allocation of any investment among such partners, beneficiaries or participants, and except as contemplated under Section 1.4 hereof, it agrees that it shall not hold the Capital Securities for the benefit of any other person and shall be the sole beneficial owner thereof for all purposes and that it shall not sell participation interests in the Capital Securities or enter into any other arrangement pursuant to which any other person shall be entitled to a beneficial interest in the distribution on the Capital Securities. The Capital Securities purchased directly or indirectly by the Purchaser constitute an investment of no more than 40% of its assets. The Purchaser understands and agrees that any purported transfer of the Capital Securities to a purchaser which would cause the representations and warranties of Section 2.6 and this Section 2.8 to be inaccurate shall be null and void *ab initio* and the Offerors retain the right to resell any Capital Securities sold to non-permitted transferees.

2.9. The Purchaser represents and warrants that it has full power and authority to execute and deliver this Agreement, to make the representations and warranties specified herein, and to consummate the transactions contemplated herein and it has full right and power to subscribe for Capital Securities and perform its obligations pursuant to this Agreement.

2.10. The Purchaser represents and warrants that no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any governmental body, agency or court having jurisdiction over the Purchaser, other than those that have been made or obtained, is necessary or required for the performance by the Purchaser of its obligations under this Agreement or to consummate the transactions contemplated herein.

2.11. The Purchaser represents and warrants that this Agreement has been duly authorized, executed and delivered by the Purchaser.

2.12. The Purchaser understands and acknowledges that the Company will rely upon the truth and accuracy of the foregoing acknowledgments, representations, warranties and agreements and agrees that, if any of the acknowledgments, representations, warranties or agreements deemed to have been made by it by its purchase of the Capital Securities are no longer accurate, it shall promptly notify the Company.

2.13. The Purchaser understands that no public market exists for any of the Capital Securities, and that it is unlikely that a public market will ever exist for the Capital Securities.

ARTICLE III

MISCELLANEOUS

3.1. Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, international courier or delivered by hand against written receipt therefor, or by facsimile transmission and confirmed by telephone, to the following addresses, or such other address as may be furnished to the other parties as herein provided:

To the Offerors:	Albina Community Bancorp 2002 NE Martin Luther King, Jr. Boulevard Portland, Oregon 97212-3722 Attention: Neal T. McLaughlin Fax: 503-287-0447
To the Purchaser:	First Tennessee Bank National Association 845 Crossover Lane, Suite 150 Memphis, Tennessee 38117 Attention: David Work Fax: 901-435-7983

Unless otherwise expressly provided herein, notices shall be deemed to have been given on the date of mailing, except notice of change of address, which shall be deemed to have been given when received.

3.2. This Agreement shall not be changed, modified or amended except by a writing signed by the parties to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

3.3. Upon the execution and delivery of this Agreement by the Purchaser, this Agreement shall become a binding obligation of the Purchaser with respect to the purchase of Capital Securities as herein provided.

3.4. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT ALL THE TERMS AND PROVISIONS HEREOF SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

3.5. The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

3.6. This Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

3.7 In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected, it being intended that all of the Offerors' and the Purchaser's rights and privileges shall be enforceable to the fullest extent permitted by law.

Signatures appear on the following page

IN WITNESS WHEREOF, this Agreement is agreed to and accepted as of the day and year first written above.

FIRST TENNESSEE BANK NATIONAL ASSOCIATION

By:______________________________
Print Name: ________________________
Title: ____________________________

ALBINA COMMUNITY BANCORP

By:______________________________

Name:____________________________

Title:_____________________________

ALBINA STATUTORY TRUST II

By:______________________________

Name:____________________________

Title: Administrator

EXHIBIT A TO SUBSCRIPTION AGREEMENT

FORM OF CUSTODIAN AGREEMENT

This Custodian Agreement (this "Agreement") is made and entered into as of May 7, 2004 by and among Albina Community Bancorp, an Oregon corporation (the "Company"), First Tennessee Bank National Association, a national banking association (the "Purchaser" and, together with the Company, the "Interested Parties") and U.S. Bank National Association, a national banking association (the "Custodian").

RECITALS

A. The Purchaser intends to purchase from Albina Statutory Trust II, a Connecticut statutory trust (the "Trust"), $2,000,000.00 aggregate liquidation amount of the Trust's Floating Rate Capital Securities (the "Capital Securities").

B. In order to facilitate any future transfer of all or any portion of the Capital Securities by the Purchaser, the Interested Parties intend to provide for the custody of the Capital Securities and certain other securities on the terms set forth herein.

C. The Custodian is willing to hold and administer such securities and to distribute the securities held by it in accordance with the agreement of the Interested Parties and/or arbitral or judicial orders and decrees as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants herein contained and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged by the parties by their execution hereof), the parties agree as follows:

1. Delivery of Securities. On or before the date hereof:

(a) The Company shall deliver to the Custodian a signed, authenticated Capital Securities certificate, with the Purchaser designated as owner thereof (the "Original Securities"). The Custodian shall have no responsibility for the genuineness, validity, market value, title or sufficiency for any intended purpose of the Original Securities.

(b) The Company shall deliver to the Custodian five signed, unauthenticated and undated Capital Securities certificates with no holder designated (the "Replacement Securities"). The Custodian shall have no responsibility for the genuineness, validity, market value, title or sufficiency for any intended purpose of the Replacement Securities.

2. Timing of Release from Custody.

(a) Upon receipt of a signed transfer notice in the form of Exhibit A to be delivered in connection with the Purchaser's transfer of all or any portion of the Capital Securities, on the effective date set forth in such transfer notice, the Custodian shall:

(i) Deliver the Original Securities certificate to U.S. Bank National Association, as Institutional Trustee (the "Trustee") under the Amended and Restated Declaration of Trust, dated as of the date hereof, among the Trustee, the Company and the administrators named therein (the "Declaration") for the purpose of canceling the Original Securities certificate in accordance with the terms of the Declaration; and

(ii) Deliver the Replacement Securities certificate(s) in the amount designated in and in accordance with the transfer notice for the purpose of completing and authenticating the Replacement Securities certificate(s) in accordance with the terms of the Declaration.

This Agreement shall terminate and the Custodian and the Interested Parties shall be released from all obligations hereunder in the event Purchaser no longer owns any of the Capital Securities.

3. Concerning the Custodian.

(a) Each Interested Party acknowledges and agrees that the Custodian (i) shall not be responsible for any of the agreements referred to or described herein (including without limitation the Declaration), or for determining or compelling compliance therewith, and shall not otherwise be bound thereby, (ii) shall be obligated only for the performance of such duties as are expressly and specifically set forth in this Agreement on its part to be performed, each of which are ministerial (and shall not be construed to be fiduciary) in nature, and no implied duties or obligations of any kind shall be read into this Agreement against or on the part of the Custodian, (iii) shall not be obligated to take any legal or other action hereunder which might in its judgment involve or cause it to incur any expense or liability unless it shall have been furnished with acceptable indemnification, (iv) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction, instrument, statement, certificate, request or other document furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper person, and shall have no responsibility for determining the accuracy thereof, and (v) may consult counsel satisfactory to it, including in-house counsel, and the opinion or advice of such counsel in any instance shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or advice of such counsel.

(b) The Custodian shall not be liable to anyone for any action taken or omitted to be taken by it hereunder except in the case of the Custodian's negligence or willful misconduct in breach of the terms of this Agreement. In no event shall the Custodian be liable for indirect, punitive, special or consequential damage or loss (including but not limited to lost profits) whatsoever, even if the Custodian has been informed of the likelihood of such loss or damage and regardless of the form of action.

(c) The Custodian shall have no more or less responsibility or liability on account of any action or omission of any book-entry depository, securities intermediary or other subcustodian employed by the Custodian than any such book-entry depository, securities intermediary or other subcustodian has to the Custodian, except to the extent that such action or omission of any book-entry depository, securities intermediary or other subcustodian was caused by the Custodian's own negligence, bad faith or willful misconduct in breach of this Agreement.

(d) The recitals contained herein shall be taken as the statements of the Company, and the Custodian assumes no responsibility for the correctness of the same. The Custodian makes no representations as to the validity or sufficiency of this Agreement or the Capital Securities. The Custodian shall not be accountable for the use or application by the Company of any Capital Securities or the proceeds of any Capital Securities.

4. Compensation, Expense Reimbursement and Indemnification.

(a) The Custodian hereby waives its customary fees for services rendered hereunder.

(b) Each of the Interested Parties agrees, jointly and severally, to reimburse the Custodian on demand for all costs and expenses incurred in connection with the administration of this Agreement or the performance or observance of its duties hereunder which are in excess of its customary compensation for normal services hereunder, including without limitation, payment of any legal fees and expenses incurred by the Custodian in connection with resolution of any claim by any party hereunder.

(c) Each of the Interested Parties covenants and agrees, jointly and severally, to indemnify the Custodian (and its directors, officers and employees) and hold it (and such directors, officers and employees) harmless from and against any loss, liability, damage, cost and expense of any nature incurred by the Custodian arising out of or in connection with this Agreement or with the administration of its duties hereunder, including but not limited to attorney's fees and other costs and expenses of defending or preparing to defend against any claim of liability unless and except to the extent such loss, liability, damage, cost and expense shall be caused by the Custodian's negligence, bad faith, or willful misconduct. The provisions in this paragraph 4 shall survive the expiration of this Agreement.

5. Voting Rights. The Custodian shall be under no obligation to preserve, protect or exercise rights in the Original Securities, and shall be responsible only for reasonable measures to maintain the physical safekeeping thereof, and otherwise to perform and observe such duties on its part as are expressly set forth in this Agreement. The Custodian shall not be responsible for forwarding to any Party, notifying any Party with respect to, or taking any action with respect to, any notice, solicitation or other document or information, written or otherwise, received from an issuer or other person with respect to the Original Securities, including but not limited to, proxy material, tenders, options, the pendency of calls and maturities and expiration of rights.

6. Resignation. The Custodian may at any time resign as Custodian hereunder by giving thirty (30) days' prior written notice of resignation to each of the Interested Parties. Prior to the effective date of the resignation as specified in such notice, the Interested Parties will issue to the Custodian a written instruction authorizing redelivery of the Original Securities and the Replacement Securities to a bank or trust company that they select as successor to the Custodian hereunder. If, however, the Interested Parties shall fail to name such a successor custodian within twenty days after the notice of resignation from the Custodian, the Purchaser shall be entitled to name such successor custodian. If no successor custodian is named by the Interested Parties or the Purchaser, the Custodian may apply to a court of competent jurisdiction for appointment of a successor custodian.

7. Dispute Resolution. It is understood and agreed that should any dispute arise with respect to the delivery, ownership, right of possession, and/or disposition of the Original Securities or the Replacement Securities, or should any claim be made upon the Custodian, the Original Securities or the Replacement Securities by a third party, the Custodian upon receipt of notice of such dispute or claim is authorized and shall be entitled (at its sole option and election) to retain in its possession without liability to anyone, all or any of said Original Securities and Replacement Securities until such dispute shall have been settled either by the mutual written agreement of the parties involved or by a final order, decree or judgment of a court in the United States of America, the time for perfection of an appeal of such order, decree or judgment having expired. The Custodian may, but shall be under no duty whatsoever to, institute or defend any legal proceedings which relate to the Original Securities and Replacement Securities.

8. Consent to Jurisdiction and Service. Each of the Interested Parties hereby absolutely and irrevocably consents and submits to the jurisdiction of the courts in the Commonwealth of Massachusetts and of any Federal court located in said Commonwealth in connection with any actions or proceedings brought against any of the Interested Parties (or each of them) by the Custodian arising out of or relating

to this Agreement. In any such action or proceeding, the Interested Parties each hereby absolutely and irrevocably (i) waives any objection to jurisdiction or venue, (ii) waives personal service of any summons, complaint, declaration or other process, and (iii) agrees that the service thereof may be made by certified or registered first-class mail directed to such party, as the case may be, at their respective addresses in accordance with paragraph 10 hereof.

9. Force Majeure. The Custodian shall not be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

10. Notices.

(a) Any notice permitted or required hereunder shall be in writing, and shall be sent by personal delivery, overnight delivery by a recognized courier or delivery service, mailed by registered or certified mail, return receipt requested, postage prepaid, or by confirmed facsimile accompanied by mailing of the original on the same day by first class mail, postage prepaid, in each case the parties at their address set forth below (or to such other address as any such party may hereafter designate by written notice to the other parties).

If to the Company:

Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212-3722
Attention: Neal T. McLaughlin

If to the Purchaser:

First Tennessee Bank National Association
845 Crossover Lane, Suite 150
Memphis, Tennessee 38117
Attention: David Work

If to the Custodian:

U.S. Bank National Association
1 Federal Street – 3rd Floor
Boston, Massachusetts 02110
Attention: Corporate Trust Services Division
Attention: Paul D. Allen
Fax: 617-603-6665

11. Miscellaneous.

(a) Binding Effect. This Agreement shall be binding upon the respective parties hereto and their heirs, executors, successors and assigns.

(b) Modifications. This Agreement may not be altered or modified without the express written consent of the parties hereto. No course of conduct shall constitute a waiver of any of the terms and conditions of this Agreement, unless such waiver is specified in writing, and then only to the extent so specified. A waiver of any of the terms and conditions of this Agreement on one occasion shall not constitute a waiver of the other terms of this Agreement, or of such terms and conditions on any other occasion.

(c) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts.

(d) Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, and (b) certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process. The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

(e) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

signatures appear on the following page

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day first above written.

U.S. BANK NATIONAL ASSOCIATION

By:______________________________
Print Name:__________________________
Title:______________________________

ALBINA COMMUNITY BANCORP

By:______________________________
Print Name:__________________________
Title:______________________________

FIRST TENNESSEE BANK NATIONAL ASSOCIATION

By:______________________________
Print Name:__________________________
Title:______________________________

EXHIBIT B TO SUBSCRIPTION AGREEMENT

FORM OF TRANSFER NOTICE

[DATE]

U.S. Bank National Association
1 Federal Street – 3rd Floor
Boston, Massachusetts 02110
Attention: Corporate Trust Services Division
Attention: Paul D. Allen

Dear Mr. Allen:

The undersigned hereby notifies you of the transfer of [________] of the Capital Securities of Albina Statutory Trust II, such transfer to be effective on [DATE OF TRANSFER]. In accordance with Section 7.9 of the Placement Agreement dated May 6, 2004 between the Offerors and the placement agents named therein (the "Placement Agreement"), periodic reports shall be delivered to [_______________] on each March 17, June 17, September 17 and December 17 during the term of the Capital Securities, commencing [___________], in the form attached thereto. Capitalized terms used in this notice and not otherwise defined shall have the meanings ascribed to such terms in the Placement Agreement.

The undersigned hereby instructs you as Custodian to deliver the Original Securities certificate to U.S. Bank National Association, as Institutional Trustee (the "Trustee") under the Amended and Restated Trust Agreement dated May 7, 2004 among the Trustee, Albina Community Bancorp and the administrative trustees named therein (the "Trust Agreement") for cancellation in accordance with the terms of the Trust Agreement and to deliver the Replacement Securities certificate to the Trustee for authentication in accordance with the terms of the Trust Agreement.

By copy of this notice, the Institutional Trustee is hereby instructed to make the Replacement Securities certificate registered to [NAME, ADDRESS AND IDENTITY OF TRANSFEREE] in the liquidation amount of [_________] and to authenticate and deliver the Replacement Securities certificate to [_____________].

FIRST TENNESSEE BANK NATIONAL ASSOCIATION

By:_________________________________
Name:_______________________________
Title:________________________________

cc: Albina Community Bancorp
U.S. Bank National Association, as Trustee

EXHIBIT B-1

FORM OF COMPANY COUNSEL OPINION

May 7, 2004

First Tennessee Bank National Association
845 Crossover Lane, Suite 150
Memphis, Tennessee 38117

FTN Financial Capital Markets
845 Crossover Lane, Suite 150
Memphis, Tennessee 38117

Keefe, Bruyette & Woods, Inc.
787 7th Avenue, 4th Floor
New York, New York 10019

Ladies and Gentlemen:

We have acted as counsel to Albina Community Bancorp (the "Company"), an Oregon corporation in connection with a certain Placement Agreement, dated May 6, 2004, (the "Placement Agreement"), between the Company and Albina Statutory Trust II (the "Trust"), on one hand, and FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc. (the "Placement Agents"), on the other hand. Pursuant to the Placement Agreement, and subject to the terms and conditions stated therein, the Trust will issue and sell to First Tennessee Bank National Association (the "Purchaser"), $2,000,000.00 aggregate principal amount of Floating Rate Capital Securities (liquidation amount $1,000.00 per capital security) (the "Capital Securities").

Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Placement Agreement.

The law covered by the opinions expressed herein is limited to the law of the United States of America and of the State of Oregon.

We have made such investigations of law as, in our judgment, were necessary to render the following opinions. We have also reviewed (a) the Company's Articles of Incorporation, as amended, and its By-Laws, as amended; and (b) such corporate documents, records, information and certificates of the Company and the Subsidiaries, certificates of public officials or government authorities and other documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. As to certain facts material to our opinions, we have relied, with your permission, upon statements, certificates or representations, including those delivered or made in connection with the above-referenced transaction, of officers and other representatives of the Company and the Subsidiaries and the Trust.

As used herein, the phrases "to the best of our knowledge" or "known to us" or other similar phrases mean the actual knowledge of the attorneys who have had active involvement in the transactions described above or who have prepared or signed this opinion letter, or who otherwise have devoted substantial attention to legal matters for the Company.

Based upon and subject to the foregoing and the further qualifications set forth below, we are of the opinion as of the date hereof that:

1. The Company is validly existing and in good standing under the laws of the State of Oregon and is duly registered as a bank holding company under the Bank Holding Company Act of 1956,

as amended. Each of the Significant Subsidiaries is validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and the Significant Subsidiaries has full corporate power and authority to own or lease its properties and to conduct its business as such business is currently conducted in all material respects. To the best of our knowledge, all outstanding shares of capital stock of the Significant Subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable except to the extent such shares may be deemed assessable under 12 U.S.C. Section 1831o or 12 U.S.C. Section 55, and are owned of record and beneficially, directly or indirectly, by the Company.

2. The issuance, sale and delivery of the Debentures in accordance with the terms and conditions of the Placement Agreement and the Operative Documents have been duly authorized by all necessary actions of the Company. The issuance, sale and delivery of the Debentures by the Company and the issuance, sale and delivery of the Capital Securities and Common Securities by the Trust do not give rise to any preemptive or other rights to subscribe for or to purchase any shares of capital stock or equity securities of the Company or the Significant Subsidiaries pursuant to the corporate Articles of Incorporation or Charter, By-Laws or other governing documents of the Company or the Significant Subsidiaries, or, to the best of our knowledge, any agreement or other instrument to which either the Company or the Subsidiaries is a party or by which the Company or the Significant Subsidiaries may be bound.

3. The Company has all requisite corporate power to enter into and perform its obligations under the Placement Agreement and the Subscription Agreement, and the Placement Agreement and the Subscription Agreement have been duly and validly authorized, executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms, except as the enforcement thereof may be limited by general principles of equity and by bankruptcy or other laws affecting creditors' rights generally, and except as the indemnification and contribution provisions thereof may be limited under applicable laws and certain remedies may not be available in the case of a non-material breach.

4. Each of the Indenture, the Trust Agreement and the Guarantee Agreement has been duly authorized, executed and delivered by the Company, and is a valid and legally binding obligation of the Company enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity.

5. The Debentures have been duly authorized, executed and delivered by the Company, are entitled to the benefits of the Indenture and are legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity.

6. To the best of our knowledge, neither the Company, the Trust, nor any of the Subsidiaries is in breach or violation of, or default under, with or without notice or lapse of time or both, its Articles of Incorporation or Charter, By-Laws or other governing documents (including without limitation, the Trust Agreement). The execution, delivery and performance of the Placement Agreement and the Operative Documents and the consummation of the transactions contemplated by the Placement Agreement and the Operative Documents do not and will not (i) result in the creation or imposition of any material lien, claim, charge, encumbrance or restriction upon any property or assets of the Company or the Subsidiaries, or (ii) conflict with, constitute a material breach or violation of, or constitute a material default under, with or without notice or lapse of time or both, any of the terms, provisions or conditions of (A) the Articles of Incorporation or Charter, By-Laws or other governing documents of the Company or the

Subsidiaries, or (B) to the best of our knowledge, any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, franchise, license or any other agreement or instrument to which the Company or the Subsidiaries is a party or by which any of them or any of their respective properties may be bound or (C) any order, decree, judgment, franchise, license, permit, rule or regulation of any court, arbitrator, government, or governmental agency or instrumentality, domestic or foreign, known to us having jurisdiction over the Company or the Subsidiaries or any of their respective properties which, in the case of each of (i) or (ii) above, is material to the Company and the Subsidiaries on a consolidated basis.

7. Except for filings, registrations or qualifications that may be required by applicable securities laws, no authorization, approval, consent or order of, or filing, registration or qualification with, any person (including, without limitation, any court, governmental body or authority) is required under the laws of the State of Oregon in connection with the transactions contemplated by the Placement Agreement and the Operative Documents in connection with the offer and sale of the Capital Securities as contemplated by the Placement Agreement and the Operative Documents.

8. To the best of our knowledge (i) no action, suit or proceeding at law or in equity is pending or threatened to which the Company, the Trust or the Subsidiaries are or may be a party, and (ii) no action, suit or proceeding is pending or threatened against or affecting the Company, the Trust or the Subsidiaries or any of their properties, before or by any court or governmental official, commission, board or other administrative agency, authority or body, or any arbitrator, wherein an unfavorable decision, ruling or finding could reasonably be expected to have a material adverse effect on the consummation of the transactions contemplated by the Placement Agreement and the Operative Documents or the issuance and sale of the Capital Securities as contemplated therein or the condition (financial or otherwise), earnings, affairs, business, or results of operations of the Company, the Trust and the Subsidiaries on a consolidated basis.

9. Assuming the truth and accuracy of the representations and warranties of the Placement Agents in the Placement Agreement and the Purchaser in the Subscription Agreement, it is not necessary in connection with the offering, sale and delivery of the Capital Securities, the Debentures and the Guarantee Agreement (or the Guarantee) to register the same under the Securities Act of 1933, as amended, under the circumstances contemplated in the Placement Agreement and the Subscription Agreement.

10. Neither the Company nor the Trust is or after giving effect to the offering and sale of the Capital Securities and the consummation of the transactions described in the Placement Agreement will be, an "investment company" or an entity "controlled" by an "investment company," in each case within the meaning of the Investment Company Act of 1940, as amended, without regard to Section 3(c) of such Act.

The opinion expressed in the first two sentences of numbered paragraph 1 of this opinion is based solely upon certain certificates and confirmations issued by the applicable governmental officer or authority with respect to each of the Company and the Significant Subsidiaries.

With respect to the foregoing opinions, since no member of this firm is actively engaged in the practice of law in the States of Connecticut or New York, we do not express any opinions as to the laws of such states and have (i) relied, with your approval, upon the opinion of Shipman & Goodwin LLP with respect to matters of Connecticut law and (ii) assumed, with your approval and without rendering any opinion to such effect, that the laws of the State of New York, in all respects material to this opinion, are substantively identical to the laws of the State of Oregon, without regard to conflict of law provisions.

The opinions expressed herein are rendered to you solely pursuant to Section 3.1(a) of the Placement Agreement. As such, they may be relied upon by you only and may not be used or relied upon by any other person for any purpose whatsoever without our prior written consent.

Very truly yours,

EXHIBIT B-2

FORM OF CONNECTICUT COUNSEL OPINION

TO THE PARTIES LISTED
ON SCHEDULE I HERETO

Ladies and Gentlemen:

We have acted as special counsel in the State of Connecticut (the "State") for Albina Statutory Trust II (the "Trust"), a Connecticut statutory trust formed pursuant to the Amended and Restated Declaration of Trust (the "Trust Agreement") dated as of the date hereof, among Albina Community Bancorp, an Oregon corporation (the "Sponsor"), U.S. Bank National Association, a national banking association ("U.S. Bank"), in its capacity as Institutional Trustee (the "Institutional Trustee"), and Robert L. McKean and Neal T. McLaughlin, each, an individual, (each, an "Administrator") in connection with the issuance by the Trust to the Holders (as defined in the Trust Agreement) of its capital securities (the "Capital Securities") pursuant to the Placement Agreement dated as of May 6, 2004 (the "Placement Agreement"), the issuance by the Trust to the Sponsor of its Common Securities, pursuant to the Trust Agreement and the acquisition by the Trust from the Sponsor of Debentures, issued pursuant to the Indenture dated as of the date hereof (the "Indenture").

The Institutional Trustee has requested that we deliver this opinion to you in accordance with Section 3.1(b) of the Placement Agreement. Capitalized terms not otherwise defined herein shall have the meanings specified in, or defined by reference in or set forth in the Operative Documents (as defined below).

Our representation of the Trust has been as special counsel for the limited purposes stated above. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied, with your permission, entirely upon (i) the representations and warranties of the parties set forth in the Operative Documents and (ii) certificates delivered to us by the management of U.S. Bank, and have assumed, with your permission, without independent inquiry, the accuracy of those representations, warranties and certificates.

We have examined the following documents to which the Trust is a party, each of which is dated the date hereof, unless otherwise noted:

(i) the Trust Agreement;

(ii) the Placement Agreement;

(iii) the Subscription Agreement;

(iv) the Certificate of Common Securities;

(v) the Certificate of Capital Securities;

(vi) the Guarantee Agreement;

(vii) the Certificate of Trust filed with the Secretary of State of the State of Connecticut dated May 5, 2004; and

(viii) a Certificate of Legal Existence for the Trust obtained from the Secretary of State of the State of Connecticut dated May 6, 2004 (the "Certificate of Legal Existence").

The documents referenced in subparagraphs (i) through (vii) above are hereinafter referred to collectively as the "Operative Documents."

We have also examined originals, or copies, certified or otherwise identified to our satisfaction, of such other corporate and public records and agreements, instruments, certificates and other documents as we have deemed necessary or appropriate for the purposes of rendering this opinion. For purposes of our opinion rendered in paragraph 1 below, with respect to the legal existence of the Trust, our opinion relies entirely upon and is limited by the Certificate of Legal Existence, which is attached hereto as Exhibit A.

We have assumed, with your permission, the genuineness of all signatures (other than those on behalf of U.S. Bank, the Guarantee Trustee, Indenture Trustee, Institutional Trustee and the Trust), the conformity of the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document.

When an opinion set forth below is given to the best of our knowledge, or to our knowledge, or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual knowledge or awareness of the individual lawyers in the firm who have participated directly and substantively in the specific transactions to which this opinion relates and without any special or additional investigation undertaken for the purposes of this opinion except as indicated herein.

For the purposes of this opinion we have made such examination of law as we have deemed necessary. The opinions expressed below are limited solely to the internal substantive laws of the State (as applied by courts located in the State without regard to choice of law) and we express no opinion as to the laws of any other jurisdiction. To the extent to which this opinion deals with matters governed by or relating to the laws of any other state or jurisdiction, we have assumed, with your permission, that the Operative Documents are governed by the internal substantive laws of the State.

We express no opinion as to (i) the effect of suretyship defenses, or defenses in the nature thereof, with respect to the obligations of any applicable guarantor, joint obligor, surety, accommodation party, or other secondary obligor or any provisions of the Trust Agreement with respect to indemnification or contribution and (ii) the accuracy or completeness of any exhibits or schedules to the Operative Documents. No opinion is given herein as to the choice of law or internal substantive rules of law that any court or other tribunal may apply to the transactions contemplated by the Operative Documents. No opinion is expressed herein as to the application or effect of federal securities laws or as to the securities or so-called "Blue Sky" laws of Connecticut or of any other state or other jurisdiction.

Our opinion, with your permission, is further subject to the following exceptions, qualifications and assumptions:

(a) We have assumed without any independent investigation that (i) each party to the Operative Documents, other than U.S. Bank, the Guarantee Trustee, Indenture Trustee, Institutional Trustee and the Trust, as applicable, at all times relevant thereto, is validly existing and in good standing under the laws of the jurisdiction in which it is organized, and is qualified to do business and in good standing under the laws of each jurisdiction where such qualification is required generally or necessary in order for such party to enforce its rights under such Operative

Documents, (ii) each party to the Operative Documents, at all times relevant thereto, had and has the full power, authority and legal right under its certificate of incorporation, partnership agreement, by-laws, and other governing organizational documents, and the applicable corporate, partnership, or other enterprise legislation and other applicable laws, as the case may be (other than U.S. Bank, the Guarantee Trustee, Indenture Trustee, Institutional Trustee or the Trust) to execute, deliver and to perform its obligations under, the Operative Documents, and (iii) each party to the Operative Documents other than U.S. Bank, the Guarantee Trustee, Indenture Trustee, Institutional Trustee or the Trust has duly executed and delivered each of such agreements and instruments to which it is a party and that the execution and delivery of such agreements and instruments and the transactions contemplated thereby have been duly authorized by proper corporate or other organizational proceedings as to each such party.

(b) We have assumed without any independent investigation (i) that the Institutional Trustee, the Sponsor and the Administrators have received the agreed to and stated consideration for the incurrence of the obligations applicable to it under the Trust Agreement and each of the other Operative Documents, (ii) that each of the Operative Documents (other than the Trust Agreement) is a valid, binding and enforceable obligation of each party thereto other than the Trust, U.S. Bank and the Institutional Trustee, as applicable; and, for the purposes of this opinion letter, we herein also assume that each of the Operative Documents (other than the Trust Agreement) constitutes a valid, binding and enforceable obligation of U.S. Bank, the Guarantee Trustee and the Indenture Trustee, as applicable under Connecticut and federal law (as to which such matters we are delivering to you a separate opinion letter on this date, which is subject to the assumptions, qualifications and limitations set forth therein).

(c) The enforcement of any obligations of U.S. Bank, the Sponsor and the Administrators, as applicable, under the Trust Agreement and the obligations of the Trust under the other Operative Documents may be limited by the receivership, conservatorship and supervisory powers of depository institution regulatory agencies generally, as well as by bankruptcy, insolvency, reorganization, moratorium, marshaling or other laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights); and we express no opinion as to the status under any fraudulent conveyance laws or fraudulent transfer laws of any of the obligations of U.S. Bank, the Sponsor, the Administrators or the Trust under any of the Operative Documents.

(d) We express no opinion as to the enforceability of any particular provision of the Trust Agreement or the other Operative Documents relating to remedies after default.

(e) We express no opinion as the availability of any specific or equitable relief of any kind.

(f) The enforcement of any rights may in all cases be subject to an implied duty of good faith and fair dealing and to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(g) We express no opinion as to the enforceability of any particular provision of any of the Operative Documents relating to (i) waivers of rights to object to jurisdiction or venue, or consents to jurisdiction or venue, (ii) waivers of rights to (or methods of) service of process, or rights to trial by jury, or other rights or benefits bestowed by operation of law, (iii) waivers of any applicable defenses, setoffs, recoupments, or counterclaims, (iv) waivers or variations of provisions which are not capable of waiver or variation under Sections 1-102, 9-602, 9-603 or other provisions of the Uniform Commercial Code ("UCC") of the State, (v) the grant of powers of attorney to any person or entity, or (vi) exculpation or exoneration clauses, indemnity clauses, and clauses relating to releases or waivers of unmatured claims or rights.

(h) We have made no examination of, and no opinion is given herein as to the Trustee's or the Trust's title to or other ownership rights in, or the existence of any liens, charges or encumbrances on, or adverse claims against, any asset or property held by the Institutional Trustee or the Trust. We express no opinion as to the creation, validity, attachment, perfection or priority of any mortgage, security interest or lien in any asset or property held by the Institutional Trustee or the Trust.

(i) We express no opinion as to the effect of events occurring, circumstances arising, or changes of law becoming effective or occurring, after the date hereof on the matters addressed in this opinion letter, and we assume no responsibility to inform you of additional or changed facts, or changes in law, of which we may become aware.

(j) We express no opinion as to any requirement that any party to the Operative Documents (or any other persons or entities purportedly entitled to the benefits thereof) qualify or register to do business in any jurisdiction in order to be able to enforce its rights thereunder or obtain the benefits thereof.

Based upon the foregoing and subject to the limitations and qualifications set forth herein, we are of the opinion that:

1. The Trust has been duly formed and is validly existing as a statutory trust under the Connecticut Statutory Trust Act, Chapter 615 of Title 34 of the Connecticut General Statutes, Section 500, et seq. (the "Act").

2. The Trust Agreement constitutes a valid and binding obligation of U.S. Bank and the Institutional Trustee enforceable against U.S. Bank and the Institutional Trustee in accordance with the terms thereof.

3. The Trust Agreement constitutes a valid and binding obligation of the Sponsor and the Administrators, enforceable against the Sponsor and the Administrators in accordance with its terms.

4. The Trust has the requisite trust power and authority to (a) execute and deliver, and to perform its obligations under, the Operative Documents, and (b) perform its obligations under such Operative Documents.

5. Each of the Operative Documents to which the Trust is a party constitutes a valid and binding obligation of the Trust, enforceable against the Trust in accordance with the terms thereof.

6. The Capital Securities have been duly authorized by the Trust under the Trust Agreement, and the Capital Securities, when duly executed and delivered to the Holders in accordance with the Trust Agreement, the Placement Agreement and the Subscription Agreement, will be validly issued, fully paid and nonassessable and will evidence undivided beneficial interests in the assets of the Trust and will be entitled to the benefits of the Trust Agreement.

7. The Common Securities have been duly authorized by the Trust Agreement, and the Common Securities, when duly executed and delivered to the Company in accordance with the Trust Agreement, the Placement Agreement and the Subscription Agreement and delivered and paid for in accordance therewith, will be validly issued, fully paid and nonassessable (subject to Section 9.1(b) of the Trust Agreement which provides that the Holders of Common Securities are liable for debts and

obligations of the Trust to the extent such debts and obligations are not satisfied out of the Trust's assets) and will evidence undivided beneficial interests in the assets of the Trust and will be entitled to the benefits of the Trust Agreement.

8. Neither the execution, delivery or performance by the Trust of the Operative Documents, the consummation by the Trust of the transactions contemplated thereby, nor compliance by the Trust with any of the terms and provisions thereof, (a) violates the Trust Agreement, or, to the best of our knowledge, contravenes or will contravene any provision of, or constitutes a default under, or results in any breach of, or results in the creation of any lien (other than as permitted under the Operative Documents) upon property of the Trust under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, license or other agreement or instrument, in each case known to us, to which it is a party or by which it is bound or (b) violates any applicable State law governing the Trust, or, to the best of our knowledge, any judgment or order of any court or other tribunal, in each case known to us, applicable to or binding on it.

9. No consent, approval, order or authorization of, giving of notice to, or registration with, or taking of any other action in respect of, any State governmental authority regulating the Trust is required for the execution, delivery, validity or performance of, or the carrying out by, the Trust of any of the transactions contemplated by the Operative Documents, other than any such consent, approval, order, authorization, registration, notice or action as has been duly obtained, given or taken.

10. The Holders, as the beneficial holders of the Capital Securities, will be entitled to the same limitation of personal liability extended to shareholders of domestic corporations organized under the laws of the State.

11. Under the Trust Agreement, the issuance of the Capital Securities is not subject to preemptive rights.

12. Assuming that the Trust will not be taxable as a corporation for federal income tax purposes, but rather will be classified for such purposes as a grantor trust under Subpart E, Part I of Subchapter J of the Internal Revenue Code of 1986, as amended, the Trust will not be subject to any tax, fee or other government charge under the laws of the State of Connecticut or any political subdivision thereof.

This opinion is rendered solely for the benefit of those institutions listed on Schedule I hereto and their successors and assigns in connection with the transactions contemplated by the Operative Documents and may not be used or relied upon by any other person or for any other purpose.

Very truly yours,

SHIPMAN & GOODWIN LLP

SCHEDULE I

U.S. Bank National Association

FTN Financial Capital Markets

Keefe, Bruyette & Woods, Inc.

First Tennessee Bank National Association

Lewis, Rice & Fingersh, L.C.

Albina Community Bancorp

Foster Pepper Tooze LLP

EXHIBIT A TO EXHIBIT B-2

CERTIFICATE OF LEGAL EXISTENCE

(See Tab No. 6)

EXHIBIT B-3

FORM OF TAX COUNSEL OPINION

Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212-3722

Albina Statutory Trust II
c/o Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212-3722

FTN Financial Capital Markets
845 Crossover Lane, Suite 150
Memphis, Tennessee 38117

Keefe, Bruyette & Woods, Inc.
787 7th Avenue
4th Floor
New York, New York 10019

Ladies and Gentlemen:

We have acted as special tax counsel to Albina Community Bancorp and to Albina Statutory Trust II in connection with the proposed issuance of (i) Floating Rate Capital Securities, liquidation amount $1,000.00 per Capital Security (the "Capital Securities") of Albina Statutory Trust II, a statutory business trust created under the laws of Connecticut (the "Trust"), pursuant to the terms of the Amended and Restated Declaration of Trust dated as of the date hereof by Albina Community Bancorp, an Oregon corporation (the "Company"), U.S. Bank National Association, as institutional trustee, and Robert L. McKean and Neal T. McLaughlin, as Administrators (the "Trust Agreement"), (ii) Junior Subordinated Deferrable Interest Debentures (the "Corresponding Debentures") of the Company issued pursuant to the terms of an Indenture dated as of the date hereof from the Company to U.S. Bank National Association, as trustee (the "Indenture"), which Debentures are to be sold by the Company to the Trust, and (iii) the Guarantee Agreement of the Company with respect to the Capital Securities dated as of the date hereof (the "Guarantee") between the Company and U.S. Bank National Association, as guarantee trustee.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion including (i) the Indenture, (ii) the form of the Corresponding Debentures attached as an exhibit to the Indenture, (iii) the Trust Agreement, (iv) the Guarantee, and (v) the form of Capital Securities Certificate attached as an exhibit to the Trust Agreement (collectively the "Documents"). Furthermore, we have relied upon certain representations made by the Company and upon the opinion of Shipman & Goodwin LLP as to certain matters of Connecticut law. In such examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of such latter documents, the genuineness of all signatures and the correctness of all representations made therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in the Documents.

Based upon the foregoing, and assuming (i) that the final Documents will be substantially identical to the forms examined, (ii) full compliance with all the terms of the final Documents, and (iii) the accuracy of representations made by the Company and delivered to us, we are of the opinion that:

(a) The Corresponding Debentures will be classified as indebtedness of the Company for U.S. federal income tax purposes.

(b) The Trust will be characterized as a grantor trust and not as an association taxable as a corporation for U.S. federal income tax purposes.

The opinions expressed above are based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing Treasury regulations, published interpretations by the Internal Revenue Service of the Code and such Treasury regulations, and existing court decisions, any of which could be changed at any time. Any such changes may or may not be retroactively applied, and may result in federal income tax consequences that differ from those reflected in the opinions set forth above. We note that there is no authority directly on point dealing with securities such as the Capital Securities or with transactions of the type described herein, and that the authorities on which this opinion is based are subject to various interpretations. Further, you should be aware that opinions of counsel have no official status and are not binding on the Internal Revenue Service or the courts. Accordingly, we can provide no assurance that the interpretation of the federal income tax laws set forth in our opinions will prevail if challenged by the IRS in an administrative or judicial proceeding.

We have also assumed that each transaction contemplated herein will be carried out strictly in accordance with the Documents. Any variance in the facts may result in Federal income tax consequences that differ from those reflected in the opinions set forth above.

Additionally, we undertake no obligation to update this opinion in the event there is either a change in the legal authorities, in the facts (including the taking of any action by any party to any of the transactions described in the Documents relating to such transactions) or in the Documents on which this opinion is based, or an inaccuracy in any of the representations upon which we have relied in rendering this opinion.

We express no opinion with respect to any matter not specifically addressed by the foregoing opinions, including state or local tax consequences, or any federal, state, or local issue not specifically referred to and discussed above including, without limitation, the effect on the matters covered by this opinion of the laws of any other jurisdiction.

This letter is delivered for the benefit of the specified addressees and may not be relied upon by any other person. No portion of this letter may be quoted or otherwise referred to in any document or delivered to any other person or entity without the express written consent of Lewis, Rice & Fingersh, L.C. This opinion letter is rendered as of the date set forth above.

Very truly yours,

LEWIS, RICE & FINGERSH, L.C.

Lewis, Rice & Fingersh, L.C.
500 N. Broadway, Suite 2000
St. Louis, Missouri 63102
Attention: Lawrence H. Weltman, Esq.

Re: Representations Concerning the Issuance of Junior Subordinated Deferrable Interest Debentures (the "Debentures") to Albina Statutory Trust II (the "Trust") and Sale of Trust Securities (the "Trust Securities") of the Trust

Ladies and Gentlemen:

In accordance with your request, Albina Community Bancorp (the "Company") hereby makes the following representations in connection with the preparation of your opinion letter as to the United States federal income tax consequences of the issuance by the Company of the Debentures to the Trust and the sale of the Trust Securities.

Company hereby represents that:

1. The sole assets of the Trust will be the Debentures, any interest paid on the Debentures to the extent not distributed, proceeds of the Debentures, or any of the foregoing.

2. The Company intends to use the net proceeds from the sale of the Debentures for general corporate purposes.

3. The Trust was not formed to conduct any trade or business and is not authorized to conduct any trade or business. The Trust exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of Trust Securities to acquire the Debentures, and (iii) engaging only in activities necessary or incidental thereto.

4. The Trust was formed to facilitate direct investment in the assets of the Trust, and the existence of multiple classes of ownership is incidental to that purpose. There is no intent to provide holders of such interests in the Trust with diverse interests in the assets of the Trust.

5. The Company intends to create a debtor-creditor relationship between the Company, as debtor, and the Trust, as a creditor, upon the issuance and sale of the Debentures to the Trust by the Company. The Company will (i) record and at all times continue to reflect the Debentures as indebtedness on its separate books and records for financial accounting purposes, and (ii) treat the Debentures as indebtedness for all United States tax purposes.

6. During each year, the Trust's income will consist solely of payments made by the Company with respect to the Debentures. Such payments will not be derived from the active conduct of a financial business by the Trust. Both the Company's obligation to make such payments and the measurement of the amounts payable by the Company are defined by the terms of the Debentures. Neither the Company's obligation to make such payments nor the measurement of the amounts payable by the Company is dependent on income or profits of Company or any affiliate of the Company.

7. The Company expects that it will be able to make, and will make, timely payment of amounts identified by the Debentures as principal and interest in accordance with the terms of the Debentures with available capital or accumulated earnings.

8. The Company presently has no intention to defer interest payments on the Debentures, and it considers the likelihood of such a deferral to be remote because, if it were to exercise its right to defer payments of interest with respect to the Debentures, it would not be permitted to declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any capital stock of the Company or any affiliate of the Company (other than payments of dividends or distributions to the Company) or make any payment of principal of or interest or premium, if any, on or repay, repurchase, or redeem any debt securities of the Company or any affiliate of the Company that rank pari passu in all respects with or junior in interest to the Debentures, in each case subject to limited exceptions stated in Section 2.11 of the Indenture to be entered into in connection with the issuance of the Debentures.

9. Immediately after the issuance of the Debentures, the debt-to-equity ratio of the Company (as determined for financial accounting purposes, but excluding deposit liabilities from the Company's debt) will be within standard depository institution industry norms and, in any event, will be no higher than four to one (4 : 1).

10. To the best of our knowledge, the Company is currently in compliance with all federal, state, and local capital requirements, except to the extent that failure to comply with any such requirements would not have a material adverse effect on the Company and its affiliates.

11. The Company will not issue any class of common stock or preferred stock senior to the Debentures during their term.

12. The Internal Revenue Service has not challenged the interest deduction on any class of the Company's subordinated debt in the last ten (10) years on the basis that such debt constitutes equity for federal income tax purposes.

The above representations are accurate as of the date below and will continue to be accurate through the issuance of the Trust Securities, unless you are otherwise notified by us in writing. The undersigned understands that you will rely on the foregoing in connection with rendering certain legal opinions, and possesses the authority to make the representations set forth in this letter on behalf of the Company.

Very truly yours,

ALBINA COMMUNITY BANCORP

Date: May 6, 2004

By: ______________________________

Title: ______________________________

EXHIBIT C

SIGNIFICANT SUBSIDIARIES

Albina Community Bank

EXHIBIT D

FORM OF QUARTERLY REPORT

First Tennessee Bank National Association
845 Crossover Lane, Suite 150
Memphis, Tennessee 38117
Attention: David Work

BANK HOLDING COMPANY
As of [March 31, June 30, September 30 or December 31], 20__

Tier 1 to Risk Weighted Assets	________%
Ratio of Double Leverage	________%
Non-Performing Assets to Loans and OREO	________%
Ratio of Reserves to Non-Performing Loans	________%
Ratio of Net Charge-Offs to Loans	________%
Return on Average Assets (annualized)**	________%
Net Interest Margin (annualized)**	________%
Efficiency Ratio	________%
Ratio of Loans to Assets	________%
Ratio of Loans to Deposits	________%
Total Assets	$________
Year to Date Income	$________

---

*A table describing the quarterly report calculation procedures is provided on page D-2

** To annualize Return on Average Assets and Net Interest Margin do the following:
1st Quarter-multiply income statement item by 4, then divide by balance sheet item(s)
2nd Quarter-multiply income statement item by 2,then divide by balance sheet item(s)
3rd Quarter-divide income statement item by 3, then multiply by 4, then divide by balance sheet item(s)
4th Quarter-should already be an annual number
NO ADJUSTMENT SHOULD BE MADE TO BALANCE SHEET ITEMS

Financial Definitions

Report Item	Corresponding FRY-9C or LP Line Items with Line Item corresponding Schedules	Description of Calculation
"Tier 1 Capital" to Risk Weighted Assets	BHCK7206 *Schedule HC-R*	Tier 1 Risk Ratio: Core Capital (Tier 1)/ Risk-Adjusted Assets
Ratio of Double Leverage	(BHCP0365)/(BHCP3210) *Schedule PC in the LP*	Total equity investments in subsidiaries divided by the total equity capital. This field is calculated at the parent company level. "Subsidiaries" include bank, bank holding company, and nonbank subsidiaries.
Non-Performing Assets to Loans and OREO	(BHCK5525-BHCK3506+BHCK5526-BHCK3507+BHCK2744)/(BHCK2122+BHCK2744) *Schedules HC-C, HC-M & HC-N*	Total Nonperforming Assets (NPLs+Foreclosed Real Estate+Other Nonaccrual & Repossessed Assets)/ Total Loans + Foreclosed Real Estate
Ratio of Reserves to Non-Performing Loans	(BHCK3123+BHCK3128)/(BHCK5525-BHCK3506+BHCK5526-BHCK3507) *Schedules HC & HC-N*	Total Loan Loss and Allocated Transfer Risk Reserves/ Total Nonperforming Loans (Nonaccrual + Restructured)
Ratio of Net Charge-Offs to Loans	(BHCK4635-BHCK4605)/(BHCK3516) *Schedules HI-B & HC-K*	Net charge offs for the period as a percentage of average loans.
Return on Assets	(BHCK4340/BHCK3368) *Schedules HI & HC-K*	Net Income as a percentage of Assets.
Net Interest Margin	(BHCK4519)/(BHCK3515+BHCK3365+BHCK3516+BHCK3401+BHCKB985) *Schedules HI Memorandum and HC-K*	(Net Interest Income Fully Taxable Equivalent, if available / Average Earning Assets)
Efficiency Ratio	(BHCK4093)/(BHCK4519+BHCK4079) *Schedule HI*	(Noninterest Expense)/ (Net Interest Income Fully Taxable Equivalent, if available, plus Noninterest Income)
Ratio of Loans to Assets	(BHCKB528+BHCK5369)/BHCK2170) *Schedule HC*	Total Loans & Leases (Net of Unearned Income & Gross of Reserve)/ Total Assets
Ratio of Loans to Deposits	(BHCKB528+BHCK5369)/(BHDM6631+BHDM6636+BHFN6631+BHFN6636) *Schedule HC*	Total Loans & Leases (Net of Unearned Income & Gross of Reserve)/ Total Deposits (Includes Domestic and Foreign Deposits)
Total Assets	(BHCK2170) *Schedule HC*	The sum of total assets. Includes cash and balances due from depository institutions; securities; federal funds sold and securities purchased under agreements to resell; loans and lease financing receivables; trading assets; premises and fixed assets; other real estate owned; investments in unconsolidated subsidiaries and associated companies; customer's liability on acceptances outstanding; intangible assets; and other assets.
Net Income	(BHCK4300) *Schedule HI*	The sum of income (loss) before extraordinary items and other adjustments and extraordinary items; and other adjustments, net of income taxes.

LAST NAME	FIRST NAME	HIRE DATE	ELIGIBLE	TERM DATE	Carryforward $ Cash	2006 1/15	1/31	2/15	2/28	3/15	3/31	Total $	# Shares	$ 16.25 $ Shares	Carryforward $ Cash
BROWN	GREG	9/3/2002	7/1/2003		4.53	26	26	26	26	32.33	26.79	167.65	10.00	162.50	5.15
DANIEL	SHARON, K	4/16/1997	7/1/2003	10/19/2005	38.03	-	-	-38.03	-	-	-	-	0.00	-	-
EDMEADES	MARY	10/20/2003	7/1/2004		3.34	26.78	26.78	26.78	26.78	102.62	26.78	239.86	14.00	227.50	12.36
FROMAN	GREG	3/30/2005	10/1/2005		-	79.17	79.17	79.17	79.17	610.23	79.17	1,006.08	61.00	991.25	14.83
HAMILTON	SEAN	1/12/2004	10/1/2004	12/16/2005	86.22	-	-	-86.22	-	-	-	-	0.00	-	-
HANEY	PAULA	8/4/2003	4/1/2004		2.85	19.44	19.44	19.44	19.44	19.44	19.44	119.49	7.00	113.75	5.74
NARAYAN	LOLESHNI	12/19/2003	7/1/2004		0.59	10.43	10.58	12.02	9.92	9.78	9.59	62.91	3.00	48.75	14.16
SCOTT	CATHLEEN	5/24/2004	1/1/2005	11/28/2005	208.36	-	-	-208.36	-	-	-	-	0.00	-	-
SMITH	DON	1/14/2004	10/1/2004	9/30/2005	4.90	-	-	-4.9	-	-	-	0.00	0.00	-	0.00
TOWNSEND	YVONNE	3/1/2004	10/1/2004		1.63	38.13	38.13	38.13	38.13	78.94	45.00	278.09	17.00	276.25	1.84
WALTON	KENT	12/6/2004	7/1/2005		55.31	-	-	-	-	(55.31)	-	-	0.00	-	-
WHITMORE	PHILLIS, R	12/11/1995	7/1/2003		1.39	16.64	17.16	18.18	15.08	19.74	15.20	103.39	6.00	97.50	5.89
					407.15	216.59	217.26	(117.79)	214.52	817.77	221.97	1,977.47	118.00	1,917.50	59.97

ESPP:

1. eligible after 6 months service.
2. Must be at least 18.
3. Must work at least 20 hours/week.
4. Enroll 10 days prior to start of calendar quarter.

Bank	ESPP	270014090	1,917.50	
	Bancorp Due To/Due From	100006590		1,917.50
Bancorp	Bancorp Due To/Due From	100006597	1,917.50	
	Common Stock A	300000597		1,917.50

Term before Year-End	**2/15/06 Payroll**	
Sharon Daniel	refund	$38.03
Sean Hamilton	refund	$86.22
Cathie Scott	refund	$208.36
Don Smith	refund	$4.90

No Contrib. after 10/15/05 Payroll	**3/15/06 Payroll**	
Kent Walton	refund	$55.31

GUARANTEE AGREEMENT

by and between

ALBINA COMMUNITY BANCORP

and

U.S. BANK NATIONAL ASSOCIATION

Dated as of May 7, 2004

GUARANTEE AGREEMENT

This GUARANTEE AGREEMENT (this "Guarantee"), dated as of May 7, 2004, is executed and delivered by Albina Community Bancorp, an Oregon corporation (the "Guarantor"), and U.S. Bank National Association, a national banking association, organized under the laws of the United States of America, as trustee (the "Guarantee Trustee"), for the benefit of the Holders (as defined herein) from time to time of the Capital Securities (as defined herein) of Albina Statutory Trust II, a Connecticut statutory trust (the "Issuer").

WHEREAS, pursuant to an Amended and Restated Declaration of Trust (the "Declaration"), dated as of the date hereof among U.S. Bank National Association, not in its individual capacity but solely as institutional trustee, the administrators of the Issuer named therein, the Guarantor, as sponsor, and the holders from time to time of undivided beneficial interests in the assets of the Issuer, the Issuer is issuing on the date hereof those undivided beneficial interests, having an aggregate liquidation amount of $2,000,000.00 (the "Capital Securities"); and

WHEREAS, as incentive for the Holders to purchase the Capital Securities, the Guarantor desires irrevocably and unconditionally to agree, to the extent set forth in this Guarantee, to pay to the Holders of Capital Securities the Guarantee Payments (as defined herein) and to make certain other payments on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the purchase by each Holder of the Capital Securities, which purchase the Guarantor hereby agrees shall benefit the Guarantor, the Guarantor executes and delivers this Guarantee for the benefit of the Holders.

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1. **Definitions and Interpretation.** In this Guarantee, unless the context otherwise requires:

(a) capitalized terms used in this Guarantee but not defined in the preamble above have the respective meanings assigned to them in this Section 1.1;

(b) a term defined anywhere in this Guarantee has the same meaning throughout;

(c) all references to "the Guarantee" or "this Guarantee" are to this Guarantee as modified, supplemented or amended from time to time;

(d) all references in this Guarantee to "Articles" or "Sections" are to Articles or Sections of this Guarantee, unless otherwise specified;

(e) terms defined in the Declaration as at the date of execution of this Guarantee have the same meanings when used in this Guarantee, unless otherwise defined in this Guarantee or unless the context otherwise requires; and

(f) a reference to the singular includes the plural and vice versa.

"Affiliate" has the same meaning as given to that term in Rule 405 of the Securities Act of 1933, as amended, or any successor rule thereunder.

"Beneficiaries" means any Person to whom the Issuer is or hereafter becomes indebted or liable.

"Capital Securities" has the meaning set forth in the recitals to this Guarantee.

"Common Securities" means the common securities issued by the Issuer to the Guarantor pursuant to the Declaration.

"Corporate Trust Office" means the office of the Guarantee Trustee at which the corporate trust business of the Guarantee Trustee shall, at any particular time, be principally administered, which office at the date of execution of this Guarantee is located at 225 Asylum Street, Goodwin Square, Hartford, Connecticut 06103.

"Covered Person" means any Holder of Capital Securities.

"Debentures" means the debt securities of the Guarantor designated the Floating Rate Junior Subordinated Deferrable Interest Debentures due 2034 held by the Institutional Trustee (as defined in the Declaration) of the Issuer.

"Declaration Event of Default" means an "Event of Default" as defined in the Declaration.

"Event of Default" has the meaning set forth in Section 2.4(a).

"Guarantee Payments" means the following payments or distributions, without duplication, with respect to the Capital Securities, to the extent not paid or made by the Issuer: (i) any accrued and unpaid Distributions (as defined in the Declaration) which are required to be paid on such Capital Securities to the extent the Issuer shall have funds available therefor, (ii) the Redemption Price to the extent the Issuer has funds available therefor, with respect to any Capital Securities called for redemption by the Issuer, (iii) the Special Redemption Price to the extent the Issuer has funds available therefor, with respect to Capital Securities redeemed upon the occurrence of a Special Event, and (iv) upon a voluntary or involuntary liquidation, dissolution, winding-up or termination of the Issuer (other than in connection with the distribution of Debentures to the Holders of the Capital Securities in exchange therefor as provided in the Declaration), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid Distributions on the Capital Securities to the date of payment, to the extent the Issuer shall have funds available therefor, and (b) the amount of assets of the Issuer remaining available for distribution to Holders in liquidation of the Issuer (in either case, the "Liquidation Distribution").

"Guarantee Trustee" means U.S. Bank National Association, until a Successor Guarantee Trustee has been appointed and has accepted such appointment pursuant to the terms of this Guarantee and thereafter means each such Successor Guarantee Trustee.

"Guarantor" means Albina Community Bancorp and each of its successors and assigns.

"Holder" means any holder, as registered on the books and records of the Issuer, of any Capital Securities; provided, however, that, in determining whether the Holders of the requisite percentage of Capital Securities have given any request, notice, consent or waiver hereunder, "Holder" shall not include the Guarantor or any Affiliate of the Guarantor.

"Indemnified Person" means the Guarantee Trustee, any Affiliate of the Guarantee Trustee, or any officers, directors, shareholders, members, partners, employees, representatives, nominees, custodians or agents of the Guarantee Trustee.

"Indenture" means the Indenture dated as of the date hereof between the Guarantor and U.S. Bank National Association, not in its individual capacity but solely as trustee, and any indenture supplemental thereto pursuant to which the Debentures are to be issued to the institutional trustee of the Issuer.

"Issuer" has the meaning set forth in the opening paragraph to this Guarantee.

"Liquidation Distribution" has the meaning set forth in the definition of "Guarantee Payments" herein.

"Majority in liquidation amount of the Capital Securities" means Holder(s) of outstanding Capital Securities, voting together as a class, but separately from the holders of Common Securities, of more than 50% of the aggregate liquidation amount (including the stated amount that would be paid on redemption, liquidation or otherwise, plus accrued and unpaid Distributions to the date upon which the voting percentages are determined) of all Capital Securities then outstanding.

"Obligations" means any costs, expenses or liabilities (but not including liabilities related to taxes) of the Issuer other than obligations of the Issuer to pay to holders of any Trust Securities the amounts due such holders pursuant to the terms of the Trust Securities.

"Officer's Certificate" means, with respect to any Person, a certificate signed by one Authorized Officer of such Person. Any Officer's Certificate delivered with respect to compliance with a condition or covenant provided for in this Guarantee shall include:

(a) a statement that the officer signing the Officer's Certificate has read the covenant or condition and the definitions relating thereto;

(b) a brief statement of the nature and scope of the examination or investigation undertaken by the officer in rendering the Officer's Certificate;

(c) a statement that the officer has made such examination or investigation as, in such officer's opinion, is necessary to enable such officer to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of the officer, such condition or covenant has been complied with.

"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated association, or government or any agency or political subdivision thereof, or any other entity of whatever nature.

"Redemption Price" has the meaning set forth in the Indenture.

"Responsible Officer" means, with respect to the Guarantee Trustee, any officer within the Corporate Trust Office of the Guarantee Trustee including any Vice President, Assistant Vice President, Secretary, Assistant Secretary or any other officer of the Guarantee Trustee customarily performing functions similar to those performed by any of the above designated officers and also, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

"Special Event" has the meaning set forth in the Indenture.

"Special Redemption Price" has the meaning set forth in the Indenture.

"Successor Guarantee Trustee" means a successor Guarantee Trustee possessing the qualifications to act as Guarantee Trustee under Section 3.1.

"Trust Securities" means the Common Securities and the Capital Securities.

ARTICLE II

POWERS, DUTIES AND RIGHTS OF GUARANTEE TRUSTEE

Section 2.1. Powers and Duties of the Guarantee Trustee.

(a) This Guarantee shall be held by the Guarantee Trustee for the benefit of the Holders of the Capital Securities, and the Guarantee Trustee shall not transfer this Guarantee to any Person except a Holder of Capital Securities exercising his or her rights pursuant to Section 4.4(b) or to a Successor Guarantee Trustee on acceptance by such Successor Guarantee Trustee of its appointment to act as Successor Guarantee Trustee. The right, title and interest of the Guarantee Trustee shall automatically vest in any Successor Guarantee Trustee, and such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered pursuant to the appointment of such Successor Guarantee Trustee.

(b) If an Event of Default actually known to a Responsible Officer of the Guarantee Trustee has occurred and is continuing, the Guarantee Trustee shall enforce this Guarantee for the benefit of the Holders of the Capital Securities.

(c) The Guarantee Trustee, before the occurrence of any Event of Default and after curing all Events of Default that may have occurred, shall undertake to perform only such duties as are specifically set forth in this Guarantee, and no implied covenants shall be read into this Guarantee against the Guarantee Trustee. In case an Event of Default has occurred (that has not been waived pursuant to Section 2.4) and is actually known to a Responsible Officer of the Guarantee Trustee, the Guarantee Trustee shall exercise such of the rights and powers vested in it by this Guarantee, and use the same degree of care and skill in its exercise thereof, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(d) No provision of this Guarantee shall be construed to relieve the Guarantee Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) prior to the occurrence of any Event of Default and after the curing or waiving of all such Events of Default that may have occurred:

(A) the duties and obligations of the Guarantee Trustee shall be determined solely by the express provisions of this Guarantee, and the Guarantee Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Guarantee, and no implied covenants or obligations shall be read into this Guarantee against the Guarantee Trustee; and

(B) in the absence of bad faith on the part of the Guarantee Trustee, the Guarantee Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Guarantee Trustee and conforming to the requirements of this Guarantee; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Guarantee Trustee, the Guarantee Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Guarantee;

(ii) the Guarantee Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Guarantee Trustee, unless it shall be proved that such Responsible Officer of the Guarantee Trustee or the Guarantee Trustee was negligent in ascertaining the pertinent facts upon which such judgment was made;

(iii) the Guarantee Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the written direction of the Holders of not less than a Majority in liquidation amount of the Capital Securities relating to the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee, or relating to the exercise of any trust or power conferred upon the Guarantee Trustee under this Guarantee; and

(iv) no provision of this Guarantee shall require the Guarantee Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if the Guarantee Trustee shall have reasonable grounds for believing that the repayment of such funds is not reasonably assured to it under the terms of this Guarantee or security and indemnity, reasonably satisfactory to the Guarantee Trustee, against such risk or liability is not reasonably assured to it.

Section 2.2. <u>Certain Rights of Guarantee Trustee</u>.

(a) Subject to the provisions of Section 2.1:

(i) The Guarantee Trustee may conclusively rely, and shall be fully protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

(ii) Any direction or act of the Guarantor contemplated by this Guarantee shall be sufficiently evidenced by an Officer's Certificate.

(iii) Whenever, in the administration of this Guarantee, the Guarantee Trustee shall deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Guarantee Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, request and conclusively rely upon an Officer's Certificate of the Guarantor which, upon receipt of such request, shall be promptly delivered by the Guarantor.

(iv) The Guarantee Trustee shall have no duty to see to any recording, filing or registration of any instrument (or any re-recording, refiling or re-registration thereof).

(v) The Guarantee Trustee may consult with counsel of its selection, and the advice or opinion of such counsel with respect to legal matters shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion. Such counsel may be counsel to the Guarantor or any of its Affiliates and may include any of its employees. The Guarantee Trustee shall have the right at any time to seek instructions concerning the administration of this Guarantee from any court of competent jurisdiction.

(vi) The Guarantee Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Guarantee at the request or direction of any Holder, unless such Holder shall have provided to the Guarantee Trustee such security and indemnity, reasonably satisfactory to the Guarantee Trustee, against the costs, expenses (including attorneys' fees and expenses and the expenses of the Guarantee Trustee's agents, nominees or custodians) and liabilities that might be incurred by it in complying with such request or direction, including such reasonable advances as may be requested by the Guarantee Trustee; provided, however, that nothing contained in this Section 2.2(a)(vi) shall relieve the Guarantee Trustee, upon the occurrence of an Event of Default, of its obligation to exercise the rights and powers vested in it by this Guarantee.

(vii) The Guarantee Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Guarantee Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit.

(viii) The Guarantee Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys, and the Guarantee Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

(ix) Any action taken by the Guarantee Trustee or its agents hereunder shall bind the Holders of the Capital Securities, and the signature of the Guarantee Trustee or its agents alone shall be sufficient and effective to perform any such action. No third party shall be required to inquire as to the authority of the Guarantee Trustee to so act or as to its compliance with any of the terms and provisions of this Guarantee, both of which shall be conclusively evidenced by the Guarantee Trustee's or its agent's taking such action.

(x) Whenever in the administration of this Guarantee the Guarantee Trustee shall deem it desirable to receive instructions with respect to enforcing any remedy or right or taking any other action hereunder, the Guarantee Trustee (i) may request instructions from the Holders of a Majority in liquidation amount of the Capital Securities, (ii) may refrain from enforcing such remedy or right or taking such other action until such instructions are received, and (iii) shall be protected in conclusively relying on or acting in accordance with such instructions.

(xi) The Guarantee Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith, without negligence, and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Guarantee.

(b) No provision of this Guarantee shall be deemed to impose any duty or obligation on the Guarantee Trustee to perform any act or acts or exercise any right, power, duty or obligation conferred or imposed on it, in any jurisdiction in which it shall be illegal or in which the Guarantee Trustee shall be unqualified or incompetent in accordance with applicable law to perform any such act or acts or to exercise any such right, power, duty or obligation. No permissive power or authority available to the Guarantee Trustee shall be construed to be a duty.

Section 2.3. Not Responsible for Recitals or Issuance of Guarantee. The recitals contained in this Guarantee shall be taken as the statements of the Guarantor, and the Guarantee Trustee does not assume any responsibility for their correctness. The Guarantee Trustee makes no representation as to the validity or sufficiency of this Guarantee.

Section 2.4. Events of Default; Waiver.

(a) An Event of Default under this Guarantee will occur upon the failure of the Guarantor to perform any of its payment or other obligations hereunder.

(b) The Holders of a Majority in liquidation amount of the Capital Securities may, voting or consenting as a class, on behalf of the Holders of all of the Capital Securities, waive any past Event of Default and its consequences. Upon such waiver, any such Event of Default shall cease to exist, and shall be deemed to have been cured, for every purpose of this Guarantee, but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

Section 2.5. Events of Default; Notice.

(a) The Guarantee Trustee shall, within 90 days after the occurrence of an Event of Default, transmit by mail, first class postage prepaid, to the Holders of the Capital Securities and the Guarantor, notices of all Events of Default actually known to a Responsible Officer of the Guarantee Trustee, unless such defaults have been cured before the giving of such notice, provided, however, that the Guarantee Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Guarantee Trustee in good faith determines that the withholding of such notice is in the interests of the Holders of the Capital Securities.

(b) The Guarantee Trustee shall not be deemed to have knowledge of any Event of Default unless the Guarantee Trustee shall have received written notice from the Guarantor or a Holder of the Capital Securities (except in the case of a payment default), or a Responsible Officer of the Guarantee Trustee charged with the administration of this Guarantee shall have obtained actual knowledge thereof.

ARTICLE III

GUARANTEE TRUSTEE

Section 3.1. Guarantee Trustee; Eligibility.

(a) There shall at all times be a Guarantee Trustee which shall:

(i) not be an Affiliate of the Guarantor, and

(ii) be a corporation organized and doing business under the laws of the United States of America or any State or Territory thereof or of the District of Columbia, or Person authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least 50 million U.S. dollars ($50,000,000), and subject to supervision or examination by Federal, State, Territorial or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the supervising or examining authority referred to above, then, for the purposes of this Section 3.1(a)(ii), the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

(b) If at any time the Guarantee Trustee shall cease to be eligible to so act under Section 3.1(a), the Guarantee Trustee shall immediately resign in the manner and with the effect set out in Section 3.2(c).

(c) If the Guarantee Trustee has or shall acquire any "conflicting interest" within the meaning of Section 310(b) of the Trust Indenture Act, the Guarantee Trustee shall either eliminate such interest or resign to the extent and in the manner provided by, and subject to this Guarantee.

Section 3.2. Appointment, Removal and Resignation of Guarantee Trustee.

(a) Subject to Section 3.2(b), the Guarantee Trustee may be appointed or removed without cause at any time by the Guarantor except during an Event of Default.

(b) The Guarantee Trustee shall not be removed in accordance with Section 3.2(a) until a Successor Guarantee Trustee has been appointed and has accepted such appointment by written instrument executed by such Successor Guarantee Trustee and delivered to the Guarantor.

(c) The Guarantee Trustee appointed to office shall hold office until a Successor Guarantee Trustee shall have been appointed or until its removal or resignation. The Guarantee Trustee may resign from office (without need for prior or subsequent accounting) by an instrument in writing executed by the Guarantee Trustee and delivered to the Guarantor, which resignation shall not take effect until a Successor Guarantee Trustee has been appointed and has accepted such appointment by an instrument in writing executed by such Successor Guarantee Trustee and delivered to the Guarantor and the resigning Guarantee Trustee.

(d) If no Successor Guarantee Trustee shall have been appointed and accepted appointment as provided in this Section 3.2 within 60 days after delivery of an instrument of removal or resignation, the Guarantee Trustee resigning or being removed may petition any court of competent jurisdiction for appointment of a Successor Guarantee Trustee. Such court may thereupon, after prescribing such notice, if any, as it may deem proper, appoint a Successor Guarantee Trustee.

(e) No Guarantee Trustee shall be liable for the acts or omissions to act of any Successor Guarantee Trustee.

(f) Upon termination of this Guarantee or removal or resignation of the Guarantee Trustee pursuant to this Section 3.2, the Guarantor shall pay to the Guarantee Trustee all amounts owing to the Guarantee Trustee under Sections 7.2 and 7.3 accrued to the date of such termination, removal or resignation.

ARTICLE IV

GUARANTEE

Section 4.1. Guarantee.

(a) The Guarantor irrevocably and unconditionally agrees to pay in full to the Holders the Guarantee Payments (without duplication of amounts theretofore paid by the Issuer), as and when due, regardless of any defense (except the defense of payment by the Issuer), right of set-off or counterclaim that the Issuer may have or assert. The Guarantor's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Guarantor to the Holders or by causing the Issuer to pay such amounts to the Holders.

(b) The Guarantor hereby also agrees to assume any and all Obligations of the Issuer and in the event any such Obligation is not so assumed, subject to the terms and conditions hereof, the Guarantor hereby irrevocably and unconditionally guarantees to each Beneficiary the full payment, when and as due, of any and all Obligations to such Beneficiaries. This Guarantee is intended to be for the benefit of, and to be enforceable by, all such Beneficiaries, whether or not such Beneficiaries have received notice hereof.

Section 4.2. Waiver of Notice and Demand. The Guarantor hereby waives notice of acceptance of this Guarantee and of any liability to which it applies or may apply, presentment, demand for payment, any right to require a proceeding first against the Issuer or any other Person before proceeding against the Guarantor, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands.

Section 4.3. Obligations Not Affected. The obligations, covenants, agreements and duties of the Guarantor under this Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

(a) the release or waiver, by operation of law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Capital Securities to be performed or observed by the Issuer;

(b) the extension of time for the payment by the Issuer of all or any portion of the Distributions, Redemption Price, Special Redemption Price, Liquidation Distribution or any other sums payable under the terms of the Capital Securities or the extension of time for the performance of any other obligation under, arising out of or in connection with, the Capital Securities (other than an extension of time for payment of Distributions, Redemption Price, Special Redemption Price, Liquidation Distribution or other sum payable that results from the extension of any interest payment period on the Debentures or any extension of the maturity date of the Debentures permitted by the Indenture);

(c) any failure, omission, delay or lack of diligence on the part of the Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Capital Securities, or any action on the part of the Issuer granting indulgence or extension of any kind;

(d) the voluntary or involuntary liquidation, dissolution, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Issuer or any of the assets of the Issuer;

(e) any invalidity of, or defect or deficiency in, the Capital Securities;

(f) the settlement or compromise of any obligation guaranteed hereby or hereby incurred; or

(g) any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a guarantor, it being the intent of this Section 4.3 that the obligations of the Guarantor hereunder shall be absolute and unconditional under any and all circumstances.

There shall be no obligation of the Holders to give notice to, or obtain consent of, the Guarantor with respect to the happening of any of the foregoing.

Section 4.4. Rights of Holders.

(a) The Holders of a Majority in liquidation amount of the Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of this Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under this Guarantee; provided, however, that (subject to Section 2.1) the Guarantee Trustee shall have the right to decline to follow any such direction if the Guarantee Trustee being advised by counsel determines that the action or proceeding so directed may not lawfully be taken or if the Guarantee Trustee in good faith by its board of directors or trustees, executive committees or a trust committee of directors or trustees and/or Responsible Officers shall determine that the action or proceedings so directed would involve the Guarantee Trustee in personal liability.

(b) Any Holder of Capital Securities may institute a legal proceeding directly against the Guarantor to enforce the Guarantee Trustee's rights under this Guarantee, without first instituting a legal proceeding against the Issuer, the Guarantee Trustee or any other Person. The Guarantor waives any right or remedy to require that any such action be brought first against the Issuer, the Guarantee Trustee or any other Person before so proceeding directly against the Guarantor.

Section 4.5. Guarantee of Payment. This Guarantee creates a guarantee of payment and not of collection.

Section 4.6. Subrogation. The Guarantor shall be subrogated to all (if any) rights of the Holders of Capital Securities against the Issuer in respect of any amounts paid to such Holders by the Guarantor under this Guarantee; provided, however, that the Guarantor shall not (except to the extent required by mandatory provisions of law) be entitled to enforce or exercise any right that it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of payment under this Guarantee, if, after giving effect to any such payment, any amounts are due and unpaid under this Guarantee. If any amount shall be paid to the Guarantor in violation of the preceding sentence, the Guarantor agrees to hold such amount in trust for the Holders and to pay over such amount to the Holders.

Section 4.7. Independent Obligations. The Guarantor acknowledges that its obligations hereunder are independent of the obligations of the Issuer with respect to the Capital Securities and that the Guarantor shall be liable as principal and as debtor hereunder to make Guarantee Payments pursuant to the terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (g), inclusive, of Section 4.3 hereof.

Section 4.8. Enforcement by a Beneficiary. A Beneficiary may enforce the obligations of the Guarantor contained in Section 4.1(b) directly against the Guarantor and the Guarantor waives any right or remedy to require that any action be brought against the Issuer or any other person or entity before proceeding against the Guarantor. The Guarantor shall be subrogated to all rights (if any) of any Beneficiary against the Issuer in respect of any amounts paid to the Beneficiaries by the Guarantor under this Guarantee; provided, however, that the Guarantor shall not (except to the extent required by mandatory provisions of law) be entitled to enforce or exercise any rights that it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of payment under this Guarantee, if at the time of any such payment, and after giving effect to such payment, any amounts are due and unpaid under this Guarantee.

ARTICLE V

LIMITATION OF TRANSACTIONS; SUBORDINATION

Section 5.1. **Limitation of Transactions.** So long as any Capital Securities remain outstanding, if (a) there shall have occurred and be continuing an Event of Default or a Declaration Event of Default or (b) the Guarantor shall have selected an Extension Period as provided in the Declaration and such period, or any extension thereof, shall have commenced and be continuing, then the Guarantor shall not and shall not permit any Affiliate to (x) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Guarantor's or such Affiliate's capital stock (other than payments of dividends or distributions to the Guarantor) or make any guarantee payments with respect to the foregoing or (y) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Guarantor or any Affiliate that rank *pari passu* in all respects with or junior in interest to the Debentures (other than, with respect to clauses (x) and (y) above, (i) repurchases, redemptions or other acquisitions of shares of capital stock of the Guarantor in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Guarantor (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the occurrence of the Event of Default, Declaration Event of Default or Extension Period, as applicable, (ii) as a result of any exchange or conversion of any class or series of the Guarantor's capital stock (or any capital stock of a subsidiary of the Guarantor) for any class or series of the Guarantor's capital stock or of any class or series of the Guarantor's indebtedness for any class or series of the Guarantor's capital stock, (iii) the purchase of fractional interests in shares of the Guarantor's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (iv) any declaration of a dividend in connection with any stockholders' rights plan, or the issuance of rights, stock or other property under any stockholders' rights plan, or the redemption or repurchase of rights pursuant thereto, (v) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (vi) payments under this Guarantee).

Section 5.2. **Ranking.** This Guarantee will constitute an unsecured obligation of the Guarantor and will rank subordinate and junior in right of payment to all present and future Senior Indebtedness (as defined in the Indenture) of the Guarantor. By their acceptance thereof, each Holder of Capital Securities agrees to the foregoing provisions of this Guarantee and the other terms set forth herein.

The right of the Guarantor to participate in any distribution of assets of any of its subsidiaries upon any such subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Guarantor may itself be recognized as a creditor of that subsidiary. Accordingly, the Guarantor's obligations under this Guarantee will be effectively subordinated to all existing and future liabilities of the Guarantor's subsidiaries, and claimants should look only to the assets of the Guarantor for payments hereunder. This Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Guarantor, including Senior Indebtedness of the Guarantor, under any indenture that the Guarantor may enter into in the future or otherwise.

ARTICLE VI

TERMINATION

Section 6.1. **Termination.** This Guarantee shall terminate as to the Capital Securities (i) upon full payment of the Redemption Price or Special Redemption Price of all Capital Securities then outstanding, (ii) upon the distribution of all of the Debentures to the Holders of all of the Capital Securities or (iii) upon full payment of the amounts payable in accordance with the Declaration upon dissolution of the Issuer. This Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any Holder of Capital Securities must restore payment of any sums paid under the Capital Securities or under this Guarantee.

ARTICLE VII

INDEMNIFICATION

Section 7.1. **Exculpation.**

(a) No Indemnified Person shall be liable, responsible or accountable in damages or otherwise to the Guarantor or any Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith in accordance with this Guarantee and in a manner that such Indemnified Person reasonably believed to be within the scope of the authority conferred on such Indemnified Person by this Guarantee or by law, except that an Indemnified Person shall be liable for any such loss, damage or claim incurred by reason of such Indemnified Person's negligence or willful misconduct with respect to such acts or omissions.

(b) An Indemnified Person shall be fully protected in relying in good faith upon the records of the Issuer or the Guarantor and upon such information, opinions, reports or statements presented to the Issuer or the Guarantor by any Person as to matters the Indemnified Person reasonably believes are within such other Person's professional or expert competence and who, if selected by such Indemnified Person, has been selected with reasonable care by such Indemnified Person, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which Distributions to Holders of Capital Securities might properly be paid.

Section 7.2. **Indemnification.**

(a) The Guarantor agrees to indemnify each Indemnified Person for, and to hold each Indemnified Person harmless against, any and all loss, liability, damage, claim or expense incurred without negligence or willful misconduct on the part of the Indemnified Person, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including, but not limited to, the costs and expenses (including reasonable legal fees and expenses) of the Indemnified Person defending itself against, or investigating, any claim or liability in connection with the exercise or performance of any of the Indemnified Person's powers or duties hereunder. The obligation to indemnify as set forth in this Section 7.2 shall survive the resignation or removal of the Guarantee Trustee and the termination of this Guarantee.

(b) Promptly after receipt by an Indemnified Person under this Section 7.2 of notice of the commencement of any action, such Indemnified Person will, if a claim in respect thereof is to be made against the Guarantor under this Section 7.2, notify the Guarantor in writing of the commencement thereof; but the failure so to notify the Guarantor (i) will not relieve the Guarantor from liability under paragraph (a) above unless and to the extent that the Guarantor did not otherwise learn of such action and such failure results in the forfeiture by the Guarantor of substantial rights and defenses and (ii) will not, in any event, relieve the Guarantor from any obligations to any Indemnified Person other than the indemnification obligation provided in paragraph (a) above. The Guarantor shall be entitled to appoint counsel of the Guarantor's choice at the Guarantor's expense to represent the Indemnified Person in any action for which indemnification is sought (in which case the Guarantor shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the Indemnified Person or Persons except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the Indemnified Person. Notwithstanding the Guarantor's election to appoint counsel to represent the Guarantor in an action, the Indemnified Person shall have the right to employ separate counsel (including local counsel), and the Guarantor shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the Guarantor to represent the Indemnified Person would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the Indemnified Person and the Guarantor and the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it and/or other Indemnified Person(s) which are different from or additional to those available to the Guarantor, (iii) the Guarantor shall not have employed counsel satisfactory to the Indemnified Person to represent the Indemnified Person within a reasonable time after notice of the institution of such action or (iv) the Guarantor shall authorize the Indemnified Person to employ separate counsel at the expense of the Guarantor. The Guarantor will not, without the prior written consent of the Indemnified Persons, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Persons are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Person from all liability arising out of such claim, action, suit or proceeding.

Section 7.3. Compensation; Reimbursement of Expenses. The Guarantor agrees:

(a) to pay to the Guarantee Trustee from time to time such compensation for all services rendered by it hereunder as the parties shall agree to from time to time (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust); and

(b) except as otherwise expressly provided herein, to reimburse the Guarantee Trustee upon request for all reasonable expenses, disbursements and advances incurred or made by it in accordance with any provision of this Guarantee (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or willful misconduct.

For purposes of clarification, this Section 7.3 does not contemplate the payment by the Guarantor of acceptance or annual administration fees owing to the Guarantee Trustee for services to be provided by the Guarantee Trustee under this Guarantee or the fees and expenses of the Guarantee Trustee's counsel in connection with the closing of the transactions contemplated by this Guarantee. The provisions of this Section 7.3 shall survive the resignation or removal of the Guarantee Trustee and the termination of this Guarantee.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. **Successors and Assigns.** All guarantees and agreements contained in this Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Guarantor and shall inure to the benefit of the Holders of the Capital Securities then outstanding. Except in connection with any merger or consolidation of the Guarantor with or into another entity or any sale, transfer or lease of the Guarantor's assets to another entity, in each case, to the extent permitted under the Indenture, the Guarantor may not assign its rights or delegate its obligations under this Guarantee without the prior approval of the Holders of at least a Majority in liquidation amount of the Capital Securities.

Section 8.2. **Amendments.** Except with respect to any changes that do not adversely affect the rights of Holders of the Capital Securities in any material respect (in which case no consent of Holders will be required), this Guarantee may be amended only with the prior approval of the Holders of not less than a Majority in liquidation amount of the Capital Securities. The provisions of the Declaration with respect to amendments thereof apply to the giving of such approval.

Section 8.3. **Notices.** All notices provided for in this Guarantee shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by first class mail, as follows:

(a) If given to the Guarantee Trustee, at the Guarantee Trustee's mailing address set forth below (or such other address as the Guarantee Trustee may give notice of to the Holders of the Capital Securities and the Guarantor):

U.S. Bank National Association
225 Asylum Street, Goodwin Square
Hartford, Connecticut 06103
Attention: Corporate Trust Services Division
Telecopy: 860-241-6889

With a copy to:

U.S. Bank National Association
1 Federal Street – 3rd Floor
Boston, Massachusetts 02110
Attention: Paul D. Allen, Corporate Trust Services Division
Telecopy: 617-603-6665

(b) If given to the Guarantor, at the Guarantor's mailing address set forth below (or such other address as the Guarantor may give notice of to the Holders of the Capital Securities and to the Guarantee Trustee):

Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212-3722
Attention: Neal T. McLaughlin
Telecopy: 503-287-0447

(c) If given to any Holder of the Capital Securities, at the address set forth on the books and records of the Issuer.

All such notices shall be deemed to have been given when received in person, telecopied with receipt confirmed, or mailed by first class mail, postage prepaid, except that if a notice or other document is refused delivery or cannot be delivered because of a changed address of which no notice was given, such notice or other document shall be deemed to have been delivered on the date of such refusal or inability to deliver.

Section 8.4. **Benefit.** This Guarantee is solely for the benefit of the Beneficiaries and, subject to Section 2.1(a), is not separately transferable from the Capital Securities.

Section 8.5. **Governing Law.** THIS GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

Section 8.6. **Counterparts.** This Guarantee may be executed in one or more counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same instrument.

Section 8.7 **Separability.** In case one or more of the provisions contained in this Guarantee shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Guarantee, but this Guarantee shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein.

Signatures appear on the following page

THIS GUARANTEE is executed as of the day and year first above written.

ALBINA COMMUNITY BANCORP, as Guarantor

By: [signature]
Name: ROBERT L. McKEAN
Title: President & CEO

U.S. BANK NATIONAL ASSOCIATION, as Guarantee Trustee

By:____________________
Name:
Title:

THIS GUARANTEE is executed as of the day and year first above written.

ALBINA COMMUNITY BANCORP, as Guarantor

By:______________________________________
Name:
Title:

U.S. BANK NATIONAL ASSOCIATION, as Guarantee Trustee

By:______________________________________
Name: Paul D. Allen
Title: Vice President



CERTIFIED PUBLIC ACCOUNTANTS

805 SW Broadway, Suite 1200
Portland, OR 97205

Phone 503.242.1447
Toll Free 1.800.820.4476
FAX 503.274.2789
www.mossadams.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby agree to the use in the Offering Circular, which constitutes a part of the Offering Statement of Albina Community Bancorp filed under the Regulation A exemption from the registration provisions of the 1933 Securities Act, of our report dated February 9, 2006 (except for Note 16, as to which the date is June 1, 2006), on the consolidated balance sheets of Albina Community Bancorp as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2005.

Moss Adams LLP

Portland, Oregon
June 14, 2006

Consent and Certification by Underwriter

1. The undersigned, acting as placement agent on a best efforts basis, hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by Albina Community Bancorp, pursuant to Regulation A in connection with a proposed offering of Albina Community Bancorp's Class A Common Stock, no par value per share, to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the offering statement thereto, and do not omit any information required to be stated therein with respect to any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revise Preliminary Offering Circular of a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such person, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

D.A. DAVIDSON & CO.

By: Daren J. Shaw
Its: Managing Director

Date: June 6, 2006

FOSTER PEPPER TOOZE LLP
ATTORNEYS AT LAW

June 16, 2006

Board of Directors
Albina Community Bancorp
2002 N.E. Martin Luther King, Jr. Blvd.
Portland, Oregon 97212

Re: Offering of 416,666 Shares of Common Stock

Ladies and Gentlemen:

This firm has acted as counsel to Albina Community Bancorp (the "Company") in connection with a proposed offering (the "Offering") of up to 416,666 shares of its Class A Common Stock (the "Shares") pursuant to an Offering Statement (the "Offering Statement") on Form 1-A filed with the Securities and Exchange Commission.

In the course of our representation we have examined the Offering Statement, copies of the Articles of Incorporation, Bylaws, and excerpts of minutes of meetings of the Board of Directors of the Company. We have also received from officers of the Company certain other documents, corporate records, certificates and representations concerning factual matters. We have reviewed such documents and certificates, made such inquiries of public officials, and made such review of laws as we consider necessary for purposes of this opinion. We have relied as to matters of fact upon the above documents and investigation. We have assumed without investigation the genuineness of all signatures, the authenticity and completeness of all documents submitted to us as originals and the conformity to authentic and complete original documents of all documents submitted to us as certified or photostatic copies.

Based upon the foregoing and subject to the qualifications and exceptions heretofore and hereinafter set forth, we are of the opinion that, under Oregon law, the Shares have been duly authorized by the Company, and that, when the Offering Statement is qualified by the Securities and Exchange Commission, applicable state "blue sky" and other securities laws have been complied with, and the Company has issued the Shares in the manner described in the Offering Statement, the Shares will be validly issued, fully paid and non-assessable.

ANCHORAGE PORTLAND SEATTLE SPOKANE
601 SW Second Avenue / Suite 1800 / Portland, OR 97204.3171 503.221.0607 FAX 503.221.1510

This opinion is limited to the laws of the State of Oregon and applicable federal laws of the United States of America, and to the facts bearing on this opinion as they exist on the date of this letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion.

We consent to the use of this opinion as an exhibit to the Offering Statement and to any required filings made with any applicable state securities regulatory authority, and we consent to the reference to our name under the caption "Legal Matters" in the offering circular forming a part of the Offering Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

Foster Pepper Tooze LLP

FOSTER PEPPER TOOZE LLP

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on June 16, 2006.

Albina Community Bancorp

By: ______________________________
Robert L. McKean, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Robert L. McKean and James Schlotfeldt his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for the undersigned's name, place and stead, in any and all capacities, to sign any or all Amendments to this Form 1-A and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of Regulation A, this offering statement has been signed by the following persons in the capacities indicated on June 16, 2006.

Signature	Capacity
Robert L. McKean	President, Chief Executive Officer and Director
James Schlotfeldt	Chief Financial Officer
Cheryl L. Cebula	Chief Operating Officer
Michael C. Henderson	Director
James R. Bradshaw	Director

Bernard V. Foster.	Director
Ted K. Gilbert	Director
Jeana M. Woolley	Director
Sheila D. Holden	Director